FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2013

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 85 48

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Item	Sequential Page Number
1. Telefónica - 2012 Annual Accounts

• Account Auditor’s Report, Annual Accounts and Management Report of Telefónica, S.A., all for the Fiscal Year 2012.

• Account Auditor’s Report, Annual Accounts and Management Report of the Consolidated Group of Companies, all for the Fiscal Year 2012.

Telefónica, S.A. hereby submits the Individual Annual Accounts of “Telefónica, S.A.” and the Consolidated Annual Accounts of “Telefónica S.A.” and its “Group of Subsidiaries” for 2012 financial year, that have been filed with the Spanish National Securities Market Commission (Comisión Nacional del Mercado de Valores—CNMV).

The aforesaid Annual Accounts will be submitted for approval of the next Annual General Shareholders’ Meeting of the Company, the dates of which will be announced due course.

Madrid, March 21, 2013

AUDIT REPORT, ANNUAL FINANCIAL STATEMENTS, AND

MANAGEMENT REPORT OF TELEFÓNICA, S.A., ALL FOR THE

YEAR ENDED DECEMBER 31, 2012

Audit Report

TELEFÓNICA, S.A.

Financial Statements and Management Report

for the year ended

December 31, 2012

Translation of a report and financial statements originally issued in Spanish. In the event of discrepancy, the Spanish-language version prevails (See Note 23)

AUDIT REPORT ON THE FINANCIAL STATEMENTS

To the Shareholders of

Telefónica, S.A.

We have audited the financial statements of Telefónica, S.A., which comprise the balance sheet at December 31, 2012, the income statement, the statement of changes in equity, the cash flow statement, and the notes thereto for the year then ended. The Company’s Directors are responsible for the preparation of the financial statements in accordance with the regulatory framework for financial information applicable to the entity in Spain (identified in Note 2.a to the accompanying financial statements), and specifically in accordance with the accounting principles and criteria contained therein. Our responsibility is to express an opinion on the aforementioned financial statements taken as a whole, based upon work performed in accordance with prevailing audit regulation in Spain, which require the examination, through the performance of selective tests, of the evidence supporting the financial statements and the evaluation of whether their presentation, the accounting principles and criteria applied and the estimates made are in agreement with the applicable regulatory framework for financial information.

In our opinion, the accompanying 2012 financial statements give a true and fair view, in all material respects, of the equity and financial position of Telefónica, S.A. at December 31, 2012, and of the results of its operations and its cash flow for the year then ended, in conformity with the applicable regulatory framework for financial information in Spain, and specifically the accounting principles and criteria contained therein.

The accompanying 2012 management report contains such explanations as the Directors consider appropriate concerning the situation of the Company, the evolution of its business and other matters; however, it is not an integral part of the financial statements. We have checked that the accounting information included in the aforementioned management report agrees with the 2012 financial statements. Our work as auditors is limited to verifying the management report in accordance with the scope mentioned in this paragraph, and does not include the review of information other than that obtained from the Company’s accounting records.

ERNST & YOUNG, S.L.

Ignacio Viota del Corte

March 20, 2013

Domicilio Social: Pl. Pablo Ruiz Picasso, 1. 28020 Madrid Inscrita en el Registro Mercantil de Madrid al Tomo 12749, Libro 0, Folio 215, Sección 8[a], Hoja M-23123, Inscripción 116. C.I.F. B-78970506

2012

TELEFÓNICA, S.A.

Annual financial statements and management report for the year ended December 31, 2012

2012 Financial Statements

Telefónica, S.A.

Balance sheet at December 31

Millions of euros	Notes	2012	2011
ASSETS
NON-CURRENT ASSETS		82,182	87,198

Intangible assets	5	64	68

Patents, licences, trademarks and others		5	9
Software		15	11
Other intangible assets		44	48
Property, plant and equipment	6	303	338
Land and buildings		148	154
Plant and other PP&E items		115	141
Property, plant and equipment under construction and prepayments		40	43

Investment property	7	410	423

Land		65	65
Buildings		345	358

Non-current investments in Group companies and associates	8	71,779	79,036

Equity instruments		67,770	77,396
Loans to Group companies and associates		3,988	1,618
Other financial assets		21	22

Financial investments	9	4,531	4,728

Equity instruments		433	556
Loans to third parties		39	37
Derivatives	16	4,045	4,118
Other financial assets		14	17

Deferred tax assets	17	5,095	2,605

CURRENT ASSETS		7,553	5,339

Trade and other receivables	10	1,065	698

Current investments in Group companies and associates	8	3,636	3,478

Loans to Group companies and associates		3,608	3,390
Derivatives	16	2	57
Other financial assets		26	31

Investments	9	390	394

Loans to companies		9	46
Derivatives	16	282	348
Other financial assets		99	—

Accruals		12	4

Cash and cash equivalents		2,450	765

TOTAL ASSETS		89,735	92,537

The accompanying Notes 1 to 23 and Appendix I are an integral part of these balance sheets

Telefónica, S.A.    4

2012 Financial Statements

Millions of euros	Notes	2012	2011
Equity and liabilities
EQUITY		22,978	26,597

CAPITAL AND RESERVES		24,383	27,212

Share capital	11	4,551	4,564

Share premium	11	460	460

Reserves	11	19,529	22,454

Legal		984	984
Other reserves		18,545	21,470

Treasury shares and own equity instruments	11	(788)	(1,782)

Profit for the year	3	631	4,910

Interim dividend	3	—	(3,394)

UNREALIZED GAINS (LOSSES) RESERVE	11	(1,405)	(615)
Available-for-sale financial assets		(34)	(40)
Hedging instruments		(1,371)	(575)

NON-CURRENT LIABILITIES		50,029	47,236

Non-current provisions		187	42

Other provisions		187	42

Non-current borrowings	12	13,274	11,339

Bonds and other marketable debt securities	13	828	170
Bank borrowings	14	9,232	9,046
Derivatives	16	3,130	2,033
Finance leases		75	86
Other debts		9	4

Non-current borrowings from Group companies and associates	15	36,069	35,381

Deferred tax liabilities	17	499	474

CURRENT LIABILITIES		16,728	18,704

Current provisions		8	65

Current borrowings	12	2,097	1,033

Bonds and other marketable debt securities	13	828	87
Bank borrowings	14	1,145	742
Derivatives	16	124	204

Current borrowings from Group companies and associates	15	14,181	17,140

Trade and other payables	18	439	440

Accruals		3	26

TOTAL EQUITY AND LIABILITIES		89,735	92,537

The accompanying Notes 1 to 23 and Appendix I are an integral part of these balance sheets

Telefónica, S.A.    5

2012 Financial Statements

Telefónica, S.A.

Income statements for the years ended December 31

Millions of euros	Notes	2012	2011
Revenue	19	5,817	7,952

Rendering of services to Group companies and associates		687	707
Rendering of services to non-group companies		3	3
Dividends from Group companies and associates		4,852	6,967
Interest income on loans to Group companies and associates		275	275

Impairment and gains (losses) on disposal of financial instruments	19	(5,311)	(1,082)

Impairment losses and other losses	8	(5,312)	(1,606)
Gains (losses) on disposal and other gains and losses		1	524

Other operating income	19	120	157

Non-core and other current operating revenue - Group companies and associates		95	140
Non-core and other current operating revenue - non-group companies		25	17

Employees benefits expense	19	(141)	(244)

Wages, salaries and others		(130)	(213)
Social security costs		(11)	(31)

Other operational expense		(500)	(399)

External services - Group companies and associates	19	(99)	(94)
External services - non-group companies	19	(389)	(296)
Taxes other than income tax		(12)	(9)

Depreciation and amortization	5, 6 and 7	(63)	(72)

Gains (losses) on disposal of fixed assets		(1)	1

OPERATING PROFIT		(79)	6,313

Finance revenue	19	213	139

From equity investments of third parties		17	38
From marketable securities and other financial instruments of third parties		196	101

Finance costs	19	(2,268)	(2,119)

Borrowings from Group companies and associates		(2,042)	(1,872)
Third-party borrowings		(226)	(247)

Change in fair value of financial instruments		(59)	(91)

Trading portfolio and other securities		(4)	(11)
Gain (loss) on available-for-sale financial assets recognized in the period	9	(55)	(80)

Exchange rate gains (losses)	19	41	(138)

Impairment and gains (losses) on disposal of financial instruments with third-parties	19	(53)	(105)

NET FINANCIAL EXPENSE		(2,126)	(2,314)

PROFIT BEFORE TAX	21	(2,205)	3,999

Income tax	17	2,836	911

PROFIT FOR THE YEAR		631	4,910

The accompanying Notes 1 to 23 and Appendix I are an integral part of these income statements

Telefónica, S.A.    6

2012 Financial Statements

Statements of changes in equity for the years ended December 31

A) Statement of recognized income and expense

Millions of euros	Notes	2012	2011
Profit of the period		631	4,910

Total income and expense recognized directly in equity	11	(950)	(612)

From measurement of available-for-sale financial assets		(46)	(50)
From cash flow hedges		(1,310)	(824)
Income tax impact		406	262

Total amounts transferred to income statement	11	160	147

From measurement of available-for-sale financial assets		55	—
From cash flow hedges		173	210
Income tax impact		(68)	(63)

TOTAL RECOGNIZED INCOME AND EXPENSE		(159)	4,445

The accompanying Notes 1 to 23 and Appendix I are an integral part of these statements of changes in equity.

B) Statements of total changes in equity for the years ended December 31

Millions of euros	Share capital	Share premium	Reserves	Treasury shares and own equity investments	Profit for the year	Interim dividend	Net unrealized gains (losses) reserve	Total
Balance at December 31, 2010	4,564	460	24,710	(1,376)	4,130	(2,938)	(150)	29,400

Total recognized income and expense	—	—	—	—	4,910	—	(465)	4,445
Transactions with shareholders and owners	—	—	(3,455)	(777)	—	(3,394)	—	(7,626)
Capital decreases	—	—	—	—	—	—	—	—
Dividends paid	—	—	(3,458)	—	—	(3,394)	—	(6,852)
Transactions with treasury shares or own equity instruments (net)	—	—	3	(777)	—	—	—	(774)
Other movements	—	—	7	371	—	—	—	378
Appropriation of prior year profit (loss)	—	—	1,192	—	(4,130)	2,938	—	—

Balance at December 31, 2011	4,564	460	22,454	(1,782)	4,910	(3,394)	(615)	26,597

Total recognized income and expense	—	—	—	—	631	—	(790)	(159)
Transactions with shareholders and owners	(13)	—	(4,497)	972	—	—	—	(3,538)
Capital decreases	(84)	—	(1,237)	1,321	—	—	—	—
Dividends paid	71	—	(2,907)	—	—	—	—	(2,836)
Transactions with treasury shares or own equity instruments (net)	—	—	(353)	(349)	—	—	—	(702)
Other movements	—	—	56	22	—	—	—	78
Appropriation of prior year profit (loss)	—	—	1,516	—	(4,910)	3,394	—	—

Balance at December 31, 2012	4,551	460	19,529	(788)	631	—	(1,405)	22,978

The accompanying Notes 1 to 23 and Appendix I are an integral part of these statements of changes in equity.

Telefónica, S.A.    7

2012 Financial Statements

Telefónica, S.A.

Cash flow statements for the years ended December 31

Millions of euros	Notes	2012	2011
A) CASH FLOWS FROM OPERATING ACTIVITIES		1,981	6,423

Profit before tax		(2,205)	3,999

Adjustments to profit:		2,519	(3,773)

Depreciation and amortization	5, 6 and 7	63	72
Impairment of investments in Group companies and associates	8	5,312	1,606
Change in long term provisions		145	—
Gains on the sale of financial assets		(1)	(524)
Losses on disposal of property, plant and equipment		1	1
Dividends from Group companies and associates	19	(4,852)	(6,967)
Interest income on loans to Group companies and associates	19	(275)	(275)
Net financial expense	19	2,126	2,314

Change in working capital		(165)	(108)

Trade and other receivables		45	(51)
Other current assets		(35)	(16)
Trade and other payables		(73)	(106)
Other current liabilities		(102)	65

Other cash flows from operating activities	21	1,832	6,305

Net interest paid		(2,007)	(1,405)
Dividends received		3,337	7,073
Income tax receipts		502	637
B) CASH FLOWS (USED IN)/FROM INVESTING ACTIVITIES		1,372	(1,235)
Payments on investments	21	(6,779)	(3,554)
Proceeds from disposals	21	8,151	2,319

C) CASH FLOWS USED IN FINANCING ACTIVITIES		(1,663)	(4,817)

Payments on equity instruments	11	(590)	(377)
Proceeds from financial liabilities	21	1,763	2,412
Debt issues		10,964	7,533
Repayment and redemption of debt		(9,201)	(5,121)
Dividends paid	11	(2,836)	(6,852)

D) NET FOREIGN EXCHANGE DIFFERENCE		(5)	(22)

E) NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		1,685	349

Cash and cash equivalents at January 1		765	416
Cash and cash equivalents at December 31		2,450	765

Notes 1 to 23 and Appendix I are an integral part of these cash flow statements.

Telefónica, S.A.    8

2012 Financial Statements

TELEFÓNICA, S.A.

Annual financial statements and management report for the ended December  31, 2012

Note 1. Introduction and general information

Telefónica, S.A. (“Telefónica” or “the Company”) is a public limited company incorporated for an indefinite period on April 19, 1924, under the corporate name of Compañía Telefónica Nacional de España, S.A. It adopted its present name in April 1998.

The Company’s registered office is at Gran Vía 28, Madrid (Spain), and its Employer Identification Number (CIF) is A-28/015865.

Telefónica’s basic corporate purpose, pursuant to Article 4 of its Bylaws, is the provision of all manner of public or private telecommunications services, including ancillary or complementary telecommunications services or related services. All the business activities that constitute this stated corporate purpose may be performed either in Spain or abroad and wholly or partially by the Company, either through shareholdings or equity interests in other companies or legal entities with an identical or a similar corporate purpose.

In keeping with the above, Telefónica is currently the parent company of a group that operates mainly in the telecommunications, media and entertainment industries, providing a wide range of services on the international stage.

The Company is taxed under the general tax regime established by the Spanish State, the Spanish Autonomous Communities and local governments, and files consolidated tax returns with most of the Spanish subsidiaries of its Group under the consolidated tax regime applicable to corporate groups.

Telefónica, S.A.    9

2012 Financial Statements

Note 2. Basis of presentation

a) True and fair view

These financial statements have been prepared from Telefónica, S.A.’s accounting records by the Company’s Directors in accordance with the accounting principles and standards contained in the Code of Commerce, developed in the Spanish GAAP in force (2007 Spanish GAAP) and other prevailing legislation at the date of these financial statements, to give a true and fair view of the Company’s equity, financial position, results of operations and of the cash flows obtained and applied in 2012.

The accompanying financial statements for the year ended December 31, 2012 were prepared by the Company’s Board of Directors at its meeting on February 27, 2013 for submission for approval at the General Shareholders’ Meeting, which is expected to occur without modification.

The figures in these financial statements are expressed in millions of euros, unless indicated otherwise, and therefore may be rounded. The euro is the Company’s functional currency.

b) Comparison of information

In 2011 and 2012 there have not been significant transactions that should be taken into account in order to ensure the comparison of information included in the Annual Financial Statements of both years.

c) Use of estimates

The financial statements have been prepared using estimates based on historical experience and other factors considered reasonable under the circumstances. The carrying value of assets and liabilities, which is not readily apparent from other sources, was established on the basis of these estimates. The Company periodically reviews these estimates.

A significant change in the facts and circumstances on which these estimates are based could have an impact on the Company’s results and financial position.

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date that have a significant risk of causing a material adjustment to the financial statements of the following year are discussed below.

Provisions for impairment of investments in Group companies, joint ventures and associates

Investments in group companies, joint ventures and associates are tested for impairment at each year end to determine whether an impairment loss must be recognized in the income statement or a previously recognized impairment loss be reversed. The decision to recognize an impairment loss (or a reversal) involves estimates of the reasons for the potential impairment (or recovery), as well as the timing and amount.

Recoverable amount of investments in group companies, joint ventures and associates is measured as described in Note 4.e.

There is a significant element of judgment involved in the estimates required to determine recoverable amount and the assumptions regarding the performance of these investments, since the timing and scope of future changes in the business are difficult to predict.

Deferred taxes

The Company assesses the recoverability of deferred tax assets based on estimates of future earnings. The ability to recover these taxes depends ultimately on the Company’s ability to generate taxable earnings over the period for which the deferred tax assets remain deductible. This analysis is based on the estimated schedule for reversing deferred tax liabilities, as well as estimates of taxable earnings, which are sourced from internal projections and are continuously updated to reflect the latest trends.

Telefónica, S.A.    10

2012 Financial Statements

The appropriate classification of tax assets and liabilities depends on a series of factors, including estimates as to the timing and realization of deferred tax assets and the projected tax payment schedule. Actual income tax receipts and payments could differ from the estimates made by the Company as a result of changes in tax legislation or unforeseen transactions that could affect tax balances.

Telefónica, S.A.    11

2012 Financial Statements

Note 3: Proposed appropriation of profit

Telefónica, S.A. obtained 631 million euros of profit in 2012. Accordingly, the Company’s Board of Directors will submit the following proposed appropriation of 2012 profit for approval at the Shareholders’ Meeting:

Millions of euros
Proposed appropriation:
Profit for the year	631
Distribution to:
Goodwill reserve (Note 11.c)	2
Voluntary reserves	629

Telefónica, S.A.    12

2012 Financial Statements

Note 4. Recognition and measurement accounting policies

The main recognition and measurement accounting policies applied in the preparation of the 2012 annual financial statements are the following:

a) Intangible assets

Intangible assets are stated at acquisition or production cost, less any accumulated amortization or any accumulated impairment losses.

The useful lives of intangible assets are assessed individually to be either finite or indefinite. Intangible assets with finite lives are amortized systematically over the useful economic life and assessed for impairment whenever events or changes indicate that their carrying amount may not be recoverable.

Amortization methods and schedules are revised annually at year end and, where appropriate, adjusted prospectively.

Intangible assets include mainly the following:

1.	Computer software licenses, which are recorded at cost and amortized on a straight-line basis over their useful lives, generally estimated at three years.

2.	Intellectual property, which is recorded at the amounts paid to acquire ownership of or rights to use patents and trademarks and amortized on a straight-line basis over the useful life of the patent or trademark for a period of 3 to 10 years.

3.	The goodwill arising from the merger of Telefónica, S.A. and Terra Networks, S.A. carried out in 2005. This is included under “Other intangible assets” at the carrying amount at January 1, 2008 of 33 million euros, calculated in accordance with the former accounting principles, less any accumulated impairment losses. Goodwill is not amortized, but is tested for impairment annually or more frequently if there are certain events or changes indicating the possibility that the carrying amount may not be fully recoverable (see Note 4.c).

b) Property, plant and equipment and investment property

Property, plant and equipment is stated at cost, net of accumulated depreciation and any accumulated impairment in value. Land is not depreciated.

Cost includes external costs plus any internal costs comprising warehouse materials used, direct labor costs incurred in installation work and the allocable portion of the indirect costs required for the related investment. Cost includes, where appropriate, the initial estimate of decommissioning, retirement and site reconditioning costs when the Company is under obligation to incur such costs due to the use of the asset.

Costs incurred for expansion, remodeling or improvements which increase the productivity, capacity, or prolong the useful life of the asset are capitalized when the capitalization requirements are met.

Interest and other borrowing costs incurred and directly attributable to the acquisition or construction of assets that require preparation of more than one year for their intended use or sale are capitalized.

Upkeep and maintenance expenses are expensed as incurred.

The Company assesses the need to write down, if appropriate, the carrying amount of each item of property, plant and equipment to its recoverable amount whenever there are indications that the assets’ carrying amount exceeds the higher of its fair value less costs to sell or its value in use. The impairment provision is not maintained if the factors giving rise to the impairment disappear (see Note 4.c).

Telefónica, S.A.    13

2012 Financial Statements

The Company depreciates its property, plant and equipment once the assets are in full working conditions using the straight-line method based on the assets’ estimated useful lives, calculated in accordance with technical studies which are revised periodically based on technological advances and the rate of dismantling, as follows:

Estimated useful life	Years
Buildings	40
Plant and machinery	3 – 25
Other plant or equipment, furniture and fixtures	10
Other items of property, plant and equipment	4 – 10

Assets’ estimated residual values and methods and depreciation periods are reviewed, and adjusted if appropriate, prospectively at each financial year end.

Investment property is measured using the same criteria described for land and buildings for own use. Buildings included in investment property are depreciated on a straight-line basis over a period of up to 40 years.

c) Impairment of non-current assets

Non-current assets are assessed at each reporting date for indications of impairment. Where such indications exist, or in the case of assets which are subject to an annual impairment test, the Company estimates the asset’s recoverable amount as the higher of its fair value less costs to sell and its value in use. In assessing value in use, the estimated future cash flows deriving from the use of the asset or its cash generating unit, as applicable, are discounted to their present value in the currency in which they will be generated, using a discount rate appropriate to that currency and reflecting current market assessments of the time value of money and the risks specific to the asset. The Company translates that present value into its accounting currency at the exchange rate prevailing at the close of the day of calculation of value in use. When the carrying amount of an asset exceeds its recoverable amount, the asset is considered to be impaired. In this case, the carrying amount is written down to recoverable amount and the resulting loss is taken to the income statement. Future depreciation or amortization charges are adjusted for the asset’s new carrying amount over its remaining useful life. The Company assesses each asset individually for impairment, unless the asset does not generate cash inflows that are largely independent of those from other assets (or cash-generating units).

The Company bases the calculation of impairment on the business plans of the various cash-generating units to which the assets are allocated. These business plans generally cover a period of five years. For periods beyond the strategic plan, an expected constant or decreasing growth rate is applied to the projections based on these plans from the fifth year.

When there are new events or changes in circumstances that indicate that a previously recognized impairment loss no longer exists or has been decreased, a new estimate of the asset’s recoverable amount is made. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. If that is the case, the carrying amount of the asset is increased to its recoverable amount. The reversal is limited to the net carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the income statement and the depreciation charge is adjusted in future periods to the asset’s revised carrying amount.

d) Leases

The determination of whether an arrangement is, or contains, a lease is based on the substance of the agreement and requires an assessment of whether the fulfillment of the arrangement is dependent on the use of a specific asset and the agreement conveys a right to the Company to use the asset.

Leases where the lessor does not transfer substantially all the risks and benefits of ownership of the asset are classified as operating leases. Operating lease payments are recognized as an expense in the income statement on a straight-line basis over the lease term.

Leases are classified as finance leases when the terms of the lease transfer substantially all the risks and rewards incidental to ownership of the leased item to the Company. These are classified at the inception of the lease, in accordance with its nature and the associated liability, at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the finance costs and reduction of the principal of lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance costs are taken to the income statement over the lease term.

Telefónica, S.A.    14

Estados financieros

e) Financial assets and liabilities

Financial investments

All regular way purchases and sales of financial assets are recognized on the trade date, i.e. the date that the Company commits to purchase or sell the asset. The Company classifies its financial assets into the following categories for initial recognition purposes: financial assets held for trading, other financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, investments in Group companies, joint ventures and associates, and available-for-sale financial assets. When appropriate, the Company re-evaluates the designation at each financial year end.

Financial assets held for trading, i.e., investments made with the aim of realizing short-term profits as a result of price changes, are included in “Financial assets held for trading” and presented under current or non-current assets depending on their maturity. Derivatives are classified as held for trading unless they are designated as effective hedging instruments.

“Investments in group companies, joint ventures and associates” are classified into a category of the same name and are shown at cost less any impairment loss (see Note 4.c). Group companies are those over which the Company exercises control, either by exercising effective control or by virtue of agreements with the other shareholders. Joint ventures are companies which are jointly controlled with third parties. Associates are companies in which there is significant influence, but not control or joint control with third parties. Telefónica assesses the existence of significant influence not only in terms of percentage ownership but also in qualitative terms such as presence on the board of directors, involvement in decision-making, the exchange of management personnel, and access to technical information.

Financial investments which the Company intends to hold for an unspecified period of time and could be sold at any time to meet specific liquidity requirements or in response to interest rate movements and which have not been included in the preceding categories are classified as available-for-sale. These investments are recorded under “Non-current assets,” unless it is probable and feasible that they will be sold within 12 months. Financial assets in this category are measured at fair value. Gains or losses arising from changes in fair value are recognized in equity until the asset is derecognized or impaired, at which time the cumulative gain or loss previously reported in equity is taken to the income statement. Dividends from available-for-sale equity investments are recognized in the income statement once the Company has the right to receive the dividend. In addition, interests, calculated using the effective interest rate model, are recognized in the income statement. Fair value is determined in accordance with the following criteria:

1.	Listed securities on active markets: Fair value is considered to be the quoted market price at the closing date.

2.	Unlisted securities: Fair value is determined using valuation techniques such as discounted cash flow analysis, option valuation models, or by reference to arm’s length market transactions. Exceptionally, with equity instruments, when fair value cannot be reliably determined, the investments are carried at cost.

“Loans and receivables” includes trade or non-trade financial assets, that are neither derivatives nor equity instruments, with fixed or determinable payments and that are not quoted in an active market and not included in any of the preceding classifications. Upon initial recognition, these assets are recognized at fair value which, unless there is evidence to the contrary, is the transaction price, which is equivalent to the fair value of the consideration paid plus directly attributable transaction costs. Following initial recognition, these financial assets are measured at amortized cost using the effective interest rate method. Gains and losses are recognized in the income statement when the loans and receivables are settled or impaired, as well as through the amortization process. Trade receivables are recognized at the original invoice amount. A valuation adjustment is recorded when there is objective evidence of customer collection risk. The amount of the valuation adjustment is calculated as the difference between the carrying amount of the doubtful trade receivables and their recoverable amount. As a general rule, current trade receivables are not discounted, unless the effect of such discount is material.

The Group assesses at each reporting date whether a financial asset is impaired. If there is objective evidence that an impairment loss on a financial asset carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and its recoverable value, calculated as the present value of estimated future cash flows (excluding future expected credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. If in a subsequent period the impairment loss decreases as a result of a subsequent event, the loss is reversed, with the asset’s amortized cost had no impairment loss been recognized as the upper limit. Such a reversal is recognized in the income statement of that year.

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Estados financieros

For instruments recognized as available-for-sale financial assets, the Company assesses individually for each security whether there is any objective evidence that an asset is impaired as a result of one or more events indicating that the carrying amount of the security will not be recovered. If there is objective evidence that an available-for-sale financial instrument is impaired, the cumulative loss recognized in equity measured as the difference between the acquisition cost (net of any principal payments and amortization made) and the current fair value, less any impairment loss on that investment previously recognized in the income statement, is removed from equity and recognized in the income statement. If in a subsequent period the fair value of the financial asset increases because of a subsequent event, the impairment loss is reversed through the income statement if the asset is a debt instrument. For equity instruments, the loss is not reversed in the income statement for the period, but rather in equity, as the instrument is measured at its new fair value, with any changes taken to equity.

Recoverable amount for estimating impairment of investments in group companies, joint ventures and associates is the higher of the investment’s fair value less costs to sell and the present value of the future cash flows derived from the investment. These cash flows can be calculated by estimating the cash flows to be received from dividends or from the disposal or derecognition of the investment, or the Company’s share of the cash flows expected to be generated by the investment (from operations, or the investment’s disposal or derecognition).

Financial assets are only fully or partially derecognized when:

1.	The rights to receive cash flows from the asset have expired.

2.	The Company has transferred its rights to receive cash flows from the asset to a third party and transferred substantially all the risks and rewards of the asset.

Cash and cash equivalents

Cash and cash equivalents included on the balance sheet include cash on hand and at banks, demand deposits and other highly liquid investments with an original maturity of three months and limited risk of changes in their value. These items are stated at historical cost, which does not differ significantly from realizable value.

For the purpose of the cash flow statement, cash and cash equivalents are shown net of any outstanding bank overdrafts.

Issues and interest-bearing debt

These debts are recognized initially at the fair value which, unless there is evidence to the contrary, is the transaction price less directly attributable transaction costs. After initial recognition, these financial liabilities are measured at amortized cost using the effective interest rate method. Any difference between the cash received (net of transaction costs) and the repayment value is recognized in the income statement over the life of the debt. Interest-bearing debt is considered non-current when its maturity is over 12 months or the Company has full discretion to defer settlement for at least another 12 months from the reporting date.

Financial liabilities are derecognized when the obligation under the liability is discharged, cancelled or expires. When an existing financial liability is replaced with another on substantially different terms, such an exchange is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in their respective carrying amounts is taken to the income statement.

Derivative financial instruments and hedge accounting

Derivative financial instruments are initially recognized at fair value, normally equivalent to cost. Their carrying amounts are subsequently remeasured at fair value. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative. They are classified as current or non-current depending on whether they fall due within less than or after one year, respectively. Derivatives that meet all the criteria for consideration as long-term hedging instruments are recorded as non-current assets when fair value is positive and non-current liabilities when fair value is negative.

The accounting treatment of any gain or loss resulting from changes in the fair value of a derivative depends on whether the derivative in question meets all the criteria for hedge accounting and, if appropriate, on the nature of the hedge.

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Estados financieros

The Company designates certain derivatives as:

1.	Fair value hedges, when hedging the exposure to changes in the fair value of a recognized asset or liability or a firm transaction;

2.	Cash flow hedges, when hedging exposure to variability in cash flows that is either attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction; or

3.	Hedges of a net investment in a foreign operation.

A hedge of the foreign currency risk of a firm commitment may be accounted for as a fair value or a cash flow hedge.

Changes in fair value of derivatives that qualify as fair value hedges are recognized in the income statement, together with changes in the fair value of the hedged item attributable to the risk hedged.

Changes in the fair value of derivatives that qualify and have been assigned to hedge cash flows, which are highly effective, are recognized in net equity. The portion considered ineffective is taken directly to the income statement. Fair value changes from hedges that relate to firm commitments or forecast transactions that result in the recognition of non-financial assets or liabilities are included in the initial measurement of those assets or liabilities. Otherwise, changes in fair value previously recognized in equity are recognized in the income statement in the period in which the hedged transaction affects profit or loss.

An instrument designed to hedge foreign currency exposure on a net investment in a foreign operation is accounted for in a way similar to foreign currency fair value hedges. For these purposes, the net investment in the foreign operation comprises not only the share in the equity of the foreign investment, but also the monetary item receivable or payable, the settlement of which is not expected or likely to take place in the foreseeable future, excluding trade items.

The application of the Company’s corporate risk-management policies could result in financial risk-hedging transactions that make economic sense, yet do not comply with the criteria and effectiveness tests required by accounting policies to be treated as hedges. Alternatively, the Company may opt not to apply hedge accounting criteria in certain instances. In these cases, gains or losses resulting from changes in the fair value of derivatives are taken directly to the income statement.

From inception, the Company formally documents the hedge relationship between the derivative and the hedged item, as well as the associated risk management objectives and strategies. The documentation includes identification of the hedge instrument, the hedged item or transaction and the nature of the risk being hedged. In addition, it states how it will assess the hedging instrument’s effectiveness in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk. Hedge effectiveness is assessed, prospectively and retrospectively, both at the inception of the hedge relationship and on a systematic basis throughout the life of the hedge.

Hedge accounting is discontinued whenever the hedging instrument expires or is sold, terminated or settled, the hedge no longer meets the criteria for hedge accounting or the Company revokes the designation. In these instances, gains or losses accumulated in equity are not taken to the income statement until the forecast transaction or commitment affects profit or loss. However, if the hedged transaction is no longer expected to occur, the cumulative gains or losses recognized directly in equity are taken immediately to the income statement.

The fair value of the unquoted derivatives portfolio includes estimates based on calculations using observable market data, as well as specific pricing and risk-management tools commonly used by financial entities.

f) Treasury shares

Treasury shares are stated at cost and deducted from equity. Any gain or loss obtained on the purchase, sale, issue or cancellation of treasury shares is recognized directly in equity.

Call options on treasury shares to be settled through the physical delivery of a fixed number of shares at a fixed price are considered treasury share instruments. They are valued at the amount of premium paid and are presented as a reduction in equity. If the call options are exercised upon maturity, the amount previously recognized is reclassified as treasury shares together with the price paid. If the call options are not exercised, their value is recognized directly in equity.

g) Foreign currency transactions

Monetary and non-monetary items denominated in foreign currencies are translated to euros at the exchange rates prevailing on the related transaction date, and are retranslated at year end to the exchange rates then prevailing.

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Estados financieros

All realized or unrealized exchange gains or losses are taken to the income statement for the year, with the exception of non-monetary items measured at fair value, provided that they are recognized directly in equity (such as investments in equity instruments classified as available-for-sale financial assets). In these cases, any exchange differences included in gains or losses recognized in equity derived from changes in the value of the non-monetary items measured at fair value are also recognized directly in equity.

h) Provisions

Pensions and other employee obligations

The Company has a defined-contribution pension plan for employees. The obligations are limited to the regular payment of the contributions, which are taken to the income statement as incurred.

Other provisions

Provisions are recognized when the Company has a present obligation (legal or constructive), as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Company expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset, but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the income statement net of any reimbursement. If the effect of the time value of money is material, provisions are discounted, and the corresponding increase in the provision due to the passage of time is recognized as a finance cost.

i) Share-based payments

For equity-settled share option plans, fair value at the grant date is measured by applying statistical techniques or using benchmark securities. The cost is recognized, together with a corresponding increase in equity, over the vesting period. At each subsequent reporting date, the Company reviews its estimate of the number of options it expects to vest, with a corresponding adjustment to equity.

j) Income tax

The income tax expense of each year includes both current and deferred taxes, where applicable.

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities.

Deferred income tax is provided using the balance sheet liability method on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts.

The main temporary differences arise due to discrepancies between the tax bases and accounting amounts of investments in Group companies and associates.

Furthermore, deferred taxes arise from the carryforward of unused tax credits and unused tax losses.

The Company determines deferred tax assets and liabilities by applying the tax rates that will be effective when the corresponding asset is received or the liability settled, based on tax rates and tax laws that are enacted (or substantively enacted) at the reporting date.

Deferred income tax assets and liabilities are not discounted to present value and are classified as non-current, irrespective of the date of their reversal.

The carrying amount of deferred income tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Deferred income tax relating to items directly recognized in equity is recognized in equity.

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Estados financieros

k) Revenue and expenses

Revenue and expenses are recognized on the income statement based on an accruals basis; i.e. when the goods or services represented by them take place, regardless of when actual payment or collection occurs.

The income obtained by the Company in dividends received from Group companies and associates, and from the interest accrued on loans and credits given to them, are included in revenue in compliance with the provisions of consultation No. 2 of BOICAC 79, published on September 30, 2009.

l) Related party transactions

Related party transactions are accounted for in accordance with the criteria described above.

In mergers and spin-offs involving the parent company and its direct or indirect subsidiary, in cases of non-monetary contributions between Group companies, and in cases of dividends in kind, the contributed assets are valued, in general, at their pre-transaction carrying amount in the individual financial statements, given that the Telefónica Group does not prepare its consolidated financial statements in accordance with the Standards on Preparing Consolidated Financial Statements (Spanish “NOFCAC”).

In these same operations, companies may also opt to use the consolidated values under International Financial Reporting Standards (IFRS) as adopted by the European Union, providing that the consolidated figures do not differ from those obtained under the SPCFS. Lastly, the Company may also opt to use the values resulting from a reconciliation to the SPCFS. Any accounting difference is taken to reserves.

The effective date of mergers and spin-offs for accounting purposes is taken as the first day of the year in which the merger or spin-off was approved, to the extent that it falls after the companies were incorporated into the group. If one of the companies joins the group in the year of the merger or spin-off, the acquisition date is used for accounting purposes.

m) Financial guarantees

The Company has provided guarantees to a number of subsidiaries to secure their transactions with third parties (see Note 20.a). Where financial guarantees provided have a counterguarantee on the Company’s balance sheet, the value of the counterguarantee is estimated to be equal to the guarantee given, with no additional liability recognized as a result.

Guarantees provided for which there is no item on the Company’s balance sheet acting as a counterguarantee are initially measured at fair value which, unless there is evidence to the contrary, is the same as the premium received plus the present value of any premiums receivable. After initial recognition, these are subsequently measured at the higher of:

i)	The amount resulting from the application of the rules for measuring provisions and contingencies.

ii)	The amount initially recognized less, when applicable, any amounts take to the income statement corresponding to accrued income.

o) Consolidated data

As required under prevailing legislation, the Company has prepared separate consolidated annual financial statements, drawn up in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union. The balances of the main headings of the Telefónica Group’s consolidated financial statements for 2012 and 2011 are as follows:

Millions of euros Item	2012	2011
Total assets	129,773	129,623
Equity:
Attributable to equity holders of the parent	20,461	21,636
Attributable to minority interests	7,200	5,747
Revenue from operations	62,356	62,837
Profit for the year:
Attributable to equity holders of the parent	3,928	5,403
Attributable to minority interests	475	784

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2012 Financial Statements

Note 5. Intangible assets

The movements in the items composing intangible assets and the related accumulated amortization in 2012 and 2011 are as follows:

2012
Millions of euros	Opening balance	Additions and allowances	Disposals	Transfers	Closing balance
INTANGIBLE ASSETS, GROSS	320	15	(7)	3	331

Patents, licenses, trademarks, and others	29	1	(5)	1	26
Software	173	11	(2)	2	184
Other intangible assets	118	3	—	—	121

ACCUMULATED AMORTIZATION	(252)	(17)	2	—	(267)

Patents, licenses, trademarks, and others	(20)	(2)	1	—	(21)
Software	(162)	(8)	1	—	(169)
Other intangible assets	(70)	(7)	—	—	(77)

Net carrying amount	68	(2)	(5)	3	64

2011
Millions of euros	Opening balance	Additions and allowances	Disposals	Transfers	Closing balance
INTANGIBLE ASSETS, GROSS	311	5	(11)	15	320

Patents, licenses, trademarks, and others	22	2	—	5	29
Software	176	3	(11)	5	173
Other intangible assets	113	—	—	5	118

ACCUMULATED AMORTIZATION	(240)	(22)	10	—	(252)

Patents, licenses, trademarks, and others	(18)	(2)	—	—	(20)
Software	(162)	(10)	10	—	(162)
Other intangible assets	(60)	(10)	—	—	(70)

Net carrying amount	71	(17)	(1)	15	68

As of April 1st, 2012 Telefónica, S.A. transferred its “digital business” unit to Telefónica Digital España, S.L. Due to this operation the Company has registered disposals of software shown in the chart above.

Disposals in 2011 were related to sales of software, at carrying amount, to other Telefónica Group companies.

At December 31, 2012 and 2011 commitments exist to acquire intangible assets amounting to 1 million euros in both years. Future finance lease commitments are also disclosed in Note 19.5.

At December 31, 2012 and 2011, the Company had 223 million euros and 190 million euros, respectively, of fully amortized intangible assets.

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2012 Financial Statements

Note 6. Property, plant and equipment

The movements in the items composing property, plant and equipment and the related accumulated depreciation in 2012 and 2011 are as follows:

2012
Millions of euros	Opening balance	Additions and allowances	Disposals	Transfers	Closing balance
PROPERTY, PLANT AND EQUIPMENT, GROSS	594	7	(4)	(5)	592

Land and buildings	228	—	—	(1)	227
Plant and other PP&E items	323	3	(2)	1	325
Property, plant and equipment under construction and prepayments	43	4	(2)	(5)	40

ACCUMULATED DEPRECIATION	(256)	(37)	2	2	(289)

Buildings	(74)	(5)	—	—	(79)
Plant and other PP&E items	(182)	(32)	2	2	(210)

Net carrying amount	338	(30)	(2)	(3)	303

2011
Millions of euros	Opening balance	Additions and allowances	Disposals	Transfers	Closing balance
PROPERTY, PLANT AND EQUIPMENT, GROSS	598	12	(1)	(15)	594

Land and buildings	219	1	—	8	228
Plant and other PP&E items	305	9	(1)	10	323
Property, plant and equipment under construction and prepayments	74	2	—	(33)	43

ACCUMULATED DEPRECIATION	(217)	(40)	1	—	(256)

Buildings	(69)	(5)	—	—	(74)
Plant and other PP&E items	(148)	(35)	1	—	(182)

Net carrying amount	381	(28)	—	(15)	338

Firm commitments to acquire property, plant and equipment at December 31, 2012 and 2011 amounted to 1 million euros and 0.4 million euros, respectively.

In 2012 and 2011, no interest or other borrowing costs incurred in the construction of property, plant and equipment were capitalized.

At December 31, 2012 and 2011, the Company had 42 million euros and 36 million euros, respectively, of fully depreciated items of property, plant and equipment.

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2012 Financial Statements

Telefónica, S.A. has taken out insurance policies with appropriate limits to cover the potential risks which could affect its property, plant and equipment.

“Property, plant and equipment” includes the net carrying amount of the land and buildings occupied by Telefónica, S.A. at its Distrito Telefónica headquarters, amounting to 78 million euros and 79 million euros at the 2012 and 2011 year-ends, respectively. Also included is the net carrying amount of the remaining assets (mainly plant and property) of 88 and 114 million euros at December 31, 2012 and 2011, respectively. The land and buildings rented to other Group Companies have been included as “Investment properties” in Note 7.

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2012 Financial Statements

Note 7. Investment properties

The movements in the items composing investment properties in 2012 and 2011 and the related accumulated depreciation are as follows:

2012
Millions of euros	Opening balance	Additions and allowances	Disposals	Transfers	Closing balance
INVESTMENT PROPERTIES, GROSS	474	—	(4)	—	470

Land	65	—	—	—	65
Buildings	409	—	(4)	—	405

ACCUMULATED DEPRECIATION	(51)	(9)	—	—	(60)

Buildings	(51)	(9)	—	—	(60)

Net carrying amount	423	(9)	(4)	—	410

2011
Millions of euros	Opening balance	Additions and allowances	Disposals	Transfers	Closing balance
INVESTMENT PROPERTIES, GROSS	386	88	—	—	474

Land	65	—	—	—	65
Buildings	321	88	—	—	409

ACCUMULATED DEPRECIATION	(41)	(10)	—	—	(51)

Buildings	(41)	(10)	—	—	(51)

Net carrying amount	345	78	—	—	423

In January 2011, the Telefónica Group completed the move to Diagonal 00 building, its new corporate headquarters in Barcelona. The building has been accounted for as an asset acquired under a finance lease. It is accordingly shown under “Additions” in the table of 2011 at the present value of the rental payments, 88 million euros. 100% of this space is rented to Telefónica Group companies under 15-year non-cancellable lease contracts that can be renewed for up to 50 years at the discretion of Telefónica. In 2012 the present value of the rentals has been reestimated and the value has been impaired in 4 million euros shown as “Disposals” in the table above. The maturity calendar of the future minimum payments is as follows:

Millions of euros	Future minimum payments
Up to one year	5
Between one and five years	21
Over 5 years	49

Total	75

In addition to the “Diagonal 00” building mentioned above, “Investment properties” mainly includes the value of land and buildings leased by Telefónica, S.A. to other Group companies at the Distrito Telefónica head offices in Madrid.

The Company has buildings with a total area of 332,291 square meters leased to several Telefónica Group and other companies, equivalent to an occupancy rate of 93.45% of the buildings it has earmarked for lease. In 2011, it had a total of 367,167 square meters leased, equivalent to an occupancy rate of 93.3% of the buildings earmarked for lease.

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2012 Financial Statements

Total income from leased buildings in 2012 (see Note 19.1) amounted to 50 million euros (52 million euros in 2011). Future minimum rentals receivable under non-cancellable leases are as follows:

	2012	2011
Millions of euros	Future minimum recoveries	Future minimum recoveries
Up to one year	51	51
Between one and five years	134	121
Over 5 years	—	5

Total	185	177

All lease contracts held with subsidiaries occupying Distrito Telefónica premises expired in 2010. These contracts were renewed in 2011, for a non-cancellable period of three years. The figures for 2011 also reflect non-cancellable lease revenue from Diagonal 00, the contracts for which expire in 2016.

The main contracts in which Telefónica, S.A. acts as lessee are described in Note 19.5.

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2012 Financial Statements

Note 8. Investments in group companies and associates

8.1. The movements in the items composing investments in Group companies, joint ventures and associates in 2012 and 2011 are as follows:

2012
Millions of euros	Opening balance	Additions	Disposals	Transfers	Exchange losses	Dividends	Hedges of a net investment	Closing balance	Fair value
Non-current:
Equity instruments (Net) (1)	77,396	(2,439)	(7,311)	27	—	(30)	127	67,770	128,574
Equity instruments (Cost)	86,956	2,873	(7,421)	27	—	(30)	127	82,532	—
Impairment losses	(9,560)	(5,312)	110	—	—	—	—	(14,762)	—
Loans to Group companies and associates	1,618	786	(9)	1,593	—	—	—	3,988	4,051
Other financial assets	22	21	—	(22)	—	—	—	21	21

Total non-current investment in Group companies and associates	79,036	(1,632)	(7,320)	1,598	—	(30)	127	71,779	132,646

Current	—	—	—	—	—	—	—	—	—

Loans to Group companies and associates	3,390	3,249	(1,479)	(1,620)	68	—	—	3,608	3,624
Derivates	57	4	(59)	—	—	—	—	2	2
Other financial assets	31	10	(37)	22	—	—	—	26	26

Total current investments in Group companies and associates	3,478	3,263	(1,575)	(1,598)	68	—	—	3,636	3,652

(1)	Fair value at December 31, 2012 of Group companies and associates quoted in an active market (Telefónica Brasil, S.A. and Telefónica Czech Republic, a.s.) was calculated taking the listing of the investments on the last day of the year; the rest of the shareholdings are stated at the value of discounted cash flows based on those entities’ business plans.

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2012 Financial Statements

2011
Millions of euros	Opening balance	Additions	Disposals	Transfers	Exchange losses	Dividends	Hedges of a net investment	Closing balance	Fair value
Non-current:
Equity instruments (Net) (1)	78,870	(1,148)	(404)	123	—	(113)	68	77,396	139,678
Equity instruments (Cost)	86,824	458	(404)	123	—	(113)	68	86,956	—
Impairment losses	(7,954)	(1,606)	—	—	—	—	—	(9,560)	—
Loans to Group companies and associates	2,832	149	(31)	(1,322)	(10)	—	—	1,618	1,681
Other financial assets	24	25	—	(27)	—	—	—	22	22

Total non-current investment in Group companies and associates	81,726	(974)	(435)	(1,226)	(10)	(113)	68	79,036	141,381

Current	—	—	—	—	—	—	—	—	—
Loans to Group companies and associates	3,295	750	(1,856)	1,322	(121)	—	—	3,390	3,467
Derivates	12	57	(12)	—	—	—	—	57	57
Other financial assets	28	9	(33)	27	—	—	—	31	31

Total current investments in Group companies and associates	3,335	816	(1,901)	1,349	(121)	—	—	3,478	3,555

(1)	Fair value at December 31, 2011 of Group companies and associates quoted in an active market (Telefónica de Peru, S.A.A. Telefónica Brasil, S.A. and Telefónica Czech Republic, a.s.) was calculated taking the listing of the investments on the last day of the year; the rest of the shareholdings are stated at the value of discounted cash flows based on those entities’ business plans.

2012

In April, 2012, Telefónica Móviles Colombia, S.A. (a company fully owned by the Telefónica Group), the Colombian government (hereinafter “the Government”) and Colombia Telecomunicaciones, S.A. ESP (a company 52% owned by Telefónica Group and 48% by the Government) reached a final agreement to restructure their wireline and wireless businesses in Colombia. The agreement led to the merger between Colombia Telecomunicaciones, S.A. ESP and Telefónica Móviles Colombia, S.A., resulting in Telefónica holding 70% of the share capital of the resulting company and the Government the remaining 30%, based on the valuations of the companies used to determine said shareholdings. Telefónica, S.A. held a direct shareholding of 49.42% in Telefónica Móviles Colombia, S.A., holding 18.51% of the merged company after the merger. This transaction did not alter the cost of the investment held by the Company.

Telefónica started to reorganize its business in Latin America during 2012. As part of this process, on October 10, 2012 and November 7, 2012 two new companies, Telefónica América, S.A. and Telefónica Latinoamérica Holding, S.L., were incorporated, both of which are jointly controlled by Telefónica, S.A. and Telefónica Internacional, S.A.U. On December 13, 2012, Telefónica Latinoamérica Holding, S.L. performed two consecutive capital increases. In the first, Telefónica, S.A. contributed its shareholding in Latin American Cellular Holdings, B.V. at its carrying amount of 1,749 million euros. In the second, Telefónica Internacional, S.A.U. contributed 100 million euros in cash. Telefónica, S.A. a held 94.59% in this company subsequent to the capital increase. This shareholding contribution is not shown in the table of movements attached. In addition, on December 18, 2012, Telefónica, S.A. sold its non-controlling interest in Telefónica de Perú,S.A.A. to Telefónica Latinoamérica Holding, S.L. for 4 million euros. The share transfer was performed at the price quoted on the Peruvian stock market of 2.3 PEN per share, and gave rise to gains of 1 million euros, recognized under the income statement caption “Gains (losses) on disposal and other gains and losses”. This transaction is recognized under “Others” in the “Disposals of investments” table in section b) of this Note.

Telefónica, S.A.    26

2012 Financial Statements

Telefónica has also commenced the reorganization of its subsidiaries in Chile. During the first quarter of 2012, Inversiones Telefónica Móviles Holding, Ltd. distributed a dividend in kind comprising the shareholding in Inversiones Telefónica Fija, S.A. at its net carrying amount totaling 67 million euros. This contribution is reflected as an addition in the table of movements for 2012. Meanwhile, on November 19, 2012, Telefónica Chile Holdings, B.V. was incorporated with share capital of 1 euro. On December 10, 2012, it increased its share capital, which was subscribed by the Company in exchange for the Company’s shareholding in Inversiones Telefónica Fija, S.A. Finally, on December 24, 2012, Telefónica Chile Holdings, B.V. increased its share capital, subscribed in full by Telefónica, S.A. for 405 million euros, paid in cash. This capital increase involving a shareholding contribution is not shown in the table of movements attached, whereas that involving the cash payment is shown under “Additions.”

“Transfers” in 2012 include the capitalization of the participative loan awarded to Telefónica Digital España, S.L. and amounting to 27 million euros.

Movement in “Transfers” under “Loans to Group companies and associates” primarily relates to the reclassification from non-current to current, in accordance with the loan maturity schedule.

The column headed “Dividends” sets out the amounts of dividends paid out by Group companies and associates in respect of earnings generated prior to the effective date of the corresponding shareholding. Dividends comprise those distributed by Telefónica Czech Republic, a.s. totalling 30 million euros in 2012, and mainly by Sao Paulo Telecommunicaçoes (107 million euros) in 2011.

The impact in 2012 of hedges of net investments in foreign operations amounted to a gain of 127 million euros (68 million euros in 2011).

2011

On March 25, 2011 the Boards of Directors of each of the subsidiaries controlled by Telefónica, Vivo Participações and Telesp, approved the terms and conditions of a restructuring process whereby all shares of Vivo Participações that were not owned by Telesp were exchanged for Telesp shares, at a rate of 1.55 new Telesp shares for each Vivo Participações share. These shares then became the property of Telesp, whereby Vivo Participações then became a wholly owned subsidiary of Telesp. The restructuring process was approved by the shareholders of Vivo Participações at the Extraordinary General Shareholders’ Meeting held on April 27, 2011 and by the shareholders of Telesp at the Extraordinary General Shareholders´ Meeting held on the same date following authorization by the Brazilian telecommunications regulator, Anatel.

At that date, Telefónica, S.A. held a direct stake of approximately 60% in Vivo Participaçoes, Ltda., valued at 13,021 million euros, subsequent to the liquidation by absorption of Portelcom Participaçoes, S.A., PTelecom Brasil, S.A. and Telefónica Brasil Sul Celular Participaçoes, Ltda.

The restructuring process was approved by the shareholders of Vivo Participações at the Extraordinary General Shareholders’ Meeting held on April 27, 2011 and by the shareholders of Telesp at the Extraordinary General Shareholders’ Meeting held on the same date.

Following the share exchange, a partial contribution was made to Sao Paulo Telecommunicaçoes (SPT), leaving the direct stake in Telesp at 24.68%. As all the aforementioned transactions were performed at the carrying amounts, they are not reflected in the table of movements for 2011.

On June 14, 2011, the Boards of Directors of Vivo Participações and Telesp approved a restructuring plan whose objective was to simplify the corporate structure of both companies and foster their integration, eliminating Vivo Participações from the corporate chain through the incorporation of its total equity into Telesp, and concentrating all mobile telephony activities in Vivo, S.A. (now a direct subsidiary of Telesp).

This deal was submitted for consideration by the Brazilian telecommunications regulator and finally approved at the General Shareholders’ Meetings of both companies on October 3, 2011. The company arising from the merger changed its name to Telefónica Brasil, S.A.

In 2011, “Transfers” primarily reflected capitalization on June 15, 2011 and September 12, 2011 of accrued interest receivable on loans granted to Telefónica Móviles México, S.A. de C.V., amounting to 32 million euros (541 million Mexican pesos) and 30 million euros (524 million Mexican pesos), respectively.

In January and October 2011, rights to collection from Telcel, C.A. were contributed to Latin American Cellular Holding, S.A., so that the latter could offset them against the loan it had received from the former. These contributions amounted to 61 million euros, as reflected under “Transfers.”

Telefónica, S.A.    27

2012 Financial Statements

In 2012 and 2011, Telefónica, S.A. bought and sold the following shareholdings:

a) Acquisitions of investments and capital increases:

Millions of euros
Companies	2012	2011
Telfin Ireland, Ltd.	1,081	—
Telfisa Global, B.V.	703	—
Telefónica Chile Holdings, B.V.	405
Telco, S.p.A.	277	—
Casiopea Re, S.A.	—	80
Telefónica Global Technology, S.A.U.	35	38
Telefónica Móviles México, S.A. de C.V.	97	176
Telefónica de Costa Rica, S.A.	74	127
Inversiones Telefónica Fija, S.A.	67	—
Telefónica Capital, S.A.U.	76	—
Telefónica Digital Holding, S.A.U.	47	—
Other companies	11	37

Total	2,873	458

2012

On September 11 and 13, 2012, the Company completed two capital increases in Telfin Ireland, Ltd. totalling 1,005 million euros. In September 2012, the share capital of Telfisa Global, B.V. was increased by 703 million euros. The aforementioned transactions were performed as part of the Group’s reorganization of various subsidiaries in Europe, prior to the initial public offering (IPO) of Telefónica Germany, GmbH.

On November 22, 2012, Telfin Ireland, Ltd increased its capital again by 76 million euros, subscribed by the Company. These funds were then transferred to Telefónica O2 Holding, Ltd. as a loan to enable this subsidiary to meet its general financing requirements.

The amount for Telefónica Chile Holdings, B.V. relates to the capital increase carried out on December 24, 2012 subscribed in full by Telefónica, S.A. as explained in the previous chapter.

On May 31, 2012 the Board of Directors of Telefónica, S.A. ratified the refinancing proposal that Telco, S.p.A. had submitted for approval by its partners. This refinancing involved increasing share capital by 277 million euros and subscribing a bond of 208 million euros, as well as renewing the existing bond of 600 million euros (see Note 8.5).

In April 2012, Telefónica, S.A. subscribed various share capital increases in Telefónica Móviles México, S.A. de C.V. totalling 1,668 million Mexican pesos (97 million euros) in order to provide the subsidiary with the funds needed to pay for the spectrum licenses acquired in 2011.

2011

On June 27, 2011, Telefónica, S.A. performed a capital increase of 1,285 million Mexican pesos (76 million euros) at its subsidiary Telefónica Móviles México, S.A. de C.V. In October 2011, several more capital increases were carried out, totalling 1,832 million Mexican pesos (100 million euros).

In late 2010, the Telefónica Group was awarded a mobile telephone license in Costa Rica. Until that date, the Group had no operations in that country. To operate under this license, on February 14, 2011 Telefónica, S.A. incorporated the company Azules y Platas, S.A., with 2 million US dollars. The Company made an additional contribution to equity of 6 million euros on February 15, 2011, as well as a capital increase of 170 million US dollars on June 26, 2011. The euros value of the three aforementioned capital increases is 127 million euros. On September 22, 2011 the change of name of this company, to Telefónica de Costa Rica, S.A., was formally entered in the pertinent mercantile registry.

On September 26, 2011, Telefónica, S.A. injected a further 80 million euros of equity into Casiopea Re, S.A.

Telefónica, S.A.    28

2012 Financial Statements

On October 31, 2011, Telefónica, S.A. injected a further 38 million euros of equity in its subsidiary Telefónica Global Technology, S.A.U.

b) Disposals of investments and capital decreases:

Millions of euros
Companies	2012	2011
Subsidiaries:
Telefónica O2 Europe, Ltd.	5,729	—
Telefónica de España, S.A.U.	731	—
Inversiones Telefónica Móviles Holding, S.A. (Chile)	652	—
Telefónica Czech Republic, a.s.	114	—
Telefónica Móviles Puerto Rico, Inc.	110	—
Telefónica Móviles Argentina Holding, S.A.	—	285
Atento Inversiones y Teleservicios, S.A.	—	116
Other companies	85	3

Total Subsidiaries:	7,421	404

2012

On December 5, Telefónica O2 Europe, Ltd resolved to pay back contributions totaling 5,729 million to its parent. This consideration was collected in December 2012.

On March 27, 2012, it was resolved at the Ordinary General Shareholders’ Meeting of Telefónica de España, S.A.U. to distribute dividends of 221 million euros and repay contributions of 731 million euros. The dividends are recognized as revenues in the income statement (see Note 19.1.) and the repayment of contributions is recognized under “Disposals” in the accompanying table of movements. These considerations were collected in 2012.

On November 12, 2012, it was resolved at the Extraordinary Shareholders’ Meeting of Inversiones Telefónica Móviles Holding, S.A. to reduce share capital by repaying contributions totaling 652 million euros. This consideration was collected in December 2012.

On May 25, 2012, it was resolved at the Ordinary General Shareholders’ Meeting of Telefónica Czech Republic, a.s. to reduce share capital by 4,187 million Czech crowns. Once the transaction had been approved by the state authorities, it was recognized by Telefónica, S.A. in November 2012, having an impact of 114 million euros, which was repaid by the subsidiary in December 2012.

On July 18, 2012, the State Department of Puerto Rico ratified the winding up of Telefónica Móviles Puerto Rico, Inc. The investment amounted to 110 million euros and was provisioned for in full at the time of its liquidation; therefore this event has not had an impact in the income statement.

2011

In January 2011, Telefónica, S.A. sold a 25% stake in Telefónica Móviles Argentina Holding, S.A. to Telefónica Internacional, S.A.U., at market value as determined in an independent expert report. This sale generated gains of 511 million euros, recognized under “Gains (losses) on disposal and other gains and losses” in the accompanying income statement (see Note 19.9).

On March 31, 2011, Atento Inversiones y Teleservicios, S.A. resolved to pay out 150 million euros to its sole shareholder, Telefónica, S.A. 116 million euros of that amount related to a reduction in the share premium, recognized as a return of contributions and thus stated as a disposal in the table of movements for the year. The remainder, 34 million euros, was recognized in the income statement as income from dividends.

Telefónica, S.A.    29

2012 Financial Statements

8.2. Assessment of impairment of investments in group companies, joint ventures and associates

At each year end, the Company re-estimates the future cash flows derived from its investments in Group companies and associates. The estimate is made based on the discounted cash flows to be received from each subsidiary in its functional currency, net of the liabilities associated with each investment (mainly net borrowings and provisions) and translated to euros at the official closing rate of each currency at December 31, 2012 and 2011.

As a result of these estimations and the effect of the net investment hedge in 2012, an impairment provision of 5,312 million euros was recognized. This amount derives mainly from the following companies: (a) the write-down recognized by Telefónica Europe, plc. (3,682 million euros), less 82 million euros for the effect of the net investment hedge and (b)the write-down of 1,305 million euros made in Telco, S.p.A. to reflect the decrease in value of the stake in Telecom Italia, along with the effect of recovering part of the operational synergies during the year. The write-down of Telefónica Europe, plc. is a consecuence of the net impact of fluctuations in the sterling exchange rate and changes in the present value of expectations regarding the business of the subsidiary, which operates in several European markets.

In 2011, a write-down of 1,606 million euros was recognized, corresponding to the following opposing effects: (a) the reversal of the impairment loss recorded for Telefónica Europe, plc. (1,279 million euros), less 120 million euros for the effect of the net investment hedge; (b) the write-down of 2,085 million euros in Telefónica Móviles México, S.A. de C.V.; (c) the write-down of 629 million euros made in Telco, S.p.A. to reflect the decrease in value of the stake in Telecom Italia, along with the effect of recovering part of the operational synergies.

8.3. The detail of subsidiaries and associates is shown in Appendix I.

8.4. Transactions protected for tax purposes

Transactions carried out in 2012 that are considered protected for tax purposes, as defined in Articles 83 or 94, as applicable, of Chapter VII of Title VIII of Legislative Royal Decree 4/2004 of March 5 approving the Revised Spanish Corporate Income Tax Law (TRLS in Spanish), are detailed in the following paragraphs. Transactions protected for tax purposes carried out in prior years are disclosed in the annual financial statements for those years.

On May 18, 2012, Telefónica, S.A. as sole stakeholder of Telefónica Gestión de Servicios Compartidos España, S.A.U., decided to partially spin off the integrated facilities and building management business, and its contribution to the newly-incorporated Telefónica Gestión Integral de Edificios y Servicios, S.L.U. On the same day, Telefónica Gestión de Servicios Compartidos España, S.A.U, as sole stakeholder of Telefónica Servicios Integrales de Distribución, S.A.U., also decided to partially spin off the special services and postal services business and its contribution to Telefónica Gestión Integral de Edificios y Servicios, S.L.U.

On June 29, 2012, the Colombian company Telefónica Móviles Colombia, S.A. in which Telefónica, S.A. held a 49.42% interest, was taken over (as executed in a public deed in Colombia) by the Colombian company Colombia Telecomunicaciones, S.A. ESP, in which Telefónica Internacional, S.A.U. held a 52.03% interest at that time. As a result of this merger, Telefónica, S.A. and Telefónica Internacional, S.A.U. held interests of 18.51% and 32.54% in the resulting company. As transferor of the absorbed company, Telefónica, S.A. treats the transaction under the Special Regime by applying the provisions set forth in the second paragraph of Article 43.2 of the Income Tax Regulation. Telefónica, S.A. has recognized the portfolio received for the same amount as the portfolio contributed (272 million euros).

At the July 25, 2012 Extraordinary Shareholders’ Meetings at which all shareholders were present of Acens Technologies, S.L. and Interdomain, S.L., shareholders approved the takeover of Interdomain, S.L. by Acens Technologies, S. L. For this merger and pursuant to Article 36 of Law 3/2009 regarding structural modifications to corporations, the merger balance sheets were considered to be those closed by the absorbing and absorbed companies at December 31, 2011. According to Section 7 of Article 31 of Law 3/2009 regarding structural modifications to corporations, transactions performed by absorbed companies are treated as having been performed by absorbing companies as from January 1, 2012. Pursuant to Article 93 of the TRLS, disclosures on the accounting obligations laid down in this article are presented in the notes to the financial statements of the absorbing company.

On December 10, 2012, Telefónica Chile Holdings, B.V., with registered offices in Holland, and Telefónica, S.A. agreed to exchange the shares of Inversiones Telefónica Fija Holding, S.A.(Chilean company), wholly owned by Telefónica, S.A., for shares in the Dutch company, giving it a 100% stake. The carrying amount of the Chilean company’s shares handed over recognized by Telefónica, S.A. was 67 million euros. The shares of the Dutch company received in exchange were recognized for the same amount.

Telefónica, S.A.    30

2012 Financial Statements

On December 14, 2012, a deed was signed for the non-monetary contribution of the Dutch company Latin America Cellular Holdings, B.V. (wholly owned by Telefónica S.A.), through which all the shares were contributed to Telefónica Latinoamérica Holding, S.L.; a Spanish company in which Telefónica, S.A. has a 94.59% stake and Telefónica Internacional, S.A.U. a 5.41% stake. The carrying amount of the contributed stake in Telefónica, S.A. was 1,749 million euros, while the portfolio received was recognized for the same amount.

On December 17, 2012, Telefónica Gestión de Servicios Compartidos España, S.A.U. agreed to its partial spin-off through the transfer en bloc of 100% of its interest in Telefónica Gestión Integral de Edificios y Servicios, S.L.U. and Tempotel, Empresa de Trabajo Temporal, S.A.U. under universal succession to Taetel, S.L.U. On the same date, it agreed to receive and acquire en bloc the capital of Telefónica Gestión de Servicios Compartidos España, S.A.U., which was partially spun off.

Telefónica, S.A.    31

2012 Financial Statements

8.5. The breakdown and maturity of loans to Group companies and associates in 2012 and 2011 are follows:

2012
						2018 and	Final balance,
Millions of euros Company	2013	2014	2015	2016	2017	subsequent years	current and non-current
Telefónica Móviles España, S.A.U.	971	—	—	—	—	—	971
Telefónica Móviles México, S.A. de C.V.	82	1,367	—	—	—	—	1,449
Telefónica de Contenidos, S.A.U.	72	1,142	79	—	—	—	1,293
Telefónica de España, S.A.U.	384	—	—	—	—	—	384
Lotca, S.L.	43	6	5	6	6	39	105
Telefónica Global Technology, S.A.U.	5	5	1	14	14	139	178
Telco, S.p.A.	19	808	—	—	—	—	827
Telefónica Emisiones, S.A.U.	268	197	56	—	—	—	521
Telefónica Europe, B.V.	84	—	—	—	—	18	102
Telefónica Internacional, S.A.U.	1,588	—	—	—	—	—	1,588
Other companies	92	33	41	—	—	12	178

Total	3,608	3,558	182	20	20	208	7,596

2011
						2017 and	Final balance,
Millions of euros Company	2012	2013	2014	2015	2016	subsequent years	current and non-current
Telefónica de España, S.A.U.	1,036	—	—	—	—	—	1,036
Telefónica Móviles México, S.A. de C.V.	1,298	—	—	—	—	—	1,298
Telefónica de Contenidos, S.A.U.	2	1,142	—	79	—	—	1,223
Telefónica Móviles Argentina, S.A.	8	5	—	—	—	—	13
Telefónica Global Technology, S.A.U.	5	5	5	1	13	75	104
Telco, S.p.A.	614	—	—	—	—	—	614
Telefónica Emisiones, S.A.U.	4	117	42	—	—	—	163
Other companies	423	26	22	27	7	52	557

Total	3,390	1,295	69	107	20	127	5,008

The main loans granted to Group companies are described below:

•	The balance of loans granted to Telefónica de España, S.A.U. in 2012 comprises tax receivables from this subsidiary in connection with the consolidated tax group amounting to 384 million euros.

In 2012, the loan granted to Telefónica de España, S.A.U. on January 4, 1999 resulting from the company’s spin-off from Telefónica bearing interest at 6.80% and with an outstanding balance of 692 million euros at December 31, 2011 was repaid.

Telefónica, S.A.    32

2012 Financial Statements

•	At December 31, 2012, the debt with Telefónica Móviles México, S.A. de C.V. amounted to 23,393 million Mexican pesos, equivalent to 1,367 million euros in 2012 (1,298 million euros at December 31, 2011) recognized as non-current pursuant to the period of collection expected at the reporting date. The interest receivable at December 31, 2012 amounted to 82 million euros, which forms part of current receivables.

•	The debt with Telefónica de Contenidos, S.A.U. at December 31, 2012 consisted of:

a)	a 1,142 million euro 10-year participative loan granted in 2003, which bears interest based on Telefónica de Contenidos, S.A.U.’s business performance. This loan is recognized as non-current pursuant to the period of collection expected at the reporting date. Accrued interest receivable at December 31, 2012 amounted to 70 million euros, which forms part of current receivables.

b)	a new 79 million euro participative loan granted in 2005 and maturing in 2015. No interest receivable is outstanding in respect of 2012 or 2011; and

c)	tax receivables from this subsidiary amounting to 2 million euros, in connection with the consolidated tax group.

•	On May 28, 2012, Telco, S.p.A. (“Telco”) issued 1,750 million euros of bonds with fixed interest of 4% maturing in April 2013. Telefónica, S.A. and the rest of the partners undertook to subscribe in proportion to their interests. For Telefónica, S.A., this amounted to 808 million euros. With the proceeds from the bond issue, Telco repaid the bond issued on February 19, 2010, of 1,300 million euros, of which the portion subscribed by Telefónica, S.A. amounted to 600 million euros. The amount drawn down is recognized as non-current pursuant to the period of collection expected at the reporting date. Accrued interest receivable at December 31, 2012 amounted to 19 million euros, which forms part of current receivables (14 million euros in 2011).

•	The financing awarded to Móviles España, S.A.U. comprises three loans of 81 million euros, 95 million euros and 462 million euros received in 2012, the main purpose of which is to provide the subsidiary with the funds required to pay for the spectrum capacity acquired. These loans fall due in 2013 and are recognized under current receivables.

The Company also has tax receivables from this subsidiary amounting to 333 million euros, in connection with the consolidated tax group.

•	The debt with Telefónica Global Technology, S.A. (“TGT”) at December 31, 2012 consisted of:

a)	A credit facility signed on January 19, 2010 for 19 million euros with an outstanding balance at December 31, 2012 of 10 million euros (15 million euros in 2011). This financing has a repayment schedule.

b)	A number of long-term financing agreements under participative loans which bear interest based on the company’s business performance, with an outstanding balance at December 31, 2012 of 168 million euros (90 million euros in 2011). In 2012, two agreements were signed, for 56 million euros and 22 million euros, which were fully drawn down in the year.

•	In 2012, the Company continued to buy back bonds issued by Telefónica Emisiones S.A.U. and Telefonica Europe, B.V., reaching a total of 606 million euros in the year (a cumulative amount of 159 million euros in 2011). In addition, there was accrued interest receivable at the end of 2012 of 17 million euros (a cumulative amount of 4 million at the end of 2011).

•	In December 2012, the shareholders of Telefónica Internacional, S.A.U. agreed in general meeting to distribute a dividend of 1,500 million euros against unrestricted reserves, which had yet to be collected at the end of the reporting period. This amount is recognized under current receivables in the table.

•	Disposals of current loans to group companies and associates includes the cancellation of balances receivable from subsidiaries on account of their membership of Telefónica, S.A.’s tax group against debts held by these same subsidiaries totaling 665 million euros (703 million euros in 2011).

Telefónica, S.A.    33

2012 Financial Statements

The Company has also extended 814 million euros (665 million euros in 2011) of loans in connection with the taxation of Telefónica, S.A. as the head of the tax group pursuant to the consolidated tax regime applicable to corporate groups (see Note 17), mainly: 333 million euros to Telefónica Móviles España, S.A.U. (264 million euros in 2011), 384 million euros to Telefónica de España, S.A.U. (366 million euros in 2011) and 88 million euros to Telefónica Internacional, S.A.U. (no balance in 2011). All these amounts fall due in the short term.

Total accrued interest receivable at December 31, 2012 included under “Current loans to group companies and associates” amounted to 191 million euros (27 million euros in 2011).

8.6. Other financial assets with Group companies and associates

This includes rights to collect amounts from other Group companies related to share-based payment plans involving Telefónica, S.A. shares offered by subsidiaries to their employees maturing in 2013, 2014 and 2015 (see Note 19.3).

Telefónica, S.A.    34

2012 Financial Statements

Note 9. Financial investments

9.1. The breakdown of “Financial investments” at December 31, 2012 and 2011 is as follows:

2012
	Assets at fair value							Assets at amortized cost
					Measurement hierarchy
Millions of euros	Available- for-sale financial assets	Financial assets held for trading	Hedges	Subtotal assets at fair value	Level 1: quoted prices	Level 2: Estimates based on other directly observable market inputs	Level 3: Estimates not based on observable market data	Loans and receivables	Other financial assets	Subtotal assets at amortized cost	Subtotal liabilities at fair value	Total carrying amount	Total fair value
Non-current financial investments	433	2,093	1,952	4,478	433	4,045	—	39	14	53	53	4,531	4,531

Equity instruments	433	—	—	433	433	—	—	—	—	—	—	433	433
Derivatives (Note 16)	—	2,093	1,952	4,045	—	4,045	—	—	—	—	—	4,045	4,045
Loans to third parties and other financial assets	—	—	—	—	—	—	—	39	14	53	53	53	53

Current financial investments	—	222	60	282	—	282	—	9	99	108	108	390	390

Loans to third parties	—	—	—	—	—	—	—	9	99	108	108	108	108
Derivatives (Note 16)	—	222	60	282	—	282	—	—	—	—	—	282	282

Total financial investments	433	2,315	2,012	4,760	433	4,327	—	48	113	161	161	4,921	4,921

Telefónica, S.A.    35

2012 Financial Statements

2011
	Assets at fair value							Assets at amortized cost
					Measurement hierarchy
Millions of euros	Available- for-sale financial assets	Financial assets held for trading	Hedges	Subtotal assets at fair value	Level 1: quoted prices	Level 2: Estimates based on other directly observable market inputs	Level 3: Estimates not based on observable market data	Loans and receivables	Other financial assets	Subtotal assets at amortized cost	Subtotal liabilities at fair value	Total carrying amount	Total fair value
Non-current financial investments	556	1,574	2,544	4,674	556	4,118	—	37	17	54	54	4,728	4,728

Equity instruments	556	—	—	556	556	—	—	—	—	—	—	556	556
Derivatives (Note 16)	—	1,574	2,544	4,118	—	4,118	—	—	—	—	—	4,118	4,118
Loans to third parties and other financial assets	—	—	—	—	—	—	—	37	17	54	54	54	54

Current financial investments	—	159	189	348	—	348	—	46	—	46	46	394	394

Loans to third parties	—	—	—	—	—	—	—	46	—	46	46	46	46
Derivatives (Note 16)	—	159	189	348	—	348	—	—	—	—	—	348	348

Total financial investments	556	1,733	2,733	5,022	556	4,466	—	83	17	100	100	5,122	5,122

Derivatives are measured using the valuation techniques and models normally used in the market, based on money-market curves and volatility prices available in the market.

The calculation of the fair values of the Company’s financial debt instruments required an estimate for each currency of a credit spread curve using the prices of the Company’s bonds and credit derivatives.

Telefónica, S.A.    36

2012 Financial Statements

9.2 Held-for-trading financial assets and hedges

These two categories include the fair value of outstanding derivate financial instruments at December 31, 2012 and 2011 (see Note 16).

9.3 Available-for-sale financial assets.

This category mainly includes the fair value of investments in listed companies (equity instruments) over which the Company does not have significant control or influence. The movement of items composing this category at December 31, 2012 and 2011 are as follows:

December 31, 2012
Millions of euros	Opening balance	Additions	Disposals	Other movements	Fair value adjustments	Closing balance
Banco Bilbao Vizcaya Argentaria, S.A.	327	—	—	(11)	—	316
Portugal Telecom, SGPS, S.A.	193	—	(76)	—	(33)	84
Other companies	36	47	(35)	—	(15)	33

Total	556	47	(111)	(11)	(48)	433

December 31, 2011
Millions of euros	Opening balance	Additions	Disposals	Other movements	Fair value adjustments	Closing balance
Banco Bilbao Vizcaya Argentaria, S.A.	418	—	—	(11)	(80)	327
Portugal Telecom, SGPS, S.A.	—	—	(10)	235	(32)	193
Other companies	55	—	(1)	—	(18)	36

Total	473	—	(11)	224	(130)	556

In 2010, Telefónica entered into three equity swap contracts for Portugal Telecom, SGPS, S.A. shares with a number of financial institutions, subject to net settlement, which grant Telefónica the equivalent total return of the investment.

In October 2011, the Company reclassified the carrying amount of its stake in this company at that date from “Available-for-sale financial assets”. Consequently, since October 2011, changes in the market value of these shares have been reflected under equity (32 million euros, net of the tax effect, in 2011). In December 2011, the Company sold 1.9 million shares, reflected under “Disposals” in the table of movements.

In 2012 21 million shares were sold, fully canceling the equity swap agreements with Credit Suisse and Mediobanca. These transactions are shown under “Disposals” in the table of movements for 2012. The negative impact on the income statement amounts to 34 million euros, recognized under “Gain (loss) on available-for-sale financial assets recognized in the period”.

In 2012, regarding Banco Bilbao Vizcaya Argentaria, S.A., the only movement in the table relates to the sale of rights to two scrip dividends that the bank distributed in March and September 2012 and were sold on the market. In 2011, this item also amounted to 11 million euros.

In 2011, Telefónica, S.A. adjusted the cost of its investment in Banco Bilbao Vizcaya Argentaria, S.A. by 80 million euros, in order to bring the cost per share in line with the fair value. This adjustment was taken directly to the income statement, under “Gain (loss) on available-for-sale financial assets recognized in the period”, with no impact on the statement of recognized income and expenses.

At December 31, 2012 Telefónica, S.A.’s investment in Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), held since 2000, represents 0.81% of that company’s share capital.

Telefónica, S.A.    37

2012 Financial Statements

Amper, S.A. and Zon Multimedia Serviços de Telecommunicaçoes e Multimedia, SGPS, S.A. were sold off in 2012. These investments were recognized under “Other companies” in the table of movements for 2011. The 21 million euro loss on these transactions is recognized under “Gain (loss) on available-for-sale financial assets recognized in the period”.

9.4 Other financial assets and loans to third parties

The breakdown of investments included in this category at December 31, 2012 and 2011 is as follows:

Millions of euros	2012	2011
Other non-current financial assets
Loans to third parties	39	37
Prepayments	1	2
Guarantees given	13	15
Other current financial assets:
Loans to third parties	9	46
Other financial investments	99	—

Total	161	100

9.4.1 Loans to third parties

Non-current loans to third parties includes the cost of the financial instrument arranged in 2011 to partially cover share-based payment schemes involving Telefónica, S.A. shares (Manager and Senior Executive Options Remuneration Plan—Performance & Investment Plan (PIP)) for 37 million euros, which will mature in 2014 (see Note 19.3).

Current loans to third parties in 2011 included, inter alia, the value of the financial instrument arranged in 2010 partly to cover the fourth phase of share-based payment schemes involving Telefónica, S.A. shares owing to its falling due in June 2012 (36 million euros).

9.4.2 Guarantees given.

Non-current loans to third parties primarily includes guarantees received from tenants of buildings owned by Telefónica, S.A., to be returned in a period of over 12 months.

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2012 Financial Statements

Note 10. Trade and other receivables

The breakdown of “Trade and other receivables” at December 31, 2012 and 2011 is as follows:

Millions of euros	2012	2011
Trade receivables	22	24
Trade receivables from Group companies and associates	413	453
Other receivables	19	21
Employee benefits payable	1	2
Tax receivables (Note 17)	610	198

Total	1,065	698

“Trade receivables from Group companies and associates” mainly includes amounts receivable from subsidiaries for the impact of the rights to use the Telefónica brand and the monthly office rental fees (see Note 7).

“Trade receivables” and “Trade receivables from Group companies and associates” in 2012 and 2011 include balances in foreign currency equivalent to 134 million euros. In December 2012, there were receivables in US dollars equivalent to 105 million euros and Czech crowns equivalent to 29 million euros. In December 2011, there were receivables in US dollars equivalent to 104 million euros and Czech crowns equivalent to 30 million euros.

These balances gave rise to exchange losses in the income statement of approximately 3 million euros in 2012 (8 million euros of exchange gains in 2011).

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2012 Financial Statements

Note 11. Equity

11.1 Capital and reserves

a) Share capital

At December 31, 2012, Telefónica, S.A.’s share capital amounted to 4,551,024,586 euros and consisted of 4,551,024,586 fully paid ordinary shares of a single series, per value of 1 euro, all recorded by the book-entry system and traded on the Spanish electronic trading system (“Continuous Market”), where they form part of the Ibex 35 Index, on the four Spanish Stock Exchanges (Madrid, Barcelona, Valencia and Bilbao) and listed on the New York, London, Buenos Aires and Lima Stock Exchanges.

With respect to authorizations given regarding share capital, on May 18, 2011, authorization was given at the Annual Shareholders’ Meeting of Telefónica, S.A. for the Board of Directors, at its discretion and in accordance with the Company’s needs, to increase the Company’s capital, at one or several times, within a maximum period of five years from that date, under the terms of Section 297.1.b) of the Corporate Enterprises Act up to a maximum increase of 2,281,998,242.50 euros, equivalent to half of Telefónica, S.A.’s share capital at that date, by issuing and placing new shares, be they ordinary, preference, redeemable, non-voting or of any other type permitted by the Law, with a fixed or variable premium, and, in all cases, in exchange for cash, and expressly considering the possibility that the new shares may not be fully subscribed. The Board of Directors was also empowered to exclude, partially or fully, pre-emptive subscription rights under the terms of Section 506 of the Spanish Enterprises Act.

In addition, at the June 2, 2010 Shareholders’ Meeting, authorization was given for the Board of Directors to issue fixed-income securities and preferred shares at one or several times within a maximum period of five years from that date. These securities may be in the form of debentures, bonds, promissory notes or any other kind of fixed-income security, plain or, in the case of debentures and bonds, convertible into shares of the Company and/or exchangeable for shares of any of the Group companies. They may also be preferred shares. The total maximum amount of the securities issued agreed under this authorization is 25,000 million euros or the equivalent in another currency. For promissory notes, the outstanding balance of promissory notes issued under this authorization will be calculated for purposes of the aforementioned limit. As at December 31, 2012, the Board of Directors had exercised these powers, approving three programs to issue corporate promissory notes for 2011, 2012 and 2013.

In addition, on June 2, 2010, shareholders voted to authorize the acquisition by the Board of Directors of Telefónica, S.A. treasury shares, up to the limits and pursuant to the terms and conditions established at the Shareholders’ Meeting, within a maximum period of five years from that date. However, it specified that in no circumstances could the par value of the shares acquired, added to that of the treasury shares already held by Telefónica, S.A. and by any of its controlled subsidiaries, exceed the maximum legal percentage at any time (currently 10% of Telefónica, S.A.’s share capital).

On May 25, 2012, the deed of capital reduction formalizing the implementation by Telefónica, S.A.’s Board of Directors of the resolution adopted at the Shareholders’ Meeting on May 14, 2012, was executed. Capital was reduced through the cancellation of treasury shares previously acquired by Telefónica, S.A. as authorized at the Shareholders’ Meeting. As a result, 84,209,363 Telefónica, S.A. treasury shares were cancelled and the Company’s share capital was reduced by a nominal amount of 84,209,363 euros. Article 5 of the Corporate Bylaws relating to the amount of share capital was amended accordingly to show 4,479,787,122 euros. At the same time, a reserve was recorded for the cancelled shares described in the section on “Other reserves” of this same Note.

The latest share capital modification by Telefónica, S.A. took place on June 8, 2012 and involved a share capital increase of 71,237,464 euros, during which 71,237,464 ordinary shares with a par value of 1 euro each were issued. This formalized the Board of Directors’ execution of the resolution passed at the Ordinary General Shareholder’s Meeting on May 14, 2012 relating to the share capital increase by means of the issue of new ordinary shares of 1 euro par value each, of the same class and series as those already in circulation, with a charge to reserves, as part of the scrip dividend shareholder remuneration deal. Share capital amounts to 4,551,024,586 euros subsequent to this increase.

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2012 Financial Statements

At December 31, 2012 and 2011, Telefónica, S.A. held the following treasury shares:

		Euros per share
	Number of shares	Acquisition price	Trading price	Market value (1)%
Treasury shares at 12/12/31	47,847,809	10.57	10.19	488	1.05136%

(1)	Millions of euros

		Euros per share
	Number of shares	Acquisition price	Trading price	Market value (1)%
Treasury shares at 11/12/31	84,209,363	15.68	13.39	1,127	1.84508%

(1)	Millions of euros

The movement in treasury shares of Telefónica, S.A. in 2012 and 2011 is as follows:

Number of shares
Treasury shares at 10/12/31	55,188,046

Acquisitions	55,979,952
Disposals	(24,058,446)
Delivery PSP Phase III (Note 19.3)	(2,900,189)

Treasury shares at 11/12/31	84,209,363

Acquisitions	126,489,372
Delivery GESP share plan (Note 19.3)	(2,071,606)
Disposals	(76,569,957)
Share redemption	(84,209,363)

Treasury shares at 12/12/31	47,847,809

Furthermore, at December 31, 2012 and 2011, one Telefónica, S.A. share is held by Telefónica Móviles Argentina, S.A.

The amount paid to acquire treasury shares in 2012 and 2011 was 1,346 million euros and 822 million euros, respectively.

On May 25, 2012, pursuant to the resolutions adopted in the General Shareholders’ Meeting of May 14, capital was reduced by redeeming 84,209,363 treasury shares, thereby reducing treasury shares by 1,321 million euros.

Treasury shares sold in 2012 and 2011 amounted to 801 million euros and 445 million euros, respectively. The main treasury share sales transactions during 2012 were as follows:

In November 2012, Telefónica submitted an offer to purchase and cancel the preference shares that it had indirectly issued in 2002 through its subsidiary Telefónica Finance USA, LLC totaling 2,000 million euros. The offer involved acquiring these shares at their par value, subject unconditionally and irrevocably to the simultaneous reinvestment in Telefónica, S.A. shares and the subscription of newly issued plain-vanilla bonds, in the following percentage:

a)	40% of the amount in treasury shares of Telefónica, S.A.

b)	60% of the amount shall be used to subscribe a bond issue with a face value of 600 euros, issued at par, the characteristics of which are described in Note 13.

97% of the holders of the preference shares accepted the offer, and therefore 76,365,929 treasury shares with a carrying amount of 815 million euros (exchange value of 776 million euros) were handed over, which are included under “Disposals” in 2012.

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2012 Financial Statements

In addition to these disposals, on July 27, 2012, 2,071,606 shares were delivered to to Group employees when the first phase of the Global Employee Share Plan (“the GESP”) matured. In December 2012, the second phase of the GESP started, and 116,443 treasury shares were used to meet the demand for shares of employees that had joined this plan (see Note 19.1.c).

On June 30, 2011 and July 4, 2011, following the end of the third phase of the Performance Share Plan (PSP) (see Note 19.3), a total of 2,446,104 treasury shares were added, corresponding to two financial instruments arranged by the Company to meet its obligations to deliver treasury shares to managers and executives. The gross number of shares linked to the plan amounted to 4,166,304 shares, with a net 2,900,189 shares finally awarded (33 million euros).

Expanding on the existing strategic alliance, on January 23, 2011, Telefónica, S.A. and China Unicom (Hong Kong) Limited (“China Unicom”) signed an extension to their Strategic Partnership Agreement, in which both companies agreed to strengthen and deepen their strategic cooperation in certain business areas, and committed to investing the equivalent of 500 million US dollars in ordinary shares of the other party. Telefónica acquired through its subsidiary Telefónica Internacional, S.A.U. 282,063,000 shares of China Unicom from third parties for 358 million euros. In recognition of China Unicom’s stake in Telefónica, approval was given at Telefónica’s General Shareholders’ Meeting held on May 18, 2011 for the appointment of a board member named by China Unicom.

At December 31, 2012, Telefónica held 178 million call options on treasury shares subject to physical settlement (190 million options on treasury shares at December 31, 2011).

The Company also has a derivative on Telefónica shares, to be settled by offset, which has increased from 26 million shares in 2011 to 28 million shares in 2012, and is recognized under “Derivatives” (financial assets, current) on the balance sheet (in 2011, the fair value of this derivative was negative and therefore it was recognized under “Derivatives” (financial liabilities, current).

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2012 Financial Statements

b) Legal reserve

According to the text of the Corporate Enterprises Act, companies must transfer 10% of profit for the year to a legal reserve until this reserve reaches at least 20% of share capital. The legal reserve can be used to increase capital by the amount exceeding 10% of the increased share capital amount. Except for this purpose, until the legal reserve exceeds the limit of 20% of share capital, it can only be used to offset losses, if there are no other reserves available. At December 31, 2012, the Company had duly set aside this reserve.

c) Other reserves

“Other reserves” includes:

•	The “Revaluation reserve” which arose as a result of the revaluation made pursuant to Royal Decree-Law 7/1996 dated June 7. The revaluation reserve may be used, free of tax, to offset any losses incurred in the future and to increase capital. From January 1, 2007, it may be allocated to unrestricted reserves, provided that the capital gain has been realized. The capital gain will be deemed to have been realized in respect of the portion on which the depreciation has been recorded for accounting purposes or when the revalued assets have been transferred or derecognized. In this respect, at the end of 2012, an amount of 10 million euros corresponding to revaluations reserves subsequently considered unrestricted has been reclassified to “Other reserves”. In 2011, an amount of 15 million euros was reclassified in this connection. The balance of this reserve at December 31, 2012 and 2011 was 116 million euros and 126 million euros, respectively.

•	Reserve for cancelled share capital: In accordance with Section 335.c) of the Corporate Enterprises Act and to render null and void the right of opposition provided for in Section 334 of the same Act, whenever the Company decreases capital it records a reserve for cancelled share capital for an amount equal to the par value of the cancelled shares, which can only be used if the same requirements as those applicable to the reduction of share capital are met. In 2012, a reserve for cancelled share capital amounting to 84 million euros was recorded, the same amount as the capital reduction made in the year. The cumulative amount of the reserve for cancelled share capital at December 31, 2012 and 2011 was 582 million euros and 498 million euros.

•	Pursuant to the provisions of Royal Decree 1514/2007, since 2008, after the distribution of profits for each year, the Company sets aside a non-distributable reserve of 1.7 million euros for goodwill amortization. The balance of this reserve at December 31, 2012 was 6.8 million euros. The proposed appropriation of 2012 profit (see Note 3) includes an allocation of 1.7 million euros to this restricted reserve.

•	In addition to the restricted reserves explained above, “Other reserves” includes unrestricted reserves from gains obtained by the Company in prior years.

d) Dividends

Dividends paid in 2012

Approval was given at the General Shareholders’ Meeting of May 14, 2012 to pay a gross 0.53 euro dividend per share outstanding with a charge to unrestricted reserves. The dividend was paid on May 18, 2012 and the total amount paid was 2,346 million euros.

In addition, approval at the same meeting was given to pay a scrip dividend consisting of the assignment of free allotment rights with an irrevocable purchase obligation on the Company, and a subsequent capital increase by means of the issue of new shares to fulfill said allotments.

At the close of the trading period for these rights, the holders of 37.68% of the Company’s shares had accepted the Company’s irrevocable commitment to buy. These rights have been repurchased and cancelled by the Company for the amount of 490 million euros.

62.32% of shareholders with allotment rights opted for the right to receive new Telefónica shares. A capital increase was required to fulfill said allotments, by means of the issue of 71,237,464 new shares with a nominal value of one euro each, which have been delivered to the shareholders who held the rights thereto.

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2012 Financial Statements

Dividends paid in 2011

At its meeting of April 12, 2011, Telefónica, S.A.’s Board of Directors resolved to pay an interim dividend against 2011 profit of a fixed gross 0.75 euros per outstanding share carrying dividend rights. This dividend was paid in full on May 6, 2011, and the total amount paid was 3,394 million euros.

In addition, approval was given at the General Shareholders’ Meeting on May 18, 2011 to pay a gross 0.77 dividend per share outstanding carrying dividend rights with a charge to unrestricted reserves. This dividend was paid in full on November 7, 2011, and the total amount paid was 3,458 million euros.

11.2 Unrealized gains (losses) reserve

The movements in the items composing “Unrealized gains (losses) reserve” in 2012 and 2011 are as follows:

2012
Millions of euros	Opening balance	Valuation at market value	Tax effect of additions	Amounts transferred to income statement	Tax effect of transfers	Closing balance
Available-for-sale financial assets (Note 9.3)	(40)	(46)	14	55	(17)	(34)
Cash flow hedges (Note 16)	(575)	(1,310)	393	173	(52)	(1,371)

Total	(615)	(1,356)	407	228	(69)	(1,405)

2011
Millions of euros	Opening balance	Valuation at market value	Tax effect of additions	Amounts transferred to income statement	Tax effect of transfers	Closing balance
Available-for-sale financial assets (Note 9.3)	(5)	(50)	15	—	—	(40)
Cash flow hedges (Note 16)	(145)	(824)	247	210	(63)	(575)

Total	(150)	(874)	262	210	(63)	(615)

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2012 Financial Statements

Note 12. Financial liabilities

The breakdown of “Financial liabilities” at December 31, 2012 and 2011 is as follows:

2012
	LIABILITIES AT FAIR VALUE
				MEASUREMENT HIERARCHY			LIABILITIES AT AMORTIZED COST
Millions of euros	Financial liabilities held for trading	Hedges	Subtotal financial liabilities at fair value	Level 1: quoted prices	Level 2: Estimates based on other directly observable market inputs	Level 3: Estimates not based on other directly observable market data	Trade and other payables	Subtotal liabilities at fair value	TOTAL CARRYING AMOUNT	TOTAL FAIR VALUE
Non-current financial liabilities	1,638	1,492	3,130	—	3,130	—	46,213	49,439	49,343	52,569

Payable to Group companies and associates	—	—	—	—	—	—	36,069	38,511	36,069	38,511
Bank borrowings	—	—	—	—	—	—	9,232	9,676	9,232	9,676
Bonds and other marketable debt securities	—	—	—	—	—	—	828	1,168	828	1,168
Derivatives (Note 16)	1,638	1,492	3,130	—	3,130	—	—	—	3,130	3,130
Other financial liabilities	—	—	—	—	—	—	84	84	84	84

Current financial liabilities	116	8	124	—	124	—	16,154	16,088	16,278	16,212

Payable to Group companies and associates	—	—	—	—	—	—	14,181	14,230	14,181	14,230
Bank borrowings	—	—	—	—	—	—	1,145	1,028	1,145	1,028
Bonds and other marketable debt securities	—	—	—	—	—	—	828	830	828	830
Derivatives (Note 16)	116	8	124	—	124	—	—	—	124	124
Other financial liabilities	—	—	—	—	—	—	—	—	—	—

Total financial liabilities	1,754	1,500	3,254	—	3,254	—	62,367	65,527	65,621	68,781

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2012 Financial Statements

2011
	LIABILITIES AT FAIR VALUE
				MEASUREMENT HIERARCHY			LIABILITIES AT AMORTIZED COST
Millions of euros	Financial liabilities held for trading	Hedges	Subtotal financial liabilities at fair value	Level 1: quoted prices	Level 2: Estimates based on other directly observable market inputs	Level 3: Estimates not based on other directly observable market data	Trade and other payables	Subtotal liabilities at fair value	TOTAL CARRYING AMOUNT	TOTAL FAIR VALUE
Non-current financial liabilities	1,123	910	2,033	—	2,033	—	44,687	41,038	46,720	43,071

Payable to Group companies and associates	—	—	—	—	—	—	35,381	33,465	35,381	33,465
Bank borrowings	—	—	—	—	—	—	9,046	7,374	9,046	7,374
Bonds and other marketable debt securities	—	—	—	—	—	—	170	109	170	109
Derivatives (Note 16)	1,123	910	2,033	—	2,033	—	—	—	2,033	2,033
Other financial liabilities	—	—	—	—	—	—	90	90	90	90

Current financial liabilities	183	21	204	—	204	—	17,969	17,078	18,173	17,282

Payable to Group companies and associates	—	—	—	—	—	—	17,140	16,270	17,140	16,270
Bank borrowings	—	—	—	—	—	—	742	721	742	721
Bonds and other marketable debt securities	—	—	—	—	—	—	87	87	87	87
Derivatives (Note 16)	183	21	204	—	204	—	—	—	204	204
Other financial liabilities	—	—	—	—	—	—	—	—	—	—

Total financial liabilities	1,306	931	2,237	—	2,237	—	62,656	58,116	64,893	60,353

Derivatives are measured using the valuation techniques and models normally used in the market, based on money-market curves and volatility prices available in the market.

The calculation of the fair values of the Company’s financial debt instruments required an estimate for each currency of a credit spread curve using the prices of the Company’s bonds and credit derivatives.

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2012 Financial Statements

Note 13. Bonds and other marketable debt securities

13.1 The balances and movements in issues of debentures, bonds and commercial paper at December 31, 2012 and 2011 are as follows:

2012
Millions of euros	Non-convertible debentures and bonds	Other marketable debt securities	Total
Opening balance	170	87	257

Additions	1,165	332	1,497
Depreciation and amortization	—	(87)	(87)
Revaluation and other movements	(7)	(4)	(11)

Closing balance	1,328	328	1,656

Details of maturities:
Non-current	828	—	828
Current	500	328	828

2011
Millions of euros	Non-convertible debentures and bonds	Other marketable debt securities	Total
Opening balance	148	104	252

Additions	—	44	44
Depreciation and amortization	—	(62)	(62)
Revaluation and other movements	22	1	23

Closing balance	170	87	257

Details of maturities:
Non-current	170	—	170
Current	—	87	87

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2012 Financial Statements

Maturities of the nominal amounts of debenture and bond issues at December 31, 2012 and 2011 are as follows:

2012
				Maturity
Millions of euros Name	Interest rate	% interest rate		2013 (1)	2014	2015 (1)	2016	2017	Subsequent years	TOTAL
DEBENTURES AND BONDS:
JULY 99	ZERO COUPON (**)	6.39%		—	—	—	—	—	69	69
MARCH 00	FLOATING	2.411	%(*)	—	—	50	—	—	—	50
NOVEMBER 12	FIX	4.18%		500	—	500	—	—	164	1,164

Total issues				500	—	550	—	—	233	1,283

(*)	The applicable interest rate (floating, set annually) is the sterling 10-year swap rate multiplied by 1.0225.
(**)	Issues of zero-coupon debentures and bonds are shown in the table above at amortized cost.
(1)	For 2013 and 2015 the figures include a maturity of 500 million in both years, without a contractual obligation for these maturities, based on expectations of improvals in financial market conditions.

2011
				Maturity
Millions of euros Name	Interest rate	% interest rate		2012	2013	2014	2015	2016	Subsequent years	TOTAL
DEBENTURES AND BONDS:
JULY 99	ZERO COUPON (**)	6.39%		—	—	—	—	—	64	64
MARCH 00	FLOATING	3.831	% (*)	—	—	—	50	—	—	50

Total issues				—	—	—	50	—	64	114

(*)	The applicable interest rate (floating, set annually) is the sterling 10-year swap rate multiplied by 1.0225.
(**)	Issues of zero-coupon debentures and bonds are shown in the table above at amortized cost.

13.2. The detail of the maturities and redemption values of zero-coupon debentures and bonds at December 31, 2012 and 2011 is as follows:

Issue	Redemption date	Redemption rate	Redemption value
DEBENTURES AND BONDS:
JULY 99	2029/21/07	637.639%	191

Total			191

The remaining debentures and bonds have been measured at amortized cost at the year end.

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2012 Financial Statements

13.3 At December 31, 2012, Telefónica, S.A. had a corporate promissory note program registered with the CNMV, with the following features:

Millions of euros Amount	Placement system	Nominal amount of the Promissory notes	Terms of the Promissory notes	Placement
	Auctions	1,000 euros	1, 2, 3, 6, 12, 18 and 25 months	Competitive auctions at least once a month
500 million; can be increased to 2,000 million	Tailored	100,000 euros	Between 7 and 750 days	Specific transactions

At December 31, 2012 the outstanding balance on this promissory note program was 332 million euros (87 million euros in 2011).

13.4 The average interest rate during 2012 on debentures and bonds outstanding during the year was 4.56% (4.74% in 2011) and the average interest rate on corporate promissory notes was 2.37% (1.88% in 2011).

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2012 Financial Statements

Note 14. Interest-bearing debt and derivates

14.1 The balances at December 31, 2012 and 2011 are as follows:

December 31, 2012
Millions of euros Item	Current	Non-current	Total
Loans with financial entities	1,145	9,232	10,377
Derivative financial liabilities (Note 16)	124	3,130	3,254

Total	1,269	12,362	13,631

December 31, 2011
Millions of euros Item	Current	Non-current	Total
Loans with financial entities	742	9,046	9,788
Derivative financial liabilities (Note 16)	204	2,033	2,237

Total	946	11,079	12,025

14.2 The nominal values of the main interest-bearing debts at December 31, 2012 and 2011 (in million of euros) are as follows:

December 31, 2012
Description	Value date	Maturity date	Currency	Limit 2012/12/31 (millions)	Balance (millions of euros)
Syndicated loan Tranche D2*	12/14/12	12/14/15	EUR	923	923
Bilateral loan	02/27/12	02/27/15	EUR	200	200
ECAS structured facility**	05/03/11	07/30/21	USD	370	135
Syndicated loan Tranche A1	07/28/10	07/28/13	EUR	1,000	1,000
Syndicated loan Tranche A2	07/28/10	07/28/14	EUR	2,000	2,000
Syndicated loan Tranche A3	07/28/10	07/28/16	EUR	2,000	2,000
Syndicated loan Tranche B	07/28/10	07/28/15	EUR	3,000	3,000
ECAS structured facility**	02/12/10	11/30/19	USD	351	266
Syndicated loan**	04/21/06	04/21/17	EUR	700	700

*	Limit in Pounds sterling converted to euros at 12/14/2012
**	These credit facilities have a repayment schedule

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2012 Financial Statements

December 31, 2011
Description	Value date	Maturity date	Currency	Limit 2011/12/31 (millions)	Balance (euros)
Syndicated loan Tranche A1	07/28/10	07/28/13	EUR	1,000	1,000
Syndicated loan Tranche A2	07/28/10	07/28/14	EUR	2,000	2,000
Syndicated loan Tranche A3	07/28/10	07/28/16	EUR	2,000	2,000
Syndicated loan Tranche B	07/28/10	07/28/15	EUR	3,000	3,000
ECAS/EKN loan*	02/12/10	11/30/19	USD	472	259
Syndicated loan savings banks*	04/21/06	04/21/17	EUR	700	700

*	These credit facilities have a repayment schedule

14.3 Maturities of balances at December 31, 2012 and 2011 are as follows:

December 31, 2012
	Maturity
Millions of euros Items	2013	2014	2015	2016	2017	Subsequent years	Closing balance
Loans with financial entities	1,145	2,097	4,518	2,056	408	153	10,377
Derivative financial liabilities (Note 16)	124	171	342	246	371	2,000	3,254

Total	1,269	2,268	4,860	2,302	779	2,153	13,631

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2012 Financial Statements

December 31, 2011
	Maturity
Millions of euros Items	2012	2013	2014	2015	2016	Subsequent years	Closing balance
Loans with financial entities	742	930	1,836	2,989	2,245	1,046	9,788
Derivative financial liabilities (Note 16)	204	61	106	287	192	1,387	2,237

Total	946	991	1,942	3,276	2,437	2,433	12,025

14.4 On March 2, 2012, a deal was signed to refinance the two tranches maturing on December 14, 2012 (Tranche D) and December 13, 2013 (Tranche E) of the syndicated loan with Telefónica Europe, B.V., totaling up to 18,500 million pounds sterling entered into on October 31, 2005. As a result of the refinancing deal in 2012, Telefónica S.A. signed a syndicated loan of 729 million pounds sterling (Tranche D2) available from December 14, 2012 and maturing on December 14, 2015. This loan was converted to euros on December 14, 2012, and had an outstanding balance of 923 million euros at December 31, 2012.

On February 27, 2012, Telefónica, S.A. signed a bilateral loan agreement totaling 200 million euros and maturing on February 27, 2015. At December 31, 2012 this loan was drawn down in full.

On June 28, 2010, Telefónica, S.A. obtained a syndicated line of credit with a group of national and international banks for up to a maximum of 8,000 million euros. The line of credit has two tranches: the first for up to 5,000 million euros and a term of three years and the second, for up to 3,000 million euros, which is structured as a revolving credit facility with a five-year term. On May 12, 2011 Telefónica, S.A. signed an amendment whereby it was agreed that of the 5,000 million euros that would initially mature in July 2013, 2,000 million euros would be extended for another year, i.e. until July 2014, and another 2,000 million for a further three years, i.e. until July 2016. At December 31, 2012 the outstanding balance drawn down on this line of credit amounted to 8,000 million euros (8,000 million euros at December 31, 2011).

On May 3, 2011, Telefónica, S.A. arranged long-term financing for an amount of 376 million US dollars at fixed rates guaranteed by the export credit agencies of Finland (Finnvera). This line of credit is structured into four tranches: a tranche of 94 million US dollars maturing on January 30, 2020, another of 90 million US dollars maturing on July 30, 2020, a third of 94 million US dollars maturing on January 30, 2021, and a fourth of 98 million US dollars maturing on July 30, 2021. During 2012, 184 million US dollars of the first and second tranches were paid, although as this financing has a repayment schedule, 6 million US dollars of the first tranche was repaid in 2012. At December 31, 2012, the outstanding principal amount of this credit facility was 178 million US dollars (equivalent to 135 million euros).

On February 12, 2010, Telefónica, S.A. signed a long-term line of credit of 472 million US dollars at a fixed rate and guaranteed by the Swedish Export Credits Guarantee Board (EKN). This credit facility is divided into three tranches: a tranche of 232 million US dollars maturing on November 30, 2018, another of 164 million US dollars maturing on April 30, 2019, and a third of 76 million US dollars maturing on November 30, 2019. During the year, it repaid 71 million US dollars of the third tranche, although since this facility has a repayment schedule, during 2012 55 million US dollars were repaid of the first and second tranche. The outstanding balance on this line of credit amounted to 351 million US dollars (equivalent to 266 million euros) at December 31, 2012 (335 million dollars at December 31, 2011).

On April 21, 2006, Telefónica S.A. arranged a 700 million euros syndicated loan, denominated in euros and bearing interest linked to Euribor. In 2012 and 2011, there were no movements in this loan, which will be repaid in two equal installments, in April 2015 and 2017, respectively.

In addition, Telefónica signed three equity swap contracts with different financial entities in June 2010. These swaps are based on the share price of Portugal Telecom and are settled net, thereby obtaining the same economic returns. The amount received from these contracts is recognized as current interest-bearing debt. During 2012, two of these contracts was fully cancelled, and third partially cancelled by reducing the nominal value of these swaps by 21 million shares in total, whereby the outstanding balance is 22 million euros.

14.5 Average interest on loans and borrowings

The average interest rate in 2012 on loans and borrowings denominated in euros was 2.918% and on foreign-currency loans and receivables it was 2.341%.

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2012 Financial Statements

The average interest rate in 2011 on loans and borrowings denominated in euros was 2.376% and on foreign-currency loans and receivables it was 3.354%.

14.6	Unused credit facilities

The balances of loans and borrowings relate only to amounts drawn down.

At December 31, 2012 and 2011, Telefónica had undrawn credit facilities amounting to 5,255 million euros and 6,764 million euros, respectively.

Financing arranged by Telefónica, S.A. at December 31, 2012 and 2011 is not subject to compliance with any financial covenants.

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2012 Financial Statements

Note 15. Payable to group companies and associates

15.1 The breakdown at December 31, 2012 and 2011 is as follows:

December 31, 2012
Millions of euros	Non-current	Current	Total
Loans	35,757	13,779	49,536
Trade payables to Group companies and associates	56	132	188
Derivatives (Note 16)	—	20	20
Payable to subsidiaries due to taxation on a consolidated basis	256	250	506

Total	36,069	14,181	50,250

December 31, 2011
Millions of euros	Non-current	Current	Total
Loans	34,855	16,993	51,848
Trade payables to Group companies and associates	—	129	129
Derivatives (Note 16)	—	14	14
Payable to subsidiaries due to taxation on a consolidated basis	526	4	530

Total	35,381	17,140	52,521

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2012 Financial Statements

The maturity of these loans at the 2012 and 2011 year ends is as follows:

December 31, 2012
Company (Millions of euros)	2013	2014	2015	2016	2017	2018 and subsequent years	Final balance, current and non-current
Telefónica Emisiones, S.A.U.	4,263	4,357	3,458	6,296	4,036	14,267	36,677
Telefónica Europe, B.V.	2,470	—	795	—	156	1,842	5,263
Telfisa Global, B.V.	1,822	—	—	—	—	—	1,822
Telefónica Finanzas, S.A.U.	5,224	—	475	75	—	—	5,774
Total	13,779	4,357	4,728	6,371	4,192	16,109	49,536

December 31, 2011
Company (Millions of euros)	2012	2013	2014	2015	2016	2017 and subsequent years	Final balance, current and non-current
Telefónica Emisiones, S.A.U.	1,343	3,445	4,370	3,504	6,315	13,101	32,078
Telefónica Europe, B.V.	6,478	1,957	14	—	—	1,599	10,048
Telfisa Global, B.V.	2,332	—	—	—	—	—	2,332
Telefónica Finanzas, S.A.U.	6,830	—	—	476	74	—	7,380
Others	10	—	—	—	—	—	10
Total	16,993	5,402	4,384	3,980	6,389	14,700	51,848

The carrying amount of financing raised by Telefónica, S.A. through its subsidiary Telefónica Europe, B.V. at December 31, 2012 was 5,263 million euros (10,048 million euros at the 2011 year end). This financing entails a number of loans paying market rates of interest calculated on a Euribor plus spread basis, with an average interest rate in 2012 of 3.52% (3.52% in 2011), bonds amounting to 2,947 million euros (3,266 million euros in 2011) and commercial paper amounting to 768 million euros (1,596 million euros in 2011).

The main source of this financing was the funds obtained through the following transactions:

1.	On March 2, 2012, a deal was signed to refinance the two tranches maturing on December 14, 2012 (Tranche D) and December 13, 2013 (Tranche E) of the syndicated loan with Telefónica Europe, BV., totaling up to 18,500 million pounds sterling entered into on October 31, 2005. As a result, Telefónica Europe, BV entered into: a) a syndicated loan contract for 633 million pounds sterling (tranche D1), available as from December 14, 2012 and maturing on December 14, 2015 (this loan was converted to euros on December 14, 2012 and had an outstanding balance of 801 million euros at year-end 2012); (b) a 756 million euros syndicated loan (tranche E1) available as from March 2, 2012, maturing on March 2, 2017, on which no amounts had been drawn down at 2012 year end; and (c) a syndicated loan of 1,469 million pounds sterling (tranche E2), available as from December 13, 2013 and maturing on March 2, 2017.

2.	On January 5, 2012, Telefónica Europe, B.V. signed a financing agreement with China Development Bank (CDB) amounting to 375 million US dollars (approximately 284 million euros) maturing in 2022, which had been fully drawn down at 2012. This financing has a repayment schedule of fifteen six-monthly installments payable as from April 15, 2015.

3.	The syndicated multicurrency loan arranged between Telefónica Europe, B.V. and a group of financial institutions for an amount of up to 18,500 million pounds sterling on October 31, 2005 to fund the acquisition of O2, Plc. The outstanding balance on this loan at December 31, 2012 is 100 million pounds sterling, equivalent to 123 million euros (2,965 million euros at December 31, 2011).

4.	On October 31, 2012, the Group launched an offer to acquire preferred stock of Telefónica Finance USA, LLC. (see Note 11). As a result of this offer, on November 29, 2012, the Company purchased 1,941,235 preference shares, whereby the balance outstanding at December 31, 2012 amounted to 59 million euros (2,000 million euros at December 31, 2011).

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2012 Financial Statements

The carrying amount of financing raised by Telefónica, S.A. through Telefónica Emisiones, S.A.U. at December 31, 2012 was 36,677 million euros (32,078 million euros in 2011). This financing is arranged as loans from these companies on the same terms as those of the issuance programs. The average interest rate in 2012 was 5.16% (5.06% in 2011). The financing arranged includes, as a related cost, the fees or premiums taken to the income statement for the period corresponding to the financing based on the corresponding effective interest rates. Telefónica Emisiones, S.A.U. raised financing in 2012 mainly by tapping the European and US capital markets, issuing the following bonds totaling 5,148 million euros (4,495 million euros in 2011):

Description	Issue date	Maturity date	Amount (nominal)	Issue currency	Coupon
EMTN bonds	2012/02/07	2017/02/07	120,000,000	EUR	4.750%
	2012/02/21	2018/02/21	1,500,000,000	EUR	4.797%
	2012/03/12	2020/03/12	700,000,000	GBP	5.597%
	2012/03/30	2017/03/30	1,250,000,000	CZK	3.934%
	2012/07/11	2018/07/11	10,000,000,000	JPY	4.250%
	2012/09/19	2017/09/05	1,000,000,000	EUR	5.811%
	2012/10/19	2020/01/20	1,200,000,000	EUR	4.710%
	2012/12/14	2018/12/14	250,000,000	CHF	2.718%
	2012/12/14	2022/12/14	150,000,000	CHF	3.450%

Part of the amount owed by Telefónica, S.A. to Telefónica Emisiones, S.A.U. and to Telefónica Europe, B.V. includes restatements to amortized cost at December 31, 2012 and 2011 as a result of fair value interest rate and exchange rate hedges.

Meanwhile, at December 31, 2012, Telefónica, S.A. had raised financing from Telefónica Finanzas, S.A.U., in charge of the integrated cash management of the companies comprising the Telefónica Group in Spain, amounting to 5,774 million euros (7,380 million euros at December 31, 2011) in a series of loans bearing interest at market rates.

Telfisa Global, B.V. centralizes and handles cash management and flows for the Telefónica Group in Latin America, the United States and Europe. The balance payable to this subsidiary is formalized through several Deposit Agreements accruing interest at market rates and amounting to 1,822 million euros in 2012 and 2,332 million euros in 2011.

Loans to Group companies under current assets include accrued interest receivable at December 31, 2012 of 878 million euros (829 million euros in 2011).

15.2 The balance of “Payable to subsidiaries due to taxation on a consolidated basis” was 506 million euros and 530 million euros at December 31, 2012 and 2011, respectively. This basically includes payables to Group companies for their contribution of taxable income (tax losses) to the tax group headed by Telefónica, S.A. (see Note 17). The current- or non-current classification is based on the Company’s projection of maturities.

The main amounts are those relating to Telefónica Internacional, S.A.U. for 322 million euros (283 million euros in 2011), Telefónica Móviles España, S.A.U. for 123 million euros (130 million euros in 2011) and Telefónica de España, S.A.U. (no balance in 2012 and 32 million euros in 2011).

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2012 Financial Statements

Note 16. Derivate financial instruments and risk management policies

a) Derivative financial instruments

During 2012, the Group continued to use derivatives to limit interest and exchange rate risk on otherwise unhedged positions, and to adapt its debt structure to market conditions.

At December 31, 2012, the total outstanding balance of derivatives transactions was 121,514 million euros (141,155 million euros in 2011), of which 96,532 million euros related to interest rate risk and 24,982 million euros to foreign currency risk. In 2011, 119,772 million euros related to interest rate risk and 21,383 million euros to foreign currency risk.

It should be noted that at December 31, 2012, Telefónica, S.A. had transactions with financial institutions to hedge exchange rate risk for other Telefónica Group companies amounting to 507 million euros (696 million euros in 2011). At year-end 2012 and 2011, the Company had no transactions to hedge interest rate risk for other Group companies. These external trades are matched by intra-group hedges with identical terms and maturities between Telefónica, S.A. and Group companies, and therefore involve no risk for the Company. External derivatives not backed by identical intragroup transactions consist of hedges on net investment and future acquisitions that, by their nature, cannot be transferred to Group companies and/or transactions to hedge financing raised by Telefónica, S.A. as parent company of the Telefónica Group, which are transferred to Group subsidiaries in the form of financing rather than via derivative transactions.

The breakdown of Telefónica, S.A.’s interest rate and exchange rate derivatives at December 31, 2012, their notional amounts at year end and the expected maturity schedule is as follows:

2012
Millions of euros Type of risk	Value in Euros	Telefonica receives		Telefonica pays
		Carrying	Currency	Carrying	Currency
Euro interest rate swaps	72,164

Fixed to fixed	55	55	EUR	55	EUR
Fixed to floating	24,380	24,380	EUR	24,380	EUR
Floating to fixed	47,679	47,679	EUR	47,679	EUR
Floating to floating	50	50	EUR	50	EUR

Foreign currency interest rate swaps	22,157

Fixed to floating
CHFCHF	331	400	CHF	400	CHF
CZKCZK	50	1,250	CZK	1,250	CZK
GBPGBP	3,498	2,855	GBP	2,855	GBP
JPYJPY	150	17,000	JPY	17,000	JPY
USDUSD	14,364	18,951	USD	18,951	USD
Floating to fixed
CZKCZK	50	1,250	CZK	1,250	CZK
GBPGBP	1,445	1,180	GBP	1,180	GBP
USDUSD	2,269	2,994	USD	2,994	USD

Exchange rate swaps	13,719

Fixed to fixed
EURBRL	203	222	EUR	546	BRL
EURCLP	60	50	EUR	37,800	CLP
EURCZK	622	631	EUR	15,641	CZK
Fixed to floating
USDEUR	95	132	USD	95	EUR
Floating to floating
CHFEUR	332	400	CHF	332	EUR

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2012 Financial Statements

EURCZK	327	322	EUR	8,228	CZK
EURGBP	496	588	EUR	405	GBP
GBPEUR	829	700	GBP	829	EUR
JPYEUR	167	17,000	JPY	167	EUR
USDEUR	10,588	14,196	USD	10,588	EUR

Forwards	7,399

ARSUSD	14	110	ARS	19	USD
CLPEUR	64	40,428	CLP	64	EUR
CZKEUR	115	2,906	CZK	115	EUR
EURBRL	18	18	EUR	49	BRL
EURCOP	1	1	EUR	3,100	COP
EURCZK	541	550	EUR	13,612	CZK
EURGBP	1,345	1,356	EUR	1,098	GBP
EURPEN	—	—	EUR	1	PEN
EURMXN	80	81	EUR	1,361	MXN
EURUSD	2,092	2,137	EUR	2,760	USD
GBPEUR	1,904	1,539	GBP	1,904	EUR
GBPUSD	45	36	GBP	59	USD
USDARS	17	19	USD	110	ARS
USDBRL	27	34	USD	71	BRL
USDCLP	5	6	USD	2,964	CLP
USDCOP	1	2	USD	2,796	COP
USDEUR	1,101	1,443	USD	1,101	EUR
USDGBP	28	37	USD	23	GBP
USDPEN	1	1	USD	2	PEN

Spot	111

CZKEUR	106	2,672	CZK	106	EUR
EURGBP	5	5	EUR	3	GBP

Subtotal	115,550

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2012 Financial Statements

Millions of euros Notional amounts of structured products with options	Value in euros	Notional	Currency
Interest rate options Caps & Floors	2,211

Caps & Floors	2,211

USD	42	54	USD
EUR	1,250	1,250	EUR
GBP	919	750	GBP

Currency options	3,753

GBPEUR	640	522	GBP
USDEUR	3,113	4,108	USD

Subtotal	5,964

TOTAL	121,514

The breakdown by average maturity is as follows:

Millions of euros Hedged underlying item	Notional	Up to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years
With underlying instrument
Promissory notes	540	—	280	60	200

Loans	18,005	2,592	3,555	1,480	10,378

in national currency	13,170	1,900	2,750	850	7,670
in foreign currencies	4,835	692	805	630	2,708

Debentures and bonds MtM	73,604	11,474	12,171	21,736	28,223

in national currency	29,475	6,315	6,701	7,839	8,620
in foreign currencies	44,129	5,159	5,470	13,897	19,603

Other underlying*	29,365	16,617	4,472	5,054	3,222

Swaps	1,212	164	457	591	—
Currency options	3,754	2,035	161	1,438	120
Forward	7,772	7,772	—	—	—
IRS	16,627	6,646	3,854	3,025	3,102
Total	121,514	30,683	20,478	28,330	42,023

(*) Most of these transactions are related to economic hedges of investments, assets and liabilities of subsidiaries, and provisions for restructuring plans.

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2012 Financial Statements

The breakdown of Telefónica, S.A.’s derivatives in 2011, their notional amounts at year end and the expected maturity schedule is as follows:

2011
Millions of euros Type of risk	Value in Euros	Telefonica receives		Telefonica pays
		Carrying	Currency	Carrying	Currency
Euro interest rate swaps	92,082

Fixed to fixed	2,078	2,078	EUR	2,078	EUR
Fixed to floating	21,812	21,812	EUR	21,812	EUR
Floating to fixed	63,977	63,977	EUR	63,977	EUR
Floating to floating	4,215	4,215	EUR	4,215	EUR

Foreign currency interest rate swaps	19,971

Fixed to floating
GBP/GBP	2,412	2,015	GBP	2,015	GBP
JPY/JPY	220	22,000	JPY	22,000	JPY
USD/USD	14,385	18,612	USD	18,612	USD
Floating to fixed
GBP/GBP	909	760	GBP	760	GBP
USD/USD	2,045	2.446	USD	2.446	USD

Exchange rate swaps	12,422

Fixed to fixed
EUR/BRL	331	318	EUR	804	BRL
EUR/CLP	131	112	EUR	87,800	CLP
EUR/CZK	606	631	EUR	15,641	CZK
Fixed to floating
MAD/EUR	88	1,000	MAD	88	EUR
JPY/EUR	95	15,000	JPY	95	EUR
Floating to fixed
EUR/MAD	90	90	EUR	1,000	MAD
Floating to floating
EUR/CZK	319	322	EUR	8,228	CZK
EUR/GBP	484	588	EUR	405	GBP
JPY/EUR	244	37,000	JPY	244	EUR
USD/EUR	10,034	13,482	USD	10,034	EUR

Forwards	6,820

ARS/USD	—	2	ARS	1	USD
CLP/EUR	147	101,490	CLP	147	EUR
CZK/EUR	5	125	CZK	5	EUR
EUR/BRL	18	17	EUR	44	BRL
EUR/CZK	556	567	EUR	14,335	CZK
EUR/GBP	941	933	EUR	786	GBP
EUR/MXN	2	2	EUR	35	MXN
EUR/USD	1,690	1,625	EUR	2,186	USD
GBP/EUR	2,447	2,094	GBP	2,447	EUR
GBP/USD	17	14	GBP	22	USD
USD/ARS	1	1	USD	6	ARS
USD/BRL	168	224	USD	408	BRL
USD/CLP	11	14	USD	7,183	CLP
USD/COP	1	1	USD	2,756	COP
USD/EUR	763	1,014	USD	763	EUR
USD/GBP	53	69	USD	44	GBP
USD/PEN	—	—	USD	1	PEN

Spot	1

MXN/EUR	1	17	MXN	1	EUR
USD/EUR	—	—	USD	—	EUR

Subtotal	131,296

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2012 Financial Statements

Millions of euros Notional amounts of structured products with options	Value in Euros	Notional	Currency
Interest rate options Caps & Floors	7,719

Swaptions	850	850	EUR

Caps&Floors	6,869

USD	54	69	USD
EUR	4,900	4,900	EUR
GBP	1,915	2,293	GBP

Currency options	2,140

USD/EUR	2,140	2,725	USD

Subtotal	9,859

TOTAL	141,155

The breakdown by average maturity is as follows:

Millions of euros
Hedged underlying item	Notional	Up to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years
With underlying instrument
Promissory notes	536	56	280	—	200

Loans	37,993	22,567	1,794	3,430	10,202

in national currency	33,911	21,447	1,400	2,950	8,114
in foreign currencies	4,082	1,120	394	480	2,088

Debentures and bonds MtM	80,299	16,439	13,181	23,220	27,459

in national currency	34,446	7,014	7,951	9,145	10,336
in foreign currencies	45,853	9,425	5,230	14,075	17,123

Without underlying*	22,327	8,979	5,343	2,499	5,506

Swaps	10,767	1,045	4,871	1,999	2,852
Spots	850	850	—	—	—
Currency options	2,140	283	138	160	1,559
Forward	6,820	6,801	19	—	—
IRS	1,750	—	315	340	1,095

Total	141,155	48,041	20,598	29,149	43,367

(*) Most of these transactions are related to economic hedges of investments, assets and liabilities of subsidiaries, and provisions for restructuring plans.

The debentures and bonds hedged relate to both those issued by Telefónica, S.A. and intragroup loans on the same terms as the issues of Telefónica Europe, B.V. and Telefónica Emisiones, S.A.U.

The fair value of Telefónica, S.A.’s derivatives portfolio with external counterparties at December 31, 2012 was equivalent to a net asset of 1,073 million euros (net asset of 2,229 million euros in 2011).

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b) Risk management policy

Telefónica, S.A. is exposed to various financial market risks as a result of: (i) its ordinary business activity, (ii) debt incurred to finance its business, (iii) its investments in companies, and (iv) other financial instruments related to the above commitments.

The main market risks affecting Telefónica are as follows:

Exchange rate risk

Foreign currency risk primarily arises in connection with: (i) Telefónica’s international presence, through its investments and businesses in countries that use currencies other than the euro (primarily in Latin America, but also in the United Kingdom and the Czech Republic), and (ii) debt denominated in currencies other than that of the country where the business is conducted or the home country of the company incurring such debt.

Interest rate risk

Interest rate risk arises primarily in connection with changes in interest rates affecting (i) financial expenses on floating rate debt (or short-term debt likely to be renewed), due to changes in interest rates and (ii) the value of non-current liabilities at fixed interest rates.

Share price risk

Share price risk arises primarily from changes in the value of the equity investments (that may be bought, sold or otherwise involved in transactions), from changes in the value of derivatives associated with such investments, from changes in the value of treasury shares and from equity derivatives.

Other risks

Telefónica, S.A. is also exposed to liquidity risk if a mismatch arises between its financing needs (operating and financial expense, investment, debt redemptions and dividend commitments) and its sources of finance (revenues, divestments, credit lines from financial institutions and capital market operations). The cost of finance could also be affected by movements in the credit spreads (over benchmark rates) demanded by lenders.

Finally, Telefónica is exposed to country risk (which overlaps with market and liquidity risks). This refers to the possible decline in the value of assets, cash flows generated or cash flows returned to the parent company as a result of political, economic or social instability in the countries where Telefónica, S.A. operates, especially in Latin America.

Risk management

Telefónica, S.A. actively manages these risks through the use of derivatives (primarily on exchange rates, interest rates and share prices) and by incurring debt in local currencies, where appropriate, with a view to stabilizing cash flows, the income statement and investments. In this way, Telefónica attempts to protect its solvency, facilitate financial planning and take advantage of investment opportunities.

Telefónica manages its exchange rate risk and interest rate risk in terms of net debt and net financial debt as calculated by them. Telefónica believes that these parameters are more appropriate to understanding its debt position. Net debt and net financial debt take into account the impact of the Group’s cash balance and cash equivalents including derivatives positions with a positive value linked to liabilities. Neither net debt nor net financial debt as calculated by Telefónica should be considered an alternative to gross financial debt (the sum of current and non-current interest-bearing debt) as a measure of liquidity.

Exchange rate risk

The fundamental objective of the exchange rate risk management policy is that, in event of depreciation in foreign currencies relative to the euro, any potential losses in the value of the cash flows generated by the businesses in such currencies, caused by depreciation in exchange rates of a foreign currency relative to the euro, are offset (to some extent) by savings from the reduction in the euro value of debt denominated in such currencies and/or synthetic debt in such currencies. The degree of exchange rate hedging employed varies depending on the type of investment.

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2012 Financial Statements

Telefónica aims to protect itself against declines in Latin American currencies relative to the euro affecting our asset values through, so it occasionally takes out dollar-denominated debt, incurred either in Spain (where such debt is associated with an investment as long as it is considered to be an effective hedge) or in the country itself, where the market for local currency financing or hedges may be inadequate or non-existent.

At December 31, 2012, pound sterling-denominated net debt was approximately 1.9 times the value of our 2012 operating income before depreciation and amortization (OIBDA) from the Telefónica Europe business unit in the United Kingdom. Telefónica’s aim is to maintain a similar proportion of pound sterling-denominated net debt to OIBDA as the Telefónica net debt to OIBDA ratio, on a consolidated basis, in order to help them to reduce its sensitivity to changes in the pound sterling to euro exchange rate.

The risk-management objective to protect the investment in the Czech Republic is similar to that described for the investment in the UK, where the amount of Czech crown-denominated debt is proportional to the operating income before depreciation and amortization (OIBDA) of the “Telefónica Europe” business unit in the Czech Republic. Czech crown-denominated net debt at December 31, 2012 was 2.1 times OIBDA in Czech crown (1.7 times in 2011) on a consolidated basis and 2.97 times (2.55 times in 2011) on a proportional basis.

Exchange rate risk is managed by seeking to minimize the negative impact of any remaining exchange rate exposure on the income statement, regardless of whether there are open positions. Such open position exposure can arise for any of three reasons: (i) a thin market for local derivatives or difficulty in sourcing local currency finance which makes it impossible to arrange a low-cost hedge (as in Argentina and Venezuela), (ii) financing through intra-group loans, where the accounting treatment of exchange rate risk is different from that for financing through capital contributions, and (iii) as the result of a deliberate policy decision, to avoid the high cost of hedges that are not warranted by expectations or high risk of depreciation.

As Telefónica’s direct exposure is counterbalanced by the positions held in subsidiaries, the Company analyses its foreign currency risk exposure at the Group level. To illustrate the sensitivity of exchange gains or losses to variability in exchange rates, assuming the exchange rate position affecting the income statement at the end of 2012 were constant during 2013 and Latin American currencies depreciated against the dollar and the rest of the currencies against the euro by 10%, Telefónica estimates that consolidated exchange losses recorded for 2013 would be a negative 113 million euros. For Telefónica, S.A., assuming only financing arranged with external counterparties, the same change would lead to a decrease in finance costs of 45 million euros. Nonetheless, Telefónica manages its exposure on a dynamic basis to mitigate their impact.

Interest rate risk

The Telefónica Group’s financial expenses are exposed to changes in interest rates. In 2012, the rates applied to the largest amount of short-term debt were mainly based on the Euribor, the Czech crown Pribor, the Brazilian SELIC, the dollar Libor and the Colombian UVR. Telefónica manages its interest rate risk by entering into derivative financial instruments, primarily swaps and interest rate options.

Telefónica analyzes its exposure to changes in interest rates at the Telefónica Group level. The table illustrates the sensitivity of finance costs and the balance sheet to variability in interest rates at Group and Telefónica, S.A. level.

To calculate the sensitivity of the income statement, a 100 basis point rise in interest rates in all currencies in which there are financial positions at December 31, 2012 has been assumed, as well as a 100 basis point decrease in all currencies (EUR, GBP, USD, etc.) in order to avoid negative rates. The constant position equivalent to that prevailing at the end of 2011 has also been assumed.

To calculate the sensitivity of equity to variability in interest rates, a 100 basis point increase in interest rates in all currencies and terms in which there are financial positions at December 31, 2012 was assumed, as well as a 100 basis point decrease in all currencies and terms (except those below 1% in order to avoid negative rates). Cash flow hedge positions were also considered as they are the only positions where changes in market value due to interest-rate fluctuations are recognized in equity.

In both cases, only transactions with external counterparties have been considered.

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2012 Financial Statements

	Impact on consolidated result (*)	Impact on Telefónica, S.A.income statement (*)	Impact on consolidated equity	Impact on Telefónica, S.A. equity
+100bp	(96)	(41)	747	747
-100bp	36	20	(685)	(685)

(*)	Impact on results of 100 bp change in all currencies, except the pound sterling and the dollar.

Share price risk

The Telefónica Group is exposed to changes in the value of equity investments that may be bought, sold or otherwise involved in transactions, from changes in the value of derivatives associated with such investments, from treasury shares and from equity derivatives.

According to the Telefónica, S.A. share option plan, Performance Share Plan (PSP) and the Performance & Investment Plan (PIP) (see Note 19) the shares to be delivered to employees under such plan may be either the parent company treasury shares, acquired by them or any of its Group companies; or newly-issued shares. The possibility of delivering shares to beneficiaries of the plan in the future, in accordance with relative total shareholders’ return, implies a risk since there could be an obligation to hand over a maximum number of shares at the end of each phase, whose acquisition (in the event of acquisition in the market) in the future could imply a higher cash outflow than required on the start date of each phase if the share price is above the corresponding price on the phase start date. In the event that new shares are issued for delivery to the beneficiaries of the plan, there would be a dilutive effect for ordinary shareholders as a result of the higher number of shares delivered under such plan outstanding.

To reduce the risk associated with variations in share price under these plans, Telefónica has acquired instruments that replicate the risk profile of some of these plans as explained in Note 19.

The second Global Employee Share Plan was launched as approved in the 2011 Ordinary General Shareholders’ Meeting (see details of the plan in Note 19).

In addition, the Group may use part of the treasury shares of Telefónica, S.A. held at year end to cover shares deliverable under the PSP or the Global Employee Share Plan. The net asset value of the treasury shares could increase or decrease depending on variations in Telefónica, S.A.’s share price.

Liquidity risk

The Telefónica Group seeks to match the schedule for its debt maturity payments to its capacity to generate cash flows to meet these maturities, while allowing for some flexibility. In practice, this has been translated into two key principles:

1.	The Telefónica Group’s average maturity of net financial debt is intended to stay above 6 years, or be restored above that threshold in a reasonable period of time if it eventually falls below it. This principle is considered as a guideline when managing debt and access to credit markets, but not a rigid requirement. When calculating the average maturity for the net financial debt and part of the undrawn credit lines can be considered as offsetting the shorter debt maturities, and extension options on some financing facilities may be considered as exercised, for calculation purposes.

2.	The Telefónica Group must be able to pay all commitments over the next 12 months without accessing new borrowing or tapping the capital markets (although drawing upon firm credit lines arranged with banks), assuming budget projections are met.

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2012 Financial Statements

Country risk

The Telefónica Group managed or mitigated country risk by pursuing two lines of action (in addition to its normal business practices):

•	Partly matching assets to liabilities (those not guaranteed by the parent company) in the Telefónica Group’s Latin American companies such that any potential asset impairment would be accompanied by a reduction in liabilities; and,

•	Repatriating funds generated in Latin America that are not required for the pursuit of new, profitable business development opportunities in the region.

Credit risk

As a general rule, the Telefónica Group trades in derivatives with creditworthy counterparties. Therefore, Telefónica, S.A. generally trades with credit entities whose “senior debt” ratings are of at least “A”. In Spain, where most of the Group’s derivatives portfolio is held, there are netting agreements with financial institutions, with debtor or creditor positions offset in case of bankruptcy, limiting the risk to the net position. In addition, since Lehman went bankrupt, the credit ratings of rating agencies have proved to be less effective as a credit risk management tool. Therefore, the 5-year CDS (Credit Default Swap) of credit institutions has been added. This way, the CDS of all the counterparties with which Telefónica S.A. operates is monitored at all times in order to assess the maximum allowable CDS for operating at any given time. Transactions are generally only carried out with counterparties whose CDS is below the threshold.

For other subsidiaries, particularly those in Latin America, given the stable sovereign rating provides a ceiling and is below A, trades are with local financial entities whose rating by local standards is considered to be of high creditworthiness.

Meanwhile, with credit risk arising from cash and cash equivalents, the Telefónica Group places its cash surpluses in high quality and highly liquid money-market assets. These placements are regulated by a general framework, revised annually. Counterparties are chosen according to criteria of liquidity, solvency and diversification based on the conditions of the market and countries where the Group operates. The general framework sets: (i) the maximum amounts to be invested by counterparty based on its rating (long-term debt rating); (ii) the maximum tenor of the investment, set at 180 days; and (iii) the instruments in which the surpluses may be invested (money-market instruments).

The Telefónica Group considers managing commercial credit risk as crucial to meeting its sustainable business and customer base growth targets in a manner that is consistent with its risk-management policy.

This is based on continuous monitoring of the risk assumed and the resources necessary to optimize the risk-reward ratio in its operations. Particular attention is given to those clients and/or products with a financial component that could cause a material impact on the Group’s financial statements for which, depending on the segment and type of relation, hedging instruments or instruments that transfer risk may be required to mitigate exposure to credit risk.

All Group companies adopt policies, procedures, authorization guidelines, and homogeneous management practices, in consideration of the particularities of each market and best international practices, and incorporating this commercial credit risk management model into the Group’s decision making processes, both from a strategic and day to day operating perspective, which risk assessment guides the commercial offering available for the various credit profiles.

All Group companies adopt policies, procedures, authorization guidelines, and homogeneous management practices, in consideration of the particularities of each market and best international practices, and incorporating this commercial credit risk management model into the Group’s decision making processes, both from a strategic and day to day operating perspective, which risk assessment guides the commercial offering available for the various credit profiles.

Telefónica’s maximum exposure to credit risk is initially represented by the carrying amounts of the assets (see Notes 8 and 9) and the guarantees given by Telefónica.

Telefónica, S.A. provides operating guarantees granted by external counterparties, which are offered during its normal commercial activity. At December 31, 2012, these guarantees amounted to approximately 276 million euros.

Capital management

Telefónica’s corporate finance department, which is in charge of Telefónica’s capital management, takes into consideration several factors when determining Telefónica’s capital structure, with the aim of ensuring sustainability of the business and maximizing the value to shareholders.

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2012 Financial Statements

Telefónica monitors its cost of capital with a goal of optimizing its capital structure. In order to do this, Telefónica monitors the financial markets and updates to standard industry approaches for calculating weighted average cost of capital, or WACC. Telefónica also uses a net financial debt ratio below 2.35x OIBDA in the medium term (excluding items of a non-recurring or exceptional nature), enabling to obtain and maintain the desired credit rating over the medium term, and with which the Telefónica Group can match the potential cash flow generation with the alternative uses that could arise at all times.

These general principles are refined by other considerations and the application of specific variables, such as country risk in the broadest sense, or the volatility in cash flow generation, when determining the Telefónica Group’s financial structure.

Telefónica’s derivatives policy emphasizes the following points:

•	Derivatives based on a clearly identified underlying.

•	Matching of the underlying to one side of the derivative.

•	Matching the company contracting the derivative and the company that owns the underlying.

•	Ability to measure the derivative’s fair value using the valuation systems available to the Telefónica Group.

•	Sale of options only when there is an underlying exposure.

Hedge accounting

Hedges can be of three types:

•	Fair value hedges

•	Cash flow hedges, which can be set at any value of the risk to be hedged (primarily interest rate and foreign currency) or for a defined range through options.

•	Hedges of net investment in a foreign operation.

Hedges can comprise a combination of different derivatives. There is no reason to suppose management of accounting hedges will be static, with an unchanging hedging relationship lasting right through to maturity. Hedging relationships may change to allow appropriate management that serves our stated principles of stabilizing cash flows, stabilizing net financial income/expense and protecting our share capital. The designation of hedges may therefore be cancelled, before maturity, because of a change in the underlying, a change in perceived risk on the underlying or a change in market view. Derivatives included in these hedges may be reassigned to new hedges where they meet the effectiveness test and the new hedge is well documented. To gauge the efficiency of transactions defined as accounting hedges, we analyze the extent to which the changes in the fair value or in the cash flows attributable to the hedged item would offset the changes in fair value or cash flows attributable to the hedged risk using a linear regression model for both forward- and backward-looking analysis.

Risk management guidelines are issued by the Corporate Finance Department. This department may allow exceptions to this policy where these can be justified, normally when the market is too thin for the volume of transactions required or on clearly limited and small risks.

In 2012 the Company recognized a loss of 0.25 million euros for the ineffective part of cash flow hedges (0.3 million euros in 2011).

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2012 Financial Statements

The breakdown of the Company’s derivatives with counterparties not belonging to the Telefónica Group at December 31, 2012 and 2011 by type of hedge, their fair value at year end and the expected maturity schedule is as follows:

2012
Millions of euros Derivatives		Notional amount maturities (*)
		2013	2014	2015	Subsequent years	Total
Interest rate hedges	341	(932)	(836)	2,555	3,601	4,388

Cash flow hedges	1,389	(936)	(350)	2,550	7,730	8,994
Fair value hedges	(1,048)	4	(486)	5	(4,129)	(4,606)

Exchange rate hedges	(487)	1,456	(153)	1,564	6,364	9,231

Cash flow hedges	(487)	1,456	(153)	1,564	6,364	9,231
Fair value hedges	—	—	—	—	—	—

Interest and exchange rate hedges	(251)	(69)	72	72	2,437	2,512

Cash flow hedges	(251)	(69)	72	72	2,437	2,512
Fair value hedges	—	—	—	—	—	—

Hedge of net investment	(115)	(822)	(230)	(162)	(989)	(2,203)

Derivatives not designated as hedges	(561)	10,588	(63)	(467)	(1,628)	8,430

Interest rate	(389)	8,612	(13)	(545)	(2,133)	5,921
Exchange rate	(172)	1,976	(50)	78	505	2,509
Interest and exchange rate	—	—	—	—	—	—

(*) For interest rate hedges, the positive amount is in terms of fixed “payment.” For foreign currency hedges, a positive amount means payment in functional vs. foreign currency.
(**) Positive amounts indicate payables.

2011
Millions of euros Derivatives		Notional amount maturities (*)
		2012	2013	2014	Subsequent years	Total
Interest rate hedges	(58)	(1,536)	793	(824)	8,232	6,665

Cash flow hedges	880	(1,040)	1,189	(350)	10,992	10,791
Fair value hedges	(938)	(496)	(396)	(474)	(2,760)	(4,126)

Exchange rate hedges	(947)	194	239	—	6,482	6,915

Cash flow hedges	(947)	194	239	—	6,482	6,915
Fair value hedges	—	—	—	—	—	—

Interest and exchange rate hedges	(656)	(44)	1,154	72	2,099	3,281

Cash flow hedges	(656)	(44)	1,154	72	2,099	3,281
Fair value hedges	—	—	—	—	—	—

Hedge of net investment	(141)	(444)	(160)	(230)	(1,254)	(2,088)

Derivatives not designated as hedges	(427)	8,209	(441)	(194)	(1,576)	5,998

Interest rate	(234)	7,855	(579)	(144)	(2,404)	4,728
Exchange rate	(208)	445	138	(50)	828	1,361
Interest and exchange rate	15	(91)	—	—	—	(91)

(*) For interest rate hedges, the positive amount is in terms of fixed “payment.” For foreign currency hedges, a positive amount means payment in functional vs. foreign currency.
(**) Positive amounts indicate payables.

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2012 Financial Statements

Note 17. Income tax

Pursuant to a Ministerial Order dated December 27, 1989, since 1990 Telefónica, S.A. has filed consolidated tax returns with certain Group companies. The consolidated tax group in 2012 comprised 52 companies. Included during the year were Sonora Music Streaming España S.L., Iberbanda, S.A., Acens Tecnologies, S.L, Pléyade Peninsular Correduría de Seguros y Reaseguros del Grupo Telefónica, S.A., Telefónica Digital Venture Capital, S.L., Telefónica Gestión Integral de Edificios y Servicios S.L., Telefónica Latinoamérica Holding S.L., and Telefónica América, S.A. The majority of the Atento group companies ceased forming part of the consolidated tax group in December 2012: Atento Impulsa, S.A., Atento Servicios Técnicos y Consultoría, S.L. and Atento Teleservicios España, S.A. Interdomain, S.A. has been taken over by Acens Technologies, S.L.

Tax balances are as follows:

Millions of euros	2012	2011
Tax receivables:	5,705	2,803

Deferred tax assets:	5,095	2,605

Deferred income tax (income)	128	124
Other temporary differences, assets	3,506	1,641
Long-term tax loss carryforwards	1,170	723
Deductions	291	117

Current tax receivables (Note 10):	610	198

Withholdings	1	52
Corporate income tax payable	584	120
VAT and Canary Islands general indirect tax refundable	25	26

Tax payable:	618	521

Deferred tax liabilities:	499	474

Deferred income tax (expense)	9	164
Other temporary differences, liabilities	490	310

Current payables to public administrations (Note 18):	119	47

Personnel income tax withholdings	3	4
Corporate income tax payable	89	14
Withholding on investment income, VAT and other	26	28
Social security	1	1

The tax group had unused tax loss carryforwards at December 31, 2012 amounting to 11,504 million euros. These losses must be applied within 18 years, according to the following estimated schedule.

2012/12/31	Total	Less than 1 year	More than 1 year
Tax loss carryforwards	11,504	263	11,241

Following completion in 2012 of the inspection by the tax authorities (see Note 17.3), and considering the rulings on the tax assessments signed in disagreement by the Company, the Company restated its tax credits based on the business plans of the companies in the tax group and the best estimate of taxable income, over a period of time that is in line with the situation. Consequently, it has recognized tax credits of 458 million euros at year-end 2012.

Total tax credits based on the taxable income recognized in the balance sheet at December 2012 therefore amount to 1,170 million euros (723 million euros in 2011).

Unused tax loss carryforwards in 2011 (amounting to 4,575 million euros) related mainly to a negative adjustment made to the taxable base for corporate income tax at Telefónica Móviles, S.A. (now Telefónica, S.A.) in 2002, amounting to 2,137 million euros and resulting from the transfer of certain holdings where the market value differed from the carrying amount at which they were recognized. Finally, a final ruling was passed, as well as a favorable ruling on the tax credit generated in 2004 on the tax loss on the sale of Lycos, Inc.

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2012 Financial Statements

During 2012, Telefónica, S.A., as head of the Telefónica tax group, made payments on account of 2012 income tax amounting to 247 million euros. No payments on account were made in 2011, primarily because of exercising the right to decide when to depreciate assets for tax purposes.

17.1 Movement in deferred tax assets and liabilities

The balances and movements in “Deferred tax assets” and “Deferred tax liabilities” for Telefónica, S.A. at December 31, 2012 and 2011 are as follows:

2012
Millions of euros	Tax credits	Temporary differences, assets	Deductions	Total deferred tax assets	Deferred tax liabilities
Opening balance	723	1,765	117	2,605	474

Arising in the year	458	1,936	2	2,396	166
Reversal	(11)	(34)	—	(45)	(156)
Transfers to the tax group’s net position	—	(33)	172	139	—
Other movements	—	—	—	—	15

Closing balance	1,170	3,634	291	5,095	499

2011
Millions of euros	Tax credits	Temporary differences, assets	Deductions	Total deferred tax assets	Deferred tax liabilities
Opening balance	443	1,709	65	2,217	778

Arising in the year	756	446	11	1,213	280
Reversal	—	(358)	—	(358)	(604)
Transfers to the tax group’s net position	(476)	(32)	41	(467)	5
Other movements	—	—	—	—	15

Closing balance	723	1,765	117	2,605	474

The main items for which Telefónica, S.A. recognizes temporary differences in assets and liabilities are the tax effects of impairment losses on some of its assets, principally investments in subsidiaries (see Note 8).

Deferred tax liabilities include 32 million euros corresponding to the tax amortization of goodwill generated on acquiring stakes in the Brazilian subsidiaries of Brasilcel, N.V. No impact has been recognized in profit and loss, pending the final decisions on the court and administrative proceedings relating to this matter, which at year-end remained open.

In accordance with article 12.3 of the revised Spanish Income Tax Law (“TRLIS”), as well as with transitional provision 29 of that law, a negative adjustment of 551 million euros was provisionally included in the Company’s taxable income declared at 2011 year end, in connection with the decline in value of investees. Finally, using the subsidiaries’ definitive financial statements, 582 million euros was included in the income tax return for the impairment of investees for tax purposes. At December 31, 2011, 3,071 million euros was pending inclusion for reversal of the adjustment in future periods.

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2012 Financial Statements

In 2011, the variation in equity of investees for which an impairment loss was recognized amounted to 13,880 million euros, primarily in respect of the Brazilian companies.

At the 2012 year end, a decrease of 790 million euros was provisionally incorporated in the Company’s taxable income in connection with impairment of investees for tax purposes. At December 31, 2012 3,861 million euros is pending inclusion for reversal of the adjustment in future periods.

In 2012, the negative variation in equity of investees for which a provision was made amounts to 589 million euros, primarily in respect of the Brazilian and Mexican companies.

17.2 Reconciliation of accounting profit to taxable income and income tax expense to income tax payable.

The calculation of the income tax expense and income tax payable for 2012 and 2011 is as follows.

Millions of euros	2012	2011
Accounting profit before tax	(2,205)	3,999
Permanent differences	(5,017)	(7,177)
Temporary differences:	4,619	658
Arising in the year	4,782	1,846
Arising in prior years	(163)	(1,188)

Tax result	(2,603)	(2,520)

Gross tax payable	(781)	(756)
Tax credits capitalized	(2)	(11)

Corporate income tax refundable	(783)	(767)

Temporary differences for tax valuation	(1,386)	(351)
Temporary differences derived from the consolidation process	—	153
Other effects	(714)	16
Corporate income tax accrued in Spain	(2,883)	(949)
Foreign taxes	48	38

Income tax	(2,836)	(911)

Current income tax	(851)	(718)
Deferred income tax	(1,985)	(193)

The permanent differences relate mainly to changes in investment write-down provisions recorded by the Tax Group companies included in the consolidated corporate income tax return, and to dividends received from Tax Group companies or foreign companies that meet certain requirements.

In addition, they include as a permanent difference the decrease in income tax expense derived from the tax amortization of financial goodwill for foreign shareholding acquisitions made before December 21, 2007. In 2012, this adjustment came to 28 million euros. This impact has been lessened as a result of the entry into force of Law 9/2011, which reduced the deductible portion of goodwill amortization under article 12.5 TRLIS (Corporate Income Tax Act) from 5% to 1% for 2011, 2012 and 2013. The effect is temporary: the 4% not amortized over those three years (12% in total) will be recovered by extending the deduction period from the original 20 years to 22.5 years.

Temporary differences mainly comprise adjustments on eliminating the tax base of impairment provisions and reversals of investment write-downs that are not tax deductible under article 12.3 of the Income Tax Law (LIS).

In 2012 and 2011, the Company capitalized 2 million euros and 11 million euros, respectively, of tax credits. The cumulative amount at year end principally reflects tax deductions for export activities and donations to non-profit organizations (approximately 291 million euros). Given that the tax balance was a negative balance in 2012, no deductions were offset during the year.

“Other effects” includes mainly the recognition of tax credits amounting to 458 million euros.

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2012 Financial Statements

17.3 Tax inspections and tax-related lawsuits

On February 8, 2012, the lawsuit filed against the Company in the Supreme Court in relation to the income tax inspections of the tax group in Spain from 1998 to 2000 came to an end. The Group’s allegations were partially upheld by the Supreme Court. 110 million euros were finally paid, although part of this amount will be recoverable in the future as it relates to temporary differences which will be reversed in coming years.

On December 12, 2012, the National Court of Justice issued a ruling on the tax inspection for 2001 to 2004, accepting the tax losses incurred by the Group in relation to the transfer of certain interests in TeleSudeste, Telefónica Móviles México and Lycos as tax deductible. The other allegations were rejected, and the Company has filed an appeal with the Supreme Court on December 28.

Lastly, in 2012, the tax inspections for 2005 to 2007 for all taxes were completed, with the Company signing consent forms for 135 million euros of corporate tax, without having received the final proposal for the non-consent form for the items which the Company contests, as an appeal has been filed with the Large Taxpayers Central Office of the Spanish State Tax Agency.

Telefónica, S.A. therefore has income tax for 2008 and other taxes for 2009 open to inspection.

At 2012 year end, it is not expected that the final outcome of these assessments, lawsuits, and inspections in progress or pending for years open to inspection will require any additional significant liabilities to be recognized in Telefónica, S.A.’s financial statements.

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2012 Financial Statements

Note 18. Trade and other payables

The breakdown of “Trade and other payables” is as follows:

Million of euros	2012	2011
Suppliers	162	322
Other payables	158	71
Current income tax liabilities (Note 17)	89	14
Other payables to public administrations (Note 17)	30	33

Total	439	440

Trade payables

In performance of Telefónica’s irrevocable undertaking of 2010 to give Fundación Telefónica a total of 280 million euros, in 2012 the Company made cash payments in the amount of 62 million euros (60 million in 2011).

Information on deferred payments to third parties. (Third additional provision, “Information requirement” of Law 15/2010 of 5 July).

Telefónica, S.A. has adapted its internal processes and payment schedules to the provisions of Law 15/2010, establishing measures against late payment in commercial transactions. Engagement conditions with commercial suppliers in 2012 and 2011 included payment periods of up to 75 and 85 days, respectively, as laid down in said law.

For reasons of efficiency and in line with general practice in the business, the Company has set payment schedules, whereby payments are made on set days. Invoices falling due between two payment days are settled on the following payment date in the schedule. This is not deemed to be a deferred payment.

Information on contracts entered into after Law 15/2010 took effect that exceed the maximum period established in this law is shown in the table below.

Payments to Spanish suppliers in 2012 and 2011 surpassing the legal limit were due to circumstances or incidents beyond the payment policies, mainly the closing of agreements with suppliers over the delivery of goods or the rendering of services, or occasional processing issues.

2012
Millions of euros	Amount	%
Payments made on time	332	95
Other	17	5

Total payments to commercial suppliers	349	100

Weighted average maturity exceeded (days)	32
Deferrals at year-end that exceed the limit	4

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2012 Financial Statements

2011
Millions of euros	Amount	%
Payments made on time	254	93
Other	19	7

Total payments to commercial suppliers	273	100

Weighted average maturity exceeded (days)	52
Deferrals at year-end that exceed the limit	2

At the date of authorization for issue of these financial statements, Telefónica had processed the outstanding payments, except in cases where an agreement with suppliers was being handled.

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2012 Financial Statements

Note 19. Revenue and expenses

19.1 Revenue

a) Rendering of services

Telefónica, S.A. has contracts for the right to use the Telefónica brand with Group companies which use the license. The amount each subsidiary must recognize as a cost for use of the license is stipulated in the contract as a percentage of income obtained by the licensor. In 2012 and 2011, “Rendering of services to Group companies and associates” included 603 million euros and 618 million euros, respectively, for this item.

Telefónica, S.A. has signed contracts to provide management support services to Telefónica de España, S.A.U, Telefónica Móviles España, S.A.U., Telefónica O2 Holding, Ltd. and Telefónica Internacional, S.A.U. Revenue received for this concept in 2012 and 2011 amounted to 23 million euros and 25 million euros, in each case, recognized under “Rendering of services to Group companies and associates”.

Revenues also include property rental income amounting to 50 million euros in 2012 and 52 million euros in 2011, mainly from the lease of office space in Distrito Telefónica to several Telefónica Group companies (see Note 7).

b) Dividends from Group companies and associates

The detail of the main amounts recognized in 2012 and 2011 is as follows:

Millions of euros	2012	2011
Telefónica Internacional, S.A.U.	1,500	—
Telefónica Móviles España, S.A.U.	1,435	1,980
Telefónica de España, S.A.U.	221	2,430
Telefónica Europe, plc.	575	715
Vivo Participaçoes, Ltda. and subsidiaries	—	553
Telefónica Czech Republic, a.s.	213	365
Latin American Cellular Holding, B.V.	38	218
Inversiones Telefónica Móviles Holding, Ltd. (Chile)	189	—
Telefónica Brasil, S.A. (previously Telecommunicaçoes de Sao Paulo)	307	235
Sao Paulo Telecommunicaçoes	44	91
Telefónica Móviles Argentina, S.A. y Telefónica Móviles Argentina Holding, S.A.	140	179
Other companies	190	201

Total	4,852	6,967

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Cuentas Anuales 2012

c) Interest income on loans to Group companies and associates

This heading includes the return obtained on loans made to subsidiaries to carry out their business (see Note 8.5). The breakdown of the main amounts is as follows:

Millions of euros	2012	2011
Telefónica Móviles México, S.A. de C.V.	104	145
Telefónica de España, S.A.U.	34	83
Telefónica de Contenidos, S.A.U.	75	—
Other companies	62	47

Total	275	275

Interest income from Telefónica de Contenidos, S.A.U. corresponds to the participating loans extended to this company. In 2012, the subsidiary generated more than the minimum profit stipulated in the loan agreements above which it must pay interest. No interest was paid in 2011 as this minimum was not reached. Of the amount accrued in 2012, at the year end 70 million euros were receivable (see Note 8.5).

19.2 “Non-core and other current operating revenues – Group companies” relates to revenues on centralized services that Telefónica, S.A., as head of the Group, provides to its subsidiaries. Telefónica, S.A. bears the full cost of these services and then charges each individual subsidiary for the applicable portion. In 2012, the most notable bills passed on were to Telefónica de España, S.A.U. totaling 27 million euros, Telefónica Internacional, S.A.U. 21 million euros and Telefónica O2 Holding, Ltd 33 million euros. In 2011, the main bills passed on were to Telefónica Móviles España, S.A.U. (26 million euros) and to Telefónica de España, S.A.U. (48 million euros).

19.3 Personnel expenses and employee benefits

The breakdown of “Personnel expenses” is as follows:

Millions of euros	2012	2011
Wages, salaries and other personnel expenses	130	213
Pension plans (Note 4.h)	(6)	12
Social security costs	17	19

Total	141	244

In 2012, “Wages, salaries and other personnel expenses” includes 8 million euros of compensation payable during the year. In 2011, this caption included 61 million euros for estimated obligations arising from the collective labor force reduction program approved in Telefónica de España, S.A.U. and expected to be passed on to Telefónica, S.A., and for the estimated cost of certain voluntary redundancies approved in 2011.

Telefónica has reached an agreement with its staff to provide an Occupational Pension Plan pursuant to Legislative Royal Decree 1/2002, of November 29, approving the revised Pension Plans and Funds Law. The features of this plan are as follows:

•	Defined contribution of 4.51% of the participating employees’ base salary. The defined contributions of employees transferred to Telefónica from other Group companies with different defined contributions (e.g. 6.87% in the case of Telefónica de España, S.A.U.) will be maintained.

•	Mandatory contribution by participants of a minimum of 2.2% of their base salary.

•	Individual and financial capitalization systems.

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Cuentas Anuales 2012

This fund was outsourced to Telefónica subsidiary, Fonditel Entidad Gestora de Fondos de Pensiones, S.A., which has added the pension fund assets to its Fonditel B fund.

At December 31, 2012, 1,709 employees had signed up for the plan (1,717 employees in 2011). This figure includes both employees contributing and those who have ceased to contribute to the plan, as provided for in Royal Decree 304/2004 approving the regulations for Pension Plans and Funds. The cost for the Company amounted to 3 million euros in 2012 (4 million euros in 2011).

In 2006, a Pension Plan for Senior Executives, wholly funded by the Company, was created and complements the previous plan and involves additional defined contributions at a certain percentage of the executive’s fixed remuneration, based on professional category, plus some extraordinary contributions depending on the circumstances of each executive, payable in accordance with the terms of the plan.

Telefónica, S.A. has recorded costs related to the contributions to this executive plan of 8 million euros in both 2012 and 2011.

In 2012, some executives left this Pension Plan for Senior Executives, leading to the recovery of the cost of the contributions corresponding to these executives amounting to 17 million euros.

No provision was made for this plan as it has been fully externalized.

The share-based payment plans are the following:

Telefónica, S.A. share plan: “Performance Share Plan” (PSP).

At the General Shareholders’ Meeting of Telefónica, S.A. on June 21, 2006, its shareholders approved the introduction of a long-term incentive plan for managers and senior executives of Telefónica, S.A. and other Telefónica Group companies. Under this plan, selected participants who met the qualifying requirements were given a certain number of Telefónica, S.A. shares as a form of variable compensation.

The term of the plan is six years It is divided into five phases, each three years long, beginning on July 1 (the “Start Date”) and ending on June 30 three years later (the “End Date”). At the start of each phase the number of shares to be awarded to plan beneficiaries is determined on the basis of their success in meeting targets set. The shares are delivered, assuming targets are met, at the End Date of each phase. Each phase is independent from the others. The first started on July 1, 2006 (with shares to be delivered in July 2009) and the fifth phase began on July 1, 2010 (with any shares earned being delivered from July 1, 2013).

Award of the shares is subject to a number of conditions:

•	The beneficiary must continue to work for the company throughout the three-year duration of each phase, subject to certain special conditions related to departures.

•	The actual number of shares awarded at the end of each phase will depend on success in meeting targets and the maximum number of shares assigned to each executive. Success is measured by comparing the total shareholder return (TSR), which includes both share price and dividends offered by Telefónica shares, with the TSRs offered by a basket of listed telecoms companies that comprise the comparison group. Each employee who is a member of the plan is assigned at the start of each phase a maximum number of shares. The actual number of shares awarded at the end of the phase is calculated by multiplying this maximum number by a percentage reflecting their success at the date in question. This will be 100% if the TSR of Telefónica is equal to or better than that of the third quartile of the Comparison Group and 30% if Telefónica’s TSR is in line with the average. The percentage rises linearly for all points between these two benchmarks. If the TSR is below average no shares are awarded.

June 30, 2011 marked the end of the third phase of this plan, which entailed the following maximum number of shares allocated:

	Number of shares	Unit fair value	End date
3rd phase July 1, 2008	5,286,980	8.39	June 30, 2011

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Cuentas Anuales 2012

Of this amount, the maximum number of shares corresponding to Telefónica, S.A. managers and executives is as follows:

	Number of shares	Unit fair value	End date
3rd phase July 1, 2008	1,248,067	8.39	June 30, 2011

With the maturity of the third phase of the plan on June 30, 2011 a total of 2,900,189 shares (corresponding to a total of 4,166,304 gross shares less a withholding of 1,266,115 shares at the choice of employees) were delivered to Telefónica Group Directors. The shares delivered were deducted from the Company’s treasury shares in 2011 (see Note 11.1.a). The total net shares delivered to Telefónica, S.A. managers and executives were 922,266.

The third phase of the plan was partially covered through two financial instruments relating to 2,446,104 shares at a cost of 10.18 euros per share. The cost of the gross amount of shares delivered to the directors of each subsidiary was subsequently billed by Telefónica, S.A., as previously established, with a unit value of 8.39 euros per share. The tax obligations of the directors in each of their countries related to the increase in their personal income from the receipt of the incentive were met by each subsidiary and subsequently charged to Telefónica, S.A., which recognized the cost under “Reserves” for an amount of 19 million euros in 2011.

The fourth phase of the incentives plan expired on June 30, 2012, with no shares being awarded. The maximum number of shares assigned to this phase of the plan was as follows:

	Number of shares	Unit fair value	End date
4th phase July 1, 2009	6,356,597	8.41	June 30, 2012

Of this amount, the maximum number of shares corresponding to Telefónica, S.A. managers and executives is as follows:

	Number of shares	Unit fair value	End date
4th phase July 1, 2009	1,555,382	8.41	June 30, 2012

For the same phase of the plan, Telefónica, S.A. acquired an instrument from a financial institution with the same features of the plan, whereby at the end of the phase, Telefónica will obtain part of the shares necessary to settle the phase (4 million shares). The cost of the financial instrument is 36 million euros, equivalent to 8.41 euros per option. The instrument was cancelled with a charge to distributable reserves when this phase of the plan expired.

The maximum numbers of shares allotted at the beginning of each phase to the final phase which was outstanding at December 31, 2012, for the Telefónica Group as a whole, were as follows:

	No. of shares assigned	No. of shares outstanding at Dec 31, 2012	Unit fair value	End date
5th phase July 1, 2010	5,025,657	4,294,158	9.08	June 30, 2013

Of the total number of shares allotted and outstanding at year-end, those corresponding to Telefónica, S.A. employees, by phase, are as follows:

	No. of shares assigned	No. of shares outstanding at Dec 31, 2012	Unit fair value	End date
5th phase July 1, 2010	1,249,407	1,296,953	9.08	June 30, 2013

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Cuentas Anuales 2012

This plan is equity-settled via the delivery of shares to the executives, with a balancing entry for the 13 million euros of employee benefits expense recorded in 2012 (15 million euros in 2010) in equity, net of the related tax effect.

The cost of the shares granted to employees of Group subsidiaries is recognized under “Reserves” and amounted to 26 million euros in 2012 (53 million euros in 2011). As Telefónica, S.A. will reinvoice these amounts to its subsidiaries at the maturity of the fifth phase, the related receivable is recognized under “Other current financial assets” (see Note 8.6).

a) Telefónica, S.A. share plan: “Global Employee Share Plan” (GESP)

At the June 23, 2009 General Shareholders’ Meeting of Telefónica, S.A. , the shareholders approved the introduction of a Telefónica, S.A. share incentive plan for all employees of the Telefónica Group worldwide, with certain exceptions. Under this plan, participants who meet certain requirements are offered the possibility of acquiring shares in Telefónica, S.A., which takes up the obligation to give them a certain number of free shares.

The term of the plan is two years. Employees joining the plan can acquire Telefónica, S.A. shares through maximum monthly installments of 100 euros (or the local currency equivalent), up to a maximum of 1,200 euros over a period of 12 months (acquisition period). The delivery of shares occurred, where applicable, when the plan was consolidated, as of September 1, 2012, subject to a number of conditions:

•	The beneficiary must continue to work for the company throughout the two-year duration of the plan (consolidation period), subject to certain special conditions related to departures.

•	The actual number of shares to be delivered at the end of the consolidation period depended on the number of shares acquired and retained by each employee. Each employee who is a member of the plan and remained a Group employee, and retained the shares acquired for an additional twelve-month period after the acquisition date, will be entitled to receive one free share per share acquired and retained at the end of the consolidation period.

On the consolidation date of the plan, 2,071,606 shares were awarded (corresponding to a total of 2,302,349 of gross shares of which 230,743 shares were retained at the request of the employees) to the 35,110 employees participating in the plan who were with the company on that date. This plan was equity-settled via the delivery of shares to the employees. Accordingly, a balancing entry for the employee benefits expenses was made in equity. In 2012, Telefónica, S.A. recognized an expense of 249 thousand euros for this item in its income statement (316 thousand euros in 2011).

b) Second edition of the Telefónica, S.A. global share plan: “Global Employee Share Plan – second edition” (GESP II)

At the May 18, 2011 General Shareholders’ Meeting of Telefónica, S.A. , the shareholders approved the introduction of a Telefónica, S.A. share incentive plan for all employees of the Telefónica Group worldwide, with certain exceptions. The characteristics and conditions of this plan are similar to those of the first edition approved at the General Shareholders’ Meeting in June 2009. The delivery of shares will be produced after the vesting date of the Plan after December 1, 2014.

The acquisition period opened in December 2012, and at December 31, 2012, 23,590 employees had adhered to the plan. This plan will be equity-settled via the delivery of shares to the employees. A balancing entry for the employee benefits expenses will primarily be made in equity in 2013 and 2014. The employee benefits expense in 2012 is immaterial.

Long-term incentive plan based on Telefónica, S.A. shares: “Performance and Investment Plan”

At the General Shareholders’ Meeting held on May 18, 2011, a new long-term share-based incentive plan called “Performance and Investment Plan” (the “Plan” or “PIP”) was approved for Telefónica Group directors and executive officers. This plan will take effect following completion of the Performance Share Plan.

Under this Plan, a certain number of shares of Telefónica, S.A. will be delivered to participants selected by the Company who have opted to take part in the scheme and meet the requirements and conditions stipulated to this end.

The Plan lasts five years and is divided into three independent three-year phases (i.e. delivery of the shares for each three-year phase three years after the start date). The first phase began on July 1, 2011 (with the delivery of the related shares from July 1, 2014). The second phase began on July 1, 2012 (with delivery of the related shares from July 1, 2015). The third phase will begin on July 1, 2013 (with delivery of the related shares from July 1, 2016).

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Cuentas Anuales 2012

The specific number of Telefónica, S.A. shares deliverable within the maximum amount established to each member at the end of each phase will be contingent and based on the Total Shareholder Return (“TSR”) of Telefónica, S.A. shares (from the reference value) throughout the duration of each phase compared to the TSRs of the companies included in the Dow Jones Global Sector Titans Telecommunications Index. For the purposes of this plan, these companies make up the comparison group (“Comparison Group”).

The TSR is the indicator used to determine the Telefónica Group’s medium- and long-term value generation, measuring the return on investment for each shareholder. For the purposes of this plan, the return on investment of each phase is defined as the sum of the increase or decrease in the Telefónica, S.A. share price and dividends or other similar items received by the shareholder during the phase in question.

At the beginning of each phase, each Participant is allocated a notional number of shares. The number of shares to be delivered under the plan is expected to range from:

•	30% of the number of notional shares if Telefónica, S.A.’s TSR is at least equal to the median of the Comparison Group, and

•	100% if Telefónica, S.A.’s TSR is within the third quartile or higher than that of the Comparison Group. The percentage is calculated using linear interpolation when it falls between the median and third quartile.

•	No shares will be delivered if Telefónica, S.A.’s TSR is below the Comparison Group’s median.

The plan includes an additional condition regarding compliance by all or part of the Participants with a target investment and holding period of Telefónica, S.A. shares through each phase (“Co-Investment”), to be determined for each participant, as appropriate, by the Board of Directors based on a report by the Nominating, Compensation and Corporate Governance Committee. Participants meeting the co-investment requirement will receive an additional number of shares, provided the rest of the requirements established in the plan are met.

In addition, and independently of any other conditions or requirements that may be established, in order to be entitled to receive the corresponding shares, each Participant must be a Telefónica Group employee at the delivery date for each phase, except in special cases as deemed appropriate. Shares will be delivered at the end of each phase (i.e., in 2014, 2015, and 2016, respectively). The specific delivery date will be determined by the Board of Directors or the committee or individual entrusted by the Board to do so.

The shares to be delivered to Participants, subject to compliance with the pertinent legal requirements in this connection, may be either (a) treasury shares in Telefónica, S.A. acquired by Telefónica, S.A. itself or by any of the Telefónica Group companies; or (b) newly-issued shares.

The first and second allocations of shares under this plan were made on July 1, 2011 and July 1, 2012. The maximum number of shares assigned (including the amount of co-investment) under the plan for both phases is as follows:

	No. of shares assigned	No. of shares assigned at 12/31/12	Unit fair value	End date
1st phase July 1, 2011	5,545,628	4,984,670	8.28	June 30, 2014
2nd phase July 1, 2012	7,347,282	6,868,684	5.87	June 30, 2015

For the first phase of the Plan, Telefónica, S.A. acquired an instrument from a financial institution with the same features of the plan, whereby at the end of the phase, Telefónica will obtain part of the shares necessary to settle the phase (4 million shares). The cost of the financial instrument was 37 million euros, equivalent to 9.22 euros per option (see Note 9.4.1).

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Cuentas Anuales 2012

19.4 Average number of employees in 2012 and 2011 and number of employees at year-end:

2012
Professional category	Employees at 12/31/12			Average no. of employees in 2012
	Females	Males	Total	Females	Males	Total
General managers and chairmen	—	1	1	—	4	4
Directors	44	74	118	43	94	137
Managers	69	69	138	76	90	166
Project Managers	108	99	207	112	110	222
University graduates and experts	65	53	118	70	51	121
Administration, clerks, advisors	122	12	134	126	14	140

Total	408	308	716	427	363	790

2011
Professional category	Employees at 12/31/11			Average no. of employees in 2011
	Females	Males	Total	Females	Males	Total
General managers and chairmen	—	4	4	—	4	4
Directors	41	147	188	40	138	178
Managers	95	131	226	91	112	203
Project Managers	97	153	250	89	125	214
University graduates and experts	93	54	147	89	50	139
Administration, clerks, advisors	158	20	178	160	20	180

Total	484	509	993	469	449	918

The reduction in the figures in 2012 compared to the prior year are primarily due to the fact that on April 1, 2012, Telefónica, S.A. made a contribution of an independent production unit (UPA for its initials in Spanish), which affected the employees into the digital business, who were transferred to Telefónica Digital España, S.L.

19.5 External services.

The items composing “Finance revenue” are as follows:

Millions of euros	2012	2011
Rent	11	11
Repairs and maintenance	(1)	4
Independent professional services	148	155
Bank charges	20	34
Donations	4	4
Marketing and advertising	87	86
Utilities	14	12
Other expenses	205	84

Total	488	390

On December 19, 2007, Telefónica, S.A. signed a rental contract with a view to establishing the headquarters of the “Telefónica Corporate University”. The contract included construction and refurbishment of certain facilities by the lessor. On October 31, 2008, some of the facilities were partially accepted and thus the lease period commenced. The lease period is for 15 years (until 2023), renewable for another five.

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2012 Financial Statements

Future minimum rentals payable under non-cancellable leases without penalization at December 31, 2012 and 2011 are as follows:

Millions of euros	Total	Up to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years
Future minimum rentals 2012	52	5	9	10	28

Future minimum rentals 2011	56	5	9	10	32

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2012 Financial Statements

19.6 Finance revenue

The items composing “Finance revenue” are as follows:

Millions of euros	2012	2011
Dividends from other companies	17	38
Other finance revenue	196	101

Total	213	139

“Other finance revenue” includes the 8 million euros in gains accrued from the equity swap contracts on the share price of Portugal Telecom (48 million euros in 2011).

In 2012, “Other finance revenue” also includes interest relating to the final income tax settlement for 2004 of 115 million euros.

19.7 Finance costs

The breakdown of “Finance costs” is as follows:

Millions of euros	2012	2011
Interest on borrowings from Group companies and associates	2,042	1,872
Finance costs payable to third parties and gains (losses) on interest rates of financial hedges	226	247

Total	2,268	2,119

The breakdown by Group company of debt interest expenses is as follows:

Millions of euros	2012	2011
Telefónica Europe, B.V.	388	373
Telefónica Emisiones, S.A.U.	1,607	1,395
Other companies	47	104

Total	2,042	1,872

Other companies includes financial costs with Telefónica Finanzas, S.A.U. and Telfisa Global, B.V. related to current payables for specific cash needs.

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2012 Financial Statements

19.8 Exchange differences:

The breakdown of exchange losses recognized in the income statement is as follows:

Millions of euros	2012	2011
On current operations	16	3
On loans and borrowings	414	251
On derivatives	927	1,567
On other items	15	16

Total	1,372	1,837

The breakdown of exchange gains recognized in the income statement is as follows:

Millions of euros	2012	2011
On current operations	35	26
On loans and borrowings	173	982
On derivatives	1,073	927
On other items	50	40

Total	1,331	1,975

The change in exchange gains and losses is basically due to the US dollar strengthening against the euro by 1.93% in 2012 (weakening of 3.27% in 2011), and the pound sterling strengthening by 2.35% against the euro (3.05% in 2011).In the opposite way a weakening of 9.98% Brazilian real (8.27% in 2011).These impacts are offset by the hedges contracted to mitigate exchange rate fluctuations.

19.9 Impairment and gains (losses) on disposal of financial instruments

At year end, the values of the investments in Group companies and associates were reviewed based on the calculations of their future discounted cash flows. These reviews lead to a charge to impairment losses amounting to 5,312 million euros. The main impacts included in this figure are detailed in Note 8.2.

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2012 Financial Statements

Note 20. Other information

a) Financial guarantees

At December 31, 2012, Telefónica, S.A. had provided financial guarantees for its subsidiaries and investees to secure their transactions with third parties amounting to 40,812 million euros (41,513 million euros at 2011 year end). These guarantees are measured in the Company’s financial statements as indicated in Note 4.m).

Millions of euros Nominal amounts	2012	2011
Debentures and bonds	37,719	33,819
Other marketable debt securities	827	3,596
Loans and other payables	2,266	4,098

Total	40,812	41,513

The debentures and bonds in circulation at December 31, 2012 issued by Telefónica Emisiones, S.A.U., Telefonica Europe, B.V. and Telefónica Finanzas México, S.A. de C.V. were guaranteed by Telefónica, S.A. The nominal amount guaranteed was equivalent to 37,719 million euros at December 31, 2012 (33,819 million euros at December 31, 2011). During 2012, Telefónica Emisiones, S.A.U. issued debt instruments on capital markets for an equivalent of 5,148 million euros (4,495 million euros in 2011); while Telefónica Emisiones, S.A.U. bonds equivalent to 618 million euros (3,023 million euros in 2011), Telefonica Europe, B.V. bonds of approximately 310 million euros, and Telefónica Finanzas México, S.A. de C.V. bonds of approximately 205 million euros matured.

The main loans and other debts guaranteed by Telefónica, S.A. at December 31, 2012 are: a line of credit entered into with China Development Bank on January 5, 2012 by Telefónica Europe, B.V., the outstanding principal of which at December 31, 2012 was 375 million US dollars (equivalent to 284 million euros); a syndicated loan granted on March 2, 2012 to Telefónica Europe, B.V. by various institutions, the principal of which at December 31, 2012 was equivalent to 801 million euros; and credit facilities obtained by Telefónica Finanzas, S.A. from the European Investment Bank, the outstanding principal of which at December 31, 2012 was equivalent to 766 million euros (824 million euros at December 31, 2011). In 2012, the syndicated loan granted to Telefónica Europe B.V. to acquire shares in O2, plc dated October 31, 2005 was rescheduled, with planned settlement dates of December 14, 2012 (Tranche D) and December 13, 2013 (Tranche E). Payment of approximately 1,300 million pounds sterling of the 2,100 million falling due in December 2012 was extended until December 2015, and 2,100 million pounds sterling falling due in December 2013 until March 2017. The outstanding balance of this syndicated loan at December 31, 2012 was 123 million euros (2,965 million euros at December 31, 2011). During 2012, 54 million euros of the credit facilities of Telefónica Finanzas, S.A.U. were repaid in accordance with their repayment schedules, while Tranche D of the syndicated loan obtained by Telefónica Europe, B.V. on October 31, 2005 fell due, the outstanding balance of which at December 31, 2011 was 2,459 million.

“Other marketable debt securities” includes the guarantee of Telefónica, S.A. relating to the commercial paper issue program of Telefonica Europe, B.V. The outstanding balance of commercial paper in circulation issued through this program at December 31, 2012 was 769 million euros (1,596 million euros at December 31, 2011). This caption also includes the remaining guarantee for preferred shares issued by Telefonica Finance USA, LLC, the redemption value of which amounts to 59 million euros (2,000 million euros at December 31, 2011).

Telefónica, S.A. provides operating guarantees granted by external counterparties, which are offered during its normal commercial activity. At December 31, 2012, these guarantees amounted to approximately 276 million euros.

b) Litigation

Telefónica and its Group companies are party to several lawsuits or proceedings that are currently in progress in the law courts and administrative and arbitration bodies of the various countries in which the Telefónica Group is present.

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2012 Financial Statements

Considering the reports of the Company’s legal advisors regarding these proceedings, it is reasonable to assume that this litigation or cases will not materially affect the financial position or solvency of Telefónica Group, regardless of the outcome.

Among unresolved cases or those underway in 2012 (see Note 17 for details of tax-related cases), the following are of special note:

Contentious proceedings in connection with the merger between Terra Networks, S.A. and Telefónica

On September 26, 2006, Telefónica was notified of the claim filed by former shareholders of Terra Networks, S.A. (Campoaguas, S.L., Panabeni, S.L. and others) alleging breach of contract in respect of the terms and conditions set forth in the Prospectus of the Initial Public Offering of shares of Terra Networks, S.A. dated October 29, 1999. This claim was rejected via a ruling issued on September 21, 2009, and the appellants were charged for the court costs. This ruling was appealed on December 4, 2009. Telefónica opposed this appeal in January 2011. On November 7, 2011, case management directions were issued acknowledging receipt of the case file from the Commercial and Chancery Court and appointing the presiding judge. Since February 14, 2013, when the appeal was reviewed and ruled on, the Company is awaiting notification. It believes the ruling to be in favor of Telefónica’s interests.

Appeal against the European Commission ruling of July 4, 2007 against Telefónica de España’s broadband pricing policy.

On July 9, 2007, Telefónica was notified of the decision issued by the European Commission (“EC”) imposing a fine on Telefónica and Telefónica de España, S.A.U. of approximately 152 million euros for breach of the former article 82 of EC Treaty rules by charging unfair prices between whole and retail broadband access services. The ruling charged Telefónica with applying a margin squeeze between the prices it charged competitors to provide regional and national wholesale broadband services and its retail broadband prices using ADSL technology between September 2001 and December 2006.

On September 10, 2007, Telefónica and Telefónica de España, S.A.U. filed an appeal to overturn the decision before the General Court of the European Union. The Kingdom of Spain, as an interested party, also lodged an appeal to overturn the decision. Meanwhile, France Telecom and the Spanish Association of Bank Users (AUSBANC) filed requests to intervene, which the General Court admitted.

A hearing was held on May 23, 2011, at which Telefónica presented its case. On March 29, 2012 the General Court rules against the appeal by Telefónica and Telefónica de España, confirming the sanction imposed by the Commission. On June 13, 2012 an appeal against said ruling was lodged with the European Union Court of Justice.

In October 2007, Telefónica, S.A. presented a guarantee for an indefinite period of time to secure the principal and interest.

Case before the Directorate General for Competition of the European Commission – Telefónica / Portugal Telecom

On January 19, 2011, the European Commission initiated formal proceedings to investigate whether Telefónica, S.A. (“Telefónica”) and Portugal Telecom, SGPS, S.A. (Portugal Telecom) had infringed on European Union anti-trust laws with respect to a clause contained in the agreement regarding the sale of Portugal Telecom’s ownership interest in Brasilcel, N.V., a joint venture in which both are venturers and owner of Brazilian company Vivo.

On January 23, 2012, the European Commission passed a ruling and imposed a fine on Telefónica, S.A. of 67 million euros, ruling that that Telefónica and Portugal Telecom committed an infraction as stipulated in Article 101 of the Treaty on the Functioning of the European Union (“TFEU”) having entered into the agreement set forth in Clause Nine of the aforementioned sales agreement.

Telefónica intends file an appeal for annulment of this ruling with the European Union General Court. The deadline for filing the appeal is April 9, 2013

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2012 Financial Statements

c) Commitments

Atento

As a result of Telefónica’s agreement to sell Atento announced on October 12, 2012 and ratified on December 12, 2012, both companies signed a Master Service Agreement regulating Atento’s relationship with the Telefónica Group as a service provider for a period of nine years.

This agreement establishes Atento as Telefónica’s preferred Contact Centre and Customer Relationship Management (CRM) service provider, stipulating annual commitments in terms of turnover which fluctuate in line with inflation and deflation that vary from country to country, pursuant to the current volume of services Atento has been providing to the entire Group.

Failure to meet the annual turnover commitments could result in compensation, which would be calculated based on the difference between the actual amount of turnover and the predetermined commitment, applying a percentage based on the Contract Centre’s business margin to the final calculation.

Lastly, the Master Agreement sets forth a reciprocal arrangement, whereby Atento assumes similar commitments to outsource its telecommunications services to Telefónica.

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d) Directors’ and senior executives’ compensations and other benefits

Board of Directors’ compensation

The compensation of Telefónica members of the Board of Directors is governed by Article 28 of the Bylaws, which states that the compensation amount that the Company may pay to all of its Directors as remuneration and attendance fees shall be fixed by the shareholders at the General Shareholders’ Meeting. The Board of Directors shall determine the exact amount to be paid within such limit and the distribution thereof among the directors. This compensation, as laid down in said article of the Bylaws, is compatible with other professional or employment compensation accruing to the Directors by reason of any executive or advisory duties that they perform for the Company, other than the supervision and collective decision-making duties inherent in their capacity as Directors.

Accordingly, the shareholders, at the Annual General Shareholders Meeting held on April 11, 2003, set the maximum gross annual amount to be paid to the Board of Directors at 6 million euros, including a fixed payment and fees for attending meetings of the Board of Director’s Advisory or Control Committees. Total compensation paid to Telefónica’s Directors for discharging their duties in 2012 amounted to 4,001,151 euros in fixed compensation and attendance fees.

The compensation of Telefónica, S.A. directors in their capacity as members of the Board of Directors, the Executive Commission and/or the Advisory and Control Committees consists of a fixed amount payable monthly, and fees for attending the meetings of the Board’s Advisory or Control Committees. Executive Directors other than the Chairman do not receive any amounts for their directorships, but only the corresponding amounts for discharging their executive duties as stipulated in their respective contracts.

It is hereby stated that the Company’s Board of Directors, at its meeting of July 25, 2012, agreed a 20% reduction of the amounts that the Board members receive for discharging their duties.

The tables below presents the fixed amounts established in 2012 for membership to Telefónica Board of Directors, Executive Commission and Advisory or Control Committees and the attendance fees of the Advisory or Control Committees.

Compensation of members of the Board of Directors and Board Committees

The amounts shown below are expressed in annual terms applicable up to the 20% reduction agreed by the Board of Directors on July 25, 2012.

Figures in euros Post	Board of Directors	Executive Commission	Advisory or Control Committees (*)
Chairman	300,000	100,000	28,000
Vice Chairman	250,000	100,000	—
Board member:
Executive	—	—	—
Proprietary	150,000	100,000	14,000
Independent	150,000	100,000	14,000
Other external	150,000	100,000	14,000

(*)	In addition, the amounts paid for attendance at each of the Advisory or Control Committee’s meetings is 1,250 euros.

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2012 Financial Statements

Current compensation of members of the Board of Directors and Board Committees

The amounts shown below are expressed in annual terms applicable from the 20% reduction agreed by the Board of Directors on July 25, 2012 and effective for payments for the period between July 1, and December 31, 2012.

Amounts in euros Position	Board of Directors	Executive Committee	Advisory or Control Committees (*)
Chairman	240,000	80,000	22,400
Vice Chairman	200,000	80,000	—
Board member:
Executive	—	—	—
Proprietary	120,000	80,000	11,200
Independent	120,000	80,000	11,200
Other external	120,000	80,000	11,200

(*)	In addition, the amounts paid for attendance to each of the Advisory or Control Committee’s meetings is 1,000 euros.

Individual breakdown

The following table presents the individual breakdown by item of the compensation and benefits paid by Telefónica, S.A. to member of the Company’s Board of Directors in 2012:

Euros Director	Wage/ Compensation[1]	Fixed Payment Board Committees[2]	Attendance fees[3]	Short-term Variable Compensation[4]	Other items[5]	TOTAL 2012
Executive
Mr. César Alierta Izuel	2,500,800	90,000	—	3,493,433	264,899	6,349,132
Mr. José María Álvarez-Pallete López	1,474,284	—	—	1,042,088	93,338	2,609,710
Ms. Eva Castillo Sanz	461,670	29,400	19,000	—	7,684	517,754
Mr. Santiago Fernández Valbuena	—	—	—	—	—	—
Proprietary
Mr. Isidro Fainé Casas	225,000	90,000	—	—	11,500	326,500
Mr. José María Abril Pérez	225,000	115,200	12,750	—	—	352,950
Mr. Antonio Massanell Lavilla	135,000	63,000	26,000	—	11,250	235,250
Mr. Ignacio Moreno Martínez	135,000	—	—	—	—	135,000
Mr. Chang Xiaobing	135,000	—	—	—	—	135,000
Independent
Mr. David Arculus	105,000	19,600	4,500	—	—	129,100
Mr. Carlos Colomer Casellas	135,000	140,400	24,750	—	21,250	321,400
Mr. Peter Erskine	135,000	140,400	33,000	—	3,750	312,150
Mr. Alfonso Ferrari Herrero	135,000	190,800	50,750	—	21,500	398,050
Mr. Luiz Fernando Furlán	135,000	12,600	1,000	—	—	148,600
Mr. Gonzalo Hinojosa Fernández de Angulo	135,000	178,200	45,250	—	22,750	381,200
Mr. Pablo Isla Álvarez de Tejera	135,000	63,000	13,750	—	—	211,750
Mr. Francisco Javier de Paz Mancho	135,000	140,400	12,500	—	10,000	297,900
Other external
Mr. Julio Linares López	1,688,216	—	—	5,966,275	25,159,663	32,814,154
Mr. Fernando de Almansa Moreno-Barreda	135,000	50,400	19,500	—	9,000	213,900

1	Wage: Cash compensation with a predefined payment frequency, accruable or not over time and payable by the Company contractually, irrespective of effective attendance by the Director of Telefónica, S.A. to Telefónica, S.A. Board Meetings. Includes non-variable remuneration accrued, as appropriate, by the Director for discharging any related executive duties.
2	Fixed Payment Board Committees: Amount of items other than attendance to meetings payable to Directors for membership to the Executive Committee or Advisory or Control Committees of Telefónica, S.A., irrespective of effective attendance to meetings of said Committees.
3	Attendance fees: Amounts payable for attendance to meetings of the Advisory or Control Committees of Telefónica, S.A.

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4	Short-term variable compensation: Variable amount linked to the performance or achievement of individual or group objectives (quantitative or qualitative) and commensurate with other compensation or any other reference in euros for a period of up to a year. For Mr. Julio Linares López, includes the amount of two annual payments (2011-2012).
5	Other items: Includes, inter alia ,(i) 24,748,696 euros in compensation paid to Mr. Julio Linares López on stepping down from his executive duties; and (ii) other amounts paid for membership of the various Regional Advisory Committees in Spain, and the Telefónica Corporate University Advisory Council.

With respect to the information contained in the preceding table, the following is noted: (i) On December 31, 2012, five years after he stopped performing executive duties in the Telefónica Group (as an employee and director), Mr. Peter Erskine was reclassified from “Other external” to “Independent;” (ii) on September 17, 2012, Mr. Julio Linares López resigned from his post as the Company’s CCO of Telefónica, S.A. and his executive duties in the Telefónica Group and therefore being reclassified from “Executive” Director to “Other external” (iii) on September 17, 2012, Ms. Eva Castillo Sanz was appointed as Chairwoman of Telefónica Europe, and therefore changed from being an “Independent” director to an “Executive” director, showing in the table the compensation as Chairwoman of Telefónica Europa from October 2012; (iv) on September 17, 2012, Mr. Santiago Fernández Valbuena was appointed Director of the Company as an “Executive” Director, with the compensation paid for his position Chairman of Telefónica Latinoamérica from October 2012 shown in the table “Other amounts received from other Group Companies”. The compensation paid to him as an Executive Director for his position as Chairman of Telefónica Latinoamérica from January to October 2012 is included under “Senior executives’ compensation;” and (v) on September 17, 2012, Mr. David Arculus stepped down as Director of the Company, with amount in the table showing the compensation paid to him until October 2012.

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2012 Financial Statements

In addition, to detail the amounts included in the preceding table, the following table presents the specific compensation paid to Directors of Telefónica for membership of the various Advisory or Control Committees in 2012, including both fixed payments and attendance fees:

Amounts in euros Directors	Audit and Control	Nomination, Compensation and Corporate Governance	Human Resources, Reputation and Corporate Responsibility	Regulation	Service Quality and Customer Service	International Affairs	Innovation	Strategy	TOTAL 2012
Mr. César Alierta Izuel	—	—	—	—	—	—	—	—	—
Mr. Isidro Fainé Casas	—	—	—	—	—	—	—	—	—
Mr. Julio Linares López	—	—	—	—	—	—	—	—	—
Mr. José María Abril Pérez	—	—	—	—	—	14,850	23,100	—	37,950
Mr. José María Álvarez-Pallete López	—	—	—	—	—	—	—	—	—
Mr. José Fernando de Almansa Moreno-Barreda	—	—	—	17,100	—	28,450	—	24,350	69,900
Mr. David Arculus	—	—	—	13,300	—	10,800	—	—	24,100
Ms. Eva Castillo Sanz	—	—	—	13,300	14,550	—	—	20,550	48,400
Mr. Carlos Colomer Casellas	—	19,850	—	—	17,350	—	37,950	—	75,150
Mr. Peter Erskine	—	23,100	—	—	—	—	23,350	36,950	83,400
Mr. Santiago Fernández Valbuena	—	—	—	—	—	—	—	—	—
Mr. Alfonso Ferrari Herrero	23,100	36,700	17,350	17,100	18,350	14,600	—	24,350	151,550
Mr. Luiz Fernando Furlán	—	—	—	—	—	13,600	—	—	13,600
Mr. Gonzalo Hinojosa Fernández de Angulo	35,700	24,100	17,350	—	17,100	14,850	—	24,350	133,450
Mr. Pablo Isla Álvarez de Tejera	—	21,850	12,600	29,700	12,600	—	—	—	76,750
Mr. Antonio Massanell Lavilla	19,850	—	14,850	—	30,950	—	23,350	—	89,000
Mr. Ignacio Moreno Martínez	—	—	—	—	—	—	—	—	—
Mr. Francisco Javier de Paz Mancho	—	—	29,950	17,100	—	15,850	—	—	62,900
Mr. Chang Xiaobing	—	—	—	—	—	—	—	—	—

TOTAL	78,650	125,600	92,100	107,600	110,900	113,000	107,750	130,550	866,150

On the other hand, the following table presents a breakdown of the amounts received from other Telefónica Group companies other than Telefónica, S.A., by Company’s Directors for discharging executive duties or for membership of the companies’ governing bodies and/or Advisory Boards of such companies:

Euros Director	Wage/compensation[1]	Attendance fees[2]	Short-term variable compensation[3]	Other items[4]	TOTAL
Executive
Ms. Eva Castillo Sanz	48,034	—	—	136,500	184,534
Mr. Santiago Fernández Valbuena	361,143	—	—	48,605	409,748
Independent
Mr. David Arculus	—	—	—	63,565	63,565
Mr. Peter Erskine	—	—	—	84,754	84,754
Mr. Alfonso Ferrari Herrero	100,950	—	—	175,500	276,450
Mr. Luiz Fernando Furlán	105,991	—	—	175,500	281,491
Mr. Gonzalo Hinojosa Fernández de Angulo	17,322	—	—	—	17,322
Mr. Francisco Javier de Paz Mancho	658,688	—	—	175,500	834,188
Other external
Mr. Fernando de Almansa Moreno-Barreda	216,293	—	—	175,500	391,793

1	Wage: Cash compensation with a predefined payment frequency, whether or not consolidable over time, and payable by Group companies in consideration of the mere fact of employment by them, regardless of the Director’s attendance to Board meetings or analogous of the Telefónica Group entity in question. Also includes non-variable remuneration accrued, as appropriate, by the Director for discharging executive duties.

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2012 Financial Statements

2	Attendance fees: Amounts payable for attendance to meetings of the Board of Directors or similar bodies of any Telefónica Group company.
3	Short-term variable compensation: Variable amount linked to the performance or achievement of individual or group objectives (quantitative or qualitative) and commensurate with other compensation or any other reference in euros for a period of up to a year.
4	Other items: Includes, inter alia, amounts paid for membership of Regional Advisory Committees.

With respect to employee benefits, the following table presents a breakdown of contributions made in 2012 to both long-term savings schemes (including retirement and any other survival benefit) financed fully or partially by the Company for Telefónica Directors, for discharging executive duties, along with any other compensation in kind received by the Director during the year:

Euros Director (Executive)	Contributions to pension plans	Contribution to the Pension Plan for Senior Executives[2]	Compensation in kind[3]
Mr. Cesar Alierta Izuel	8,402	1,014,791	45,917
Mr. Julio Linares López	9,468	474,895	39,141
Mr. José María Álvarez-Pallete López	7,574	414,716	12,765
Ms. Eva Castillo Sanz	8,402	98,443	1,617
Mr. Santiago Fernández Valbuena[1]	—	110,112	6,564

1	The contribution to the Pension Plan was made when Mr. Fernández Valbuena was not an Executive Director and is therefore shown under “Senior Executives Compensation.” The amount was 8,402 euros.
2	Contributions to the Pension Plan for Executives set up in 2006, funded exclusively by the Company to complement the existing Company’s general Pension Plan. It entails defined contributions equivalent to a certain percentage of the Directors’ fixed remuneration in accordance with their professional category within the Telefónica Group’s organization.
3	“Compensation in kind” includes life and other insurance premiums (e.g. general medical and dental insurance).

Regarding share-based payment plans (those exclusively for Executive Directors), there were two long-term variable compensation plans in place in 2012:

(i)	The “Performance Share Plan” (“PSP”) approved at the General Shareholders’ Meeting of June 21, 2006, whose fifth and final phase began in 2010 and will conclude in July 2013. The shares assigned were as follows: 170,897 shares to Mr. César Alierta Izuel, 128,173 shares to Mr. Julio Linares López, 77,680 shares to Mr. José María Álvarez-Pallete López and 77,680 shares to Mr. Santiago Fernández Valbuena. Delivery of the shares assigned are subject in all cases to meeting the target “Total Shareholder Return” (“TSR”) and the other requirements of the Plan.

Also, it is hereby stated that regarding the fourth phase of this Plan (2009-2012), the general terms for the delivery of shares were not met. Therefore, no shares were delivered to Executive Directors.

(ii)	The so-called “Performance & Investment Plan” (“PIP”) approved at the General Shareholders’ Meeting of May 18, 2011 whose first phase began in 2011 and will end in July 2014, and the second phase began in 2012 and will end in July 2015. It is hereby stated that the number of shares assigned and the maximum possible number of shares to be received by the Directors of Telefónica for discharging executive duties in each phase, if the co-investment requirement established in the Plan and the maximum target TSR established for each phase are met, are as follows:

First phase / 2011-2014

Name	Theoretical shares assigned	Maximum number of shares *
Mr. César Alierta Izuel	249,917	390,496
Mr. Julio Linares López	149,950	234,298
Mr. José María Álvarez-Pallete López	79,519	124,249
Mr. Santiago Fernández Valbuena	79,519	124,249

*	Maximum possible number of shares to be received if the co-investment requirement and maximum target TSR are met.

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2012 Financial Statements

Second phase / 2012-2015

Name	Theoretical shares assigned	Maximum number of shares *
Mr. César Alierta Izuel	324,417	506,901
Mr. Julio Linares López (1)	13,878	21,685
Mr. José María Álvarez-Pallete López	188,131	293,955
Ms. Eva Castillo Sanz	95,864	149,787
Mr. Santiago Fernández Valbuena	103,223	161,287

(1)	The number of shares assigned to Mr. Linares was calculated in proportion to the time he discharged executive duties as Chief Operating Officer –COO- (from July 1, 2012 to September 17, 2012) during the second phase of the Plan.
*	Maximum possible number of shares to be received if the “co-investment” requirement and maximum target TSR are met.

In addition, to reinforce Telefónica’s status as a global employer, with a common remuneration culture throughout the Company, to encourage all Group employees to take an equity interest, and to motivate employees and boost their loyalty, at the Company’s General Shareholders’ Meeting of June 23, 2009, shareholders approved the introduction of a Telefónica, S.A. share incentive plan, the “Global Employee Share Plan” (“GESP”) for all employees of the Group worldwide (including executives and Executives Directors).

Under this plan, employees that meet the qualifying requirements are offered the possibility of acquiring Telefónica, S.A. shares, for a period of up to 12 months (the acquisition period), with this company assuming the obligation of giving participants a certain number of shares free of charge. The maximum sum each employee can assign to this plan is 1,200 euros, while the minimum is 300 euros. Employees who remain at the Telefónica Group and retain their shares for an additional year after the acquisition period (the consolidation period) will be entitled to receive one free share per share acquired and retained until the end of the consolidation period.

During the first phase of this Plan (2010-2011), Directors participating, as they discharged executive duties in the Group, acquired a total of 604 shares (including free shares received under the general terms and conditions of the Plan).

For the second phase of the Plan (2012-2013), approved at the General Shareholders’ Meeting of May 18, 2011, the Executive Directors that decides to take part contributing the maximum (i.e. 100 euros a month, over 12 months), at the date of finalization of these consolidated financial statements, had acquired, under this Plan, a total of 84 shares, entitling them to receive an equivalent number of free shares provided, inter alia, that they hold the share acquired throughout the consolidation period.

It should be noted that the external Directors do not receive and did not receive in 2012 any compensation in the form of pensions or life insurance, nor do they participate in the share-based payment plans linked to Telefónica’s share price.

In addition, the Company does not grant and did not grant in 2012 any advances, loans or credits to the Directors, or to its top executives, thus complying with the requirements of the U.S.A. Sarbanes-Oxley Act, which is applicable to Telefónica as a listed company in that market.

Senior executives’ compensation

Meanwhile, the Executives considered as Senior Executives(1) of the Company in 2012, excluding those that are also members of the Board of Directors, received a total, in 2012, of 24,321,976 euros. It is hereby stated that this amount includes, inter alia, 10,893,244 euros corresponding to the amounts received by Mr. Luis Abril Pérez and Mr. Calixto Rios Pérez in termination benefits, as a result of termination of their employment relationship with the Telefónica Group.

In addition, the contributions by the Telefónica Group in 2012 with respect to the Pension Plan described in Note on “Revenue and Expenses” for these Executives amounted to 1,392,798 euros. Contribution to the Pension Plan amounted to 48,730 euros and compensation in kind including life and other insurance premiums (e.g. general medical and dental insurance) to 93,460 euros.

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2012 Financial Statements

Meanwhile, a total of 297,141 shares corresponding to the fifth phase (2010-2013) of the above mentioned “Performance Share Plan” (“PSP”) were assigned to the Executives considered as Senior Executives of the Company. Also, it is hereby stated that regarding the fourth phase of this Plan (2009-2012), the general terms for the delivery of shares were not met. Therefore, no shares were delivered to the Executives.

Regarding the above mentioned “Performance and Investment Plan” (“PIP”) approved at the General Shareholders’ Meeting of May 18, 2011, a total of 422,344 shares were assigned to the Executives considered Senior Executives of the Company in the first phase (2011-2014) and 623,589 shares in the second phase (2012-2015).

Finally, regarding the first phase of the “Global Employee Share Plan” (“GESP”) (2010-2011), Executives participating acquired a total of 872 shares (including free shares received under the general terms and conditions of the Plan).

Regarding the second phase of the Plan (2012-2013), approved at the General Shareholders’ Meeting of May 18, 2011, the Executives taking part and contributing the maximum (i.e. 100 euros a month, over 12 months), at the date of finalization of these consolidated financial statements, had acquired, under this Plan, a total of 110 shares, entitling this Executives to receive an equivalent number of shares free provided, inter alia, that they hold the share acquired throughout the consolidation period established in the Plan.

(1)	For these purposes, Senior Executives are understood to be individuals who perform senior management functions reporting directly to the management bodies, or their executive committees or CEOs, including the person in charge of the internal audit.

e) Detail of equity investments, positions held and duties performed in companies engaging in an activity that is similar or complementary to that of the Company

Pursuant to Section 229 of the consolidated Corporate Enterprises Act, introduced by Royal Legislative Decree 1/2010 of July 2, details are given below of (i) the direct and indirect interests held by members of the Board of Directors of Telefónica, S.A., and by persons related thereto as set out in Section 231 of the consolidated Corporate Enterprises Act and (ii) the positions or duties carried out by those individuals, both of the foregoing in respect to companies with the same, analogous, or similar corporate purpose as that of Telefónica, S.A.

Name	Activity performed	Company	Position or functions	Stake (%) (*)
Mr. Isidro Fainé Casas	Telecommunications	Abertis Infraestructuras, S.A.	Vice Chairman	< 0.01%
Mr. Isidro Fainé Casas	Telecommunications	Telecom Italia, S.p.A.	—	< 0.01%

(*)	Shareholding of less than 0.01% of share capital indicated by “<0.01%”.

Information on Board member Chang Xiaobing, Executive Chairman of China Unicom (Hong Kong) Limited, is not included in this section given that:

•	In accordance with Article 26 bis of the Company’s Bylaws, whereby “(...) the following shall not be deemed to be in a situation of effective competition with the Company, even if they have the same or a similar or complementary corporate purpose: (...) companies with which Telefónica, S.A. maintains a strategic alliance”, Mr. Xiaobing’s interests are not in conflict with those of Telefónica, S.A.

•	Mr. Xiaobing holds no stakes in the capital of the companies in which he is a Board member (Section 229 of the Corporate Enterprises Act).

In addition, for information purposes, details are provided below on the positions or duties performed by members of the Board of Directors of Telefónica, S.A. in those companies whose activity is identical, similar or complementary to the corporate purpose of the Company, of any Telefónica Group company, or of any company in which Telefónica, S.A. or any of its Group companies holds a significant interest whereby it is entitled to board representation in those companies or in Telefónica, S.A.

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2012 Financial Statements

Name	Company	Position or functions
Mr. César Alierta Izuel	Telecom Italia, S.p.A.	Director
	China Unicom (Hong Kong) Limited	Director

Mr. Julio Linares López	Telecom Italia, S.p.A.	Director

Mr. Alfonso Ferrari Herrero	Telefónica Chile, S.A.	Acting Director
	Telefónica del Perú, S.A.A.	Director

Mr. Francisco Javier de Paz Mancho	Telefónica Brasil, S.A.	Director
	Telefónica de Argentina, S.A.	Director

Mr. José Fernando de Almansa Moreno-Barreda	Telefónica Brasil, S.A.	Director
	Telefónica Móviles México, S.A. de C.V.	Director

Mr. Gonzalo Hinojosa Fernández de Angulo	Telefónica del Perú, S.A.A.	Director

Mr. Luiz Fernando Furlán	Telefónica Brasil, S.A.	Director

Ms. María Eva Castillo Sanz	Telefónica Czech Republic, a.s.	Chairwoman of Supervisory Board
	Telefónica Europe, Plc.	Chairman
	Telefónica Deutschland Holding, A.G.	Chairman of Supervisory Board

Mr. Santiago Fernández Valbuena	Telefónica Internacional, S.A.	Chairman
	Telefónica América, S.A.	Chairman
	Telefónica Brasil, S.A.	Vice Chairman
	Telefónica Móviles México, S.A. de C.V.	Vice Chairman
	Colombia Telecomunicaciones, S.A., E.S.P.	Director
	Telefónica Chile, S.A.	Acting Director
	Telefónica Capital, S.A.	Sole Director

Mr. Chang Xiaobing	China United Network Communications Group Company Limited	Chairman
	China United Network Communications Corporation Limited	Chairman
	China Unicom (Hong Kong) Limited	Executive Chairman
	China United Network Communication Limited	Chairman

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2012 Financial Statements

f) Related-party transactions

Significant shareholders

The main transactions between Telefónica, S.A. and its significant shareholders – always concluded at arm’s length – are as follows: The figures refer to Banco Bilbao Vizcaya Argentaria, S.A. (BBVA) and subsidiaries pertaining to its consolidated group and Caja de Ahorros y Pensiones de Barcelona, (La Caixa) and subsidiaries pertaining to its consolidated group:

Millions of euros
2012	BBVA	Caixa
Financial expenses	5	5
Receipt of services	28	25

Total expenses	33	30

Financial revenues	4	2
Dividends received	16	—

Total revenues	20	2

Financing transactions	449	385
Guarantees granted	—	10
Time deposits	622	618
Dividends distributed	286	135
Derivatives	12,905	2,661

Millions of euros
2011	BBVA	Caixa
Financial expenses	6	8
Receipt of services	2	1

Total expenses	8	9

Financial revenues	3	3
Dividends received	9	—

Total revenues	12	3

Financing transactions	232	355
Guarantees granted	1	—
Time deposits	277	298
Dividends distributed	514	366
Derivatives	23,275	800

Dividends received from BBVA relate to the interest Telefónica, S.A. holds in this company, as disclosed in Note 9.

Group companies

Telefónica, S.A. is a holding company for various investments in companies in Latin, Spain and the rest of Europe which do business in the telecommunications, media and entertainment sectors.

The balances and transactions between the Company and these subsidiaries at December 31, 2012 and 2011 are detailed in the notes to these individual financial statements.

Directors and senior executives

During the financial year to which these accompanying annual financial statements refer, the Directors and senior executives did not perform any transactions with Telefónica or any Telefónica Group company other than those in the Group’s normal trading activity and business.

Compensation and other benefits paid to members of the Board of Directors and senior executives, as well as the detail of the equity interests and positions held and duties performed in companies engaging in an activity that is identical, similar or complementary to that of the Company are detailed in Note 20.d and e) to these financial statements.

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Cuentas Anuales 2012

g) Auditors’ fees

The fees paid in 2012 and 2011 to the various member firms of the Ernst & Young international organization, to which Ernst & Young, S.L. (the auditors of Telefónica, S.A. in 2012 and 2011) belongs, amounted to 3.15 million euros and 4.34 million euros, respectively, broken down as follows.

Millions of euros	2012	2011
Audit services	2.53	4.03
Audit-related services	0.62	0.31

Total	3.15	4.34

Ernst &Young, S.L. has not provided the Company with tax advice or other services except as disclosed above.

h) Environmental matters

As head of the Telefónica Group, Telefónica, S.A. engages in environmental management activities and projects in line with its environmental strategy. In 2012 and 2011, expenditure and investment for non-material amounts were recognized in the income statement and balance sheet, respectively.

The Group has launched various projects aimed at improving current systems to reduce the environmental impact of its existing installations, with project costs being added to the cost of the installation to which the project relates.

In addition, in line with its commitment to the environment, the Group announced the creation of a Climate Change Office to provide a framework for strategic and R&D and innovation projects in the quest for energy efficient solutions. This initiative entails the launch and implementation of solutions in each area that contribute to optimizing the Company’s processes (operations, suppliers, employees, customers and society).

•	In the area of operations, the main objective is to develop and implement projects that will allow for more efficient networks and systems by reducing and optimizing energy consumption.

•	In the area of suppliers, active efforts are underway to include energy efficiency criteria in the purchasing process for all product lines in the Telefónica value chain.

•	In the area of employees, the aim is to foster among the Company’s employees a culture of respect and awareness regarding the environment and energy saving.

•	In the area of customers, work is being carried out to better leverage ICTs (information and communication technologies) and increase energy efficiency with the objective of reducing carbon emissions.

•	And finally, in the area of society, the objective is to promote change in citizens’ behavior through Telefónica’s actions.

The Company has also rolled out internal control mechanisms sufficient to pre-empt any environmental liabilities that may arise in future, which are assessed at regular intervals either by Telefónica staff or renowned third-party institutions. No significant risks have been identified in these assessments.

i) Trade and other guarantees

The Company is required to issue trade guarantees and deposits for concession and spectrum tender bids and in the ordinary course of its business. No significant additional liabilities in the accompanying financial statements are expected to arise from guarantees and deposits issued (see Note 16.b).

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j) Contribution of business unit to Telefónica Digital España, S.L. (formerly Terra Networks Asociadas, S.L.)

On December 14, 2011, the Board of Directors of Telefónica, S.A. authorized the contribution of the digital business unit to Telefónica Digital España, S.L., including assets, accounts receivable and accounts payable, and staff dedicated to that business. The contribution was finally completed on April 1, 2012.

k) Disclosures pursuant to Law 16/2012 on revaluation of fixed assets

At the date of preparing these annual accounts, the Company is analyzing the need to revaluate its fixed assets pursuant to law 16/2012, of December 27, 2012. On concluding this analysis, the decision will be submitted for approval at the General Shareholders’ Meeting to enable shareholders to ratify the decision. If the revaluationt is approved, any accounting effects will be recognized with effect from January 1, 2013.

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2012 Financial Statements

Note 21. Cash flow analysis

Cash flows from/(used in) operating activities

The loss before tax in 2012 amounted to 2,205 million euros (see the income statement), adjusted by items recognized in the income statement that did not require an inflow or outflow of cash in the year.

These adjustments relate mainly to:

•	Impairments to investments in Group companies, associates and other investments of 5,312 million euros (impairment in 2011 of 1,606 million euros).

•	Declared dividends as income in 2012 for 4,852 million euros (6,967 million euros in 2011), interest accrued on loans granted to subsidiaries of 275 million euros in both years and a net financial expense of 2,126 million euros (2,314 million euros in 2011), adjusted initially to include only movements related to cash inflows or outflows during the year under “Other cash flows from operating activities.”

“Other cash flows from operating activities” amounted to 1,832 million euros (6,305 million euros in 2011). The main items included are:

a)	Net interest paid:

Payments of net interest and other financial expenses amounted to 2,007 million euros (1,405 million euros in 2011), including:

•	Net payments to external credit entities of 190 million euros (130 million euros in 2011), and

•	Interest and hedges paid to Group companies of 1,817 million euros (1,535 million euros in 2011). The main payments in 2012 were to Telefónica Emisiones, S.A.U., for 1,450 million euros, and to Telefónica Europe, B.V., for 404 million euros.

b)	Dividends received:

The main receipts relate to:

Millions of euros	2012	2011
Telefónica de España, S.A.U.	221	2,430
Telefónica Móviles España, S.A.U.	1,435	1,980
Telefónica Europe, plc.	574	715
Telefónica Czech Republic, a.s.	212	360
Vivo participaçoes	—	517
Telefónica Brasil, S.A. (Telesp)	347	151
Grupo Telefónica Móviles Argentina	112	179
Sao Paulo Telecommunicaçoes	51	170
Otros cobros de dividendos	385	571

Total	3,337	7,073

In addition to the dividends recognized as income in 2012 (see Note 19.1) and collected in the same period, this caption also includes dividends from 2011 collected in 2012.

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c)	Income tax collected: Telefónica, S.A. is the parent of its consolidated Tax Group (see Note 17) and therefore it is liable for filing income tax with the Spanish Treasury. It subsequently informs companies included in the Tax Group of the amounts payable by them. Payments of totaling 247 million euros were made in 2012, as disclosed in Note 17 (no payments on account were made in 2011). In this regard, the main amounts passed on to subsidiaries of the tax group were as follows:

•	Telefónica Móviles España, S.A.U.: rebilling of 360 million euros, corresponding to: 262 million euros for the 2011 income tax settlement and 98 million in payments of account of 2012 income tax. In 2011, rebilling amounted to 235 million euros for payments on account of 2010 income tax.

•	Telefónica de España, S.A.U.: rebilling of 573 million euros, corresponding to: 382 million euros for the 2011 income tax settlement, 25 million euros for the 2005 to 2007 tax settlements, and 166 million in payments of account of 2012 income tax. In 2011, rebilling amounted to 369 million euros for payments on account of 2010 income tax.

Cash flows from/(used in) investing activities

“Payments on investments” under “Cash flows from/(used in) investing activities” included a total payment of 6,779 million euros (3,554 million euros in 2011). The main transactions to which these payments refer are as follows:

•	Capital increases: The main disbursements are 1,081 million euros to Telfin Ireland, Ltd, 703 million euros to Telefónica Global, B.V., and 405 million euros to Inversiones Móviles Holding, S.A.(Chile), among others. These cash flows are disclosed fully in Note 8.1.a.

•	Buyback from shareholders of preference shares of Telefónica Finance, LLC, accepted in exchange for its interests as disclosed in Note 11.1.a) amounting to 1,941 million euros. This payment is offset by the amount received from the issue of new debentures (included as cash flows from financing activities) of 1,164 million euros, and the outflow of treasury shares recognized as payments for equity instruments of 776 million euros.

•	Buyback of debentures and bonds issued by Telefónica Emisiones, S.A.U. and Telefónica Europe, B.V. totaling 458 million euros.

•	638 million euro loan awarded and paid out in 2012 to Telefónica Móviles España, S.A.U. described in Note 8.5.

•	Increase in financing to Telco, S.p.A. subsequent to the refinancing agreement described in Note 8.5.

This caption also includes payments in respect of share options, etc.

Proceeds from disposals totaling 8,151 million euros in 2012 (2,319 million euros in 2011) includes:

•	Repayments of loans granted by Telefónica, S.A. to subsidiaries, the most significant amounts of which in 2012 were received from Telefónica de España, S.A.U. (681 million euros).

•	Repayment of contributions through share capital reductions or share premiums by subsidiaries in 2012: 5,729 million euros from O2 Europe, Ltd, 731 million euros from Telefónica de España, S.A.U., 652 million euros from Inversiones Móviles Holding, S.A. (Chile), 144 million euros from Telefónica Czech Republic, a.s., primarily. All repayments of funds are recognized under “Disposals” and “Dividends” in the “Financial investments in Group companies and associates” table in Note 8.1 b).

In 2011, “Proceeds from disposals” primarily included repayment of loans granted by the Company to subsidiaries, the most significant amounts of which were received from Telefónica de España, S.A.U. (681 million euros), Telefónica Internacional, S.A.U. (700 million euros), and Inversiones Telefónica Móviles Holding (Chile) (50 million euros).

Cash flows from/(used in) financing activities

This caption includes the following items:

i.	Payments for equity instruments of 590 million euros (377 million euros in 2011), relating to the net amount of treasury shares acquired in 2012 (Note 11).

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2012 Financial Statements

ii.	Proceeds from financial liabilities:

a)	Debt issues: The main collections comprising this heading are as follows:

Millions of euros	2012	2011
€8bn syndicated loan	915	2,000
Bilateral credit (Note 14.2)	200	—
EKN credit facility (Note 14.2)	200	267
Telefónica Emisiones, S.A.U. (Note 15)	5,148	4,387
Telefónica Europe, B.V. (Note 15)	2,604	—
Preferred shares TFinance (Note 14)	1,165	—
Telfisa Global, B.V. financing (Note 15)	—	742
Commercial paper (Note 13)	244	—
Other collections	489	137

Total	10,964	7,553

b)	Prepayments and redemption of debt: The main payments comprising this heading are as follows:

Millions of euros	2012	2011
Cesky syndicate loan (Note 14.2)	—	300
€8bn syndicated loan	915	—
Telefónica Europe, B.V.	4,508	15
Telefónica Finanzas, S.A.U.	1,544	1,262
Telefónica Emisiones, S.A.U. (Note 15)	620	2,954
Telfisa Global, B.V. financing (Note 15)	510	—
Promissory note program (Note 13)	—	255
Net movement in floating-rate credit facilities	423	—
Other payments	681	335

Total	9,201	5,121

915 million euros of the 8,000 million euros syndicated loan was repaid during the year. Subsequently a new drawdown on this loan was made for the same amount, and therefore the amount drawn down at both the beginning and end of the year is 8,000 million euros. Both movements are shown as issuance and repayment of debt in the accompanying tables and have no impact on the balance sheet at year end.

The commercial paper transactions with Telefónica Europe, B.V. are stated at their net balance as recognized for the purposes of the cash flow statement, being high-turnover transactions where the interval between purchase and maturity never exceeds six months.

The financing obtained by the Company from Telefónica Finanzas, S.A.U. and Telfisa Global, B.V. relates to the Group’s integrated cash management (see Note 15). These amounts are stated net in the cash flow statement as new issues or redemptions on the basis of whether or not at year-end they represent current investment of surplus cash or financed balances payable.

iii.	Payments of dividends for 2,836 million euros (6,852 million euros in 2011). On May 14, 2012, it was resolved at the General Shareholders’ Meeting of Telefónica, S.A. to modify the prevailing dividends policy. This change involved paying part of the dividend in new shares in the Company rather than in cash (see Note 11.1.d.). The Company’s Board of Directors also resolved in its meeting on July 25, 2012 to cancel the dividends scheduled for November 2012 and May 2013 as an extraordinary and one-off measure. Both these measures explain the difference in dividends distributed in 2012 compared to the previous year.

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Note 22. Events after the reporting period

The following events regarding the Company took place between the reporting date and the date of preparation of the accompanying financial statements:

•	On January 22, 2013, Telefónica Emisiones, S.A.U., as part of the European Medium Term Note (“EMTN”) registered with the Financial Services Authority (FSA) in London and updated on June 12, 2012, issued bonds for an aggregate amount of 1,500 million euros maturing on January 23, 2023. These bonds are guaranteed by Telefónica, S.A.

•	In January 2013, Telefónica made repayments for an aggregate amount of 1,830 million euros of the syndicated loan signed on July 28, 2010.

•	On February 4, 2013 Telefónica Emisiones, S.A.U. redeemed bonds that were issued on July 2, 2007, for an aggregate amount of 750 million US dollars and 850 million US dollars (approximately 1,213 million euros). These bonds were guaranteed by Telefónica, S.A.

•	On February 14, 2013 Telefónica Emisiones, S.A.U. redeemed bonds that were issued on October 31, 2004, for an aggregate amount of 1,500 million US dollars. These bonds were guaranteed by Telefónica, S.A.

•	On February 21, 2013, Telefónica, S.A. arranged financing for the purchase of capital goods worth 206 million euros maturing in 2016.

•	On February 22, 2013, Telefónica, S.A. arranged financing for the purchase of capital goods worth 1,001 million US dollars (approximately 759 million euros). At the date of authorization for issue of these financial statements, no amount of this financing had been drawn down.

•	On February 22, 2013, Telefónica, S.A. arranging refinancing of 1,400 million euros for Tranche A2 (initially for 2,000 million euros with expected maturity on July 28, 2014) of the 8,000 million euros syndicated loan arranged on July 28, 2010. This refinancing entails two tranches: a syndicated loan of 700 million euros maturing in 2017 and a syndicated loan of 700 million euros maturing in 2018.

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Note 23. Additional note for English translation

These annual financial statements were originally prepared in Spanish and were authorized for issue by the Company’s Directors in the meeting held on February 27, 2013. In the event of a discrepancy, the Spanish-language version prevails.

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Appendix I: Details of subsidiaries and associates at December 31, 2012

				INCOME (LOSS)
MILLIONS OF EUROS	%OWNERSHIP				Dividends	From	For the	Gross carrying
NAME AND CORPORATE PURPOSE	Direct	Indirect	Capital	Reserves	received	operations	year	amount
Telefónica Europe plc (UNITED KINGDOM)	100.00%	—	13	15,196	575	47	629	25,380
Wireless communications services operator
Wellington Street, Slough, SL1 1YP
Telefónica Internacional, S.A. (SPAIN)	100.00%	—	2,839	8,863	1,500	(105)	302	8,132
Investment in the telecommunications industry abroad
Gran Vía, 28—28013 Madrid
Telefónica Móviles España, S.A.U. (SPAIN)	100.00%	—	423	498	1,435	1,525	1,081	5,775
Wireless communications services provider
Plaza de la Independencia, 6—Pta. 5—28001 Madrid
Telfin Ireland Limited (IRELAND)	100.00%	—	—	4,596	—	—	131	4,491
Intragroup financing
28/29 Sir John Rogerson’s Quay, Dublin 2
O2 (Europe) Ltd. (UNITED KINGDOM)	100.00%	—	1,239	628	—	—	5,610	3,050
Holding company
Wellington Street, Slough, SL1 1YP
Telefónica Móviles México, S.A. de C.V. (MEXICO) (1)	100.00%	—	3,144	(2,457)	—	9	(145)	2,891
Holding company
Prolongación Paseo de la Reforma 1200 Col. Cruz Manca, México D.F. CP.05349
Telefónica de España, S.A.U. (SPAIN)	100.00%	—	1,024	1,193	221	2,864	1,887	2,303
Telecommunications service provider in Spain
Gran Vía, 28—28013 Madrid
Telefónica de Contenidos , S.A.U. (SPAIN)	100.00%	—	1,865	(1,653)	—	56	36	2,242
Organization and operation of multimedia service-related activities and businesses
Don Ramón de la Cruz, 84 4ª Pta.- 28006 – Madrid
Telefónica Datacorp, S.A.U. (SPAIN)	100.00%	—	700	114	—	53	38	1,343
Telecommunications service provider and operator
Gran Via, 28—28013 Madrid
Telfisa Global, B.V. (NETHERLANDS)	100.00%	—	703	2	3	(2)	8	705
Integrated cash management, consulting and financial support for Group companies
Strawinskylaan 1259 ; tower D ; 12th floor 1077 XX—Amsterdam

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				INCOME (LOSS)
MILLIONS OF EUROS	%OWNERSHIP				Dividends	From	For the	Gross carrying
NAME AND CORPORATE PURPOSE	Direct	Indirect	Capital	Reserves	received	operations	year	amount
Ecuador Cellular Holdings, B.V. (NETHERLANDS)	100.00%	—	—	557	38	—	53	581
Holding company
Strawinskylaan 3105, Atium 7th, Amsterdam
Telefónica Chile Holdings B.V. (NETHERLANDS)	100.00%	—	—	1,464	—	—	—	473
Holding company
Herikerbergwebr 238, 1101CM – 23393, 1100DW—Amsterdam Zuidoost (Netherlands)
Atento Inversiones y Teleservicios, S.A. (SPAIN)	100.00%	—	24	32	10	505	504	256
Telecommunications service provider
C/ Santiago de Compostela, 94—28035 Madrid
Panamá Cellular Holdings, B.V. (NETHERLANDS)	100.00%	—	—	44	21	—	21	238
Holding company
Strawinskylaan 3105, Atium 7th, Amsterdam
Telefónica Centroamérica de Guatemala Holdings, S.A. (GUATEMALA) (1)	100.00%	—	278	(109)	16	15	4	237
Sociedad Holding
Bulevar Los Próceres 5-56 Zona 10, Unicentro nivel 10—Ciudad de Guatemala
Telefónica de Costa Rica TC, S.A. (COSTA RICA)	100.00%	—	201	(19)	—	(55)	(55)	201
Telecommunications mobile operator
Plaza Roble, Edificio Los Balcones 4to. Piso, San José, Costa Rica
Telefónica El Salvador Holding, S.A. de C.V. (EL SALVADOR) (1)	100.00%	—	149	(69)	—	6	1	161
Holding company
Alameda Roosvelt y Avenida Sur. Torre Telefónica nivel 10—San Salvador
Telefónica Global Technology, S.A. (SPAIN)	100.00%	—	13	78	—	(3)	(5)	155
Global management and operation of IT systems
Gran Vía, 28—28013 Madrid
Telefónica Capital, S.A. (SPAIN)	100.00%	—	7	137	27	(1)	(12)	110
Finance company
Gran Via, 28—28013 Madrid
Telefónica Digital España, S.L. (formerly Terra Networks Asociadas, S.L.) (SPAIN)	100.00%	—	9	9	—	(16)	(7)	92
Portfolio company
Gran Via, 28—28013 Madrid
Seguros de Vida y Pensiones Antares, S.A. (SPAIN)	100.00%	—	51	58	5	4	12	69
Life insurance, pensions and health insurance
Ronda de la Comunicación, s/n Distrito Telefónica Edificio Oeste 1, planta 9- 28050 Madrid
Telefónica Digital Holdings, S.L. (SPAIN)	100.00%	—	3	43	—	—	—	47
Holding company
Ronda de la Comunicación, s/n Distrito Telefónica Edificio Central—28050 Madrid
Guatemala Cellular Holdings, B.V. (NETHERLANDS)	100.00%	—	—	49	—	—	2	30
Holding company
Strawinskylaan 3105, Atium 7th, Amsterdam

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				INCOME (LOSS)
MILLIONS OF EUROS	%OWNERSHIP				Dividends	From	For the	Gross carrying
NAME AND CORPORATE PURPOSE	Direct	Indirect	Capital	Reserves	received	operations	year	amount
Taetel, S.L. (SPAIN)	100.00%	—	28	13	1	—	1	28
Acquisition, ownership and disposal of shares and stakes in other companies
Gran Via, 28—28013 Madrid
Telefónica Gestión de Servicios Compartidos España, S.A. (SPAIN)	100.00%	—	8	45	—	7	6	24
Management and administrative services rendered
Gran Via, 28—28013 Madrid
Lotca Servicios Integrales, S.L. (SPAIN)	100.00%	—	17	(5)	—	—	(1)	17
Holding and operation of aircraft and aircraft leases
Gran Via, 28—28013 Madrid
Telefónica Ingeniería de Seguridad, S.A. (SPAIN)	100.00%	—	7	1	—	(3)	(2)	15
Security services and systems
Condesa de Venadito, 1—28027 Madrid
Comet, Compañía Española de Tecnología, S.A. (SPAIN)	100.00%	—	5	4	—	—	—	14
Promotion of business initiatives and holding of real estate assets
Villanueva, 2 duplicado planta 1ª Oficina 23—28001 Madrid
Telefónica Finanzas, S.A.U. (TELFISA) (SPAIN)	100.00%	—	3	46	3	(1)	11	13
Integrated cash management, consulting and financial support for Group companies
Gran Vía, 30—4ª Plta.—28013 Madrid
Telefónica Móviles Soluciones y Aplicaciones, S.A. (CHILE)	100.00%	—	10	(1)	—	1	—	11
IT and communications services provider
Avenida del Cóndor Nº 720, piso 4, comuna de Huechuraba, Santiago de Chile
Centro de Investigación y Experimentación de la Realidad Virtual, S.L. (SPAIN)	100.00%	—	—	N/D	—	N/D	N/D	10
Design of communications products
Vía de Dos Castillas, 33—Comp. Ática Ed. 1, 1ª Plta. Pozuelo de Alarcón—28224 Madrid
Telefónica International Wholesale Services II, S.L. (SPAIN)	100.00%	—	—	(26)	—	(39)	(27)	9
Telecommunications service provider and operator
Ronda de la Comunicación, s/n – 28050 Madrid
Telefónica Investigación y Desarrollo, S.A.U. (TIDSA) (SPAIN)	100.00%	—	6	49	—	12	10	6
Telecommunications research activities and projects Telecomunicaciones
Ronda de la Comunicación, s/n – 28050 Madrid
Telefonica Luxembourg Holding S.à.r.L. (LUXEMBOURG)	100.00%	—	3	1	—	—	75	4
Holding company
26, rue Louvingny, L-1946- Luxembourg
Venturini España, S.A. (SPAIN)	100.00%	—	3	1	—	—	—	4
Property leasing
Avda. de la Industria, 17 Tres Cantos—28760 Madrid

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				INCOME (LOSS)
MILLIONS OF EUROS	%OWNERSHIP				Dividends	From	For the	Gross carrying
NAME AND CORPORATE PURPOSE	Direct	Indirect	Capital	Reserves	received	operations	year	amount
Telefónica de Centroamérica, S.L. (SPAIN)	100.00%	—	—	—	—	—	—	1
Dormant company
Gran Via, nº 28, 28013 Madrid
Fisatel Mexico, S.A. de C.V. (MEXICO)	100.00%	—	—	2	—	—	—	—
Integrated cash management, consulting and financial support for Group companies
Boulevard Manuel Avila Camacho, 24—16ª Plta.—Lomas de Chapultepec—11000 Mexico D.F.
Telefónica Emisiones, S.A.U. (SPAIN)	100.00%	—	—	3	—	(3)	2	—
Integrated cash management, consulting and financial support for Group companies
Gran Via, 28—28013 Madrid
Telefónica Europe, B.V. (NETHERLANDS)	100.00%	—	—	5	2	(1)	1	—
Fund raising in capital markets
Strawinskylaan 1259 ; tower D ; 12th floor 1077 XX – Amsterdam
Telefónica Internacional USA Inc. (EE.UU.)	100.00%	—	—	1	—	—	—	—
Financial advisory services
1221 Brickell Avenue suite 600—33131 Miami – Florida
Telefónica Latinoamérica Holding, S.L. (SPAIN)	94.59%	5.41%	185	1,663	—	—	(1)	1,749
Holding company
Ronda de la Comunicación, s/n Distrito Telefónica—28050 Madrid
Telefónica International Wholesale Services, S.L. (SPAIN)	92.51%	7.49%	230	55	—	(6)	(1)	213
International services provider
Gran Via, 28—28013 Madrid
Corporation Real Time Team, S.L. (SPAIN)	87.96%	12.04%	—	N/D	—	N/D	N/D	12
Internet design, advertising and consulting
Claudio Coello, 32, 1º ext. – Madrid
Telefónica Móviles Argentina Holding, S.A. (ARGENTINA)	75.00%	25.00%	306	609	104	514	302	856
Holding company
Ing Enrique Butty 240, piso 20-Capital Federal-Argentina
Telefónica International Wholesale Services America, S.A. (URUGUAY)	74.36%	25.64%	562	(370)	—	(64)	(64)	325
Provision of high bandwidth communications services
Luis A. de Herrera, 1248 Piso 4—Montevideo
Telefónica Czech Republic, a.s. (CZECH REPUBLIC)) (*)	69.41%	—	668	1,246	213	319	255	3,370
Telecommunications service provider
Za Brumlovkou 266/2,140 22 Praga 4-Michle Ceska Republica

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				INCOME (LOSS)
MILLIONS OF EUROS	%OWNERSHIP				Dividends	From	For the	Gross carrying
NAME AND CORPORATE PURPOSE	Direct	Indirect	Capital	Reserves	received	operations	year	amount
Telefónica Móviles Panamá, S.A. (PANAMA)	56.31%	43.69%	24	67	35	23	16	301
Wireless telephony services
Edificio Magna Corp. Calle 51 Este y Avda Manuel María Icaza, Ciudad de Panamá
Aliança Atlântica Holding B.V. (NETHERLANDS)	50.00%	43.99%	40	11	—	—	3	22
Portfolio company
Strawinskylaan 1725 – 1077 XX—Amsterdan
Sao Paulo Telecomunicaciones Participaçoes, Ltda (BRAZIL)	44.72%	55.28%	3,813	41	44	(1)	280	3,092
Holding company
Rua Martiniano de Caravalho, 851 20º andar, parte, Sao Paolo
Telefónica Móviles del Uruguay, S.A. (URUGUAY)	32.00%	68.00%	10	265	—	88	82	13
Wireless communications and services operator
Constituyente 1467 Piso 23, Montevideo 11200
Telefónica Brasil, S.A. (BRAZIL) (1)(*)	24.68%	49.28%	15,210	(1,413)	307	315	1,784	9,820
Wireline telephony operator in Sao Paulo
Sao Paulo
Colombia Telecomunicaciones, S.A. ESP (COLOMBIA) (1)	18.51%	51.49%	490	(1,571)	—	(46)	(314)	272
Wireless operator
Calle 100, Nº 7-33, Piso 15, Bogotá,Colombia
Pléyade Peninsular, Correduría de Seguros y Reaseguros del Grupo Telefónica, S.A. (SPAIN)	16.67%	83.33%	—	—	1	4	4	—
Distribution, promotion or preparation of insurance contracts, operating as a broker
Avda. General Perón, 38 Master II—17ª P.- 28020 Madrid
Telefónica Móviles Argentina, S.A. (SPAIN)	15.40%	84.60%	N/D	N/D	36	N/D	N/D	139
Wireless communications and services operator
Ing Enrique Butty 240, piso 20-Capital Federal-Argentina
Telefónica Móviles Guatemala, S.A. (GUATEMALA)	13.60%	86.38%	—	—	2	—	—	38
Provision of wireless, wireline and radio paging communications services
Bulevar Los Próceres 20-09 Zona 10. Edificio Iberoplaza. Ciudad de Guatemala
Telefónica Gestión de Servicios Compartidos, S.A. (ARGENTINA)	4.99%	95.00%	2	2	—	3	2	—
Management and administrative services rendered
Av. Ing. Huergo 723 PB—Buenos Aires
Inversiones Telefónica Móviles Holding, Ltd. (CHILE)	3.11%	96.89%	461	36	189	—	129	89
Holding company
Miraflores, 130—12º—Santiago de Chile

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2012 Financial Statements

				INCOME (LOSS)
MILLIONS OF EUROS	%OWNERSHIP				Dividends	From	For the	Gross carrying
NAME AND CORPORATE PURPOSE	Direct	Indirect	Capital	Reserves	received	operations	year	amount
Telefónica de Argentina, S.A. (1) (ARGENTINA)	1.80%	98.20%	185	266	—	200	119	23
Telecommunications service provider
Av. Ingeniero Huergo, 723, PB—Buenos Aires
Telefónica Venezolana, C.A. (VENEZUELA) (1)	0.09%	99.91%	466	1,237	—	1,088	628	123
Wireless operator
Av. Francisco de Miranda, Edif Parque Cristal, Caracas 1060
Telefónica Factoring España, S.A. (SPAIN)	50.00%	—	5	2	3	6	6	3
Factoring
Pedro Teixeira, 8—28020 Madrid
Telco, S.p.A. (ITALY)	46.18%	—	1,785	865	—	(1)	(1,729)	2,592
Holding company of a stake in Telecom Italia
Galleria del Corso, 2—Milan
Telefónica Factoring México, S.A. de C.V. SOFOM ENR (MEXICO)	40.50%	9.50%	2	—	—	—	1	1
Factoring
México D.F.
Telefónica Factoring Perú, S.A.C. (PERÚ)	40.50%	9.50%	1	1	—	—	1	1
Factoring
Ciudad de Lima
Telefónica Factoring Colombia, S.A. (COLOMBIA)	40.50%	9.50%	1	1	—	2	1	1
Factoring
Bogotá
Telefónica Factoring Chile, S.A. (CHILE)	40.50%	9.50%	—	—	—	1	1	—
Factoring
Ciudad y Comuna de Santiago.
Telefónica Factoring Do Brasil, Ltd. (BRASIL)	40.00%	10.00%	1	(2)	3	(2)	11	1
Factoring
Avda. Paulista, 1106 – Sao Paulo
Jubii Europe N.V. (NETHERLANDS) (*)	32.10%	—	N/D	N/D	—	N/D	N/D	15
Internet portal—In liquidation
Richard Holkade 36, 2033 PZ Haarlem – PAISES BAJOS
Torre de Collçerola, S.A. (SPAIN)	30.40%	—	6	—	—	—	—	2
Operation of telecommunicatios mast and technical assistance and consulting services.
Ctra. Vallvidrera-Tibidabo, s/nº—08017 Barcelona
Otras participaciones	—	—	—	—	58	—	—	340

Total empresas del grupo y asociadas					4,852			82,532

(1)	Consolidated data.
(*)	Companies listed on international stock exchanges at December 31, 2012.

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2012 Financial Statements

Management report 2012

Economic results

The Telefónica Group is one of the world’s leading mobile and fixed communications services providers. Its strategy is to become the leader in the new digital world and transform the possibilities it brings into reality.

Against this backdrop and with the aim of reinforcing its growth story, actively participating in the digital world and capturing the most of the opportunities afforded by its scale and industrial alliances, in September 2011 a new organizational structure was approved. This new structure, which was fully operational in 2012, is as follows:

This new organization bolsters the Telefónica Group’s place in the digital world, enabling it to tap any growth opportunities arising in this environment, drive innovation, strengthen the product and services portfolio and maximize the advantages afforded by its large customer bases in an increasingly connected world. In addition, the creation of a Global Resources operating unit ensures the profitability and sustainability of the business by leveraging economies of scale and driving Telefónica’s transformation into a fully global group.

Telefónica Europe’s and Telefónica Latin America’s objective is to shore up the results of the business and generate sustainable growth through available capacity, backed by the Global Corporation. The Telefónica Group’s growth strategy for the next few years is geared towards:

•	Improving the customer experience to continue increasing the number of accesses.

•	Leading growth:

•	Boosting the penetration of smartphones in all markets to accelerate the growth of mobile data, unlocking the value of its increased usage.

•	Defending the competitive position in the fixed line business with a focus on broadband, offering faster speeds, bundled offers, full IP voice and video services.

•	Leveraging growth opportunities arising in an increasingly digital environment, e.g. video, OTT, financial services, cloud computing eHealth, media.

•	Continuing efforts to transform the Group’s operating model:

•	Increasing network capacity in key markets through technological advances and acquisitions of spectrum.

•	Accelerating the transformation primarily through the systems area.

•	Proceeding towards becoming an international digital and online service provider group.

•	Maximizing economies of scale to boost efficiency.

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2012 Financial Statements

The Telefónica Group has operations in Spain, the United Kingdom, Germany, the Czech Republic, Ireland and Slovakia in Europe, as well as Mexico and several countries in Central America, and Brazil, Venezuela, Colombia, Peru, Argentina, Chile, Uruguay and Ecuador in Latin America.

Telefónica has an industrial alliance with Telecom Italia, S.p.A. and a strategic alliance with China Unicom, in which the Group holds a 5% stake. In addition, the “Partners Program” was created in line with the objective of unlocking the value of Telefónica’s scale. Three operators have already signed up for this program (Bouygues, Etisalat and Sunrise). This initiative makes a host of services available to selected operators under commercial terms that allow the partners to leverage on Telefónica’s scale and to cooperate in key business areas (e.g. roaming, services to multinationals, procurement, handsets).

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2012 Financial Statements

Results of Telefónica, S.A.

Telefónica, S.A. obtained net profit of 631 million euros in 2012. Highlights of the 2012 income statement include:

•	Decrease in revenue from operations year on year, primarily due to the following:

•	The lower amount of dividends received from Group companies and associates: The most significant differences relate to Telefónica de España, S.A.U. (221 million euros compared to 2,430 million euros in 2011) , Telefónica Europe, plc. (575 million euros compared to 715 million euros in 2011), Móviles España, S.A.U. (1,435 million euros compared to 1,980 million euros in 2011) and Vivo Participaçoes (in which Telefónica, S.A. did not have a direct investment in 2012 and which 2011 paid 553 million euros) of dividends. The reductions were offset partially by the 1,500 million euros of dividends received from Telefónica Internacional, S.A.U.

•	The decrease in royalties income from contracts signed in 2008 for use of the Telefónica brand, which stipulate a fixed percentage of turnover (prior to 2011, an increasing percentage had been applicable compared to the prior year), is due to the drop in income of the subsidiaries subject to these contracts.

•	“Impairment and gains (losses) on disposal of financial instruments” increased considerably compared to 2011 due to impairment charges recognized in 2012 mainly to investments in Telefónica O2 Europe, plc., for 3,682 million euros, and Telco, S.p.A., for 1,305 million euros.

•	Net financial expense totaled 2,126 million euros in 2012, compared to 2,314 million euros in 2011. This was mainly due to finance costs with Group companies and associates, of which the largest came from Telefónica Europe, B.V. amounting to 383 million euros (373 million euros in 2011) and Telefónica Emisiones, S.A.U. totaling 1,607 million euros (1,395 million euros in 2011).

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2012 Financial Statements

Investment activity

2012

In April, 2012, Telefónica Móviles Colombia, S.A. (a company fully owned by the Telefónica Group), the Colombian government (hereinafter “the Government”) and Colombia Telecomunicaciones, S.A. ESP (a company 52% owned by Telefónica Group and 48% by the Government) reached a final agreement to restructure their wireline and wireless businesses in Colombia. The agreement led to the merger between Colombia Telecomunicaciones, S.A. ESP and Telefónica Móviles Colombia, S.A., resulting in Telefónica holding 70% of the share capital of the resulting company and the Government the remaining 30%, based on the valuations of the companies used to determine said shareholdings Telefónica, S.A. held a direct shareholding of 49.42% in Telefónica Móviles Colombia, S.A., holding 18.51% of the merged company after the merger. This transaction did not alter the cost of the investment held by the Company.

Telefónica started to reorganize its business in Latin America during 2012. As part of this process, on October 10, 2012 and November 7, 2012 two new companies – Telefónica América, S.A. and Telefónica Latinoamérica Holding, S.L. – were incorporated, both of which are jointly controlled by Telefónica, S.A. and Telefónica Internacional, S.A.U. On December 13, 2012, Telefónica Latinoamérica Holding, S.L. performed two consecutive capital increases. In the first, Telefónica, S.A. contributed its shareholding in Latin American Cellular Holdings, B.V. at its carrying amount of 1,749 million euros. In the second, Telefónica Internacional, S.A.U. contributed 100 million euros in cash. Telefónica, S.A. a held 94.59% in this company subsequent to the capital increase. In addition, on December 18, 2012, Telefónica, S.A. sold its non-controlling interest in Telefónica de Perú, S.A.A. to Telefónica Latinoamérica Holding, S.L. for 4 million euros. The share transfer was performed at the price quoted on the Peruvian stock market of 2.3 PEN per share, and gave rise to gains of 1 million euros, recognized under the income statement caption “Gains (losses) on disposal and other gains and losses”.

Telefónica has also commenced the reorganization of its subsidiaries in Chile. During the first quarter of 2012, Inversiones Telefónica Móviles Holding, Ltd. distributed a dividend in kind comprising the shareholding in Inversiones Telefónica Fija, S.A. at its net carrying amount totaling 67 million euros. This contribution is reflected as an addition in the table of moments for 2012. Meanwhile, on November 19, 2012, Telefónica Chile Holdings, B.V. was incorporated with share capital of 1 euro. On December 10, 2012, it increased its share capital, which was subscribed by the Company in exchange for the Company’s shareholding in Inversiones Telefónica Fija, S.A. Finally, on December 24, 2012, Telefónica Chile Holdings, B.V. increased its share capital, subscribed in full by Telefónica, S.A. for 405 million euros, paid in cash.

In April 2012, Telefónica, S.A. subscribed to various share capital increases in Telefónica Móviles México, S.A. de C.V. totaling 1,668 million Mexican pesos (97 million euros) in order to provide the subsidiary with the funds needed to pay for the spectrum licenses acquired in 2011.

On May 31, 2012 the Board of Directors of Telefónica, S.A. ratified the refinancing proposal that Telco, S.p.A. had submitted for approval by its partners. This refinancing involved increasing share capital by 277 million euros and subscribing a bond of 208 million euros, as well as renewing the existing bond of 600 million euros

In September 2012, the share capital of Telfisa Global, B.V. was increased by 703 million euros. On September 11 and 13, 2012, the Company completed two capital increases in Telfin Ireland, Ltd. totaling 1,005 million euros. The aforementioned transactions were performed as part of the Group’s reorganization of various subsidiaries in Europe, prior to the initial public offering (IPO) of Telefónica Germany, GmbH.

On November 22, 2012, Telfin Ireland, Ltd increased its capital again by 76 million euros, subscribed by the Company. These funds were then transferred to Telefónica O2 Holding, Ltd. as a loan to enable this subsidiary to meet its general financing requirements.

On December 5, Telefónica O2 Europe, Ltd resolved to pay back contributions totaling 5,729 million to its parent. This consideration was collected in December 2012.

On March 27, 2012, it was resolved at the Ordinary General Shareholders’ Meeting of Telefónica de España, S.A.U. to distribute dividends of 221 million euros and repay contributions of 731 million euros.

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2012 Financial Statements

On November 12, 2012, it was resolved at the Extraordinary Shareholders’ Meeting of Inversiones Telefónica Móviles Holding, S.A. to reduce share capital by repaying contributions totaling 652 million euros. This consideration was collected in December 2012.

On 25 de mayo de 2012, it was resolved at the Ordinary General Shareholders’ Meeting of Telefónica Czech Republic, a.s. to reduce share capital by 4,187 million Czech crowns. Once the transaction had been approved by the state authorities, it was recognized by Telefónica, S.A. in November 2012, having an impact of 114 million euros, which was repaid by the subsidiary in December 2012.

On July 18, 2012, the State Department of Puerto Rico ratified the winding up of Telefónica Móviles Puerto Rico, Inc. The investment in this company was provisioned for in full at the time of its liquidation; therefore this event has not had an impact in the income statement.

In 2012, equity swap contracts were partially cancelled through the sale of 21 million shares in Portugal Telecom. The equity swap contracts with Credit Suisse and Mediobanca were fully cancelled. A loss of 34 million euros was incurred, which is recognized under “Gain (loss) on available-for-sale financial assets recognized in the period”.

At each year end, the Company re-estimates the future cash flows derived from its investments in Group companies and associates. The estimate is made based on the discounted cash flows to be received from each subsidiary in its functional currency, net of the liabilities associated with each investment (mainly net borrowings and provisions) and translated to euros at the official closing rate of each currency at December 31.

As a result of these estimations and the effect of the net investment hedge in 2012, an impairment provision of 5,312 million euros was recognized. This amount derives mainly from the following companies: (a) the write-down recognized by Telefónica Europe, plc. (3,682 million euros), less 82 million euros for the effect of the net investment hedge and (b) the write-down of 1,305 million euros made in Telco, S.p.A. to reflect the decrease in value of the stake in Telecom Italia, along with the effect of recovering part of the operational synergies during the year. The write-down of Telefónica Europe, plc. is the result of the net impact of fluctuations in the sterling exchange rate and changes in the present value of expectations regarding the business of the subsidiary, which operates in several European markets.

2011

On March 25, 2011 the Boards of Directors of each of the subsidiaries controlled by Telefónica, Vivo Participações and Telesp, approved the terms and conditions of a restructuring process whereby all shares of Vivo Participações that were not owned by Telesp were exchanged for Telesp shares, at a rate of 1.55 new Telesp shares for each Vivo Participações share. These shares then became the property of Telesp, whereby Vivo Participações then became a wholly owned subsidiary of Telesp. The restructuring process was approved by the shareholders of Vivo Participações at the Extraordinary General Shareholders’ Meeting held on April 27, 2011 and by the shareholders of Telesp at the Extraordinary General Shareholders´ Meeting held on the same date following authorization by the Brazilian telecommunications regulator, Anatel.

At that date, Telefónica, S.A. held a direct stake of approximately 60% in Vivo Participaçoes, Ltda., valued at 13,021 million euros, subsequent to the liquidation by absorption of Portelcom Participaçoes, S.A., PTelecom Brasil, S.A. and Telefónica Brasil Sul Celular Participaçoes, Ltda.

On June 14, 2011, the Boards of Directors of Vivo Participações and Telesp approved a restructuring plan whose objective was to simplify the corporate structure of both companies and foster their integration, eliminating Vivo Participações from the corporate chain through the incorporation of its total equity into Telesp, and concentrating all mobile telephony activities in Vivo, S.A. (now a direct subsidiary of Telesp).

This deal was submitted for consideration by the Brazilian telecommunications regulator and finally approved at the General Shareholders’ Meetings of both companies on October 3, 2011. The company arising from the merger changed its name to Telefónica Brasil, S.A.

Following the share exchange, a partial contribution was made to Sao Paulo Telecommunicaçoes (SPT), leaving the direct stake in Telesp at 24.68%. All the aforementioned transactions were performed at the carrying amounts.

On June 27, 2011, Telefónica, S.A. subscribed a capital increase of 1,285 million Mexican pesos (76 million euros). In October 2011, several more capital increases were carried out, totaling 1,832 million Mexican pesos (100 million euros).

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2012 Financial Statements

In late 2010, the Telefónica Group was awarded a mobile telephone license in Costa Rica. Until that date, the Group had no operations in that country. To operate under this license, on February 14, 2011 Telefónica, S.A. incorporated the company Azules y Platas, S.A., with 2 million US dollars. The Company made an additional contribution to equity of 6 million euros on February 15, 2011, as well as a capital increase of 170 million US dollars on June 26, 2011. The euros value of the three aforementioned capital increases is 127 million euros. On September 22, 2011 the change of name of this company, to Telefónica de Costa Rica, S.A., was formally entered in the pertinent mercantile registry.

On September 26, 2011, Telefónica, S.A. injected a further 80 million euros of equity into Casiopea Re, S.A.

In 2010, Telefónica entered into three equity swap contracts for Portugal Telecom, SGPS, S.A. shares with a number of financial institutions, subject to net settlement, which grant Telefónica the equivalent total return of the investment. In December 2011, the Company sold 1.9 million shares.

In October 2011, the Company reclassified the carrying amount of its stake in this company at that date to “Available-for-sale financial assets.” Consequently, since October 2011, changes in the market value of these shares have been reflected under equity (32 million euros, net of the tax effect, in 2011).

At each year end, the Company reviews its subsidiaries’ business plans and cash flows derived there from and, based on the value of each company, estimates whether to recognize an impairment of these investments. In 2011, a write-down of 1,606 million euros was recognized as a result of this review. This amount reflects the net effect of the following: (a) the reversal of the impairment loss recorded for Telefónica Europe, plc. (1,279 million euros), less 120 million euros for the effect of the net investment hedge; (b) the write-down of 2,085 million euros in Telefónica Móviles México, S.A. de C.V.; (c) the write-down of 629 million euros made in Telco, S.p.A. to reflect the decrease in value of the stake in Telecom Italia, along with the effect of recovering part of the operational synergies during the year.

In 2011, Telefónica, S.A. adjusted the cost of its investment in Banco Bilbao Vizcaya Argentaria, S.A. by 80 million euros, in order to bring the cost per share in line with the fair value. This adjustment was taken directly to the income statement, under “Gain (loss) on available-for-sale financial assets recognized in the period”, with no impact on the statement of recognized income and expenses.

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2012 Financial Statements

Share price performance

The main European markets were severely affected by the performance of the debt markets in 2012. During the first half of the year, rising risk premiums of countries in Southern Europe drove the Ibex 35 index down to its lowest level since March 2003 on July 24, 2012, after the Spanish risk premium reached 627.7 points, situating the Spanish ten-year bond yield at 7.5%. Despite this, during the latter half of the year, decisions taken by the European Union and the statements of the Chairman of the European Central Bank (ECB) led to a gradual reduction in the risk premium and the equities markets rebounded, ending 2012 with gains across Europe: EStoxx-50 +13.8%; DAX +29.1%; CAC-40 +15.2%; FTSE-100 +5.8% and FTSEMIB: +7.8).

The Spanish ten-year bond yield closed 2012 at 5.2% (5.0% at year-end 2011), while the spread compared to the German bond was 388.7 basis points (317.0 basis points at year-end 2011). This was reflected in the performance of the Spanish stock market which, despite gains in the second half of the year (+37% from lows in July), posted losses for the third consecutive year. The Ibex-35 index contracted by 4.7% in 2012 affected by the euro zone crisis, the rising risk premium and doubts surrounding the health of the financial sector.

Against this backdrop, Telefónica shares dropped by 23.9% (10.19 euros per share at year-end 2012), having performed more poorly than the sector in Europe (-10.7%). Other European operators also suffered declining share prices during the year: KPN: -59.8%; France Telecom: -31.3%; Telecom Italia: -17.8%; PT: -15.8; Vodafone: -13.7%; Deutsche Telekom: -3.0%. The total return on Telefónica shares in 2012 was -17.8% (including the dividends distributed throughout 2012).

At the 2011 year end, Telefónica featured among the world’s ten largest telecommunications company by market cap (46,375 million euros).

Daily trading volume in Telefónica shares on Spain’s continuous market was 42.9 million shares in 2012 (56.4 million shares in 2011).

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2012 Financial Statements

Research, development and innovation

Telefónica remains firmly committed to technological innovation as an essential tool for achieving competitive advantages, anticipating market trends and differentiating its products. By introducing new technologies and developing new products and business processes, we seek to become a more effective, efficient and customer-oriented Group.

Telefónica has developed an open innovation model for the management of technological innovation to boost the application of technical research in the development of new commercial products and services. Telefónica focuses on certain applied research and development (R&D) priorities that are aligned with its strategy. Open innovation initiatives driving this model include the creation of a venture capital fund and involvement in business collaboration forums, among others. The model also promotes the use of knowledge developed at technology centers, universities and start-ups, among other sources, and encourages innovation in conjunction with other agents (e.g. customers, universities, public administrations, suppliers, content providers and other companies), making them “technological partners.” Telefónica believes it cannot rely solely on acquired technology to differentiate its products from those of its competitors and to improve its market positioning. It is also important to encourage R&D initiatives in an effort to achieve this differentiation and make inroads in other innovation activities. The Group’s R&D policy is geared towards

•	developing new products and services in order to win market share;

•	boosting customer loyalty;

•	increasing revenue;

•	enhancing innovation management;

•	improving business practices;

•	increasing the quality of infrastructure services to improve customer service and reduce costs;

•	promoting global products;

•	supporting open innovation; and

•	creating value from the technology generated.

In 2012, the technological innovation projects undertaken focused on sustainable innovation, process efficiency, creation of new revenue streams, customer satisfaction, consolidation of operations in new markets and technological leadership.

Technical innovation activities are a key part of Telefónica’s strategy of creating value through latest-generation network communications and services.

In 2012, projects were undertaken to promote greater access to information technology, new services focused on new internet business models, advanced user interfaces, mobile television and other broadband services. These initiatives, among others, were undertaken based on our objective of rapidly identifying emerging technologies that could have a relevant impact on our businesses and pilot testing these technologies in new services, applications and platform prototypes.

Most of our R&D activities are carried out by Telefónica Investigación y Desarrollo, S.A.U., (Telefónica I+D), a wholly-owned subsidiary, which works mainly for the lines of business. In its operations, Telefónica I+D receives the assistance of other companies and universities. Telefónica I+D’s mission is centered on enhancing the Company’s competitive positioning by leveraging technological innovation and product development. Telefónica I+D undertakes experimental and applied research and new product development with the overriding goal of broadening the range of services offered and reducing operating costs.

Telefónica I+D’s technological innovation activities focus on certain areas:

Telefónica I+D’s work on new networks, primarily in collaboration with Telefónica’s Global Resources team. These activities are related with new radio access technologies (LTE-Advanced); network virtualization technologies, in line with the trend in technology such as software defined networks (SDN); and network optimization and zero touch developments making networks more flexible and moldable and able to adapt dynamically to new digital consumer and service requirements.

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2012 Financial Statements

R&D activities to develop new products and services are conducted as part of Telefónica Digital’s strategy. Indeed, Telefónica I+D forms the foundations of Telefónica Digital’s Product Development & Innovation Department. These activities include the following:

•	Natural P2P communication of the future, using the Internet, Web 2.0 and smart phones.

•	Video and multimedia services (combining text, audio, images and video) offering a user experience in all connected devices.

•	Advanced solutions in emerging ITC businesses such as e-health, and remote patient support or monitoring.

•	M2M (machine-to-machine) service management associated with energy efficiency and mobility.

•	Making use of user communication profiles to exploit opportunities to operate different products and business models (marketing campaigns, target marketing, contextual services, churn reduction, cross-selling, etc.)

Telefónica I+D’s also boasts scientific work groups with a more medium- to long-term focus and aim to look into opportunities relating to new networks and services and solutions to the technological challenges that arise.

At December 31, 2012, Telefónica I+D had 667 employees (653 employees in 2011).

Total research and development costs amounted to 1,071 million euros in 2012. This figure represents an increase of 9% up to 983 million euros (797 million euros in 2010). Total R&D costs represent 1.7%, 1.6% and 1.3% of the Group’s consolidated revenue, in 2012, 2011 and 2010 respectively. These figures were calculated using guidelines of the Organization for Economic Co-operation and Development (OECD). Using these and other guidelines, there are R&D costs that, due to the length of projects and/or accounting classifications, are not included in their entirety in the consolidated statement of financial position.

In 2012, Telefónica registered 87 patents (95 in 2011), 78 of which were registered with the Spanish Patent and Trademark Office and (OEPM for its initials in Spanish) and 9 with the United States Patent and Trademark Office (USPTO). Of the patents pending with the OEPM, 45 are Spanish (ES) applications, 29 European (EP) applications, and 4 international (PCT) applications.

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2012 Financial Statements

Financing

The main financing transactions undertaken by Telefónica S.A. in the bonds market in 2012 are as follows:

Issue date	Maturity date	Nominal amount (Millions of euros)	Issue currency	Coupon
2012/29/11	2022/29/11	1,165	EUR	4.184%

Telefónica S.A., has a fully and unconditionally guaranteed the following issues by Telefónica Emisiones, S.A.U. during 2012:

Issue date	Maturity date	Nominal amount (Millions of euros)	Issue currency	Coupon
2012/07/02	2017/07/02	120	EUR	4.750%
2012/21/02	2018/21/02	1,500	EUR	4.797%
2012/12/03	2020/12/03	700	GBP	5.597%
2012/30/03	2017/30/03	1,250	CZK	3.934%
2012/11/07	2018/11/07	10,000	JPY	4.250%
2012/19/09	2017/05/09	1,000	EUR	5.811%
2012/19/10	2020/20/01	1,200	EUR	4.710%
2012/14/12	2018/14/12	250	CHF	2.718%
2012/14/12	2022/14/12	150	CHF	3.450%

The main financing transactions undertaken by Telefónica, S.A. in the banking market in 2012 are as follows:

Descriptive name summary	Prevailing limit	Currency	Nominal amount (millions of euros)	Arrangement date	Maturity date
Bilateral loan	200	EUR	200	12/27/02	15/27/02
Syndicated loan Tranche D2 *	923	EUR	923	12/02/03	15/14/12

*	Limit in Pounds sterling converted to euros at 2012/14/12 and available from 2012/14/12

Telefónica, S.A. has fully and unconditionally guaranteed the following financing arrangements of Europe, B.V. entered into during 2012:

Descriptive name summary	Prevailing limit	Currency	Nominal amount (millions of euros)	Arrangement date	Maturity date
Syndicated loan (Tranche D1)*	801	EUR	801	12/02/03	15/14/12
Syndicated loan (Tranche E1)	756	EUR	—	12/02/03	17/02/03
Syndicated loan (Tranche E2)***	1,469	GBP	—	12/02/03	17/02/03
Financing granted**	375	USD	284	12/05/01	22/31/01
Financing granted**	1,200	USD	—	12/28/08	23/31/10

*	Limit in Pounds sterling converted to euros at 2012/14/12 and available from 2012/14/12
**	These credit facilities have a repayment schedule
***	Available from 2013/13/12

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2012 Financial Statements

Transactions with treasury shares

At December 31, 2012 and 2011, Telefónica, S.A. held the following treasury shares:

		Euros per share
	Number of shares	Acquisition price	Trading price	Market value (*)%
Treasury shares at 12/12/31	47,847,809	10.57	10.19	488	1.05136%

		Euros per share
	Number of shares	Acquisition price	Trading price	Market value (*)%
Treasury shares at 11/12/31	84,209,363	15.68	13.39	1,127	1.84508%

(*)	Millions of euros

The movement in treasury shares of Telefónica, S.A. in 2012 and 2011 is as follows:

Number of shares
Treasury shares at 10/12/31	55,188,046

Acquisitions	55,979,952
Disposals	(24,058,446)
Delivery PSP Phase III	(2,900,189)

Treasury shares at 11/12/31	84,209,363

Acquisitions	126,489,372
Delivery GESP share plan	(2,071,606)
Disposals	(76,569,957)
Share redemption	(84,209,363)

Treasury shares at 12/12/31	47,847,809

Furthermore, at December 31, 2012 and 2011, one Telefónica, S.A. share is held by Telefónica Móviles Argentina, S.A.

The amount paid to acquire treasury shares in 2012 and 2011 was 1,346 million euros and 822 million euros, respectively.

On May 25, 2012, pursuant to the resolutions adopted in the General Shareholders’ Meeting of May 14, capital was reduced by redeeming 84,209,363 treasury shares, thereby reducing treasury shares by 1,321 million euros.

Treasury shares sold in 2012 and 2011 amounted to 801 million euros and 445 million euros, respectively. The main treasury share sales transactions during 2012 were as follows:

In November 2012, Telefónica submitted an offer to purchase and cancel the preference shares that it had indirectly issued in 2002 through its subsidiary Telefónica Finance USA, LLC totaling 2,000 million euros. The offer involved acquiring these shares at their par value, subject unconditionally and irrevocably to the simultaneous reinvestment in Telefónica, S.A. shares and the subscription of newly issued plain-vanilla bonds, in the following percentage:

a)	40% of the amount in treasury shares of Telefónica, S.A.

b)	60% of the amount shall be used to subscribe a bond issue with a face value of 600 euros, issued at par.

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97% of the holders of the preference shares accepted the offer, and therefore 76,365,929 treasury shares with a carrying amount of 815 million euros (exchange value of 776 million euros) were handed over, which are included under “Disposals” in 2012.

In addition to these disposals, on July 27, 2012, 2,071,606 treasury shares were written off the balance sheet on delivery to Telefónica, S.A. employees when the first phase of the Global Employee Share Plan (“the GESP”) matured. In 2012, no shares have been awarded to Group executives when the fourth phase of the Performance Share Plan (“the PSP”) matured; therefore no disposals have been recognized for this item. In December 2012, the second phase of the GESP started, and 116,443 treasury shares were used to meet the demand for shares of employees that had joined this plan.

On June 30, 2011 and July 4, 2011, following the end of the third phase of the Performance Share Plan (PSP), a total of 2,446,104 treasury shares were added, corresponding to two financial instruments arranged by the Company to meet its obligations to deliver treasury shares to managers and executives. The gross number of shares linked to the plan amounted to 4,166,304 shares, with a net 2,900,189 shares finally awarded (33 million euros).

Expanding on the existing strategic alliance, on January 23, 2011, Telefónica, S.A. and China Unicom (Hong Kong) Limited (“China Unicom”) signed an extension to their Strategic Partnership Agreement, in which both companies agreed to strengthen and deepen their strategic cooperation in certain business areas, and committed to investing the equivalent of 500 million US dollars in ordinary shares of the other party. Telefónica acquired through its subsidiary Telefónica Internacional, S.A.U. 282,063,000 shares of China Unicom from third parties for 358 million euros. In recognition of China Unicom’s stake in Telefónica, approval was given at Telefónica’s General Shareholders’ Meeting held on May 18, 2011 for the appointment of a board member named by China Unicom.

At December 31, 2012, Telefónica held 178 million call options on treasury shares subject to physical settlement (190 million options on treasury shares at December 31, 2011).

The Company also has a derivative on Telefónica shares, to be settled by offset, which has increased from 26 million shares in 2011 to 28 million shares in 2012, and is recognized under “Derivatives” (financial assets, current) on the balance sheet (in 2011, the fair value of this derivative was negative and therefore it was recognized under “Derivatives” (financial liabilities, current).

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Risks and uncertainties facing the Company

The Telefónica Group’s business is conditioned by a series of intrinsic risk factors that affect exclusively the Group, as well as a series of external factors that are common to businesses of the same sector. The main risks and uncertainties facing the Company which could affect its business, financial position and results, are as follows:

Group-related risks

Country risk (investments in Latin America)

At December 31, 2012, approximately 48.9% of the Telefónica Group’s revenue (approximately 49.6% of its assets) is generated by the Latin American segment (primarily in Brazil, Argentina, Venezuela, Chile and Peru); 78.3% of those assets are generated in countries classified as investment grade (Brazil, Chile, Peru, Colombia, Mexico, Uruguay and Panama) by some of the credit rating agencies. The Telefónica business is especially sensitive to any of the risks related to Latin America described in this section, particularly if they affect or arise in Brazil, which at December 31, 2012 accounted for 50.6% of assets and 44.6% of revenue from Latin American operations.

The Group’s investments and operations in Latin America could be affected by a series of risks related to economic, political and social factors in these countries, collectively denominated “country risk,” including risks related to the following:

•	government regulation or administrative polices may change unexpectedly, including changes that modify the terms and conditions of licenses and concessions and their renewal (or delay their approval) which could negatively affect the Group’s interests in such countries;

•	the effects of inflation, currency depreciation or currency restrictions and other restraints on transfer of funds may be imposed. For example, in Venezuela, the official US Dollar to Bolivar fuerte exchange rate is established by the Central Bank of Venezuela and the Minister of Finance. Additionally, the acquisition of foreign currencies by Venezuelan companies to pay foreign debt or dividends is subject to the pre-authorization of the relevant Venezuelan authorities;

•	governments may expropriate or nationalize assets or increase their participation in the economy and companies; and

•	economic downturns, political instability and civil disturbances may negatively affect the Telefónica Group’s operations in such countries.

Foreign currency and interest rate risk

The Telefónica Group’s business is exposed to various types of market risks, above all the impact of changes in interest rates or foreign currency exchange rates.

At December 31, 2012, 23% of the Group’s net debt was at floating rates, while 20% was denominated in a currency other than the euro.

To illustrate the sensitivity of financial expenses to a change in short-term interest rates at December 31, 2012: (i) a 100 basis points increase in interest rates in all currencies in which Telefónica has a financial position at that date would lead to an increase in financial expenses of 96 million euros, (ii) whereas a 100 basis points decrease in interest rates in all currencies except the euro, dollar and the pound sterling, in order to avoid negative rates, would lead to a reduction in financial expenses of 36 million euros. These calculations were made assuming a constant currency and balance position equivalent to the position at that date and bearing in mind the derivative financial instruments arranged.

As for the impact on the income statement, specifically exchange gains and losses in the financial result at December 31, 2012, the impact of a 10% increase or decrease in the exchange rate would be 159 million euros (assuming a constant currency position with an impact on profit or loss at that date including derivative instruments arranged and that Latin American currencies would fall against the US dollar and the rest of the currencies against the euro by 10%).

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The Telefónica Group uses a variety of strategies to manage this risk, mainly through the use of financial derivatives, which themselves are also exposed to risk, including counterparty risk. Furthermore, the Group’s risk management strategies may not achieve the desired effect, which could adversely affect the Group’s business, financial condition, results of operations and cash flows.

Dependence on external sources of financing

The performance, expansion and improvement of networks, the development and distribution of the Telefónica Group’s services and products, as well as the development and implementation of new technologies or the renewal of licenses require a substantial amount of financing.

The performance of financial markets in terms of liquidity, cost of credit, access and volatility, continues to be overshadowed by persisting uncertainty regarding certain factors such as the pace of economic recovery, the health of the international banking system or the concerns regarding the burgeoning deficits of some European countries. The worsening international financial market conditions caused by some of these factors could make it more difficult and more expensive to refinance existing financial debt (at December 31, 2012, gross maturities in 2013, including the net position in derivative financial instruments, certain current payables and expected early redemptions amounted to around 10,074 million euros, or 9,574 million euros should Telefónica elect not to exercise expected early redemptions, and in 2014 to 7,850 million euros) or arrange new debt if necessary, and more difficult and costly to raise funds from our shareholders.

Furthermore, obtaining financing on the international capital markets could also be restricted (in terms of access and cost) if Telefónica’s credit ratings are revised downwards, either due to lower solvency or operating performance, or as a result of a downgrade in the rating for Spanish sovereign risk by rating agencies. Any of these situations could have a negative impact on our ability to honor our debts.

Moreover, market conditions could make it harder to renew existing undrawn bilateral credit lines, 18% of which, at December 31, 2012, initially mature prior to December 31, 2013.

Risks related to the Company’s industry

Current global economic situation

The Telefónica Group’s business is impacted by general economic conditions in each of the countries in which it operates. The uncertainty about whether economic recovery will continue may negatively affect the level of demand from existing and prospective customers, as customers may no longer deem critical the services offered by the Group. The main macroeconomic factors that could have an adverse impact on consumption and, accordingly, demand for our services and the Telefónica Group’s results include the dearth of credit as banks adjust their balance sheets, trends in the labor market, further erosion of consumer confidence, with an immediate increase in saving rates, or needs for greater fiscal adjustment, which would undermine household income levels. This risk is higher in Europe, but less relevant in other countries where the Telefónica Group operates.

Similarly, the sovereign debt crisis in certain euro-area countries and rating downgrades in some of these countries should be taken into account. Any further deterioration in sovereign debt markets or greater restrictions on credit in the banking sector could have an adverse impact on Telefónica’s ability to raise financing and/or obtain liquidity. This could have a negative effect on the Group’s business, financial condition, results of operations or cash flows. In addition, there could be other possible follow-on effects from the economic crisis on the Group’s business, including insolvency of key customers or suppliers.

Lastly, in Latin America, the exchange rate risk in Venezuela (as reflected by the recent currency devaluation in February 2013) and Argentina (with a constant devaluation of the Argentinean peso against U.S. dollar) exists in relation to the negative impact any unexpected weakening in their currencies could have on cash flows from these countries. On February 8, 2013, the Venezuelan bolivar fuerte was devalued from 4.3 bolivar fuertes per U.S. dollar to 6.3 bolivar fuertes per U.S. dollar. The decision of the Venezuelan government affects the estimates made by the Group of the net asset value of the foreign currency position related to investments in Venezuela, which translates to an approximate pre-tax loss of 438 million euros on the 2012 financial statements.

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Highly regulated markets

As a multinational telecommunications company that operates in regulated markets, the Telefónica Group is subject to different laws and regulations in each of the jurisdictions in which it provides services and in which supranational regulators such as the European Union and national, state, regional and local authorities intervene to varying degrees and as appropriate. This regulation is strict in the countries in which the Company holds a significant market power position.

In Europe, wholesale mobile network termination rates came down in 2011. There were considerable reductions in many of the countries where the Group operates, notably in the UK (with a final reduction scheduled for 2015 and a decrease in prices of over 83% compared to the end of 2010) and Germany (cuts of over 50% since December 2010). In Spain, the schedule for reducing mobile call termination rates came into play on April 16, 2012, and the target price (1.09 euros) will be attained in July 2013, with a decrease of approximately 75% in wholesale prices. Other countries where rates will fall as from 2012 are the Czech Republic (slightly more than 49%), Ireland (approximately 72%) and Slovakia (approximately 58%).

Other services with regulated prices in Europe include call roaming, SMS and data services. The European Parliament and Council has approved the new Roaming III regulation which replaces all previous regulations. The objective of this Regulation is to set maximum prices for voice and SMS retail and wholesale services between July 2012 and July 2014, which will then be progressively reduced. It also regulates retail and wholesale data roaming charges for the first time.

Additionally, according to Roaming III, from July 2014, mobile operators would be forced to separate the sale of roaming services from their domestic services. This would allow users to choose a different operator for calls made in other Member States. Lastly, in relation to net neutrality, the new European regulatory framework establishes as a general principle the importance of ensuring European citizens have free internet access. Nevertheless, regulators could also adopt at any time measures or additional requirements to reduce roaming prices and fixed and/or mobile termination rates, and force Telefónica to provide third-party access to its networks.

Moreover, in Latin America there is tendency to review –and reduce– mobile network termination rates. For instance, reductions of 61% and 60% have been approved in Mexico and Chile, respectively. In Brazil, in October 2011, the regulator (Anatel) approved the fixed-mobile rate adjustment regulation, which entails a gradual reduction of these rates through to 2014 by applying a CPI-factor, which results in a reduction of approximately 29% in 2012-2014. The absolute decrease in public rates must be passed on to mobile interconnection rates (VU-M). In addition, there is a trend towards reductions in termination rates in Peru, Venezuela and Colombia.

The new regulatory principles established in Europe’s common regulatory framework, adopted in 2009 and transposed in the national legislation of each Member State in which Telefónica operated during 2011 and 2012 could result in increased regulatory pressure on the local competitive environment. Specifically, this framework supports the possibility of national regulators, in specific cases and under exceptional conditions, establishing the functional separation between the wholesale and retail businesses of operators with significant market power and vertically integrated operators, whereby they would be required to offer equal wholesale terms to third-party operators that acquire these products.

The recommendation on the application of the European regulatory policy to next-generation broadband networks drawn up by the European Commission (EC) could also play a key role in the incentives for operators to invest in net fixed broadband networks in the short-term and medium-term, thus affecting the outlook for the business and competition in this market segment. Nonetheless, the EC is currently drafting respective recommendations on cost accounting and non-discrimination, and it is expected that these recommendations, which will affect the earlier recommendation, will be approved in mid-2013. According to statements by Commissioner Kroes, initial evaluations are that the Commission could make the regulation for new generation networks more flexible in exchange for stricter measures on new operators concerning non-discrimination.

Meanwhile, as the Group provides most of its services under licenses, authorizations or concessions, it is vulnerable to economic fines for serious breaches and, ultimately, revocation or failure to renew these licenses, authorizations or concessions or the granting of new licenses to competitors for the provisions of services in a specific market.

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The Telefónica Group pursues their renewal to the extent provided by the contractual conditions, though it cannot guarantee that it will always complete this process successfully or under the most beneficial terms for the Group. In many cases it must satisfy certain obligations, including, among others, minimum specified quality standards, service and coverage conditions and capital investment. Failure to comply with these obligations could result in fines or even revocation or forfeiture of the license, authorization or concession.

Additionally, the Telefónica Group could be affected by regulatory actions carried out by antitrust of competition authorities. These authorizations could prohibit certain actions, such as new acquisitions or specific practices, create obligations or lead to heavy fines. Any such measures implemented by the competition authorities could results in economic and/or reputational loss for the Group, in addition to a loss of market share and/or in harm to the future growth of certain businesses.

Highly competitive markets and markets subject to constant technological development

The Telefónica Group operates in markets that are highly competitive and subject to constant technological development. Therefore, it is subject to the effects of actions by competitors in these markets and its ability to anticipate and adapt to constant technological changes taking place in the industry.

To compete effectively, the Telefónica Group needs to successfully market its products and services and respond to both commercial actions by competitors and other competitive factors affecting these markets, anticipating and adapting promptly to technological changes, changes in consumer preferences and general economic, political and social conditions. Failure to do so appropriately could have an adverse impact on the Group’s financial condition, results of operations and cash flows.

New products and technologies arise constantly, while the development of existing products and technologies can render obsolete the products and services the Telefónica Group offers and the technology it uses. This means that Telefónica must invest in the development of new products, technology and services so it can continue to compete effectively with current or future competitors, and which may result in the decrease of the Group’s revenue margins. In this respect, margins from traditional voice and data business are shrinking, while new sources of revenues are deriving from mobile internet and connectivity services that are being launched. Research and development costs amounted to 1,071 million euros and 983 million euros in 2012 and 2011, respectively, representing 1.7% and 1.6% of the Group’s consolidated revenue, respectively.

One technology that telecommunications operators, including Telefónica (in Spain and Latin America), are focused on is the new FTTx-type network, which offers broadband access using optical fiber with superior services, e.g. internet speed of up to 100mb or HD television services. However, substantial investment is required to deploy these networks, which entails fully or partially substituting copper loop access with optic fiber. As things stand today, scant demand for the capabilities offered by these new networks to end users could make it difficult to quantify the return on investment and justify the high investment.

In addition, many of the aforementioned works directed to network upgrade and to offer new products or services are not entirely under the Telefónica Group’s control and could be constrained by applicable regulation.

Limitations on spectrum capacity could be costly and curtail growth.

Telefónica’s mobile operations in a number of countries may rely on the availability of spectrum. The Company’s failure to obtain sufficient or appropriate spectrum capacity or its capacity to assume the related costs, could have an adverse impact on the quality on the launching and provision of new services and on the Company’s ability to maintain the quality of existing services, which may adversely affect the Group’s financial condition, results of operations and cash flows

In 2012, Telefónica Ireland invested 127 million euros to obtain spectrum in the 800, 900 and 1800 MHz bands. On February 20, 2013, Telefónica UK was granted two blocks of 10 MHz in the 800 MHz spectrum band for the rollout of a nationwide 4G network, total investment was of approximately 645 million euros. Meanwhile, in 2012, an investment was made in spectrum capacity in Nicaragua amounting to 5 million euros. In Brazil, Vivo was awarded a block of band with “X” of 2500 MHz (20+20 MHz), including the 450 MHz band in certain states in 2012. In Venezuela, in August 2012, a concession agreement was signed between Telefónica Venezuela and the regulator for the additional 20 MHz in the 1900 MHz frequency that had been granted to this company. Also in August 2012, Telefónica Móviles Chile, S.A. was awarded radiofrequencies for 4G technology. As regards new spectrum allocations in the countries where the Telefónica Group operates, in 2013 we are expecting auctions to take place in Slovakia, Colombia and Uruguay.

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Supplier failures

As a mobile and fixed telephony operator and provider of telecommunications services and products, the Telefónica Group, like other companies in the industry, depends upon a small number of major suppliers for essential products and services, mainly network infrastructure and mobile handsets. Telefónica Group depends on 13 handset suppliers and five network infrastructure suppliers, which together accounted for 80% of orders in 2012. These suppliers may, among other things, extend delivery times, raise prices and limit supply due to their own shortages and business requirements.

If these suppliers fail to deliver products and services to the Telefónica Group on a timely basis, it could jeopardize network deployment and expansion plans, which in some cases could adversely affect the Telefónica Group’s ability to satisfy its license terms and requirements or have an adverse impact on the Group’s business, financial condition, results of operations and cash flows.

Risks associated with unforeseen network interruptions

Unanticipated network interruptions as a result of system failures, including those due to network, hardware or software or cyber-attacks, which affect the quality of or cause an interruption in the Telefónica Group’s service, could lead to customer dissatisfaction, reduced revenues and traffic, costly repairs, penalties or other measures imposed by regulatory authorities and could harm the Telefónica Group’s reputation.

Telefónica attempts to mitigate these risks through a number of measures, including backup systems and protective systems such as firewalls, virus scanners and other physical and logical security. However, these measures are not always effective. Although the Telefónica Group has insurance policies to cover this type of incidents and risks, these policies may not be sufficient to cover all possible monetary losses, although the claims and loss in revenue caused by service interruptions to date have been covered by these policies.

Electromagnetic radio emissions and possible health risks

Currently, there is significant public concern regarding alleged potential effects of electromagnetic fields, emitted by mobile telephones and base stations, on human health. This social concern has caused certain governments and administrations to take measures that have hindered the deployment of the infrastructures necessary to ensure quality of service and affected the deployment criteria of new networks.

In May 2011, the specialized cancer research body of the World Health Organization (IARC) classified the electromagnetic fields in mobile telephony as “possibly carcinogenic,” a classification which also includes products such as coffee and pickled foods. The World Health Organization subsequently indicated, in its fact sheet no. 193 published in June 2011, that to date it cannot be confirmed that the use of a mobile telephone has adverse effects on health.

The most recent official study (to the best of our knowledge), published in 2012 by Advisory Group on Non-ionising Radiation (AGNIR), concludes that there are not convincing evidences showing that mobile phone technologies cause adverse effects in the health of individuals. It cannot be certain that future reports and medical studies establish a link between the electromagnetic signals or emissions of radio frequencies and health problems.

Irrespective of the scientific evidence that may be obtained and even though the Telefónica Group has considered these risks and has an action plan for the various countries in which it provides services to ensure compliance with codes of good practice and relevant regulations, this concern, may affect the capacity to capture or retain customers, discourage the use of mobile telephones, or lead to legal costs and other expenses.

Society’s worries about radiofrequency emissions could reduce the use of mobile telephones, which could cause the public authorities to implement measures restricting where transmitters and cell sites can be located and how they operate, and the use of our mobile devices, telephones and other products using mobile technology. This could lead to the Company being unable to expand or improve its mobile network. Furthermore, if any relevant authorities request that the thresholds of exposure to electromagnetic fields be reduced, the Company may have to invest in reconstructing its network to comply with these guidelines.

The adoption of new measures by governments or administrations or other regulatory interventions in this respect that may also arise in the future may adversely affect the Group’s business, financial condition, results of operations and cash flows.

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Risk of asset impairment

The Telefónica Group reviews on an annual basis, or more frequently when the circumstances require it, the value of assets and cash-generating units, to assess whether their carrying values can be supported by the future expected cash flows, including, in some cases synergies allowed for in acquisition cost. Potential changes in the regulatory, business, economic or political environment may result in the need to introduce changes to estimates made and recognize impairment losses in goodwill, intangible assets or fixed assets.

Although the recognition of impairments of property, plant and equipment, intangible assets and financial assets results in a non-cash charge on the income statement, it could adversely affect the results of the Telefónica Group’s operations. In this respect, the Telefónica Group has experienced impairment losses on certain of its investments, affecting the results of the year in which they were made. In 2012, an impairment loss was recognized on the stake in Telco, S.p.A. which, coupled with the impact of the recovery of all the operational synergies considered at the time of the investment and the profit contribution for the year, resulted in a negative impact of 1,277 million euros. In 2012, an impairment loss in goodwill was recognized amounting to 414 million euros for Telefónica operations in Ireland which, combined with the write-off of the intangible asset associated with the customer portfolio allocated to this market, resulted in a negative impact of 527 million euros.

Risks associated with internet

Our internet access and hosting services may involve us in civil liability for illegal or illicit use of the internet. In addition, Telefónica, like all telecommunications services providers, may be held liable for the loss, release or inappropriate modification of the customer data stored on its services or carried by its networks

In most countries in which Telefónica operates, the provision of its internet access and hosting services (including the operation of websites with shelf-generated content) are regulated under a limited liability regime applicable to the content that it makes available to the public as a technical service provider, particularly content protected by copyright or similar laws. However, regulatory changes have been introduced imposing additional obligations on access providers (such as. blocking access to a website) as part of the struggle against some illegal or illicit uses of the internet, notably in Europe.

Other risks

Litigation and other legal proceedings

Telefónica and Telefónica Group companies are party to lawsuits and other legal proceedings in the ordinary course of their businesses, the financial outcome of which is unpredictable. An adverse outcome or settlement in these or other proceedings could result in significant costs and may have a material adverse effect on the Group’s business, financial condition, results of operations and cash flows.

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Trend evolution

Telefónica is an integrated diversified telecommunications group that offers a wide range of services, mainly in Europe and Latin America. Its core business is the provision of fixed and mobile telephony, broadband, internet, data, pay TV and value added services, among others. The Group’s operations in 25 countries, managed through a regional organization geared towards certain businesses in global units, enable it to leverage the strong local positioning, as well as the advantages afforded by the scale, two features that have been reinforced by the opportunities arising from the Group’s holdings in and strategic alliances with China Unicom and Telecom Italia.

As a multinational telecommunications company that operates in regulated markets, Telefónica is subject to different laws and regulations in each of the jurisdictions in which it provides services. Telefónica expects the regulatory landscape to continue to change in Europe as a consequence of the revised regulations resulting from the implementation of the review of the common regulatory framework currently in place in the European Union. In addition, Telefónica may also face pressure from regulatory initiatives in some European countries regarding tariffs, the reform of rights of spectrum use and allocation, issues related to the quality of service, and the regulatory treatment of new broadband infrastructure deployments.

Telefónica faces intense competition in the vast majority of the markets it operates in, and is therefore subject to the effects of actions taken by its competitors. The intensity of the competition may deepen, which could have an impact on tariff structures, consumption, market share and commercial activity and negatively affect the number of customers, revenues and profitability.

However, Telefónica believes that it is in a strong competitive position in most of the markets where it operates, which it expects to help enable it to continue taking advantage of the growth opportunities that arise in these markets, such as by boosting both fixed and mobile broadband services and by furthering the development of services beyond connectivity, information technology services and related businesses. In this respect, Telefónica seeks to lead the industry by anticipating trends in the new digital environment.

Telefónica embarked on a restructuring in September 2011 with the aim of reinforcing its growth story, actively participating in the digital world and capturing the most of the opportunities afforded by its scale and industrial alliances. This new organization gave rise to two cross-cutting areas, Telefónica Digital and Telefónica Global Resources, in addition to the Telefónica Europe and Telefónica Latin America business segments. This structure should bolster Telefónica’s place in the digital world, enabling it to tap any growth opportunities arising in this environment, drive innovation, strengthen the product and services portfolio and maximize the advantages afforded by its global customer bases in an increasingly connected world. In addition, the creation of a Global Resources operating unit ensures the profitability and sustainability of the business by leveraging economies of scale and driving Telefónica’s transformation into a fully global company. Telefónica Europe’s and Telefónica Latin America’s objective is to shore up the results of the business and generate sustainable growth through available capacity, backed by the Global Corporation.

In Europe, customers remain at the core of the Group’s strategy and management priorities in the region in order to provide a high level of customer satisfaction with our services. With the objective of offering our customers the best value, we aim to boost the mobile broadband services, adding new products and services to our current services. In such a competitive market such as presently prevails, we will dedicate our efforts on reinforcing our market positioning. Another objective in coming years is to improve operating efficiency, for which we are rolling out several local and regional initiatives, such as network sharing agreements, with the support of Telefónica Global Resources.

In Telefónica Europe, in Spain, a transformation strategy was kicked off half way through 2011 to improve the Company’s competitive position in the market and boost the efficiency of its business model. This strategy has led to major changes in the sales and operating model, such as improvements to the value proposition and service quality by the end of 2011 through the launch of a new tariff portfolio, the elimination of subsidies to attract customers in March 2012, and the launch of Movistar Fusión (convergent offer meeting all home communication needs). Telefónica will continue to focus on service quality, improving the effectiveness of campaigns in the sales channel, and further increasing network quality and characteristics (by developing fiber optics). The aim of this strategy is to boost customer satisfaction by offering them a portfolio of products and services that best meets their communication needs.

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In Latin America, Telefónica’s strategy is based on a regional model that captures growth and efficiency of scale without losing sight of the local management of the client. Telefónica expects the mobile business to continue to play a fundamental role as an engine of regional growth. That is why we will continue to improve the capacity and coverage of our networks, adapting our distribution channel to enhance the quality of our offerings both in voice and data in order to keep and attract high-value customers. Regarding the fixed telephony business, we will encourage the increase of broadband speed and expand the supply of bundled services. Meanwhile, we will further advance efficiency, in operational and commercial terms, and attempt to achieve further synergies by implementing global, regional and local projects.

In summary, in the context of intense competition and regulatory pressure on pricing, Telefónica aims to continue strengthening its business model to make it more efficient and capture the synergies arising from the integrated approach of businesses, processes and technologies, while focusing even more on the client and staying ahead of trends in the new digital world.

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Events after the reporting period

The following events regarding the Company took place between the reporting date and the date of preparation of the accompanying financial statements:

•	On January 22, 2013, Telefónica Emisiones, S.A.U., as part of the European Medium Term Note (“EMTN”) registered with the Financial Services Authority (FSA) in London and updated on June 12, 2012, issued bonds for an aggregate amount of 1,500 million euros maturing on January 23, 2023. These bonds are guaranteed by Telefónica, S.A.

•	In January 2013, Telefónica made repayments for an aggregate amount of 1,830 million euros of the syndicated loan signed on July 28, 2010.

•	On February 4, 2013 Telefónica Emisiones, S.A.U. redeemed bonds that were issued on July 2, 2007, for an aggregate amount of 750 million US dollars and 850 million US dollars (approximately 1,213 million euros). These bonds were guaranteed by Telefónica, S.A.

•	On February 14, 2013 Telefónica Emisiones, S.A.U. redeemed bonds that were issued on October 31, 2004, for an aggregate amount of 1,500 million US dollars. These bonds were guaranteed by Telefónica, S.A.

•	On February 21, 2013, Telefónica, S.A. arranged financing for the purchase of capital goods worth 206 million euros maturing in 2016.

•	On February 22, 2013, Telefónica, S.A. arranged financing for the purchase of capital goods worth 1,001 million US dollars (approximately 759 million euros). At the date of authorization for issue of these financial statements, no amount of this financing had been drawn down

•	On February 22, 2013, Telefónica, S.A. arranging refinancing of 1,400 million euros for Tranche A2 (initially for 2,000 million euros with expected maturity on July 28, 2014) of the 8,000 million euros syndicated loan arranged on July 28, 2010. This refinancing entails two tranches: a syndicated loan of 700 million euros maturing in 2017 and a syndicated loan of 700 million euros maturing in 2018.

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Annual Corporate Governance Report

A. Ownership structure

A.1 Complete the following table on the company’s share capital:

Date of last modification	Share capital (€)	Number of shares	Number of voting rights
06-08-2012	4,551,024,586.00	4,551,024,586	4,551,024,586

Indicate whether different types of shares exist with different associated rights:

No

A.2	List the direct and indirect holders of significant ownership interests in your organization at year-end, excluding directors:

Name or corporate name of shareholder	Number of direct voting rights	Number of indirect voting rights (*)	% of total voting rights
Banco Bilbao Vizcaya Argentaria, S.A.	261,514,757	283,680	5.753
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	0	254,697,815	5.596
Blackrock, Inc.	0	177,257,649	3.895

Name or corporate name of indirect shareholder	Through: name or corporate name of direct shareholder	Number of direct voting rights	% of total voting rights
Banco Bilbao Vizcaya Argentaria, S.A.	BBVA Broker Correduria de Seguros y Reaseguros, S.A.	7,856	0.000
Banco Bilbao Vizcaya Argentaria, S.A.	BBVA Seguros, S.A. de Seguros y Reaseguros	268,324	0.006
Banco Bilbao Vizcaya Argentaria, S.A.	UNNIM GESFONS SGIIC,S.A.	7,500	0.000
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Caixabank, S.A.	253,970,964	5.581
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Compañía Andaluza de Rentas e Inversiones, S.A.	682,500	0.015
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	VidaCaixa, S.A. de Seguros y Reaseguros	44,351	0.001
Blackrock, Inc.	Blackrock Investment Management (UK)	177,257,649	3.895

Indicate the most significant movements in the shareholder structure during the year.

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A.3 Complete the following tables on company directors holding voting rights through company shares.

Name or corporate name of director	Number of direct voting rights	Number of indirect voting rights (*)	% of total voting rights
Mr. César Alierta Izuel	4,339,383	80,053	0.097
Mr. Isidro Fainé Casas	508,875	0	0.011
Mr. José María Abril Pérez	94,586	108,386	0.004
Mr. Julio Linares López	418,946	1,887	0.009
Mr. José María Álvarez-Pallete López	325,734	0	0.007
Mr. Alfonso Ferrari Herrero	586,352	19,499	0.013
Mr. Antonio Massanell Lavilla	2,346	0	0.000
Mr. Carlos Colomer Casellas	17,102	95,448	0.002
Mr. Francisco Javier de Paz Mancho	55,273	0	0.001
Mr. Gonzalo Hinojosa Fernández de Angulo	87,725	447,474	0.012
Mr. Ignacio Moreno Martínez	12,713	0	0.000
Mr. José Fernando de Almansa Moreno-Barreda	19,449	0	0.000
Mr. Luiz Fernando Furlán	34,035	0	0.001
Ms. María Eva Castillo Sanz	97,089	0	0.002
Mr. Pablo Isla Álvarez de Tejera	8,816	0	0.000
Mr. Peter Erskine	71,081	0	0.002
Mr. Santiago Fernández Valbuena	505,949	50,000	0.012
% of total voting rights held by the Board of Directors			0.176

Complete the following tables on share options held by directors:

Name or corporate name of director	Number of direct share options	Number of indirect share options	Equivalent number of shares	% of total voting rights
Mr. César Alierta Izuel	170,897	0	170,897	0.004
Mr. César Alierta Izuel (2)	100,000	0	10,000,000	0.002
Mr. César Alierta Izuel (3)	574,334	0	897,397	0.013
Mr. Julio Linares López	128,173	0	128,173	0.003
Mr. Julio Linares López (2)	163,828	0	255,983	0.004
Mr. José María Álvarez-Pallete López	77,680	0	77,680	0.002
Mr. José María Álvarez-Pallete López (2)	267,650	0	418,204	0.006
Ms. María Eva Castillo Sanz	95,864	0	149,787	0.002
Mr. Santiago Fernández Valbuena	77,680	0	77,680	0.002
Mr. Santiago Fernández Valbuena (2)	182,742	0	285,536	0.004

A.4	Indicate, as applicable, any family, commercial, contractual or corporate relationships between owners of significant shareholdings, insofar as these are known by the company, unless they are insignificant or arise from ordinary trading or exchange activities.

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A.5	Indicate, as applicable, any commercial, contractual or corporate relationships between owners of significant shareholdings, and the company and/or its group, unless they are insignificant or arise from ordinary trading or exchange activities.

Name or company name of related party	Type of relationship	Brief description
Banco Bilbao Vizcaya Argentaria, S.A.	Corporate	Joint shareholding with Telefónica Móviles España, S.A.U. in Mobipay España, S.A.

Banco Bilbao Vizcaya Argentaria, S.A.	Corporate	Joint shareholding of Banco Bilbao Vizcaya Argentaria, S.A. or any of the Group Companies with Telefónica, S.A.,” in Telefónica Factoring, S.A., Telefónica Factoring Perú, S.A.A., Telefónica Factoring Colombia, S.A., Telefónica Factoring Brasil, S.A., Telefónica Factoring México, S.A. de C.V. SOFOM, ENR, and Telefónica Factoring Chile, S.A.

Caja de Ahorros y pensiones de Barcelona, “La Caixa”	Corporate	Joint shareholding of Caixabank, S.A. with Telefónica, S.A. and Banco Bilbao Vizcaya Argentaria, S.A. or any of the Group Companies in Telefónica Factoring, S.A., Telefónica Factoring Perú, S.A.A., Telefónica Factoring Colombia, S.A., Telefónica Factoring Brasil, S.A., Telefónica Factoring México, S.A. de C.V. SOFOM, ENR, and Telefónica Factoring Chile, S.A.

A.6	Indicate whether any shareholders’ agreements have been notified to the company pursuant to article 112 of the Securities’ Market Act (Ley del Mercado de Valores). Provide a brief description and list the shareholders bound by the agreement, as applicable.

Yes

% of share capital affected	0.87

Brief description of the agreement:

In accordance with the provisions of article 112, section 2 of the Securities Market Act 24/1988, of July 28 (currently replaced by article 531 section 1 of the revised text of the Corporate Enterprises Act approved by Royal Legislative decree 1/2010, of 2 July), on 22 October 2009, the Company notified the Spanish Securities Market Commission in writing that on September 6, 2009 it had entered into a mutual share exchange agreement between Telefónica and China Unicom (Hong Kong) Limited, whose clauses 8.3 and 9.2 are considered a shareholder agreement as per article 518 of the Corporate Enterprises Act. By virtue of these clauses, Telefónica, while the strategic alliance agreement is in force, is bound not to offer, issue or sell a significant number of its shares or any convertible security or security that confers the right to subscribe or acquire a significant number of shares of Telefónica, S.A. to any of the main competitors of China Unicom (Hong Kong) Limited, at the moment. In addition, China Unicom (Hong Kong) Limited, undertook for a period of one year not to sell, use or transfer, directly or indirectly, its share in Telefónica’s voting share capital (excluding intragroup transfers). This undertaking was deprived of effect as with the aforementioned period of one year having expired.

At the same time, both parties also assumed similar obligations as the ones refered above with respect to the share capital of China Unicom (Hong Kong) Limited.

This mutual share exchange agreement, which includes the shareholder agreement, was filed in the Madrid Mercantile Registry on November 24, 2009.

Parties to the shareholders’ agreement
China Unicom (Hong Kong) Limited
Telefónica, S.A.

A.7	Indicate whether the company is aware of the existence of any concerted actions among its shareholders. Give a brief description as applicable.

No

Expressly indicate any amendments to or termination of such agreements or concerted actions that could have taken place during the year.

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On January 23, 2011, Telefónica, S.A. and China Unicom (Hong Kong) Limited (“China Unicom”) signed an extension to their Strategic Partnership Agreement, in which both companies agreed to strengthen and deepen their strategic cooperation in certain business areas, and committed to investing the equivalent of 500 million US dollars in ordinary shares of the other party. Telefónica agreed to acquire through its subsidiary Telefónica Internacional, S.A.U. a number of China Unicom shares to the value of 500 million US dollars from third parties, within nine months from the agreement date. Additionally in recognition of China Unicom’s stake in Telefónica, the latter commits to proposing the appointment of a board member nominated by China Unicom in the next General Shareholders’ Meeting, in accordance with prevailing legislation and the Company’s Bylaws. Executing the stated before, the General Shareholders’ Meeting held on May 18, 2011 duly approved the appointment of China Unicom’s nominee, Mr. Chang Xiaobing, as member of the Board of Directors.

China Unicom completed the acquisition of Telefónica shares on January 28, 2011, giving it ownership of 1.37% of the Company’s capital.

One the other hand, the Telefónica Group purchased China Unicom shares during 2011 to the amount of 358 million euros. At December 31, 2011, the Telefónica Group held a 9.57% stake in the company.

On July 10, 2012, Telefónica, S.A. through its wholly-owned subsidiary Telefónica Internacional, S.A.U., and China United Network Communications Group Company Limited, through a wholly-owned subsidiary, signed an agreement for the purchase by the latter of 1,073,777,121 shares in China Unicom (Hong Kong) Limited owned by Telefónica, equivalent to 4.56% of total capital in that company.

After securing the regulatory authorizations requisite, on July 30, 2012 the sales transaction was completed.

Subsequent to the transaction, bothTelefónica and China Unicom remain firmly committed to their strategic partnership.

Telefónica has agreed not to sell the shares it holds directly and indirectly in China Unicom for a period of 12 months as from the date of the agreement.

Telefónica will also continue to enjoy representation on China Unicom’s board of directors, while Telefónica’s Board of Directors will continue to include a representative of China Unicom.

A.7	Indicate whether any individuals or bodies corporate currently exercise control or could exercise control over the company in accordance with article 4 of the Spanish Securities’ Market Act. If so, identify.

No

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A.8 Complete the following tables on the company’s treasury shares.

At the close of the financial year:

Number of shares held directly	Number of shares held indirectly (*)	% of total share capital
47,847,809	1	1.051

(*)	Through:

Name or corporate name of direct shareholder	Number of shares held directly
Telefónica Móviles Argentina, S.A.	1

Total	1

Give details of any significant changes during the year, in accordance with Royal Decree 1362/2007.

Date of notification	Total number of direct shares acquired	Total number of indirect shares acquired	% of total share capital
14/02/2012	46,947,192	15,177	1.021
21/05/2012	49,627,388	0	1.087
30/10/2012	47,640,860	0	1.047

Gain/(loss) on treasury shares sold during the year (thousands of euros)	-39,582

A.9	Give details of the applicable conditions and time periods governing any resolutions of the General Shareholders’ Meeting authorizing the Board of Directors to purchase and/or transfer the treasury shares.

At Telefónica’s Ordinary General Shareholders’ Meeting held on June 2, 2010, the shareholders resolved to renew the authorization granted at the GSM of June 23, 2009, for the derivative acquisition of treasury stock, either directly or through Group companies, in the terms literally transcribed below:

“To authorize, pursuant to the provisions of Section 75 et seq. of the Spanish Companies Act [Ley de Sociedades Anónimas, or LSA for its initials in Spanish], the derivative acquisition by Telefónica, S.A. –either directly or through any of the subsidiaries of which it is the controlling company– at any time and as many times as it deems appropriate, of its own fully- paid shares through purchase and sale, exchange or any other legal transaction.

The minimum price or consideration for the acquisition shall be equal to the par value of the shares of its own stock acquired, and the maximum acquisition price or consideration for the acquisition shall be equal to the listing price of the shares of its own stock acquired by the Company on an official secondary market at the time of the acquisition.

Such authorization is granted for a period of 5 years as from the date of this General Shareholders’ Meeting and is expressly subject to the limitation that the par value of the Company’s own shares acquired pursuant to this authorization added to those already held by Telefónica, S.A. and any of its controlled subsidiaries shall at no time exceed the maximum amount permitted by the Law at any time, and the limitations on the acquisition of the Company’s own shares established by the regulatory Authorities of the markets on which the shares of Telefónica, S.A. are traded shall also be observed.

It is expressly stated for the record that the authorization granted to acquire shares of its own stock may be used in whole or in part to acquire shares of Telefónica, S.A. that it must deliver or transfer to directors or employees of the Company or of companies of its Group, directly or as a result of the exercise by them of option rights, all within the framework of duly approved compensation systems referencing the listing price of the Company’s shares.

To authorize the Board of Directors, as broadly as possible, to exercise the authorization granted by this resolution and to implement the other provisions contained therein; such powers may be delegated by the Board of Directors to the Executive Commission, the Executive Chairman of the Board of Directors, the Chief Operating Officer or any other person expressly authorized by the Board of Directors for such purpose.

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To deprive of effect, to the extent of the unused amount, the authorization granted under Item IV on the Agenda by the Ordinary General Shareholders Meeting of the Company on June 23, 2009”

A.10	Indicate, as applicable, any restrictions imposed by Law or the company’s bylaws on exercising voting rights, as well as any legal restrictions on the acquisition or transfer of ownership interests in the share capital.

Indicate whether there are any legal restrictions on exercising voting rights:

No

Maximum percentage of voting rights a shareholder can exercise in accordance with legal restrictions	0

Indicate whether there are any restrictions included in the bylaws on exercising voting rights.

Yes

Maximum percentage of voting rights a shareholder can exercise in accordance with the company’s bylaws	10.000

Description of restrictions on the exercise of voting rights, under law or the company’s bylaws

According to Article 21 of the Company’s Bylaws, no shareholder can exercise votes in respect of more than 10 per cent of the total shares with voting rights outstanding at any time, irrespective of the number of shares they may own This restriction on the maximum number of votes that each shareholder can cast refers solely to shares owned by the shareholder concerned and cast on their own behalf. It does not include additional votes cast on behalf of other shareholders who may have appointed them as proxy, who are themselves likewise restricted by the 10 per cent voting ceiling.

The 10 per cent limit described above also applies to the number of votes that can be cast either jointly or separately by two or more legal entity shareholders belonging to the same corporate group and to the number of votes that may be cast altogether by an individual or legal entity shareholder and any entity or entities that they directly or indirectly control and which are also shareholders.

Bbesides, in relation to the above and in accordance with the provisions of article 527 of the Corporate Enterprises Act, any clauses in the bylaws of listed corporations that directly or indirectly restrict the number of shares that may be cast by a single shareholder by shareholders belonging to the same group or by any parties acting together with the aforementioned, will rendered null and void when, subsequent to a takeover bid, the buyer has a stake equal to or over 70% of share capital which confers voting rights, unless the buyer was not subject to neutralization measures to prevent a takeover bid or had not adapted these measures accordingly.

Indicate if there are any legal restrictions on the acquisition or transfer of share capital.

No

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A.11	Indicate whether the General Shareholders’ Meeting has agreed to take neutralization measures to prevent a public takeover bid by virtue of the provisions of Act 6/2007.

No

If applicable, explain the measures adopted and the terms under which these restrictions may be lifted.

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B. Company management structure

B.1 Board of Directors

B.1.1 List the maximum and minimum number of directors as set out in the bylaws.

Maximum number of directors	20
Minimum number of directors	5

B.1.2	Complete the following table with board members’ details:

Name or corporate name of director	Representative	Position on the board	Date of first appointment	Date of last appointment	Election procedure
Mr. César Alierta Izuel	—	Chairman	01/29/1997	05/14/2012	Vote at General Shareholders’ Meeting
Mr. Isidro Fainé Casas	—	Vice Chairman	01/26/1994	05/18/2011	Vote at General Shareholders’ Meeting
Mr. José María Abril Pérez	—	Vice Chairman	07/25/2007	04/22/2008	Vote at General Shareholders’ Meeting
Mr. Julio Linares López	—	Vice Chairman	12/21/2005	05/18/2011	Vote at General Shareholders’ Meeting
Mr. José María Álvarez-Pallete López	—	Chief Executive Officer	07/26/2006	05/14/2012	Vote at General Shareholders’ Meeting
Mr. Alfonso Ferrari Herrero	—	Director	03/28/2001	05/18/2011	Vote at General Shareholders’ Meeting
Mr. Antonio Massanell Lavilla	—	Director	04/21/1995	05/18/2011	Vote at General Shareholders’ Meeting
Mr. Carlos Colomer Casellas	—	Director	03/28/2001	05/18/2011	Vote at General Shareholders’ Meeting
Mr. Chang Xiaobing	—	Director	05/18/2011	05/18/2011	Vote at General Shareholders’ Meeting
Mr. Francisco Javier de Paz Mancho	—	Director	12/19/2007	04/22/2008	Vote at General Shareholders’ Meeting
Mr. Gonzalo Hinojosa Fernández de Angulo	—	Director	04/12/2002	05/14/2012	Vote at General Shareholders’ Meeting
Mr. Ignacio Moreno Martínez	—	Director	12/14/2011	05/14/2012	Vote at General Shareholders’ Meeting
Mr. José Fernando de Almansa Moreno-Barreda	—	Director	02/26/2003	04/22/2008	Vote at General Shareholders’ Meeting
Mr. Luiz Fernando Furlán	—	Director	01/23/2008	04/22/2008	Vote at General Shareholders’ Meeting
Ms. María Eva Castillo Sanz		Director	01/23/2008	04/22/2008	Vote at General Shareholders’ Meeting
Mr. Pablo Isla Álvarez de Tejera	—	Director	04/12/2002	05/14/2012	Vote at General Shareholders’ Meeting
Mr. Peter Erskine	—	Director	01/25/2006	05/18/2011	Vote at General Shareholders’ Meeting
Mr. Santiago Fernández Valbuena	—	Director	09/17/2012	09/17/2012	Cooption
Total number of directors
18

Indicate any board members who left during the reporting period.

Name or corporate name of director	Status of the director at the time	Leaving date
Mr. David Arculus	Independent	09/17/2012

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B.1.3 Complete	the following tables on board members and their respective categories:

EXECUTIVE DIRECTORS

Name or corporate name of director	Committee proposing appointment	Post held in the company
Mr. César Alierta Izuel	Nominating, Compensation and Corporate Governance Committee	Executive Chairman
Mr. José María Álvarez-Pallete López	Nominating, Compensation and Corporate Governance Committee	Chief Operating Officer (C.O.O.)
Ms. María Eva Castillo Sanz	Nominating, Compensation and Corporate Governance Committee	Chairwoman Telefónica Europe
Mr. Santiago Fernández Valbuena	Nominating, Compensation and Corporate Governance Committee	Chairman Telefónica Latin America
Total number of executive directors		4
% of the board		22.222

EXTERNAL PROPRIETARY DIRECTORS

Name or corporate name of director	Committee proposing appointment	Name or corporate name of significant shareholder represented or proposing appointment
Mr. Isidro Fainé Casas	Nominating, Compensation and Corporate Governance Committee	Caja de Ahorros y Pensiones de Barcelona, “la Caixa”
Mr. José María Abril Pérez	Nominating, Compensation and Corporate Governance Committee	Banco Bilbao Vizcaya Argentaria, S.A.
Mr. Antonio Massanell Lavilla	Nominating, Compensation and Corporate Governance Committee	Caja de Ahorros y Pensiones de Barcelona, “la Caixa”
Mr. Chang Xiaobing	Nominating, Compensation and Corporate Governance Committee	China Unicom (Hong Kong) Limited
Mr. Ignacio Moreno Martínez	Nominating, Compensation and Corporate Governance Committee	Banco Bilbao Vizcaya Argentaria, S.A.
Total number of proprietary directors		5
% of the board		27.778

INDEPENDENT EXTERNAL DIRECTORS

Name or corporate name of director	Profile
Mr. Alfonso Ferrari Herrero	Industrial Engineer. Formerly Executive Chairman of Beta Capital, S.A. and senior manager at Banco Urquijo.
Mr. Carlos Colomer Casellas	Graduate in Economics. Chairman of the Colomer Group.
Mr. Francisco Javier de Paz Mancho	Graduate in Information and Advertising. Law Studies. IESE Business Management Program. Formerly Chairman of the State- owned company MERCASA.
Mr. Gonzalo Hinojosa Fernández de Angulo	Industrial Engineer. Formerly Chairman and CEO of Cortefiel Group.
Mr. Luiz Fernando Furlán	Degrees in chemical engineering and business administration, specializing in financial administration. From 2003 to 2007 he was Minister of Development, Industry and Foreign Trade of Brazil.
Mr. Pablo Isla Álvarez de Tejera	Law Graduate. Member of the Body of State Lawyers (on sabbatical). Chairman and CEO of Inditex, S.A.
Mr. Peter Erskine	Psychology Graduate. Was General manager of Telefónica Europe until 2007. Currently Chairman of Ladbrokes, Plc.
Total number of independent directors	7
% of the board	38.889

Telefónica, S.A.    138

2012 Financial Statements

OTHER EXTERNAL DIRECTORS

Name or corporate name of director	Committee proposing appointment
Mr. Julio Linares López	Nominating, Compensation and Corporate Governance Committee
Mr. José Fernando de Almansa Moreno-Barreda	Nominating, Compensation and Corporate Governance Committee
Total number of other external directors	2
% of the board	11.111

Telefónica, S.A.    139

2012 Financial Statements

List the reasons why these cannot be considered proprietary or independent directors and detail their relationships with the company, its executives or shareholders.

Name or corporate name of director	Reasons	Company, executive or shareholder with whom the relationship is maintained

Mr. Julio Linares López	On September 17, 2012, Mr. Julio Linares López resigned from his post as COO of Telefónica, S.A. and his managerial post in the Telefónica Group and therefore went from being an Executive Director to being classified in the “Other External Directors” category.	Telefónica, S.A.

Mr. José Fernando de Almansa Moreno-Barreda

Mr. de Almansa was appointed a Member of the Board of Directors of Telefónica, S.A. with the qualification of independent Director, on February 26, 2003, following a favorable report from the Nominating, Compensation and Corporate Governance Committee.

In accordance with the criteria established in the Unified Code on Good Governance with regard to the qualification of Directors and taking into account the concurrent circumstances in this specific case, the Company considers that Mr. Almansa belongs to the category of “other external Directors”, for the following reasons:

•       He is an alternate Director (independent and non-proprietary) of Grupo Financiero BBVA Bancomer, S.A. de C.V. (controlling company of BBVA Group related to financial services in Mexico) and of BBVA Bancomer, S.A., and has never had an executive role.

•       He was the CEO of the Mexican company Servicios Externos de Apoyo Empresarial, S.A. de C.V., belonging to the BBVA Group, until March 2008.

BBVA Bancomer

List any changes in the category of each director which have occurred during the year.

Name or corporate name of director	Date of change	Previous classification	Current classification
Mr. Julio Linares López	09/17/2012	Executive	Other external
Ms. María Eva Castillo Sanz	09/17/2012	Independent	Executive
Mr. Peter Erskine	12/31/2012	Other external	Independent

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2012 Financial Statements

B.1.4 Explain, when applicable, the reasons why proprietary directors have been appointed upon the request of shareholders who hold less than 5% of the share capital:

Name or corporate name of shareholder	Reasons
China Unicom (Hong Kong) Limited

As explained in section A.6 of this report, on January 23, 2011, expanding on their existing strategic partnership, Telefónica, S.A. and China Unicom (Hong Kong) Limited (“China Unicom”) signed an extension to their Strategic Partnership Agreement, in which both companies agreed to strengthen and deepen their strategic cooperation in certain business areas, and committed to investing the equivalent of 500 million US dollars in ordinary shares of the other party. Telefónica also agreed to propose the appointment of a board member nominated by China Unicom in the next General Shareholders’ Meeting, in accordance with prevailing legislation and the Company’s Bylaws.

The General Shareholders’ Meeting held on May 18, 2011 approved the appointment of China Unicom’s nominee, Mr. Chang Xiaobing, as member of the Board of Directors in accordance with the addendum to the Strategic Partnership Agreement signed in January 2011. This commitment to China Unicom is a consequence of the Strategic Partnership, which is intended to strengthen Telefónica’s position in the global communications market.

Provide details of any rejections of formal requests for board representation from shareholders whose equity interest is equal to or greater than that of other shareholders who have successfully requested the appointment of proprietary directors. If so, explain why these requests have not been entertained:

No

B.1.5 Indicate whether any director has resigned from office before their term of office has expired, whether that director has given the board his/her reasons and through which channel. If made in writing to the whole board, list below the reasons given by that director:

Yes

Name of director	Reasons for resignation
Mr. David Arculus	Mr. David Arculus tendered his voluntary resignation as director of Telefónica, S.A. based on personal issues to the Chairman of the Board through a letter dated September 14, 2012. The rest of the Board was duly notified at the meeting held on September 17, 2012.

B.1.6 Indicate what powers, if any, have been delegated to the Chief Executive Officer:

• Mr. César Alierta Izuel – Executive Chairman (Chief Executive Officer)

The Chairman of the Company, as the Chief Executive Officer, has been expressly delegated all the powers of the Board of Directors, except those that cannot be delegated by Law, by the Company Bylaws, or by the Regulations of the Board of Directors which establishes, in Article 5.4, the competencies that the Board of Directors reserves itself, and may not delegate.

Article 5.4 specifically stipulates that the Board of Directors reserves the power to approve: (i) approve the general policies and strategies of the Company; (ii) evaluate the performance of the Board of Directors, its Committees and the Chairman; (iii) appoint Senior Executives, as well as the remuneration of Directors and Senior Executives; and (iv) decide strategic investments.

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• Mr. José María Álvarez-Pallete – Chief Operating Officer

The Chief Operating Officer has been delegated those powers of the Board of Directors related to the management of the business and the performance of the highest executive functions over all the Company’s business areas, except those which cannot be delegated by Law, under the Company Bylaws or according to the Regulations of the Board of Directors.

B.1.7 List the directors, if any, who hold office as directors or executives in other companies belonging to the listed company’s group:

Name or corporate name of director	Corporate name of the group company	Post

Mr. Alfonso Ferrari Herrero	Telefónica Chile, S.A. Telefónica del Perú, S.A.A.	Alternate Director Director

Mr. Francisco Javier de Paz Mancho	Telefónica Brasil, S.A. Telefónica de Argentina, S.A.	Director Director

Mr. Gonzalo Hinojosa Fernández de Angulo	Telefónica del Perú, S.A.A.	Director

Mr. José Fernando de Almansa Moreno-Barreda	Telefónica Brasil, S.A. Telefónica Móviles México, S.A. de C.V.	Director Director

Mr. Luiz Fernando Furlán	Telefónica Brasil, S.A.	Director

Ms. María Eva Castillo Sanz	Telefónica Czech Republic, A.S. Telefónica Deutschland Holding, A.G. Telefónica Europe, Plc.	Chairman of Supervisory Board Chairman of Supervisory Board Chairwoman

Mr. Santiago Fernández Valbuena

Colombia Telecomunicaciones, S.A. Esp

Telefónica América, S.A.

Telefónica Brasil, S.A.

Telefónica Capital, S.A.

Telefónica Chile, S.A.

Telefónica Internacional, S.A.U.

Telefónica Móviles México, S.A. de C.V.

Director Chairman Vice Chairman Sole Director Alternate Director Chairman Vice Chairman

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B.1.8	List any company board members who sit on the boards of directors of other non-group companies that are listed on official securities markets in Spain, insofar as these have been disclosed to the company:

Name or corporate name of director	Name of listed company	Post
Mr. César Alierta Izuel	International Consolidated Airlines Group, S.A. (“IAG”)	Director

Mr. Isidro Fainé Casas	Caixabank, S.A.	Chairman

	Abertis Infraestructuras, S.A.	Vice Chairman
Mr. Isidro Fainé Casas	Repsol YPF, S.A.	2nd Vice Chairman

	Vueling Airlines, S.A.	Director

	Abertis Infraestructuras, S.A.	Director

	Inversiones Mobiliarias Urquiola, S.A. SICAV	Chairman

Mr. Carlos Colomer Casellas	Ahorro Bursatil, S.A. SICAV	Chairman

Mr. Ignacio Moreno Martínez	Metrovacesa, S.A.	Chairman

Ms. María Eva Castillo Sanz	Bankia, S.A.	Director

Mr. Pablo Isla Alvarez de Tejera	Inditex, S.A.	Chairman- CEO

B.1.9	Indicate and, where appropriate, explain whether the company has established rules about the number of boards on which its directors may sit:

Yes

Explanation of rules

The Regulations of the Board of Directors (Article 29.2) establish as one of the obligations of the Directors that they must devote the time and efforts required to perform their duties and, to such end, shall report to the Nominating, Compensation and Corporate Governance Committee on their other professional obligations if they might interfere with the performance of their duties as Directors.

B.1.10	In relation with Recommendation 8 of the Unified Good Governance Code, indicate the company’s general policies and strategies that are reserved for approval by the board of directors in plenary session:

Investment and financing policy	Yes
Design of the structure of the corporate group	Yes
Corporate governance policy	Yes
Corporate social responsibility policy	Yes
The strategic or business plans, management targets and annual budgets	Yes
Remuneration and evaluation of senior officers	Yes
Risk control and management, and the periodic monitoring of internal information and control systems	Yes
Dividend policy, as well as the policies and limits applying to treasury stock	Yes

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B.1.11	Complete the following tables on the aggregate remuneration paid to directors during the year:

a) In the reporting company:

Concept	Thousands of euros
Fixed remuneration	10,265
Variable remuneration	10,502
Per diems	263
Statutory compensation	0
Share options and/or other financial instruments	0
Other	26,868
Total	47,898

Other benefits	Thousands of euros
Advances	0
Loans	0
Pension funds and plans: Contributions	34
Pension funds and plans: Obligations	0
Life insurance premiums	94
Guarantees issued by the company in favor of directors	0

b) For company directors sitting on other governing bodies and/or holding senior management posts within group companies:

Concept	Thousands of euros
Fixed remuneration	1,557
Variable remuneration	0
Per diems	0
Statutory compensation	0
Share options and/or other financial instruments	0
Other	1,098
Total	2,655

Other benefits	Thousands of euros
Advances	0
Loans	0
Pension funds and plans: Contributions	0
Pension funds and plans: Obligations	0
Life insurance premiums	6
Guarantees issued by the company in favor of directors	0

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c) Total remuneration by type of director:

Type of director	By the company	By the group
Executive	11,009	521
External proprietary	1,185	0
External independent	2,200	1,742
Other external	33,504	392
Total	47,898	2,655

d) Remuneration as a percentage of profit attributable to the parent company:

Total remuneration received by directors (in thousands of euros)	50,553
Total remuneration received by directors/profit attributable to parent company (%)	1.3

B.1.12	List any members of senior management who are not executive directors and indicate total remuneration paid to them during the year:

Name or corporate name	Post
Mr. Guillermo Ansaldo Lutz	General Manager of Global Resources
Mr. Matthew Key	Chairman Telefónica Digital
Mr. Eduardo Navarro de Carvalho	Director of Strategies and Partnerships
Mr. Ramiro Sánchez de Lerín García-Ovies	General Secretary and of the Board of Directors
Ángel Vilá Boix	General Manager of Finance and Corporate Development
Mr. Ignacio Cuesta Martín-Gil	Director, Internal Audit

Total remuneration received by senior management (in thousands of euros)	25,857

B.1.13	Identify, in aggregate terms, any indemnity or “golden parachute” clauses that exist for members of the senior management (including executive directors) of the company or of its group in the event of dismissal or changes in control. Indicate whether these agreements must be reported to and/or authorized by the governing bodies of the company or its group:

Number of beneficiaries	10

	Board of Directors	General Shareholders’ Meeting
Body authorizing clauses	Yes	No

Is the General Shareholders’ Meeting informed of such clauses?	Yes

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B.1.14	Describe the procedures for establishing remuneration for Board members and the relevant provisions in the bylaws:

Process for establishing board members’ remuneration and relevant provisions in the bylaws

Directors’ compensation shall consist of a fixed and specific monthly remuneration for belonging to the Board of Directors, the Steering Committee and the Board’s Advisory or Control Committees, and fees for attending meetings of the Advisory or Control committees. The amount that the Company may pay to all of its Directors as remuneration and attendance fees shall be fixed by the shareholders at the General Shareholders’ Meeting, which amount shall remain unchanged until and unless the shareholders decide to modify it. To this effect, the General Shareholders’ Meeting held on April 11, 2003 fixed the maximum gross annual sum for remuneration of the Board of Directors at 6 million euros.

The Board of Directors shall determine the exact amount to be paid within such limit and the distribution thereof among the Directors.

In accordance with Article 35 of the Regulations of the Board of Directors, Directors shall be entitled to receive the compensation set by the Board of Directors in accordance with the Bylaws and following a report of the Nominating, Compensation and Corporate Governance Committee.

To this effect and in accordance with article 5 of the same regulations, the Board of Directors expressly reserves the powers to approve both the remuneration policy for Directors and decisions on the remuneration of Directors.

The Nominating, Compensation and Corporate Governance Committee has the following powers and duties (article 22 of the Regulations of the Board of Directors):

•	To propose to the Board of Directors, within the framework established in the Bylaws, the compensation for the Directors and review it periodically to ensure that it is in keeping with the tasks performed by them.

•	To propose to the Board of Directors the extent and amount of the compensation, rights and remuneration of a financial nature, of the Chairman and the executive Directors, including the basic terms of their contracts, for the purpose of implementing said contracts.

•	To prepare and propose to the Board of Directors an annual report regarding the compensation policy for Directors.

Additionally, apart from such compensation as is provided for under the previous section, other remuneration systems may be established, either indexed to the market value of the shares, or consisting of shares or share options for Directors. The application of such compensation systems must be authorized by the General Shareholders’ Meeting, which shall fix the share value that is to be taken as the term of reference thereof, the number of shares to be given to each Director, the exercise price of the share options, the term of this compensation system and such other terms and conditions as are deemed appropriate.

The remuneration systems set out in the preceding paragraphs, arising from membership of the Board of Directors, shall be deemed compatible with any other professional or work-based compensations to which the Directors may be entitled in consideration of whatever executive or advisory services they may provide for the Company other than such supervisory and decision- making duties as may pertain to their posts as Directors, which shall be subject to the applicable legal provisions.

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Indicate whether the board has reserved for plenary approval the following decisions.

On the proposal of the company’s chief executive, the appointment and removal of senior officers, and their compensation clauses.	Yes
Directors’ remuneration, and, in the case of executive directors, the additional consideration for their management duties and other contract conditions.	Yes

B.1.15	Indicate whether the Board of Directors approves a detailed remuneration policy and specify the points included:

Yes

The amount of the fixed components, itemized where necessary, of board and board committee attendance fees, with an estimate of the fixed annual payment they give rise to.	Yes
Variable components	Yes
The main characteristics of pension systems, including an estimate of their amount of annual equivalent cost.	Yes
The conditions that the contracts of executive directors exercising executive functions shall respect.	Yes

B.1.16	Indicate whether the board submits a report on the directors’ remuneration policy to the advisory vote of the General Shareholders’ Meeting, as a separate point on the agenda: Explain the points of the report regarding the remuneration policy as approved by the board for forthcoming years, the most significant departures in those policies with respect to that applied during the year in question and a global summary of how the remuneration policy was applied during the year. Describe the role played by the Remuneration Committee and whether external consultancy services have been procured, including the identity of the external consultants:

Yes

Issues governed by the remuneration policy

The annual report drawn up by Telefónica, S.A. regarding the policy for Directors’ compensation covers the following issues:

•	Objectives of the compensation policy.

•	Detailed structure of compensation.

•	Scope of application and reference parameters for variable remuneration.

•	Relative importance of variable remuneration with regard to fixed remuneration.

•	Basic terms of the contracts of Executive Directors.

•	Changes in remuneration over time.

•	How the compensation policy was prepared

Role of the Remunerations Committee

•	To propose to the Board of Directors, within the framework established in the Bylaws, the compensation for the Directors.

•	To prepare and propose to the Board of Directors an annual report regarding the policy for Directors’ compensation.

Have external consultancy firms been used?	Yes
Identity of external consultants	Towers Watson

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B.1.17	List any Board members who are likewise members of the boards of directors, or executives or employees of companies that own significant holdings in the listed company and/or group companies:

Name or corporate name of director	Name or corporate name of significant shareholder	Post
Chairman of Criteria Caixaholding, S.A.
Chairman of Caja de Ahorros y Pensiones de Barcelona, “la Caixa”
Mr. Isidro Fainé Casas	Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Chairman of Caixabank, S.A.
Director of Serveis Informátics de la Caixa, S.A.
Director of Bousorama, S.A.
General Manager of Caixabank, S.A.
Director of Caixa Capital Risc, S.G.E.C.R., S.A.
Chairman of Barcelona Digital Technological Centre
Director of e-la Caixa, S.A.
Director of Mediterranea Beach & Golf Community, S.A.
Mr. Antonio Massanell Lavilla	Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Board member of Sociedad de gestión de activos procedentes de la reestructuración bancaria (SAREB for its initials in Spanish)
Alternate Director of Grupo Financiero BBVA Bancomer, S.A. de C.V.
Mr. José Fernando de Almansa Moreno-Barreda	Banco Bilbao Vizcaya Argentaria, S.A.	Alternate Director of BBVA Bancomer, S.A.

List, if appropriate, any relevant relationships, other than those included under the previous heading, that link members of the Board of Directors with significant shareholders and/or their group companies.

Name or company name of director with relationship	Name or company name of significant shareholder with relationship	Description of relationship
Mr. José María Abril Pérez	Banco Bilbao Vizcaya Argentaria, S.A.	Early retirement. Formerly Wholesale and Investment Banking Manager.
Mr. Ignacio Moreno Martínez	Banco Bilbao Vizcaya Argentaria, S.A.	Formerly General Manager of Chairman’s Office

B.1.18	Indicate whether any changes have been made to the regulations of the Board of Directors during the year:

No

B.1.19	Indicate the procedures for appointing, re-electing, appraising and removing directors. List the competent bodies and the processes and criteria to be followed for each procedure.

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Appointment

Telefónica’s Bylaws state that the Board of Directors shall be composed of a minimum of five members and a maximum of twenty, to be appointed at the General Shareholders’ Meeting. The Board of Directors may, in accordance with the Corporate Enterprises Act and the Company Bylaws, provisionally co-opt Directors to fill any vacancies.

To this effect the Board of Directors shall have the power to fill, on an interim basis, any vacancies that may occur therein, by appointing, in such manner as is legally allowed, the persons who are to fill such vacancies until the holding of the next General Shareholders’ Meeting.

Also, in all cases, proposed appointments of Directors must follow the procedures set out in the Company’s Bylaws and Regulations of the Board of Directors and be preceded by the appropriate favorable report by the Nominating, Compensation and Corporate Governance Committee and in the case of independent Directors, by the corresponding proposal by the Committee.

Therefore, in exercise of the powers delegated to it, the Nominating, Compensation and Corporate Governance Committee must report, based on criteria of objectivity and the best interests of the Company, on proposals to appoint, re-appoint or remove Company Directors, taking into account the skills, knowledge and experience required of candidates to fill the vacancies.

In line with the provisions of its Regulations, the Board of Directors, exercising the right to fill vacancies by interim appointment and to propose appointments to the shareholders at the General Shareholders’ Meeting, shall ensure that, in the composition of the Board of Directors, external or non-executive Directors represent an ample majority over executive Directors. Similarly, the Board shall ensure that the total number of independent Directors represents at least one third of the total number of Board members.

Similarly the nature of each Director shall be explained by the Board of Directors to the shareholders at the General Shareholders’ Meeting at which the appointment thereof must be made or ratified. Furthermore, such nature shall be reviewed annually by the Board after verification by the Nominating, Compensation and Corporate Governance Committee, and reported in the Annual Corporate Governance Report.

In any case, and in the event of re-election or ratification of Directors by the General Shareholders’ Meeting, the report of the Nominating, Compensation and Corporate Governance Committee, or in the case of independent Directors, the proposal of said Committee, will contain an assessment of the work and effective time devoted to the post during the last period in which it was held by the proposed Director.

Lastly, both the Board of Directors and the Nominating, Compensation and Corporate Governance Committee shall ensure, within the scope of their respective powers, that those proposed for the post of Director should be persons of recognized caliber, qualifications and experience, who are willing to devote the time and effort necessary to carrying out their functions, and shall take extreme care in the selection of persons to be appointed as independent Directors.

Re-election

Directors are appointed for a period of five years, and may be re-elected for one or more subsequent five-year periods.

As with appointments, proposals for the reappointment of Directors must be preceded by the corresponding report by the Nominating, Compensation and Corporate Governance Committee, and in the case of independent Directors, by the corresponding proposal by the Committee.

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Evaluation

In accordance with the Regulations of the Board of Directors, the latter reserves expressly the duty to approve on a regular basis its functioning and the functioning of its Committees, it being the duty of the Nominating, Compensation and Corporate Governance Committee to organize and coordinate, together with the Chairman of the Board of Directors, the regular assessment of said Body.

In accordance with the above, it should be noted that the Board of Directors and its Committees carry out a periodic evaluation of the operation of the Board of Directors and of the Committees thereof in order to determine the opinion of Directors regarding the workings of these bodies and to establish any proposals for improvements to ensure the optimum working of the company’s governing bodies.

Removal or dismissal

Directors’ shall cease to hold office when the term for which they were appointed expires, or when so resolved by the shareholders at the General Shareholders’ Meeting in the exercise of the powers legally granted to them.

The Board of Directors shall not propose the removal of any independent Director prior to the end of the Bylaw-mandated period for which they have been appointed, unless there are due grounds therefore acknowledged by the Board alter a report from the Nominating, Compensation and Corporate Governance Committee. Specifically, due grounds shall be deemed to exist when the Director has failed to perform the duties inherent to his position.

The removal of independent Directors may also be proposed as a result of Takeover Bids, mergers or other similar corporate transactions that represent a change in the structure of the Company’s capital.

B.1.20	Indicate the cases in which directors must resign.

In accordance with Article 12 of the Regulations of the Board of Directors, Directors must tender their resignation to the Board of Directors and formalize such resignation in the following cases:

a)	When they cease to hold the executive positions to which their appointment as Directors is linked, or when the reasons for which they were appointed no longer exist.

b)	When they are affected by any of the cases of incompatibility or prohibition established by statute.

c)	When they are severely reprimanded by the Nominating, Compensation and Corporate Governance Committee for having failed to fulfill any of their obligations as Directors.

d)	When their remaining on the Board might affect the Company’s credit or reputation in the market or otherwise jeopardize its interests.

The conditions listed above under Recommendation B.1.19 “Removal” must also be taken into consideration.

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B.1.21	Indicate whether the duties of chief executive officer fall upon the Chairman of the Board of Directors. If so, describe the measures taken to limit the risk of powers being concentrated in a single person:

Yes

Measures for limiting risk

•	Pursuant to the provisions of the Regulations of the Board of Directors, the actions of the Chairman must follow the criteria established by the General Shareholders’ Meeting, the Board of Directors and the Board Committees at all times.

•	Likewise, all agreements or decisions of particular significance for the Company must be previously submitted for the approval of the Board of Directors or the relevant Board Committee, as the case may be.

•	The Board of Directors reserves the power to approve: the general policies and strategies of the Company; the evaluation of the Board, its Committees and its Chairman; the appointment of senior executive officers, as well as the compensation policy for Directors and senior executive officers; and strategic investments.

•	In addition, reports and proposals from the different Board Committees are required for the adoption of certain resolutions.

•	It is important to emphasize that the Chairman does not hold the casting vote within the Board of Directors.

•	The Board of Directors of the Company, at its meeting held on December 19, 2007, agreed to appoint Mr. Julio Linares López as the Chief Executive (Chief Operating Officer) of Telefónica, S.A., reporting directly to the Chairman and with responsibility over all of Telefónica Group’s Business Units. On September 17, 2012, Julio Linares López was replaced as the Company’s Chief Operating Officer by the director José María Álvarez-Pallete.

Indicate, and if necessary, explain whether rules have been established that enable any of the independent directors to convene board meetings or include new items on the agenda, to coordinate and voice the concerns of external directors and oversee the evaluation by the Board of Directors.

No

B.1.22.	Are qualified majorities, other than legal majorities, required for any type of decisions?

No

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Describe how resolutions are adopted by the Board of Directors and specify, at least, the minimum attendance quorum and the type of majority for adopting resolutions.

Description of resolution:

All resolutions
Quorum	%
Personal or proxy attendance of one half plus one of all Directors.	50.01
Type of majority	%

Resolutions shall be adopted by a majority of votes cast by the Directors present at the meeting in person or by proxy, except in those instances in which the Law requires the favorable vote of a greater number of Directors for the validity of specific resolutions and in particular for: (i) the appointment of Directors not holding a minimum of shares representing a nominal value of 3,000 euros, (Article 25 of the Company Bylaws) and (ii) for the appointment of Chairman, Vice Chairman, CEO or member of the Executive Commission, when the requirements explained in the following section shall apply.

50.01

B.1.23	Indicate whether there are any specific requirements, apart from those relating to the directors, to be appointed Chairman.

Yes

Description of requirements

In order for a Director to be appointed Chairman, said Director must have served on the Board for at least three years prior to any such appointment. However, such length of service shall not be required if the appointment is made with the favorable vote of at least 85 percent of the members of the Board of Directors.

B.1.24.	Indicate whether the Chairman has the casting vote.

No

B.1.25	Indicate whether the bylaws or the regulations of the Board of Directors set any age limit for directors:

No

Age limit for Chairman	Age limit for CEO	Age limit for directors
0	0	0

B.1.26	Indicate whether the bylaws or the regulations of the Board of Directors set a limited term of office for independent directors:

No

Maximum number of years in office	0

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B.1.27	If there are few or no female directors, explain the reasons and describe the initiatives adopted to remedy this situation

Explanation of reasons and initiatives

The search for women who meet the necessary professional profile is a question of principle and, in this regard, it is clear that Telefónica has taken this concern on board. In this regard, it should be noted that, on January 23, 2008, the Board of Directors unanimously agreed to coopt, at the proposal of the Nominating, Compensation and Corporate Governance Committee, Ms. María Eva Castillo Sanz as an Independent Director of Telefónica. This appointment was ratified by the Ordinary General Shareholders’ Meeting of Telefónica held on April 22, 2008, and she was thus appointed as a Member of the Board of the Company for a term of five years. On September 17, 2012, Ms. Eva Castillo Sanz was appointed as Chairwoman of Telefónica Europe, and therefore changed from being an Independent Director to an Executive Director.

Likewise, on December 19, 2007, the Board of Directors unanimously agreed, following a favorable report from the Nominating, Compensation and Corporate Governance Committee, to appoint Ms. María Luz Medrano Aranguren as the Deputy Secretary General and Secretary of the Board of Directors of Telefónica.

Article 10.3. of the Regulations of the Board of Directors stipulates that the Board of Directors and the Nominating, Compensation and Corporate Governance Committee shall ensure, within the scope of their respective powers, that the candidates chosen are persons of recognized caliber, qualifications and experience, who are willing to devote a sufficient portion of their time to the Company, and shall take extreme care in the selection of the persons to be appointed as Independent Directors.

Therefore, the selection procedure described above is based exclusively on the personal merits of the candidates (“recognized caliber, qualifications and experience”) and their ability to dedicate themselves to the functions of members of the board, so there is no implicit bias capable of impeding the selection of women directors, if, within the potential candidates, there are women candidates who meet the professional profile sought at each moment.

Indicate in particular whether the Appointments and Remunerations Committee has established procedures to ensure the selection processes are not subject to implicit bias that will make it difficult to select female directors, and make a conscious effort to search for female candidates who have the required profile.

Yes

Indicate the main procedures

In accordance with article 10.3 of the Board Regulations, the Board of Directors and the Nominating, Compensation and Corporate Governance Committee shall ensure, within the scope of their respective powers, that the candidates chosen are persons of recognized caliber, qualifications and experience, who are willing to devote a sufficient portion of their time to the Company, and shall take extreme care in the selection of the persons to be appointed as independent Directors.

B.128	Indicate whether there are any formal processes for granting proxies at Board meetings. If so, give brief details.

In accordance with Article 18 of the Regulations of the Board of Directors, Directors must attend meetings of the Board in person, and when unable to do so in exceptional cases, they shall endeavor to ensure that the proxy they grant to another member of the Board includes, as far as is practicable, appropriate instructions. Such proxies may be granted by letter or any other means that, in the Chairman’s opinion, ensures the certainty and validity of the proxy granted.

B.1.29	Indicate the number of Board meetings held during the year and how many times the board has met without the Chairman’s attendance and how many times the board has met without the Chairman’s attendance:

Number of board meetings	14
Number of board meetings held in the absence of its chairman	0

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Indicate how many meetings of the various board committees were held during the year.

Number of meetings of the Executive or Delegated Committee	15
Number of meetings of the Audit and Compliance Committee	9
Number of meetings of the Appointments and Remunerations Committee	11
Number of meetings of the Appointments Committee	0
Number of meetings of the Remunerations Committee	0

B.1.30	Indicate the number of Board meetings held during the financial year without the attendance of all members. Non-attendance will also include proxies granted without specific instructions:

Number of non-attendances by directors during the year	8
% of non-attendances of the total votes cast during the year	3.174

B.1.31	Indicate whether the individual and consolidated financial statements submitted for approval by the board are certified previously:

No

Identify, where applicable, the person(s) who certified the company’s individual and consolidated financial statements prior to their authorization for issue by the board.

B.1.32	Explain the mechanisms, if any, established by the Board of Directors to prevent the individual and consolidated financial statements it prepares from being submitted to the General Shareholders’ Meeting with a qualified Audit Report.

Through the Audit and Control Committee, the Board of Directors plays an essential role in supervising the preparation of the Company’s financial information, controlling and coordinating the various players that participate in this process.

In this respect, to achieve this objective the Audit and Control Committee’s work addresses the following basic issues:

1)	To supervise the process of preparing and submitting regulated financial information. With respect thereto, it shall be responsible for supervising the process of preparation and the integrity of the financial information relating to the Company and the Group, reviewing compliance with regulatory requirements, the proper determination of the scope of consolidation, and the correct application of accounting standards, informing the Board of Directors thereof.

2)	To supervise the effectiveness of the Company’s internal control system and risk management systems, and to discuss with the auditors significant weaknesses in the internal control system detected during the audit. With respect thereto, it shall be responsible for proposing to the Board of Directors a risk control and management policy.

3)	To establish and maintain appropriate relations with the Auditor in order to receive, for review by the Committee, information on all matters that could jeopardize the independence thereof, as well as any other matters relating to the audit procedure, and such other communications as may be provided for in auditing legislation and in technical auditing regulations.

In any event, the Audit and Control Committee must receive, on an annual basis, written confirmation from the Auditor of its independence vis-à-vis the entity or entities directly or indirectly related thereto, as well as information regarding additional services of any kind provided to such entities by the Auditor or by the persons or entities related thereto pursuant to the provisions of the revised text of the Law on Auditing of Financial Statements approved in Royal Legislative Decree 1/2011, of 1 July.

4)	To issue on an annual basis, prior to the issuance of the audit report, a report stating an opinion regarding the independence of the Auditor. This report must in all cases include an opinion on the provision of the additional services referred to in the previous paragraph.

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5)	To supervise internal audit and, in particular:

a)	To ensure the independence and efficiency of the internal audit function;

b)	To propose the selection, appointment and removal of the person responsible for internal audit;

c)	To propose the budget for such service;

d)	To review the internal audit work plan and its annual activities report;

e)	To receive periodic information on its activities; and

f)	To verify that the senior executive officers take into account the conclusions and recommendations of its reports.

The Audit and Control Committee verifies both the periodical financial information and the Annual Financial Statements, ensuring that all financial information is drawn up according to the same professional principles and practices. To this effect, the Audit and Control Committee meets whenever appropriate, having held nine (9) meetings in the course of 2012.

Furthermore, the External Auditor participates regularly in the Audit and Control Committee meetings, when called to do so by the Committee, to explain and clarify different aspects of the audit reports and other aspects of its work. Additionally, and when requested by the Committee, other members of the management of the Company and its subsidiaries have attended Committee meetings to explain specific matters that are directly within their scope of competence. In particular, managers from the finance, planning and control areas, as well as those in charge of internal audit, have attended these meetings. The members of the Committee have held separate meetings with each of these when it was deemed necessary to closely monitor the preparation of the Company’s financial information.

The above notwithstanding, Article 41 of the Regulations of the Board of Directors establishes that the Board of Directors shall endeavor to prepare the final financial statements in a manner that that will create no reason for qualifications from the Auditor. However, whenever the Board considers that it should maintain its standards, it shall publicly explain the contents and scope of the discrepancies.

B.1.33	Is the secretary of the Board also a director?

No

B.1.34	Explain the procedures for appointing and removing the Secretary of the Board, indicating whether his/her appointment and removal have been notified by the Appointments Committee and approved by the board in plenary session.

Appointment and removal procedure

In accordance with article 15 of the Regulations of the Board of Directors, the Board of Directors, upon the proposal of the Chairman, and after a report from the Nominating, Compensation and Corporate Governance Committee, shall appoint a Secretary of the Board, and shall follow the same procedure for approving his/her removal.

Does the Appointments Committee propose appointments?	Yes
Does the Appointments Committee advise on dismissals?	Yes
Do appointments have to be approved by the board in plenary session?	Yes
Do dismissals have to be approved by the board in plenary session?	Yes

Is the Secretary of the board entrusted in particular with the function of overseeing corporate governance recommendations?

Yes

Remarks

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The Secretary of the Board shall, at all times, attend to the formal and substantive legality of the Board’s actions, the conformance thereof to the Bylaws, the Regulations for the General Shareholders’ Meeting and of the Board, and maintain in consideration the corporate governance recommendations assumed by the Company in effect from time to time (article 15 of the Regulations of the Board).

B.1.35	Indicate the mechanisms, if any, established by the company to preserve the independence of the auditors, of financial analysts, of investment banks and of rating agencies.

With regards to the independence of the external Auditor of the Company, Article 41 of the Regulations of the Board of Directors establishes that the Board shall, through the Audit and Control Committee, establish a stable and professional relationship with the Company’s Auditor, strictly respecting the independence thereof.

In addition, the Auditing and Control Committee has a fundamental responsibility, as specified in article 21 of the Regulations of the Board, to establish and maintain appropriate relations with the Auditor in order to receive, for review by the Committee, information on all matters that could jeopardize the independence thereof, as well as any other matters relating to the audit procedure, and such other communications as may be provided for in auditing legislation and in technical auditing regulations.

In any event, the Audit and Control Committee must receive, on an annual basis, written confirmation from the Auditor of its independence vis-à-vis the entity or entities directly or indirectly related thereto, as well as information regarding additional services of any kind provided to such entities by the Auditor or by the persons or entities related thereto pursuant to the provisions of the revised text of the Law on Auditing of Financial Statements approved in Royal Legislative Decree 1/2011, of 1 July.

The Committee must also issue on an annual basis, prior to the issuance of the audit report, a report stating an opinion regarding the independence of the Auditor. This report must in all cases include an opinion on the provision of the additional services referred to in the previous paragraph.

In addition, in accordance with Article 21 of the Regulations of the Board of Directors, it is the Audit and Control Committee that proposes to the Board of Directors, for submission to the shareholders at the General Shareholders’ Meeting, the appointment of the Auditor as well as, if necessary, the appropriate terms for the hiring thereof, the scope of its professional engagement and the revocation or non- renewal of its appointment.

Furthermore, the External Auditor has direct access to the Audit and Control Committee and participates regularly in its meetings, in the absence of the Company management team when this is deemed necessary. To this effect, and in keeping with United States legislation on this matter, the external Auditors must inform the Audit and Control Committee at least once a year on the most significant generally accepted auditing policies and practices followed in the preparation of the Company’s financial and accounting information affecting key elements in the financial statements which may have been discussed with the management team, and of all relevant communications between the Auditors and the Company management team.

In accordance with internal Company regulations and in line with the requirements imposed by US legislation, the engagement of any service from the Company’s external Auditors must always have the prior approval of the Audit and Control Committee. Moreover, the engagement of non-audit services must be done in strict compliance with the Accounts Audit Law and the Sarbanes-Oxley Act published in the United States and subsequent regulations. For this purpose, and prior to the engagement of the Auditors, the Audit and Control Committee studies the content of the work to be done, evaluating any situations that may jeopardize independence of the Company’s external Auditor and specifically supervises the percentage the fees paid for such services represent in the total revenue of the auditing firm. In this respect, the Company reports the fees paid to the external auditor, including those paid for non-audit services, in its Notes to the Financial Statements, in accordance with prevailing legislation.

B.1.36	Indicate whether the company has changed its external audit firm during the year. If so, identify the incoming audit firm and the outgoing auditor.

No

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Outgoing auditor

Incoming auditor

Explain any disagreements with the outgoing auditor and the reasons for the same.

No

B.1.37	Indicate whether the audit firm performs other non-audit work for the company and/or its group. If so, state the amount of fees received for such work and the percentage they represent of the fees billed to the company and/or its group:

No

	Company	Group	Total
Amount of non-audit work (in thousands €)	0	0	0
Amount of non-audit work as a % of the total amount billed by the audit firm	0.000	0.000	0.000

B.1.38	Indicate whether the audit report on the previous year’s financial statements is qualified of includes reservations. Indicate the reasons given by the Chairman of the Audit Committee to explain the content and scope of those reservations or qualifications.

No

B.1.39	Indicate the number of consecutive years during which the current audit firm has been auditing the financial statements of the company and/or its group. Likewise, indicate how many years the current firm has been auditing the accounts as a percentage of the total number of years over which the financial statements have been audited:

	Company	Group
Number of consecutive years	8	8
Number of years audited by current audit firm/Number of years the company’s financial statements have been audited (%)	26.7	36.4

B.1.40	List any equity holdings of the members of the company’s Board of Directors in other companies with the same, similar or complementary types of activity to that which constitutes the corporate purpose of the company and/or its group, and which have been reported to the company. Likewise, list the posts or duties they hold in such companies:

Name or corporate name of director	Corporate name of the company in question	% share	Post or duties
Mr. Isidro Fainé Casas	Telecom Italia, S.p.A.	0.004	—
Mr. Isidro Fainé Casas	Abertis Infraestructuras, S.A.	0.008	Vice Chairman

B.1.41	Indicate and give details of any procedures through which directors may receive external advice:

Yes

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Details of procedure

Article 28 of the Regulations of the Board of Directors stipulates that in order to receive assistance in the performance of their duties, the Directors or any of the Committees of the Board may request that legal, accounting, financial or other experts be retained at the Company’s expense. The engagement must necessarily be related to specific problems of a certain significance and complexity that arise in the performance of their office.

The decision to retain such services must be communicated to the Chairman of the Company and shall be implemented through the Secretary of the Board, unless the Board of Directors does not consider such engagement to be necessary or appropriate.

B.1.42	Indicate whether there are procedures for directors to receive the information they need in sufficient time to prepare for meetings of the governing bodies.

Yes

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Details of procedure

The Company adopts the measures necessary to ensure that the Directors receive the necessary information, specially drawn up and geared to preparing the meetings of the Board and its Committees, sufficiently in advance. Under no circumstances shall such requirement not be fulfilled on the grounds of the importance or the confidential nature of the information, except in absolutely exceptional cases.

In this regard, at the beginning of each year the Board of Directors and its Committees shall set the calendar of ordinary meetings to be held during the year. The calendar may be amended by resolution of the Board itself, or by decision of the Chairman, in which case the Directors shall be made aware of the amendment as soon as practicable.

Also, and in accordance with Recommendation 19 of the Unified Good Governance Code, at the beginning of the year the Board and its Committees shall prepare an Action Plan detailing the actions to be carried out and their timing for each year, as per their assigned powers and duties.

Likewise, all the meetings of the Board and the Board Committees have a pre-established Agenda, which is communicated at least three days prior to the date scheduled for the meeting together with the call for the session. For the same purpose, the Directors are sent the documentation related to the Agenda of the meetings sufficiently in advance. Such information is subsequently supplemented with the written documentation and presentations handed out to the Directors at the meeting.

To provide all the information and clarifications necessary in relation to certain points deliberated, the Group’s senior executive officers attend nearly all the Board and Committee meetings to explain the matters within their competencies.

Furthermore, and as a general rule, the Regulations of the Board of Directors expressly establish that Directors are granted the broadest powers to obtain information about all aspects of the Company, to examine its books, records, documents and other data regarding corporate transactions. The exercise of the right to receive information shall be channeled through the Chairman or Secretary of the Board of Directors, who shall respond to the requests made by the Directors, providing them with the requested information directly or offering them the proper contacts at the appropriate level of the organization.

B.1.43	Indicate and, where appropriate, give details of whether the company has established rules obliging directors to inform the board of any circumstances that might harm the organization’s name or reputation, tendering their resignation as the case may be:

Yes

Details of rules

In accordance with Article 12 of the Regulations of the Board of Directors, Directors must tender their resignation to the Board of Directors and formalize such resignation when their remaining on the Board might affect the Company’s credit or reputation in the market or otherwise jeopardizes its interests.

Likewise, article 32. h) of the Regulations establishes that Directors must report to the Board any circumstances related to them that might damage the credit or reputation of the Company as soon as possible.

B.1.44	Indicate whether any director has notified the company that he/she has been indicted or tried for any of the offences stated in article 124 of the Spanish Companies Act (LSA for its initials in Spanish):

No

Indicate whether the Board of Directors has examined this matter. If so, provide a justified explanation of the decision taken as to whether or not the director should continue to hold office.

No

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Decision	Explanation

B.2.	Committees of the board of directors

B.2.1	Give details of all the committees of the board of directors and their members:

NOMINATING, COMPENSATION AND CORPORATE GOVERNANCE COMMITTEE

Name	Post	Type
Mr. Alfonso Ferrari Herrero	Chairman	Independent
Mr. Carlos Colomer Casellas	Member	Independent
Mr. Gonzalo Hinojosa Fernández de Angulo	Member	Independent
Mr. Pablo Isla Álvarez de Tejera	Member	Independent
Mr. Peter Erskine	Member	Independent

AUDIT AND CONTROL COMMITTEE

Name	Post	Type
Mr. Gonzalo Hinojosa Fernández de Angulo	Chairman	Independent
Mr. Alfonso Ferrari Herrero	Member	Independent
Mr. Antonio Massanell Lavilla	Member	Proprietary

HUMAN RESOURCES, CORPORATE REPUTATION AND CORPORATE RESPONSIBILITY COMMITTEE

Name	Post	Type
Mr. Francisco Javier de Paz Mancho	Chairman	Independent
Mr. Alfonso Ferrari Herrero	Member	Independent
Mr. Antonio Massanell Lavilla	Member	Proprietary
Mr. Gonzalo Hinojosa Fernández de Angulo	Member	Independent
Mr. Pablo Isla Álvarez de Tejera	Member	Independent

REGULATION COMMITTEE

Name	Post	Type
Mr. Pablo Isla Álvarez de Tejera	Chairman	Independent
Mr. Alfonso Ferrari Herrero	Member	Independent
Mr. Francisco Javier de Paz Mancho	Member	Independent
Mr. José Fernando de Almansa Moreno-Barreda	Member	Other external
Ms. María Eva Castillo Sanz	Member	Executive

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SERVICE QUALITY AND CUSTOMER SERVICE COMMITTEE

Name	Post	Type
Mr. Antonio Massanell Lavilla	Chairman	Proprietary
Mr. Alfonso Ferrari Herrero	Member	Independent
Mr. Carlos Colomer Casellas	Member	Independent
Mr. Gonzalo Hinojosa Fernández de Angulo	Member	Independent
Ms. María Eva Castillo Sanz	Member	Executive
Mr. Pablo Isla Álvarez de Tejera	Member	Independent

INTERNATIONAL AFFAIRS COMMITTEE

Name	Post	Type
Mr. José Fernando de Almansa Moreno-Barreda	Chairman	Other external
Mr. Alfonso Ferrari Herrero	Member	Independent
Mr. Francisco Javier de Paz Mancho	Member	Independent
Mr. Gonzalo Hinojosa Fernández de Angulo	Member	Independent
Mr. José María Abril Pérez	Member	Proprietary
Mr. Luiz Fernando Furlán	Member	Independent

EXECUTIVE COMMISSION

Name	Post	Type
Mr. César Alierta Izuel	Chairman	Executive
Mr. Isidro Fainé Casas	Vice Chairman	Proprietary
Mr. José María Abril Pérez	Vice Chairman	Proprietary
Mr. Alfonso Ferrari Herrero	Member	Independent
Mr. Carlos Colomer Casellas	Member	Independent
Mr. Francisco Javier de Paz Mancho	Member	Independent
Mr. Gonzalo Hinojosa Fernández de Angulo	Member	Independent
Mr. José María Álvarez-Pallete López	Member	Executive
Mr. Peter Erskine	Member	Independent

STRATEGY COMMITTEE

Name	Post	Type
Mr. Peter Erskine	Chairman	Independent
Mr. Alfonso Ferrari Herrero	Member	Independent
Mr. Gonzalo Hinojosa Fernández de Angulo	Member	Independent
Mr. José Fernando de Almansa Moreno-Barreda	Member	Other external
Ms. María Eva Castillo Sanz	Member	Executive

INNOVATION COMMITTEE

Name	Post	Type
Mr. Carlos Colomer Casellas	Chairman	Independent
Mr. Antonio Massanell Lavilla	Member	Proprietary
Mr. José María Abril Pérez	Member	Proprietary
Mr. Peter Erskine	Member	Independent

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B.2.2	Indicate whether the Audit Committee is responsible for the following:

To supervise the preparation process, monitoring the integrity of financial information on the company and, if applicable, the group, and revising compliance with regulatory requirements, the adequate boundaries of the scope of consolidation and correct application of accounting principles.	Yes

To regularly review internal control and risk management systems, so main risks are correctly identified, managed and notified.	Yes

To safeguard the independence and efficacy of the internal audit function; propose the selection, appointment, reappointment and removal of the head of internal audit; propose the department’s budget; receive regular report-backs on its activities; and verify that senior management are acting on the findings and recommendations of its reports.	Yes

To establish and supervise a mechanism whereby staff can report, confidentially and, if necessary, anonymously, any irregularities they detect in the course of their duties, in particular financial or accounting irregularities, with potentially serious implications for the firm.	Yes

To submit to the board proposals for the selection, appointment, reappointment and removal of the external auditor, and the engagement conditions.	Yes

To receive regular information from the external auditor on the progress and findings of the audit program and check that senior management are acting on its recommendations.	Yes

To ensure the independence of the external auditor.	Yes

In the case of groups, the committee should urge the group auditor to take on the auditing of all component companies.	Yes

B.2.3	Describe the organizational and operational rules and the responsibilities attributed to each of the board committees.

International Affairs Committee

a)	Composition

The International Affairs Committee shall consist of such number of Directors as the Board of Directors determines from time to time, but in no case less than three, and the majority of its members shall be external Directors.

The Chairman of the International Affairs Committee shall be appointed from among its members.

b)	Duties

Notwithstanding any other duties that the Board of Directors may assign thereto, the primary mission of the International Affairs Committee shall be to strengthen and bring relevant international issues to the attention of the Board of Directors for the proper development of the Telefónica Group. In that regard, it shall have the following duties, among others:

1)	To pay special attention to institutional relations in the countries in which the companies of the Telefónica Group operate.

2)	To review those matters of importance that affect it in international bodies and forums, or those of economic integration.

3)	To review regulatory and competition issues and alliances.

4)	To evaluate the programs and activities of the Company’s various Foundations and the resources used to promote its image and international social presence.

c)	Action Plan and Report

As with the Board and the rest of its Committees, at the beginning of each year and in accordance with Article 19 b) 3. of the Regulations of the Board of Directors, the International Affairs Committee shall prepare an Action Plan detailing the actions to be taken and their timing for each year in each of their fields of action.

The Committee also draws up an internal Activities Report summarizing the main activities and actions taken during the year, detailing the issues discussed at its meetings and highlighting certain aspects regarding its powers and duties, composition and operation.

As per Article 19 b) 3. of the Regulations of the Board of Directors, in order that it may properly exercise its duties, the Board of Directors is kept fully informed of the issues dealt with by the International Affairs Committee.

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Audit and Control Committee

Pursuant to the provisions of Article 31 bis of the Company Bylaws of Telefónica, S.A., Article 21 of the Regulations of the Board of Directors regulates the Audit and Control Committee in the following terms:

a)	Composition

The Audit and Control Committee shall be comprised of a minimum of three and a maximum of five Directors appointed by the Board of Directors. All members of the Committee must be External Directors, not Executive Directors, and at least one must be an Independent Director. When appointing such members, the Board of Directors shall take into account the appointees’ knowledge and experience in matters of accounting, auditing and risk management.

The Chairman of the Audit and Control Committee, who shall in all events be an independent Director, shall be appointed from among its members, and shall be replaced every four years; he/she may be re-elected after the passage of one year from the date when he/she ceased to hold office.

b)	Duties

Without prejudice to any other tasks that the Board of Directors may assign thereto, the primary duty of the Audit and Control Committee shall be to support the Board of Directors in its supervisory duties. Specifically, it shall have at least the following powers and duties:

1)	To report, through its Chairman, to the General Shareholders’ Meeting on matters raised thereat by the shareholders that are within the purview of the Committee;

2)	To propose to the Board of Directors, for submission to the shareholders at the General Shareholders’ Meeting, the appointment of the Auditor mentioned in Article 264 of the Companies Act (Ley de Sociedades de Capital), as well as, where appropriate, terms for the hiring thereof, the scope of its professional engagement and the revocation or renewal of its appointment.

3)	To supervise internal audit and, in particular:

a)	To ensure the independence and efficiency of the internal audit function;

b)	To propose the selection, appointment and removal of the person responsible for internal audit;

c)	To propose the budget for such service;

d)	To review the internal audit work plan and its annual activities report;

e)	To receive periodic information on its activities; and

f)	To verify that the senior executive officers take into account the conclusions and recommendations of its reports.

4)	To supervise the process of preparing and submitting regulated financial information. With respect thereto, it shall be responsible for supervising the process of preparation and the integrity of the financial information relating to the Company and the Group, reviewing compliance with regulatory requirements, the proper determination of the scope of consolidation, and the correct application of accounting standards, informing the Board of Directors thereof.

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5)	To supervise the effectiveness of the Company’s internal control system and risk management systems, and to discuss with the auditors significant weaknesses in the internal control system detected during the audit. With respect thereto, it shall be responsible for proposing to the Board of Directors a risk control and management policy, which shall identify at least the following:

a)	the types of risk (operational, technological, financial, legal and reputational) facing the company;

b)	the setting of the risk level which the company considers acceptable;

c)	the measures to mitigate the impact of the identified risks, in case they materialize;

d)	the control and information systems to be used to control and manage the above-mentioned risks.

6)	To establish and supervise a system that allows employees to confidentially and anonymously report potentially significant irregularities, particularly any financial and accounting irregularities detected within the Company.

7)	To establish and maintain appropriate relations with the Auditor in order to receive, for review by the Committee, information on all matters that could jeopardize the independence thereof, as well as any other matters relating to the audit procedure, and such other communications as may be provided for in auditing legislation and in technical auditing regulations.

In any event, the Audit and Control Committee must receive, on an annual basis, written confirmation from the Auditor of its independence vis-à-vis the entity or entities directly or indirectly related thereto, as well as information regarding additional services of any kind provided to such entities by the Auditor or by the persons or entities related thereto pursuant to the provisions of the revised text of the Law on Auditing of Financial Statements approved in Royal Legislative Decree 1/2011, of 1 July.

8)	To issue on an annual basis, prior to the issuance of the audit report, a report stating an opinion regarding the independence of the Auditor. This report must in all cases include an opinion on the provision of the additional services referred to in paragraph 7) above.

c)	Operation

The Audit and Control Committee shall meet at least once every quarter and as often as appropriate, when called by its Chairman.

In the performance of its duties, the Audit and Control Committee may require that the Company’s Auditor and the person responsible for internal audit, and any employee or senior executive officer of the Company, attend its meetings.

d)	Action Plan and Report

As with the Board and its Committees, at the beginning of each year and in accordance with Article 19 b) 3. of the Regulations of the Board of Directors, the Audit and Control Committee shall prepare an Action Plan detailing the actions to be taken and their timing for each year in each of their fields of action.

The Committee also draws up an internal Activities Report summarizing the main activities and actions taken during the year, detailing the issues discussed at its meetings and highlighting certain aspects regarding its powers and duties, composition and operation.

As per Article 19 b) 3. of the Regulations of the Board of Directors, in order that it may properly exercise its duties, the Board of Directors is kept fully informed of the issues dealt with by the Audit and Control Committee.

Service Quality and Customer Service Committee

a)	Composition

The Service Quality and Customer Service Committee shall consist of such number of Directors as the Board of Directors determines from time to time, but in no case less than three, and the majority of its members shall be external Directors.

The Chairman of the Service Quality and Customer Service Committee shall be appointed from among its members.

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b)	Duties

Without prejudice to any other duties that the Board of Directors may assign thereto, the Service Quality and Customer Service Committee shall have at least the following duties:

1)	To periodically examine, review and monitor the quality indices of the principal services provided by the companies of the Telefónica Group.

2)	To evaluate levels of customer service provided by such companies.

c)	Action Plan and Report

As with the Board and the rest of its Committees, at the beginning of each year and in accordance with Article 19 b) 3. of the Regulations of the Board of Directors, the Service Quality and Customer Service Committee shall prepare an Action Plan detailing the actions to be taken and their timing for each year in each of their fields of action.

The Committee also draws up an internal Activities Report summarizing the main activities and actions taken during the year, detailing the issues discussed at its meetings and highlighting certain aspects regarding its powers and duties, composition and operation.

As per Article 19 b) 3. of the Regulations of the Board of Directors, in order that it may properly exercise its duties, the Board of Directors is kept fully informed of the issues dealt with by the Service Quality and Customer Services Committee.

Strategy Committee

a)	Composition

The Board of Directors shall determine the number of members of this Committee.

The Chairman of the Strategy Committee shall be appointed from among its members.

b)	Duties

Without prejudice to any other tasks that the Board of Directors may assign thereto, the primary duty of the Strategy Committee shall be to support the Board of Directors in the analysis and follow up of the global strategy policy of the Telefónica Group.

c)	Action Plan and Report

As with the Board and the rest of its Committees, at the beginning of each year and in accordance with Article 19 b) 3. of the Regulations of the Board of Directors, the Strategy Committee shall prepare an Action Plan detailing the actions to be taken and their timing for each year in each of their fields of action.

The Committee also draws up an internal Activities Report summarizing the main activities and actions taken during the year, detailing the issues discussed at its meetings and highlighting certain aspects regarding its powers and duties, composition and operation.

As per Article 19 b) 3. of the Regulations of the Board of Directors, in order that it may properly exercise its duties, the Board of Directors is kept fully informed of the issues dealt with by the Strategy Committee.

Innovation Committee

a)	Composition

The Board of Directors shall determine the number of members of this Committee.

The Chairman of the Innovation Committee shall be appointed from among its members.

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b)	Duties

The Innovation Committee is primarily responsible for advising and assisting in all matters regarding innovation. Its main object is to perform an examination, analysis and periodic monitoring of the Company’s innovation projects, to provide guidance and to help ensure its implementation and development across the Group.

c)	Action Plan and Report

As with the Board and the rest of its Committees, at the beginning of each year and in accordance with Article 19 b) 3. of the Regulations of the Board of Directors, the Innovation Committee shall prepare an Action Plan detailing the actions to be taken and their timing for each year in each of their fields of action.

The Committee also draws up an internal Activities Report summarizing the main activities and actions taken during the year, detailing the issues discussed at its meetings and highlighting certain aspects regarding its powers and duties, composition and operation.

As per Article 19 b) 3. of the Regulations of the Board of Directors, in order that it may properly exercise its duties, the Board of Directors is kept fully informed of the issues dealt with by the Innovation Committee.

Nominating, Compensation and Corporate Governance Committee

a)	Composition

The Nominating, Compensation and Corporate Governance Committee shall consist of not less than three and not more than five Directors appointed by the Board of Directors. All members of the Committee must be external Directors and the majority thereof must be independent Directors.

The Chairman of the Nominating, Compensation and Corporate Governance Committee, who shall in all events be an independent Director, shall be appointed from among its members.

b)	Duties

Notwithstanding other duties entrusted it by the Board of Directors, the Nominating, Compensation and Corporate Governance Committee shall have the following duties:

1)	To report, following standards of objectivity and conformity to the corporate interest, on the proposals for the appointment, re-election and removal of Directors and senior executive officers of the Company and its subsidiaries, and evaluate the qualifications, knowledge and experience required of candidates to fill vacancies.

2)	To report on the proposals for appointment of the members of the Executive Commission and of the other Committees of the Board of Directors, as well as the Secretary and, if applicable, the Deputy Secretary.

3)	To organize and coordinate, together with the Chairman of the Board of Directors, a periodic assessment of the Board, pursuant to the provisions of Article 13.3 of these Regulations.

4)	To inform on the periodic assessment of the performance of the Chairman of the Board of Directors.

5)	To examine or organize the succession of the Chairman such that it is properly understood and, if applicable, to make proposals to the Board of Directors so that such succession occurs in an orderly and well-planned manner.

6)	To propose to the Board of Directors, within the framework established in the By-Laws, the compensation for the Directors and review it periodically to ensure that it is in keeping with the tasks performed by them, as provided in Article 35 of these Regulations.

7)	To propose to the Board of Directors, within the framework established in the By-Laws, the extent and amount of the compensation, rights and remuneration of a financial nature, of the Chairman, the executive Directors and the senior executive officers of the Company, including the basic terms of their contracts, for purposes of contractual implementation thereof.

8)	To prepare and propose to the Board of Directors an annual report regarding the Director compensation policy.

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9)	To supervise compliance with the Company’s internal rules of conduct and the corporate governance rules thereof in effect from time to time.

10)	To exercise such other powers and perform such other duties as are assigned to such Committee in these Regulations.

c)	Operation

In addition to the meetings provided for in the annual schedule, the Nominating, Compensation and Corporate Governance Committee shall meet whenever the Board of Directors of the Company or the Chairman thereof requests the issuance of a report or the approval of proposals within the scope of its powers and duties, provided that, in the opinion of the Chairman of the Committee, it is appropriate for the proper implementation of its duties.

d)	Action Plan and Report

As with the Board and the rest of its Committees, at the beginning of each year and in accordance with Article 19 b) 3. of the Regulations of the Board of Directors, the Nominating, Compensation and Corporate Governance Committee shall prepare an Action Plan detailing the actions to be taken and their timing for each year in each of their fields of action.

The Committee also draws up an internal Activities Report summarizing the main activities and actions taken during the year, detailing the issues discussed at its meetings and highlighting certain aspects regarding its powers and duties, composition and operation.

As per Article 19 b) 3. of the Regulations of the Board of Directors, in order that it may properly exercise its duties, the Board of Directors is kept fully informed of the issues dealt with by the Nominating, Compensation and Corporate Governance Committee.

Human Resources, Corporate Reputation and Corporate Responsibility Committee

a)	Composition

The Human Resources and Corporate Reputation and Responsibility Committee shall consist of such number of Directors as the Board of Directors determines from time to time, but in no case less than three and the majority of its members shall be external Directors.

The Chairman of the Human Resources, Reputation and Corporate Responsibility Committee shall be appointed from among its members.

b)	Duties

Without prejudice to any other tasks that the Board of Directors may assign thereto, the Human Resources and Corporate Reputation and Responsibility Committee shall have at least the following duties:

1)	To analyze, report on and propose to the Board of Directors the adoption of the appropriate resolutions on personnel policy matters.

2)	To promote the development of the Telefónica Group’s Corporate Reputation and Responsibility project and the implementation of the core values of the Group.

c)	Action Plan and Report

As with the Board and the rest of its Committees, at the beginning of each year and in accordance with Article 19 b) 3. of the Regulations of the Board of Directors, the Human Resources, Corporate Reputation and Responsibility Committee shall prepare an Action Plan detailing the actions to be taken and their timing for each year in each of their fields of action.

The Committee also draws up an internal Activities Report summarizing the main activities and actions taken during the year, detailing the issues discussed at its meetings and highlighting certain aspects regarding its powers and duties, composition and operation.

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As per Article 19 b) 3. of the Regulations of the Board of Directors, in order that it may properly exercise its duties, the Board of Directors is kept fully informed of the issues dealt with by the Human Resources, Corporate Reputation and Responsibility Committee.

Regulation Committee

a)	Composition

The Regulation Committee shall consist of such number of Directors as the Board of Directors determines from time to time, but in no case less than three, and the majority of its members shall be external Directors.

The Chairman of the Regulation Committee shall be appointed from among its members.

b)	Duties

Notwithstanding other duties entrusted to it by the Board of Directors, the Regulation Committee shall have at least the following functions:

1)	To monitor on a permanent basis the principal regulatory matters and issues affecting the Telefónica Group at any time, through the study, review and discussion thereof.

2)	To act as a communication and information channel between the Management Team and the Board of Directors in regulatory matters and, where appropriate, to advise the latter of those matters deemed important or significant to the Company or to any of the companies of its Group in respect of which it is necessary or appropriate to make a decision or adopt a particular strategy.

c)	Action Plan and Report

As with the Board and the rest of its Committees, at the beginning of each year and in accordance with Article 19 b) 3. of the Regulations of the Board of Directors, the Regulation Committee shall prepare an Action Plan detailing the actions to be taken and their timing for each year in each of their fields of action.

The Committee also draws up an internal Activities Report summarizing the main activities and actions taken during the year, detailing the issues discussed at its meetings and highlighting certain aspects regarding its powers and duties, composition and operation.

As per Article 19 b) 3. of the Regulations of the Board of Directors, in order that it may properly exercise its duties, the Board of Directors is kept fully informed of the issues dealt with by the Regulation Committee.

Executive Commission

a)	Composition

The Executive Commission shall consist of the Chairman of the Board, once appointed as a member thereof, and not less than three nor more than ten Directors appointed by the Board of Directors.

In the qualitative composition of the Executive Commission, the Board of Directors shall seek to have external or non-executive Directors constitute a majority over the executive Directors.

In all cases, the affirmative vote of at least two-thirds of the members of the Board of Directors shall be required in order for the appointment or re- appointment of the members of the Executive Commission to be valid.

b)	Duties

The Board of Directors, always subject to the legal provisions in force, has delegated all its powers to an Executive Commission, except those that cannot be delegated by Law, by the Company Bylaws, or by the Regulations of the Board of Directors.

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The Executive Commission provides the Board of Directors with a greater efficiency and effectiveness in the executions of its tasks, since it meets more often.

c)	Operation

The Executive Commission shall meet whenever called by the Chairman, and shall normally meet every fifteen days.

The Chairman and Secretary of the Board of Directors shall act as the Chairman and Secretary of the Executive Commission. One or more Vice Chairmen and a Deputy Secretary may also be appointed.

A quorum of the Executive Commission shall be validly established with the attendance, in person or by proxy, of one-half plus one of its members.

Resolutions shall be adopted by a majority of the Directors attending the meeting (in person or by proxy), and in the case of a tie, the Chairman shall cast the deciding vote.

d)	Relationship with the Board of Directors

The Executive Commission shall report to the Board in a timely manner on the matters dealt with and the decisions adopted at the meetings thereof, with a copy of the minutes of such meetings made available to the members of the Board (article 20.C of the Regulations of the Board of Directors).

B.2.4	Identify any advisory or consulting powers and, where applicable, the powers delegated to each of the committees:

Committee name	Brief description
International Affairs Committee	Consultative and control committee

Audit and Control Committee	Consultative and control committee

Service Quality and Customer Service Committee	Consultative and control committee

Strategy Committee	Consultative and control committee

Innovation Committee	Consultative and control committee

Nominating, Compensation and Corporate Governance Committee	Consultative and control committee

Human Resources, Corporate Reputation and Corporate Responsibility Committee	Consultative and control committee

Regulation Committee	Consultative and control committee

Executive Commission	Corporate Body with general decision-making powers and express delegation of all powers corresponding to the Board of Directors except for those that cannot be delegated by law, bylaws or regulations.

B.2.5	Indicate, as appropriate, whether there are any regulations governing the board committees. If so, indicate where they can be consulted, and whether any amendments have been made during the year. Also indicate whether an annual report on the activities of each committee has been prepared voluntarily.

International Affairs Committee

The organization and operation of the Board of Directors Committees are governed by specific regulations contained in the Regulations of the Board of Directors. This document is available for consultation on the company website.

As mentioned in section B.2.3 above, the Board Committees draw up an internal Report summarizing the main activities and actions taken during the year detailing the issues discussed at the meetings and highlighting certain aspects regarding the powers and duties, composition and operation.

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2012 Financial Statements

Audit and Control Committee

The organization and operation of the Board of Directors Committees are governed by specific regulations contained in the Regulations of the Board of Directors. In addition, the Audit and Control Committee is specifically regulated in article 31 bis of the Bylaws. These documents are available for consultation on the company website.

As mentioned in section B.2.3 above, the Board Committees draw up an internal Report summarizing the main activities and actions taken during the year, detailing the issues discussed at the meetings and highlighting certain aspects regarding their powers and duties, composition and operation.

Service Quality and Customer Service Committee

The organization and operation of the Board of Directors Committees are governed by specific regulations contained in the Regulations of the Board of Directors. This document is available for consultation on the company website.

As mentioned in section B.2.3 above, the Board Committees draw up an internal Report summarizing the main activities and actions taken during the year detailing the issues discussed at the meetings and highlighting certain aspects regarding the powers and duties, composition and operation.

Strategy Committee

The organization and operation of the Board of Directors Committees are governed by specific regulations contained in the Regulations of the Board of Directors. This document is available for consultation on the company website.

As mentioned in section B.2.3 above, the Board Committees draw up an internal Report summarizing the main activities and actions taken during the year detailing the issues discussed at the meetings and highlighting certain aspects regarding the powers and duties, composition and operation.

Innovation Committee

The organization and operation of the Board of Directors Committees are governed by specific regulations contained in the Regulations of the Board of Directors. This document is available for consultation on the company website.

As mentioned in section B.2.3 above, the Board Committees draw up an internal Report summarizing the main activities and actions taken during the year detailing the issues discussed at the meetings and highlighting certain aspects regarding the powers and duties, composition and operation.

Nominating, Compensation and Corporate Governance Committee

The organization and operation of the Board of Directors Committees are governed by specific regulations contained in the Regulations of the Board of Directors. This document is available for consultation on the company website.

As mentioned in section B.2.3 above, the Board Committees draw up an internal Report summarizing the main activities and actions taken during the year detailing the issues discussed at the meetings and highlighting certain aspects regarding the powers and duties, composition and operation.

Human Resources, Corporate Reputation and Corporate Responsibility Committee

The organization and operation of the Board of Directors Committees are governed by specific regulations contained in the Regulations of the Board of Directors. This document is available for consultation on the company website.

As mentioned in section B.2.3 above, the Board Committees draw up an internal Report summarizing the main activities and actions taken during the year detailing the issues discussed at the meetings and highlighting certain aspects regarding the powers and duties, composition and operation.

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2012 Financial Statements

Regulation Committee

The organization and operation of the Board of Directors Committees are governed by specific regulations contained in the Regulations of the Board of Directors. This document is available for consultation on the company website.

As mentioned in section B.2.3 above, the Board Committees draw up an internal Report summarizing the main activities and actions taken during the year detailing the issues discussed at the meetings and highlighting certain aspects regarding the powers and duties, composition and operation.

Executive Commission

The organization and operation of the Board of Directors Committees are governed by specific regulations contained in the Regulations of the Board of Directors. The Executive Commission is also regulated by Article 31 of the Bylaws. These documents are available for consultation on the company website.

B.2.6	Indicate whether the composition of the Executive Committee reflects the participation within the board of the different types of directors:

Yes

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2012 Financial Statements

C.	Related party transactions

C.1	Indicate whether the board plenary sessions have reserved the right to approve, based on a favorable report from the Audit Committee or any other committee responsible for this task, transactions which the company carries out with directors, significant shareholders or representatives on the board, or related parties:

Yes

C.2 List any relevant transactions entailing a transfer of assets or liabilities between the company or its group companies and the significant shareholders in the company:

Name or corporate name of significant shareholder	Name or corporate name of the company or its group company	Nature of the relationship	Type of transaction	Amount (thousands of euros)
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Gain from sale or disposal of assets	1
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Finance arrangements: loans and capital contributions (lender)	37,791
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Finance leases (lessor)	53
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Other expenses	986
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Sale of goods (finished or in progress)	6,315
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Guarantees and deposits received	471,002
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Leases	392
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Finance agreements, loans and capital contributions (borrower)	95,361
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Commitments acquired	25,025
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Receipt of services	14,150
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Commitments acquired	5,718
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Finance income	22,268
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Services rendered	218,026
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Finance costs	106,471
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Acquisition of property, plant and equipment, intangible assets and other fixed assets	18,970
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Other income	3,745
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Guarantees and deposits received	326
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Finance arrangements: loans and capital contributions (lender)	622,155
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Finance income	3,747
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Finance arrangements: loans and capital contributions (borrower)	449,472
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Receipt of services	27,627
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Dividends and other distributed earnings	285,564
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica S.A.	Contractual	Dividends received	16,083
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Finance costs	5,377
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Commitments acquired	12,905,663
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Rest of Telefónica Group	Contractual	Leases	770
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Rest of Telefónica Group	Contractual	Services rendered	38,680
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Rest of Telefónica Group	Contractual	Other expenses	64
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Rest of Telefónica Group	Contractual	Commitments acquired	48,550

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2012 Financial Statements

Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Rest of Telefónica Group	Contractual	Guarantees and deposits received	139,546
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Rest of Telefónica Group	Contractual	Commitments acquired	53
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Rest of Telefónica Group	Contractual	Receipt of services	33,879
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Rest of Telefónica Group	Contractual	Finance income	5
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Rest of Telefónica Group	Contractual	Finance costs	11,706
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Rest of Telefónica Group	Contractual	Sale of goods (finished or in progress)	6,244
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Telefónica, S.A.	Contractual	Receipt of services	25,387
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Telefónica, S.A.	Contractual	Finance agreements, loans and capital contributions (borrower)	384,519
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Rest of Telefónica Group	Contractual	Finance income	2,274
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Telefónica, S.A.	Contractual	Commitments acquired	2,661,335
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Telefónica, S.A.	Contractual	Finance arrangements: loans and capital contributions (lender)	618,021
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Telefónica, S.A.	Contractual	Dividends and other distributed earnings	134,535
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Telefónica, S.A.	Contractual	Guarantees and deposits received	9,800
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Telefónica, S.A.	Contractual	Finance costs	5,424

C.3	List any relevant transactions entailing a transfer of assets or liabilities between the company or its group companies, and the company’s managers or directors.

C.4	List any relevant transactions undertaken by the company with other companies in its group that are not eliminated in the process of drawing up the consolidated financial statements and whose subject matter and terms set them apart from the company’s ordinary trading activities.

C.5	Identify, where appropriate, any conflicts of interest affecting company directors pursuant to article 127 of the LSA.

Yes

Name or corporate name of director

Mr. Isidro Fainé Casas

Description of the situation of conflict of interest

At the meeting of Telefónica, S.A.’s Executive Committee held on October 19, 2012, the Directors representing Caja de Ahorros y Pensiones de Barcelona, “La Caixa”, and Banco Bilbao Vizcaya Argentaria, S.A., Mr. Isidro Fainé Casas and Mr. José María Abril Pérez, respectively, abstained from voting on the resolution relating to a bid to purchase preferred stock of Telefónica Finance USA LLC and, additionally to the simultaneous sale of treasury shares of Telefónica, S.A. and the subscription of newly issued plain-vanilla bonds, since both companies cooperate as financial institutions in that project.

Name or corporate name of director

Mr. José María Abril Pérez

Description of the situation of conflict of interest

At the meeting of Telefónica, S.A.’s Executive Committee held on October 19, 2012, the Directors representing Caja de Ahorros y Pensiones de Barcelona, “La Caixa”, and Banco Bilbao Vizcaya Argentaria, S.A., Mr. Isidro Fainé Casas and Mr. José María Abril Pérez, respectively, abstained from voting on the resolution relating to a bid to purchase preferred stock of Telefónica Finance USA LLC and, additionally to the simultaneous sale of treasury shares of Telefónica, S.A. and the subscription of newly issued plain-vanilla bonds, since both companies cooperate as financial institutions in the project.

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C.6	List the mechanisms established to detect, determine and resolve any possible conflicts of interest between the company and/or its group, and its directors, management or significant shareholders.

Company policy establishes the following principles governing possible conflicts of interest that may affect Directors, senior executive officers or significant shareholders:

•

With respect to Directors, Article 32 of the Regulations of the Board of Directors establishes that Directors shall inform the Board of Directors of any situation of direct or indirect conflict they may have with the interest of the company. In the event of conflict, the Director affected shall refrain from participating in the deliberation to which the conflict refers.

Moreover, and in accordance with the provisions set out in the Regulations of the Board, Directors shall refrain from participating in votes that affect matters in which they or persons related to them have a direct or indirect interest.

Likewise, the aforementioned Regulations establish that Directors shall not directly or indirectly enter into professional or commercial transactions with the Company or with any of the companies of the Group, if such transactions are unrelated to the ordinary course of business of the Company or not performed on an arm’s length basis, unless the Board of Directors is informed thereof in advance and, with the prior report of the Nominating, Compensation and Corporate Governance Committee, it approves the transaction upon the affirmative vote of at least 90% of the Directors present in person or by proxy.

Directors must also report with respect to themselves as well as the persons related thereto (a) the direct or indirect interests held by them and (b) the offices held or duties performed at any company that is in a situation of real competition with the Company.

For purposes of the provisions of this paragraph, the following shall not be deemed to be in a situation of actual competition with the Company, even if they have the same or a similar or complementary corporate purpose: (i) companies controlled thereby (within the meaning of Article 42 of the Commercial Code); and (ii) companies with which Telefónica, S.A. has established a strategic alliance. Likewise, for purposes of the provisions hereof, proprietary Directors of competitor companies appointed at the request of the Company or in consideration of the Company’s interest in the capital thereof shall not be deemed to be in a situation of competition.

•

With regards to significant shareholders, Article 39 of the Regulations of the Board of Directors stipulates that the Board of Directors shall know the transactions that the Companies enter into, either directly or indirectly, with Directors, with significant shareholders or shareholders represented on the Board, or with persons related thereto.

The performance of such transactions shall require the authorization of the Board, after a favorable report of the Nominating, Compensation and Corporate Governance Committee, unless they are transactions or operations that form part of the customary or ordinary activity of the parties involved that are performed on customary market terms and in insignificant amounts for the Company.

The transactions referred to in the preceding sub-section shall be assessed from the point of view of equal treatment of shareholders and the arm’s-length basis of the transaction, and shall be included in the Annual Corporate Governance Report and in the periodic information of the Company upon the terms set forth in applicable laws and regulations.

•

With respect to senior executive officers, the Internal Code of Conduct for Securities Markets Issues sets out the general principles of conduct for the persons subject to the said regulations who are involved in a conflict of interest. The aforementioned Code includes all the Company Management Personnel within the concept of affected persons.

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2012 Financial Statements

In accordance with the provisions of this Code, senior executive officers are obliged to (a) act at all times with loyalty to the Telefónica Group and its shareholders, regardless of their own or other interests; (b) refrain from interfering in or influencing the making of decisions that may affect individuals or entities with whom there is a conflict; and (c) refrain from receiving information classified as confidential which may affect such conflict. Furthermore, these persons are obliged to inform the Company Regulatory Compliance Unit of all transactions that may potentially give rise to conflicts of interest.

C.7	Is more than one group company listed in Spain?

No

Identify the listed subsidiaries in Spain

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2012 Financial Statements

D RISK CONTROL SYSTEMS

D.1	Give a general description of risk policy in the company and/or its group, detailing and evaluating the risks covered by the system, together with evidence that the system is appropriate for the profile of each type of risk.

The Telefónica Group’s business is conditioned by a series of intrinsic risk factors that affect exclusively the Group, as well as a series of external factors that are common to businesses of the same sector. The main risks and uncertainties facing the Company which could affect its business, financial position and results, are as follows:

Group-related risks

•	Country risk (investments in Latin America)

At December 31, 2012, approximately 48.9% of the Telefónica Group’s revenue (approximately 49.6% of its assets) is generated by the Latin American segment (primarily in Brazil, Argentina, Venezuela, Chile and Peru); 78.3% of those assets are generated in countries classified as investment grade (Brazil, Chile, Peru, Colombia, Mexico, Uruguay and Panama) by some of the credit rating agencies. The Telefónica business is especially sensitive to any of the risks related to Latin America described in this section, particularly if they affect or arise in Brazil, which at December 31, 2012 accounted for 50.6% of assets and 44.6% of revenue from Latin American operations.

The Group’s investments and operations in Latin America could be affected by a series of risks related to economic, political and social factors in these countries, collectively denominated “country risk,” including risks related to the following:

•	government regulation or administrative polices may change unexpectedly, including changes that modify the terms and conditions of licenses and concessions and their renewal which (or delay their approval) could negatively affect the Group’s interests in such countries;

•	the effects of inflation, currency depreciation or currency restrictions and other restraints on transfer of funds may be imposed. For example, in Venezuela, the official US Dollar to Bolivar fuerte exchange rate is established by the Central Bank of Venezuela and the Minister of Finance. Additionally, the acquisition of foreign currencies by Venezuelan companies to pay foreign debt or dividends is subject to the pre-authorization of the relevant Venezuelan authorities;

•	governments may expropriate or nationalize assets or increase their participation in the economy and companies; and

•	economic downturns, political instability and civil disturbances may negatively affect the Telefónica Group’s operations in such countries.

•	Foreign currency and interest rate risk

The Telefónica Group’s business is exposed to various types of market risks, above all the impact of changes in interest rates or foreign currency exchange rates.

At December 31, 2012, 23% of the Group’s net debt was at floating rates, while 20% was denominated in a currency other than the euro.

To illustrate the sensitivity of financial expenses to a change in short-term interest rates at December 31, 2012: (i) a 100 basis points increase in interest rates in all currencies in which Telefónica has a financial position at that date would lead to an increase in financial expenses of 96 million euros, (ii) whereas a 100 basis points decrease in interest rates in all currencies except the euro, dollar and the pound sterling, in order to avoid negative rates, would lead to a reduction in financial expenses of 36 million euros. These calculations were made assuming a constant currency and balance position equivalent to the position at that date and bearing in mind the derivative financial instruments arranged.

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2012 Financial Statements

As for the impact on the income statement, specifically exchange gains and losses in the financial result at December 31, 2012, the impact of a 10% increase or decrease in the exchange rate would be 159 million euros (assuming a constant currency position with an impact on profit or loss at that date including derivative instruments arranged and that Latin American currencies would fall against the US dollar and the rest of the currencies against the euro by 10%).

The Telefónica Group uses a variety of strategies to manage this risk, mainly through the use of financial derivatives, which themselves are also exposed to risk, including counterparty risk. Furthermore, the Group’s risk management strategies may not achieve the desired effect, which could adversely affect the Group’s business, financial condition, results of operations and cash flows.

•	Dependence on external sources of financing

The performance, expansion and improvement of networks, the development and distribution of the Telefónica Group’s services and products, as well as the development and implementation of new technologies or the renewal of licenses require a substantial amount of financing.

The performance of financial markets in terms of liquidity, cost of credit, access and volatility, continues to be overshadowed by persisting uncertainty regarding certain factors such as the pace of economic recovery, the health of the international banking system or the concerns regarding the burgeoning deficits of some European countries. The worsening international financial market conditions caused by some of these factors could make it more difficult and more expensive to refinance existing financial debt (at December 31, 2012, gross maturities in 2013, including the net position in derivative financial instruments, certain current payables and expected early redemptions amounted to around 10,074 million euros, or 9,574 million euros should Telefónica elect not to exercise expected early redemptions, and in 2014 to 7,850 million euros) or arrange new debt if necessary, and more difficult and costly to raise funds from our shareholders.

Furthermore, obtaining financing on the international capital markets could also be restricted (in terms of access and cost) if Telefónica’s credit ratings are revised downwards, either due to lower solvency or operating performance, or as a result of a downgrade in the rating for Spanish sovereign risk by rating agencies. Any of these situations could have a negative impact on our ability to honor our debts.

Moreover, market conditions could make it harder to renew existing undrawn bilateral credit lines, 18% of which, at December 31, 2012, initially mature prior to December 31, 2013.

Risks related to the Group’s industry

•	Current global economic situation

The Telefónica Group’s business is impacted by general economic conditions in each of the countries in which it operates. The uncertainty about whether economic recovery will continue may negatively affect the level of demand from existing and prospective customers, as customers may no longer deem critical the services offered by the Group. The main macroeconomic factors that could have an adverse impact on consumption and, accordingly, demand for our services and the Telefónica Group’s results include the dearth of credit as banks adjust their balance sheets, trends in the labor market, further erosion of consumer confidence, with an immediate increase in saving rates, or needs for greater fiscal adjustment, which would undermine household income levels. This risk is higher in Europe, but less relevant in other countries where the Telefónica Group operates.

Similarly, the sovereign debt crisis in certain euro-area countries and rating downgrades in some of these countries should be taken into account. Any further deterioration in sovereign debt markets or greater restrictions on credit in the banking sector could have an adverse impact on Telefónica’s ability to raise financing and/or obtain liquidity. This could have a negative effect on the Group’s business, financial condition, results of operations or cash flows. In addition, there could be other possible follow-on effects from the economic crisis on the Group’s business, including insolvency of key customers or suppliers.

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Lastly, in Latin America, the exchange rate risk in Venezuela (as reflected by the recent currency devaluation in February 2013) and Argentina (with a constant devaluation of the Argentinean peso against U.S. dollar) exists in relation to the negative impact any unexpected weakening in their currencies could have on cash flows from these countries. On February 8, 2013, the Venezuelan bolivar fuerte was devalued from 4.3 bolivar fuertes per U.S. dollar to 6.3 bolivar fuertes per U.S. dollar. The decision of the Venezuelan government affects the estimates made by the Group of the net asset value of the foreign currency position related to investments in Venezuela, which translates to an approximate pre-tax loss of 438 million euros on the 2012 financial statements.

•	Highly regulated markets

As a multinational telecommunications company that operates in regulated markets, the Telefónica Group is subject to different laws and regulations in each of the jurisdictions in which it provides services and in which supranational regulators such as the European Union and national, state, regional and local authorities intervene to varying degrees and as appropriate. This regulation is strict in the countries in which the Company holds a significant market power position.

In Europe, wholesale mobile network termination rates came down in 2011. There were considerable reductions in many of the countries where the Group operates, notably in the UK (with a final reduction scheduled for 2015 and a decrease in prices of over 83% compared to the end of 2010) and Germany (cuts of over 50% since December 2010). In Spain, the schedule for reducing mobile call termination rates came into play on April 16, 2012, and the target price (1.09 euros) will be attained in July 2013, with a decrease of approximately 75% in wholesale prices. Other countries where rates will fall as from 2012 are the Czech Republic (slightly more than 49%), Ireland (approximately 72%) and Slovakia (approximately 58%).

Other services with regulated prices in Europe include call roaming, SMS and data services. The European Parliament and Council has approved the new Roaming III regulation which replaces all previous regulations. The objective of this Regulation is to set maximum prices for voice and SMS retail and wholesale services between July 2012 and July 2014, which will then be progressively reduced. It also regulates retail and wholesale data roaming charges for the first time.

Additionally, according to Roaming III, from July 2014, mobile operators would be forced to separate the sale of roaming services from their domestic services. This would allow users to choose a different operator for calls made in other Member States. Lastly, in relation to net neutrality, the new European regulatory framework establishes as a general principle the importance of ensuring European citizens have free internet access. Nevertheless, regulators could also adopt at any time measures or additional requirements to reduce roaming prices and fixed and/or mobile termination rates, and force Telefónica to provide third-party access to its networks.

Moreover, in Latin America there is tendency to review –and reduce– mobile network termination rates. For instance, reductions of 61% and 60% have been approved in Mexico and Chile, respectively. In Brazil, in October 2011, the regulator (Anatel) approved the fixed-mobile rate adjustment regulation, which entails a gradual reduction of these rates through to 2014 by applying a CPI-factor, which results in a reduction of approximately 29% in 2012-2014. The absolute decrease in public rates must be passed on to mobile interconnection rates (VU-M). In addition, there is a trend towards reductions in termination rates in Peru, Venezuela and Colombia.

The new regulatory principles established in Europe’s common regulatory framework, adopted in 2009 and transposed in the national legislation of each Member State in which Telefónica operated during 2011 and 2012 could result in increased regulatory pressure on the local competitive environment. Specifically, this framework supports the possibility of national regulators, in specific cases and under exceptional conditions, establishing the functional separation between the wholesale and retail businesses of operators with significant market power and vertically integrated operators, whereby they would be required to offer equal wholesale terms to third-party operators that acquire these products.

The recommendation on the application of the European regulatory policy to next-generation broadband networks drawn up by the European Commission (EC) could also play a key role in the incentives for operators to invest in net fixed broadband networks in the short-term and medium-term, thus affecting the outlook for the business and competition in this market segment. Nonetheless, the EC is currently drafting respective recommendations on cost accounting and non-discrimination, and it is expected that these recommendations, which will affect the earlier recommendation, will be approved in mid-2013. According to statements by Commissioner Kroes, initial evaluations are that the Commission could make the regulation for new generation networks more flexible in exchange for stricter measures on new operators concerning non-discrimination.

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2012 Financial Statements

Meanwhile, as the Group provides most of its services under licenses, authorizations or concessions, it is vulnerable to economic fines for serious breaches and, ultimately, revocation or failure to renew these licenses, authorizations or concessions or the granting of new licenses to competitors for the provisions of services in a specific market.

The Telefónica Group pursues their renewal to the extent provided by the contractual conditions, though it cannot guarantee that it will always complete this process successfully or under the most beneficial terms for the Group. In many cases it must satisfy certain obligations, including, among others, minimum specified quality standards, service and coverage conditions and capital investment. Failure to comply with these obligations could result in fines or even revocation or forfeiture of the license, authorization or concession.

Additionally, the Telefónica Group could be affected by regulatory actions carried out by antitrust of competition authorities. These authorizations could prohibit certain actions, such as new acquisitions or specific practices, create obligations or lead to heavy fines. Any such measures implemented by the competition authorities could results in economic and/or reputational loss for the Group, in addition to a loss of market share and/or in harm to the future growth of certain businesses.

•	Highly competitive markets and markets subject to constant technological development.

The Telefónica Group operates in markets that are highly competitive and subject to constant technological development. Therefore, it is subject to the effects of actions by competitors in these markets and its ability to anticipate and adapt to constant technological changes taking place in the industry.

To compete effectively, the Telefónica Group needs to successfully market its products and services and respond to both commercial actions by competitors and other competitive factors affecting these markets, anticipating and adapting promptly to technological changes, changes in consumer preferences and general economic, political and social conditions. Failure to do so appropriately could have an adverse impact on the Group’s financial condition, results of operations and cash flows.

New products and technologies arise constantly, while the development of existing products and technologies can render obsolete the products and services the Telefónica Group offers and the technology it uses. This means that Telefónica must invest in the development of new products, technology and services so it can continue to compete effectively with current or future competitors, and which may result in the decrease of the Group’s revenue margins. In this respect, margins from traditional voice and data business are shrinking, while new sources of revenues are deriving from mobile internet and connectivity services that are being launched. Research and development costs amounted to 1,071 million euros and 983 million euros in 2012 and 2011, respectively, representing 1.7% and 1.6% of the Group’s consolidated revenue, respectively.

One technology that telecommunications operators, including Telefónica (in Spain and Latin America), are focused on is the new FTTx-type network, which offers broadband access using optical fiber with superior services, e.g. internet speed of up to 100mb or HD television services. However, substantial investment is required to deploy these networks, which entails fully or partially substituting copper loop access with optic fiber. As things stand today, scant demand for the capabilities offered by these new networks to end users could make it difficult to quantify the return on investment and justify the high investment.

In addition, many of the aforementioned works directed to network upgrade and to offer new products or services are not entirely under the Telefónica Group’s control and could be constrained by applicable regulation.

•	Limitations on spectrum capacity could be costly and curtail growth.

Telefónica’s mobile operations in a number of countries may rely on the availability of spectrum. The Company’s failure to obtain sufficient or appropriate spectrum capacity or its capacity to assume the related costs, could have an adverse impact on the quality on the launching and provision of new services and on the Company’s ability to maintain the quality of existing services, which may adversely affect the Group’s financial condition, results of operations and cash flows

In 2012, Telefónica Ireland invested 127 million euros to obtain spectrum in the 800, 900 and 1800 MHz bands. On February 20, 2013, Telefónica UK was granted two blocks of 10 MHz in the 800 MHz spectrum band for the rollout of a nationwide 4G network, total investment was of approximately 645 million euros. Meanwhile, in 2012, an investment was made in spectrum capacity in Nicaragua amounting to 5 million euros. In Brazil, Vivo was awarded a block of band with “X” of 2500 MHz (20+20 MHz), including the 450 MHz band in certain states in 2012. In Venezuela, in August 2012, a concession agreement was signed between Telefónica Venezuela and the regulator for the additional 20 MHz in the 1900 MHz frequency that had been granted to this company. Also in August 2012, Telefónica Móviles Chile, S.A. was awarded radiofrequencies for 4G technology. As regards new spectrum allocations in the countries where the Telefónica Group operates, in 2013 we are expecting auctions to take place in Slovakia, Colombia and Uruguay.

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2012 Financial Statements

•	Supplier failures

As a mobile and fixed telephony operator and provider of telecommunications services and products, the Telefónica Group, like other companies in the industry, depends upon a small number of major suppliers for essential products and services, mainly network infrastructure and mobile handsets. Telefónica Group depends on 13 handset suppliers and five network infrastructure suppliers, which together accounted for 80% of orders in 2012. These suppliers may, among other things, extend delivery times, raise prices and limit supply due to their own shortages and business requirements.

If these suppliers fail to deliver products and services to the Telefónica Group on a timely basis, it could jeopardize network deployment and expansion plans, which in some cases could adversely affect the Telefónica Group’s ability to satisfy its license terms and requirements or have an adverse impact on the Group’s business, financial condition, results of operations and cash flows.

•	Risks associated with unforeseen network interruptions

Unanticipated network interruptions as a result of system failures, including those due to network, hardware or software or cyber-attacks, which affect the quality of or cause an interruption in the Telefónica Group’s service, could lead to customer dissatisfaction, reduced revenues and traffic, costly repairs, penalties or other measures imposed by regulatory authorities and could harm the Telefónica Group’s reputation.

Telefónica attempts to mitigate these risks through a number of measures, including backup systems and protective systems such as firewalls, virus scanners and other physical and logical security. However, these measures are not always effective. Although the Telefónica Group has insurance policies to cover this type of incidents and risks, these policies may not be sufficient to cover all possible monetary losses, although the claims and loss in revenue caused by service interruptions to date have been covered by these policies.

•	Electromagnetic radio emissions and possible health risks

Currently, there is significant public concern regarding alleged potential effects of electromagnetic fields, emitted by mobile telephones and base stations, on human health. This social concern has caused certain governments and administrations to take measures that have hindered the deployment of the infrastructures necessary to ensure quality of service and affected the deployment criteria of new networks.

In May 2011, the specialized cancer research body of the World Health Organization (IARC) classified the electromagnetic fields in mobile telephony as “possibly carcinogenic,” a classification which also includes products such as coffee and pickled foods. The World Health Organization subsequently indicated, in its fact sheet no. 193 published in June 2011, that to date it cannot be confirmed that the use of a mobile telephone has adverse effects on health.

The most recent official study (to the best of our knowledge), published in 2012 by Advisory Group on Non-ionising Radiation (AGNIR), concludes that there are not convincing evidences showing that mobile phone technologies cause adverse effects in the health of individuals. It cannot be certain that future reports and medical studies establish a link between the electromagnetic signals or emissions of radio frequencies and health problems.

Irrespective of the scientific evidence that may be obtained and even though the Telefónica Group has considered these risks and has an action plan for the various countries in which it provides services to ensure compliance with codes of good practice and relevant regulations, this concern, may affect the capacity to capture or retain customers, discourage the use of mobile telephones, or lead to legal costs and other expenses.

Society’s worries about radiofrequency emissions could reduce the use of mobile telephones, which could cause the public authorities to implement measures restricting where transmitters and cell sites can be located and how they operate, and the use of our mobile devices, telephones and other products using mobile technology. This could lead to the Company being unable to expand or improve its mobile network. Furthermore, if any relevant authorities request that the thresholds of exposure to electromagnetic fields be reduced, the Company may have to invest in reconstructing its network to comply with these guidelines.

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2012 Financial Statements

The adoption of new measures by governments or administrations or other regulatory interventions in this respect that may also arise in the future may adversely affect the Group’s business, financial condition, results of operations and cash flows.

•	Risk of asset impairment

The Telefónica Group reviews on an annual basis, or more frequently when the circumstances require it, the value of assets and cash-generating units, to assess whether their carrying values can be supported by the future expected cash flows, including, in some cases synergies allowed for in acquisition cost. Potential changes in the regulatory, business, economic or political environment may result in the need to introduce changes to estimates made and recognize impairment losses in goodwill, intangible assets or fixed assets.

Although the recognition of impairments of property, plant and equipment, intangible assets and financial assets results in a non-cash charge on the income statement, it could adversely affect the results of the Telefónica Group’s operations. In this respect, the Telefónica Group has experienced impairment losses on certain of its investments, affecting the results of the year in which they were made. In 2012, an impairment loss was recognized on the stake in Telco, S.p.A. which, coupled with the impact of the recovery of all the operational synergies considered at the time of the investment and the profit contribution for the year, resulted in a negative impact of 1,277 million euros. In 2012, an impairment loss in goodwill was recognized amounting to 414 million euros for Telefónica operations in Ireland which, combined with the write-off of the intangible asset associated with the customer portfolio allocated to this market, resulted in a negative impact of 527 million euros.

•	Risks associated with internet

Our internet access and hosting services may involve us in civil liability for illegal or illicit use of the internet. In addition, Telefónica, like all telecommunications services providers, may be held liable for the loss, release or inappropriate modification of the customer data stored on its services or carried by its networks

In most countries in which Telefónica operates, the provision of its internet access and hosting services (including the operation of websites with shelf-generated content) are regulated under a limited liability regime applicable to the content that it makes available to the public as a technical service provider, particularly content protected by copyright or similar laws. However, regulatory changes have been introduced imposing additional obligations on access providers (such as. blocking access to a website) as part of the struggle against some illegal or illicit uses of the internet, notably in Europe.

Other risks

•	Litigation and other legal proceedings

•	Telefónica and Telefónica Group companies are party to lawsuits and other legal proceedings in the ordinary course of their businesses, the financial outcome of which is unpredictable. An adverse outcome or settlement in these or other proceedings could result in significant costs and may have a material adverse effect on the Group’s business, financial condition, results of operations and cash flows.

D.2	Indicate whether the company or group has been exposed to different types of risk (operational, technological, financial, legal, reputational, fiscal, etc.) during the year:

Yes

If so, indicate the circumstances and whether the established control systems worked adequately.

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2012 Financial Statements

Risks occurring in the year

Risk of asset impairment.

Circumstances responsible for this occurrence

The Telefónica Group has taken impairment losses on certain of its investments, affecting the results of the year when they were made.

Operation of control systems

The Telefónica Group reviews on an annual basis (or more frequently where the circumstances require), the value of assets and cash-generating units, to assess whether their carrying values can be supported by projected future cash flows, including, in some cases synergies included in acquisition cost. Potential changes in the regulatory, business, economic or political environment may result in the need to introduce changes to the estimates made and recognize impairment losses in goodwill, intangible assets or fixed assets. Although the recognition of impairments of property, plant and equipment, intangible assets and financial assets results in a non-cash charge on the income statement, it could adversely affect the results of the Telefónica Group’s operations.

In this respect, the Telefónica Group has experienced impairment losses on certain of its investments, affecting the results of the year in which they were made. Therefore, in 2012, as recorded in the Company’s financial statements, an impairment loss was recognized on the stake in Telco, S.p.A. which, coupled with the impact of the recovery of part of the operational synergies considered in the investment, resulted in a negative impact of 1,277 million euros before tax. In 2012, an impairment loss in goodwill was recognized amounting to 414 million euros for Telefónica operations in Ireland which, combined with the write-off of the intangible asset associated with the customer portfolio allocated to this market, resulted in a negative of 527 million euros.

D.3	Indicate whether there is a committee or other governing body in charge of establishing and supervising these control systems.

Yes

If so, please explain its duties.

Name of the Committee or Body	Description of duties
Audit and Control Committee

The Board of Directors of Telefónica, S.A. has constituted an Audit and Control Committee whose powers and duties and rules of operation are set out in the Company Bylaws and in the Regulations of the Board of Directors. Such regulations comply with all legal requirements as well as with the recommendations for good corporate governance issued by both national and international bodies.

Unless dealing with specific issues, the following shall be invited to attend Committee meetings: the External Auditor, representatives of the Legal General Secretariat and the Board, as well as representatives from the following departments: Strategic, Finance and Development, Internal Audit, Intervention and Inspection, Planning, Budgets and Control, Operations and Human Resources.

Occasionally, as mentioned above, other managers from within the Group are invited to inform the Committee on specific areas of interest to it.

The duties of the Committee are established in the Company Bylaws of Telefónica, S.A. (art. 31 bis), and in the Regulations of the Board of Directors (art. 21), as described in section B.2.3 of this Report.

In addition, the Company has designed a system of information to which the Chairman and the members of the Audit and Control Committee have access, through which they can obtain, if they wish, information on the conclusions of internal auditing reports and on the fulfillment of recommendations subject to specific monitoring.

Likewise, within the Group, Committees have been set up in those companies whose shares are listed on stock market in countries other than Spain, with similar duties to those described for the Audit and Control Committee of Telefónica, S.A.

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2012 Financial Statements

D.4	Identify and describe the processes for compliance with the regulations applicable to the company and/or its group.

The vast majority of the companies comprising the Telefónica Group operate in the telecommunications sector, which is subject to regulation in nearly all the countries where the Group is present. Among the basic objectives of the internal control model described above is compliance with laws and regulations that affect the Telefónica Group’s activities. In particular, the Group has units exercising specific control over this type of risk, especially through its legal services and in the areas of corporate regulation in the Group companies.

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2012 Financial Statements

E. General Shareholders’ Meetings

E.1	Indicate the quorum required for constitution of the General Shareholders’ Meeting established in the company’s bylaws. Describe how it differs from the system of minimum quorums established in the LSA.

No

	Quorum % other than that established in article 102 of the LSA for general cases	Quorum % other than that established in article 103 of the LSA for the special cases described in article 103
Quorum required for first call	0	0
Quorum required for second call	0	0

E.2	Indicate and, as applicable, describe any differences between the company’s system of adopting corporate resolutions and the framework set forth in the LSA.

No

E.3	List all shareholders’ rights regarding the General Shareholders’ Meetings other than those established under the LSA.

Telefónica grants all shareholders the rights related to the General Shareholders’ Meetings set out in the LSA.

Likewise, with a view to encouraging shareholders’ participation in the GSM, pursuant to Article 11 of the Regulations for the General Shareholders’ Meeting of Telefónica, S.A., shareholders may at all times and after providing evidence of their status as such, make suggestions through the Shareholder Service [Servicio de Atención al Accionista] regarding the organization and operation of the General Shareholders’ Meeting and the powers of the shareholders thereat.

E.4	Indicate the measures, if any, adopted to encourage shareholder participation at General Shareholders’ Meetings.

The primary goal of the Regulations of the General Shareholders’ Meeting of Telefónica, S.A. is to offer the shareholder a framework that guarantees and facilitates the exercise of their rights in their relationship with the governing body of the Company. Particular emphasis is placed on the shareholders’ right to receive information and to participate in the deliberations and voting, by ensuring the widest possible dissemination of the call to meeting and of the proposed resolutions that are submitted to the shareholders at the General Shareholders’ Meeting. In addition to the measures required by the applicable law in effect, the following are specific measures envisaged in the Regulation of the General Shareholders’ Meeting with a view to facilitating shareholders’ attendance and participation in the Meeting:

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2012 Financial Statements

WEBSITE

From the date of publication of the notice of the call to the General Shareholders’ Meeting, and in order to facilitate shareholders’ attendance and participation therein, the Company shall include in its website, to the extent available and in addition to the documents and information required by the Law, all materials that the Company deems advisable for such purposes and in particular, but not exclusively, the following:

e)	Meeting notice.

f)	Total number of shares and voting rights on the date of the call, broken down by class of shares, if applicable.

g)	Documents to be presented at the General Shareholders’ Meeting, especially reports of directors, auditors and independent experts.

h)	The text of all proposed resolutions or, where none exist, a report by the governing bodies commenting on each agenda point. On receipt, any proposed resolutions submitted by shareholders, would be included.

i)	Lines of communication between the Company and its shareholders, especially any pertinent explanations to enable shareholders to exercise their rights to information, indicating the postal and electronic email addresses to which shareholders should send any requests.

j)	The means to grant proxy for the General Shareholders’ Meeting and cast votes from a distance, including the procedure to obtain attendance cards or certificates issued by the entities legally authorized to do so.

k)	Information regarding the place where the General Shareholders’ Meeting is to be held, describing, when appropriate, the means of access to the meeting room.

l)	Any other matters of interest for purposes of following the proceedings at the Meeting, such as whether or not simultaneous interpretation services will be provided, the possibility that the General Shareholders’ Meeting be followed by audio-visual means, or information in other languages.

The Company shareholders may obtain all the aforementioned information through the corporate website, or may request that it be sent or delivered to them without charge through the mechanisms established on the website for this purpose.

Suggestions made by the shareholders

As indicated above, without prejudice to the shareholders’ right, in such cases and under such terms as are provided in the Law, to have certain matters included in the Agenda for the Meeting that they request be called, the shareholders may at all times and after providing evidence of their status as such, make suggestions through the Shareholder Service [Servicio de Atención al Accionista] regarding the organization and operation of the General Shareholders’ Meeting and the powers of the shareholders thereat.

Likewise, through the Shareholder Service, shareholders may request all types of information, documentation and clarifications required in relation to the General Shareholders’ Meeting, either through the Company website or by calling the toll-free line.

Electronic shareholders’ forum

On occasion of the call to meeting and until each General Shareholders’ Meeting is held, the Company shall place into operation on its website (www.telefonica.com) an Electronic Shareholders’ Forum, which shall be accessible, with appropriate safeguards, by both individual shareholders and by any voluntary associations they may create as provided by law, in order to facilitate their communication prior to a General Shareholders’ Meeting being held. Proposed resolutions sought to be presented as a supplement to the agenda notified in the call to meeting may be published in the Forum, together with requests for adherence to such proposals, initiatives to reach the percentage sufficient to exercise a minority right provided by Law as well as proxy offers or solicitations.

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2012 Financial Statements

Proxy granting and representation

The Chairman of the General Shareholders’ Meeting, or the Secretary for the Meeting acting under a delegation of powers, shall resolve all questions arising in connection with the validity and effectiveness of the documents setting forth the right of any shareholder to attend the General Shareholders’ Meeting, whether individually or by grouping shares with other shareholders, as well as the granting of a proxy or of powers of representation to another person, and shall ensure that only such documents as fail to meet the minimum essential requirements are considered invalid or ineffective and provided that the defects therein have not been cured.

At the General Shareholders ‘Meeting held on May 14, 2012, the Board of Directors, pursuant to articles 17 and 20bis of the By-Laws and articles 13 and 20bis of the Regulations for the General Shareholders ‘Meeting of Telefónica, S.A., agreed to enable procedures for distance representation and voting rights.

E.5	Indicate whether the General Shareholders’ Meetings is presided by the Chairman of the Board of Directors. List measures, if any, adopted to guarantee the independence and correct operation of the General Shareholders’ Meeting.

Yes

Details of measures

The General Shareholders’ Meeting of Telefónica, S.A. has established its principles of organization and operation in a set of Regulations, approved by the General Shareholders’ Meeting, and the Chairman must always act in line with the principles, criteria and guidelines set out therein.

In addition to establishing the principles of organization and operation of the General Shareholders’ Meeting, gathering and organizing the different aspects of calling, organizing and holding the General Shareholders’ Meeting in a single text, the document provides mechanisms to:

•	Facilitate shareholders’ exercise of their relevant rights, with particular attention to the shareholders’ right to information and to participate in the deliberations and voting.

•	Ensure the utmost transparency and efficiency in the establishment of the shareholders’ will and in decision-making at the Meeting, ensuring the widest possible dissemination of the call to meeting and of the proposed resolutions.

Furthermore, in accordance with the Regulations of the Board of Directors, the conduct of the Chairman of the Board must always be in accordance with the decisions and criteria established by the shareholders at the General Shareholders’ Meeting (in addition to the Board of Directors and the Board Committees).

E.6	Indicate the amendments, if any, made to the General Shareholders’ Meeting regulations during the year.

At the General Shareholders’ Meeting held on May 14, 2012, shareholders approved a partial amendment of the Regulations of the General Shareholders’ Meeting primarily to make technical improvements to the wording thereof and to adjust them to the amendments introduced in the revised text of the Corporate Enterprises Act approved by royal legislative decree 1/2010, of July 2, Law 25/2011, of August 1, partially reforming the Corporate Enterprises Act, and the incorporation of Directive 2007/36/EC of the European Parliament and Council of July 11 on the exercise of certain rights of shareholders in listed companies.

This reform of the Regulations of the General Shareholders’ Meeting was also complemented with the reform of the Company Bylaws which was also approved by the General Shareholders’ Meeting of 14 May 2012, responding additionally to the need to ensure the internal consistency of the regulations and corporate governance of Telefónica, S.A.

The specific amendments introduced to the Regulations of the General Shareholders’ Meeting were:

•	Article 3.- Pursuant to the wording of the new Article 18 bis of the Company’s Bylaws, the name of the Company’s corporate website is deleted so that any change to this corporate website does not necessarily imply having to amend the article.

•	Article 7.- In order to (i) grant the Board of Directors sole powers to call the General Shareholders’ Meeting, as a technical improvement; and (ii) adapt this article to the new wording of Article 168 of the Corporate Enterprises Act laid down in Law 25/2011, pursuant to the amendment to Article 15.3 of the Bylaws, this article is amended to establish the period during which the General Shareholders’ Meeting should be held whenever it is so requested by the holders of at least five per cent of the share capital.

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2012 Financial Statements

•	Article 8.- In accordance with the amendment to Article 16 of the Bylaws, this article is amended to bring it into line with the new wording of Articles 516 and 519 of the Corporate Enterprises Act enacted by Law 25/2011 in relation to the call to the General Shareholders’ Meeting, and the right of shareholders representing at least five per cent of the share capital to submit proposals for resolutions and new items on the agenda of the Ordinary General Shareholders’ Meeting.

•	Article 9.- In order to incorporate the amendments to Article 518 of the Corporate Enterprises Act enacted by Law 25/2011 regarding information that the Company shall publish continuously on its website prior to the General Shareholders’ Meeting.

•	Article 10.- In line with the amendment to Article 18 of the Bylaws, this article is amended to bring it into line with the wording of Article 520 of the Corporate Enterprises Act, subsequent to being amended by Law 25/2011, which (i) expands on the content of shareholders’ information rights to include the content of the auditor’s report, and gives them the powers to ask questions regarding information accessible to the public that the Company has provided to the National Securities Market Commission since the holding of the immediately prior General Shareholders’ Meeting; and (ii) facilitate the smooth running of the General Shareholders’ Meeting by providing information in question-and-answer format.

•	Article 11.- Pursuant to the wording of the new Article 18 bis of the Company’s Bylaws, the name of the Company’s corporate website is deleted so that any change to this corporate website does not necessarily imply having to amend the article.

•	Article 13.- This article is amended to update reference to the former Article 514 of the Corporate Enterprises Act, currently Article 526, and to develop and clarify representation at the General Shareholders’ Meeting, especially in those circumstances where the proxy is affected by any of the conflicts of interest contemplated in the Corporate Enterprises Act.

•	Article 27.- This article is amended to bring it into line with the wording of Article 525 of the Corporate Enterprises Act, which subsequent to the amendments laid down in Law 25/2011 stipulates that the resolutions approved at the General Shareholders’ Meeting and the result of the votes shall be published within five days following the close of the Meeting.

E.7	Indicate the attendance figures for the General Shareholders’ Meetings held during the year.

	Attendance data
Date of general meeting			% remote voting
	% attending in person	% by proxy	Electronic means	Other	Total
14/05/2012	16.240	38.040	0.000	0.000	54.280

E.8	Briefly indicate the resolutions adopted at the General Shareholders’ Meetings held during the year and the percentage of votes with which each resolution was adopted.

GENERAL SHAREHOLDERS’ MEETING – MAY 14, 2012

Items on agenda	Summary of proposal	Votes in favor	Votes against	Abstentions	Result of the vote
I	Approval of the Annual Accounts for Fiscal Year 2011.	2,211,561,004 (89.28%)	15,034,488 (0.61%)	250,541,455 (10.11%)	Approved
II.1	Re-Election of the director Mr. César Alierta Izuel.	1,871,251,071 (75.54%)	327,847,806 (13.23%)	278,038,070 (11.22%)	Approved
II.2	Re-Election of the director Mr. José María Álvarez-Pallete López.	1,813,177,017 (73.20%)	350,173,598 (14.14%)	313,786,332 (12.67%)	Approved
II.3	Re-Election of the director Mr. Gonzalo Hinojosa Fernández de Angulo.	1,822,654,379 (73.58%)	318,538,838 (12.86%)	335,943,730 (13.56%)	Approved
II.4	Re-Election of the director Mr. Pablo Isla Álvarez de Tejera.	1,796,342,903 (72.52%)	338,726,659 (13.67%)	342,067,385 (13.81%)	Approved
II.5	Ratification of the director Mr. Ignacio Moreno Martínez	1,785,622,936 (72.08%)	376,675,310 (15.21%)	314,838,701 (12.71%)	Approved
III	Re-election of the Auditor for 2012.	2,211,642,913 (89.28%)	13,597,797 (0.55%)	251,896,237 (10.17%)	Approved
IV	Amendment of Articles, 15, 16, 18, 27, 34 and 35 of the Bylaws and addition of a new Article 18 bis.	2,224,189,264 (89.79%)	2,515,369 (0.10%)	250,432,314 (10.11%)	Approved
V	Amendment of Articles 3, 7, 8, 9, 10, 11, 13 and 27 of the Regulations for the General Shareholders’ Meeting.	2,224,313,257 (89.79%)	2,418,545 (0.10%)	250,405,145 (10.11%)	Approved
VI.1	Distribution of a dividend to be charged to unrestricted reserves.	2,214,180,049 (89.38%)	13,766,150 (0.56%)	249,190,748 (10.06%)	Approved
VI.2	Shareholder compensation by means of a scrip dividend.	2,202,515,877 (88.91%)	24,808,525 (1.00%)	249,812,545 (10.08%)	Approved
VII	Reduction of the share capital through the cancellation of treasury shares.	2,224,566,845 (89.80%)	2,967,157 (0.12%)	249,602,945 (10.08%)	Approved
VIII	Approval of the corporate website	2,227,159,258 (89.91%)	685,161 (0.03%)	249,292,528 (10.06%)	Approved
IX	Delegation of powers to formalize, interpret, correct and implement the resolutions adopted by the General Shareholders’ Meeting.	2,226,593,452 (89.89%)	1,199,713 (0.05%)	249,343,782 (10.07%)	Approved
X	Consultative vote on the Report on Director Compensation Policy	1,500,696,825 (60.58%)	617,036,246 (24.91%)	359,403,876 (14.51%)	Approved

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2012 Financial Statements

E.9	Indicate whether the bylaws impose any minimum requirement on the number of shares required to attend the General Shareholders’ Meetings.

Yes

Number of shares required to attend the General Shareholders’ Meetings
300

E.10	Indicate and explain the policies pursued by the company with reference to proxy voting at the General Shareholders’ Meeting.

As indicated above, with a view to facilitating shareholders’ attendance and participation in the General Shareholders’ Meetings, the Company has established the following policies in keeping with the legislation in effect:

Voting by proxy at the General Shareholders’ Meeting

•	Every shareholder having the right to attend the General Shareholders’ Meeting may be represented thereat by another person, even if not a shareholder. The proxy must be granted specifically for each Meeting, either by using the proxy-granting form printed on the attendance card or in any other manner permitted by the Law.

•	Shareholders that do not hold the minimum number of shares required to attend the Meeting (300 shares) may at all times grant a proxy in respect thereof to a shareholder having the right to attend the Meeting, as well as group together with other shareholders in the same situation until reaching the required number of shares, following which a proxy must be granted to one of such shareholders.

Voting instructions

•	The documents setting forth the proxies or powers of attorney for the General Shareholders’ Meeting shall contain instructions regarding the direction of the vote. Unless otherwise expressly indicated by the shareholder granting the proxy, it shall be understood that the shareholder gives specific instructions to vote in favor of the proposed resolutions put forward by the Board of Directors regarding the matters on the agenda.

•	If there are no voting instructions because the shareholders acting at the General Shareholders’ Meeting are to decide matters that are not included in the agenda and are thus unknown on the date that the proxy is granted but which may be submitted to a vote at the Meeting, the proxy-holder shall vote in such direction as he deems most appropriate, taking into account the interest of the Company and that of the shareholder granting the proxy. The same rule shall apply when the relevant proposal or proposals submitted to the shareholders at the Meeting have not been made by the Board of Directors.

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2012 Financial Statements

Proxies

•	If the document setting forth the proxy or power of attorney does not state the specific person or persons to whom the shareholder grants the proxy, such proxy shall be deemed granted in favor of any of the following: the Chairman of the Board of Directors of the Company, or the person that stands in for him as Chairman of the General Shareholders’ Meeting, or such person as is appointed by the Board of Directors, with notice of such appointment being given in advance in the official notice of the call to meeting. If the Chairman of the Board of Directors of the Company, or the person acting in his stead, or the person appointed by the Board of Directors, as applicable, is affected by any of the conflicts of interest contemplated in the Corporate Enterprises Act and the document setting forth the proxy does not contain any specific instructions, the proxy shall be deemed granted to the Secretary for the General Shareholders’ Meeting.

Finally, to facilitate the maximum participation by shareholders, the Chairman of the General Shareholders’ Meeting, or the Secretary for the Meeting acting under a delegation of powers, shall resolve all questions arising in connection with the validity and effectiveness of the documents setting forth the right of any shareholder to attend the General Shareholders’ Meeting, as well as the granting of a proxy or of powers of representation to another person, and shall ensure that only such documents as fail to meet the minimum essential requirements are considered invalid or ineffective and provided that the defects therein have not been rectified.

E.11	Indicate whether the company is aware of the policy of institutional investors on whether or not to participate in the company’s decision-making processes.

No

E.12	Indicate the address and mode of accessing corporate governance content on your company’s website.

Telefónica complies with the applicable legislation and best practices in terms of the content of the website concerning Corporate Governance. In this respect, it fulfills both the technical requirements for access and for content for the Company website, through direct access from the homepage of Telefónica, S.A. (www.telefonica.com) in the section “Shareholders and Investors” (http://www.telefonica.com/accionistasinversores/), which includes not only all of the information that is legally required, but also information that the Company considers to be of interest.

All the available information included on the Company website, except for certain specific documents, is available in two languages: Spanish and English.

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2012 Financial Statements

F. Degree of compliance with corporate governance recommendations

Indicate the degree of the company’s compliance with Corporate Governance recommendations.

Should the company not comply with any of them, explain the recommendations, standards, practices or criteria the company applies.

F.1	The bylaws of listed companies should not place an upper limit on the votes that can be cast by a single shareholder, or impose other obstacles to the takeover of the company by means of share purchases on the market.

See sections
A.9, B.1.22, B.1.23, E.1 and E.2.

Explain

According to Article 21 of the Company’s Bylaws, no shareholder can exercise votes in respect of more than 10 per cent of the total shares with voting rights outstanding at any time, irrespective of the number of shares they may own This restriction on the maximum number of votes that each shareholder can cast refers solely to shares owned by the shareholder concerned and cast on their own behalf. It does not include additional votes cast on behalf of other shareholders who may have appointed them as proxy, who are themselves likewise restricted by the 10 per cent voting ceiling.

The limitation established in the preceding paragraphs shall also apply to the maximum number of votes that may be collectively or individually cast by two or more shareholder companies belonging to the same group of entities, as well as to the maximum number of votes that may be cast by an individual or corporate shareholder and the entity or entities that are shareholders themselves and which are directly or indirectly controlled by such individual or corporate shareholder.

In addition, Article 25 of the Bylaws stipulates that no person may be appointed as Director unless they have held, for more than three years prior to their appointment, a number of shares of the Company representing a nominal value of at least 3,000 euros, which shares the Director may not transfer while in office. These requirements shall not apply to those persons who, at the time of their appointment, are related to the Company under an employment or professional relationship, or when the Board of Directors resolves to waive such requirements with the favorable vote of at least 85 percent of its members.

Article 26 of the Bylaws establishes that, in order for a Director to be appointed Chairman, Vice Chairman, Chief Executive Officer or member of the Executive Commission, it shall be necessary for such Director to have served on the Board for at least the three years immediately prior to any such appointment. However, such length of service shall not be required if the appointment is made with the favorable vote of at least 85 percent of the members of the Board of Directors.

The Company Bylaws (article 21) restrict the number of shares that may be cast by a single shareholder or by shareholders belonging to the same group in order to achieve a suitable balance and protect the position of minority shareholders, thus avoiding a potential concentration of votes among a reduced number of shareholders, which could impact on the guiding principle that the General Shareholders’ Meeting must act in the interest of all the shareholders. Telefónica believes guarantees that any takeover shall require, in the interest of all shareholders, an offer for one hundred percent of the capital, because, naturally, and as taught by experience, potential offerors may make their offer conditional upon the removal of the defense mechanism.

In relation to the above and in accordance with the provisions of article 527 of the Corporate Enterprises Act, any clauses in the bylaws of listed corporations that directly or indirectly restrict the number of shares that may be cast by a single shareholder by shareholders belonging to the same group or by any parties acting together with the aforementioned, will rendered null and void when, subsequent to a takeover bid, the buyer has a stake equal to or over 70% of share capital which confers voting rights, unless the buyer was not subject to neutralization measures to prevent a takeover bid or had not adapted these measures accordingly.

Telefónica, S.A.    190

2012 Financial Statements

In addition, the special requirements for appointment as Director (Article 25 of the Bylaws) or as Chairman, Vice Chairman, Chief Executive Officer or member of the Executive Commission (Article 26 of the Bylaws) are justified by the desire that access to the management decision-making body and to the most significant positions thereon is reserved to persons who have demonstrated their commitment to the Company and who, in addition, have adequate experience as members of the Board, such that continuity of the management model adopted by the Telefónica Group may be assured in the interest of all of its shareholders and stakeholders. In any event, these special requirements may be waived by broad consensus among the members of the Board of Directors, namely, with the favorable vote of at least 85 percent of its members, as provided by the aforementioned articles of the Bylaws.

F.2	When a dominant and a subsidiary company are stock market listed, the two should provide detailed disclosure on:

a)	The type of activity they engage in, and any business dealings between them, as well as between the subsidiary and other group companies;

b)	The mechanisms in place to resolve possible conflicts of interest.

See sections
C.4 and C.7

Not applicable

F.3	Even when not expressly required under company law, any decisions involving a fundamental corporate change should be submitted to the General Shareholders’ Meeting for approval or ratification. In particular:

a)	The transformation of listed companies into holding companies through the process of subsidiarization, i.e. reallocating core activities to subsidiaries that were previously carried out by the originating firm, even though the latter retains full control of the former;

b)	Any acquisition or disposal of key operating assets that would effectively alter the company’s corporate purpose;

c)	Operations that effectively add up to the company’s liquidation.

Telefónica, S.A.    191

2012 Financial Statements

Complies

F.4	Detailed proposals of the resolutions to be adopted at the General Shareholders’ Meeting, including the information stated in Recommendation 28, should be made available at the same time as the publication of the Meeting notice.

Complies

F.5	Separate votes should be taken at the General Meeting on materially separate items, so shareholders can express their preferences in each case. This rule shall apply in particular to:

a)	The appointment or ratification of directors, with separate voting on each candidate;

b)	Amendments to the bylaws, with votes taken on all articles or group of articles that are materially different.

See section
E.8

Complies

F.6.	Companies should allow split votes, so financial intermediaries acting as nominees on behalf of different clients can issue their votes according to instructions.

See section
E.4

Complies

F.7.	The Board of Directors should perform its duties with unity of purpose and independent judgment, according all shareholders the same treatment. It should be guided at all times by the company’s best interest and, as such, strive to maximize its value over time.

It should likewise ensure that the company abides by the laws and regulations in its dealings with stakeholders; fulfils its obligations and contracts in good faith; respects the customs and good practices of the sectors and territories where it does business; and upholds any additional social responsibility principles it has subscribed to voluntarily.

Complies

F.8	The board should see the core components of its mission as to approve the company’s strategy and authorize the organizational resources to carry it forward, and to ensure that management meets the objectives set while pursuing the company’s interests and corporate purpose. As such, the board in full should reserve the right to approve:

a)	The company’s general policies and strategies, and, in particular:

i.	The strategic or business plan, management targets and annual budgets;

Telefónica, S.A.    192

2012 Financial Statements

ii.	Investment and financing policy;

iii.	Design of the structure of the corporate group;

iv.	Corporate governance policy;

v.	Corporate social responsibility policy;

vi.	Remuneration and evaluation of senior officers;

vii.	Risk control and management, and the periodic monitoring of internal information and control systems.

viii.	Dividend policy, as well as the policies and limits applying to treasury stock.

See sections
B.1.10, B.1.13, B.1.14 and D.3

b)	The following decisions:

i.	On the proposal of the company’s chief executive, the appointment and removal of senior officers, and their compensation clauses.

See section
B.1.14

ii.	Directors’ remuneration, and, in the case of executive directors, the additional consideration for their management duties and other contract conditions.

See section
B.1.14

iii.	The financial information that all listed companies must periodically disclose.

iv.	Investments or operations considered strategic by virtue of their amount or special characteristics, unless their approval corresponds to the General Shareholders’ Meeting;

v.	The creation or acquisition of shares in special purpose vehicles or entities resident in countries or territories considered tax havens, and any other transactions or operations of a comparable nature whose complexity might impair the transparency of the group.

c)	Transactions which the company conducts with directors, significant shareholders, shareholders with board representation or other persons related thereto (“related-party transactions”).

However, board authorization need not be required for related-party transactions that simultaneously meet the following three conditions:

1. They are governed by standard form contracts applied on an across-the-board basis to a large number of clients;

2. They go through at market prices, generally set by the person supplying the goods or services;

3. Their amount is no more than 1% of the company’s annual revenues.

Telefónica, S.A.    193

2012 Financial Statements

It is advisable that related-party transactions should only be approved on the basis of a favorable report from the Audit Committee or some other committee handling the same function; and that the directors involved should neither exercise nor delegate their votes, and should withdraw from the meeting room while the board deliberates and votes.

Ideally the above powers should not be delegated with the exception of those mentioned in b) and c), which may be delegated to the Executive Committee in urgent cases and later ratified by the full board.

See sections
C.1 and C.6

Complies

F.9	In the interests of maximum effectiveness and participation, the Board of Directors should ideally comprise no fewer than five and no more than fifteen members

See section
B.1.1

Explain

The complexity of the Telefónica Group organizational structure, given the considerable number of companies it comprises, the variety of sectors it operates in, its multinational nature, as well as its economic and business relevance, justify the fact that the number of members of the Board is adequate to achieve an efficient and operative operation.

In addition, it is important to bear in mind the Company’s large number of Board committees, which ensures the active participation of all its Directors.

F.10	External directors, proprietary and independent, should occupy an ample majority of board places, while the number of executive directors should be the minimum practical bearing in mind the complexity of the corporate group and the ownership interests they control.

See sections
A.2, A.3, B.1.3 and B.1.14.;

Complies

F.11	In the event that some external director can be deemed neither proprietary nor independent, the company should disclose this circumstance and the links that person maintains with the company or its senior officers, or its shareholders.

See section
B.1.3

Complies

F.12	That among external directors, the relation between proprietary members and independents should match the proportion between the capital represented on the board by proprietary directors and the remainder of the company’s capital.

Telefónica, S.A.    194

2012 Financial Statements

This proportional criterion can be relaxed so the weight of proprietary directors is greater than would strictly correspond to the total percentage of capital they represent:

1. In large cap companies where few or no equity stakes attain the legal threshold for significant shareholdings, but where there are shareholders with high absolute value shareholdings.

2. In companies with a plurality of shareholders represented on the board but not otherwise related.

See sections
B.1.3, A.2 and A.3

Explain

The aforementioned recommendation number 12 refers to the composition of the group of external Directors. As stated in section B.1.3 of this Annual Corporate Governance Report, at 31 December 2012, the group of external Directors of Telefónica, S.A. was composed of 14 members (of a total of 18 Members), of whom five are proprietary Directors, seven are independent and two fall under the “other external Directors” category.

Of the five proprietary directors, two act in representation of Caja de Ahorros y Pensiones de Barcelona (“la Caixa”), which holds 5.596% of the capital stock of Telefónica, S.A., and two act in representation of Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), which holds 5.753% of the capital stock, and one acts in representation of China Unicom (Hong Kong) Limited (China Unicom) which holds 1.37% of the capital stock.

Applying the proportional criteria established in article 243 of the Corporate Enterprises Act (and formerly in article 137 of the Spanish Companies Act, to which Recommendation 12 of the Unified Code refers to), regarding the total number of directors, the stakes held by “la Caixa” and BBVA are sufficient to entitle each entity to appoint a director.

Moreover, it must be taken into account that Recommendation 12 stipulates that this strict proportionality criterion can be relaxed so the weight of proprietary directors is greater than would strictly correspond to the total percentage of capital they represent in large cap companies where few or no equity stakes attain the legal threshold for significant shareholdings, despite the considerable sums actually invested.

In this regard, Telefónica is the listed company on Spanish stock exchanges with the third highest stock market capitalization, reaching the figure of 46,375 million euros at 31 December 2012, which means a very high absolute value of the stakes of “la Caixa” and BBVA in Telefónica (that of “la Caixa” is 2,595 million euros, and that of BBVA is 2,668 million euros), which justifies the overrepresentation of these entities on the Board of Directors, rising from one member of the board each (to which they would strictly have the right in accordance with Article 243 of the Spanish Corporations Law) to two members, i.e. permitting the appointment of just one more proprietary director over the strictly legal proportion.

On January 23, 2011, China Unicom, expanding on the existing strategic partnership, signed an extension to their Strategic Partnership Agreement with Telefónica, S.A., in which both companies agreed to strengthen and deepen their strategic cooperation in certain business areas, and committed to investing the equivalent of 500 million US dollars in ordinary shares of the other party. In recognition of China Unicom’s stake in Telefónica, approval was given at Telefónica’s General Shareholders’ Meeting held on May 18, 2011 for the appointment of a board member named by China Unicom.

F.13	The number of independent directors should represent at least one third of all board members.

See section
B.1.3

Telefónica, S.A.    195

2012 Financial Statements

Complies

F.14	The nature of each director should be explained to the General Meeting of Shareholders, which will make or ratify his or her appointment. Such determination should subsequently be confirmed or reviewed in each year’s Annual Corporate Governance Report, after verification by the Nomination Committee. Said Report should also disclose the reasons for the appointment of proprietary directors at the urging of shareholders controlling less than 5% of capital; and explain any rejection of a formal request for a board place from shareholders whose equity stake is equal to or greater than that of others applying successfully for a proprietary directorships.

See sections
B.1.3 and B.1.4

Complies

F.15	When women directors are few or non existent, the board should state the reasons for this situation and the measures taken to correct it; in particular, the Nomination Committee should take steps to ensure that:

a)	The process of filling board vacancies has no implicit bias against women candidates;

b)	The company makes a conscious effort to include women with the target profile among the candidates for board places.

See sections
B.1.2, B.1.27 and B.2.3

Telefónica, S.A.    196

2012 Financial Statements

Explain

In fact, the search for women who meet the necessary professional profile is a question of principle and, in this regard, it is clear that Telefónica has taken this concern on board. In this regard, it should be noted that, on January 23, 2008, the Board of Directors unanimously agreed to coopt, at the proposal of the Nominating, Compensation and Corporate Governance Committee, Ms. María Eva Castillo Sanz as an Independent Director of Telefónica. This appointment was ratified by the Ordinary General Shareholders’ Meeting of Telefónica held on April 22, 2008, and she was thus appointed as a Member of the Board of the Company for a term of five years. On September 17, 2012, Ms. Eva Castillo Sanz was appointed as Chairwoman of Telefónica Europe, and therefore changed from being an Independent Director to an Executive Director.

Likewise, on December 19, 2007, the Board of Directors unanimously agreed, following a favorable report from the Nominating, Compensation and Corporate Governance Committee, to appoint Ms. María Luz Medrano Aranguren as the Deputy Secretary General and Secretary of the Board of Directors of Telefónica.

Article 10.3. of the Regulations of the Board of Directors stipulates that the Board of Directors and the Nominating, Compensation and Corporate Governance Committee shall ensure, within the scope of their respective powers, that the candidates chosen are persons of recognized caliber, qualifications and experience, who are willing to devote a sufficient portion of their time to the Company, and shall take extreme care in the selection of the persons to be appointed as Independent Directors.

Therefore, the selection procedure described above is based exclusively on the personal merits of the candidates (“recognized caliber, qualifications and experience”) and their ability to dedicate themselves to the functions of members of the board, so there is no implicit bias capable of impeding the selection of women directors, if, within the potential candidates, there are women candidates who meet the professional profile sought at each moment.

F.16	The Chairman, as the person responsible for the proper operation of the Board of Directors, should ensure that directors are supplied with sufficient information in advance of board meetings, and work to procure a good level of debate and the active involvement of all members, safeguarding their rights to freely express and adopt positions; he or she should organize and coordinate regular evaluations of the board and, where appropriate, the company’s chief executive, along with the chairmen of the relevant board committees.

See section
B.1.42

Complies

F.17	When a company’s Chairman is also its chief executive, an independent director should be empowered to request the calling of board meetings or the inclusion of new business on the agenda; to coordinate and give voice to the concerns of external directors; and to lead the board’s evaluation of the Chairman.

See section
B.1.21

Telefónica, S.A.    197

2012 Financial Statements

Partially complies

Although there are no specific powers granted to an independent Director to these effects, the Company considers that this recommendation can be deemed as complied with for the following reasons:

•

In accordance with Article 29 of the Regulations of the Board of Directors, all the Directors of the Company, including all independent Directors, may also request that a meeting of the Board of Directors be called whenever they consider it necessary, or that the items they deem appropriate be included in the Agenda.

•

In addition, in accordance with article 13.3 of said Regulations, the Chairman of the Nominating, Compensation and Corporate Governance Committee –a post that shall always be given to an independent Director (article 22 of the Regulations)- and the Chairman of the Board of Directors shall be responsible for organizing and coordinating a periodic assessment of the Board.

F.18	The Secretary should take care to ensure that the board’s actions:

a)	Adhere to the spirit and letter of laws and their implementing regulations, including those issued by regulatory agencies;

b)	Comply with the company bylaws and the regulations of the General Shareholders’ Meeting, the Board of Directors and others;

c)	Are informed by those good governance recommendations of the Unified Code that the company has subscribed to.

In order to safeguard the independence, impartiality and professionalism of the Secretary, his or her appointment and removal should be proposed by the Nomination Committee and approved by a full board meeting; the relevant appointment and removal procedures being spelled out in the board’s regulations.

See section
B.1.34

Complies

F.19	The board should meet with the necessary frequency to properly perform its functions, in accordance with a calendar and agendas set at the beginning of the year, to which each director may propose the addition of other items.

See section
B.1.29

Complies

F.20	Director absences should be kept to the bare minimum and quantified in the Annual Corporate Governance Report. When directors have no choice but to delegate their vote, they should do so with instructions.

Telefónica, S.A.    198

2012 Financial Statements

See sections
B.1.28 and B.1.30

Complies

F.21	When directors or the Secretary express concerns about some proposal or, in the case of directors, about the company’s performance, and such concerns are not resolved at the meeting, the person expressing them can request that they be recorded in the minute book.

Complies

F.22	The board in full should evaluate the following points on a yearly basis:

a)	The quality and efficiency of the board’s operation;

b)	Starting from a report submitted by the Nomination Committee, how well the Chairman and chief executive have carried out their duties;

c)	The performance of its committees on the basis of the reports furnished by the same.

See section
B.1.19

Complies

F.23	All directors should be able to exercise their right to receive any additional information they require on matters within the board’s competence. Unless the bylaws or board regulations indicate otherwise, such requests should be addressed to the Chairman or Secretary.

See section
B.1.42

Complies

F.24	All directors should be entitled to call on the company for the advice and guidance they need to carry out their duties. The company should provide suitable channels for the exercise of this right, extending in special circumstances to external assistance at the company’s expense.

See section
B.1.41

Telefónica, S.A.    199

2012 Financial Statements

Complies

F.25	Companies should organize induction programs for new directors to acquaint them rapidly with the workings of the company and its corporate governance rules. Directors should also be offered refresher programs when circumstances so advise.

Complies

F.26	Companies should require their directors to devote sufficient time and effort to perform their duties effectively, and, as such:

a)	Directors should apprise the Nomination Committee of any other professional obligations, in case they might detract from the necessary dedication;

b)	Companies should lay down rules about the number of directorships their board members can hold.

See sections
B.1.8, B.1.9 and B.1.17

Complies

F.27	The proposal for the appointment or renewal of directors which the board submits to the General Shareholders’ Meeting, as well as provisional appointments by the method of co-option, should be approved by the board:

a)	On the proposal of the Nomination Committee, in the case of independent directors.

b)	Subject to a report from the Nomination Committee in all other cases.

See section
B.1.2

Complies

F.28	Companies should post the following director particulars on their websites, and keep them permanently updated:

a)	Professional experience and background;

b)	Directorships held in other companies, listed or otherwise;

c)	An indication of the director’s classification as executive, proprietary or independent; In the case of proprietary directors, stating the shareholder they represent or have links with.

d)	The date of their first and subsequent appointments as a company director; and

e)	Shares held in the company and any options on the same.

Telefónica, S.A.    200

2012 Financial Statements

Complies

F.29	Independent directors should not stay on as such for a continued period of more than 12 years.

See section
B.1.2

Complies

F.30	Proprietary directors should resign when the shareholders they represent dispose of their ownership interest in its entirety. If such shareholders reduce their stakes, thereby losing some of their entitlement to proprietary directors, the latter’s number should be reduced accordingly.

See sections
A.2, A.3 and B.1.2

Complies

F.31	The Board of Directors should not propose the removal of independent directors before the expiry of their tenure as mandated by the bylaws, except where just cause is found by the board, based on a proposal from the Nomination Committee. In particular, just cause will be presumed when a director is in breach of his or her fiduciary duties or comes under one of the disqualifying grounds enumerated in section III. 5 (Definitions) of this Code.

The removal of independents may also be proposed when a takeover bid, merger or similar corporate operation produces changes in the company’s capital structure, in order to meet the proportionality criterion set out in Recommendation 12.

See sections
B.1.2, B.1.5 and B.1.26

Complies

F.32	Companies should establish rules obliging directors to inform the board of any circumstance that might harm the organization’s name or reputation, tendering their resignation as the case may be, with particular mention of any criminal charges brought against them and the progress of any subsequent trial.

The moment a director is indicted or tried for any of the crimes stated in article 124 of the Public Limited Companies Act, the board should examine the matter and, in view of the particular circumstances and potential harm to the company’s name and reputation, decide whether or not he or she should be called on to resign. The board should also disclose all such determinations in the Annual Corporate Governance Report.

See sections
B.1.43 and B.1.44

Telefónica, S.A.    201

2012 Financial Statements

Complies

F.33	All directors should express clear opposition when they feel a proposal submitted for the board’s approval might damage the corporate interest. In particular, independents and other directors unaffected by the conflict of interest should challenge any decision that could go against the interests of shareholders lacking board representation.

When the board makes material or reiterated decisions about which a director has expressed serious reservations, then he or she must draw the pertinent conclusions. Directors resigning for such causes should set out their reasons in the letter referred to in the next Recommendation.

This terms of this Recommendation should also apply to the Secretary of the board, director or otherwise.

Complies

F.34	Directors who give up their place before their tenure expires, through resignation or otherwise, should state their reasons in a letter to be sent to all members of the board. Irrespective of whether such resignation is filed as a significant event, the motive for the same must be explained in the Annual Corporate Governance Report.

See section

B.1.5

Complies

F.35	The company’s remuneration policy, as approved by its Board of Directors, should specify at least the following points:

a)	The amount of the fixed components, itemised where necessary, of board and board committee attendance fees, with an estimate of the fixed annual payment they give rise to.

b)	Variable components, in particular:

1)	The types of directors they apply to, with an explanation of the relative weight of variable to fixed remuneration items;

2)	Performance evaluation criteria used to calculate entitlement to the award of shares or share options or any performance-related remuneration;

3)	The main parameters and justification for any system of annual bonuses or other, non cash benefits;

4)	An estimate of the sum total of variable payments rising from the remuneration policy proposed, as a function of degree of compliance with pre-set targets or benchmarks.

c)	The main characteristics of pension systems (for example, supplementary pensions, life insurance and similar arrangements), with an estimate of their amount or annual equivalent cost.

d)	The conditions to apply to the contracts of executive directors exercising senior management functions, among them:

1)	Duration;

2)	Notice periods; and

3)	Any other clauses covering hiring bonuses, as well as indemnities or “golden parachutes” in the event of early termination of the contractual relation between company and executive director.

Telefónica, S.A.    202

2012 Financial Statements

See section

B.1.15

Complies

F.36	Remuneration comprising the delivery of shares in the company or other companies in the group, share options or other share-based instruments, payments linked to the company’s performance or membership of pension schemes should be confined to executive directors.

The delivery of shares is excluded from this limitation when directors are obliged to retain them until the end of their tenure.

See sections

A.3 and B.1.3

Complies

F.37	External directors’ remuneration should sufficiently compensate them for the dedication, abilities and responsibilities that the post entails, but should not be so high as to compromise their independence.

Complies

F.38	In the case of remuneration linked to company earnings, deductions should be computed for any qualifications stated in the external auditor’s report.

Not applicable

F.39	In the case of variable awards, remuneration policies should include technical safeguards to ensure they reflect the professional performance of the beneficiaries and not simply the general progress of the markets or the company’s sector, atypical or exceptional transactions or circumstances of this kind.

Complies

F.40	The Board should submit a report on the directors’ remuneration policy to the advisory vote of the General Shareholders’ Meeting, as a separate point on the agenda. This report can be supplied to shareholders separately or in the manner each company sees fit.

The report will focus on the remuneration policy the board has approved for the current year, with reference, as the case may be, to the policy planned for future years. It will address all the points referred to in Recommendation 35, except those potentially entailing the disclosure of commercially sensitive information. It will also identify and explain the most significant changes in remuneration policy with respect to the previous year, with a global summary of how the policy was applied over the period in question.

The role of the Remuneration Committee in designing the policy should be reported to the Meeting, along with the identity of any external advisors engaged.

See section

B.1.16

Telefónica, S.A.    203

2012 Financial Statements

Complies

F.41	The notes to the annual accounts should list individual directors’ remuneration in the year, including:

a)	A breakdown of the compensation obtained by each company director, to include where appropriate:

1)	Participation and attendance fees and other fixed directors payments;

2)	Additional compensation for acting as chairman or member of a board committee;

3)	Any payments made under profit-sharing or bonus schemes, and the reason for their accrual;

4)	Contributions on the director’s behalf to defined-contribution pension plans, or any increase in the director’s vested rights in the case of contributions to defined-benefit schemes;

5)	Any severance packages agreed or paid;

6)	Any compensation they receive as directors of other companies in the group;

7)	The remuneration executive directors receive in respect of their senior management posts;

8)	Any kind of compensation other than those listed above, of whatever nature and provenance within the group, especially when it may be accounted a related-party transaction or when its omission would detract from a true and fair view of the total remuneration received by the director.

b)	An individual breakdown of deliveries to directors of shares, share options or other share-based instruments, itemised by:

1)	Number of shares or options awarded in the year, and the terms set for their execution;

2)	Number of options exercised in the year, specifying the number of shares involved and the exercise price;

3)	Number of options outstanding at the annual close, specifying their price, date and other exercise conditions;

4)	Any change in the year in the exercise terms of previously awarded options.

c)	Information on the relation in the year between the remuneration obtained by executive directors and the company’s profits, or some other measure of enterprise results.

Complies

F.42	When the company has an Executive Committee, the breakdown of its members by director category should be similar to that of the board itself. The Secretary of the board should also act as secretary to the Executive Committee.

See sections

B.2.1 and B.2.6

Telefónica, S.A.    204

2012 Financial Statements

Complies

F.43	The board should be kept fully informed of the business transacted and decisions made by the Executive Committee. To this end, all board members should receive a copy of the Committee’s minutes.

Complies

F.44	In addition to the Audit Committee mandatory under the Securities Market Act, the Board of Directors should form a committee, or two separate committees, of Nomination and Remuneration.

The rules governing the make-up and operation of the Audit Committee and the committee or committees of Nomination and Remuneration should be set forth in the board regulations, and include the following:

a)	The Board of Directors should appoint the members of such committees with regard to the knowledge, aptitudes and experience of its directors and the terms of reference of each committee; discuss their proposals and reports; and be responsible for overseeing and evaluating their work, which should be reported to the first board plenary following each meeting;

b)	These committees should be formed exclusively of external directors and have a minimum of three members. Executive directors or senior officers may also attend meetings, for information purposes, at the Committees’ invitation.

c)	Committees should be chaired by an independent director.

d)	They may engage external advisors, when they feel this is necessary for the discharge of their duties.

e)	Meeting proceedings should be minuted and a copy of the minutes sent to all board members.

See sections

B.2.1 and B.2.3

Complies

F.45	The job of supervising compliance with internal codes of conduct and corporate governance rules should be entrusted to the Audit Committee, the Nomination Committee or, as the case may be, separate Compliance or Corporate Governance committees.

Complies

F.46	All members of the Audit Committee, particularly its chairman, should be appointed with regard to their knowledge and background in accounting, auditing and risk management matters.

Complies

F.47	Listed companies should have an internal audit function, under the supervision of the Audit Committee, to ensure the proper operation of internal reporting and control systems.

Complies

F.48	The head of internal audit should present an annual work program to the Audit Committee, report to it directly on any incidents arising during its implementation, and submit an activities report at the end of each year.

Telefónica, S.A.    205

2012 Financial Statements

Complies

F.49	Control and risk management policy should specify at least:

a)	The different types of risk (operational, technological, financial, legal, reputational, …) the company is exposed to, with the inclusion under financial or economic risks of contingent liabilities and other off-balance sheet risks;

b)	The determination of the risk level the company sees as acceptable;

c)	Measures in place to mitigate the impact of risk events should they occur;

d)	The internal reporting and control systems to be used to control and manage the above risks, including contingent liabilities and off-balance sheet risks.

See section

D

Complies

F.50	The Audit Committee’s role should be:

1st. With respect to internal control and reporting systems:

a)	Monitor the preparation and the integrity of the financial information prepared on the company and, where appropriate, the group, checking for compliance with legal provisions, the accurate demarcation of the consolidation perimeter, and the correct application of accounting principles.

b)	Review internal control and risk management systems on a regular basis, so main risks are properly identified, managed and disclosed.

c)	Monitor the independence and efficacy of the internal audit function; propose the selection, appointment, reappointment and removal of the head of internal audit; propose the department’s budget; receive regular report-backs on its activities; and verify that senior management are acting on the findings and recommendations of its reports.

d)	Establish and supervise a mechanism whereby staff can report, confidentially and, if necessary, anonymously, any irregularities they detect in the course of their duties, in particular financial or accounting irregularities, with potentially serious implications for the firm.

2nd. With respect of the external auditor:

a)	Make recommendations to the board for the selection, appointment, reappointment and removal of the external auditor, and the terms of his engagement.

b)	Receive regular information from the external auditor on the progress and findings of the audit programme, and check that senior management are acting on its recommendations.

c)	Monitor the independence of the external auditor, to which end:

i)	The company should notify any change of auditor to the CNMV as a significant event, accompanied by a statement of any disagreements arising with the outgoing auditor and the reasons for the same.

ii)	The Committee should ensure that the company and the auditor adhere to current regulations on the provision of non-audit services, the limits on the concentration of the auditor’s business and, in general, other requirements designed to safeguard auditors’ independence;

iii)	The Audit Committee will investigate the issues giving rise to the resignation of any external auditor.

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d)	In the case of groups, the Committee should urge the group auditor to take on the auditing of all component companies.

See sections

B.1.35, B.2.2, B.2.3 and D.3

Complies

F.51	The Audit Committee should be empowered to meet with any company employee or manager, even ordering their appearance without the presence of another senior officer.

Complies

F.52	The Audit Committee should prepare information on the following points from Recommendation 8 for input to board decision-making:

a)	The financial information that all listed companies must periodically disclose. The Committee should ensure that interim statements are drawn up under the same accounting principles as the annual statements and, to this end, may ask the external auditor to conduct a limited review.

b)	The creation or acquisition of shares in special purpose vehicles or entities resident in countries or territories considered tax havens, and any other transactions or operations of a comparable nature whose complexity might impair the transparency of the group.

c)	Related-party transactions, except where their scrutiny has been entrusted to some other supervision and control committee.

See sections

B.2.2 and B.2.3

Complies

F.53	The Board of Directors should seek to present the annual accounts to the General Shareholders’ Meeting without reservations or qualifications in the audit report. Should such reservations or qualifications exist, both the Chairman of the Audit Committee and the auditors should give a clear account to shareholders of their scope and content.

See section

B.1.38

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Complies

F.54	The majority of Nomination Committee members – or Nomination and Remuneration Committee members as the case may be – should be independent directors.

See section

B.2.1

Complies

F.55.	The Remuneration Committee should have the following functions in addition to those stated in earlier recommendations:

a)	Evaluate the balance of skills, knowledge and experience on the board, define the roles and capabilities required of the candidates to fill each vacancy, and decide the time and dedication necessary for them to properly perform their duties.

b)	Examine or organize, in appropriate form, the succession of the chairman and chief executive, making recommendations to the board so the handover proceeds in a planned and orderly manner.

c)	Report on the senior officer appointments and removals which the chief executive proposes to the board.

d)	Report to the board on the gender diversity issues discussed in Recommendation 14 of this Code.

See section

B.2.3

Complies

F.56.	The Nomination Committee should consult with the company’s Chairman and chief executive, especially on matters relating to executive directors.

Any board member may suggest directorship candidates to the Nomination Committee for its consideration.

Complies

F.57.	The Remuneration Committee should have the following functions in addition to those stated in earlier recommendations:

a)	Make proposals to the Board of Directors regarding:

i)	The remuneration policy for directors and senior officers;

ii)	The individual remuneration and other contractual conditions of executive directors.

iii)	The standard conditions for senior officer employment contracts.

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b)	Oversee compliance with the remuneration policy set by the company.

See sections

B.1.14 and B.2.3

Complies

F.58.	The Remuneration Committee should consult with the Chairman and chief executive, especially on matters relating to executive directors and senior officers.

Complies

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G. Other information of interest

If you consider that there is any material aspect or principle relating to the Corporate Governance practices followed by your company that has not been addressed in this report, specify and explain below.

ALL NOTES ON SECTION G ARE ATTACHED AS APPENDIX A TO THIS CORPORATE GOVERNANCE REPORT.

You may include in this section any other information, clarification or observation related to the above sections of this report, where relevant and not repetitive.

Specifically indicate whether the company is subject to corporate governance legislation from a country other than Spain and, if so, include the compulsory information to be provided when different to that required by this report.

Binding definition of independent director:

List any independent directors who maintain, or have maintained in the past, a relationship with the company, its significant shareholders or managers, when the significance or importance thereof would dictate that the directors in question may not be considered independent pursuant to the definition set forth in section 5 of the Unified Good Governance Code:

No

Date and signature:

This annual corporate governance report was adopted by the company’s Board of Directors at its meeting held on February 27, 2013.

List whether any directors voted against or abstained from voting on the approval of this report.

No

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APPENDIX TO THE TELEFÓNICA, S.A. 2012 ANNUAL CORPORATE GOVERNANCE REPORT

I.- SECTION G OF THE ANNUAL CORPORATE GOVERNANCE REPORT: OTHER INFORMATION OF INTEREST

If you consider that there is any material aspect or principle relating to the Corporate Governance practices followed by your company that has not been addressed in this report, indicate and explain below.

GENERAL CLARIFICATION: It is hereby stated that the details contained in this report refer to the financial year ended on December 31, 2012, except in those issues in which a different date of reference is specifically mentioned.

• Note 1 to Section A.3.

It should be noted that the Company has an Internal Code of Conduct for Securities Markets Issues, among its governing rules setting out, among other issues, the general operating principles for Directors and senior executive officers when carrying out personal trades involving securities issued by Telefónica and financial instruments and contracts whose underlying securities or instruments are issued by the Company.

The general operating principles of this Internal Code of Conduct include transactions subject to notification, action limitations as well as the minimum holding period when acquiring securities in the Company, during which time these may not be transferred, except in the event of extraordinary situations that justify their transfer, subject to authorization by the Regulatory Compliance Committee.

• Note 2 to Section A.3

On January 11, 2013, Mr. César Alierta Izuel notified the CNMV of the transfer of 80,053 Telefónica, S.A. shares held indirectly, and the direct acquisition of 80,053 Telefónica, S.A. shares.

On January 18, 2013, Mr. César Alierta Izuel, Mr. José María Álvarez-Pallete López, and Mr. Santiago Fernández Valbuena notified the CNMV of their acquisition of 9 Telefónica, S.A. shares each.

On February 18 and 19, 2013, Mr. César Alierta Izuel, Mr. José María Álvarez-Pallete López, and Mr. Santiago Fernández Valbuena notified the CNMV of their acquisition of 10 Telefónica, S.A. shares each.

• Note 3 to Section A.3

On September 16, 2011, the Executive Chairman of the Company, Mr. César Alierta Izuel, notified the CNMV of the purchase of 100,000 call options granting the right to acquire 10 million shares of Telefónica, S.A. up to the maturity date on June 20, 2014, with an exercise price of 18 euros.

Likewise, the amounts appearing in Section A.3. of this report under “Number of direct options” (i.e. Mr. César Alierta Izuel, 170,897; Mr. Julio Linares López, 128,173; Mr. José María Álvarez-Pallete López, 77,680; and Mr. Santiago Fernández Valbuena, 77,680) related to the maximum number of shares corresponding to the fifth phase of the “Performance Share Plan” to be delivered (from July 1, 2013) if all the terms established for such delivery are met.

At the General Shareholders’ Meeting of Telefónica, S.A. on May 18, 2011, its shareholders approved the introduction of a long-term incentive plan for managers and senior executives of the Group (including Executive Directors) known as the Performance & Investment Plan (“PIP”). Under this plan, participants who met the qualifying requirements were awarded a certain number of Telefónica, S.A. shares as a form of variable compensation. In addition said General Shareholders’ Meeting approved the maximum number of shares to be awarded to Executive Directors subject to their meeting the Co-Investment requirement established in the Plan and the maximum target TSR established for each phase.

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In accordance with the above, the amounts appearing in Section A.3. of this report under “Number of direct options” and “Equivalent number of shares” (i.e. Mr. César Alierta Izuel, 574,334-897,397; Mr. Julio Linares López, 163,828-255,983; Mr. José María Álvarez-Pallete López, 267,650-418,204; Mr. Santiago Fernández Valbuena, 182,742-285,536; and Ms. Eva Castillo Sanz, 95,864-149,787) relate to the theoretical number of shares assigned and the maximum possible number of shares to be received in the first and second phase if the co-investment requirement established in the Plan and the maximum target TSR established for each phase are met.

• Note 4 to Section B.1.3

On September 17, 2012, Mr. Julio Linares López resigned from his post as the Company’s Chief Operating Officer (CCO) of Telefónica, S.A. and his managerial post in the Telefónica Group and therefore went from being an Executive Director to being classified in the “Other External Directors” category.

On September 17, 2012, Ms. Eva Castillo Sanz was appointed as Chairwoman of Telefónica Europe, and therefore changed from being an Independent Director to an Executive Director.

On December 31, 2012, five years after he stopped performing executive duties in the Telefónica Group (as an employee and director), Mr. Peter Erskine was reclassified from “Other External Directors” to Independent Director.

• Note 5 to Section B.1.10

Although the investment and financing policy is not included literally in article 5.4. of the Regulations of the Board of Directors, in practice said policy is the exclusive competency of the Board of Directors of the Company.

• Note 6 to Section B.1.11

In order to ensure maximum transparency in this matter, and in accordance with the information provided in the Notes to the Financial Statements corresponding to the financial year 2012, below we provide the remuneration and benefits received by the Directors of Telefónica, S.A. in the year 2012.

i) Directors’ compensation

The compensation of Telefónica members of the Board of Directors is governed by Article 28 of the Bylaws, which states that the compensation amount that the Company may pay to all of its Directors as remuneration and attendance fees shall be fixed by the shareholders at the General Shareholders’ Meeting. The Board of Directors shall determine the exact amount to be paid within such limit and the distribution thereof among the directors. This compensation, as laid down in said article of the Bylaws, is compatible with other professional or employment compensation accruing to the Directors by reason of any executive or advisory duties that they perform for the Company, other than the supervision and collective decision-making duties inherent in their capacity as Directors.

Accordingly, the shareholders, at the Annual General Shareholders Meeting held on April 11, 2003, set the maximum gross annual amount to be paid to the Board of Directors at 6 million euros, including a fixed payment and fees for attending meetings of the Board of Director’s Advisory or Control Committees. Total compensation paid to Telefónica’s Directors for discharging their duties in 2012 amounted to 4,001,151 euros in fixed compensation and attendance fees.

The compensation of Telefónica, S.A. directors in their capacity as members of the Board of Directors, the Executive Commission and/or the Advisory and Control Committees consists of a fixed amount payable monthly, and fees for attending the meetings of the Board’s Advisory or Control Committees. Executive Directors other than the Chairman do not receive any amounts for their directorships, but only the corresponding amounts for discharging their executive duties as stipulated in their respective contracts.

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It is hereby stated that the Company’s Board of Directors, at its meeting of July 25, 2012, agreed a 20% reduction of the amounts that the Board members receive for discharging their duties.

The tables below presents the fixed amounts established in 2012 for membership to Telefónica Board of Directors, Executive Commission and Advisory or Control Committees and the attendance fees of the Advisory or Control Committees.

Compensation of members of the Board of Directors and Board Committees

(Amounts expressed in annual terms applicable up to the 20% reduction agreed by the Board of Directors on July 25, 2012).

Figures in euros Post	Board of Directors	Executive Committee	Advisory or Control Committees (*)
Chairman	300,000	100,000	28,000
Vice Chairman	250,000	100,000	—
Board member:
Executive	—	—	—
Proprietary	150,000	100,000	14,000
Independent	150,000	100,000	14,000
Other external	150,000	100,000	14,000

(*)	In addition, the amounts paid for attendance to each of the Advisory or Control Committee’s meetings was 1,250 euros.

Current compensation of members of the Board of Directors and Board Committees

(Amounts expressed in annual terms applicable from the 20% reduction agreed by the Board of Directors on July 25, 2012 and effective for payments for the period between July 1, and December 31, 2012).

Figures in euros Post	Board of Directors	Executive Committee	Advisory or Control Committees (*)
Chairman	240,000	80,000	22,400
Vice Chairman	200,000	80,000	—
Board member:
Executive	—	—	—
Proprietary	120,000	80,000	11,200
Independent	120,000	80,000	11,200
Other external	120,000	80,000	11,200

(*)	In addition, the amounts paid for attendance to each of the Advisory or Control Committee’s meetings is 1,000 euros.

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ii) Individual breakdown

The following table presents the individual breakdown by item of the compensation and benefits paid by Telefónica, S.A. to member of the Company’s Board of Directors in 2012:

Euros Director	Wage/compensation[1]	Fixed Payment Board Committees[2]	Attendance fees[3]	Short-term Variable Compensation[4]	Other items[5]	TOTAL 2012
Executive
Mr. César Alierta Izuel	2,500,800	90,000	—	3,493,433	264,899	6,349,132
Mr. José María Álvarez-Pallete López	1,474,284	—	—	1,042,088	93,338	2,609,710
Ms. Eva Castillo Sanz	461,670	29,400	19,000	—	7,684	517,754
Mr. Santiago Fernández Valbuena	—	—	—	—	—	—
Proprietary
Mr. Isidro Fainé Casas	225,000	90,000	—	—	11,500	326,500
Mr. José María Abril Pérez	225,000	115,200	12,750	—	—	352,950
Mr. Antonio Massanell Lavilla	135,000	63,000	26,000	—	11,250	235,250
Mr. Ignacio Moreno Martínez	135,000	—	—	—	—	135,000
Mr. Chang Xiaobing	135,000	—	—	—	—	135,000
Independent
Mr. David Arculus	105,000	19,600	4,500	—	—	129,100
Mr. Carlos Colomer Casellas	135,000	140,400	24,750	—	21,250	321,400
Mr. Peter Erskine	135,000	140,400	33,000	—	3,750	312,150
Mr. Alfonso Ferrari Herrero	135,000	190,800	50,750	—	21,500	398,050
Mr. Luiz Fernando Furlán	135,000	12,600	1,000	—	—	148,600
Mr. Gonzalo Hinojosa Fernández de Angulo	135,000	178,200	45,250	—	22,750	381,200
Mr. Pablo Isla Álvarez de Tejera	135,000	63,000	13,750	—	—	211,750
Mr. Francisco Javier de Paz Mancho	135,000	140,400	12,500	—	10,000	297,900
Other external
Mr. Julio Linares López	1,688,216	—	—	5,966,275	25,159,663	32,814,154
Mr. Fernando de Almansa Moreno-Barreda	135,000	50,400	19,500	—	9,000	213,900

1	Wage: Cash compensation with a predefined payment frequency, accruable or not over time and payable by the Company contractually, irrespective of effective attendance by the Director of Telefónica, S.A. to Telefónica, S.A. Board Meetings. Includes non-variable remuneration accrued, as appropriate, by the Director for discharging any related executive duties.
2	Fixed Payment Board Committees: Amount of items other than attendance to meetings payable to Directors for membership to the Executive Committee or Advisory or Control Committees of Telefónica, S.A., irrespective of effective attendance to meetings of said Committees.
3	Attendance fees: Amounts payable for attendance to meetings of the Advisory or Control Committees of Telefónica, S.A.
4	Short-term variable compensation: Variable amount linked to the performance or achievement of individual or group objectives (quantitative or qualitative) and commensurate with other compensation or any other reference in euros for a period of up to a year. For Mr. Julio Linares López, includes the amount of two annual payments (2011-2012).
5	Other items: Includes, inter alia ,(i) 24,748,696 euros in compensation paid to Mr. Julio Linares López on stepping down from his executive duties; and (ii) other amounts paid for membership of the various Regional Advisory Committees in Spain, and the Telefónica Corporate University Advisory Council.

With respect to the information contained in the preceding table, the following is noted: (i) On December 31, 2012, five years after he stopped performing executive duties in the Telefónica Group (as an employee and director), Mr. Peter Erskine was reclassified from “Other external” to “Independent;” (ii) on September 17, 2012, Mr. Julio Linares López resigned from his post as the Company’s CCO of Telefónica, S.A. and his executive duties in the Telefónica Group and therefore being reclassified from “Executive” Director to “Other external”; (iii) on September 17, 2012, Ms. Eva Castillo Sanz was appointed as Chairwoman of Telefónica Europe, and therefore changed from being an “Independent” director to an “Executive” director, showing in the table the compensation as Chairwoman of Telefónica Europa from October 2012; (iv) on September 17, 2012, Mr. Santiago Fernández Valbuena was appointed Director of the Company as an “Executive” Director, with the compensation paid for his position Chairman of Telefónica Latinoamérica from October 2012 shown in the table “Other amounts received from other Group Companies”. The compensation paid to him as an Executive Director for his position as Chairman of Telefónica Latinoamérica from January to October 2012 is included under “Senior executives’ compensation;” and (v) on September 17, 2012, Mr. David Arculus stepped down as Director of the Company, with amount in the table showing the compensation paid to him until October 2012.

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In addition, to detail the amounts included in the preceding table, the following table presents the specific compensation paid to Directors of Telefónica for membership of the various Advisory or Control Committees in 2012, including both fixed payments and attendance fees:

Figures in euros Director	Audit and Control	Nomination, Compensation and Corporate Governance	Human Resources, Corporate Reputation and Responsibility	Regulation	Service Quality and Customer Service	International Affairs	Innovation	Strategy	TOTAL 2012
Mr. César Alierta Izuel	—	—	—	—	—	—	—	—	—
Mr. Isidro Fainé Casas	—	—	—	—	—	—	—	—	—
Mr. Julio Linares López	—	—	—	—	—	—	—	—	—
Mr. José María Abril Pérez	—	—	—	—	—	14,850	23,100	—	37,950
Mr. José María Álvarez-Pallete López	—	—	—	—	—	—	—	—	—
Mr. José Fernando de Almansa Moreno-Barreda	—	—	—	17,100	—	28,450	—	24,350	69,900
Mr. David Arculus	—	—	—	13,300	—	10,800	—	—	24,100
Ms. Eva Castillo Sanz	—	—	—	13,300	14,550	—	—	20,550	48,400
Mr. Carlos Colomer Casellas	—	19,850	—	—	17,350	—	37,950	—	75,150
Mr. Peter Erskine	—	23,100	—	—	—	—	23,350	36,950	83,400
Mr. Santiago Fernández Valbuena	—	—	—	—	—	—	—	—	—
Mr. Alfonso Ferrari Herrero	23,100	36,700	17,350	17,100	18,350	14,600	—	24,350	151,550
Mr. Luiz Fernando Furlán	—	—	—	—	—	13,600	—	—	13,600
Mr. Gonzalo Hinojosa Fernández de Angulo	35,700	24,100	17,350	—	17,100	14,850	—	24,350	133,450
Mr. Pablo Isla Álvarez de Tejera	—	21,850	12,600	29,700	12,600	—	—	—	76,750
Mr. Antonio Massanell Lavilla	19,850	—	14,850	—	30,950	—	23,350	—	89,000
Mr. Ignacio Moreno Martínez	—	—	—	—	—	—	—	—	—
Mr. Francisco Javier de Paz Mancho	—	—	29,950	17,100	—	15,850	—	—	62,900
Mr. Chang Xiaobing	—	—	—	—	—	—	—	—	—

TOTAL	78,650	125,600	92,100	107,600	110,900	113,000	107,750	130,550	866,150

On the other hand, the following table presents a breakdown of the amounts received from other Telefónica Group companies other than Telefónica, S.A., by Company’s Directors for discharging executive duties or for membership of the companies’ governing bodies and/or Advisory Boards of such companies:

Euros Director	Wage/Compensation[1]	Attendance fees[2]	Short-term variable compensation[4]	Other items[4]	TOTAL
Executive
Ms. Eva Castillo Sanz	48,034	—	—	136,500	184,534
Mr. Santiago Fernández Valbuena	361,143	—	—	48,605	409,748
Independent
Mr. David Arculus	—	—	—	63,565	63,565
Mr. Peter Erskine	—	—	—	84,754	84,754
Mr. Alfonso Ferrari Herrero	100,950	—	—	175,500	276,450
Mr. Luiz Fernando Furlán	105,991	—	—	175,500	281,491
Mr. Gonzalo Hinojosa Fernández de Angulo	17,322	—	—	—	17,322
Mr. Francisco Javier de Paz Mancho	658,688	—	—	175,500	834,188
Other external
Mr. Fernando de Almansa Moreno-Barreda	216,293	—	—	175,500	391,793

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1	Wage: Cash compensation with a predefined payment frequency, whether or not consolidable over time, and payable by Group companies in consideration of the mere fact of employment by them, regardless of the Director’s attendance to Board meetings or analogous of the Telefónica Group entity in question. Also includes non-variable remuneration accrued, as appropriate, by the Director for discharging executive duties.
2	Attendance fees: Amounts payable for attendance to meetings of the Board of Directors or similar bodies of any Telefónica Group company.
3	Short-term variable compensation: Variable amount linked to the performance or achievement of individual or group objectives (quantitative or qualitative) and commensurate with other compensation or any other reference in euros for a period of up to a year.
4	Other items: Includes, inter alia, amounts paid for membership of Regional Advisory Committees.

With respect to employee benefits, the following table presents a breakdown of contributions made in 2012 to both long-term savings schemes (including retirement and any other survival benefit) financed fully or partially by the Company for Telefónica Directors, for discharging executive duties, along with any other compensation in kind received by the Director during the year:

Euros Director	Contributions to pension plans	Contribution to the Pension Plan for Senior Executives[2]	Compensation in kind[3]
Mr. César Alierta Izuel	8,402	1,014,791	45,917
Mr. Julio Linares López	9,468	474,895	39,141
Mr. José María Álvarez-Pallete López	7,574	414,716	12,765
Ms. Eva Castillo Sanz	8,402	98,443	1,617
Mr. Santiago Fernández Valbuena[1]	—	110,112	6,564

1	The contribution to the Pension Plan was made when Mr. Fernández Valbuena was not classified as an Executive Director and is therefore shown under “Senior Executives Compensation.” The amount was 8,402 euros.
2	Contributions to the Pension Plan for Executives set up in 2006, funded exclusively by the Company to complement the existing Company’s general Pension Plan. It entails defined contributions equivalent to a certain percentage of the Directors’ fixed remuneration in accordance with their professional category within the Telefónica Group’s organization.
3	“Compensation in kind” includes life and other insurance premiums (e.g. general medical and dental insurance).

Regarding share-based payment plans (those exclusively for Executive Directors), there were two long-term variable compensation plans in place in 2012:

(i)	The “Performance Share Plan” (“PSP”) approved at the General Shareholders’ Meeting of June 21, 2006, whose fifth and final phase began in 2010 and which will conclude in July 2013. The shares assigned were as follows: 170,897 shares to Mr. César Alierta Izuel, 128,173 shares to Mr. Julio Linares López, 77,680 shares to Mr. José María Álvarez-Pallete López and 77,680 shares to Mr. Santiago Fernández Valbuena. Delivery of the shares assigned are subject in all cases to meeting the target TSR and the other requirements of the Plan.

Also, it is hereby stated that regarding the fourth phase of this Plan (2009-2012), the general terms for the delivery of shares were not met. Therefore, no shares were delivered to Executive Directors.

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(i)	The so-called “Performance & Investment Plan” (“PIP”) approved at the General Shareholders’ Meeting of May 18, 2011 whose first phase began in 2011 and will end in July 2014, and the second phase began in 2012 and will end in July 2015. It is hereby stated that the number of shares assigned and the maximum possible number of shares to be received by the Directors of Telefónica for discharging executive duties in each phase, if the co-investment requirement established in the Plan and the maximum target TSR established for each phase are met, are as follows:

(First phase / 2011-2014)

Name	Theoretical shares assigned	Maximum number of shares *
Mr. César Alierta Izuel	249,917	390,496
Mr. Julio Linares López	149,950	234,298
Mr. José María Álvarez-Pallete López	79,519	124,249
Mr. Santiago Fernández Valbuena	79,519	124,249

*	Maximum possible number of shares to be received if the co-investment and maximum target TSR are met.

(Second phase / 2012-2015)

Name	Theoretical shares assigned	Maximum number of shares *
Mr. César Alierta Izuel	324,417	506,901
Mr. Julio Linares López (1)	13,878	21,685
Mr. José María Álvarez-Pallete López	188,131	293,955
Ms. Eva Castillo Sanz	95,864	149,787
Mr. Santiago Fernández Valbuena	103,223	161,287

(1)	The number of shares assigned to Mr. Linares was calculated in proportion to time he discharged executive duties as Chief Operating Officer –COO- (from July 1, 2012 to September 17, 2012) during the second phase of the Plan.
*	Maximum possible number of shares to be received if the “co-investment” and maximum target TSR are met.

In addition, to reinforce Telefónica’s status as a global employer, with a common remuneration culture throughout the Company, to encourage all Group employees to take an equity interest, and to motivate employees and boost their loyalty, at the Company’s General Shareholders’ Meeting of June 23, 2009, shareholders approved the introduction of a Telefónica, S.A. share incentive plan, the “Global Employee Share Plan” (“GESP”) for all employees of the Group worldwide (including executives and Executives Directors).

Under this plan, employees that meet the qualifying requirements are offered the possibility of acquiring Telefónica, S.A. shares, for a period of up to 12 months (the acquisition period), with this company assuming the obligation of giving participants a certain number of shares free of charge. The maximum sum each employee can assign to this plan is 1,200 euros, while the minimum is 300 euros. Employees who remain at the Telefónica Group and retain their shares for an additional year after the acquisition period (the consolidation period) will be entitled to receive one free share per share acquired and retained until the end of the consolidation period.

During the first phase of this Plan (2010-2011), Directors participating, as they discharged executive duties in the Group, acquired a total of 604 shares (including free shares received under the general terms and conditions of the Plan).

For the second phase of the Plan (2012-2013), approved at the General Shareholders’ Meeting of May 18, 2011, the Executive Directors that decides to take part contributing the maximum (i.e. 100 euros a month, over 12 months), at the date of finalization of these consolidated financial statements, had acquired, under this Plan, a total of 84 shares, entitling them to receive an equivalent number of free shares provided, inter alia, that they hold the share acquired throughout the consolidation period.

It should be noted that the external Directors do not receive and did not receive in 2012 any compensation in the form of pensions or life insurance, nor do they participate in the share-based payment plans linked to Telefónica’s share price.

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In addition, the Company does not grant and did not grant in 2012 any advances, loans or credits to the Directors, or to its top executives, thus complying with the requirements of the U.S.A. Sarbanes-Oxley Act, which is applicable to Telefónica as a listed company in that market.

• Note 7 to Section B.1.11

Sub-section a). “Others” includes: i) 24,748,696 euros in compensation paid to Mr. Julio Linares López on stepping down from his executive duties; and other considerations received for (ii) medical and dental insurance premiums; (iii) compensation for membership in the Company’s various regional advisory committees, including the Telefónica Corporate University Advisory Council; and (iv) contributions made by the Telefónica Group to the Pension Plan for Senior Executives (Retirement Plan) on behalf of executive directors.

Subsection b). The “Fixed Payment” includes both the amounts of the salaries received from other Telefónica Group companies by the members of the Board of Directors in their capacity as executives, and the amount received by the members of the Board of Directors as fixed allowance for belonging to the Board of Directors of any of the companies of the Group or of its respective Committees.

• Note 8 to Section B.1.11

It is noted that the total amount of the contributions made by the Telefónica Group during 2012 to the Pension Plan for Senior Executives was 2,112,957 euros on behalf of Executive Directors is recorded under the category “Other” in the compensation tables included under points a) and b) of section B.1.11 of the 2012 Annual Corporate Governance Report, as it was done in the Annual Corporate Governance Reports for 2008, 2009, 2010 and 2011.

This is because said Plan is an employee benefit that differs to the general pension plan by which Telefónica remunerates its employees (including executive Directors) which is recorded under the sections on “Pension Funds and Plans” in the aforementioned section B.1.11 of the Annual Corporate Governance Report.

• Note 9 to Section B.1.12

“Total remuneration received by senior management” includes the economic valuation of the compensation received under the “Performance Share Plan”, as well as contributions made by the Telefónica Group in 2012 to the Pension Plan.

This amount also includes, inter alia, 10,893,244 euros corresponding to the amounts received by Mr. Luis Abril Pérez and Mr. Calixto Rios Pérez in termination benefits, as a result of termination of their employment relationship with the Telefónica Group.

In order to ensure maximum transparency in this matter, and in accordance with the information provided in the Notes to the Financial Statements corresponding to the financial year 2012, below we provide the remuneration and benefits received by the Senior Executives of Telefónica, S.A. in the year.

The Executives considered as Senior Executives of the Company in 2012, excluding those that are also members of the Board of Directors, received a total, in 2012, of 24,321,976 euros. It is hereby stated that this amount includes, inter alia, 10,893,244 euros corresponding to the amounts received by Mr. Luis Abril Pérez and Mr. Calixto Rios Pérez in termination benefits, as a result of termination of their employment relationship with the Telefónica Group.

In addition, the contributions by the Telefónica Group in 2012 with respect to the Pension Plan for these Executives amounted to 1,392,798 euros. Contribution to the Pension Plan amounted to 48,730 euros and compensation in kind including life and other insurance premiums (e.g. general medical and dental insurance) to 93,460 euros.

Meanwhile, a total of 297,141 shares corresponding to the fifth phase (2010-2013) of the above mentioned “Performance Share Plan” (“PSP”) were assigned to the Executives considered as Senior Executives of the Company. Also, it is hereby stated that regarding the fourth phase of this Plan (2009-2012), the general terms for the delivery of shares were not met. Therefore, no shares were delivered to the Executives.

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Regarding the “Performance and Investment Plan” (“PIP”) approved at the General Shareholders’ Meeting of May 18, 2011, a total of 422,344 shares were assigned to the Executives considered Senior Executives of the Company in the first phase (2011-2014) and 623,589 shares in the second phase (2012-2015).

Finally, regarding the first phase of the “Global Employee Share Plan” (“GESP”) (2010-2011), Executives participating acquired a total of 872 shares (including free shares received under the general terms and conditions of the Plan).

Regarding the second phase of the Plan (2012-2013), approved at the General Shareholders’ Meeting of May 18, 2011, the Executives taking part and contributing the maximum (i.e. 100 euros a month, over 12 months), at the date of finalization of these consolidated financial statements, had acquired, under this Plan, a total of 110 shares, entitling this Executives to receive an equivalent number of shares free provided, inter alia, that they hold the share acquired throughout the consolidation period established in the Plan.

• Note 10 to Section B.1.21

Although there are no specific powers granted to an independent Director to these effects, the Company considers that this recommendation can be deemed as complied with for the following reasons:

• In accordance with Article 29 of the Regulations of the Board of Directors, all the Directors of the Company, including all independent Directors, may request that a meeting of the Board of Directors be called whenever they consider it necessary, or that the items they deem appropriate be included in the Agenda.

• Furthermore, in accordance with Article 13.3 of said Regulations, the Chairman of the Board of Directors, together with the Chairman of the Nominating, Compensation and Corporate Governance Committee – who shall in all events be an independent Director (Article 22 of the Regulations)- shall be responsible for organizing and coordinating a periodic assessment of the Board.

• Note 11 to Section B.1.29

In 2012, the other Board Committees held the following meetings:

•	Human Resources and Corporate Reputation and Responsibility Committee: 4

•	Regulation Committee: 4

•	Service Quality and Customer Service Committee: 4

•	International Affairs Committee: 4

•	Innovation Committee: 11

•	Strategy Committee: 10

• Note 12 to Section B.1.31

In accordance with the US securities market regulations, the information contained in the Annual Report on form 20-F (which includes the consolidated Annual Financial Statements of the Telefónica Group), filed with the Securities and Exchange Commission, is certified by the Executive Chairman of the Company and by the Chief Financial Officer – CFO— and Director of Corporate Development. This certification is made after the Financial Statements have been finalized by the Board of Directors of the Company.

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• Note 13 to Section B.1.39

Financial year 1983 was the first audited by an external auditor. Prior to that, the financial statement were revised by chartered accountants (‘censores de cuentas’). Therefore, 1983 is the base year taken for calculating the percentage in the case of audits of the Individual Annual Accounts of Telefónica, S.A. and 1991 is the date taken for the calculation of the percentage in the case of the Consolidated Annual Accounts, as 1991 was the first year in which the Telefónica Group prepared Consolidated Annual Accounts.

• Note 14 to Section B.1.40

The equity holding of the Director Mr. Isidro Fainé Casas in Telecom Italia, S.p.A., is of the total amount of shares of this company.

The director Ms. Eva Castillo Sanz directly holds 10,000 shares in the Group company, Telefónica Deutschland Holding, A.G. (0.001% of its share capital), in which she holds the post of Chairwoman of the Supervisory Board.

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• Note 15 to Section C.2.]

The transactions included under “Commitments Undertaken” in amounts of 5,718 and 12,905,663 euros with Banco Bilbao Vizcaya Argentaria, S.A. and 53 and 2,661,335 euros with Caja de Ahorros y Pensiones de Barcelona, “la Caixa”, entail transactions with derivatives.

You may include in this section any other information, clarification or observation related to the above sections of this report.

Specifically indicate whether the company is subject to corporate governance legislation from a country other than Spain and, if so, include the compulsory information to be provided when different to that required by this report.

II. ADDITIONAL DISCLOSURES REQUIRED UNDER ARTICLE 61 BIS OF THE SPANISH SECURITIES MARKET LAW

Disclosure requirements under Article 61 bis of the Spanish Securities Market Law are as follows:

Securities that are admitted to trading on a regulated market in a Member State, where appropriate with an indication of the different classes of shares and, for each class, the rights and obligations attaching to it.

Not applicable.

Any restrictions on the transfer of securities and any restrictions on voting rights.

Nothing in the Company By-Laws imposes any restriction or limitation on the free transfer of Telefónica shares.

According to Article 21 of the Company’s Bylaws, no shareholder can exercise votes in respect of more than 10 per cent of the total shares with voting rights outstanding at any time, irrespective of the number of shares they may own. This restriction on the maximum number of votes that each shareholder can cast refers solely to shares owned by the shareholder concerned and cast on their own behalf. It does not include additional votes cast on behalf of other shareholders who may have appointed them as proxy, who are themselves likewise restricted by the 10 per cent voting ceiling.

The 10 per cent limit described above also applies to the number of votes that can be cast either jointly or separately by two or more legal entity shareholders belonging to the same corporate group and to the number of votes that may be cast altogether by an individual or legal entity shareholder and any entity or entities that they directly or indirectly control and which are also shareholders.

In relation to the above and in accordance with the provisions of article 527 of the Corporate Enterprises Act, any clauses in the bylaws of listed corporations that directly or indirectly restrict the number of shares that may be cast by a single shareholder, the companies belonging to the same group or by any parties acting together with the aforementioned, will rendered null and void when, subsequent to a takeover bid, the buyer has a stake equal to or over 70% of share capital which confers voting rights, unless the buyer was not subject to neutralization measures to prevent a takeover bid or had not adapted these measures accordingly.

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Rules governing the amendment of the article of association.

The procedure for amending the Bylaws is regulated by sections 285 et seq. of the consolidated text of the Corporate Enterprises Act, according to which changes in the Company’s By-Laws must be decided by the Shareholders’ Meeting with the majorities stipulated in sections 194 and 201 of the abovementioned Act. Also, the directors shall draft and put at the disposal of the shareholders, the requested report with the wording of the proposed amendment in full justifying the proposal. Article 14 of the By-Laws and article 5 of the Regulations for the General Shareholders’ Meeting expressly include, among the powers of shareholders acting at a General Shareholders’ Meeting, that of amending the By-Laws.

Article 21 of the Regulations for the General Shareholders’ Meeting regulates the voting procedure for the proposals, stating that, in the case of amendments to the By-Laws, when a single item on the agenda includes different matters, such matters shall be separately submitted to a vote.

Significant agreements to which the company is a party and which take effect, alter or terminate upon a change of control of the company following a takeover bid and the effects thereof.

The Company has no significant agreements outstanding that would take effect, alter or terminate in the event of a change of control following a Takeover Bid.

Agreements between the Company and its board members and executives or employees providing for compensation if they are made redundant without valid reason following a takeover bid.

In general, the contracts of Executive Directors and some managers of the executive team include a clause giving them the right to receive the economic compensation indicated below in the event that their employment relationship is ended for reasons attributable to the Company and/or due to objective reasons such as a change of control in the Company. However, if the employment relationship is terminated for a breach attributable to the executive director or executive, he/she will not be entitled to any compensation whatsoever. That notwithstanding, in certain cases the severance benefit to be received by the Executive Director or Executive, according to their contract, does not meet these general criteria, but rather are based on other circumstances of a personal or professional nature or on the time when the contract was signed. The agreed economic compensation for the termination of the employment relationship, where applicable, consists of a maximum of three times annual salary plus another year based on length of service at the Company. The annual salary on which the indemnity is based is the last fixed salary and the arithmetical mean of the sum of the last two payments received by contract.

Meanwhile, contracts that tie employees to the Company under a common employment relationship do not include indemnity clauses for the termination of their employment. In these cases, the employee is entitled to any indemnity set forth in prevailing labor legislation. This notwithstanding, contracts of some Company employees, depending on their level and seniority, as well as their personal or professional circumstances or when they signed their contracts, establish their right to receive compensation in the same cases as in the preceding paragraph, generally consisting of a year and a half of salary. The annual salary on which the indemnity is based is the last fixed salary and the average amount of the last two variable payments received by contract.

A description of the main characteristics of the internal control and risk management systems with regard to statutory financial reporting.

A. The entity’s control environment

A.1

The Board of Telefónica, S.A. (hereinafter Telefónica) assumes the ultimate responsibility of ensuring that an adequate and effective internal control over financial reporting system (ICFRS) exists and is updated.

Pursuant to Law and the Company’s By-laws, the Board of Directors is the Company’s most senior governing body and representative, and is therefore authorized within the corporate purpose laid down in the By-laws, to perform all acts and legal transactions of administration and disposal, by any legal title, except those reserved by Law or the Company’s By-laws for the shareholders in a General Meeting.

Without prejudice to the aforementioned, the Board of Directors basically consists of a supervisory and control body, while the executive bodies and management team are responsible for the day-to-day management of the Company’s businesses.

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The Regulations of the Board of Directors state that the primary duty of the Audit and Control Committee shall be to support the Board of Directors in its supervisory duties. Specifically, it shall have at least the following powers and duties:

•

To supervise the process of preparing and submitting financial information. In this regard, to supervise the process of preparation and the integrity of the financial information related to the Company and the Group, reviewing compliance with the regulatory requirements, the proper determination of the scope of consolidation, and the correct application of the accounting standards.

•

To supervise the effectiveness of the Company’s internal control system and risk management systems, and to discuss with the auditors significant weaknesses in the internal control system detected during the audit. With respect thereto, it shall be responsible for proposing to the Board of Directors a risk control and management policy, which shall identify at least the following types of risk (operational, technological, financial, legal and reputational) which the company faces; the level of risk which the company deems acceptable; the measures for mitigating the impact of the identified risks should they materialize; and the control and information systems to be employed to control and manage said risks.

•

Establish and maintain appropriate relations with the External Auditor to receive information on those matters that may jeopardize the independence thereof, for consideration by the Audit and Control Committee, and any other related to the development of the audit process, as well as any other communications provided for in audit legislation and technical standards of audit.

•	Issue annually, prior to the issuance of the audit report, a report that will express an opinion on the independence of the External Auditor

•

To supervise internal audit and, in particular: to ensure the independence and efficiency of the internal audit function; to receive periodic information on its activities; and to verify that the senior executive officers take into account the conclusions and recommendations of its reports.

The Audit and Control Committee shall meet monthly and as often as appropriate.

In order to carry out this supervisory function, the Audit and Control Committee is assisted by the Internal Audit department which periodically submits its activities report to the Committee.

A.2

The different areas and functional units of the Telefónica Group play a key role in ICFR as they are responsible for preparing, maintaining and updating the different procedures that govern their operations and identify the tasks to be carried out, as well as the persons in charge of the same.

The Board of Directors is responsible for designing and reviewing the Company’s organizational structure, ensuring there is an adequate separation of functions and that satisfactory coordinating mechanisms among the different areas are established.

Use of the Telefónica Group’s economic-financial IT system is regulated through several manuals, instructions and internal rules and regulations, the most noteworthy of which are as follows:

Accounting Policies and Measurement Criteria Manual, designed to unify and standardize the accounting criteria and policies used by all the Group companies to ensure Telefónica operates as a consolidated and uniform group.

Instructions for closing and external audits, published annually to establish the procedures and schedule all Telefónica Group companies and their auditors must follow when reporting financial and accounting information in order to elaborate the consolidated financial information of the Group by the Financial Consolidation Department to comply with Telefónica, S.A.’s legal and reporting requirements in Spain and the other countries in which its shares are listed.

Annual calendar of financial accounting information, applicable to all Telefónica Group companies to establish the monthly accounting-financial reporting dates at the start of each period.

The regulations also define and delimit responsibilities at each level of the organization regarding the reliability of the information published.

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With regard to the principles which guide the Company’s actions, we would note that in December 2006, the Telefónica Group approved a code of conduct and business ethics, “The Telefónica Business Principles ,” which are applicable to all Group employees and all organizational levels (management and non-management). The Business Principles are available on the Telefónica Group intranet and there are procedures in place to update, monitor and disseminate these throughout the Telefónica Group. They expressly mention issues regarding recording transactions and preparation of financial information.

A specially-designed committee is responsible for monitoring these Business Principles. This Committee meets periodically and comprises representatives from Telefónica’s Human Resources, Reputation, General Secretariat and Group Internal Audit departments, as well as representatives from each of the geographical areas in which Telefónica is present.

As part of its remit, this Committee coordinates the activities of the various business areas, with particular emphasis on monitoring the actions inherent in the Business Principles. For example, as the Internal Audit area is involved, it is able to answer potential queries regarding the need to carry out specific actions should notifications of failure to comply with the Business Principles be received. Also, through this Committee, its members agree on ways to help disseminate the Business Principles to the Group, as well as monitoring communication and training initiatives in this matter. For this last initiative, and as part of the on-line training platform, there is a specific course on these principles. By taking part in this abovementioned course, employees pledge to adhere to these business principles.

Also, since April 2004 the Telefónica Group has a complaints channel which can be accessed directly via the Telefónica intranet. This was approved by the Audit and Control Committee and Group employees were notified according to the established procedures. This complaints channel allows all Telefónica Group employees to report, anonymously if chosen, two types of irregularities:

•

Any irregularities detected in the internal control system, accounting or the audit of the financial statements. These are reported directly to the Secretary of the Telefónica Audit and Control Committee.

•	Other irregularities, including those related to the Business Principles. These complaints are reported either to the Business Principles office or the Internal Audit Department.

The Telefónica Audit and Control Committee receives all complaints regarding internal controls, accounting or the audit of the financial statements. All complaints of this nature will be treated and resolved by the Committee appropriately.

Telefónica, S.A. also has “Internal Code of Conduct for Securities Markets Issues” setting out the general guidelines and principles of conduct for the persons involved in securities and financial instrument transactions.

With regard to employee training in financial and control issues, we would note that in 2007 the Telefónica Corporate University (Universitas Telefónica) was opened to help contribute to the Telefónica Group’s advancement through lifelong learning. All the University’s training programs are based on developing the corporate culture, the business strategy and management and leadership skills. Personnel involved in preparing and reviewing financial information are also offered refresher courses in this area.

Likewise, the Telefónica Accounting Policies Department offers training plans and seminars to all personnel working in the Group’s financial areas and other pertinent areas (Tax, M&A, etc.), with the aim of informing them of any accounting or financial changes which are applicable to their job of preparing consolidated financial information.

Finance personnel also attend technical sessions run by external consultancy firms and covering developments in accounting.

Finally, the Telefónica Group also has an on-line training platform which includes a finance school providing specific training and refresher courses on financial information, as well as an internal control school providing instruction on auditing, internal control and risk management.

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B. Risk assessment in financial reporting

Given the vast number of processes involved in financial reporting at the Telefónica Group, a model has been developed to select the most significant processes by applying a so-called Scope Definition Model. This model is applied to the financial information reported by subsidiaries or companies managed by Telefónica. The model selects the accounts with the largest balance or difference and identifies the processes used to generate this information. Once the processes have been identified, the risks inherent in the processes affecting financial reporting are analyzed. This identification procedure covers all the financial reporting objectives of existence and occurrence, completeness, valuation, presentation, disclosure and fraud. Risk identification is carried out on an annual basis.

Telefónica also has a Risk Management Model covering four key areas of risk:

•	Business risks

•	Operational risks

•	Global risks

•	Financial risks

Financial risks include risks associated with the accuracy, completeness and publication of reporting information.

In the process of identifying the consolidation scope, the Telefónica Consolidation Department periodically monitors the changes in the Group’s scope.

C. Control activities

On March 26, 2003 the Telefónica Board approved the “Regulations governing disclosure and reporting to the markets”. These regulate the basic principles of operation of the financial disclosure control processes and systems which guarantee that all relevant consolidated financial information is communicated to the company’s senior executives and its management team, assigning to the Internal Audit the duty of periodically assessing the functioning of these processes and systems.

Each quarter the Finance Department submits the periodic financial information to the Audit and Control Committee, highlighting the main events and accounting criteria applied and clarifying any major events which occurred during the period.

Likewise, the Telefónica Group has documented financial processes in place which stipulate common criteria for preparing financial information in all Group companies, as well as any outsourced activities.

The Company follows documented procedures for preparing consolidated financial information whereby those employees responsible for the different areas are able to verify this information. In this regard, there is a Coordination and Control Committee comprising employees responsible for these areas. They are able to submit the results of their reviews in order to correctly prepare the financial information presented to the Company’s bodies (Audit and Control Committee and, if applicable, the Board of Directors).

Also, and pursuant to the internal regulations, the Executive Chairmen and the Finance Directors must submit a certificate to the Corporate Finance Department stating that they have reviewed the financial information being presented, that the financial statements give a true and fair view, in all material respects, of the financial position, results and cash position, and that there are no significant risks to the business or unhedged risks which may have a material impact on the Company’s equity and financial position.

In relation to the accounting close, the Consolidation and Accounting Policies Department issues instructions setting out the calendar and contents for the financial reporting period for the preparation of the consolidated annual financial statements. These instructions are mandatory for all Telefónica consolidation subgroups and subsidiaries.

The Corporate Finance Department reviews the key judgments, estimates, valuations and forecasts to identify critical accounting policies that require the use of estimates and value judgments. In these cases, the Corporate Finance Department also establishes the necessary operational co-ordination actions with the rest of the Telefónica Group units for their specific areas of activity and knowledge before presenting them to the Audit and Control Committee. The most relevant are dealt with by the Audit and Control Committee. Senior management defines the format for presenting the annual financial statements prior to approval by the Board.

The critical processes involved in financial reporting at the Telefónica Group, as well as its controls, are evaluated by the internal audit function, which looks at the degree of documentation and revision, as well as its operation. In order to establish an adequate evaluation process, the Telefónica Group has three general levels, which are applied according to the type of controls, the level of risk of the processes or the activities being evaluated: General Evaluation Model, Self-Appraisal Questionnaires (to determine the degree of internal control in all Group companies, even those which are considered less significant in terms of their contribution to the consolidated financial figures) and Focused Tests (a tool used to evaluate the general controls of the ICFR).

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The General Evaluation Model follows the same working scheme for each company listed on a foreign exchange: critical accounts are defined based on their materiality; the processes and systems associated with the critical accounts are identified; the risks and controls inherent in financial reporting associated with these processes are identified; the controls are evaluated; audit testing is carried out and should any incidences in the effectiveness of them be detected, recommendations are proposed to guarantee the correct functioning of ICFR.

The Global IT systems department of the Telefónica Group is responsible for the IT systems at all the Group’s businesses. One of its many and various duties is to define and implement policies and security standards for applications and infrastructures (in conjunction with the Security and Networks departments), which includes IT aspects of the internal control model.

In the Telefónica Group the Internal Audit is charged with monitoring the general controls over the IT systems. The processes for controlling the IT systems are grouped into 22 general control objectives, which in turn are grouped together in the following four categories: Physical security (security at the data processing center and facilities, information backup, contingency plans, information recovery in the event of disasters and business continuity at the different data processing centers and IT facilities); Logistics security (program access control, user applications and data handling control, productive database data access control, and appropriate separation of duties); Systems development (methodology for developing and maintaining systems, controls inherent in an application, methodological steps for applications, project start-up); and Systems operation (non-programmed tasks, application testing, interruption monitoring, and incident management).

When a process or part of a process concerning financial information is outsourced, suppliers are requested to present the ISAE 3402 certificate or controls are established within these processes to ensure they function correctly.

When Teléfonica or any of its subsidiaries engage the services of an independent expert whose findings may materially affect the consolidated financial statements, as part of the selection process the competence, training, credentials and independence of the third party is verified directly by the area contracting the service and, if applicable, the procurement department. The finance department has control activities in place to guarantee the validity of the data, the methods used and the reasonableness of the assumptions used by the third party.

Likewise, there is an internal procedure for engaging independent experts which requires specific levels of approval.

D. Information and Communication

The Consolidation and Accounting Policies Department of Telefónica is charged with defining and updating the accounting policies used for preparing the consolidated financial information.

Thus, this area publishes IFRS (International Financial Reporting Standards) information bulletins summarizing the main changes to accounting methodology, as well as clarifications on various other related issues.

Also, the Telefónica Group has an Accounting Policies Manual which is updated periodically. The objectives of this manual are: to align the corporate accounting principles and policies with IFRS; to maintain accounting principles and policies which ensure that the information is comparable within the Group and offers optimum management of the source of information; to improve the quality of the accounting information of the various Group companies and of the Consolidated Group by disclosing, agreeing and introducing accounting principles which are unique to the Group; and to facilitate the accounting integration of acquired and newly-created companies into the Group’s accounting system by means of a reference manual.

This Manual is mandatory for all companies belonging to the Telefónica Group, and shall be applied to their reporting methods when preparing the consolidated financial statements.

There is also a Compliance Manual for Consolidation Reporting, which includes specific instructions on preparing the disclosures which comprise the reporting for the consolidation of the Telefónica Group’s financial statements and the preparation of consolidated financial information.

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Likewise, the Telefónica Group uses a specific IT tool for the reporting of the individual financial statements at its various subsidiaries, as well as the necessary notes and disclosures for preparing the consolidated annual financial statements. This tool is used to carry out the consolidation process and its subsequent analysis. The system is managed centrally and uses the same accounts plan.

E. Monitoring

Telefónica is listed on the New York Stock Exchange and is therefore subject to the regulatory requirements established by the US authorities applicable to all companies trading on this exchange.

Among these requirements is the “Sarbanes-Oxley Act” and, specifically, Section 404 which stipulates that all listed companies must evaluate on an annual basis the effectiveness of its ICFR procedures and structure.

As noted above, the Telefónica Group has an Internal Audit function which reports hierarchically (to the General Secretariat and the Board) and functionally (to the Audit and Control Committee). Its activities include ensuring compliance with applicable laws, internal regulations and the principles of the Group’s Code of Ethics; safeguarding the equity’s assets, the efficiency and effectiveness of operations, the reliability of the information, controlled transparency with third parties and safeguarding the image of the Telefónica Group.

The Audit and Control Committee also provides support in monitoring the correct functioning of the ICFR system. The system is monitored twice a year in order to offer a preliminary assessment to help resolve any major incidences in advance by establishing the corresponding action plans for the managers in charge.

In 2012, the Audit and Control Committee was informed of the findings of the ICFRS review which directly affected 19 companies, 266 material accounting items, 588 critical processes and 205 IT systems, with a total of 4,854 control activities reviewed.

In order to assess the status of the general controls at Telefónica, “Focused Tests” have been carried out to analyze the controls established by the Company’s management which are more closely associated with the general control environment and apply to all of the Company’s processes. A total of 25 control objectives were reviewed.

Also, Self-Appraisal Questionnaires have been filled out by the employees in charge of the 268 Group companies certifying their assessment of a series of issues related to internal control in their area of responsibility.

The results of the final appraisal were presented at the February 2012 meeting of the Audit and Control Committee. No material weaknesses or significant shortcomings in the ICFR structure and procedures were identified.

Each year the External Auditor issues its own opinion on the effectiveness of ICFR. At the date of this report, the External Auditor has not notified the Audit and Control Committee of the existence of any control shortcomings which constitute material weaknesses or significant deficiencies.

Furthermore, the External Auditor participates regularly in the Audit and Control Committee meetings, when called to do so by the Committee, to explain and clarify different aspects of the audit reports and other aspects of its work.

F. External auditor review

The attached information on ICFR has been submitted to review by the External Auditor, whose report is attached as an appendix to this document.

This Appendix to the Telefónica, S.A. 2012 Annual Report on Corporate Governance was originally prepared in Spanish. In the event of a discrepancy, the Spanish-language prevails.

*******

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Translation of an auditor’s report and description of the Internal Control over Financial

Reporting System (SCIIF in Spanish) originally issued in Spanish. In the event of discrepancy, the Spanish-language version prevails

AUDITOR’S REPORT ON THE DESCRIPTION OF THE INTERNAL CONTROL OVER FINANCIAL

REPORTING SYSTEM (SCIIF IN SPANISH)

To the Board of Directors of

Telefónica, S.A., engaged by the management:

We have examined the accompanying description of the Internal Control over Financial Reporting System (SCIIF in Spanish) of Telefónica, S.A. (the Parent Company) and its subsidiaries (the Group), which is included in Section II of the Appendix to the Annual Corporate Governance Report for the year ended December 31, 2012, in the “Description of the main characteristics of the internal control and risk management systems with regard to statutory financial reporting.” This examination has included the evaluation of the effectiveness of Internal Control on the Financial Reporting System regarding the financial information included in the Group’s consolidated financial statements at December 31, 2012, prepared in accordance with International Financial Reporting Standards, as adopted by the European Union, and other provisions in the regulatory framework applicable to the Group. This system is based on the criteria and policies defined by the Parent Company’s management in accordance with the guidelines established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in its report “Internal Control - Integrated Framework.”

Telefónica, S.A.’s management is responsible for maintaining effective internal control over financial reporting included in the consolidated financial statements, and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the aforementioned effectiveness of internal control over financial reporting, based on the work we have performed in accordance with the requirements of the Standard ISAE 3000 “Assurance Engagement Other than Audits or Reviews of Historical Financial Information” issued by the International Auditing and Assurance Standards Board (IAASB) of the International Federation of Accountants (IFAC) for the issuance of reports to obtain reasonable assurance.

The work performed to obtain reasonable assurance includes obtaining an understanding of the internal control over financial reporting system regarding the financial information included in the consolidated financial statements, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

Domicilio Social: Pl. Pablo Ruiz Picasso, 1. 28020 Madrid Inscrita en el Registro Mercantil de Madrid al Tomo 12749, Libro 0, Folio 215, Sección 8[a], Hoja M-23123, Inscripctión 116. C.I.F. B-78970506

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements, fraud or illegal acts. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Telefónica, S.A. and subsidiaries maintained, in all material respects, effective internal control over financial reporting regarding the financial information included in the consolidated financial statements as of December 31, 2012, based on the criteria and policies defined by the Parent Company’s management in accordance with the guidelines established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in its report “Internal Control—Integrated Framework.” We also have checked that the disclosures included in the accompanying description of the Internal Control over Financial Reporting System (SCIIF in Spanish) at December 31, 2012 comply, in all material respects, with the requirements of Securities Market Law 24/1988 of July 28, as amended by Law 2/2011, of March 4, on Sustainable Economy, and meets the minimum content required by the Draft Circular published on October 26, 2011 by the National Securities Market.

The examination indicated in the preceding paragraphs is not subject to the Consolidated Spanish Audit Law, approved by Royal Legislative Decree 1/2011 of July 1, so we do not express an audit opinion in the terms provided for in the aforementioned Law.

In addition to the aforementioned examination, we have audited, in accordance with prevailing audit regulations in Spain, the consolidated financial statements of Telefónica, S.A. and its subsidiaries at December 31, 2012, prepared by the Parent Company’s Directors in accordance with International Financial Reporting Standards, as adopted by the European Union, and other provisions in the regulatory framework applicable to the Group, and our report dated March 20, 2013 expressed an unqualified opinion on the aforementioned consolidated financial statements.

ERNST & YOUNG, S.L.

Ignacio Viota del Corte

March 20, 2013

2

AUDIT REPORT, CONSOLIDATED ANNUAL FINANCIAL STATEMENTS, AND

CONSOLIDATED MANAGEMENT REPORT ALL FOR THE

YEAR ENDED DECEMBER 31, 2012

AUDIT REPORT

TELEFÓNICA, S.A. AND SUBSIDIARIES

Consolidated Financial Statements and

Consolidated Management Report

for the year ended

December 31, 2012

Translation of a report and consolidated financial statements originally issued in Spanish. In the event of discrepancy, the Spanish-language version prevails (See Note 25)

AUDIT REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders of

Telefónica, S.A.

We have audited the consolidated financial statements of Telefónica, S.A. (the Parent Company) and its subsidiaries (the Group), which comprise the consolidated statement of financial position at December 31, 2012, the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of changes in equity, the consolidated statement of cash flows, and the notes thereto for the year then ended. As indicated in Note 2 to the accompanying consolidated financial statements, the Parent Company’s Directors are responsible for the preparation of the Group’s consolidated financial statements in accordance with International Financial Reporting Standards, as adopted by the European Union, and other provisions in the regulatory framework applicable to the Group. Our responsibility is to express an opinion on the aforementioned consolidated financial statements taken as a whole, based upon work performed in accordance with prevailing audit regulation in Spain, which require the examination, through the performance of selective tests, of the evidence supporting the consolidated financial statements, and the evaluation of whether their presentation, the accounting principles and criteria applied and the estimates made are in agreement with the applicable regulatory framework for financial information.

In our opinion, the accompanying 2012 consolidated financial statements give a true and fair view, in all material respects, of the consolidated equity and consolidated financial position of Telefónica, S.A. and subsidiaries at December 31, 2012, and the consolidated results of their operations and their consolidated cash flows for the year then ended, in conformity with International Financial Reporting Standards, as adopted by the European Union, and other applicable provisions in the regulatory framework for financial information.

The accompanying 2012 consolidated management report contains such explanations as the Directors of Telefónica, S.A. consider appropriate concerning the situation of the Group, the evolution of its business and other matters; however, it is not an integral part of the consolidated financial statements. We have checked that the accounting information included in the aforementioned consolidated management report agrees with the 2012 consolidated financial statements. Our work as auditors is limited to verifying the consolidated management report in accordance with the scope mentioned in this paragraph, and does not include the review of information other than that obtained from the accounting records of Telefónica, S.A. and its subsidiaries.

ERNST & YOUNG, S.L.

Ignacio Viota del Corte

March 20, 2013

Domicilio Social: Pl. Pablo Ruiz Picasso, 1. 28020 Madrid Inscrita en el Registro Mercantil de Madrid al Tomo 12749, Libro 0, Folio 215, Sección 8[a], Hoja M-23123, Inscripción 116. C.I.F. B-78970506

2012

Consolidated Financial Statements (Consolidated Annual Accounts) and Consolidated Management Report for 2012

Telefónica, S.A. and subsidiaries composing the Telefónica Group

2012 Consolidated Financial Statements

Telefónica Group

Consolidated statements of financial position at December 31

Millions of euros
ASSETS	NOTES	2012	2011
A) NON-CURRENT ASSETS		104,177	108,800

Intangible assets	(Note 6)	22,078	24,064
Goodwill	(Note 7)	27,963	29,107
Property, plant and equipment	(Note 8)	35,019	35,463
Investment properties		2	6
Investments in associates	(Note 9)	2,468	5,065
Non-current financial assets	(Note 13)	9,339	8,678
Deferred tax assets	(Note 17)	7,308	6,417

B) CURRENT ASSETS		25,596	20,823

Inventories		1,188	1,164
Trade and other receivables	(Note 11)	10,711	11,331
Current financial assets	(Note 13)	1,872	2,625
Tax receivables	(Note 17)	1,828	1,567
Cash and cash equivalents	(Note 13)	9,847	4,135
Non-current assets held for sale		150	1

TOTAL ASSETS (A+B)		129,773	129,623

EQUITY AND LIABILITIES	NOTE	2012	2011
A) EQUITY		27,661	27,383

Equity attributable to equity holders of the parent		20,461	21,636
Non-controlling interests	(Note 12)	7,200	5,747

B) NON-CURRENT LIABILITIES		70,601	69,662

Non-current interest-bearing debt	(Note 13)	56,608	55,659
Non-current trade and other payables	(Note 14)	2,141	2,092
Deferred tax liabilities	(Note 17)	4,788	4,739
Non-current provisions	(Note 15)	7,064	7,172

C) CURRENT LIABILITIES		31,511	32,578

Current interest-bearing debt	(Note 13)	10,245	10,652
Current trade and other payables	(Note 14)	17,089	17,855
Current tax payables	(Note 17)	2,522	2,568
Current provisions	(Note 15)	1,651	1,503
Liabilities associated with non-current assets held for sale		4	—

TOTAL EQUITY AND LIABILITIES (A+B+C)		129,773	129,623

The accompanying Notes 1 to 25 and Appendices I to VI are an integral part of these consolidated statements of financial position.

Telefónica, S.A.    3

2012 Consolidated Financial Statements

Telefónica Group

Consolidated income statements for the years ended December 31

Millions of euros	NOTES	2012	2011	2010
INCOME STATEMENTS
Revenues	(Note 19)	62,356	62,837	60,737
Other income	(Note 19)	2,323	2,107	5,869
Supplies		(18,074)	(18,256)	(17,606)
Personnel expenses		(8,569)	(11,080)	(8,409)
Other expenses	(Note 19)	(16,805)	(15,398)	(14,814)

OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION (OIBDA)		21,231	20,210	25,777

Depreciation and amortization	(Note 19)	(10,433)	(10,146)	(9,303)

OPERATING INCOME		10,798	10,064	16,474

Share of (loss) profit of associates	(Note 9)	(1,275)	(635)	76

Finance income		963	827	792
Exchange gains		2,382	2,795	3,508
Finance costs		(4,025)	(3,609)	(3,329)
Exchange losses		(2,979)	(2,954)	(3,620)

Net financial expense	(Note 16)	(3,659)	(2,941)	(2,649)

PROFIT BEFORE TAX FROM CONTINUING OPERATIONS		5,864	6,488	13,901

Corporate income tax	(Note 17)	(1,461)	(301)	(3,829)

PROFIT FOR THE YEAR FROM CONTINUING OPERATIONS		4,403	6,187	10,072

Profit after taxes from discontinued operations	(Note 18)	—	—	—

PROFIT FOR THE YEAR		4,403	6,187	10,072

Non-controlling interests	(Note 12)	(475)	(784)	95

PROFIT FOR THE YEAR ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT		3,928	5,403	10,167

Basic and diluted earnings per share from continuing operations attributable to equity holders of the parent (euros)	(Note 19)	0.87	1.18	2.21

Basic and diluted earnings per share attributable to equity holders of the parent (euros)	(Note 19)	0.87	1.18	2.21

The accompanying Notes 1 to 25 and Appendices I to VI are an integral part of these consolidated income statements.

Telefónica, S.A.    4

2012 Consolidated Financial Statements

Telefónica Group

Consolidated statements of comprehensive income for the years ended December 31

Millions of euros	Year ended December 31
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME	2012	2011	2010
Profit for the year	4,403	6,187	10,072

Other comprehensive income (loss)
(Losses)gains on measurement of available-for-sale investments	(49)	(13)	(61)
Reclassification of losses (gains) included in the income statement	46	3	202
Income tax impact	1	3	(57)
	(2)	(7)	84
Losses on hedges	(1,414)	(921)	(291)
Reclassification of losses (gains) included in the income statement (Note 16)	173	210	73
Income tax impact	371	217	62
	(870)	(494)	(156)
Translation differences	(1,862)	(1,265)	820
Actuarial gains (losses) and impact of limit on assets for defined benefit pension plans (Note 15)	(154)	(85)	(94)
Income tax impact	39	28	35
	(115)	(57)	(59)
Share of income (loss) recognized directly in equity of associates and others	(27)	58	(84)
Reclassification of losses (gains) included in the income statement	4	—	—
Income tax impact	9	(9)	23
	(14)	49	(61)

Total other comprehensive income (loss)	(2,863)	(1,774)	628

Total comprehensive income recognized in the year	1,540	4,413	10,700

Attributable to:
Equity holders of the parent	1,652	4,002	10,409

Non-controlling interests	(112)	411	291

	1,540	4,413	10,700

The accompanying Notes 1 to 25 and Appendices I to VI are an integral part of these consolidated statements of comprehensive income.

Telefónica, S.A.    5

2012 Consolidated Financial Statements

Consolidated statements of changes in equity for the years ended December 31

	Attributable to equity holders of the parent											Non- controlling interests (Note 12)	Total equity
Millions of Euros	Share capital	Share premium	Legal Reserve	Revaluation reserve	Treasury Shares	Retained earnings	Available-for- sale investments	Hedges	Equity of associates and others	Traslation differences	Total
Financial position at December 31, 2011	4,564	460	984	126	(1,782)	19,248	38	154	7	(2,163)	21,636	5,747	27,383

Profit for the year	—	—	—	—	—	3,928	—	—	—	—	3,928	475	4,403
Other comprehensive income (loss)	—	—	—	—	—	(112)	(2)	(870)	(14)	(1,278)	(2,276)	(587)	(2,863)

Total comprehensive income	—	—	—	—	—	3,816	(2)	(870)	(14)	(1,278)	1,652	(112)	1,540

Dividends paid (Note 12)	71	—	—	—	—	(2,907)	—	—	—	—	(2,836)	(442)	(3,278)
Net movement in treasury shares	—	—	—	—	(327)	(299)	—	—	—	—	(626)	—	(626)
Acquisitions and disposals of non-controlling interests and business combinations (Note 5)	—	—	—	—	—	1,170	—	1	—	(188)	983	1,800	2,783
Capital reduction	(84)	—	—	—	1,321	(1,237)	—	—	—	—	—	—	—
Other movements	—	—	—	(10)	—	(338)	—	—	—	—	(348)	207	(141)

Financial position at December 31, 2012	4,551	460	984	116	(788)	19,453	36	(715)	(7)	(3,629)	20,461	7,200	27,661

Financial position at December 31, 2010	4,564	460	984	141	(1,376)	19,971	45	648	(42)	(943)	24,452	7,232	31,684

Profit for the year	—	—	—	—	—	5,403	—	—	—	—	5,403	784	6,187
Other comprehensive income (loss)	—	—	—	—	—	(52)	(7)	(494)	49	(897)	(1,401)	(373)	(1,774)

Total comprehensive income	—	—	—	—	—	5,351	(7)	(494)	49	(897)	4,002	411	4,413

Dividends paid (Note 12)	—	—	—	—	—	(6,852)	—	—	—	—	(6,852)	(876)	(7,728)
Net movement in treasury shares	—	—	—	—	(777)	—	—	—	—	—	(777)	—	(777)
Acquisitions and disposals of non-controlling interests and business combinations (Note 5)	—	—	—	—	—	984	—	—	—	(323)	661	(1,200)	(539)
Other movements	—	—	—	(15)	371	(206)	—	—	—	—	150	180	330

Financial position at December 31, 2011	4,564	460	984	126	(1,782)	19,248	38	154	7	(2,163)	21,636	5,747	27,383

Financial position at December 31, 2009	4,564	460	984	157	(527)	16,685	(39)	804	19	(1,373)	21,734	2,540	24,274

Profit for the year	—	—	—	—	—	10,167	—	—	—	—	10,167	(95)	10,072
Other comprehensive income (loss)	—	—	—	—	—	(55)	84	(156)	(61)	430	242	386	628

Total comprehensive income	—	—	—	—	—	10,112	84	(156)	(61)	430	10,409	291	10,700

Dividends paid (Note 12)	—	—	—	—	—	(5,872)	—	—	—	—	(5,872)	(440)	(6,312)
Net movement in treasury shares	—	—	—	—	(849)	—	—	—	—	—	(849)	—	(849)
Acquisitions and disposals of non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	4,307	4,307
Other movements	—	—	—	(16)	—	(954)	—	—	—	—	(970)	534	(436)

Financial position at December 31, 2010	4,564	460	984	141	(1,376)	19,971	45	648	(42)	(943)	24,452	7,232	31,684

The accompanying Notes 1 to 25 and Appendices I to VI are an integral part of these consolidated statements of changes in equity.

Telefónica, S.A.    6

2012 Consolidated Financial Statements

Telefónica Group

Consolidated statements of cash flows for the years ended December 31

Millions of euros	NOTES	2012	2011	2010
Cash flows from operating activities
Cash received from customers		75,962	77,222	72,867
Cash paid to suppliers and employees		(55,858)	(55,769)	(51,561)
Dividends received		85	82	136
Net interest and other financial expenses paid		(2,952)	(2,093)	(2,154)
Taxes paid		(2,024)	(1,959)	(2,616)

Net cash from operating activities	(Note 23)	15,213	17,483	16,672

Cash flows from investing activities
Proceeds on disposals of property, plant and equipment and intangible assets		939	811	315
Payments on investments in property, plant and equipment and intangible assets		(9,481)	(9,085)	(8,944)
Proceeds on disposals of companies, net of cash and cash equivalents disposed		1,823	4	552
Payments on investments in companies, net of cash and cash equivalents acquired		(37)	(2,948)	(5,744)
Proceeds on financial investments not included under cash equivalents		30	23	173
Payments made on financial investments not included under cash equivalents		(834)	(669)	(1,599)
Payments from cash surpluses not included under cash equivalents		(318)	(646)	(621)
Government grants received		1	13	7

Net cash used in investing activities	(Note 23)	(7,877)	(12,497)	(15,861)

Cash flows from financing activities
Dividends paid	(Note 12)	(3,273)	(7,567)	(6,249)
Transactions with equity holders		656	(399)	(883)
Proceeds on issue of debentures and bonds	(Note 13)	8,090	4,582	6,131
Proceeds on loans, borrowings and promissory notes		6,002	4,387	9,189
Cancellation of debentures and bonds	(Note 13)	(4,317)	(3,235)	(5,482)
Repayments of loans, borrowings and promissory notes		(8,401)	(2,680)	(7,954)

Net cash used in financing activities	(Note 23)	(1,243)	(4,912)	(5,248)

Effect of foreign exchange rate changes on collections and payments		(382)	(169)	(463)

Effect of changes in consolidation methods		1	10	7

Net increase (decrease) in cash and cash equivalents during the year		5,712	(85)	(4,893)

CASH AND CASH EQUIVALENTS AT JANUARY 1		4,135	4,220	9,113

CASH AND CASH EQUIVALENTS AT DECEMBER 31	(Note 13)	9,847	4,135	4,220

RECONCILIATION OF CASH AND CASH EQUIVALENTS WITH THE STATEMENT OF FINANCIAL POSITION
BALANCE AT JANUARY 1		4,135	4,220	9,113

Cash on hand and at banks		3,411	3,226	3,830
Other cash equivalents		724	994	5,283

BALANCE AT DECEMBER 31	(Note 13)	9,847	4,135	4,220

Cash on hand and at banks		7,973	3,411	3,226
Other cash equivalents		1,874	724	994

The accompanying Notes 1 to 25 and Appendices I to VI are an integral part of these consolidated statements of cash flows.

Telefónica, S.A.    7

2012 Consolidated Financial Statements

Telefónica, S.A. and subsidiaries composing the Telefónica Group

Notes to the consolidated financial statements (consolidated annual accounts) for the year ended December 31, 2012

Note 1. Background and general information

Telefónica Group organizational structure

Telefónica, S.A. and its subsidiaries and investees (the “Telefónica Group” or “the Group”) make up an integrated group of companies operating mainly in the telecommunications and digital services industries.

The parent company of the Group is Telefónica, S.A. (“Telefónica” or “the Company”), a public limited company incorporated on April 19, 1924 for an indefinite period. Its registered office is at calle Gran Vía 28, Madrid (Spain).

Appendix V lists the subsidiaries, associates and investees in which the Telefónica Group has direct or indirect holdings, their corporate purpose, country, functional currency, share capital, the Telefónica Group’s effective shareholding and their method of consolidation.

Corporate structure of the Group

Telefónica’s basic corporate purpose, pursuant to Article 4 of its bylaws, is the provision of all manner of public or private telecommunications services, including ancillary or complementary telecommunications services or related services. All the business activities that constitute this stated corporate purpose may be performed either in Spain or abroad and wholly or partially by the Company, either through shareholdings or equity interests in other companies or legal entities with an identical or a similar corporate purpose.

On September 5, 2011, the Executive Committee of Telefónica’s Board of Directors approved a new organizational structure, embarking on a new era focused on the medium and long term with the aim of reinforcing its growth story, actively participating in the digital world and capturing the most of the opportunities afforded by its global scale and industrial alliances. This new structure became fully operational starting in 2012.

The main differences in the new organizational structure are:

•	The streamlining and balancing of the business’ geographical mix based on stages of market development, leading to the configuration of two large blocks: Europe and Latin America.

•

The creation of a new business unit, Telefónica Digital, headquartered in London with regional offices in Madrid, Sao Paulo, Silicon Valley and certain strategic hubs in Asia. Its mission will be to bolster Telefónica’s place in the digital world and leverage any growth opportunities arising in this environment, driving innovation, strengthening the product and service portfolio and maximizing the advantages of its large customer base.

•

The creation of a Global Resources operating unit designed to ensure the profitability and sustainability of the business by leveraging and unlocking economies of scale, as well as driving Telefónica’s transformation into a fully global company.

The financial information included in these consolidated financial statements has been prepared on the basis of this new structure, and the comparative financial information for the previous financial year has been restated to facilitate comparison.

Telefónica, S.A.    8

2012 Consolidated Financial Statements

The business activities carried out by most of the Telefónica Group companies are regulated by broad ranging legislation, pursuant to which permits, concessions or licenses must be obtained in certain circumstances to provide the various services.

In addition, certain wireline and wireless telephony services are provided under regulated rate and price systems.

Telefónica, S.A.    9

2012 Consolidated Financial Statements

Note 2. Basis of presentation of the consolidated financial statements

The accompanying consolidated financial statements were prepared from the accounting records of Telefónica, S.A. and of each of the companies comprising the Telefónica Group, whose separate financial statements were prepared in accordance with the generally accepted accounting principles prevailing in the various countries in which they are located, and for purposes of these consolidated financial statements are presented in accordance with the International Financial Reporting Standards (IFRS) adopted by the European Union, which for the purposes of the Telefónica Group are not different from those issued by the International Accounting Standards Board (IASB), to give a true and fair view of the consolidated equity and financial position at December 31, 2012, and of the consolidated results of operations, changes in consolidated equity and the consolidated cash flows obtained and used in the year then ended. The figures in these consolidated financial statements are expressed in millions of euros, unless otherwise indicated, and therefore may be rounded. The euro is the Group’s reporting currency.

The denominators used in the calculation of both basic and diluted earnings per share have been adjusted to reflect any transactions that changed the number of shares outstanding without a corresponding change in equity as if they had taken place at the start of the first period under consideration. In particular, the calculation takes into account the increase in share capital by means of a scrip dividend with a charge to unrestricted reserves approved by the shareholders at the General Shareholders’ Meeting held on May 14, 2012 and executed in June 2012 (see Note 12).

The accompanying consolidated financial statements for the year ended December 31, 2012 were approved by the Company’s Board of Directors at its meeting on February 27, 2013 for submission for approval at the General Shareholders’ Meeting, which is expected to occur without modification.

Note 3 contains a detailed description of the most significant accounting policies used to prepare these consolidated financial statements.

For comparative purposes, the accompanying financial statements for 2012 include in the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows, and the notes thereto for the year then ended, the figures for 2011 and, on a voluntary basis, those of 2010.

Comparative information and main changes in the consolidation scope

The main events and changes in the consolidation scope affecting comparability of the consolidated information for 2012 and 2011 (see Appendix I for a more detailed explanation of the changes in consolidation scope in both those years and the main transactions in 2010) are as follows:

2012

a) Agreement to restructure the wireline and wireless businesses in Colombia

In April 2012, Telefónica Móviles Colombia, S.A. (a wholly-owned subsidiary of the Telefónica Group), the Colombian National Government (the “Colombian government”) and Colombia Telecomunicaciones, S.A. ESP (a company 52% owned by Telefónica Group and 48% owened by the Colombian government) signed an agreement to restructure their wireline and wireless businesses in Colombia. The agreement included the following commitments:

•	The merger of Colombia Telecomunicaciones, S.A., ESP and Telefónica Móviles Colombia, S.A.

•

The assumption by the government of the 48% of the payment obligations not yet due of Colombia Telecomunicaciones, S.A. ESP to PARAPAT (the consortium which owns the telecommunications assets and manages the pension funds for the entities that comprise the National Telecommunications Operator).

•	The extension by six years, to 2028, of the remaining payment obligations not yet due from Colombia Telecomunicaciones, S.A. ESP to the PARAPAT.

Upon completion of the merger between Colombia Telecomunicaciones, S.A. ESP and Telefónica Móviles Colombia, S.A. on June 29, 2012, Telefónica Group obtained 70% shareholding in the resulting company and the Colombian government obtained the remaining 30% shareholding, in accordance with the valuations of the merging companies used to determine said shareholdings. In addition, in 2015 the government may increase its stake in the merged company by between 1% and 3%, based on such company´s operating performance in the period from 2011 to 2014.

Telefónica, S.A.    10

2012 Consolidated Financial Statements

As a result of entering in to these agreements, the Telefónica Group’s debt was reduced by 1,499 million euros, taking into account transaction costs.

The impacts of this operation were recognized as a 1,611 million euros increase in “Equity attributable to equity holders of the parent”, and a 116 million euros decrease in “Non-controlling interests.”

The commitments assumed in the operation are described in Note 21.

b) Public offering of shares in Telefónica Deutschland Holding, A.G.

On October 29, 2012, the public offering of shares in the subsidiary Telefónica Deutschland Holding A.G. was completed. The placement price was set at 5.60 euros per share. A total of 258,750,000 shares were placed, corresponding to 23.17% of total capital of Telefónica Deutschland Holding, A.G.

The transaction totalled 1,449 million euros, and resulted in a 628 million euros decrease in “Retained earnings” In addition, “Non-controlling interests” rose 2,043 million euros as a result of the transaction, taking into account transaction costs.

Telefónica Deutschland Holding, A.G. shares began trading on the Frankfurt stock market (Prime Standard of the Frankfurt Stock Exchange) on October 30, 2012.

c) Sale of the investment in the CRM Atento business

On December 12, 2012, the Telefónica Group completed the sale of its Atento Customer Relationship Management (CRM) business to a group of companies controlled by Bain Capital.

The transaction was valued at 1,051 million euros, including a 110 million euros vendor loan and certain deferred payments also amounting to 110 million euros.

The transaction had the positive effect of reducing the Telefónica Group’s debt level by 812 million euros at the close of the transaction with further reductions in subsequent years, as the deferred payments are received.

Gains obtained on the divestment amounted to 61 million euros and were recognized under “Other income” in the 2012 consolidated income statement.

The Atento group companies sold through this transaction were derecognized from the consolidated group as of the date indicated.

d) Reduction in the investment in China Unicom

On June 10, 2012, Telefónica, S.A., through its subsidiary Telefónica Internacional, S.A.U., and China United Network Communications Group Company Limited, through a wholly-owned subsidiary, signed an agreement whereby the latter undertook to acquire from Telefónica 1,073,777,121 shares in China Unicom (Hong Kong) Limited (China Unicom), equivalent to 4.56% of that company´s capital. The share price was initially set at 10.21 Hong Kong dollars per share, and later modified on June 21, 2012 to 10.02 Hong Kong dollars per share.

After the requisite regulatory authorizations were secured on July 30, 2012, the sales transaction was completed, with Telefónica receiving 10,748 million Hong Kong dollars (approximately 1,142 million euros) on the sale. The transaction resulted in a loss of 97 million euros, recognized under “Other expenses” in the consolidated income statement for 2012.

Under this agreement, the Telefónica Group retains 5.01% of China Unicom, which gives it a seat on the company’s Board of Directors, and undertakes not to dispose of this stake for a period of least 12 months from the sale of the 4.56% aforementioned.

e) Reduction of the value of the shareholding in Telecom Italia, S.p.A.

In 2012, Telco, S.p.A. adjusted in the value of its investment in Telecom Italia, S.p.A, to 1.20 euros per share. The negative impact of this valuation adjustment, after taking into account the recovery of all operating synergies considered at the time of the investment and the contribution of results for the year, totalled 1,277 million euros, and resulted in an 894 million euros decrease in profits for the year attributable to equity holders of the parent, net of the corresponding tax effect.

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2012 Consolidated Financial Statements

2011

a) Corporate structure in Brazil

On March 25, 2011 the Boards of Directors of each of the subsidiaries controlled by Telefónica, Vivo Participações and Telesp, approved the terms and conditions of a restructuring process whereby all shares of Vivo Participações that were not owned by Telesp were exchanged for Telesp shares, at a rate of 1.55 new Telesp shares for each Vivo Participações share. These shares then became the property of Telesp, whereby Vivo Participações then became a wholly owned subsidiary of Telesp. The restructuring process was approved by the shareholders of Vivo Participações at the Extraordinary General Shareholders’ Meeting held on April 27, 2011 and by the shareholders of Telesp at the Extraordinary General Shareholders´ Meeting held on the same date following authorization by the Brazilian telecommunications regulator, ANATEL.

Once the shares were exchanged, the Telefónica Group became the owner of 73.9% of Telesp which, in turn, held 100% ownership of the shares of Vivo, S.A. The impact on equity attributable to equity holders of the parent arising from this transaction was an increase of 661 million euros (an increase of 984 million euros in “Retained earnings” offset by the impact of translation differences), with a balancing entry in equity attributable to non-controlling interests.

On June 14, 2011, the Boards of Directors of Vivo Participações and Telesp approved a restructuring plan whose objective was to simplify the corporate structure of both companies and foster their integration, eliminating Vivo Participações from the corporate chain through the incorporation of its total equity into Telesp, and concentrating all mobile telephony activities in Vivo, S.A. (now a direct subsidiary of Telesp).

The transaction was also subject to authorization from the Brazilian telecommunications regulator and was approved at the General Shareholders’ Meetings of both companies on October 3, 2011. The company arising from the merger changed its name to Telefónica Brasil, S.A.

As a result of the merger between the Brazilian companies Telesp and Vivo Participações in October 2011, the tax amounts of certain identifiable assets in the purchase price allocation were changed, including the amount of licenses, when then became tax deductible under Brazilian tax regulations. The change in the tax value of the licenses led to the reversal of the deferred tax liability recognized in the prior purchase price allocation. The impact on “Corporate income tax” in the 2011 consolidated income statement amounted to 1,288 million euros (952 million euros in profit attributable to equity holders of the parent) (Note 17).

b) Redundancy plan in Spain

On July 7, 2011, Telefónica de España, S.A.U. agreed with workers’ representatives a collective redundancy procedure for the period from 2011 to 2013 for up to a maximum of 6,500 employees, through voluntary, universal and non-discriminatory programs. The redundancy plan was approved by the employment authorities on July 14, 2011.

The Group recognized the estimated impact of its 2011 workforce restructuring plan for Spain under “Personnel expenses” of the accompanying consolidated income statement, in an amount of 2,671 million euros (Note 15).

Key performance indicators

The Group uses a series of indicators in its decision-making which it considers provide a better indication of its performance. These indicators, different from accounting measures, are as follows:

Operating income before depreciation and amortization (OIBDA)

Operating income before depreciation and amortization (OIBDA) is calculated by excluding depreciation and amortization from operating income to eliminate the impact of investments in fixed assets that cannot be directly controlled by management in the short term. OIBDA is considered to be more important for investors as it provides a gauge of segment operating performance and profitability using the same measures utilized by management. This metric also allows for comparisons with other companies in the telecommunications sector without consideration of their asset structure.

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2012 Consolidated Financial Statements

OIBDA is used to track the performance of the business and to establish operating and strategic targets. OIBDA is a commonly reported measure and is widely used among analysts, investors and other interested parties in the telecommunications industry, although not a measure explicitly defined in IFRS, and therefore, may not be comparable to similar indicators used by other companies. OIBDA should not be considered as an alternative to operating income as a measurement of operating results or as an alternative to cash flows from operating activities as a measurement of liquidity.

The following table presents the reconciliation of OIBDA to operating income for the Telefónica Group for the years ended December 31, 2012, 2011 and 2010:

Millions of euros	2012	2011	2010
OIBDA	21,231	20,210	25,777

Depreciation and amortization	(10,433)	(10,146)	(9,303)

Operating income	10,798	10,064	16,474

The following table presents the reconciliation of OIBDA to operating income for each business segment for the years ended December 31, 2012, 2011 and 2010:

2012
Millions of euros	Telefónica Latin America	Telefónica Europe	Other and eliminations	Total Group
OIBDA	11,103	10,244	(116)	21,231

Depreciation and amortization	(5,088)	(5,011)	(334)	(10,433)

Operating income	6,015	5,233	(450)	10,798

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2012 Consolidated Financial Statements

2011 (*)
Millions of euros	Telefónica Latin America	Telefónica Europe	Other and eliminations	Total Group
OIBDA	10,890	9,278	42	20,210

Depreciation and amortization	(4,770)	(5,081)	(295)	(10,146)

Operating income	6,120	4,197	(253)	10,064

2010 (*)
Millions of euros	Telefónica Latin America	Telefónica Europe	Other and eliminations	Total Group
OIBDA	13,630	12,541	(394)	25,777

Depreciation and amortization	(3,944)	(5,086)	(273)	(9,303)

Operating income	9,686	7,455	(667)	16,474

(*)	From January 1, 2012, and due to the implementation of the new organizational structure announced in September 2011, companies related to the digital world and global resources that were previously included in the consolidation perimeters of Telefónica Latin America (Terra, Medianetworks Peru, Wayra and the joint venture Wanda), Telefónica Spain and Telefónica Europe (TIWS, TNA, Jajah, Tuenti and Terra Spain) have been excluded from their consolidation perimeters and are included within “Other companies and eliminations”. Additionally, from the beginning of the year, the perimeter of consolidation of Telefónica Europe includes Telefónica Spain. As a result, the results of Telefónica Europe, Telefónica Latin America and “Other companies and eliminations” have been revised for the fiscal years 2011 and 2010 to reflect the above mentioned new organization.

Debt indicators

The following table presents the reconciliation between the Telefónica Group’s gross financial debt, net financial debt and net debt at December 31, 2012, 2011 and 2010:

Millions of euros	12/31/2012	12/31/2011	12/31/2010
Non current interest-bearing debt	56,608	55,659	51,356
Current interest-bearing debt	10,245	10,652	9,744

Gross financial debt	66,853	66,311	61,100

Other non-current payables	1,639	1,583	1,718
Other current payables	145	—	1,977
Non-current financial assets	(5,605)	(4,830)	(3,408)
Current financial assets	(1,926)	(2,625)	(1,574)
Cash and cash equivalents	(9,847)	(4,135)	(4,220)

Net financial debt	51,259	56,304	55,593

Commitments related to financial guarantees	—	—	—
Net commitments related to workforce reduction	2,036	1,810	1,710

Net debt	53,295	58,114	57,303

The Company calculated net interest-bearing debt from gross consolidated interest-bearing debt by including other payables/receivables (e.g. bills payable/receivable), for 1,784 million euros, and subtracting 9,847 million euros of cash and cash equivalents and 7,531 million euros of current financial investments and certain investments in financial assets with a maturity of over one year included in the consolidated statement of financial position under “Non-current financial assets.” After adjustment for these items, net interest-bearing debt at December 31, 2012 amounted to 51,259 million euros, a decrease of 9.0% from 2011 (56,304 million euros).

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2012 Consolidated Financial Statements

Note 3. Accounting policies

The principal accounting policies used in preparing the accompanying consolidated financial statements are as follows:

a) Translation methodology

The financial statements of the Group’s foreign subsidiaries were translated into euros at the year-end exchange rates, except for:

•	Capital and reserves, which were translated at historical exchange rates.

•	Income statements, which were translated at the average exchange rates for the year.

•	Statements of cash flows, which were translated at the average exchange rate for the year.

Any goodwill arising on the acquision of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on business combinations are treated as assets and liabilities of the foreign operation and therefore translated at the closing exchange rate.

The exchange rate differences arising from the application of this method are included in “Translation differences” under “Equity attributable to equity holders of the parent” in the accompanying consolidated statements of financial position, net of the portion of said differences attributable to non-controlling interests, which is shown under “Non-controlling interests”. On disposal or partial disposal of a foreign operation, the proportionate share of the cumulative translation difference since January 1, 2004 (the IFRS transition date) relating to that particular foreign operation is recognized in profit or loss together with any gain or loss from disposal. On disposals that result in the loss of control of a subsidiary, the loss of significant influence over an associate or the loss of joint control over a jointly controlled entity, the full cumulative translation difference relating to that particular foreign operation is recognized in profit or loss.

The financial statements of Group companies whose functional currency is the currency of a hyperinflationary economy are adjusted for inflation in accordance with the procedure described in the following paragraph, prior to their translation into euros. Once restated, all items of the financial statements are converted into euros using the closing exchange rate. Amounts shown for prior years for comparative purposes are not modified.

To determine the existence of hyperinflation, the Group assesses the qualitative characteristics of the economic environment of the country, such as the trends in inflation rates over the previous three years. The financial statements of companies whose functional currency is the currency of a hyperinflationary economy are adjusted to reflect the changes in purchasing power of the local currency, such that all items in the statement of financial position not expressed in current terms (non-monetary items) are restated by applying a general price index at the financial statement closing date, and all income and expense, profit and loss are restated monthly by applying appropriate adjustment factors. The difference between initial and adjusted amounts is included in profit or loss and separately disclosed.

Accordingly, Venezuela was classified as a hyperinflationary economy in 2012 and 2011. The inflation rates used to prepare the restated financial information are those published by the Central Bank of Venezuela. On an annual basis, these rates are 20.07% and 27.59% for 2012 and 2011, respectively.

b) Foreign currency transactions

Monetary transactions denominated in foreign currencies are translated into euros at the exchange rates prevailing on the transaction date, and are adjusted at year end to the exchange rates then prevailing.

All realized and unrealized exchange gains or losses are included in the income statement for the year, with the exception of gains or losses arising from monetary items (specific financing of investments in foreign operations) that qualify as hedging instruments in a cash flow hedge (see Note 3 i), and exchange gains or losses on intra-group monetary items that form part of the parent company’s net investment in a foreign operation, which are included under “Other comprehensive income”.

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2012 Consolidated Financial Statements

c) Goodwill

For business combinations occurring from January 1, 2010, the effective date of Revised IFRS 3, Business combinations, goodwill represents the excess of acquisition cost over the fair values of identifiable assets acquired and liabilities assumed at the acquisition date. Cost of acquisition is the sum of the fair value of consideration transferred and the amount of any non-controlling interests. For each business combination, the company measures any non-controlling interests either at fair value or at their proportionate share of the net identifiable assets acquired. After initial recognition, goodwill is carried at cost, less any accumulated impairment losses. Whenever an equity interest is held in the acquiree prior to the business combination (business combinations achieved in stages), the carrying value of such previously held equity interest is remeasured at its acquisition-date fair value and the resulting gain or loss, if any, is recognized in profit or loss.

For business combinations that occurred after January 1, 2004, the IFRS transition date, and prior to January 1, 2010, the effective date of Revised IFRS 3, Business combinations, goodwill represents the excess of the acquisition cost over the acquirer’s interest, at the acquisition date, in the fair values of identifiable assets, liabilities and contingent liabilities acquired from a subsidiary or joint venture. After initial recognition, goodwill is carried at cost, less any accumulated impairment losses.

In the transition to IFRS, Telefónica used the exemption allowing not to restate business combinations that occurred before January 1, 2004. As a result, the accompanying consolidated statements of financial position include goodwill net of amortization deducted until December 31, 2003, arising from the difference between the consideration paid to acquire shares of consolidated subsidiaries, and their carrying amount plus any fair value adjustments to the carrying amounts of assets and liabilities acquired.

In all cases, goodwill is recognized as an asset denominated in the currency of the company acquired.

Goodwill is tested for impairment annually or more frequently if there are certain events or changes indicating the possibility that the carrying amount may not be fully recoverable.

The potential impairment loss is determined by assessing the recoverable amount of the cash generating unit (or group of cash generating units) to which the goodwill is allocated from the acquisition date. If this recoverable amount is less than the carrying amount, an irreversible impairment loss is recognized in income (see Note 3 f).

d) Intangible assets

Intangible assets are carried at acquisition or production cost, less any accumulated amortization or any accumulated impairment losses.

The useful lives of intangible assets are assessed as either finite or indefinite. Intangible assets with finite lives are amortized systematically over the useful economic life and assessed for impairment whenever events or changes indicate that their carrying amount may not be recoverable. Intangible assets with indefinite useful lives are not amortized, but are tested for impairment annually, or more frequently in the event of indications that their carrying amount may not be recoverable (see Note 3 f).

Management reassesses the indefinite useful life classification of these assets on an annual basis.

Amortization methods and schedules are revised annually at year end and, where appropriate, adjusted prospectively.

Research and development costs

Research costs are expensed as incurred. Expenditure incurred in developing new products to be available for sale or use within the Group’s own network, and whose future economic viability is reasonably certain, are recognised as an intangible asset and amortized on a straight-line basis over the period during which the related project is expected to generate economic benefits, starting upon its completion.

Recoverability is deemed to be reasonably assured when the Group can demonstrate the technical feasibility of completing the intangible asset, its intention to complete the project and its ability to use or sell the asset, and how the asset will generate future economic benefits.

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2012 Consolidated Financial Statements

During the period of development, the asset is tested for impairment annually, or more frequently if there are indications that the carrying amount may not be fully recoverable. Development expenditures incurred in connection with projects that are not economically viable are written off when this circumstance becomes known.

Service concession arrangements and licenses

Such arrangements relate to the acquisition cost of licenses granted to the Telefónica Group by various public authorities to provide telecommunications services and to the value allocated to licenses held by certain companies at the time they were included in the Telefónica Group.

These assets are amortized on a straight-line basis over the duration of related licenses from the moment commercial operation begins.

Customer base

This item primarily represents the allocation of acquisition costs attributable to customers acquired in business combinations, as well as the acquisition value of this type of assets in a third-party transaction for good and valuable consideration. Amortization is on a straight-line basis over the estimated period of the customer relationship.

Software

Software is carried at cost and amortized on a straight-line basis over its useful life, generally estimated to be between three and five years.

e) Property, plant and equipment

Property, plant and equipment is carried at cost less any accumulated depreciation and any accumulated impairment in value. Land is not depreciated.

Cost includes external costs and internal costs comprising warehouse materials used, direct labour used in installation work and the allocable portion of the indirect costs required for the related asset. The latter two items are recorded as revenues under “Other income—Own work capitalized”. Cost includes, where appropriate, the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located, the obligation for which the entity incurs either when the item is acquired or as a consequence of having used it.

Interest and other financial expenses incurred and directly attributable to the acquisition or construction of qualifying assets are capitalized. Qualifying assets at the Telefónica Group are those assets that require a period of at least 18 months to bring the assets to the condition necessary for their intended use or sale.

The costs of expansion, modernization or improvement leading to increased productivity, capacity or efficiency or to a lengthening of the useful lives of assets are capitalized when recognition requirements are met.

Upkeep and maintenance expenses are expensed as incurred.

The Telefónica Group assesses the need to write down, if appropriate, the carrying amount of each item of property, plant and equipment to its recoverable amount, whenever there are indications that the asset’s carrying amount exceeds the higher of its fair value less costs to sell or its value in use. The impairment charge is reversed if the factors giving rise to the impairment disappear (see Note 3 f).

The Group’s subsidiaries depreciate their property, plant and equipment, net of their residual values, once they are in full working condition using the straight-line method based on the assets’ estimated useful lives, calculated in accordance with technical studies which are revised periodically based on technological advances and the rate of dismantling, as follows:

Years of estimated useful life
Buildings	25 – 40
Plant and machinery	10 – 15
Telephone installations, networks and subscriber equipment	5 – 20
Furniture, tools and other items	2 – 10

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2012 Consolidated Financial Statements

Assets’ estimated residual values and methods and depreciation periods are reviewed, and adjusted if appropriate, prospectively at each financial year end.

f) Impairment of non-current assets

Non-current assets, including property, plant and equipment, goodwill and intangible assets are assessed at each reporting date for indications of impairment losses. Wherever such indications exist, or in the case of assets which are subject to an annual impairment test, recoverable amount is estimated. An asset’s recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows deriving from the use of the asset or its cash generating unit, as applicable, are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. When the carrying amount of an asset exceeds its recoverable amount, the asset is considered to be impaired. In this case, the carrying amount is written down to recoverable amount and the resulting loss is recognized in the income statement. Future depreciation or amortization charges are adjusted for the asset’s new carrying amount over its remaining useful life. Each asset is individually assessed, unless the asset does not generate cash inflows that are largely independent of those from other assets (or cash generating units).

The Group bases the calculation of impairment on the business plans of the various cash generating units to which the assets are allocated. These business plans generally cover a period of three to five years. For longer periods, projections based on these plans are used considering an expected constant or decreasing growth rate.

When there are new events or changes in circumstances that indicate that a previously recognized impairment loss no longer exists or has decreased, a new estimate of the asset’s recoverable amount is made. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. If that is the case, the carrying amount of the asset is increased to its recoverable amount. The reversal is limited to the net carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in profit or loss and the depreciation charge is adjusted in future periods to allocate the asset’s revised carrying amount. Impairment losses relating to goodwill shall not be reversed in future periods.

g) Lease agreements

The determination of whether an arrangement is, or contains a lease is based on the substance of the agreement and requires an assessment of whether the fulfilment of the arrangement is dependent on the use of a specific asset and the agreement conveys a right to the use of the asset.

Leases where the lessor does not transfer substantially all the risks and benefits of ownership of the asset are classified as operating leases. Operating lease payments are recognized as an expense in the income statement on a straight-line basis over the lease term.

Leases are classified as finance leases when the terms of the lease transfer substantially all the risks and rewards incidental to ownership of the leased item to the Group. These are classified at the inception of the lease, in accordance with its nature and the associated liability, at the lower of the present value of the minimum lease payments or the fair value of the leased property. Lease payments are apportioned between finance costs and reduction of the principal of lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance costs are reflected in the income statement over the lease term.

In sale and leaseback transactions resulting in a finance lease, the asset sold is not derecognized and the portion of the consideration received representing the present value of future lease payments is considered a financing item for the lease term and the remaining portion, if any, is deferred and recognized in income over the lease term. However, when the sale and leaseback transaction results in an operating lease, and it is clear that both the sale transaction and subsequent lease are established at fair value, the asset is derecognized and any gain or loss in the transaction is recognized.

h) Investment in associates

The Telefónica Group’s investments in companies in which it has significant influence but does not control, or jointly control with third parties, are accounted for using the equity method. The Group evaluates whether it has significant influence not only on the basis of its ownership percentage but also on the existence of qualitative factors such representation on the board of directors of the investee, its participation in decision-making processes, interchange of managerial personnel and access to technical information. The carrying amount of investments in associates includes related goodwill and the consolidated income statement reflects the share of profit or loss from operations of the associate. If the associate recognizes any gains or losses directly in equity, the Group also recognizes the corresponding portion of these gains or losses directly in its own equity.

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2012 Consolidated Financial Statements

The Group assesses the existence of indicators of impairment of the investment in each associate at each reporting date in order to recognize any required valuation adjustments. To do so, the recoverable value of the investment as a whole is determined as described in Note 3.f.

i) Financial assets and liabilities

Financial investments

All regular way purchases and sales of financial assets are recognized in the statement of financial position on the trade date, i.e. the date that the Company commits to purchase or sell the asset. The Telefónica Group classifies its financial assets into four categories for initial recognition purposes: financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments and available-for-sale financial assets. When appropriate, the Company re-evaluates the designation at each financial year end.

Financial assets held for trading, i.e., investments made with the aim of realizing short-term returns as a result of price changes, are included in the category financial assets at fair value through profit or loss and presented as current or non-current assets, depending on their maturity. Derivatives are classified as held for trading unless they are designated as effective hedging instruments .The Group also classifies certain financial instruments under this category when doing so eliminates or significantly reduces measurement or recognition inconsistencies that would otherwise arise from the application of other criteria for measuring assets and liabilities or for recognizing gains and losses on different bases. Also in this category are financial assets for which an investment and disposal strategy has been designed based on their fair value .Financial instruments included in this category are recorded at fair value and are remeasured at subsequent reporting dates at fair value, with any realized or unrealized gains or losses recognized in the income statement.

Financial assets with fixed maturities that the Group has the positive intention and ability – legal and financial – to hold to maturity are classified as held-to-maturity and presented as current assets or non-current assets depending on the time left until settlement. Financial assets under this category are measured at amortized cost using the effective interest rate method. Gains and losses are recognized in the income statement when the investments are settlement or impaired, as well as through the amortization process.

Financial assets which the Group intends to hold for an indefinite period of time and could be sold at any time in response to needs for liquidity requirements or in response to changes in market conditions are classified as available-for-sale. These investments are presented as non-current assets, unless it is probable and feasible that they will be sold within 12 months. Financial assets in this category are measured at fair value. Gains or losses arising from changes in fair value at each financial year end are recognized in equity until the investment is derecognized or impaired, at which time the cumulative gain or loss previously reported in equity is recognized in profit or loss. Interest income is recorded using the effective interest rate and included in the income statement. Dividends from available-for-sale equity investments are recognized in the income statement when the Group has the right to receive the dividend.

Fair value is determined in accordance with the following criteria:

1.	Listed securities on active markets:

Fair value is considered to be quoted market price or other valuation references available at the closing date.

2.	Unlisted securities:

Fair value is determined using valuation techniques such as discounted cash flow analysis, option valuation models, or by reference to arm’s length market transactions. Exceptionally, for equity instruments whose fair value cannot be reliably determined, the investments are carried at cost.

Loans and receivables include financial assets with fixed or determinable payments that are not quoted in an active market and do not fall into any of the previously mentioned categories. These assets are carried at amortized cost using the effective interest rate method. Gains and losses are recognized in the income statement when the loans and receivables are derecognized or impaired, as well as through the amortization process. Trade receivables are recognized at the original invoice amount. A valuation adjustment is recorded when there is objective evidence of customer collection risk. The amount of the valuation adjustment is calculated as the difference between the carrying amount of the bad debt and their recoverable amount. As a general rule, current trade receivables are not discounted.

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2012 Consolidated Financial Statements

The Group assesses at each reporting date whether a financial asset is impaired. If there is objective evidence that an impairment loss on a financial asset carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate.

For available-for-sale financial assets, the Company assesses individually for each security whether there is any objective evidence of impairment as a result of one or more events indicating that the carrying amount of the security will not be recovered. If there is objective evidence that an available-for-sale financial instrument is impaired, the cumulative loss recognized in equity, measured as the difference between the acquisition cost (net of any principal payments and amortization made) and the fair value at that date, less any impairment loss on that investment previously recognized in the income statement, is removed from equity and recognized in the consolidated income statement.

Financial assets are only fully or partially derecognized when:

1.	The rights to receive cash flows from the asset have expired.

2.	An obligation to pay the cash flows received from the asset to a third party has been assumed.

3.	The rights to receive cash flows from the asset have been transferred to a third party and all the risks and rewards of the asset have been substantially transferred.

Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and at banks, demand deposits and other highly liquid investments with an original maturity of three months or less which are subject to an insignificant risk of changes in value. These items are carried at historical cost, which does not differ significantly from realizable value.

For the purpose of the consolidated statement of cash flows, cash and cash equivalents are shown net of any outstanding bank overdrafts.

Preferred stock

Preferred shares are classified as a liability or equity instrument depending on the issuance terms. A preferred share issue is considered equity only when the issuer does not have an obligation to deliver cash or another financial asset, either as principle repayment or as dividend payment, whereas it is recorded as a financial liability on the statement of financial position whenever the Telefónica Group does not have the unconditional right to avoid cash payments.

Issues and interest-bearing debt

These debts are recognized initially at their fair value, which is normally the transaction price, less directly attributable transaction costs. After initial recognition, these financial liabilities are measured at amortized cost using the effective interest rate method. Any difference between the cash received (net of transaction costs) and the repayment value is recognized in the income statement over the life of the debt. Interest-bearing debt is considered non-current when its maturity is over 12 months or the Telefónica Group has full discretion to defer settlement for at least another 12 months from the reporting date.

Financial liabilities are derecognized when the obligation under the liability is discharged, cancelled or expires. Where an existing financial liability is replaced by another from the same lender under substantially different terms, such an exchange is treated as a derecognition of the original liability and the recognition of a new liability, and the difference between the respective carrying amounts is recognized in the income statement.

Derivative financial instruments and hedge accounting

Derivative financial instruments are initially recognized at fair value, normally equivalent to cost. Their carrying amounts are subsequently remeasured at fair value. Derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative. They are classified as current or non-current depending on whether they fall due within less than or after one year, respectively. Derivatives that meet all the criteria for consideration as long-term hedging instruments are recorded as non-current assets or liabilities, depending on their positive or negative values.

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2012 Consolidated Financial Statements

The accounting treatment of any gain or loss resulting from changes in the fair value of a derivative depends on whether the derivative in question meets all the criteria for hedge accounting and, if appropriate, on the nature of the hedge.

The Group designates certain derivatives as:

1.	Fair value hedges, when hedging the exposure to changes in the fair value of a recognized asset or liability or a firm transaction;

2.	Cash flow hedges, when hedging exposure to variability in cash flows that is either attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction; or

3.	Hedges of a net investment in a foreign operation.

A hedge of the foreign currency risk of a firm commitment may be accounted for as a fair value or a cash flow hedge.

Changes in fair value of derivatives that qualify as fair value hedging instruments are recognized in the income statement, together with changes in the fair value of the hedged asset or liability attributable to the risk being hedged.

Changes in the fair value of derivatives that qualify and have been assigned to hedge cash flows, which are highly effective, are recognized in equity. The ineffective portion is recognized immediately in the income statement. Fair value changes from hedges that relate to firm commitments or forecast transactions that result in the recognition of non-financial assets or liabilities are included in the initial carrying amount of those assets or liabilities. Otherwise, changes in fair value previously recognized in equity are recognized in the income statement in the period in which the hedged transaction affects profit or loss.

An instrument designed to hedge foreign currency exposure from a net investment in a foreign operation is accounted for in a similar manner to cash flow hedges.

The application of the Company’s corporate risk-management policies could result in financial risk-hedging transactions that make economic sense, yet do not comply with the criteria and effectiveness tests required by accounting policies to be treated as hedges. Alternatively, the Group may opt not to apply hedge accounting criteria in certain instances. In these cases, gains or losses resulting from changes in the fair value of derivatives are taken directly to the income statement. Transactions used to reduce the exchange rate risk relating to the income contributed by foreign subsidiaries are not treated as hedging transactions.

From inception, the Group formally documents the hedging relationship between the derivative and the hedged item, as well as the associated risk management objectives and strategies. The documentation includes identification of the hedge instrument, the hedged item or transaction and the nature of the risk being hedged .In addition, it states how it will assess the hedging instrument’s effectiveness in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk. Hedge effectiveness is assessed, prospectively and retrospectively, both at the inception of the hedge relationship and on a systematic basis throughout the life of the hedge.

Hedge accounting is discontinued whenever the hedging instrument expires or is sold, terminated or settled, the hedge no longer meets the criteria for hedge accounting or the Company revokes the designation .In these instances, gains or losses accumulated in equity are not taken to the income statement until the forecast transaction or firm commitment affects profit or loss. However, if the hedged transaction is no longer expected to occur, the cumulative gains or losses recognized directly in equity are recognized immediately in the income statement.

The fair value of the unquoted derivative portfolio includes estimates based on calculations using observable market data, as well as specific pricing and risk-management tools commonly used by financial entities. For quoted derivatives, the market price is used.

j) Inventories

Materials stored for use in investment projects and inventories for consumption and replacement are valued at the lower of weighted average cost and net realizable value.

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2012 Consolidated Financial Statements

When the cash flows associated with the purchase of inventory are effectively hedged, the corresponding gains and losses accumulated in equity become part of the cost of the inventories acquired.

Obsolete, defective or slow-moving inventories have been written down to estimated net realizable value. The recoverable amount of inventory is calculated based on inventory age and turnover.

k) Own equity instruments

Treasury shares are stated at cost and deducted from equity. Any gain or loss obtained on the purchase, sale, issue or cancellation of treasury shares is recognized directly in equity.

Call options on treasury shares to be settled through the physical delivery of a fixed number of shares at a fixed price are considered own equity instruments. They are measured at the amount of premium paid and are presented as a reduction in equity. If the call options are exercised upon maturity, the amount previously recognized is reclassified as treasury shares together with the price paid. If the options are not exercised upon maturity, the amount is recognized directly in equity.

l) Provisions

Pensions and other employee obligations

Provisions required to cover the accrued liability for defined-benefit pension plans are determined using “the projected unit credit” actuarial valuation method. The calculation is based on demographic and financial assumptions for each country considering the macroeconomic environment. The discount rates are determined based on high quality market yield curves. Plan assets are measured at fair value. Actuarial gains and losses on post-employment defined-benefit plans are recognized immediately in equity.

For defined-contribution pension plans, the obligations are limited to the payment of the contributions, which are recognized in the income statement as accrued.

Provisions for post-employment benefits (e.g. early retirement or other) are calculated individually based on the terms agreed with the employees. In some cases, these may require actuarial valuations based on both demographic and financial assumptions. Actuarial gains and losses on termination plans are recognized immediately in net income.

Other provisions

Provisions are recognized when the Group has a present obligation (legal or constructive), as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. When the Group expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset, but only when it is virtually certain. The expense relating to any provision is presented in the income statement net of any reimbursement. If the effect of the time value of money is material, provisions are discounted, and the corresponding increase in the provision due to the passage of time is recognized as a finance cost.

m) Share-based payments

The Group has compensation systems linked to the market value of its shares, providing employees share options. Certain compensation plans are cash-settled, while others are equity-settled.

For cash-settled share-based transactions, the total cost of the rights granted is recognized as an expense in the income statement over the vesting period with recognition of a corresponding liability. The total cost of the options is measured initially at fair value at the grant date using statistical techniques, taking into account the terms and conditions established in each share option plan. At each subsequent reporting date, the Group reviews its estimate of fair value and the number of options expected to be settled, remeasuring the liability, with changes in fair value recognized in the income statement.

For equity-settled share option plans, fair value at the grant date is measured by applying statistical techniques or using benchmark securities. The cost is recognized, together with a corresponding increase in equity, over the vesting period. At each subsequent reporting date, the Company reviews its estimate of the number of options it expects to vest, with a corresponding adjustment to equity.

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2012 Consolidated Financial Statements

n) Corporate income tax

This heading in the accompanying consolidated income statement includes all the expenses and credits arising from the corporate income tax levied on the Spanish Group companies and similar taxes applicable to the Group’s foreign operations.

The income tax expense of each year includes both current and deferred taxes, where applicable.

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the reporting date.

Deferred taxes are calculated based on a statement of financial position analysis of the temporary differences generated as a result of the difference between the tax bases of assets and liabilities and their respective carrying amounts.

The main temporary differences arise due to differences between the tax bases and carrying amounts of property, plant and equipment, intangible assets, and non-deductible provisions, as well as differences between the fair value and the tax base of net assets acquired from a subsidiary, associate or joint venture.

Furthermore, deferred taxes arise from unused tax credits and tax loss carryforwards.

The Group determines deferred tax assets and liabilities by applying the tax rates that will be effective when the corresponding asset is received or the liability is settled, based on tax rates and tax laws that are enacted (or substantively enacted) at the reporting date.

Deferred income tax assets and liabilities are not discounted to present value and are classified as non-current, irrespective of the date of their reversal.

The carrying amount of deferred income tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred tax liabilities on investments in subsidiaries, branches, associates and joint ventures are not recognized if the parent company is in a position to control the timing of the reversal and if the reversal is unlikely to take place in the foreseeable future.

Deferred income tax relating to items directly recognized in equity is recognized in equity. Deferred tax assets and liabilities arising from the initial recognition of the purchase price allocation of business combinations impact the amount of goodwill. However, subsequent changes in tax assets acquired in a business combination are recognized as an adjustment to profit or loss.

Deferred tax assets and liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

o) Revenue and expenses

Revenue and expenses are recognized on the income statement on an accrual basis; i.e. when the flow of goods or services takes place, regardless of when the payment or collection is being made.

The Telefónica Group principally obtains revenues from providing the following telecommunications services: traffic, connection fees, regular (normally monthly) network usage fees, interconnection, network and equipment leasing, handset sales and other services such as pay TV and value-added services (e.g. text or data messaging) and maintenance. Products and services may be sold separately or in promotional packages (bundled).

Revenues from calls carried on Telefónica’s networks (traffic) entail an initial call establishment fee plus a variable call rate, based on call length, distance and type of service .Both wireline and wireless traffic is recognized as revenue as service is provided. For prepaid calls, the amount of unused traffic generates a deferred revenue presented in “Trade and other payables” on the statement of financial position. Prepaid cards generally expire within 12 months and any deferred revenue from prepaid traffic is recognized directly in the income statement when the card expires as the Group has no obligation to provide service after expiry date.

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2012 Consolidated Financial Statements

Revenue from traffic sales and services at a fixed rate over a specified period of time (flat rate) are recognized on a straight-line basis over the term covered by the rate paid by the customer.

Connection fees arising when customers connect to the Group’s network are deferred and recognized in the income statement throughout the average estimated customer relationship period, which varies by type of service. All related costs, except those related to network enlargement expenses, administrative expenses and overhead, are recognized in the income statement as incurred.

Installation fees are taken to the income statement on a straight-line basis over the related period. Equipment leases and other services are taken to profit or loss as they are consumed.

Interconnection revenues from wireline-wireless and wireless-wireline calls and other customer services are recognized in the period in which the calls are made.

Revenues from handset and equipment sales are recognized once the sale is considered complete, i.e., generally when delivered to the end customer.

In the wireless telephony business there are loyalty programs whereby customers obtain points for the telephone traffic they generate. The amount assigned to points awarded is recognized as deferred income until the points are redeemed and recognized as sales or services according to the product or service chosen by the customer. Point redemption can be for discounts on the purchase of handsets, traffic or other types of services depending on the number of points earned and the type of contract involved. The accompanying consolidated statements of financial position include the related deferred revenue, based on an estimate of the value of the points accumulated at year-end, under “Trade and other payables.”

Bundled packages, which include multiple elements, are sold in the wireline, wireless and internet businesses. They are assessed to determine whether it is necessary to separate the separately identifiable elements and apply the corresponding revenue recognition policy to each element. Total package revenue is allocated among the identified elements based on their respective fair values (i.e. the fair value of each element relative to the total fair value of the package).

As connection or initial activation fees, or upfront non-refundable fees, are not separately identifiable elements in these types of packages, any revenues received from the customer for these items are allocated to the remaining elements. Additionally, when allocating revenue of the packages into the components, amounts contingent upon delivery of undelivered elements are not allocated to delivered elements.

All expenses related to bundled promotional packages are recognized in the income statement as incurred.

p) Use of estimates, assumptions and judgments

The key assumptions concerning the future and other relevant sources of uncertainty in estimates at the reporting date that could have a significant impact on the consolidated financial statements within the next financial year are discussed below.

A significant change in the facts and circumstances on which these estimates and related judgments are based could have a material impact on the Group’s results and financial position. In this sense, sensitivity analyses are performed for the most relevant situations (see notes 7 and 15).

Property, plant and equipment, intangible assets and goodwill

The accounting treatment of investments in property, plant and equipment and intangible assets entails the use of estimates to determine the useful life for depreciation and amortization purposes and to assess fair value at their acquisition dates for assets acquired in business combinations.

Determining useful life requires making estimates in connection with future technological developments and alternative uses for assets. There is a significant element of judgment involved in making technological development assumptions, since the timing and scope of future technological advances are difficult to predict.

When an item of property, plant and equipment or an intangible asset is considered to be impaired, an impairment loss is recognized in the income statement for the period. The decision to recognize an impairment loss involves estimates of the timing and amount of the impairment, as well as analysis of the reasons for the potential loss. Furthermore, additional factors, such as technological obsolescence, the suspension of certain services and other circumstantial changes are taken into account.

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2012 Consolidated Financial Statements

The Telefónica Group evaluates its cash-generating units’ performance regularly to identify potential goodwill impairments. Determining the recoverable amount of the cash-generating units to which goodwill is allocated also entails the use of assumptions and estimates and requires a significant element of judgment.

Deferred income taxes

The Group assesses the recoverability of deferred tax assets based on estimates of future earnings. The ability to recover these taxes depends ultimately on the Group’s ability to generate taxable earnings over the period for which the deferred tax assets remain deductible. This analysis is based on the estimated schedule for reversing deferred tax liabilities, as well as estimates of taxable earnings, which are sourced from internal projections and are continuously updated to reflect the latest trends.

The recognition of tax assets and liabilities depends on a series of factors, including estimates as to the timing and realization of deferred tax assets and the projected tax payment schedule. Actual Group company income tax receipts and payments could differ from the estimates made by the Group as a result of changes in tax legislation or unforeseen transactions that could affect tax balances.

Provisions

Provisions are recognized when the Group has a present obligation as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. This obligation may be legal or constructive, deriving from inter alia regulations, contracts, normal practices or public commitments that lead third parties to reasonably expect that the Group will assume certain responsibilities. The amount of the provision is determined based on the best estimate of the outflow of resources required to settle the obligation, bearing in mind all available information at the statement of financial position date, including the opinions of independent experts such as legal counsel or consultants.

Given the uncertainties inherent in the estimates used to determine the amount of provisions, actual outflows of resources may differ from the amounts recognized originally on the basis of the estimates.

Revenue recognition

Connection fees

Connection fees, generated when customers connect to the Group’s network, are deferred and recognized as revenue over the average estimated customer relationship period.

The estimate of the average estimated customer relationship period is based on the recent history of customer churn. Potential changes in estimates could lead to changes in both the amount and timing of the future recognition of revenues.

Bundled offers

Bundled offers that combine different elements are assessed to determine whether it is necessary to separate the different identifiable components and apply the corresponding revenue recognition policy to each element. Total package revenue is allocated among the identified elements based on their respective fair values.

Determining fair values for each identified element requires estimates that are complex due to the nature of the business.

A change in estimates of fair values could affect the apportionment of revenue among the elements and, as a result, the date of recognition of revenues.

q) Consolidation methods

The consolidation methods applied are as follows:

•	Full consolidation method for companies which the Company controls either by exercising effective control or by virtue of agreements with other shareholders.

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2012 Consolidated Financial Statements

•

Proportionate consolidation method for companies which are jointly controlled with third parties (joint ventures). Similar items are grouped together such that the corresponding proportion of these companies’ overall assets, liabilities, expenses and revenues and cash flows are integrated on a line by line basis into the consolidated financial statements.

•	Equity method for companies in which there is significant influence, but not control or joint control with third parties.

In certain circumstances, some of the Group’s investees may require a qualified majority to adopt certain resolutions. This, together with other relevant factors, is taken into account when selecting the consolidation method.

All material accounts and transactions between the consolidated companies were eliminated on consolidation. The returns generated on transactions involving capitalizable goods or services by subsidiaries with other Telefónica Group companies were eliminated on consolidation.

The financial statements of the consolidated companies have the same financial year-end as the parent company’s individual financial statements and are prepared using the same accounting policies. In the case of Group companies whose accounting and valuation methods differed from those of the Telefónica Group, adjustments were made on consolidation in order to present the consolidated financial statements on a uniform basis.

The consolidated income statement and consolidated statement of cash flows include the revenues and expenses and cash flows of companies that are no longer in the Group up to the date on which the related holding was sold or the company was liquidated, and those of the new companies included in the Group from the date on which the holding was acquired or the company was incorporated through year end.

Revenue and expenses from discontinued operations are presented in a separate line on the consolidated income statement. Discontinued operations are those with identifiable operations and cash flows (for both operating and management purposes) and that represent a major line of business or geographic unit which has been disposed of or is available for sale.

The share of non-controlling interests in the equity and results of the fully consolidated subsidiaries is presented under “Non-controlling interests” on the consolidated statement of financial position and income statement, respectively.

r) Acquisitions and disposals of non-controlling interests

Changes in investments in subsidiaries without loss of control:

Prior to January 1, 2010, the effective date of IAS 27 (Amended) Consolidated and separate financial statements, the Telefónica Group accounted for any increase in its ownership interest in a subsidiary via purchases of non-controlling interests by recognizing any difference between the acquisition price and the carrying amount of the non-controlling interest as goodwill. In transactions involving the sale of investments in subsidiaries in which the Group retained control, the Telefónica Group derecognized the carrying amount of the interest sold, including any related goodwill. The difference between this amount and the consideration received was recognized as a gain or loss in the consolidated income statement.

Effective January 1, 2010, any increase or decrease in the percentage of ownership interest in subsidiaries that does not result in a loss of control is accounted for as a transaction with owners in their capacity as owners, which means that as of the aforementioned date, these transactions do not give rise to goodwill or generate profit or loss; any difference between the carrying amount of the non-controlling interests and the fair value of the consideration received or paid, as applicable, is recognized in equity. On the partial disposal of a subsidiary that includes a foreign operation, the proportionate share of the cumulative translation differences recorded in equity is re-attributed to the non-controlling interests in that foreign operation.

Commitments to acquire non-controlling interests (put options):

Put options granted to non-controlling interests of subsidiaries are measured at the exercise price and classified as a financial liability, with a deduction from non-controlling interests on the consolidated statement of financial position at each reporting date. Prior to January 1, 2010, the effective date of IAS 27 (Amended) Consolidated and separate financial statements, where the exercise price exceeded the balance of non-controlling interests, the difference was recognized as an increase in the goodwill of the subsidiary. At each reporting date, the difference was adjusted based on the exercise price of the options and the carrying amount of non-controlling interests. As of January 1, 2010, the effect of this adjustment is recognized in equity in line with the treatment of transactions with owners described in the previous paragraph.

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2012 Consolidated Financial Statements

s) New IFRS and interpretations of the IFRS Interpretations Committee (IFRIC)

The accounting policies applied in the preparation of the financial statements for the year ended December 31, 2012 are consistent with those used in the preparation of the Group’s consolidated annual financial statements for the year ended December 31, 2011, except for the application of new standards, amendments to standards and interpretations published by the International Accounting Standards Board (IASB) and the IFRS Interpretations Committee (IFRIC), and adopted by the European Union, effective as of January 1, 2012, noted below:

•	Amendments to IFRS 7, Financial Instruments: Disclosures—Transfers of financial assets

This amendment enhances the disclosure required on the assignment and or transfer of financial assets to enable the Group’s exposure to risk in this type of operations to be assessed together with the effects of such risks on its financial position. The adoption of this amendment has led to include certain disclosures in the Group’s consolidated financial statements (see note 11).

•	Amendments to IAS 12, Deferred taxes: Recovery of underlying assets

Under IAS 12 the measurement of deferred taxes is based on the expected manner of recovery of the underlying assets. This amendment provides an exception to this general principle in respect of investment property measured using the fair value method. Under the amendment, the measurement of this type of asset is based on a rebuttable presumption that the fair value of the investment will be recovered through its sale. The Group values its investment properties at cost, and therefore the early application of this amendment has had no impact on its financial position or results.

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2012 Consolidated Financial Statements

New standards and IFRIC interpretations issued but not effective as of December 31, 2012

At the date of preparation of the accompanying consolidated financial statements, the following IFRS, amendments and IFRIC interpretations had been issued by the IASB, but their application was not mandatory:

Standards and amendments		Mandatory application: annual periods beginning on or after
IFRS 9	Financial instruments	January 1, 2015
IFRS 10	Consolidated financial statements	January 1, 2013
IFRS 11	Joint arrangements	January 1, 2013
IFRS 12	Disclosures of interests in other entities	January 1, 2013
IFRS 13	Fair value measurement	January 1, 2013
Revised IAS 19	Employee benefits	January 1, 2013
Revised IAS 27	Separate financial statements	January 1, 2013
Revised IAS 28	Investments in associates and joint ventures	January 1, 2013
Amendments to IFRS 7	Disclosures—Offsetting of financial assets and liabilities	January 1, 2013
	Disclosures—Transition to IFRS 9	January 1, 2015
Amendments to IAS 1	Presentation of items of other comprehensive income	July 1, 2012
Amendments to IAS 32	Offsetting of financial assets and liabilities	January 1, 2014
Amendments to IFRS 10, IFRS 11, IFRS 12 and IAS 27	Investment entities	January 1, 2014
Improvements to IFRSs 2009-2011 (May 2012)		January 1, 2013

Interpretations		Mandatory application: annual periods beginning on or after
IFRIC 20	Stripping costs in the production phase of a surface mine	January 1, 2013

The Group is currently assessing the impact of the application of these standards, amendments and interpretations. Based on the analyses made to date, the Group estimates that their adoption will not have a significant impact on the consolidated financial statements in the initial period of application. However, the changes introduced by IFRS 9 will affect financial instruments and transactions with financial assets carried out on or after January 1, 2015.

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2012 Consolidated Financial Statements

Note 4. Segment information

As of January 1, 2012, the Telefónica Group’s consolidated segment results are reported in accordance with the new organizational structure approved in September 2011 (see Note 1), based on two regional business units, Telefónica Latin America and Telefónica Europe.

The Telefónica Group’s integrated, regional management model means that the legal structure of the companies is not relevant for the presentation of Group financial information. The operating results of each business unit are therefore presented independently, regardless of their legal structure.

In line with this new organization, Telefónica has included in the Telefónica Latin America and Telefónica Europe regional business units all information pertaining to wireline, wireless, cable, internet and television businesses, in accordance with each location. “Other and eliminations” includes the companies belonging to the global business units Telefónica Digital and Telefónica Global Resources, the Atento business up to the date of divestment (see Note 2), other Group companies and eliminations in the consolidation process.

In order to facilitate the comparison of information, the figures for Telefónica Europe and Telefónica Latin America for 2011 and 2010 have been restated to reflect the new organization structure, as of January 1, 2010. This does not have any impact on Telefónica’s consolidated results for 2011 or 2010.

Segment reporting takes into account the impact of the purchase price allocation (PPA) to assets acquired and the liabilities assumed from the companies included in each segment. The assets and liabilities presented in each segment are those managed by the heads of each segment, irrespective of their legal structure.

The Group manages its borrowing activities and tax implications centrally. Therefore, it does not disclose the related assets, liabilities, revenue and expenses by reportable segments.

In order to present the information by region, revenue and expenses arising from intra-group invoicing for the use of the trademark and management services have been eliminated from the operating results of each Group region, while centrally-managed projects have been incorporated at a regional level. These adjustments have no impact on the Group’s consolidated results.

Inter-segment transactions are carried out at market prices.

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2012 Consolidated Financial Statements

Key segment information is as follows:

2012
Millions of euros	Telefónica Latin America	Telefónica Europe	Other and eliminations	Total Group
Revenues	30,520	29,995	1,841	62,356
External revenues	30,393	29,822	2,141	62,356
Inter-segment revenues	127	173	(300)	—
Other operating income and expenses	(19,417)	(19,751)	(1,957)	(41,125)

OIBDA	11,103	10,244	(116)	21,231

Depreciation and amortization	(5,088)	(5,011)	(334)	(10,433)

OPERATING INCOME	6,015	5,233	(450)	10,798

CAPITAL EXPENDITURE	5,455	3,513	490	9,458
INVESTMENTS IN ASSOCIATES	3	2	2,463	2,468
FIXED ASSETS	42,062	40,671	2,327	85,060
TOTAL ALLOCATED ASSETS	64,321	51,686	13,766	129,773
TOTAL ALLOCATED LIABILITIES	29,019	20,624	52,469	102,112

2011 Revised (*)
Millions of euros	Telefónica Latin America	Telefónica Europe	Other and eliminations	Total Group
Revenues	28,941	32,066	1,830	62,837
External revenues	28,830	31,884	2,123	62,837
Inter-segment revenues	111	182	(293)	—
Other operating income and expenses	(18,051)	(22,788)	(1,788)	(42,627)

OIBDA	10,890	9,278	42	20,210

Depreciation and amortization	(4,770)	(5,081)	(295)	(10,146)

OPERATING INCOME	6,120	4,197	(253)	10,064

CAPITAL EXPENDITURE	5,260	4,513	451	10,224
INVESTMENTS IN ASSOCIATES	3	1	5,061	5,065
FIXED ASSETS	43,694	42,424	2,516	88,634
TOTAL ALLOCATED ASSETS	62,401	55,366	11,856	129,623
TOTAL ALLOCATED LIABILITIES	27,127	21,910	53,203	102,240

(*)	From January 1st, 2012, and due to the implementation of the new organization announced in September 2011, companies related to the digital world and global resources that were previously included in the consolidation perimeter of T. Latinoamérica (Terra, Medianetworks Perú, Wayra and the joint venture Wanda), T. Spain and T. Europe (TIWS, TNA, Jajah, Tuenti and Terra España) have been excluded from these consolidation perimeters and are included within “Other companies and eliminations”. Additionally, since the beginning of the year, T. Europe’s consolidation perimeter includes T. Spain. As a result, the results of T. Latinoamérica, T. Europe and “Other companies and eliminations” have been restated for the fiscal year 2011 and 2010, to reflect the above mentioned new organization.

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2012 Consolidated Financial Statements

2010 Revised (*)
Millions of euros	Telefónica Latin America	Telefónica Europe	Other and eliminations	Total Group
Revenues	25,476	33,726	1,535	60,737
External revenues	25,326	33,477	1,934	60,737
Inter-segment revenues	150	249	(399)	—
Other operating income and expenses	(11,846)	(21,185)	(1,929)	(34,960)

OIBDA	13,630	12,541	(394)	25,777

Depreciation and amortization	(3,944)	(5,086)	(273)	(9,303)

OPERATING INCOME	9,686	7,455	(667)	16,474

CAPITAL EXPENDITURE	5,419	5,092	333	10,844
INVESTMENTS IN ASSOCIATES	71	2	5,139	5,212
FIXED ASSETS	45,288	42,683	2,434	90,405
TOTAL ALLOCATED ASSETS	64,589	58,147	7,039	129,775
TOTAL ALLOCATED LIABILITIES	28,936	20,782	48,373	98,091

(*)	From January 1st, 2012, and due to the implementation of the new organization announced in September 2011, companies related to the digital world and global resources that were previously included in the consolidation perimeter of T. Latinoamérica (Terra, Medianetworks Perú, Wayra and the joint venture Wanda), T. Spain and T. Europe (TIWS, TNA, Jajah, Tuenti and Terra España) have been excluded from these consolidation perimeters and are included within “Other companies and eliminations”. Additionally, since the beginning of the year, T. Europe’s consolidation perimeter includes T. Spain. As a result, the results of T. Latinoamérica, T. Europe and “Other companies and eliminations” have been restated for the fiscal year 2011 and 2010, to reflect the above mentioned new organization.

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2012 Consolidated Financial Statements

The composition of segment revenues, detailed by the main countries in which the Group operates, is as follows:

	2012				2011(*)				2010(*)
Country	Fixed	Mobile	Other and elims.	Total	Fixed	Mobile	Other and elims.	Total	Fixed	Mobile	Other and elims.	Total
Latin America				30,520				28,941				25,476

Brazil	5,045	8,573	—	13,618	5,890	8,436	—	14,326	6,843	4,959	(683)	11,119

Argentina	1,390	2,431	(124)	3,697	1,237	2,039	(102)	3,174	1,187	1,979	(93)	3,073

Chile	1,113	1,559	(103)	2,569	1,037	1,399	(126)	2,310	1,038	1,266	(107)	2,197

Peru	1,226	1,314	(140)	2,400	1,069	1,088	(127)	2,030	1,097	1,001	(138)	1,960

Colombia	695	1,070	—	1,765	655	906	—	1,561	670	859	—	1,529

Mexico	N/A	1,596	N/A	1,596	N/A	1,557	N/A	1,557	N/A	1,832	N/A	1,832

Venezuela	N/A	3,338	N/A	3,338	N/A	2,688	N/A	2,688	N/A	2,318	N/A	2,318

Remaining and inter-segment eliminations				1,537				1,295				1,448

Europe				29,995				32,066				33,726

Spain	9,541	6,453	(1,009)	14,985	10,624	7,739	(1,094)	17,269	11,397	8,545	(1,236)	18,706

UK	242	6,800	—	7,042	164	6,762	—	6,926	134	7,067	—	7,201

Germany	1,363	3,845	5	5,213	1,426	3,609	—	5,035	1,412	3,414	—	4,826

Czech Republic	851	1,159	—	2,010	913	1,217	—	2,130	960	1,237	—	2,197

Ireland	17	605	7	629	12	711	N/A	723	4	844	N/A	848

Iinter-segment eliminations				116				(17)				(52)

Other and inter-segment eliminations				1,841				1,830				1,535

Total Group				62,356				62,837				60,737

(*)	From January 1st, 2012, and due to the implementation of the new organization announced in September 2011, companies related to the digital world and global resources that were previously included in the consolidation perimeter of T. Latinoamérica (Terra, Medianetworks Perú, Wayra and the joint venture Wanda), T. Spain and T. Europe (TIWS, TNA, Jajah, Tuenti and Terra España) have been excluded from these consolidation perimeters and are included within “Other companies and eliminations”. Additionally, since the beginning of the year, T. Europe’s consolidation perimeter includes T. Spain. As a result, the results of T. Latinoamérica, T. Europe and “Other companies and eliminations” have been restated for the fiscal year 2011, to reflect the above mentioned new organization.

Telefónica, S.A.    32

2012 Consolidated Financial Statements

Note 5: Business combinations and acquisitions of non-controlling interests

Business combinations

2012

In 2012, no business combinations were carried out that were significant for the Group. The main changes in consolidation scope in 2012 are detailed in Appendix I.

2011

•	Acquisition of Acens Technologies, S.L.

On June 7, 2011, the Telefónica Group formalized the acquisition of 100% of Acens Technologies, S.L., a leader in hosting/housing in Spain for small- and medium-sized enterprises.

The consideration paid for the purchase was approximately 55 million euros. After the allocation of the purchase price to the assets acquired and the liabilities assumed, the goodwill generated on the transaction was 52 million euros.

2010

•	Acquisition of Brasilcel, N.V.

On July 28, 2010, Telefónica and Portugal Telecom signed an agreement for the acquisition by Telefónica of 50% of the capital stock of Brasilcel (company then jointly owned in equal shares by Telefónica and Portugal Telecom; the joint venture in its turn owned shares representing, approximately, 60% of the capital stock of Brazilian company Vivo Participações, S.A.). The acquisition price for the aforementioned capital stock of Brasilcel was 7,500 million euros, of which 4,500 million euros was paid at the closing of the transaction on September 27, 2010, 1,000 million euros on December 30, 2010, and the remaining 2,000 million euros on October 31, 2011.

Furthermore, the aforementioned agreement established that Portugal Telecom waived its right to the declared dividend payable by Brasilcel of approximately 49 million euros.

In accordance with IFRS 3, the Group opted to record at fair value the non-controlling interests of Vivo Participaçoes, S.A. corresponding to non-voting shares, determining such fair value based on a discounted cash flows valuation determined in accordance with the company’s business plans.

In 2010, Telefónica proceeded to recognize and value the identifiable assets acquired and liabilities assumed at the date of acquisition.

Had the acquisition occurred on January 1, 2010, the Telefónica Group’s revenue from operations and OIBDA that year would have been approximately 2,400 million and 890 million euros higher, respectively.

Similarly, the contributions of the 50% stake in Brasilcel to revenue from operations and OIBDA since the date of its acquisition to December 31, 2010 were 875 million and 360 million euros, respectively.

•	Acquisition of HanseNet Telekommunikation GmbH (HanseNet)

On December 3, 2009, Telefónica’s subsidiary in Germany, Telefónica Deutschland GmbH (“Telefónica Deutschland”), signed an agreement to acquire all of the shares of German company HanseNet Telekommunikation GmbH (“HanseNet”). The transaction was closed on February 16, 2010, with the Telefónica Group completing the acquisition of 100% of HanseNet’s shares. The initial amount paid was approximately 913 million euros, which included 638 million euros of refinanced debt, leaving an acquisition cost of 275 million euros, which was finally reduced by 40 million euros at completion of the transaction.

Upon the acquisition of this shareholding, the purchase price was allocated to the identifiable assets acquired and the liabilities assumed using generally accepted valuation methods for each type of asset and/or liability, based on the best available information.

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2012 Consolidated Financial Statements

The consolidation of HanseNet in 2010 contributed 786 million euros and 77 million euros to the Telefónica Group’s revenue from operations and to OIBDA, respectively.

Transactions with non-controlling interests

2012

a) Agreement to restructure the wireline and wireless businesses in Colombia

As described in Note 2, in April 2012, Telefónica Móviles Colombia, S.A. (a wholly-owned subsidiary of the Telefónica Group), Colombian National Government (“the Colombian government”) and Colombia Telecomunicaciones, S.A. ESP (a company 52% owned by Telefónica Group and 48% by the Colombian government) signed an agreement to restructure their wireline and wireless businesses in Colombia.

Upon completion of the merger of the merger between Colombia Telecomunicaciones, S.A. ESP and Telefónica Móviles Colombia, S.A. on June 29, 2012, Telefónica obtained 70% shareholding in the resulting company and the Colombian government obtained the remaining 30% shareholding, in accordance with the valuations of the merging companies used to determine said shareholdings. In addition an agreement was reached under which the Colombian government may increase its shareholding in the resulting company by an additional 1% and 3% in 2015, based on such company´s operating performance in the period from 2011 to 2014.

The impacts of this operation were recognized as a 1,611 million euros increase in “Equity attributable to equity holders of the parent”, and a 116 million euros decrease in “Non-controlling interests” (see Note 12).

b) Public offering of shares in Telefónica Deutschland Holding, A.G.

On October 29, 2012, the public offering of shares in the subsidiary Telefónica Deutschland Holding A.G. was finalized, corresponding to 23.17% of the capital of that company. The transaction totalled 1,449 million, and resulted in a 628 million euros decrease in “Retained earnings”. In addition, “Non-controlling interests” rose 2,043 million euros as a result of the transaction (see Note 12).

2011

•	Acquisition of non-controlling interests of Vivo Participações

As described in Note 2, on October 26, 2010, Telefónica, S.A. announced a tender offer for the voting shares of Vivo Participaçoes, S.A. (“Vivo Participaçoes”) held by non-controlling interests representing approximately 3.8% of its capital stock. This offer was approved by the Brazilian market regulator (C.V.M.) on February 11, 2011 and, after its execution, Telefónica acquired an additional 2.7% of the Brazilian company’s capital stock for 539 million euros, for a total stake of 62.3%.

In addition, on March 25, 2011 the Boards of Directors of each of the subsidiaries controlled by Telefónica, Vivo Participações and Telesp approved the terms and conditions of a restructuring process whereby all shares of Vivo Participações that were not owned by Telesp were exchanged for Telesp shares, at a rate of 1.55 new Telesp shares for each Vivo share. These shares then became the property of Telesp, whereby Vivo Participações then became a wholly owned subsidiary of Telesp. Once the shares were exchanged, the Telefónica Group became the owner of 73.9% of Telesp which, in turn, has 100% ownership of the shares of Vivo Participações. The impact of this transaction on equity attributable to non-controlling interests was a decrease of 661 million euros.

2010

There were no significant transactions involving non-controlling interests in 2010. The detail of the main transactions carried out in 2010 is provided in Appendix I.

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2012 Consolidated Financial Statements

Note 6. Intangible assets

The composition of and movements in net intangible assets in 2012 and 2011 are as follows:

Millions of euros	Balance at 12/31/2011	Additions	Amortization	Disposals	Transfers and other	Translation differences and hyperinflation adjustments	Inclusion of companies	Exclusion of companies	Balance at 12/31/2012
Development costs	209	42	(70)	—	(32)	—	3	—	152
Service concession arrangements and licenses	14,764	420	(1,110)	—	25	(554)	—	—	13,545
Software	3,732	806	(1,690)	(9)	743	(27)	—	(26)	3,529
Customer base	2,502	—	(452)	(113)	23	(31)	3	—	1,932
Other intangible assets	1,916	23	(180)	(22)	42	(37)	—	(55)	1,687
Intangible assets in process	941	605	—	(2)	(307)	(4)	—	—	1,233

Net intangible assets	24,064	1,896	(3,502)	(146)	494	(653)	6	(81)	22,078

Millions of euros	Balance at 12/31/2010	Additions	Amortization	Disposals	Transfers and other	Translation differences and hyperinflation adjustments	Inclusion of companies	Exclusion of companies	Balance at 12/31/2011
Development costs	206	106	(68)	—	(34)	(1)	—	—	209
Service concession arrangements and licenses	14,566	503	(1,041)	(8)	1,387	(643)	—	—	14,764
Software	3,526	1,249	(1,588)	(2)	610	(63)	—	—	3,732
Customer base	3,143	—	(595)	—	1	(73)	26	—	2,502
Other intangible assets	2,172	26	(184)	(4)	(41)	(53)	—	—	1,916
Intangible assets in process	1,413	953	—	—	(1,422)	(3)	—	—	941

Net intangible assets	25,026	2,837	(3,476)	(14)	501	(836)	26	—	24,064

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2012 Consolidated Financial Statements

The gross cost, accumulated amortization and impairment losses of intangible assets at December 31, 2012 and 2011 are as follows:

Balance at 12/31/2012
Millions of euros	Gross cost	Accumulated amortization	Impairment losses	Net intangible assets
Development costs	730	(578)	—	152
Service concession arrangements and licenses	21,212	(7,667)	—	13,545
Software	15,486	(11,935)	(22)	3,529
Customer base	6,221	(4,289)	—	1,932
Other intangible assets	3,234	(1,547)	—	1,687
Intangible assets in process	1,233		—	1,233

Net intangible assets	48,116	(26,016)	(22)	22,078

Balance at 12/31/2011
Millions of euros	Gross cost	Accumulated amortization	Impairment losses	Net intangible assets
Development costs	787	(578)	—	209
Service concession arrangements and licenses	21,228	(6,464)	—	14,764
Software	15,081	(11,326)	(23)	3,732
Customer base	6,181	(3,679)	—	2,502
Other intangible assets	3,358	(1,437)	(5)	1,916
Intangible assets in process	941	—	—	941

Net intangible assets	47,576	(23,484)	(28)	24,064

“Additions” of “Service concession arrangements and licenses” and “Intangible assets under development” in 2012 include the acquisition of LTE spectrum licenses in Brazil, for 420 million euros (40 MHz FDD in the 2.5 GHz frequency band). LTE licenses were also secured in Nicaragua (2 x 18 MHz in the 700 MHz band, for 5 million euros) and in Chile (1 block of 20 x 2 MHz in the 2.6 GHz frequency, for 0.4 million euros). Lastly, Venezuela, acquired 20 MHz in the 1,900 MHz frequency, for 34 million euros. In Ireland, a license to use spectrum in the 800 MHz, 900 MHz and 1,800 MHz bands was acquired for 127 million euros, enabling the Group to provide 4G services in that country. Investments were also made in software during the year. Additions of intangible assets are considered intangible assets under development until the assets are ready for their intended use, at which time they are transferred to the corresponding category.

“Additions” in 2011 include the acquisition of spectrum licenses in Spain for 842 million euros. Within theses the amount related to spectrum in the 900 MHz and 800 MHz bands (793 million euros), recognized under “Intangible assets under development” as the blocks awarded to Telefónica Móviles in these bands will not be available until February 4, 2015 and, at the latest, December 2014, respectively. Also included in 2011 were the acquisition of spectrum in the “H” band (1.9 GHz/2.1GHz) in Brazil, for 349 million euros, the acquisition of spectrum in Costa Rica for 68 million euros, and the acquisition of software.

“Disposals” in 2012 include the intangible asset related to the Irish market customer portfolio, amounting to 113 million euros.

Details of the principal concessions and licenses with which the Group operates are provided in Appendix VI.

At December 31, 2012 and 2011, the Company carried intangible assets with indefinite useful lives of 90 and 105 million euros, respectively, related primarily to permanent licenses to operate wireless telecommunications services in Argentina.

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2012 Consolidated Financial Statements

Intangible assets are also subject to impairment tests whenever there are indications of a potential loss in value and, in any event, at the end of each year for intangible assets with indefinite useful lives. There was no significant impairment recognized in the consolidated financial statements for 2012 and 2011 as a result of these impairment tests.

“Other intangible assets” includes the amounts allocated to trademarks acquired in business combinations, of 2,478 million euros and 2,292 million euros at December 31, 2012 and 2011 (1,561 million euros and 1,449 million euros net of the related accumulated amortization).

“Translation differences and hyperinflation adjustments” reflects the impact of exchange rate movements on opening balances, as well as the impact of the monetary adjustments due to hyperinflation in Venezuela. The effect of exchange rates on movements in the year is included in the column corresponding to such movement.

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2012 Consolidated Financial Statements

Note 7. Goodwill

The movement in this heading assigned to each Group segment was the following:

2012
Millions of euros	Balance at 12/31/11	Acquisitions	Disposals	Valuation adjustment	Translation differences and hyperinflation adjustments	Balance at 12/31/12
Telefónica Latin America	14,955	—	—	—	(690)	14,265
Telefónica Europe	13,695	2	(52)	(414)	161	13,392
Other	457	10	(139)	—	(22)	306

Total	29,107	12	(191)	(414)	(551)	27,963

2011
Millions of euros	Balance at 12/31/10	Acquisitions	Disposals	Valuation adjustment	Translation differences and hyperinflation adjustments	Balance at 12/31/11
Telefónica Latin America	15,573	—	—	—	(618)	14,955
Telefónica Europe	13,537	52	—	—	106	13,695
Other	472	—	(3)	—	(12)	457

Total	29,582	52	(3)	—	(524)	29,107

2012

Goodwill stated for 2012 includes a 414 million euros valuation adjustment for impairment, corresponding to Telefónica’s operations in Ireland. Disposals in 2012 include the derecognition the sale of the Atento business, for 139 million euros (see Note 2).

2011

“Additions” in 2011 relate to the goodwill arising on the acquisition of Acens Technologies, S.L. (see Note 5).

Telefónica, S.A.    38

2012 Consolidated Financial Statements

In order to verify impairment, goodwill has been assigned to the different cash-generating units (CGUs), which are grouped into the following reportable operating segments:

	12/31/12	12/31/2011
Telefónica Latin America	14,265	14,955

Brazil	10,056	11,007
Chile	1,137	1,074
Peru	846	837
Mexico	584	566
Other	1,642	1,471

Telefónica Europe	13,392	13,695

Spain	3,289	3,289
UK	5,055	4,986
Germany	2,779	2,779
Ireland	97	511
Czech Republic	2,172	2,130

Other	306	457

TOTAL	27,963	29,107

The Group carries its annual impairment tests at each year end. The Group bases the calculation of impairment on the business plans of the various cash-generating units to which assets are allocated. These business plans generally cover a period of three to five years. Where this period is not representative of the expected future performance of a cash-generating unit, the time frame is extended by at least five years. For periods after the term of the strategic plan, an expected constant or decreasing growth rate is applied to the projections based on these plans.

The main variables used by management in drawing up their strategic plans are ARPU (average revenues per user), customer acquisition and retention costs, share of net adds in accesses and market shares.

When reviewing impairment indicators, the Group analyzes the relationship between market capitalization and carry amount, among other factors. The overall slowdown in activities and the prevailing market uncertainty have affected the performances of certain cash-generating units.

In this respect, and based on the impairment calculations made against the assets assigned to the cash-generating units, at December 31, 2012, the Group has identified the need to derecognize the goodwill assigned to the Group’s operations in Ireland, in the amount of 414 million euros. This adjustment was reflected under “Other expenses” in the consolidated income statement for 2012.

At December 31, 2011, the Group had not detected the need for any write-downs in goodwill, as the recoverable values (in all cases, understood to be value in use) exceeded the carrying amounts.

Main assumptions used in calculating value in use

One the business plans for the various CGUs are prepared, the Group calculates value in use. It takes certain variables, such as OIBDA margin and long-term CAPEX, discount and perpetuity growth rates. These variables are as follows:

.- OIBDA margin and long-term CAPEX.

The OIBDA margin and long-term CAPEX ratio used to calculate terminal, expressed as a percentage of revenue, are based on the business plans approved for each CGU, as well as external estimates of trends in operating indicators, and the outlook for the various businesses and markets.

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2012 Consolidated Financial Statements

.- Discount rate

The discount rate, applied to measure free cash flow, is the weighted average cost of capital (WACC), determined by the weighted average cost of equity and debt according the finance structure established for each CGU.

This rate is calculated using the capital asset pricing model (CAPM), which takes into account the asset’s systemic risk, and the impact of risks on cash flows not generated internally, such as country risk, business-specific credit risk, currency risk and price risk specific to the financial asset.

.- Perpetuity growth rate

Cash flow projections to the end of the asset’s useful life are estimated using a rate of growth for the future years.

Terminal value is calculated from the projected cash flows in the period, taking as the perpetuity growth rate consensus estimates among analysts for each business and country based on the maturity of the industry depending on technology and the degree of development of each country.

Each indicator is compared to the forecast long-term GDP growth of each country and data from external sources, adjusted for any specific characteristics of the business considered.

The ranges of discount and perpetuity growth rates for the Group’s main CGUs, by reportable segments, are as follows:

2012 Data in local currency	Discount rate	Perpetuity growth rate
Telefónica Latin America	8.2% - 10.8%	2.4% - 4.7%
Telefónica Europe	5.8% - 10.3%	0.7% - 1.1%

2011 Data in local currency	Discount rate	Perpetuity growth rate
Telefónica Latin America	9.1% - 11.7%	2.2% - 4.4%
Telefónica Europe	5.9% - 11.2%	0.6% - 1.1%

Sensitivity to changes in assumptions

The Group carries out its sensitivity analysis of the impairment test by considering reasonable changes in the main assumptions used in calculating value in use, considered on an individual basis, assuming the following increases or decreases in the assumptions, expressed in percentage points:

•	Discount rate (-1 p.p. / +1p.p.)

•	Perpetuity growth rates (+0.25p.p. / -0.25p.p.)

•	OIBDA Margin (+3 p.p. / -3p.p.)

•	Ratio of CAPEX/Revenues (+1.5 p.p. / -1.5p.p.)

The analysis indicates that there are no significant risks arising from possible variances, when considered individually, in the discount rate, the perpetuity growth rates or the ratio of Capex over revenues, except in the case of Ireland.

Telefónica, S.A.    40

2012 Consolidated Financial Statements

The differences obtained in the sensitivity analysis with respect to the value in use of the UGEs considered in the impairment test are as follows:

	Discount rate		Perpetuity growth rate		OIBDA MARGIN(1)		CAPEX (1)
Million euros	-1pp	+1pp	+0.25pp	-0.25pp	+3pp	-3pp	+1.5pp	-1.5pp
Ireland	102	(82)	17	(16)	100	(100)	57	(57)
Total Group	102	(82)	17	(16)	100	(100)	57	(57)

(1)	Expressed as a percentage of revenue

Telefónica, S.A.    41

2012 Consolidated Financial Statements

Note 8. Property, plant and equipment

The composition of and movement in the items comprising net “Property, plant and equipment” in 2012 and 2011 were the following:

Millions of euros	Balance at 12/31/11	Additions	Depreciation	Disposals	Transfers and others	Translation differences and hyperinflation adjustments	Inclusion of companies	Exclusion of companies	Balance at 12/31/12
Land and buildings	5,993	79	(604)	(89)	639	38	—	(7)	6,049
Plant and machinery	23,708	1,763	(5,593)	(92)	3,680	(248)	1	(6)	23,213
Furniture, tools and other items	1,810	321	(734)	(19)	804	(39)	—	(138)	2,005

Total PP&E in service	31,511	2,163	(6,931)	(200)	5,123	(249)	1	(151)	31,267

PP&E in progress	3,952	5,399	—	(10)	(5,561)	(18)	—	(10)	3,752

Net PP&E	35,463	7,562	(6,931)	(210)	(438)	(267)	1	(161)	35,019

Millions of euros	Balance at 12/31/10	Additions	Depreciation	Disposals	Transfers and others	Translation differences and hyperinflation adjustments	Inclusion of companies	Exclusion of companies	Balance at 12/31/11
Land and buildings	6,152	252	(569)	(125)	381	(98)	—	—	5,993
Plant and machinery	24,206	2,015	(5,398)	(53)	3,274	(335)	3	(4)	23,708
Furniture, tools and other items	1,947	348	(703)	(3)	234	(22)	12	(3)	1,810

Total PP&E in service	32,305	2,615	(6,670)	(181)	3,889	(455)	15	(7)	31,511

PP&E in progress	3,492	4,772	—	(6)	(4,303)	(3)	—	—	3,952

Net PP&E	35,797	7,387	(6,670)	(187)	(414)	(458)	15	(7)	35,463

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2012 Consolidated Financial Statements

The gross cost, accumulated depreciation and impairment losses of property, plant and equipment at December 31, 2012 and 2011 are as follows:

Balance at December 31, 2012
Millions of euros	Gross cost	Accumulated depreciation	Impairment losses	Net PP&E
Land and buildings	13,099	(7,047)	(3)	6,049
Plant and machinery	101,862	(78,578)	(71)	23,213
Furniture, tools and other items	7,398	(5,387)	(6)	2,005

Total PP&E in service	122,359	(91,012)	(80)	31,267

PP&E in progress	3,776	—	(24)	3,752

Net PP&E	126,135	(91,012)	(104)	35,019

Balance at December 31, 2011
Millions of euros	Gross cost	Accumulated depreciation	Impairment losses	Net PP&E
Land and buildings	12,522	(6,526)	(3)	5,993
Plant and machinery	100,692	(76,961)	(23)	23,708
Furniture, tools and other items	7,463	(5,571)	(82)	1,810

Total PP&E in service	120,677	(89,058)	(108)	31,511

PP&E in progress	3,974	—	(22)	3,952

Net PP&E	124,651	(89,058)	(130)	35,463

“Additions” for 2012 and 2011, totalling 7,562 million euros and 7,387 million euros, respectively, reflect the Group’s investment efforts made during the year.

Investment in Telefónica Europe in 2012 and 2011 amounted to 2,664 million euros and 2,673 million euros, respectively. Investment in 2012 mainly focused on expansion, increased capacity and improved quality in 3G mobile networks in Spain, the UK, Germany and the Czech Republic, as well as development of the LTE network in Germany. In the fixed network business, investment was earmarked for greater roll-out of fiber and data services for large companies in Spain, as well as enhancements to the fixed broadband network in the Czech Republic.

Telefónica Latin America’s investments in 2012 and 2011 amounted to 4,568 million euros and 4,373 million euros, respectively, considering the Group’s reorganization. In 2012, investments in the mobile business centered on overlay projects and expansion of coverage and quality in 3G networks, as well as the roll-out of new platforms and enlargements to existing platforms for supporting new SVAs. In the fixed business, funds were used to introduce UBB via speed upgrades in ADSL, fiber (FTTX) and VDSL in Brazil, Argentina and Chile.

In addition, investments were made in the TV business, introducing new HD channels OTT and CDN services, in line with initiatives carried out by Telefónica Digital.

“Disposals” mainly include the impact of the disposal by the Group of non-strategic assets (see Note 19).

“Translation differences and hyperinflation adjustments” reflects the impact of exchange rate movements on opening balances, as well as the impact of the monetary adjustments due to hyperinflation in Venezuela. The effect of exchange rates on movements in the year is included in the column corresponding to such movement.

Telefónica Group companies have purchased insurance policies to reasonably cover the possible risks to which their property, plant and equipment used in operations are subject, with suitable limits and coverage. In addition, as part of its commercial activities and network roll-out, the Group maintains several property acquisition commitments. The timing of scheduled payments in this regard is disclosed in Note 19.

Property, plant and equipment deriving from finance leases amounted to 536 million euros at December 31, 2012 (648 million euros at December 31, 2011). The most significant finance leases are disclosed in Note 22.

Telefónica, S.A.    43

2012 Consolidated Financial Statements

The net amounts of “Property, plant and equipment” temporarily out of service at December 31, 2012 and 2011 were not significant.

Telefónica, S.A.    44

2012 Consolidated Financial Statements

Note 9. Associates

Associates

The breakdown of amounts related to associates and recognized in the consolidated statements of financial position and income statements is as follows:

Millions of euros	12/31/12	12/31/11
Investments in associates	2,468	5,065
Loans to associates	852	685
Receivables from associates for current operations	107	69
Payables to associates	511	440

	January-December	January-December
Millions of euros	2012	2011
Share of (loss) of associates	(1,275)	(635)
Revenue from operations with associates	535	578
Expenses from operations with associates	634	617
Financial income with associates	32	25
Financial expenses with associates	4	—

The breakdown of the main associates and key financial highlights for the last 12-month periods available at the time of preparation of these consolidated financial statements are as follows:

December 31, 2012
Millions of euros COMPANY	% holding	Total assets	Total liabilities	Operating income	Profit (loss) for the year	Carrying amount	Market value
Telco, S.p.A. (Italy) (*)	46.18%	3,608	2,687	—	(1,729)	425	N/A
DTS Distribuidora de Televisión Digital, S.A. (Spain)	22.00%	1,472	545	1,068	52	457	N/A
China Unicom (Hong Kong) Limited	5.01%	56,772	31,487	29,578	668	1,547	1,434
Other						39

TOTAL						2,468

(*)	Through this company, Telefónica effectively has an indirect stake in Telecom Italia, S.p.A.’s voting shares of approximately 10.46%, representing 7.19% of the dividend rights.

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2012 Consolidated Financial Statements

December 31, 2011
Millions of euros COMPANY	% holding	Total assets	Total liabilities	Operating income	Profit (loss) for the year	Carrying amount	Market value
Telco, S.p.A. (Italy) (*)	46.18%	5,410	3,300	—	(1,126)	1,453	N/A
DTS Distribuidora de Televisión Digital, S.A. (Spain)	22.00%	1,423	458	908	50	473	N/A
China Unicom (Hong Kong) Limited	9.57%	53,332	27,961	22,466	539	3,031	3,665
Other						108

TOTAL						5,065

(*)	Through this company, Telefónica effectively has an indirect stake in Telecom Italia, S.p.A.’s voting shares of approximately 10.46%, representing 7.19% of the dividend rights.

The detail of the movement in investments in associates in 2012 and 2011 was the following:

Investments in associates	Millions of euros
Balance at 12/31/10	5,212

Additions	358
Disposals	(3)
Translation differences	218
Income (loss)	(635)
Dividends	(45)
Transfers and other	(40)

Balance at 12/31/11	5,065

Additions	277
Disposals	(1,439)
Translation differences	12
Income (loss)	(1,275)
Dividends	(57)
Transfers and other	(115)

Balance at 12/31/12	2,468

As described in Note 2, in 2012 and 2011 Telco, S.p.A. adjusted the value of its stake in Telecom Italia, S.p.A. The impact of these valuation adjustments on the consolidated results of the Group, after taking into account the recovery of all the operating synergies considered at the time of the investment and the contribution of results for each of the years, was a negative impact of 1,277 million euros in “Share of profit (loss) of associates” in 2012 and of 620 million euros in 2011.

Upon maturity of certain loans in May 2012, Telco, S.p.A. submitted a refinancing deal to its shareholders which included a bank loan of approximately 1,050 million euros to partially refinance the loan received in 2010, a 1,750 million euros bond issue subscribed by the shareholders of Telco, S.p.A. in proportion to their holdings in the company, and a share capital increase of 600 million euros. On May 28, 2012, the Board of Directors of Telco S.p.A. approved the refinancing deal, which involved increasing share capital by 277 million euros (under “Additions” in the preceding table) and a bond subscription of 208 million euros, in addition to the renewal of the existing bond of 600 million euros.

In 2011, “Additions” reflect the investment of 358 million euros in China Unicom as part of the agreement to extend the strategic partnership.

“Disposals” for 2012 primarily relate to the reduction in the investment in China Unicom (see Note 2).

The most significant dividends received from associates in 2012 were those from China Unicom 28 million euros (18 million euros in 2011) and from DTS Distribuidora de Televisión Digital, S.A. 20 million euros (18 million euros in 2011).

Telefónica, S.A.    46

2012 Consolidated Financial Statements

Note 10. Related parties

Significant shareholders

The main transactions between Telefónica Group companies and significant shareholders of the Company are described below. All of these transactions were carried out at market prices.

Millions of euros 2012	BBVA	Caixa
Finance costs	112	17
Leases	—	1
Receipt of services	42	59
Other expenses	1	—

Total costs	155	77

Finance income	26	2
Dividends received	16	—
Services rendered	218	39
Sale of goods	7	6
Other income	4	—

Total revenue	271	47

Finance arrangements: loans and capital contributions (borrower)	545	385
Guarantees	471	149
Finance arrangements: loans and capital contributions (lender)	660	618
Dividends paid	286	135
Derivative transactions (nominal value)	12,911	2,661

Millions of euros 2011	BBVA	Caixa
Finance costs	34	9
Leases	1	2
Receipt of services	18	22
Other expenses	3	—

Total costs	56	33

Finance income	17	3
Dividends received	9	—
Services rendered	217	37
Sale of goods	6	28
Other income	3	—

Total revenue	252	68

Finance arrangements: loans and capital contributions (borrower)	538	370
Guarantees	585	56
Finance arrangements: loans and capital contributions (lender)	349	298
Dividends paid	514	366
Derivative transactions (nominal value)	23,291	800

Telefónica, S.A.    47

2012 Consolidated Financial Statements

Associates and joint ventures

The most significant balances and transactions with associates are detailed in Note 9.

Balances and transactions with joint ventures were not significant in 2012 or 2011.

Directors and senior executives

During the financial year to which these accompanying consolidated annual financial statements refer, the Directors and senior executives did not perform any transactions with Telefónica or any Telefónica Group company other than those in the Group’s normal trading activity and business.

Compensation and other benefits paid to members of the Board of Directors and senior executives, as well as the detail of the equity interests and positions or duties held by the directors in companies engaging in an activity that is identical, similar or complementary to that of the Company are detailed in Note 21 of these consolidated financial statements.

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2012 Consolidated Financial Statements

Note 11. Trade and other receivables

The breakdown of this consolidated statement of financial position heading at December 31, 2012 and 2011 is as follows:

Millions of euros	Balance at 12/31/2012	Balance at 12/31/2011
Trade receivables	11,999	12,282
Receivables from associates (Note 9)	107	69
Other receivables	792	918
Allowance uncollectibles	(3,196)	(3,135)
Short-term prepayments	1,009	1,197

Total	10,711	11,331

The breakdown of trade receivables at December 31, 2012 and 2011 is as follows:

Millions of euros	12/31/2012	12/31/2011
Trade receivables billed	9,326	9,168
Trade receivables unbilled	2,673	3,114

Total	11,999	12,282

Public-sector net trade receivables at December 31, 2012 and 2011 in the countries in which the Group operates amounted to 598 million euros and 779 million euros, respectively.

In November 2011 and throughout 2012, Telefónica Germany GmbH & Co. OHG entered into agreements to sell assets related to receivables from the “O2 Myhandy” product in order to optimize working capital and access an alternative source of funding. The carrying amount of the assets transferred was 370 million euros in 2012 (255 million euros in 2011). Under the sale agreements, the buyer assumes most of the credit risk related to the receivables. However, a small percentage of the assets sold (less than 5% in 2012 and 2011) was not derecognized from the statement of financial position due to the continuing involvement of Telefónica Germany. This percentage represents the maximum risk retained by the Group over the assets transferred. As a balancing entry for this asset, the Group recognizes a liability for the fair value of the guarantees given. The carrying amount of the assets that the Group continues to recognize was 16 million euros at December 31, 2012 (10 million euros at December 31, 2011). The carrying amount of the related liabilities was 11 million euros and 17 million euros at December 31, 2012 and 2011, respectively. The impact on the Group’s results at the date of transfer and thereafter was not material for 2012 or 2011.

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2012 Consolidated Financial Statements

The movement in impairment losses in 2012 and 2011 is as follows:

Millions of euros
Impairment losses at December 31, 2010	3,098

Allowances	784
Amounts applied	(729)
Inclusion of companies	2
Exclusion of companies	(1)
Translation differences	(19)

Impairment losses at December 31, 2011	3,135

Allowances	778
Amounts applied	(711)
Exclusion of companies	(7)
Translation differences	1

Impairment losses at December 31, 2012	3,196

The balance of trade receivables billed net of impairment losses at December 31, 2012 amounted to 6,130 million euros (6,033 million euros at December 31, 2011), of which 3,566 million euros were not yet due (3,400 million euros at December 31, 2011).

Of the amounts due, only net amounts of 159 million euros and 280 million euros are over 360 days due at December 31, 2012 and 2011, respectively. They are mainly with the public sector.

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2012 Consolidated Financial Statements

Note 12. Equity

a) Share capital and share premium

At December 31, 2012, Telefónica, S.A.’s share capital amounted to 4,551,024,586 euros and consisted of 4,551,024,586 fully paid ordinary shares of a single series, per value of 1 euro, all recorded by the book-entry system and traded on the Spanish electronic trading system (“Continuous Market”), where they form part of the “Ibex 35” Index, on the four Spanish Stock Exchanges (Madrid, Barcelona, Valencia and Bilbao) and listed on the New York, London, Buenos Aires, and Lima Stock Exchanges.

With respect to authorizations given regarding share capital, on May 18, 2011, authorization was given at the Annual Shareholders’ Meeting of Telefónica, S.A. for the Board of Directors, at its discretion and in accordance with the Company’s needs, to increase the Company’s capital, at one or several times, within a maximum period of five years from that date, under the terms of Section 297.1.b) of the Corporate Enterprises Act up to a maximum increase of 2,281,998,242.50 euros, equivalent to half of Telefónica, S.A.’s share capital at that date, by issuing and placing new shares, be they ordinary, preference, redeemable, non-voting or of any other type permitted by the Law, with a fixed or variable premium, and, in all cases, in exchange for cash, and expressly considering the possibility that the new shares may not be fully subscribed. The Board of Directors was also empowered to exclude, partially or fully, pre-emptive subscription rights under the terms of Section 506 of the Spanish Enterprises Act.

In addition, at the June 2, 2010 Shareholders’ Meeting, authorization was given for the Board of Directors to issue fixed-income securities and preferred shares at one or several times within a maximum period of five years from that date. These securities may be in the form of debentures, bonds, promissory notes or any other kind of fixed-income security, plain or, in the case of debentures and bonds, convertible into shares of the Company and/or exchangeable for shares of any of the Group companies. They may also be preferred shares. The total maximum amount of the securities issued agreed under this authorization is 25,000 million euros or the equivalent in another currency. For promissory notes, the outstanding balance of promissory notes issued under this authorization will be calculated for purposes of the aforementioned limit. As at December 31, 2012, the Board of Directors had exercised these powers, approving three programs to issue corporate promissory notes for 2011, 2012 and 2013.

In addition, on June 2, 2010, shareholders voted to authorize the acquisition by the Board of Directors of Telefónica, S.A. treasury shares, up to the limits and pursuant to the terms and conditions established at the Shareholders’ Meeting, within a maximum period of five years from that date. However, it specified that in no circumstances could the par value of the shares acquired, added to that of the treasury shares already held by Telefónica, S.A. and by any of its controlled subsidiaries, exceed the maximum legal percentage at any time (currently 10% of Telefónica, S.A.’s share capital).

On May 25, 2012, the deed of capital reduction formalizing the implementation by Telefónica, S.A.’s Board of Directors of the resolution adopted at the Shareholders’ Meeting on May 14, 2012, was executed. Capital was reduced through the cancellation of treasury shares previously acquired by Telefónica, S.A. as authorized at the Shareholders’ Meeting. As a result, 84,209,363 Telefónica, S.A. treasury shares were cancelled and the Company’s share capital was reduced by a nominal amount of 84,209,363 euros. Article 5 of the Corporate Bylaws relating to the amount of share capital was amended accordingly to show 4,479,787,122 euros. At the same time, a reserve was recorded for the cancelled shares described in the section on “Retained earnings”.

The latest share capital modification by Telefónica, S.A. took place on June 8, 2012 and involved a share capital increase of 71,237,464 euros, during which 71,237,464 ordinary shares with a par value of 1 euro each were issued. This formalized the Board of Directors’ execution of the resolution passed at the Ordinary General Shareholder’s Meeting on May 14, 2012 relating to the share capital increase by means of the issue of new ordinary shares of 1 euro par value each, of the same class and series as those already in circulation, with a charge to reserves, as part of the scrip dividend shareholder remuneration deal. Share capital amounts to 4,551,024,586 euros subsequent to this increase.

Proposed distribution of profit attributable to equity holders of the parent

Telefónica, S.A. generated 631 million euros of profit in 2012.

Accordingly, the Company’s Board of Directors will submit the following proposed distribution of 2012 profit for approval at the Shareholders’ Meeting:

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2012 Consolidated Financial Statements

Millions of euros
Total distributable profit	631
Goodwill reserve	2
Voluntary reserves	629

Total	631

b) Dividends

Dividends paid in 2012 and capital increase

Approval was given at the General Shareholders’ Meeting of May 14, 2012 to pay a gross 0.53 euros dividend per share outstanding with a charge to unrestricted reserves. The dividend was paid on May 18, 2012 and the total amount paid was 2,346 million euros.

In addition, approval was given to pay a scrip dividend consisting of the assignment of free allotment rights with an irrevocable purchase obligation on the Company, and a subsequent capital increase by means of the issue of new shares to fulfill said allotments.

At the close of the trading period for these rights, the holders of 37.68% of the Company’s shares had accepted the Company’s irrevocable commitment to buy. These rights have been repurchased and cancelled by the Company for the amount of 490 million euros.

Therefore, holders of 62.32% of free subscription rights were entitled to receive new Telefónica shares. However, Telefónica, S.A. waived the subscription of new shares corresponding to treasury shares, so the final number of shares issued in the bonus issue was 71,237,464 shares with a nominal value of 1 euro each.

Dividends paid in 2011

At its meeting of April 12, 2011, Telefónica, S.A.’s Board of Directors resolved to pay an interim dividend against 2011 profit of a fixed gross 0.75 euros per outstanding share carrying dividend rights. This dividend was paid in full on May 6, 2011, and the total amount paid was 3,394 million euros.

In addition, approval was given at the General Shareholders’ Meeting on May 18, 2011 to pay a gross 0.77 dividend per share outstanding carrying dividend rights with a charge to unrestricted reserves. This dividend was paid in full on November 07, 2011, and the total amount paid was 3,458 million euros.

Dividends paid in 2010

At its meeting of April 28, 2010, the Company’s Board of Directors resolved to pay an interim dividend against 2010 profit of a fixed gross 0.65 euros per outstanding share carrying dividend rights. This dividend was paid in full on May 11, 2010, and the total amount paid was 2,938 million euros.

In addition, approval was given at the General Shareholders’ Meeting on June 2, 2010 to pay a gross 0.65 dividend per share outstanding with a charge to unrestricted reserves. This dividend was paid in full on November 8, 2010, and the total amount paid was 2,934 million euros.

c) Reserves

Legal reserve

According to the consolidated text of the Corporate Enterprises Act, companies must transfer 10% of profit for the year to a legal reserve until this reserve reaches at least 20% of share capital. The legal reserve can be used to increase capital by the amount exceeding 10% of the increased share capital amount. Except for this purpose, until the legal reserve exceeds the limit of 20% of share capital, it can only be used to offset losses, if there are no other reserves available. At December 31, 2012, the Company had duly set aside this reserve.

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2012 Consolidated Financial Statements

Revaluation reserves

The balance of “Revaluation reserves” arose as a result of the revaluation made pursuant to Royal Decree-Law 7/1996 dated June 7.

The revaluation reserve may be used, free of tax, to offset any losses incurred in the future and to increase capital. From January 1, 2007, it may be allocated to unrestricted reserves, provided that the capital gain has been realized.

The capital gain will be deemed to have been realized in respect of the portion on which the depreciation has been recorded for accounting purposes or when the revalued assets have been transferred or derecognized. In this respect, an amount of 10 million euros was reclassified to “Retained earnings” in 2012 (15 million euros in 2011 and 16 million euros in 2010), corresponding to revaluation reserves subsequently considered unrestricted.

Retained earnings

These reserves include undistributed profits of companies comprising the consolidated Group less interim dividends paid against profit for the year, actuarial gains and losses, and the impact of the asset ceiling on defined-benefit plans.

d) Translation differences

Translation differences relate mainly to the effect of exchange rate fluctuations on the net assets of the companies located abroad after the elimination of intra-group balances and transactions. They also include exchange rate differences resulting from intra-group monetary items considered part of the net investment in a foreign subsidiary, and the impact of the restatement of financial statements of companies in hyperinflationary economies.

The Group took an exemption that allows all translation differences generated up to the IFRS transition date to be reset to zero, with the impact on prior years recognized as retained earnings.

The breakdown of the accumulated contribution of translation differences at December 31 is as follows:

Millions of euros	2012	2011 (*)	2010 (*)
Telefónica Latin America	(2,116)	(558)	886
Telefónica Europe	(1,666)	(1,973)	(2,160)
Other adjustments and intra-group eliminations	153	368	331

Total Telefónica Group	(3,629)	(2,163)	(943)

(*)	revised 2011 and 2010 to present, for comparative purposes , the new structure.

e) Treasury share instruments

At December 31, 2012, 2011 and 2010, Telefónica Group companies held the following shares in the Telefónica, S.A. parent company:

		Euros per share
	Number of shares	Acquisition price	Trading price	Market value*	%
Treasury shares at 12/31/12	47,847,810	10.57	10.19	488	1.05136%
Treasury shares at 12/31/11	84,209,364	15.68	13.39	1,127	1.84508%
Treasury shares at 12/31/10	55,204,942	17.01	16.97	937	1.20957%

(*)	Millions of euros

Telefónica, S.A. directly owns all treasury shares in the Group, except 1 share that is held by Telefónica Móviles Argentina, S.A. at December 31, 2012 and 2011 (16,896 treasury shares held by Telefónica Móviles Argentina, S.A. at December 31, 2010).

Telefónica, S.A.    53

2012 Consolidated Financial Statements

In 2010, 2011 and 2012 the following transactions involving treasury shares were carried out:

Number of shares
Treasury shares at 12/31/09	6,329,530

Acquisitions	52,650,000
Disposals	(810,151)
Employee share option plan (Note 20.a)	(2,964,437)

Treasury shares at 12/31/10	55,204,942

Acquisitions	55,979,952
Disposals	(24,075,341)
Employee share option plan (Note 20.a)	(2,900,189)

Treasury shares at 12/31/11	84,209,364

Acquisitions	126,489,372
Disposals	(76,569,957)
Employee share option plan (Note 20.a)	(2,071,606)
Capital reduction	(84,209,363)

Treasury shares at 12/31/12	47,847,810

The amount paid to acquire treasury shares in 2012 was 1,346 million euros (822 million euros and 897 million euros in 2011 and 2010, respectively).

On May 25, 2012, pursuant to the resolutions adopted in the General Shareholders’ Meeting of May 14, 2012, capital was reduced by redeeming 84,209,363 treasury shares, thereby reducing this caption by 1,321 million euros.

Treasury shares disposed of in 2012, 2011 and 2010 amounted to 801 million euros, 445 million euros and 14 million euros, respectively. The main sales of treasury shares in 2012 are as follows:

In November 2012, Telefónica submitted an offer to acquire and redeem the preferred shares that it had indirectly issued in 2002 through its subsidiary Telefónica Finance USA, LLC totalling 2,000 million euros. The offer entailed acquiring these shares at their face value unconditionally and irrevocably subject to the simultaneous reinvestment in Telefónica, S.A. shares and the subscription of newly issued debentures, in the following percentages:

a) 40% of the amount in treasury shares of Telefónica, S.A.

b) 60% of the amount in the subscription of debentures at a face value of 600 euros, issued at par, the characteristics of which are described in Note 13.

The offer was accepted by 97% of the holders of the preferred shares accepted the offer, and therefore 76,365,929 treasury shares with a carrying amount of 815 million euros (exchange value of 776 million euros) were delivered, which are included under “Disposals” in 2012.

In addition to these disposals, on July 27, 2012, Group employees received 2,071,606 shares upon maturity of the first phase of the Global Employee Share Plan (GESP). In December 2012, the second phase of the GESP started, and 116,443 treasury shares have been earmarked to meet the demand for shares of employees that have adhered to this plan (see Note 20).

Disposals in 2011 included 371 million euros related to the strategic alliance with China Unicom.

Also in 2011, following the end of the third phase of the Performance Share Plan (see Note 20.a), a total of 2,446,104 treasury shares were added, corresponding to two derivative financial instruments arranged by the Company to meet its obligations to deliver treasury shares to managers and executives. A net 2,900,189 shares (33 million euros) was finally delivered. The fourth phase expired on June 30, 2012, with no shares being awarded.

At December 31, 2012, 2011 and 2010, Telefónica held 178 million, 190 million and 160 million purchase options on treasury shares, respectively, subject to physical settlement.

The Company also has a derivative financial instrument on approximately 28 million Telefónica shares, subject to net settlement, recognized under “Current financial assets” of the accompanying consolidated statement of financial position (26 million euros in 2011 recognized under “Current interest-bearing debt”).

Telefónica, S.A.    54

2012 Consolidated Financial Statements

f) Non-controlling interests

“Non-controlling interests” represents the share of non-controlling interests in the equity and income or loss for the year of fully consolidated Group companies. The movements in this heading of the 2012, 2011 and 2010 consolidated statement of financial position are as follows:

Millions of euros	Balance at 12/31/11	Sales of non- controlling interests and inclusion of companies	Profit/(loss) for the year	Change in translation differences	Acquisitions of non-controlling interests and exclusion of companies	Dividends paid	Other movements	Balance at 12/31/12
Telefónica Czech Republic, a.s.	940	—	66	27	(113)	(107)	—	813
Telefónica Chile, S.A.	21	—	2	—	—	(2)	(1)	20
Telefónica Brasil, S.A.	4,745	—	454	(478)	(12)	(331)	(5)	4,373
Telefónica Deutschland Holding, A.G.	—	2,043	41	—	—	—	—	2,084
Fonditel Entidad Gestora de Fondos de Pensiones, S.A.	23	—	2	—	—	(1)	—	24
Colombia Telecomunicaciones, S.A., ESP	—	—	(93)	(138)	(116)	—	208	(139)
Other	18	—	3	5	(2)	(1)	2	25

Total	5,747	2,043	475	(584)	(243)	(442)	204	7,200

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2012 Consolidated Financial Statements

Millions of euros	Balance at 12/31/10	Sales of non- controlling interests and inclusion of companies	Profit/(loss) for the year	Change in translation differences	Acquisitions of non-controlling interests and exclusion of companies	Dividends paid	Other movements	Balance at 12/31/11
Telefónica Czech Republic, a.s.	1,033	—	95	(25)	—	(161)	(2)	940
Telefónica Chile, S.A.	23	—	2	(1)	—	(3)	—	21
Telefónica Brasil, S.A.	6,136	—	864	(345)	(539)	(710)	(661)	4,745
Fonditel Entidad Gestora de Fondos de Pensiones, S.A.	22	—	2	—	—	(1)	—	23
Iberbanda, S.A.	2	—	(4)	—	2	—	—	—
Colombia Telecomunicaciones, S.A., ESP	—	—	(175)	—	—	—	175	—
Other	16	—	—	3	(2)	(1)	2	18

Total	7,232	—	784	(368)	(539)	(876)	(486)	5,747

Millions of euros	Balance at 12/31/09	Sales of non- controlling interests and inclusion of companies	Profit/(loss) for the year	Change in translation differences	Acquisitions of non-controlling interests and exclusion of companies	Dividends paid	Other movements	Balance at 12/31/10
Telefónica Czech Republic, a.s.	1,044	—	88	57	—	(156)	—	1,033
Telefónica Chile, S.A.	22	—	3	3	—	(1)	(4)	23
Telesp Participaçoes, S.A.	542	—	131	69	—	(105)	(7)	630
Brasilcel (participaciones)	885	4,304	224	258	—	(171)	6	5,506
Fonditel Entidad Gestora de Fondos de Pensiones, S.A.	23	—	2	—	—	(3)	—	22
Iberbanda, S.A.	6	—	(4)	—	—	—	—	2
Colombia Telecomunicaciones, S.A., ESP	—	—	(540)	—	—	—	540	—
Other	18	6	1	3	(3)	(4)	(5)	16

Total	2,540	4,310	(95)	390	(3)	(440)	530	7,232

2012

In 2012, “Disposal of investments and inclusion of companies” reflects the effect of the public offering of shares in Telefónica Deutschland Holding, A.G. This share offering, which totalled 23.17% of capital, entailed non-controlling interests of 2,043 million euros. The heading also includes the impact of the corporate reorganization agreement in the fixed and mobile businesses in Colombia, with an impact of 116 million euros (see Note 2).

Also noteworthy were the dividends declared in the year by Telefónica Czech Republic, a.s. and Telefónica Brasil, S.A.

2011

The movement in 2011 includes the exchange of Telesp shares for Vivo Participações shares, which resulted in a net decrease of 661 million euros (see Note 5), included under “Other movements.”

“Acquisitions of non-controlling interests and exclusion of companies” includes the impact of the tender offer for the voting shares of Vivo Participaçoes, S.A. held by non-controlling interests representing, approximately, 3.8% of its capital stock. After its execution, Telefónica acquired an additional 2.7% of the Brazilian company’s capital stock for 539 million euros, for a total stake of 62.3% (Note 5).

Also noteworthy were the dividends declared in the year by Telefónica Czech Republic, a.s. and Telefónica Brasil, S.A.

“Other movements” includes the impact of the agreement signed with the holders of non-controlling interests in Colombia Telecomunicaciones, S.A., ESP (see Note 3.r).

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2012 Consolidated Financial Statements

2010

As disclosed in Note 5, the Group availed itself of the option to measure the non-controlling interests of Vivo Participaçoes, S.A. at fair value at the date of acquisition (see Note 3.c) in the amount of 5,290 million euros, which has resulted in an increase in non-controlling interests of 4,304 million euros, net of the amount of the previously existing non-controlling interests.

Similarly, the activity in 2010 reflected the allocation to non-controlling interests of the losses incurred by Colombia Telecomunicaciones, S.A., ESP, as described in Note 17, in the amount of 414 million euros.

“Other movements” includes the impact of the agreement signed with the holders of non-controlling interests in Colombia Telecomunicaciones, S.A., ESP (see Note 3.r).

Also noteworthy was the impact of the dividends paid during that year by Brasilcel, N.V., Telefónica Czech Republic, a.s. and Telesp Participaçoes, S.A.

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2012 Consolidated Financial Statements

Note 13. Financial assets and liabilities

1.- Financial assets

The breakdown of financial assets of the Telefónica Group at December 31, 2012 and 2011 is as follows:

December 31, 2012
	Fair value through profit or loss				Measurement hierarchy
Millions of euros	Held for trading	Fair value option	Available-for- sale	Hedges	Level 1 (Quoted prices)	Level 2 (Other directly observable market inputs)	Level 3 (Inputs not based on observable market data)	Held-to-maturity investments	Rest of financial assets at amortized cost	Total carrying amount	Total fair value
Non-current financial assets	2,072	424	1,093	2,145	791	4,943	—	164	3,441	9,339	8,961

Investments	—	—	586	—	498	79	9	—	—	586	586
Long-term credits	—	424	516	4	231	713	—	68	1,928	2,940	2,468
Deposits and guarantees	—	—	—	—	—	—	—	96	1,890	1,986	1,694
Derivative instruments	2,072	—	—	2,141	62	4,151	—	—	—	4,213	4,213
Impairment losses	—	—	(9)	—	—	—	(9)	—	(377)	(386)	—

Current financial assets	462	133	61	89	313	415	17	720	10,254	11,719	11,647

Financial investments	462	133	61	89	313	415	17	720	407	1,872	1,800
Cash and cash equivalents	—	—	—	—	—	—	—	—	9,847	9,847	9,847

Total financial assets	2,534	557	1,154	2,234	1,104	5,358	17	884	13,695	21,058	20,608

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2012 Consolidated Financial Statements

December 31, 2011
	Fair value through profit or loss				Measurement hierarchy
Millions of euros	Held for trading	Fair value option	Available-for- sale	Hedges	Level 1 (Quoted prices)	Level 2 (Other directly observable market inputs)	Level 3 (Inputs not based on observable market data)	Held-to-maturity investments	Rest of financial assets at amortized cost	Total carrying amount	Total fair value
Non-current financial assets	1,574	273	1,310	2,720	663	5,213	1	3	2,798	8,678	8,673

Investments	—	—	680	—	588	91	1	—	—	680	680
Long-term credits	—	273	630	—	36	867	—	3	1,322	2,228	2,223
Deposits and guarantees	—	—	—	—	—	—	—	—	1,875	1,875	1,476
Derivative instruments	1,574	—	—	2,720	39	4,255	—	—	—	4,294	4,294
Impairment losses	—	—	—	—	—	—	—	—	(399)	(399)	—

Current financial assets	165	171	518	225	498	537	44	657	5,024	6,760	6,760

Financial investments	165	171	518	225	498	537	44	657	889	2,625	2,625
Cash and cash equivalents	—	—	—	—	—	—	—	—	4,135	4,135	4,135

Total financial assets	1,739	444	1,828	2,945	1,161	5,750	45	660	7,822	15,438	15,433

The calculation of the fair values of the Telefónica Group’s debt instruments required an estimate, for each currency and counterparty, of a credit spread curve using the prices of the Group’s bonds and credit derivatives.

Derivatives are measured using the valuation techniques and models normally used in the market, based on money-market curves and volatility prices available in the market.

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2012 Consolidated Financial Statements

a) Non-current financial assets

The movement in items composing “Non-current financial assets” and the related impairment allowances at December 31, 2012 and 2011 are as follows:

Millions of euros	Investments	Long-term credits	Deposits and guarantees	Derivative financial assets	Impairment losses	Total
Balance at 12/31/10	597	2,938	1,680	2,566	(375)	7,406

Acquisitions	—	936	425	224	(11)	1,574
Disposals	(12)	(873)	(207)	—	1	(1,091)
Translation differences	(1)	(45)	(53)	34	1	(64)
Fair value adjustments	(160)	18	2	1,721	—	1,581
Transfers	256	(746)	28	(251)	(15)	(728)

Balance at 12/31/11	680	2,228	1,875	4,294	(399)	8,678

Acquisitions	91	982	454	395	12	1,934
Disposals	(139)	(667)	(185)	(24)	—	(1,015)
Exclusion of companies	—	70	(38)	—	4	36
Translation differences	2	(33)	(173)	39	(4)	(169)
Fair value adjustments	(48)	6	17	(172)	1	(196)
Transfers	—	354	36	(319)	—	71

Balance at 12/31/12	586	2,940	1,986	4,213	(386)	9,339

“Investments” includes the fair value of investments in companies where Telefónica does not exercise significant control and for which there is no specific disposal plan for the short term (see Note 3.i).

Among these is the Telefónica Group’s shareholding in Banco Bilbao Vizcaya Argentaria, S.A. (BBVA) since 2000 of 317 million euros (326 million euros at December 31, 2011), representing 0.81% of its share capital. In 2011, the Telefónica Group wrote down the value of its investment in BBVA by 80 million euros.

Acquisitions in 2012 primarily relate to the investment in Amerigó (the Group’s venture capital fund for investment in innovation projects), for 40 million euros.

In 2011, the direct stake in Portugal Telecom and the shares assigned to equity swaps contracts arranged in 2010 were transferred to “Equity investments.” The amount transferred was 256 million euros.

In 2012, economic exposure to Portugal Telecom was reduced via partial disposals, which generated a loss of 5 million euros. In 2011, gains on sales amounted to 184 million euros (see Note 19).

Disposals in 2012 also include the full divestment of the stakes in Zon Multimedia and in Amper.

Given the poor situation of financial markets, at year-end the Group assessed the securities in its portfolio of listed available-for-sale assets individually for impairment. The analysis did not uncover the need to recognize any significant additional impairment losses.

“Long-term credits” includes mainly the investment of the net level premium reserves of the Group’s insurance companies, primarily in fixed-income securities, amounting to 1,055 million euros and 894 million euros at December 31, 2012 and 2011, respectively, and long-term prepayments of 154 million euros and 149 million euros at December 31, 2012 and 2011, respectively.

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2012 Consolidated Financial Statements

Additions to “Long-term credits” reflect the 208 million euros increase in the loan extended to Telco in 2011, for 600 million euros. At December 31, 2012, the total loan amount was 808 million euros (see Note 9). The amount drawn down is recognized as non-current pursuant to expectations of recovery at the reporting date.

“Deposits and guarantees” consists mainly of balances to cover guarantees and stood at 1,986 million euros at December 31, 2012 (1,875 million euros at December 31, 2011). These deposits will decrease as the respective obligations they guarantee are reduced.

“Derivative financial assets” includes the fair value of economic hedges whose maturity is 12 months or greater of assets or liabilities in the consolidated statement of financial position, as part of the Group’s financial risk-hedging strategy (see Note 16).

b) Current financial assets

This heading in the accompanying consolidated statement of financial position at December 31, 2012 and 2011 primarily includes the following items:

•

Investments in financial instruments recognized at fair value to cover commitments undertaken by the Group’s insurance companies, amounting to 391 million euros at December 31, 2012 (171 million euros at December 31, 2011). The maturity schedule for these financial assets is established on the basis of payment projections for the commitments.

•

Derivative financial assets with a short-term maturity or not used to hedge non-current items in the consolidated statement of financial position, which amounted to 316 million euros in 2012 (385 million euros in 2011). The variation in the balance between the two years was due to exchange- and interest-rate fluctuations (see Note 16).

•	Short-term deposits and guarantees amounting to 95 million euros at December 31, 2012 (87 million euros at December 31, 2011).

•	Financing extended to Telco, S.p.A. in 2011, for 600 million euros, which was refinanced in 2012 and transferred to the non-current (see Note 9).

•	Current investments of cash surpluses which, given their characteristics, have not been classified as “Cash and cash equivalents.”

Current financial assets that are highly liquid and have maturity periods of three months or less from the date contracted , and present an insignificant risk of value changes, are recorded under “Cash and cash equivalents” on the accompanying consolidated statement of financial position.

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2012 Consolidated Financial Statements

2.- Financial liabilities

The breakdown of financial liabilities at December 31, 2012 and the corresponding maturities schedule is as follows:

	Current	Non-current
Millions of euro Maturity	2013 (*)	2014	2015 (*)	2016	2017	Subsequent years	Non-current total	Total
Debentures and bonds	6,357	4,831	4,312	6,596	4,876	17,170	37,785	44,142
Promissory notes & commercial paper	1,128	—	—	—	—	—	—	1,128
Other marketable debt securities	—	—	—	—	—	59	59	59

Total Issues	7,485	4,831	4,312	6,596	4,876	17,229	37,844	45,329

Loans and other payables	2,569	2,824	6,750	2,925	1,050	2,017	15,566	18,135
Other financial liabilities (Note 16)	191	195	357	253	367	2,026	3,198	3,389

TOTAL	10,245	7,850	11,419	9,774	6,293	21,272	56,608	66,853

(*)	The figures of 2013 and 2015 include 500 million euros of expected early redemptions for each of the years, based on potential improvement of financial market conditions.

•

The estimate of future interest that would accrue on these financial liabilities held by the Group at December 31, 2012 is as follows: 2,531 million euros in 2013, 2,381 million euros in 2014, 2,122 million euros in 2015, 1,842 million euros in 2016, 1,537 million euros in 2017 and 8,088 million euros in years after 2017. For floating rate financing, the Group mainly estimates future interest using the forward curve of the various currencies at December 31, 2012.

•

The amounts shown in this table take into account the fair value of derivatives classified as financial liabilities (i.e., those with a negative mark-to-market) and exclude the fair value of derivatives classified as current financial assets, for 316 million euros, and those classified as non-current, for 4,213 million euros (i.e., those with a positive mark-to-market).

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2012 Consolidated Financial Statements

The composition of these financial liabilities, by category, at December 31, 2012 and 2011 is as follows:

December 31, 2012
	Fair value through profit or loss			Measurement hierarchy
Millions of euros	Held for trading	Fair value option	Hedges	Level 1 (Quoted prices)	Level 2 (Other directly observable market inputs)	Level 3 (Inputs not based on observable market data)	Liabilities at amortized cost	Total carrying amount	Total fair value
Issues	—	—	—	—	—	—	45,329	45,329	49,956
Loans and other payables	1,774	—	1,615	113	3,276	—	18,135	21,524	21,874
Total financial liabilities	1,774	—	1,615	113	3,276	—	63,464	66,853	71,830

December 31, 2011
	Fair value through profit or loss			Measurement hierarchy
Millions of euros	Held for trading	Fair value option	Hedges	Level 1 (Quoted prices)	Level 2 (Other directly observable market inputs)	Level 3 (Inputs not based on observable market data)	Liabilities at amortized cost	Total carrying amount	Total fair value
Issues	—	—	—	—	—	—	42,239	42,239	42,203
Loans and other payables	1,246	—	1,203	78	2,371	—	21,623	24,072	21,961

Total financial liabilities	1,246	—	1,203	78	2,371	—	63,862	66,311	64,164

The calculation of the fair values of the Telefónica Group’s debt instruments required an estimate, for each currency and subsidiary, of the credit spread curve using the prices of the Group’s bonds and credit derivatives.

At December 31, 2012, some of the financing arranged by Telefónica Group companies in Latin America (Brazil, Colombia and Chile) was subject to compliance with certain financial covenants, which amount to approximately 4% of the Telefónica Group’s gross debt. To date, these covenants are being met. Due to the absence of cross-defaults, breach of the convenants would not affect the debt at the holding company level.

Part of the amount owed by Telefónica Group includes restatements to amortized cost at December 31, 2012 and 2011 as a result of fair value interest rate and exchange rate hedges.

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2012 Consolidated Financial Statements

a) Issues

The movement in issues of debentures, bonds and other marketable debt securities in 2012 and 2011 is as follows:

Millions of euros	Debenture issues	Short-term promissory notes and commercial paper	Other non-Current Marketable debt securities	Total
Balance at 12/31/10	35,993	1,728	1,971	39,692

New issues	4,583	166	—	4,749
Redemptions, conversions and exchanges	(3,235)	(66)	—	(3,301)
Changes in consolidation scope	—	—	—	—
Revaluation and other movements	1,080	5	14	1,099

Balance at 12/31/11	38,421	1,833	1,985	42,239

New issues	8,090	284	—	8,374
Redemptions, conversions and exchanges	(2,376)	(996)	(1,941)	(5,313)
Changes in consolidation scope	—	—	—	—
Revaluation and other movements	7	7	15	29

Balance at 12/31/12	44,142	1,128	59	45,329

Bonds and other marketable debt securities

At December 31, 2012, the nominal amount of outstanding debentures and bonds issues was 42,411 million euros (35,958 million euros at December, 31, 2011). Appendix II presents the characteristics of all outstanding debentures and bond issues at year-end 2012 and 2011, as well as the significant issues made in each year.

During 2012, Telefónica, S.A. has repurchased bonds issued by Telefónica Emisiones. S.A.U. and Telefonica Europe, B.V. up to 606 million euros (159 million euros accumulated at the end of 2011).

Telefónica, S.A. has a full and unconditional guarantee on issues made by Telefónica Emisiones, S.A.U., Telefónica Finanzas México, S.A. de C.V. and Telefonica Europe, B.V., all of which are, directly or indirectly, wholly-owned subsidiaries of Telefónica, S.A.

Short-term promissory notes and commercial paper

At December 31, 2012, Telefonica Europe, B.V., had a program for issuance of commercial paper, guaranteed by Telefónica, S.A., for up to 2,000 million euros. The outstanding balance of commercial paper issued under this program at December 31, 2012 was 768 million euros, issued at an average interest rate of 0.78% for 2012 (1,596 million issued in 2011 at an average rate of 1.50%).

At December 31, 2012, Telefónica, S.A. had a corporate promissory note program for 500 million euros, which can be increased to 2,000 million euros, with an outstanding balance at that date of 331 million euros (87 million euros at December 31, 2011).

On December 13, 2010, Telefónica Móviles, S.A. (Peru) registered a commercial paper program for up to 150 million US dollars (approximately 114 million euros). The outstanding balance of commercial paper issued under this program at December 31, 2012 was 32 million US dollars, equivalent to approximately 24 million euros (13 million US dollars at December 31, 2011).

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2012 Consolidated Financial Statements

On December 20, 2010, Telefónica de Perú, S.A.A. registered a commercial paper program for an equivalent of up to 150 million US dollars (approximately 114 million euros). At December 31, 2012, no amount had been drawn under this program.

Other long-term marketable debt securities

On October 31, 2012, an offer to purchase the preferred securities of Telefónica Finance USA, LLC. was launched. Holders accepting such offer will receive, concurrently and in connection with, Telefónica’s ordinary shares and they will subscribe new debt securities of Telefónica. As a result of this offer, on November 29, 2012, the Group purchased 1,941,235 preferred securities (representing 97.06% of total). The remaining 58,765 preferred securities are reflected in this caption (at December 31, 2012 the outstanding balance was 59 million euros). The securities accrue interest at Euribor at 3 months, plus a 4% spread (effective annual rate) payable quarterly.

b) Interest-bearing debt

The average interest rate on outstanding loans and other payables at December 31, 2012 was 4.04% (4.04% in 2011). This percentage does not include the impact of hedges arranged by the Group.

The main financing transactions included under “Interest-bearing debt” outstanding at December 31, 2012 and 2011 and their nominal amounts are provided in Appendix IV.

Interest-bearing debt arranged or repaid in 2012 and 2011 mainly includes the following:

•

In accordance with the agreed maturity schedule, on December 14, 2012 tranche D of Telefonica Europe, B.V.‘s syndicated loan arranged on October 31, 2005 fell due. The outstanding balance upon maturity was 2,658 million euros.

•

On December 12, 2012, the syndicated arranged between Atento Inversiones y Teleservicios, S.A.U. and its subsidiaries Atento, N.V. and Atento Teleservicios España, S.A.U. on March 29, 2011 was repaid in advance and fully cancelled. The outstanding balance upon maturity was 207 million euros.

•

In September 2012, Colombia Telecomunicaciones, S.A. ESP refinanced part of its debt, repaying, inter alia, the loan arranged in 2009 for 310,000 million Colombian pesos (equivalent to 123 million euros) and entering into new bilateral arrangements, including a 600,000 million pesos loan (257 million euros) and a 318,475 million pesos loan (137 million euros), both maturing in 2019. These arrangements have improved the company’s average debt maturity.

•

On September 13, 2012, Vivo, S.A. drew down 798 million reais (approximately 319 million euros) of the 3,031 million reais loan arranged with BNDES on September 20, 2011. At December 31, 2012 the principal on this loan stood at 1,802 million reais (approximately 668 million euros).

•

On August 28, 2012, Telefonica Europe, B.V. signed a financing agreement with China Development Bank (CDB) and Industrial and Commercial Bank of China (IDBC) amounting to 1,200 million US dollars (approximately 910 million euros), maturing in 2023. No amounts had been drawn down on this loan at December 31, 2012.

•

On July 30, 2012, Telefónica Czech Republic, a.s.‘s 115 million euros loan, arranged in 1997, fell due. On the same date, the company secured a bridge loan of 2,100 million Czech crowns (approximately 83 million euros), maturing in October 2012. Subsequently, on September 27, 2012, the company signed a syndicated loan of 3,000 million crowns (119 million euros), maturing on September 27, 2016. Funds from this loan were partially used to repay the bridge loan upon its maturity.

•

On May 15, 2012, Telefónica Móviles Colombia, S.A. repaid, in advance, the financing received from the International Development Bank (IDB) on December 20, 2007. The outstanding balance at that date amounted to 273 million US dollars (equivalent to 210 million euros).

•

In April 2012, the Colombian government and Colombia Telecomunicaciones, S.A. ESP (a company 52% owned by the Telefónica Group and 48% by the Colombian government) signed a definitive agreement to restructure their wireline and wireless businesses in Colombia. These agreements include, inter alia, the assumption by the Colombian government of the 48% of the payment obligations not yet due of Colombia Telecomunicaciones, S.A. ESP to PARAPAT (the consortium which owns the telecommunications assets and manages the pension funds for the entities that comprise the National Telecommunications Operator). Pursuant to these agreements, the net financial debt which is fully consolidated in the Telefónica Group’s financial statements decreased by approximately 1,499 million euros (Note 2).

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2012 Consolidated Financial Statements

•

On March 2, 2012, a deal was signed to refinance the two tranches maturing on December 14, 2012 (Tranche D) and December 13, 2013 (Tranche E) of the syndicated loan with Telefonica Europe, B.V., totaling up to 18,500 million pounds sterling entered into on October 31, 2005. As a result: As a result: (a) Telefonica Europe, B.V. entered into a syndicated loan for 633 million pounds sterling (tranche D1), available as from December 14, 2012 and maturing on December 14, 2015 (this loan was converted to euros on December 14, 2012 and had an outstanding balance of 801 million euros at year-end 2012); (b) Telefónica, S.A. arranged a syndicated loan for 729 million pounds sterling (tranche D2) available as from December 14, 2012 and maturing on December 14, 2015 (this loan was converted to euros on December 14, 2012 and had an outstanding balance of 923 million euros at year-end 2012); (c) Telefonica Europe, B.V. arranged a syndicated loan for 756 million euros (tranche E1) available as from March 2, 2012 and maturing on March 2, 2017, of which no amounts were drawn down in 2012; and a syndicated loan to Telefonica Europe, B.V. of 1,469 million pounds sterling (tranche E2), available as from December 13, 2013 and maturing on March 2, 2017.

•	On February 27, 2012, Telefónica, S.A. signed a bilateral loan agreement totaling 200 million euros and maturing on February 27, 2015. At December 31, 2012 this loan was drawn down in full.

•

On January 5, 2012, Telefonica Europe, B.V. signed a financing agreement with China Development Bank (CDB) for 375 million US dollars (approximately 284 million euros) maturing in 2022. This loan was fully drawn down at December 31, 2012.

•

On December 12, 2011, the 300 million euros loan facility arranged between Telefónica Finanzas, S.A.U. and the European Investment Bank (EIB) matured as scheduled. This loan was guaranteed by Telefónica, S.A.

•	On October 31, 2011, Telefónica Brasil, S.A. took out a loan with Banco do Brasil (BNB) for 150 million US dollars (equivalent to approximately 114 million euros).

•	On June 28, 2011, the 6,000 million euros syndicated loan facility arranged by Telefónica, S.A. on June 28, 2005 matured as scheduled. The outstanding balance upon maturity was 300 million euros.

•	On June 21, 2011, the syndicated loan facility arranged by Telefónica Móviles Chile, S.A. on October 28, 2005 for 150 million US dollars (equivalent to 116 million euros) matured as scheduled.

•

On May 12, 2011 Telefónica, S.A. signed an amendment to the syndicated loan agreement entered into on July 28, 2010 whereby it was agreed that, in exchange for the additional payment of certain fees and an upward adjustment to applicable interest rates, of the 5,000 million euros that were initially set to mature in July 2013, 2,000 million euros would be extended for another year, i.e. until July 2014, and another 2,000 million euros for a further three years, i.e. until July 2016. At December 31, 2012, this syndicated loan had been drawn down by 8,000 million euros (8,000 million euros at December 31, 2011).

•

On May 3, 2011, Telefónica, S.A. entered into a long-term credit facility for an aggregate amount of 376 million US dollars at a fixed rate with the guarantee of the Finnish Export Credits Guarantee Board (Finnvera). This credit facility is structured into four tranches: a tranche of 94 million US dollars maturing on January 30, 2020, another of 90 million US dollars maturing on July 30, 2020, a third of 94 million US dollars maturing on January 30, 2021, and a fourth of 98 million US dollars maturing on July 30, 2021. During 2012 the credit facility had been drawn down by 184 million US dollars from first and second tranche and a prepayment of 6 million US dollars was made. At December 31, 2012, the outstanding balance of this credit facility amounted to 178 million US dollars (equivalent to 135 million euros).

•	On January 5, 2011, the syndicated loan facility arranged by Telefónica Móviles Chile, S.A. on December 29, 2005 for 180 million dollars (equivalent to 138 million euros) matured as scheduled.

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2012 Consolidated Financial Statements

During 2012, Vivo, S.A. paid the installments foreseen in the repayment schedule for the financing arranged with BNDES on August 9, 2007, for an aggregate amount of 307 million Brazilian reais (equivalent to approximately 123 million euros) and the repayment schedule for the financing arranged by Telefónica Brasil, S.A. with BNDES on October 29, 2007, for an aggregate amount of 407 million Brazilian reais (equivalent to approximately 162 million euros). At December 31, 2012, the outstanding nominal principal on those loans were 562 and 983 million reais (equivalent to approximately 208 and 365 million euros, respectively).

At December 31, 2012, the Telefónica Group had total unused credit facilities from various sources amounting to approximately 11,597 million euros (approximately 10,119 million euros at December 31, 2011).

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2012 Consolidated Financial Statements

Loans by currency

The breakdown of loans by currency at December 31, 2012 and 2011, along with the equivalent value of foreign-currency loans in euros, is as follows:

	Outstanding balance (in millions)
	Currency		Euros
Currency	12/31/12	12/31/11	12/31/12	12/31/11
Euros	11,681	13,099	11,681	13,099
US dollars	2,432	2,520	1,843	1,947
Brazilian reais	3,524	4,014	1,307	1,545
Argentine pesos	510	764	79	137
Colombian pesos	1,809,200	9,035,173	2,459	3,594
Yen	14,925	14,916	131	149
Chilean peso	76,742	106,284	121	158
New soles	335	853	100	245
Pounds sterling	172	552	211	661
Czech crown	3,019	49	120	2
Other currencies	—	—	83	86

Total Group	N/A	N/A	18,135	21,623

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2012 Consolidated Financial Statements

Note 14. Trade and other payables

The composition of “Trade and other payables” is as follows:

	12/31/2012		12/31/2011
Millions of euros	Non-current	Current	Non-current	Current
Trade payables	—	8,719	—	8,888
Advances received on orders	—	72	—	77
Other payables	1,749	6,247	1,620	6,684
Deferred income	392	1,540	472	1,766
Payable to associates (Note 9)	—	511	—	440

Total	2,141	17,089	2,092	17,855

“Deferred income” principally includes the amount of connection fees not yet recognized in the income statement, customer loyalty programs, and advance payments received on pre-pay contracts.

At December 31, 2012, non-current “Other payables” mainly comprises the deferred portion of the payment for acquiring, in 2010, the spectrum use license in Mexico, for an equivalent of 995 million euros (878 million euros at December 31, 2011).

The detail of current “Other payables” at December 31, 2012 and 2011 is as follows:

Millions of euros	Balance at 12/31/2012	Balance at 12/31/2011
Dividends payable by Group companies	183	241
Payables to suppliers of property, plant and equipment	3,994	4,393
Accrued employee benefits	719	728
Other non-financial non-trade payables	1,351	1,322
Total	6,247	6,684

Information on deferred payments to suppliers of Spanish companies (Third additional provision, “Information requirement” of Law 15/2010 of July 5)

The Telefónica Group’s Spanish companies have adapted their internal processes and payment schedules to the provisions of Law 15/2010, establishing measures against late payment in commercial transactions. Engagement conditions with commercial suppliers in 2012 included payment periods of up to 75 days (85 days in 2011), as laid down in said law.

For reasons of efficiency and in line with general business practice, the Telefónica Group’s companies in Spain have defined payment schedules with suppliers, whereby payments are made on set days. For the main companies, payments are made three times a month. Invoices falling due between two payment days are settled on the following payment date in the schedule.

Payments to Spanish suppliers in 2012 and 2011 surpassing the established legal limit were the result of circumstances or incidents beyond the payment policies, mainly the closing of agreements with suppliers over the delivery of goods or the rendering of services, or occasional processing issues.

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2012 Consolidated Financial Statements

Information on contracts entered into after Law 15/2010 took effect that exceed the maximum period established in this law is as follows:

	2012		2011
Millions of euros	Amount	%	Amount	%
Payments within allowable period	7,633	95.1	8,361	95.2
Other	395	4.9	425	4.8

Total payments to commercial suppliers	8,028	100.0	8,786	100.0

Weighted average days past due	35		38
Deferrals at year-end that exceed the limit (*)	28		27

(*)	At the date of authorization for issue of these consolidated financial statements, the Group had processed the outstanding payments, except in cases where an agreement with suppliers was being negotiated.

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2012 Consolidated Financial Statements

Note 15. Provisions

The amounts of provisions in 2012 and 2011 are as follows:

	12/31/2012			12/31/2011
Millions of euros	Current	Non-current	Total	Current	Non-current	Total
Employee benefits:	913	4,410	5,323	807	4,999	5,806

- Termination plans	861	3,290	4,151	790	3,908	4,698
- Post-employment defined benefit plans	—	894	894	—	799	799
- Other benefits	52	226	278	17	292	309

Other provisions	738	2,654	3,392	696	2,173	2,869

Total	1,651	7,064	8,715	1,503	7,172	8,675

Employee benefits

a) Termination plans

In the last few years, the Telefónica Group has carried out early retirement plans in order to adapt its cost structure to the prevailing environment in the markets where it operates, making certain strategic decisions relating to its size and organization.

On July 29, 2003, the Ministry of Labor and Social Affairs approved a labor force reduction plan for Telefónica de España, S.A.U. through various voluntary, universal and non-discriminatory programs, which were announced on July 30, 2003. The plan concluded on December 31, 2007, with 13,870 employees taking part for a total cost of 3,916 million euros. Provisions recorded for this plan at December 31, 2012 and 2011 amounted to 1,037 and 1,404 million euros, respectively.

On July 14, 2011, the Ministry of Labor and Social Affairs approved a new labor force reduction plan for Telefónica de España, S.A.U. that included up to 6,500 net job losses in the period from 2011 to 2013, through various voluntary, universal and non-discriminatory programs.

In 2011, the Group recognized the estimated cost of payments for the program using updated and actuarial criteria based on a high quality market interest rate curve, in the amount of 2,671 million euros. This amount was included under “Personnel expenses” in the consolidated income statement (see Note 2).

In 2012, the period for adhering to the plan was closed, with a total of 6,830 requests being received (2,359 requests in 2011). At December 31, 2012, the provision for this plan amounted to 2,614 million euros (2,727 million euros at December 31, 2011).

Furthermore, the Group had recorded provisions totalling 500 million euros (567 million euros at December 31, 2011) for other planned adjustments to the workforce and plans prior to 2003.

The companies bound by these commitments calculated provisions required at 2012 and 2011 year-end using actuarial assumptions pursuant to current legislation, including the PERM/F- 2000 C mortality tables and a variable interest rate based on high quality market yield curves.

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2012 Consolidated Financial Statements

The movement in provisions for post-employment plans in 2012 and 2011 is as follows:

Millions of euros	Total
Provisions for post employment plans at 12/31/10	2,756

Additions	2,787
Retirements/amount applied	(936)
Transfers	(29)
Translation differences and accretion	120

Provisions for post employment plans at 12/31/11	4,698

Additions	36
Retirements/amount applied	(841)
Transfers	31
Exclusion of companies	(1)
Translation differences and accretion	228

Provisions for post employment plans at 12/31/12	4,151

The discount rate used for these provisions at December 31, 2012, was 0.85%, with an average length of the plans of 3.87 years.

b) Post-employment defined benefit plans

The Group has a number of defined-benefit plans in the countries where it operates. The following tables present the main data of these plans:

12/31/2012
	Spain		Rest of Europe		Latin America
Millions of euros	ITP	Survival	UK	Germany	Brazil	Other	Total
Obligation	395	259	1,139	81	298	85	2,257
Assets	—	—	(1,191)	(76)	(225)	(6)	(1,498)
Net provision before asset ceiling	395	259	(52)	5	73	79	759
Asset ceiling	—	—	—	—	54	—	54
Net provision	395	259	9	7	145	79	894
Net assets	—	—	61	2	18	—	81

12/31/2011
	Spain		Rest of Europe		Latin America
Millions of euros	ITP	Survival	UK	Germany	Brazil	Other	Total
Obligation	412	242	976	55	298	18	2,001
Assets	—	—	(971)	(79)	(235)	(7)	(1,292)
Net provision before asset ceiling	412	242	5	(24)	63	11	709
Asset ceiling	—	—	—	17	51	—	68
Net provision	412	242	5	2	127	11	799
Net assets	—	—	—	9	13	—	22

Telefónica, S.A.    72

2012 Consolidated Financial Statements

The movement in the present value of obligations in 2012 and 2011 is as follows:

	Spain		Rest of Europe		Latin America
Millions of euros	ITP	Survival	UK	Germany	Brazil	Other	Total
Present value of obligation at 12/31/10	424	208	918	57	272	13	1,892

Translation differences	—	—	29	—	(26)	1	4
Current service cost	—	9	25	3	4	1	42
Past service cost	—	—	—	—	—	—	—
Interest cost	13	7	51	2	26	2	101
Actuarial losses and gains	23	26	(27)	(7)	38	2	55
Benefits paid	(48)	(8)	(20)	—	(16)	—	(92)
Plan curtailments	—	—	—	—	—	(1)	(1)

Present value of obligation at 12/31/11	412	242	976	55	298	18	2,001

Translation differences	—	—	23	—	(31)	(1)	(9)
Current service cost	—	3	25	3	4	53	88
Past service cost	—	—	3	—	—	29	32
Interest cost	9	6	49	3	25	3	95
Actuarial losses and gains	19	18	174	21	15	2	249
Benefits paid	(45)	(10)	(18)	(1)	(13)	(15)	(102)
Plan curtailments	—	—	(93)	—	—	(4)	(97)

Present value of obligation at 12/31/12	395	259	1,139	81	298	85	2,257

Movements in the fair value of plan assets in 2012 and 2011 are as follows:

	Rest of Europe		Latin America
Millions of euros	UK	Germany	Brazil	Other	Total
Fair value of plan assets at 12/31/10	838	63	250	5	1,156

Translation differences	29	—	(21)	1	9
Expected return on plan assets	48	3	23	—	74
Actuarial losses and gains	(13)	(3)	(5)	—	(21)
Company contributions	89	16	3	1	109
Employee contributions	—	—	—	—	—
Benefits paid	(20)	—	(15)	—	(35)

Fair value of plan assets at 12/31/11	971	79	235	7	1,292

Translation differences	23	—	(22)	—	1
Expected return on plan assets	53	4	25	—	82
Actuarial losses and gains	81	(6)	(4)	—	71
Company contributions	81	—	2	—	83
Employee contributions	—	—	—	—	—
Benefits paid	(18)	(1)	(11)	(1)	(31)

Fair value of plan assets at 12/31/12	1,191	76	225	6	1,498

Telefónica, S.A.    73

2012 Consolidated Financial Statements

The amounts of actuarial gains and losses of these plans recognized directly in equity in accordance with the asset ceilings of these plans in 2012, 2011 and 2010, before non-controlling interests and before the related tax effect, are as follows:

Millions of euros	2012	2011	2010
Spain	(38)	(48)	(17)
Rest of Europe	(97)	14	(6)
Latin America	(19)	(51)	(71)

Total	(154)	(85)	(94)

The Group’s principal defined-benefit plans are:

Plans in Spain:

a. ITP: Telefónica Spain reached an agreement with its employees whereby it recognized supplementary pension payments for employees who had retired as of June 30, 1992, equal to the difference between the pension payable by the social security system and that which would be paid to them by ITP (Institución Telefónica de Previsión). Once the aforementioned supplementary pension payments had been quantified, they became fixed, lifelong and non-updateable and sixty percent (60%) of the payments are transferable to the surviving spouse, recognized as such as of June 30, 1992, and to underage children.

The amount for this provision totaled 395 million euros at December 31, 2012 (412 million euros at December 31, 2011).

b. Survival: serving employees who did not join the defined pension plan are still entitled to receive survivorship benefits at the age of 65.

The amount for this provision totaled 259 million euros at December 31, 2012 (242 million euros at December 31, 2011).

These plans do not have associated assets that qualify as “plan assets” under IAS 19.

The main actuarial assumptions used in valuing these plans are as follows:

	Survival		ITP
	12/31/2012	12/31/2011	12/31/2012	12/31/2011
Discount rate	0.091%-2.297%	0.787%-2.521%	0.091%-2.297%	0.787%-2.521%
Expected rate of salary increase	2.50%	2.50%	—	—
Mortality tables	PERM/F-2000C Combined with OM77	PERM/F-2000C Combined with OM77	90% PERM 2000C/98% PERF 2000 C	92% PERM 2000C/100% PERF 2000 C

The table below shows the sensitivity of the value of termination and post-employment obligations of Telefónica Group companies in Spain to changes in the discount rate:

+100 bp		-100 bp
Impact on value	Impact on income statement	Impact on value	Impact on income statement
-211	154	177	-122

Variations of less than -100bp are considered for terms of less than five years to prevent negative rates.

A 100bp increase in the discount rate would reduce the value of the liabilities by 211 million euros and have a positive impact on income statement of 154 million euros before tax. However, a 100bp decrease in the discount rate would increase the value of the liabilities by 177 million euros and have a negative impact on income statement of 122 million euros before tax.

The Telefónica Group actively manages this position and has arranged a derivatives portfolio to minimize the impact of changes in the discount rate (see Note 16).

Plans in the rest of Europe:

The various O2 Group companies consolidated within the Telefónica Group have defined-benefit post-employment plans, covered by qualifying assets.

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2012 Consolidated Financial Statements

The number of beneficiaries of these plans at December 31, 2012 and 2011 is as follows:

Employees	2012	2011
UK	4,575	4,590
Germany	6,418	5,979

The main actuarial assumptions used in valuing these plans are as follows:

	12/31/2012		12/31/2011
	UK	Germany	UK	Germany
Nominal rate of salary increase	4.2%	2.6%	4.0%	3.5%
Nominal rate of pension payment increase	3.1%	2%	2.9%	1.0%-4.0%
Discount rate	4.6%	4.2%	4.9%	5.3%
Expected inflation	3.2%	2%	3.0%	2%
Expected return on plan assets
- Shares	7.0%	N/A	7.0%	N/A
- UK government bonds	—	N/A	—	N/A
- Other bonds	4.6%	N/A	4.9%	N/A
- Rest of assets	3.2%	4.2%	3.0%	4%-4.25%
Mortality tables	Pna00mc0.5 underpin	Prf. Klaus Heubeck (RT 2005 G)	Pna00mc0.5 underpin	Prf. Klaus Heubeck (RT 2005 G)

The estimation of average benefit for plans in UK and Germany is 20 and 25 years, respectively.

Plans in Latin America:

Subsidiary Telefónica Brazil (formerly Telecomunicações de São Paulo, S.A.) and its subsidiaries had various pension plan, medical insurance and life insurance obligations with employees.

The main actuarial assumptions used in valuing these plans are as follows:

	12/31/2012	12/31/2011
Discount rate	8.90%	9.73%
Nominal rate of salary increase	6.18%	6.54%-7.20%
Expected inflation	4.50%	4.50%
Cost of health insurance	7.64%	7.64%
Expected return on plan assets	8.70%	11.07%-12.08%
Mortality tables	AT 2000 M/F	AT 2000 M/F

In addition, Telefónica Brazil, along with other companies resulting from the privatization of Telebrás (Telecomunicações Brasileiras, S.A.) in 1998, adhered to PBS-A, a non-contribution defined benefit plan managed by Fundação Sistel de Seguridade Social, whose beneficiaries are employees that retired prior to January 31, 2000. At December 31, 2012 net plan assets amounted to 760 million Brazilian reais, equivalent to 282 million euros (668 million Brazilian reais at December 31, 2011, equivalent to 275 million euros). This plan does not have an impact on the consolidated statement of financial position, given that recovery of the assets is not foreseeable.

The valuations used to determine the value of obligations and plan assets, where appropriate, were performed as of December 31, 2012 by external and internal actuaries. The projected unit credit method was used in all cases.

c) Other benefits

This heading mainly includes the amount recorded by Telefónica Spain related to the accrued portion of long-service bonuses to be awarded to employees after 25 years’ service, amounting to 201 million euros at December 31, 2012 (210 million euros at December 31, 2011).

Telefónica, S.A.    75

2012 Consolidated Financial Statements

Other provisions

The movement in “Other provisions” in 2012 and 2011 is as follows:

Millions of euros
Other provisions at December 31, 2010	2,650

Additions	707
Retirements/amount applied	(480)
Transfers	88
Translation differences	(96)

Other provisions at December 31, 2011	2,869

Additions	1,098
Retirements/amount applied	(451)
Transfers	62
Translation differences	(186)

Other provisions at December 31, 2012	3,392

“Other provisions” includes the amount recorded in 2007 in relation to the fine imposed on Telefónica de España, S.A.U. by the EC anti-trust authorities. Taking into account accrued interest, a total provision of 196 million euros was made in this regard (188 million euros at December 31, 2011).

Also included are the provisions for dismantling of assets recognized by Group companies in the amount of 460 million euros (401 million euros at the 2011 year end).

“Other Provisions” also includes the provisions recorded (or used) by the Group companies to cover the risks inherent in the realization of certain assets, the contingencies arising from their respective business activities and the risks arising from commitments and litigation acquired in other transactions, recognized as indicated in Note 3.1.

Given the nature of the risks covered by these provisions, it is not possible to determine a reliable schedule of potential payments, if any.

Telefónica, S.A.    76

2012 Consolidated Financial Statements

Note 16. Derivative financial instruments and risk management policies

The Telefónica Group is exposed to various financial market risks as a result of: (i) its ordinary business activity, (ii) debt incurred to finance its business, (iii) its investments in companies, and (iv) other financial instruments related to the above commitments.

The main market risks affecting Group companies are as follows:

Exchange rate risk

Exchange rate risk arises primarily from: (i) Telefónica’s international presence, through its investments and businesses in countries that use currencies other than the euro (primarily in Latin America, but also in the United Kingdom and the Czech Republic), and (ii) debt denominated in currencies other than that of the country where the business is conducted or the home country of the company incurring such debt.

Interest rate risk

Interest rate risk arises primarily in connection with changes in interest rates affecting: (i) financial expenses on floating rate debt (or short-term debt likely to be renewed), due to changes in interest rates and (ii) the value of long-term liabilities at fixed interest rates.

Share price risk

Share price risk arises primarily from changes in the value of the equity investments (that may be bought, sold or otherwise involved in transactions), from changes in the value of derivatives associated with such investments, from changes in the value of treasury shares and from equity derivatives.

Other risks

The Telefónica Group is also exposed to liquidity risk if a mismatch arises between its financing needs (including operating and financial expense, investment, debt redemptions and dividend commitments) and its sources of finance (including revenues, divestments, credit lines from financial institutions and capital market transactions). The cost of finance could also be affected by movements in the credit spreads (over benchmark rates) demanded by lenders.

Finally, the Telefónica Group is exposed to country risk (which overlaps with market and liquidity risks). This refers to the possible decline in the value of assets, cash flows generated or cash flows returned to the parent company as a result of political, economic or social instability in the countries where the Telefónica Group operates, especially in Latin America.

Risk management

The Telefónica Group actively manages these risks through the use of derivatives (primarily on exchange rates, interest rates and share prices) and by incurring debt in local currencies, where appropriate, with a view to stabilizing cash flows, the income statement and investments. In this way, it attempts to protect the Telefónica Group’s solvency, facilitate financial planning and take advantage of investment opportunities.

The Telefónica Group manages its exchange rate risk and interest rate risk in terms of net debt and net financial debt as calculated by them. The Telefónica Group believes that these parameters are more appropriate to understanding its debt position. Net debt and net financial debt take into account the impact of the Group’s cash balance and cash equivalents including derivatives positions with a positive value linked to liabilities. Neither net debt nor net financial debt as calculated by the Telefónica Group should be considered an alternative to gross financial debt (the sum of current and non-current interest-bearing debt) as a measure of liquidity.

For a more detailed description on reconciliation of net debt and net financial debt to gross financial debt, see Note 2.

Exchange rate risk

The fundamental objective of the exchange rate risk management policy is that, in event of depreciation in foreign currencies relative to the euro, any potential losses in the value of the cash flows generated by the businesses in such currencies, caused by depreciation in exchange rates of a foreign currency relative to the euro, are offset (to some extent) by savings from the reduction in the euro value of debt denominated in such currencies. The degree of exchange rate hedging employed varies depending on the type of investment.

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2012 Consolidated Financial Statements

At December 31, 2012, net debt in Latin American currencies was equivalent to approximately 4,988 million euros. However, the Latin American currencies in which this debt is denominated is not distributed in proportion to the cash flows generated in each currency. The future effectiveness of the strategy described above as a hedge of exchange rate risks therefore depends on which currencies depreciate relative to the euro.

The Telefónica Group aims to protect itself against declines in Latin American currencies relative to the euro affecting asset values through the use of dollar-denominated debt, incurred either in Spain (where such debt is associated with an investment as long as it is considered to be an effective hedge) or in the country itself, where the market for local currency financing or hedges may be inadequate or non-existent. At December 31, 2012, the Telefónica Group’s net debt denominated in dollars was equivalent to 1,279 million euros.

At December 31, 2012, pound sterling-denominated net debt was approximately 1.8 times the value of the 2012 operating income before depreciation and amortization (OIBDA) from the Telefónica Europe business unit in the United Kingdom. The Telefónica Group’s aim is to maintain a similar proportion of pound sterling-denominated net debt to OIBDA as the Telefónica Group’s net debt to OIBDA ratio, on a consolidated basis, to reduce its sensitivity to changes in the pound sterling to euro exchange rate. Pound sterling-denominated net debt at December 31, 2012, was equivalent to 2,629 million euros, less than the 3,540 million euros at December 31, 2011.

The risk-management objective to protect the investment in the Czech Republic is similar to that described for the investment in the UK, where the amount of Czech crown-denominated debt is proportional to the OIBDA of the “Telefónica Europe” business unit in the Czech Republic. Czech crown-denominated net debt at December 31, 2012 was 2.1 times OIBDA in Czech crown (1.7 times in 2011) on a consolidated basis and 2.97 times (2.55 times in 2011) on a proportional basis.

The Telefónica Group also manages exchange rate risk by seeking to minimize the negative impact of any remaining exchange rate exposure on the income statement, regardless of whether there are open positions. Such open position exposure can arise for any of three reasons: (i) a thin market for local derivatives or difficulty in sourcing local currency finance which makes it impossible to arrange a low-cost hedge (as in Argentina and Venezuela), (ii) financing through intra-group loans, where the accounting treatment of exchange rate risk is different from that for financing through capital contributions, and (iii) as the result of a deliberate policy decision, to avoid the high cost of hedges that are not warranted by expectations or high risk of depreciation.

In 2012, exchange rate management resulted in negative exchange rate differences totalling 534 million euros (excluding the impact of hyperinflationary adjustments), primarily due to the impact on the Group’s estimates of the 32% fall in the asset value of the Venezuelan bolivar against the US dollar in 2013, compared to 176 million euros in negative differences in 2011.

The following table illustrates the sensitivity of foreign currency gains and losses and of equity to changes in exchange rates, where: (i) in calculating the impact on the income statement, the exchange rate position affecting the income statement at the end of 2012 was considered constant during 2013; (ii) in calculating the impact on equity, only monetary items have been considered, namely debt and derivatives such as hedges of net investment and loans to associates in investment, whose breakdown is considered constant in 2013 and identical to that existing at the end of 2012. In both cases, Latin American currencies are assumed to depreciate against the dollar and the rest of the currencies against the euro by 10%.

Millions of euros Currency	Change	Impact on the consolidated income statement	Impact on consolidated equity
All currencies vs EUR	10%	112	(271)

USD vs EUR	10%	10	73
European currencies vs EUR	10%	—	(498)
Latin American currencies vs USD	10%	102	154

All currencies vs EUR	(10)%	(112)	271

USD vs EUR	(10)%	(10)	(73)
European currencies vs EUR	(10)%	—	498
Latin American currencies vs USD	(10)%	(102)	(154)

Telefónica, S.A.    78

2012 Consolidated Financial Statements

Following the decision of the Government of Venezuela on February 8, 2013 to devaluate the bolivar from 4.3 bolivars per dollar to 6.3 bolivars per dollar, the Group considers that, pursuant to IFRS, the devaluation is an event after the 2012 balance sheet date that does not require a modification of the exchange rate used to convert financial information of Venezuelan companies based on 4.3 bolivars per dollar.

The new exchange rate of 6.3 bolivars per US dollar will be used from 2013 in the conversion of financial information on Venezuelan subsidiaries. The main aspects to be considered in 2013 are detailed in Note 24.

The exchange-rate situation of the Bolivar fuerte affects the estimates made by the Group of the net asset value of the foreign currency position related to investments in Venezuela, the negative impact of which on the 2012 financial statements amounts to 438 million euros.

The Group’s monetary position in Venezuela at December 31, 2012 is a net debtor position of 2,974 million Venezuelan bolivars (equivalent to approximately 524 million euros). It had an average debtor position in 2012, leading to a higher financial expense in the amount of 64 million euros for the effect of inflation.

Interest rate risk

The Telefónica Group’s financial expenses are exposed to changes in interest rates. In 2012, the rates applied to the largest amount of short-term debt were mainly based on the Euribor, the Czech crown Pribor, the Brazilian SELIC, the US dollar and pound sterling Libor, and the Colombian UVR. In nominal terms, at December 31, 2012, 74% of Telefónica’s net debt (or 73% of long-term net debt) was pegged to fixed interest rates for a period greater than one year, compared to 66% of net debt (70% of long-term net debt) in 2011. Of the remaining 26% (net debt at floating rates or at fixed rates maturing in under one year), 10 percentage points had interest rates collared in a period over one year (or 3% of long-term debt), while at December 31, 2011 this was the case for 15 percentage points of net debt at floating rates or with fixed rates maturing within one year (5% of long-term net debt). This decrease in 2012 from 2011 is due to our decision to cancel or not renew an amount equivalent to 1,428 million euros of caps and floors in euros, US dollars and pounds sterling, following the policy implemented in 2009 in anticipation of a fall in interest rates.

In addition, early retirement liabilities were discounted to present value over the year, based on the curve for instruments with very high credit quality. The decrease in interest rates has increased the market value of these liabilities. However, this increase was nearly completely offset by the increase in the value of the hedges on these positions.

Net financial expense rose 24.4% to 3,658 million in 2012 from 2,941 million euros in 2011. This increase is due to two effects with similar impacts: first, an increase in interest rate costs primarily due to the increase in average debt (up 3.3% to a total of 58,187 million euros), the rise in credit spreads and the need to enhance liquidity (with very low returns compared to the cost of the debt) as a result of the market crises; and, secondly, to the impact on estimates of the 32% devaluation in the Venezuelan bolivar, as explained above. In spite of the increase in credit costs, the Group’s weighted average cost of gross debt (excluding cash) was held steady at 4.7%. Stripping out exchange rate differences, such expenses implied an average cost of debt of 5.37% in the last 12 months.

To illustrate the sensitivity of financial expenses to variability in short-term interest rates, a 100 basis points increase in interest rates in all currencies in which Telefónica has financial positions at December 31, 2012 has been assumed, and a 100 basis points decrease in interest rates in all currencies except those currencies with low interest rates, in order to avoid negative rates (euro, pound sterling and the US dollar) and a constant position equivalent to that prevailing at the end of 2012.

To illustrate the sensitivity of equity to variability in interest rates, a 100 basis point increase in interest rates in all currencies and terms of the curve, in which Telefónica holds financial positions at December 31, 2012 was assumed, as well as a 100 basis point decrease in all currencies and terms (except those below 1% in order to avoid negative rates). Cash flow hedge positions were also considered as they are fundamentally the only positions where changes in market value due to interest-rate fluctuations are recognized in equity.

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2012 Consolidated Financial Statements

Millions of euros Change in basis points (bp)	Impact on consolidated income statement	Impact on consolidated equity
+100bp	(96)	747
-100bp	36	(685)

Share price risk

The Telefónica Group is exposed to changes in the value of equity investments that may be bought, sold or otherwise involved in transactions, from changes in the value of derivatives associated with such investments, from treasury shares and from equity derivatives.

According to the Telefónica, S.A. share option plan, Performance Share Plan (PSP) and the Performance & Investment Plan (PIP) (see Note 20) the shares to be delivered to employees under such plan may be either the parent company treasury shares, acquired by them or any of its Group companies; or newly-issued shares. The possibility of delivering shares to beneficiaries of the plan in the future, in accordance with relative total shareholders’ return, implies a risk since there could be an obligation to hand over a maximum number of shares at the end of each phase, whose acquisition (in the event of acquisition in the market) in the future could imply a higher cash outflow than required on the start date of each phase if the share price is above the corresponding price on the phase start date. In the event that new shares are issued for delivery to the beneficiaries of the plan, there would be a dilutive effect for ordinary shareholders as a result of the higher number of shares delivered under such plan outstanding.

To reduce the risk associated with variations in share price under these plans, Telefónica has acquired instruments that replicate the risk profile of some of these plans as explained in Note 20.

In 2012, the second Global Employee Share Plan was launched, in accordance with approval given at the 2011 Ordinary General Shareholders’ Meeting (see details of the plan in Note 20).

In addition, the Group may use part of the treasury shares of Telefónica, S.A. held at December 31, 2012 to cover shares deliverable under the PSP or the Global Employee Share Plan. The net asset value of the treasury shares could increase or decrease depending on variations in Telefónica, S.A.’s share price.

Liquidity risk

The Telefónica Group seeks to match the schedule for its debt maturity payments to its capacity to generate cash flows to meet these maturities, while allowing for some flexibility. In practice, this has been translated into two key principles:

1.	The Telefónica Group’s average maturity of net financial debt is intended to stay above 6 years, or be restored above that threshold in a reasonable period of time if it eventually falls below it. This principle is considered as a guideline when managing debt and access to credit markets, but not a rigid requirement. When calculating the average maturity for the net financial debt and part of the undrawn credit lines can be considered as offsetting the shorter debt maturities, and extension options on some financing facilities may be considered as exercised, for calculation purposes.

2.	The Telefónica Group must be able to pay all commitments over the next 12 months without accessing new borrowing or tapping the capital markets (although drawing upon firm credit lines arranged with banks), assuming budget projections are met. Throughout 2012, due to the financial market crisis, the Group decided to apply a substantially greater hedging policy for these commitments.

At December 31, 2012, the average maturity of net financial debt (51,259 million euros) was 6.4 years.

At December 31, 2012, gross financial debt scheduled to maturity in 2013 amounted to approximately 10,074 million euros (including the net position of derivative financial instruments and certain current payables), or 9,574 million euros if Telefónica decides not to exercise early redemption options, which is lower than the amount of funds available, calculated as the sum of: a) current financial assets and cash at December 31, 2012 (11,404 million euros excluding derivative financial instruments), b) annual cash generation projected for 2013; and c) undrawn credit facilities arranged with banks whose original maturity is over one year (an aggregate of more than 9,470 million euros at December 31, 2012), providing flexibility to the Telefónica Group with regard to accessing capital or credit markets in the next 12 months. For a further description of the Telefónica Group’s liquidity and capital resources in 2013, see Note 13.2 Financial Liabilities and Appendix III.

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2012 Consolidated Financial Statements

Country risk

The Telefónica Group managed or mitigated country risk by pursuing two lines of action (in addition to its normal business practices):

1.	Partly matching assets to liabilities (those not guaranteed by the parent company) in the Telefónica Group’s Latin American companies such that any potential asset impairment would be accompanied by a reduction in liabilities; and,

2.	Repatriating funds generated in Latin America that are not required for the pursuit of new, profitable business development opportunities in the region.

Regarding the first point, at December 31, 2012, the Telefónica Group’s Latin American companies had net financial debt not guaranteed by the parent company of 3,169 million euros, which represents 6.2% of consolidated net financial debt.

Regarding the repatriation of funds to Spain, it has received 1,817 million euros from Latin America companies in 2012, of which 1,314 million euros was from dividends, 34 million euros was from intra-group loans (payments of interest and repayments of principal), 247 million euros for capital reductions and 221 million euros was for other items.

In this regard, it is worth noting that since February 2003, Venezuela has had an exchange control mechanism in place, managed as indicated above by the Currency Administration Commission (CADIVI). The body has issued a number of regulations (“providencias”) governing the modalities of currency sales in Venezuela at official exchange rates. Foreign companies which are duly registered as foreign investors are entitled to request approval to acquire currencies at the official exchange rate by the CADIVI, in line with regulation number 029, article 2, section c) “Remittance of earnings, profits, income, interest and dividends from international investment.” Telefónica Venezolana, C.A. (formerly Telcel, C.A.), a Telefónica Group subsidiary in Venezuela, obtained the aforementioned requested approval on 295 million Venezuelan bolivars in 2006, 473 million Venezuelan bolivars in 2007 and 785 million Venezuelan Bolivars in 2008. At December 31, 2012, payment of two dividends agreed by the company in the amount of 5,882 million Venezuelan bolivars is pending approval by the CADIVI.

Credit risk

The Telefónica Group trades in derivatives with creditworthy counterparties. Therefore, Telefónica, S.A. generally trades with credit entities whose “senior debt” ratings are of at least “A”. In Spain, where most of the Group’s derivatives portfolio is held, there are netting agreements with financial institutions, with debtor or creditor positions offset in case of bankruptcy, limiting the risk to the net position. In addition, since Lehman went bankrupt, the credit ratings of rating agencies has proved to be less effective as a credit risk management tool. Therefore, the 5-year CDS (Credit Default Swap) of credit institutions has been added. This way, the CDS of all the counterparties with which Telefónica, S.A. operates is monitored at all times in order to assess the maximum allowable CDS for operating at any given time. Transactions are generally only carried out with counterparties whose CDS is below the threshold.

For other subsidiaries, particularly those in Latin America, assuming a stable sovereign rating provides a ceiling which is below “A,” trades are with local financial entities whose rating by local standards is considered to be of high creditworthiness.

Meanwhile, with credit risk arising from cash and cash equivalents, the Telefónica Group places its cash surpluses in high quality and highly liquid money-market assets. These placements are regulated by a general framework, revised annually. Counterparties are chosen according to criteria of liquidity, solvency and diversification based on the conditions of the market and countries where the Group operates. The general framework sets: (i) the maximum amounts to be invested by counterparty based on its rating (long-term debt rating); (ii) the maximum tenor of the investment, set at 180 days; and (iii) the instruments in which the surpluses may be invested (money-market instruments).

The Telefónica Group considers managing commercial credit risk as crucial to meeting its sustainable business and customer base growth targets in a manner that is consistent with its risk-management policy.

This is based on continuous monitoring of the risk assumed and the resources necessary to optimize the risk-reward ratio in its operations. Particular attention is given to those clients and/or products with a financial component that could cause a material impact on the Group’s financial statements for which, depending on the segment and type of relation, a variety of measures are adopted to mitigate exposure to credit risk.

Telefónica, S.A.    81

2012 Consolidated Financial Statements

All Group companies adopt policies, procedures, authorization guidelines, and homogeneous management practices, in consideration of the particularities of each market and best international practices, and incorporating this commercial credit risk management model into the Group’s decision making processes, both from a strategic and day to day operating perspective, which risk assessment guides the commercial offering available for the various credit profiles.

The Telefónica Group’s maximum exposure to credit risk is initially represented by the carrying amounts of the financial assets (Notes 10, 11 and 13) and the guarantees given by the Telefónica Group.

Several Telefónica Group companies provide operating guarantees granted by external counterparties, which are offered during their normal commercial activity, in bids for licenses, permits and concessions, and spectrum acquisitions. At December 31, 2012, these guarantees amounted to approximately 3,312 million euros (see Note 21.e).

Capital management

Telefónica’s corporate finance department, which is in charge of Telefónica’s capital management, takes into consideration several factors when determining Telefónica’s capital structure, with the aim of ensuring sustainability of the business and maximizing the value to shareholders.

Telefónica monitors its cost of capital with a goal of optimizing its capital structure. In order to do this, Telefónica monitors the financial markets and updates to standard industry approaches for calculating weighted average cost of capital, or WACC. Telefónica also uses a net financial debt ratio below 2.35x OIBDA in the medium term (excluding items of a non-recurring or exceptional nature), enabling to obtain and maintain the desired credit rating over the medium term, and with which the Telefónica Group can match the potential cash flow generation with the alternative uses that could arise at all times.

These general principles are refined by other considerations and the application of specific variables, such as country risk in the broadest sense, or the volatility in cash flow generation, when determining the Telefónica Group’s financial structure.

Derivatives policy

At December 31, 2012, the nominal value of outstanding derivatives with external counterparties amounted to 147,724 million equivalent, a 17% decrease from December 31, 2011 (178,641 million euros equivalent). This figure is inflated by the use in some cases of several levels of derivatives applied to the nominal value of a single underlying liability. For example, a foreign currency loan can be hedged into floating rate, and then each interest rate period can be fixed using a fixed rate hedge, or FRA (forward rate agreement). Even using such techniques to reduce the position, it is still necessary to take extreme care in the use of derivatives to avoid potential problems arising through error or a failure to understand the real position and its associated risks.

Telefónica’s derivatives policy emphasizes the following points:

1) Derivatives based on a clearly identified underlying.

Acceptable underlyings include assets and liabilities, profits, revenues and cash flows in either a company’s functional currency or another currency. These flows can be contractual (debt and interest payments, settlement of foreign currency payables, etc.), reasonably certain or foreseeable (PP&E purchases, future debt issues, commercial paper programs, etc.). The acceptability of an underlying asset in the above cases does not depend on whether it complies with accounting rules requirements for hedge accounting, as is required in the case of certain intragroup transactions, for instance. Parent company investments in subsidiaries with functional currencies other than the euro also qualify as acceptable underlying assets.

Economic hedges, which are hedges with a designated underlying asset and which in certain circumstances offset fluctuations in the underlying asset value, do not always meet the requirements and effectiveness tests laid down by accounting standards for treatment as hedges. The decision to maintain positions that cease to qualify as effective or fail to meet other requirements will depend on the marginal impact on the income statement and how far this might compromise the goal of a stable income statement. In any event, the variations are recognized in the income statement.

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2012 Consolidated Financial Statements

2) Matching of the underlying to one side of the derivative.

This matching basically applies to foreign currency debt and derivatives hedging foreign currency payments by Telefónica Group subsidiaries. The aim is to eliminate the risk arising from changes in foreign currency interest rates. Nonetheless, even when the aim is to achieve perfect hedging for all cash flows, the lack of liquidity in certain markets, especially in Latin American currencies, has meant that historically there have been mismatches between the terms of the hedges and those of the debts they are meant to hedge. The Telefónica Group intends to reduce these mismatches, provided that doing so does not involve disproportionate costs. In this regard, if adjustment does prove too costly, the financial timing of the underlying asset in foreign currency will be modified in order to minimize interest rate risk in foreign currency.

In certain cases, the timing of the underlying as defined for derivative purposes may not be exactly the same as the timing of the contractual underlying.

3) Matching the company contracting the derivative and the company that owns the underlying.

Generally, the aim is to ensure that the hedging derivative and the hedged asset or liability belong to the same company. Sometimes, however, the holding companies (Telefónica, S.A. and Telefónica Internacional, S.A.) have arranged hedges on behalf of a subsidiary that owns the underlying asset. The main reasons for separating the hedge and the underlying asset were possible differences in the legal validity of local and international hedges (as a result of unforeseen legal changes) and the different credit ratings of the counterparties (of the Telefónica Group companies as well as those of the banks).

4) Ability to measure the derivative’s fair value using the valuation systems available to the Telefónica Group.

The Telefónica Group uses a number of tools to measure and manage risks in derivatives and debt. The main ones are Kondor+, licensed by Reuters, which is widely used by financial institutions, and MBRM specialist financial calculator libraries.

5) Sale of options only when there is an underlying exposure.

Telefónica considers the sale of options when: i) there is an underlying exposure (on the consolidated statement of financial position or associated with a highly probable cash outflow) that would offset the potential loss for the year if the counterparty exercised the option, or ii) the option is part of a structure in which another derivative offsets any loss. The sale of options is also permitted in option structures where, at the moment they are taken out, the net premium is either positive or zero.

For instance, it would be possible to sell short-term options on interest rate swaps that entitle the counterparty to receive a certain fixed interest rate, below the level prevailing at the time the option was sold. This would mean that if rates fell and the counterparty exercised its option, the Group would swap part of its debt from floating rate to a lower fixed rate, having received a premium.

6) Hedge accounting

The main risks that may qualify for hedge accounting are as follows:

•	Variations in market interest rates (either money-market rates, credit spreads or both) that affect the value of the underlying asset or the measurement of the cash flows;

•	Variations in exchange rates that change the value of the underlying asset in the company’s functional currency and affect the measurement of the cash flow in the functional currency;

•

Variations in the volatility of any financial variable, asset or liability that affect either the valuation or the measurement of cash flows on debt or investments with embedded options, whether or not these options are separable; and

•	Variations in the valuation of any financial asset, particularly shares of companies included in the portfolio of “Available-for-sale financial assets”.

Regarding the underlying:

•	Hedges can cover all or part of the value of the underlying;

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2012 Consolidated Financial Statements

•	The risk to be hedged can be for the whole period of the transaction or for only part of the period; and

•

The underlying may be a highly probable future transaction, or a contractual underlying (loan, foreign currency payment, investment, financial asset, etc.) or a combination of both that defines an underlying with a longer term.

This may on occasion mean that the hedging instruments have longer terms than the related contractual underlying. This happens when the Group enters into long-term swaps, caps or collars to protect ourselves against interest rate rises that may raise the financial expense of its promissory notes, commercial paper and some floating rate loans which mature earlier than their hedges. These floating rate financing programs are highly likely to be renewed and Telefónica commits to this by defining the underlying asset in a more general way as a floating rate financing program whose term coincides with the maturity of the hedge.

Hedges can be of three types:

•	Fair value hedges.

•

Cash flow hedges. Such hedges can be set at any value of the risk to be hedged (interest rates, exchange rates, etc.) or for a defined range (interest rates between 2% and 4%, above 4%, etc.). In this last case, the hedging instrument used is options and only the intrinsic value of the option is recognized as an effective hedge.

•

Hedges of net investment in consolidated foreign subsidiaries. Generally such hedges are arranged by the parent company and the other Telefónica holding companies. Wherever possible, these hedges are implemented through real debt in foreign currency. Often, however, this is not always possible as many Latin American currencies are non-convertible, making it impossible for non-resident companies to issue local currency debt. It may also be that the debt market in the currency concerned is too thin to accommodate the required hedge (for example, the Czech crown and pounds sterling), or that an acquisition is made in cash with no need for market financing. In these circumstances derivatives, either forwards or cross-currency swaps are used to hedge the net investment.

Hedges can comprise a combination of different derivatives.

Management of accounting hedges is not static, and the hedging relationship may change before maturity. Hedging relationships may change to allow appropriate management that serves the Group’s stated principles of stabilizing cash flows, stabilizing net financial income/expense and protecting share capital. The designation of hedges may therefore be cancelled, before maturity, because of a change in the underlying, a change in perceived risk on the underlying or a change in market view. Derivatives included in these hedges may be reassigned to new hedges where they meet the effectiveness test and the new hedge is well documented. To gauge the efficiency of transactions defined as accounting hedges, the Group analyzes the extent to which the changes in the fair value or in the cash flows attributable to the hedged item would offset the changes in fair value or cash flows attributable to the hedged risk using a linear regression model both prospectively and retrospectively.

The main guiding principles for risk management are laid down by Telefónica’s Finance Department and implemented by company financial officers (who are responsible for balancing the interests of each company and those of the Telefónica Group). The Corporate Finance Department may allow exceptions to this policy where these can be justified, normally when the market is too thin for the volume of transactions required or on clearly limited and small risks. New companies joining the Telefónica Group as a result of mergers or acquisitions may also need time to adapt.

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2012 Consolidated Financial Statements

The breakdown of the financial results recognized in 2012, 2011 and 2010 is as follows:

Millions of euros	2012	2011	2010
Interest income	557	586	454
Dividends received	28	42	40
Other financial income	276	181	266
Interest expenses	(3,094)	(2,671)	(2,514)
Ineffective portion of cash flow hedges	1	1	(16)
Accretion of provisions and other liabilities	(469)	(106)	(145)
Changes in fair value of financial assets at fair value through profit or loss	648	573	25
Changes in fair value of financial liabilities at fair value through profit or loss	(550)	(808)	(39)
Transfer from equity to profit and loss from cash flow hedges	(173)	(210)	(73)
Transfer from equity to profit and loss from available-for-sale assets and others	(50)	(3)	(202)
Gain/(loss) on fair value hedges	198	908	168
(Loss)/gain on adjustment to items hedged by fair value hedges	(145)	(747)	(211)
Other expenses	(289)	(528)	(290)

Net finance costs excluding foreign exchange differences and hyperinflationary adjustments	(3,062)	(2,782)	(2,537)

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2012 Consolidated Financial Statements

The breakdown of Telefónica’s derivatives at December 31, 2012, their fair value at year-end and the expected maturity schedule is as set forth in the table below:

2012
	Fair value (**)	Notional amount MATURITIES (*)
Millions of euros Derivatives		2013	2014	2015	Subsequent years	Total
Interest rate hedges	367	(1,241)	(844)	2,552	3,306	3,773

Cash flow hedges	1,405	(1,048)	(353)	2,547	8,222	9,368
Fair value hedges	(1,038)	(193)	(491)	5	(4,916)	(5,595)

Exchange rate hedges	(443)	792	(158)	1,558	6,344	8,536

Cash flow hedges	(441)	1,057	(158)	1,558	6,344	8,801
Fair value hedges	(2)	(265)	—	—	—	(265)

Interest and exchange rate hedges	(389)	(8)	38	27	2,468	2,525

Cash flow hedges	(248)	(53)	89	90	2,478	2,604
Fair value hedges	(141)	45	(51)	(63)	(10)	(79)

Hedge of net investment	(140)	(1,330)	(280)	(162)	(1,211)	(2,983)

Derivatives not designated as hedges	(534)	11,366	(13)	(467)	(1,406)	9,480

Interest rate	(384)	8,796	(13)	(545)	(2,133)	6,105

Exchange rate	(150)	2,570	—	78	727	3,375
Interest and exchange rate	—	—	—	—	—	—

(*)	For interest rate hedges, the positive amount is in terms of fixed “payment.” For foreign currency hedges, a positive amount means payment in functional vs. foreign currency.
(**)	Positive amounts indicate payables.

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2012 Consolidated Financial Statements

The breakdown of Telefónica’s derivatives at December 31, 2011, their fair value at year-end and the expected maturity schedule are as set forth in the table below:

2011
	Fair value (**)	Notional amount MATURITIES (*)
Millions of euros Derivatives		2012	2013	2014	Subsequent years	Total
Interest rate hedges	(80)	(1,785)	668	(825)	8,217	6,275

Cash flow hedges	867	(1,118)	1,086	(350)	11,380	10,998
Fair value hedges	(947)	(667)	(418)	(475)	(3,163)	(4,723)

Exchange rate hedges	(962)	328	339	77	6,702	7,446

Cash flow hedges	(932)	340	230	1	6,519	7,090
Fair value hedges	(30)	(12)	109	76	183	356

Interest and exchange rate hedges	(613)	(76)	1,110	(45)	2,547	3,536

Cash flow hedges	(592)	(31)	1,158	66	2,098	3,291
Fair value hedges	(21)	(45)	(48)	(111)	449	245

Hedge of net investment	(81)	(1,427)	(160)	(280)	(1,313)	3,180

Derivatives not designated as hedges	(493)	9,375	(480)	(144)	(1,516)	7,235

Interest rate	(235)	8,038	(579)	(144)	(2,404)	4,911
Exchange rate	(255)	1,338	99	—	888	2,325
Interest and exchange rate	(3)	(1)	—	—	—	(1)

(*)	For interest rate hedges, the positive amount is in terms of fixed “payment.” For foreign currency hedges, a positive amount means payment in functional vs. foreign currency.
(**)	Positive amounts indicate payables.

A list of derivative products entered into at December 31, 2012 and 2011 is provided in Appendix III.

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2012 Consolidated Financial Statements

Note 17. Income tax matters

Consolidated tax group

Pursuant to a Ministerial Order dated December 27, 1989, since 1990 Telefónica, S.A. has filed consolidated tax returns for certain Group companies. The consolidated tax group comprised 52 companies in 2012 (48 companies in 2011).

Deferred taxes

The movements in deferred taxes in 2012 and 2011 are as follows:

Millions of euros	Deferred tax assets	Deferred tax liabilities
Balance at December 31, 2011	6,417	4,739

Additions	2,147	807
Disposals	(1,051)	(388)
Transfers	(48)	(268)
Translation differences and hyperinflation adjustments	(131)	(94)
Company movements and others	(26)	(8)

Balance at December 31, 2012	7,308	4,788

Millions of euros	Deferred tax assets	Deferred tax liabilities
Balance at December 31, 2010	5,693	6,074

Additions	2,162	779
Disposals	(1,326)	(1,688)
Transfers	48	(145)
Translation differences and hyperinflation adjustments	(163)	(302)
Company movements and others	3	21

Balance at December 31, 2011	6,417	4,739

“Additions” of deferred tax assets in 2012 mainly include the positive impact of the tax inspection in Spain, of 458 million euros, the recognition of tax credits and temporary differences at several Group companies in Germany, of 246 million euros, the tax effect of the adjustment of the value of the investment in Telco, S.p.A. of 383 million euros (see Note 2), and changes in deferred tax assets due to different tax legislation across countries.

“Additions” in 2011 include the impact of the labor force reduction plan at Telefónica in Spain (see Note 15).

Meanwhile, “Disposals” of deferred tax assets mainly include the impact of the Group’s labor force reduction plans carried out and which were recorded in prior years.

The movement in “Deferred tax liabilities” in 2011 includes mainly the cancellation of the deferred tax arising on the merger between Brazilian companies Telesp and Vivo Participações, S.A. in October for 1,288 million euros (see Note 2).

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2012 Consolidated Financial Statements

Expected realization of deferred tax assets and liabilities

In the majority of cases, realization of the Group’s deferred tax assets and liabilities depends on the future activities carried out by the different companies, on tax regulations in the different countries in which these companies operate, and on the strategic decisions affecting the companies. As such, the expected realization is based on a series of assumptions that may change as the corresponding situations continue to develop. Under the assumptions made, the estimated realization of deferred tax assets and liabilities recognized in the consolidated statement of financial position at December 31, 2012 is as follows:

12/31/2012	Total	Less than 1 year	More than 1 year
Deferred tax assets	7,308	1,666	5,642
Deferred tax liabilities	4,788	1,123	3,665

Deferred tax assets

Deferred tax assets in the accompanying consolidated statements of financial position include the tax loss carryforwards, unused tax credits recognized and deductible temporary differences recognized at the end of the reporting period.

Tax credits for loss carryforwards

The tax group had unused tax loss carryforwards at December 31, 2012 amounting to 11,504 million euros. These losses must be applied within 18 years, according to the following estimated schedule.

12/31/12	Total	Less than 1 year	More than 1 year
Tax loss carryforwards	11,504	263	11,241

Subsequent to the inspection by the tax authorities, the tax group in Spain reevaluated its tax credits based on the business plans of the companies in the tax group and the best estimate of taxable income, over a period of time that is in line with the state of the various markets in which it operates. As a result of the outcome of the inspection, and the review of the Group’s deferred tax assets, reduction of 458 million euros in “Corporate income tax” was recognized in 2012.

Accordingly, total tax loss carryforwards in Spain in the statement of financial position at December 31, 2012 amounted to 1,175 million euros.

The various Group companies in the rest of Europe have recognized 295 million euros of unrecognized tax credits, mainly from the tax loss carryforwards of the Telefónica Group in Germany. Total unrecognized tax credits amount to 6,800 million euros. These tax credits do not expire.

Recognized tax credits in the consolidated statement of financial position pending application at the Latin American subsidiaries at December 31, 2012 amounted to 130 million euros. Total unrecognized tax credits in Latin America amount to 626 million euros.

Deductions

The Group has recognized 503 million euros of unused tax deductions in the consolidated statement of financial position at December 31, 2012, generated primarily from export activity, double taxation and donations to non-profit organizations.

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2012 Consolidated Financial Statements

Temporary differences

Temporary differences are generated as a result of the difference between tax bases of assets and liabilities and their respective carrying amounts. Deductible temporary differences, tax deductions and credits and tax loss carryforwards give rise to deferred tax assets on the statement of financial position, whereas taxable temporary differences give rise to deferred tax liabilities on the consolidated statement of financial position. The sources of deferred tax assets and liabilities from temporary differences recognized at December 31, 2012 and 2011 are as follows:

	2012		2011
Millions of euros	Deferred tax assets	Deferred tax liabilities	Deferred tax assets	Deferred tax liabilities
Property, plant and equipment	302	792	283	753
Intangible assets	261	1,895	268	2,211
Personnel commitments	1,412	—	1,546	—
Provisions	1,138	398	1,267	158
Investments in subsidiaries, associates and joint ventures	536	1,085	614	975
Other	1,556	618	757	642

Total	5,205	4,788	4,735	4,739

The net movements in the deferred tax assets and liabilities resulting from temporary differences, recognized directly in equity in 2012 and 2011, amount to 420 million euros and 239 million euros, respectively, as shown in the consolidated statement of comprehensive income.

The heading for “Other, mainly includes the difference between the accounting and tax values created by the value of financial derivatives at year end (see Note 16).

Tax payables and receivables

Current tax payables and receivables at December 31, 2012 and 2011 are as follows:

Millions of euros	Balance at 12/31/2012	Balance at 12/31/2011
Taxes payable:
Tax withholdings	102	163
Indirect taxes	1,110	1,018
Social security	188	187
Current income taxes payable	698	611
Other	424	589

Total	2,522	2,568

Millions of euros	Balance at 12/31/2012	Balance at 12/31/2011
Tax receivables:
Indirect tax	848	772
Current income taxes receivable	811	569
Other	169	226

Total	1,828	1,567

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2012 Consolidated Financial Statements

Reconciliation of book profit before taxes to taxable income

The reconciliation between book profit before tax and the income tax expense for 2012, 2011 and 2010 is as follows:

Millions of euros	2012	2011	2010
Accounting profit before tax	5,864	6,488	13,901

Tax expense at prevailing statutory rate (30%)	1,759	1,946	4,170
Effect of statutory rate in other countries	144	(19)	(52)
Variation in tax expense from new taxes	3	11	10
Permanent differences	307	(22)	(69)
Changes in deferred tax charge due to changes in tax rate	(27)	(26)	(21)
Capitalization of tax deduction and tax relief	(81)	(97)	(112)
Use/ Capitalization of loss carryforwards	(404)	(200)	(134)
Increase / (Decrease) in tax expense arising from temporary differences	(297)	(1,344)	(42)
Other	57	52	79

Income tax expense	1,461	301	3,829

Breakdown of current/deferred tax expense
Current tax expense	1,726	1,557	2,455
Deferred tax benefit	(265)	(1,256)	1,374

Total income tax expense	1,461	301	3,829

The income tax expense in 2012 includes the impact of the completion of the tax inspection in Spain, for 458 million euros, and the recognition of tax credits and temporary differences of German companies, for 246 million euros.

The income tax expense for 2011 included the reversal of the deferred tax arising on the merger between Brazilian companies Telesp and Vivo Participações, S.A. in October for 1,288 million euros (see Note 2), included in the preceding table under “Increase/(Decrease) in tax expense arising from temporary differences.”

The permanent differences arise mainly from events that produce taxable income not recognized in the consolidated income statement, as well as impacts recognized in profit before tax that do not generate taxable profit.

Tax inspections and tax-related lawsuits

In 2012, the lawsuit filed against the Company in the Supreme Court in relation to the income tax inspections of the tax group in Spain for the years 1998 to 2000 came to an end. The Group’s allegations were partially upheld by the Supreme Court. The amount finally deposited was 110 million euros, although part of this amount will be recoverable in the future as it relates to temporary differences which will be reversed in coming years.

On December 12, 2012, the National Court of Justice issued a ruling on the tax inspection for the years 2001 to 2004, accepting the tax losses incurred by the Group in relation to the transfer of certain interests in TeleSudeste, Telefónica Móviles México and Lycos as tax deductible and rejecting the other allegations. The Company filed an appeal with the Supreme Court on December 28, 2012.

Lastly, in 2012, the tax inspections for all taxes for the years 2005 to 2007 were completed, with the Company signing consent forms for a payment of 135 million euros, without having received the final proposal for the non-consent form for the items which the Company contests, as an appeal has been filed with the Large Taxpayers Central Office of the Spanish State Tax Agency.

Meanwhile, Telefónica Brasil has a number of appeals underway regarding the ICMS –similar to VAT- levied on telecommunications services. There is a dispute with the Brazilian tax authority over which services should be subject to settlement of this tax. In most cases, the authorities is reiterating its demands of the collection of the ICMS on complementary or auxiliary services to base telecommunications service, such as value added services of the lease of modems. To date, all the related procedures are being contested in all instances (administrative and judicial). The aggregate amount of these assessments, updated to take into account interests, fines and other items, is approximately 1,133 million euros.

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2012 Consolidated Financial Statements

Regarding the Group’s main tax litigation in Peru, at year-end 2012, no ruling had been issued on the administrative appeal filed in 2010. Despite the assessments originally raised by the tax authorities, of 141 million euros plus interest and penalties, only 38 million euros has been deposited to date as the rest is suspended until the courts issue their ruling. The Group and its legal advisors believe they have legal grounds to expect the rulling on the appeal to be favorable for the Group.

At the 2012 year end, based on the final outcome of these assessments, and on the lawsuits, and inspections in progress it has not been deemed necessary to recognize additional liabilities in the Telefónica Group’s consolidated financial statements.

Years open for inspection

The years open for review by the tax inspection authorities for the main applicable taxes vary from one consolidated company to another, based on each country’s tax legislation, taking into account their respective statute-of-limitations periods. In Spain, as a result of the tax audit completed in 2012, the main companies of the tax group are open to inspection of corporation tax from 2008 and all other applicable taxes from 2009.

In the other countries in which the Telefónica Group has a significant presence, the years open for inspection by the relevant authorities are generally as follows:

•	The last seven years in Argentina

•	The last five years in Brazil, Mexico, Colombia and the Netherlands

•	The last four years in Venezuela, Nicaragua and Peru

•	The last three years in Chile, Ecuador, El Salvador, the US and Panama

•	The last five years in Uruguay

•	In Europe, the main companies have open to inspection the last six years in the United Kingdom, the last nine years in Germany, and the last four years in the Czech Republic.

The tax audit of the open years is not expected to give rise to additional material liabilities for the Group.

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2012 Consolidated Financial Statements

Note 18. Discontinued operations

None of the Group’s principal operations were discontinued in 2012, 2011 or 2010.

Note 19. Revenue and expenses

Revenues

The breakdown of “Revenues” is as follows:

Millions of euros	2012	2011	2010
Rendering of services	57,810	58,415	56,434
Net sales	4,546	4,422	4,303

Total	62,356	62,837	60,737

Other income

The breakdown of “Other income” is as follows:

Millions of euros	2012	2011	2010
Ancillary income	526	445	882
Own work capitalized	822	739	737
Government grants	51	62	66
Gain on disposal of assets	924	861	4,184

Total	2,323	2,107	5,869

The gain on disposal of assets in 2012 relates mainly to the disposal of non-strategic items of the Group’s property, plant and equipment, mostly in Latin America, for 620 million euros (with 418 million euros by Telefónica Brazil and 65 million euros by Telefónica Móviles México). In 2011, the gain on disposal of assets totalled 564 million euros (with 200 million euros by Telefónica Brazil and 240 million euros by Telefónica Móviles Mexico). In 2010, the gain on the sale of non-strategic items of plant, property and equipment totalled 260 million.

The gain on disposal of assets in 2012 also includes the gains on the sale of Atento (61 million euros) (see Note 2), the gains on the sale of 50% of Red Universal de Marketing y Bookings Online, S.A. (RUMBO) for 27 million euros, and the transfer to Abertis Telecom, S.A. of 23,343 shares in Hispasat, S.A., for 26 million euros (see Appendix I). The 2011 figure also includes the gain on the partial settlement of the equity swap contracts on the investment in Portugal Telecom, for 184 million euros (see Note 13).

The gain on disposal of assets in 2010 included the capital gain recognized in accordance with IFRS 3 on remeasurement of the previously-held interest in Brasilcel, in the amount of 3,797 million euros (see Note 5). The figure also included gains on the sale of Manx, for 61 million euros.

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2012 Consolidated Financial Statements

Other expenses

The breakdown of “Other expenses” in 2012, 2011 and 2010 is as follows:

Millions of euros	2012	2011	2010
Leases	1,159	1,033	1,083
Advertising	1,528	1,457	1,419
Other external services	10,800	10,529	9,726
Taxes other than income tax	1,436	1,328	1,279
Other operating expenses	399	190	453
Change in trade provisions	777	818	853
Losses on disposal of fixed assets and changes in provisions for fixed assets	706	43	1

Total	16,805	15,398	14,814

“Losses on disposal of fixed assets and changes in provisions for fixed assets” includes mainly the proceed from the sale of 4.56% of China Unicom, of 97 million euros (see Note 2), the impact of the write-offs of the customer portfolio allocated to the business in Ireland for 113 million euros (Note 6) and the related goodwill allocated to the Group’s operations in that country for 414 million euros (Note 7).

In 2010, the Group approved firm commitments in connection with the Telefónica Foundation’s social welfare projects, in order to provide it with adequate financing to enable it to carry out its forecast short and medium-term plans, in the amount of 400 million euros. These commitments were partially met with the contribution of certain properties to the foundation, generating a gain of 40 million euros.

Estimated payment schedule

The estimated payment schedule in millions of euros for the next few years on operating leases and purchase and other contractual commitments is as follows:

12/31/2012	Total	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years
Operating lease obligations	10,128	1,521	2,565	2,035	4,007
Purchase and other contractual obligations	2,318	997	1,055	235	31

The main finance lease transactions are described in Note 22.

Headcount and employee benefits

a) Number of employees

The table below presents the breakdown of the Telefónica Group’s average number of employees in 2012, 2011 and 2010, together with total headcount at December 31 each year. The employees shown for each subgroup include the Telefónica Group companies with similar activities in accordance with the segment reporting.

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2012 Consolidated Financial Statements

	2012		2011		2010
	Average	Year-end	Average	Year-end	Average	Year-end
Telefónica Europe	56,681	55,321	60,796	58,927	61,754	61,271
Telefónica Latin America	58,681	58,282	59,024	59,962	53,071	58,816
Subsidiaries and other companies	157,236	19,583	166,325	172,138	154,222	165,019
Total	272,598	133,186	286,145	291,027	269,047	285,106

Employees corresponding to the Atento business are included in the average headcount until the date it left the Group (see Note 2). The average number of employees in Atento Group companies in the preceding table were 141,130, 152,197 and 141,036 in 2012, 2011 and 2010, respectively.

Of the final headcount at December 31, 2012, approximately 37.9% are women (53.5% and 51.5% at December 31, 2011 and December 31, 2010, respectively). Of the average headcount at December 31, 2012, approximately 53.9% are women (52.4% and 51.5% at December 31, 2011 and December 31, 2010, respectively).

b) Employee benefits

The Telefónica Group has arranged a defined-contribution pension plan for its employees in Spain. Under this plan, the company makes contributions of 4.51% of the regular base salary (6.87% for employees of Telefónica de España, S.A.U. whose hiring date was prior to June 30, 1992). This is in addition to a 2.21% compulsory contribution by each participant. This plan is entirely externalized in outside funds.

At December 31, 2012, a total of 47,642 Group employees were covered by the pension plans managed by the subsidiary Fonditel Entidad Gestora de Fondos de Pensiones, S.A. (49,580 and 51,572 at December 31, 2011 and 2010, respectively). The contributions made by the various Group companies amounted to 94 million euros in 2012 (104 million euros and 99 million euros in 2011 and 2010, respectively).

Furthermore, in 2006, the Group approved a Pension Plan for Senior Executives, wholly funded by the company, which complements the previous plan. This plan envisages annual defined contributions equivalent to specific percentages of the executives’ fixed remuneration, in accordance with their professional category, and extraordinary contributions in accordance with the circumstances of each executive, payable in line with the conditions of said Plan. No provision was made for this plan as it has been fully externalized.

Depreciation and amortization

The breakdown of “Depreciation and amortization” on the consolidated income statement is as follows:

Millions of euros	2012	2011	2010
Depreciation of property, plant and equipment	6,931	6,670	6,159
Amortization of intangible assets	3,502	3,476	3,144

Total	10,433	10,146	9,303

Earnings per share

Basic earnings per share amounts are calculated by dividing net profit for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year.

Diluted earnings per share amounts are calculated by dividing net profit for the year attributable to ordinary equity holders of the parent (adjusted for any dilutive effects inherent in converting potential ordinary shares issued) by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on the conversion of all the dilutive potential ordinary shares into ordinary shares.

Telefónica, S.A.    95

2012 Consolidated Financial Statements

Both basic and diluted earnings per share attributable to equity holders of the parent are calculated based on the following data:

Millions of euros	2012	2011	2010
Profit attributable to ordinary equity holders of the parent from continuing operations	3,928	5,403	10,167
Profit attributable to ordinary equity holders of the parent from discontinued operations	—	—	—
Total profit attributable to equity holders of the parent for basic earnings	3,928	5,403	10,167
Adjustment for dilutive effects of the conversion of potential ordinary shares	—	—	—
Total profit attributable to equity holders of the parent for diluted earnings	3,928	5,403	10,167

Thousands Number of shares	2012	2011	2010
Weighted average number of ordinary shares (excluding treasury shares) for basic earnings per share	4,495,914	4,583,974	4,595,215
Telefónica, S.A. share option plan.	1,998	1,702	6,115
Weighted average number of ordinary shares (excluding treasury shares) outstanding for diluted earnings per share	4,497,912	4,585,676	4,601,330

The denominators used in the calculation of both basic and diluted earnings per share have been adjusted to reflect any transactions that changed the number of shares outstanding without a corresponding change in equity as if they had taken place at the start of the first period under consideration. This is the case of the bonus share issue held to pay the scrip dividend (see Note 12).

There have been no transactions involving existing or potential ordinary shares between the end of the year and the date of preparation of the consolidated financial statements.

Basic and diluted earnings per share attributable to equity holders of the parent broken down by continuing and discontinued operations are as follows:

	Continuing operations			Discontinued operations			Total
Figures in euros	2012	2011 (*)	2010 (*)	2012	2011 (*)	2010 (*)	2012	2011 (*)	2010 (*)
Basic earnings per share	0.87	1.18	2.21	—	—	—	0.87	1.18	2.21
Diluted earnings per share	0.87	1.18	2.21	—	—	—	0.87	1.18	2.21

(*)	revised data

Telefónica, S.A.    96

2012 Consolidated Financial Statements

Note 20. Share-based payment plans

At year-end 2012, 2011 and 2010, the Telefónica Group had the following shared-based payment plans linked to the share price of Telefónica, S.A. The main plans in force at the end of 2012 are as follows:

a) Telefónica, S.A. share plan: “Performance Share Plan” (PSP)

At the General Shareholders’ Meeting of Telefónica, S.A. on June 21, 2006, its shareholders approved the introduction of a long-term incentive plan for managers and senior executives of Telefónica, S.A. and other Telefónica Group companies. Under this plan, selected participants who met the qualifying requirements were given a certain number of Telefónica, S.A. shares as a form of variable compensation.

The term of the plan is seven years It is divided into five phases, each three years long, beginning on July 1 (the “Start Date”) and ending on June 30 three years later (the “End Date”). At the start of each phase the number of shares to be awarded to plan beneficiaries is determined on the basis of their success in meeting targets set. The shares are delivered, assuming targets are met, at the End Date of each phase. Each phase is independent from the others. The first started on July 1, 2006 (with shares delivered on July 1, 2009) and the fifth phase on July 1, 2010 (with any shares to be delivered from July 1, 2013).

Award of the shares is subject to a number of conditions:

•	The beneficiary must continue to work for the company throughout the three-year duration of each phase, subject to certain special conditions related to departures.

•

The actual number of shares awarded at the end of each phase will depend on success in meeting targets and the maximum number of shares assigned to each executive. Success is measured by comparing the Total Shareholder Return (“TSR”), which includes both share price and dividends offered by Telefónica shares, with the TSRs offered by a basket of listed telecoms companies that comprise the comparison group. Each employee who is a member of the plan is assigned at the start of each phase a maximum number of shares. The actual number of shares awarded at the end of the phase is calculated by multiplying this maximum number by a percentage reflecting their success at the date in question. This will be 100% if the TSR of Telefónica is equal to or better than that of the third quartile of the Comparison Group and 30% if Telefónica’s TSR is in line with the average. The percentage rises linearly for all points between these two benchmarks. If the TSR is below average no shares are awarded.

June 30, 2010 marked the end of the second phase of this plan, which entailed the following maximum number of shares allocated:

	No. of shares	Unit fair value	End date
2nd phase July 1, 2007	5,556,234	7.70	June 30, 2010

With the maturity of the second phase of the plan on June 30, 2010 a total of 2,964,437 shares (corresponding to a total of 4,091,071 gross shares less a withholding of 1,132,804 shares at the choice of employees to meet their tax commitments) were delivered to Telefónica Group directors included in the second phase. The shares delivered were deducted from the Company’s treasury shares in 2010.

June 30, 2011 marked the end of the third phase of this plan, which entailed the following maximum number of shares allocated:

	No. of shares	Unit fair value	End date
3rd phase July 1, 2008	5,286,980	8.39	June 30, 2011

With the maturity of the third phase of the plan on June 30, 2011 a total of 2,900,189 shares (corresponding to a total of 4,166,304 gross shares less a withholding of 1,266,115 shares at the choice of employees to meet their tax commitments) were delivered to Telefónica Group directors included in the third phase. The shares delivered were deducted from the Company’s treasury shares in 2011.

Telefónica, S.A.    97

2012 Consolidated Financial Statements

The third phase of the plan was partially covered through two financial instruments relating to 2,446,104 shares at a cost of 10.18 euros per share.

The fourth phase expired on June 30, 2012, with no shares being awarded. The maximum number of shares assigned to this phase of the plan was as follows:

	No. of shares	Unit fair value	End date
4th phase July 1, 2009	6,356,597	8.41	June 30, 2012

For the same phase of the plan, Telefónica, S.A. acquired an instrument from a financial institution with the same features of the plan, whereby at the end of the phase, Telefónica will obtain part of the shares necessary to settle the phase (4 million shares). The cost of the financial instrument is 36 million euros, equivalent to 8.41 euros per option The instrument was cancelled with a charge to distributable reserves when this phase of the plan expired.

The maximum number of the shares assigned and of outstanding shares in the last outstanding phases at December 31, 2012 is as follows:

	No. of shares assigned	Outstanding shares at 12/31/12	Unit fair value	End date
5th phase July 1, 2010	5,025,657	4,294,158	9.08	June 30, 2013

This plan is equity-settled via the delivery of shares to the participants. Accordingly, a balancing entry for the 24 million euros, 41 million euros and 42 million euros of employee benefits expenses recorded in 2012, 2011 and 2010, respectively, was made in equity.

b) Telefónica, S.A. share option plan targeted at Telefónica Europe employees: “Performance Cash Plan”

Telefónica Europe offers the Performance Cash Plan, operating under the same conditions as the Performance Share Plan. This plan entails delivery to this segment’s executives of a specific number of theoretical options in Telefónica, S.A. which, in the event, would be cash-settled at the end of each phase via a payment equivalent to the market value of the shares on settlement date up to a maximum of three times the notional value of the shares at the delivery date.

The value of the theoretical options is established as the average share price in the 30 days immediately prior to the start of each phase. The duration of this plan is also 7 years, with 5 phases, each of 3 years, commencing on July 1 of each year, starting in 2006.

The performance rate for setting payments is measured based on the TSR on Telefónica shares with respect to the comparison group’s TSRs, in line with the criteria set out for Telefónica, S.A.‘s Performance Share Plan.

The number of options assigned for the 2010-2013 cycle at December 31, 2012 was 267,515, while 291,610 rights had been assigned in the PCP 2011-2014. No rights were assigned for the 2012-2015 cycle.

The fair value at December 31, 2012 of the options delivered in each phase in force at that time was 10.19 euros per option. This value is calculated by taking the Telefónica share price and including the estimated TSR and is updated at each year-end.

c) Telefónica, S.A. global share plan: “Global Employee Share Plan” (GESP)

At the June 23, 2009 General Shareholders’ Meeting of Telefónica, S.A. , the shareholders approved the introduction of a Telefónica, S.A. share incentive plan for all employees of the Telefónica Group worldwide, with certain exceptions. Under this plan, participants who meet certain requirements are offered the possibility of acquiring shares in Telefónica, S.A., which takes up the obligation to give them a certain number of free shares.

Telefónica, S.A.    98

2012 Consolidated Financial Statements

The total term of the plan is two years. Employees joining the plan could acquire Telefónica, S.A. shares through maximum monthly installments of 100 euros (or the local currency equivalent), up to a maximum of 1,200 euros over a period of 12 months (acquisition period). Shares were delivered upon vesting of the plan, as from September 1, 2012, subject to a number of conditions:

•	The beneficiary must continue to work for the company throughout the two-year duration of the plan (consolidation period), subject to certain special conditions related to departures.

•

The actual number of shares to be delivered at the end of the consolidation period depended on the number of shares acquired and retained by each employee. Each employee who is a member of the plan and remained a Group employee, and retained the shares acquired for an additional twelve-month period after the acquisition date, would be entitled to receive one free share per share acquired and retained at the end of the consolidation period.

At the consolidation date of the Plan, 2,071,606 shares were awarded (corresponding to a total of 2,302,349 of gross shares of which 230,743 shares were retained at the request of the employees to meet their tax commitments) to the 35,110 employees participating in the plan who were with the company on that date.

The employee benefits expense accrued, totalling 15 million euros, 21 million euros and 11 million euros in 2012, 2011 and 2010, respectively, was recorded with a balancing entry in equity.

d) Second edition of the Telefónica, S.A. global share plan: “Global Employee Share Plan – second edition” (GESP II)

At the May 18, 2011 General Shareholders’ Meeting of Telefónica, S.A. , the shareholders approved the introduction of a Telefónica, S.A. share incentive plan for all employees of the Telefónica Group worldwide, with certain exceptions. The characteristics and conditions of this plan are similar to those of the first edition of the Global Employee Share Plan. Where applicable, shares will be delivered after vesting of the plan, as of December 1, 2014.

The acquisition period began in December 2012. At December 31, 2012, 23,590 employees had adhered to the plan. This plan will be equity-settled via the delivery of shares to the employees. Accordingly, a balancing entry for the employee benefits expense will be made in equity in 2013 and 2014.

Telefónica, S.A.    99

2012 Consolidated Financial Statements

e) Long-term incentive plan based on Telefónica, S.A. shares: “Performance and Investment Plan” (PIP)

At the General Shareholders’ Meeting held on May 18, 2011, a new long-term share-based incentive plan called “Performance and Investment Plan” was approved for Telefónica Group directors and executive officers. This plan will take effect following completion of the Performance Share Plan.

Under this plan, a certain number of shares of Telefónica, S.A. will be delivered to plan participants selected by the Company who decide to participate on compliance with stated requirements and conditions.

The plan lasts five years and is divided into three independent three-year phases (i.e. delivery of the shares for each three-year phase three years after the start date). The first phase began on July 1, 2011 (with the delivery of the related shares from July 1, 2014). The second phase began on July 1, 2012 (with delivery of the related shares from July 1, 2015). The third phase will begin on July 1, 2013 (with delivery of the related shares from July 1, 2016).

The specific number of Telefónica, S.A. shares deliverable within the maximum amount established to each member at the end of each phase will be contingent and based on the Total Shareholder Return (“TSR”) of Telefónica, S.A. shares (from the reference value) throughout the duration of each phase compared to the TSRs of the companies included in the Dow Jones Global Sector Titans Telecommunications Index. For the purposes of this Plan, these companies make up the comparison group (“Comparison Group”).

The TSR is the indicator used to determine the Telefónica Group’s medium- and long-term value generation, measuring the return on investment for each shareholder. For the purposes of this Plan, the return on investment of each phase is defined as the sum of the increase or decrease in the Telefónica, S.A. share price and dividends or other similar items received by the shareholder during the phase in question.

At the beginning of each phase, each participant is allocated a notional number of shares. According to the plan, the number of shares to be delivered will range from:

•	30% of the number of notional shares if Telefónica, S.A.’s TSR is at least equal to the median of the Comparison Group, and

•

100% if Telefónica, S.A.’s TSR is within the third quartile or higher than that of the Comparison Group. The percentage is calculated using linear interpolation when it falls between the median and third quartile.

•	No shares will be delivered if Telefónica, S.A.’s TSR is below the Comparison Group’s median.

The plan includes an additional condition regarding compliance by all or part of the participants with a target investment and holding period of Telefónica, S.A. shares through each phase (“Co-Investment”), to be determined for each participant, as appropriate, by the Board of Directors based on a report by the Nominating, Compensation and Corporate Governance Committee. Participants meeting the co-investment requirement will receive an additional number of shares, provided the rest of the requirements established in the plan are met.
In addition, and independently of any other conditions or requirements that may be established, in order to be entitled to receive the corresponding shares, each participant must be a Telefónica Group employee at the delivery date for each phase, except in special cases as deemed appropriate.

Shares will be delivered at the end of each phase (in 2014, 2015, and 2016, respectively). The specific delivery date will be determined by the Board of Directors or the committee or individual entrusted by the Board to do so.

The shares to be delivered to participants, subject to compliance with the pertinent legal requirements in this connection, may be either (a) treasury shares in Telefónica, S.A. acquired by Telefónica, S.A. itself or by any of the Telefónica Group companies; or (b) newly-issued shares.

Telefónica, S.A.    100

2012 Consolidated Financial Statements

The first and second allocations of shares under this plan were made on July 1, 2011 and July 1, 2012. The maximum number of shares assigned (including the amount of co-investment) under the plan and the number of shares outstanding at December 31, 2012 is as follows:

Phase	No. of shares assigned	Outstanding shares at 12/31/12	Unit fair value	End date
1st phase July 1, 2011	5,545,628	4,984,670	8.28	June 30, 2014
2nd phase July 1, 2012	7,347,282	6,868,684	5.87	June 30, 2015

With respect to the first phase of this plan, Telefónica, S.A. acquired an instrument from a financial institution with the same features of the plan, whereby at the end of the phase, Telefónica will obtain part of the shares necessary to settle the phase (4 million shares). The cost of the financial instrument is 37 million euros, equivalent to 9.22 euros per option

This plan is equity-settled via the delivery of shares to the participants. Accordingly, a balancing entry for the 22 million euros and 8 million euros of employee benefits expenses recorded in 2012 and 2011, respectively, was made in equity.

Telefónica, S.A.    101

2012 Consolidated Financial Statements

Note 21. Other information

a) Litigation and arbitration

Telefónica and its group companies are party to several legal proceedings which are currently in progress in the courts of law and the arbitration bodies of the various countries in which we are present.

Based on the advice of our legal counsel it is reasonable to assume that these legal proceedings will not materially affect our financial condition or solvency, regardless the unfavorable outcome in any of them.

We highlight the following unresolved legal proceedings or those underway in 2012 (see Note 17 for details of tax-related cases):

Contentious proceedings in connection with the merger between Terra Networks, S.A. and Telefónica, S.A.

On September 26, 2006, Telefónica was notified of the claim filed by former shareholders of Terra Networks, S.A. (Campoaguas, S.L., Panabeni, S.L. and others) alleging breach of contract in respect of the terms and conditions set forth in the Prospectus of the Initial Public Offering of shares of Terra Networks, S.A. dated October 29, 1999. The court rejected this claim and ordered the plaintiffs to pay court costs by a ruling issued on September 21, 2009. The plaintiffs appealed this ruling on December 4, 2009 and Telefónica was notified of such appeal on June 16, 2010. Telefónica answered the appeal on January 5, 2011 by opposing to it. On November 7, 2011, the Commercial and Chancery Court issued case management directions acknowledging receipt of the case file, appointing a presiding judge and set February 14, 2013 as the date for reviewing and ruling on the appeal. Since such ruling there has been no new update of the case, the Company is yet to receive a notification on the case, but it believes the ruling to be in favor of Telefónica’s interests.

Cancellation of the UMTS license granted to Quam GMBH in Germany

In December 2004, the German Telecommunications Market Regulator revoked the UMTS license granted in 2000 to Quam GmbH, in which Telefónica has a stake. After obtaining a suspension of the revocation order, on January 16, 2006, Quam GmbH filed a suit against the order with the German courts. This claim sought two objectives: 1) to overturn the revocation order issued by the German Telecommunications Market Regulator, and 2) if this failed, to be reimbursed for the total or partial payment of the original amount paid for the license; i.e. 8,400 million euros.

This claim was rejected by the Cologne Administrative Court. Quam GmbH appealed the decision before the Supreme Administrative Court of North Rhine-Westphalia, which also rejected its appeal.

Finally, Quam GmbH filed a new claim in third instance before the Federal Supreme Court for Administrative Cases, which was not admitted for processing.

Quam GmbH appealed this decision on August 14, 2009. On August 17, 2011, after the oral hearing, the Federal Administrative Court rejected Quam GMBH’s appeal at third instance.

In October 2011, Quam GmbH filed a constitutional complaint before the German Federal Constitutional Court (Karlsruhe).

Telefónica, S.A.    102

2012 Consolidated Financial Statements

Appeal against the European Commission ruling of July 4, 2007 against Telefónica Spain’s broadband pricing policy

On July 9, 2007, Telefónica was notified of the decision issued by the European Commission (“EC”) imposing Telefónica and Telefónica de España, S.A.U. a fine of approximately 152 million euros for breach of the former article 82 of EC Treaty rules by charging not equitable prices to whole and retail broadband access services. The court ruled in favor of the EC accusing Telefónica of applying a margin squeeze between the prices it charged competitors to provide regional and national wholesale broadband services and its retail broadband prices using ADSL technology between September 2001 and December 2006.

On September 10, 2007, Telefónica and Telefónica de España filed an appeal to overturn the decision before the General Court of the European Union. The Kingdom of Spain, as an interested party, also lodged an appeal to overturn the decision. Meanwhile, France Telecom and the Spanish Association of Bank Users (AUSBANC) filed requests to intervene, which the General Court admitted.

A hearing was held on May 23, 2011, at which Telefónica presented its case. On March 29, 2012 the General Court ruled rejecting the appeal by Telefónica and Telefónica de España, confirming the sanction imposed by the Commission. On June 13, 2012 an appeal against this ruling was lodged before the European Union Court of Justice.

In October 2007, Telefónica, S.A. presented a guarantee for an indefinite period of time to secure the principal and interest.

Appeal against the decision by Agencia Nacional de Telecomunicações (ANATEL) regarding the inclusion of interconnection and network usage revenues in the Fundo de Universalização de Serviços de Telecomunicações (FUST)

Vivo Group operators, together with other cellular operators, appealed ANATEL’s decision of December 16, 2005, to include interconnection and network usage revenues and expenses in the calculation of the amounts payable into the Fund for Universal Access to Telecommunications Services (Fundo de Universalização de Serviços de Telecomunicações or FUST for its initials in Portuguese) –a fund which pays for the obligations to provide universal service- with retroactive application from 2000. On March 13, 2006, Brasilia Regional Federal Court granted a precautionary measure which stopped the application of ANATEL’s decision. On March 6, 2007, a ruling in favor of the wireless operators was issued, stating that it was not appropriate to include the revenues received by transfer from other operators in the taxable income for the FUST’s calculation and rejecting the retroactive application of ANATEL’s decision. ANATEL filed an appeal to overturn this decision with Brasilia Regional Federal Court no. 1. This appeal is pending resolution.

At the same time, Telefónica Brazil and Telefónica Empresas, S.A., together with other wireline operators through ABRAFIX (Associação Brasileira de Concessionárias de Serviço Telefonico Fixo Comutado) appealed ANATEL’s decision of December 16, 2005, also obtaining the precautionary measures requested. On June 21, 2007, Federal Regional Court no. 1 ruled that it was not appropriate to include the interconnection and network usage revenues and expense in the FUST’s taxable income and rejected the retroactive application of ANATEL’s decision. ANATEL filed an appeal to overturn this ruling on April 29, 2008 before Brasilia Federal Regional Court no. 1.

No further action has been taken since then. The amount of the claim is quantified at 1% of the interconnection revenues.

Telefónica, S.A.    103

2012 Consolidated Financial Statements

Public civil procedure by the Sao Paulo government against Telefónica Brazil for alleged reiterated malfunctioning in services provided by Telefónica Brazil and request of compensation for damages to the customers affected

This proceeding was filed by the Public Ministry of the State of Sao Paulo for alleged reiterated malfunctioning in the services provided by Telefónica Brazil, seeking compensation for damages to the customers affected. A general claim is filed by the Public Ministry of the State of Sao Paulo, for 1,000 million Brazilian reais (approximately 370 million euros), calculated on the company’s revenue base over the last five years.

In April 2010, a ruling in first instance convicting the Telefónica Group was issued, there will not be a precision of its effects until there is a final ruling, and the total amount of persons affected and party in the procedure is known. At that moment, the amount of the indemnity will be established, ranging between 1,000 and 60 million reais (approximately, between 370 and 22 million euros). On May 5, 2010, Telefónica Brazil filed an appeal before the Sao Paolo Court of Justice, suspending the effect of the ruling. No further action has been taken since then.

Case before the Directorate General for Competition of the European Commission – Telefónica / Portugal Telecom

On January 19, 2011, the European Commission initiated formal proceedings to investigate whether Telefónica, S.A. (Telefónica) and Portugal Telecom SGPS, S.A. (Portugal Telecom) had infringed on European Union anti-trust laws with respect to a clause contained in the sale and purchase agreement of Portugal Telecom’s ownership interest in Brasilcel, N.V., a joint venture in which both were venturers and owner of Brazilian company Vivo.

On January 23, 2012, the European Commission passed a ruling on the formal proceedings. The ruling imposed a fine on Telefónica, S.A. of 67 million euros, as the European Commission ruled that Telefónica and Portugal Telecom committed an infraction as stipulated in Article 101 of the Treaty on the Functioning of the European Union (“TFEU”) for having entered into the agreement set forth in Clause Nine of the sale and purchase agreement of Portugal Telecom’s ownership interest of Brasilcel, N.V.

Telefónica intends to file an appeal for annulment of this ruling with the European Union General Court. April 9, 2013, will be the deadline for filing this appeal.

b) Commitments

Telefónica Internacional, S.A.U. as strategic partner of Colombia Telecomunicaciones, S.A. ESP.

Pursuant to amendment nº 1 of the Framework Investment Agreement executed on March 30, 2012, after the closing of the merger between Colombia Telecomunicaciones, S.A. ESP and Telefónica Móviles Colombia, S.A., the Colombian Government may, at any time, offer to Telefonica all or part of the shares it holds in the company, the latter being obliged to acquire them, directly or via one of its subsidiaries, provided that any of the following circumstances becomes applicable: (i) Colombia Telecomunicaciones, S.A. ESP fails to meet its payment obligations under the terms of the “Contrato de Explotación”, of two accumulated bi-monthly installments of the consideration fees; (ii) the increase in EBITDA is less than 5.75% in the measurement periods, and provided that during the twelve (12) months following the ordinary shareholders’meetings during which the measurement was made, at least one of the following occurs: 1) Colombia Telecomunicaciones S.A. ESP makes capital investments (CAPEX) exceeding 12.5% of its revenues for services; 2) Colombia Telecomunicaciones S.A. ESP has paid a brand fee or any other type of payment to the Strategic Partner for the use of its brands; or 3) orders and/or pays dividends with the favorable vote of the Strategic Partner.

From January 1, 2013, the Colombian Government could require Telefónica to vote in favor of the register of the shares of Colombia Telecomunicaciones, S.A. ESP in the National Securities and Issuer’s Registry and in the Colombia Stock Exchange.

In addition, if Telefónica decides to dispose of all or part of its shareholding in Colombia Telecomunicaciones, S.A. ESP (except for transfer or disposal in favor of any of its subsidiaries),Telefonica commits that(i) the acquirer or transferee will be obliged to adhere to the Framework Investment Agreement; and (ii) that the acquirer or transferee will be obliged to present an offer to purchase all of the shares in Colombia Telecomunicaciones, S.A. ESP held by the Colombian Government at the same price and under the same terms and conditions negotiated with Telefónica, through the legally-established procedure for disposal of shares held by public entities.

Telefónica, S.A.    104

2012 Consolidated Financial Statements

Lastly, the Colombian Government will be entitled to subscribe or acquire, at no cost or compensation, a number of shares necessary to bring its aggregate holding in Colombia Telecomunicaciones S.A. ESP up to 3%, depending on the compound growth in EBITDA between 2011 and 2014.

Atento

As a result of the sale agreement of Atento by Telefonica, announced on October 12, 2012 and ratified on December 12, 2012, both companies have signed a Master Service Agreement regulating Atento’s relationship with the Telefónica Group as a service provider for a period of nine years.

By virtue of this Agreement, Atento become Telefónica’s preferred Contact Centre and Customer Relationship Management (CRM) service provider, stipulating annual commitments in terms of turnover which updates in line with inflation and deflation that vary from country to country, pursuant to the current volume of services Atento has been providing to the entire Group.

In the case of an eventual failure to meet the annual turnover commitments that could result in a compensation, which would be calculated based on the difference between the actual amount of turnover and the predetermined commitment, applying a percentage based on the Contract Centre’s business margin to the final calculation.

Lastly, the Master Agreement sets forth a reciprocal arrangement, whereby Atento assumes similar commitments to subscribe its telecommunications services to Telefónica

Network sharing in the UK

On June 6, 2012, Telefónica U.K. and Vodafone U.K. mutually committed to shoring up the current network sharing agreement between the companies, by pooling their network infrastructure into a single grid for transmitting the spectrum that each company holds individually. Telefónica U.K. and Vodafone U.K. will therefore have access to a national grid with 18,500 sites, an access improvement of 40% for each operator. Pursuant to this agreement, a joint venture was incorporated in 2012, called Cornerstone Telecommunications Infrastructure Limited, with a 50% interest held by each of these companies.

This project is especially beneficial for customers, given that by pooling their networks, Telefónica and Vodafone, two direct competitors in the UK market, could offer 2G and 3G coverage for 98% of the population by 2015. In addition, the agreement ensures that the necessary capacity to offer the forthcoming 4G services will be rolled out more quickly and with the most ample geographic coverage possible, helping to close the digital gap between rural and urban areas.

The contingencies arising from the litigation and commitments described above were evaluated (see Note 3.I) when the consolidated financial statements for the year ended December 31, 2012 were prepared. The provisions recorded in respect of the commitments taken as a whole are not material.

Telefónica, S.A.    105

2012 Consolidated Financial Statements

c) Environmental matters

The Group has launched various projects aimed at improving current systems to reduce the environmental impact of its existing installations, with project costs being added to the cost of the installation to which the project relates.

In addition, in line with its commitment to the environment, the Group announced the creation of a Climate Change Office to provide a framework for strategic and R&D and innovation projects in the quest for energy efficient solutions. This initiative entails the launch and implementation of solutions in each area that contribute to optimizing the Company’s processes (operations, suppliers, employees, customers and society).

•	In the area of operations, the main objective is to develop and implement projects that will allow for more efficient networks and systems by reducing and optimizing energy consumption.

•	In the area of suppliers, active efforts are underway to include energy efficiency criteria in the purchasing process for all product lines in the Telefónica Group’s value chain.

•	In the area of employees, the aim is to foster among the Company’s employees a culture of respect and awareness regarding the environment and energy saving.

•	In the area of customers, work is being carried out to better leverage ICTs (information and communication technologies) and increase energy efficiency with the objective of reducing carbon emissions.

•	And finally, in the area of society, the objective is to promote change in citizens’ behavior through actions by the Telefónica Group.

The Group has also rolled out internal control mechanisms sufficient to pre-empt any environmental liabilities that may arise in future, which are assessed at regular intervals either by Telefónica staff or renowned third-party institutions. No significant risks have been identified in these assessments.

In line with its environmental policy, in 2012 and 2011, the Telefónica Group has incurred expenses and made investments in respect of environmental protection. However, the amount of these investments is not significant with respect to the accompanying consolidated income statement and statement of financial position, taken as a whole.

d) Auditors’ fees

The fees paid to the various member firms of the Ernst & Young international organization, of which Ernst & Young, S.L. (the auditors of the Telefónica Group) forms part, amounted to 25.84 million euros and 27.93 million euros in 2012 and 2011, respectively.

The detail of these amounts is as follows:

Millions of euros	2012	2011
Audit services (1)	23.84	26.29
Audit-related services (2)	2.00	1.64

TOTAL	25.84	27.93

(1)	Audit services: services included under this heading are mainly the audit of the annual and reviews of interim financial statements, work to comply with the requirements of the Sarbanes-Oxley Act (Section 404) and the review of the 20-F report to be filed with the US Securities and Exchange Commission (SEC).
(2)	Audit-related services: This heading mainly includes services related to the review of the information required by regulatory authorities, agreed financial reporting procedures not requested by legal or regulatory bodies and the review of corporate responsibility reports.

Ernst&Young has not rendered tax services or any other service other than those mentioned above to Telefónica Group companies.

Ernst & Young’s fees include amounts in respect of fully and proportionately consolidated Telefónica Group companies. A total of 0.01 million euros and 0.07 million euros, corresponding to 50% of the fees paid by proportionately consolidated companies, were included in 2012 and 2011, respectively.

Telefónica, S.A.    106

2012 Consolidated Financial Statements

Fees paid to other auditors in 2012 and 2011 amounted to 40.68 million euros and 32.41 million euros, respectively, as follows:

Millions of euros	2012	2011
Audit services	1.04	0.68
Audit-related services	1.73	0.76
Tax services	5.47	6.37
All other services (consulting, advisory, etc.)	32.44	24.60

TOTAL	40.68	32.41

Other auditors’ fees include amounts in respect of fully and proportionately consolidated Telefónica Group companies. In 2012 and 2011, a total of 0.05 million euros and 0.02 million euros, respectively, corresponding to 50% of the fees by proportionately consolidated companies, were included.

e) Trade and other guarantees

The Company is required to issue trade guarantees and deposits for concession and spectrum tender bids (see Note 16) and in the ordinary course of its business. No significant additional liabilities in the accompanying consolidated financial statements are expected to arise from guarantees and deposits issued.

f) Directors’ and Senior Executives’ compensation and other benefits

Board of Directors’ compensation

The compensation of Telefónica members of the Board of Directors is governed by Article 28 of the Bylaws, which states that the compensation amount that the Company may pay to all of its Directors as remuneration and attendance fees shall be fixed by the shareholders at the General Shareholders’ Meeting. The Board of Directors shall determine the exact amount to be paid within such limit and the distribution thereof among the directors. This compensation, as laid down in said article of the Bylaws, is compatible with other professional or employment compensation accruing to the Directors by reason of any executive or advisory duties that they perform for the Company, other than the supervision and collective decision-making duties inherent in their capacity as Directors.

Accordingly, the shareholders, at the Annual General Shareholders Meeting held on April 11, 2003, set the maximum gross annual amount to be paid to the Board of Directors at 6 million euros, including a fixed payment and fees for attending meetings of the Board of Director’s Advisory or Control Committees. Total compensation paid to Telefónica’s Directors for discharging their duties in 2012 amounted to 4,001,151 euros in fixed compensation and attendance fees.

The compensation of Telefónica, S.A. directors in their capacity as members of the Board of Directors, the Executive Commission and/or the Advisory and Control Committees consists of a fixed amount payable monthly, and fees for attending the meetings of the Board’s Advisory or Control Committees. Executive Directors other than the Chairman do not receive any amounts for their directorships, but only the corresponding amounts for discharging their executive duties as stipulated in their respective contracts.

It is hereby stated that the Company’s Board of Directors, at its meeting of July 25, 2012, agreed a 20% reduction of the amounts that the Board members receive for discharging their duties.

The tables below presents the fixed amounts established in 2012 for membership to Telefónica Board of Directors, Executive Commission and Advisory or Control Committees and the attendance fees of the Advisory or Control Committees.

Telefónica, S.A.    107

2012 Consolidated Financial Statements

Compensation of members of the Board of Directors and Board Committees

The amounts shown below are expressed in annual terms applicable up to the 20% reduction agreed by the Board of Directors on July 25, 2012.

Figures in euros Post	Board of Directors	Executive Commission	Advisory or Control Committees (*)
Chairman	300,000	100,000	28,000
Vice Chairman	250,000	100,000	—
Board member:
Executive	—	—	—
Proprietary	150,000	100,000	14,000
Independent	150,000	100,000	14,000
Other external	150,000	100,000	14,000

(*)	In addition, the amounts paid for attendance at each of the Advisory or Control Committee’s meetings was 1,250 euros.

Current compensation of members of the Board of Directors and Board Committees

The amounts shown below are expressed in annual terms applicable from the 20% reduction agreed by the Board of Directors on July 25, 2012 and effective for payments for the period between July 1, and December 31, 2012.

Amounts in euros Position	Board of Directors	Executive Committee	Advisory or Control Committees (*)
Chairman	240,000	80,000	22,400
Vice Chairman	200,000	80,000	—
Board member:
Executive	—	—	—
Proprietary	120,000	80,000	11,200
Independent	120,000	80,000	11,200
Other external	120,000	80,000	11,200

(*)	In addition, the amounts paid for attendance to each of the Advisory or Control Committee’s meetings was 1,250 euros.

Telefónica, S.A.    108

2012 Consolidated Financial Statements

Individual breakdown

The following table presents the individual breakdown by item of the compensation and benefits paid by Telefónica, S.A. to member of the Company’s Board of Directors in 2012:

Euros Director	Wage/ Compensation[1]	Fixed Payment Board Committees[2]	Attendance fees[3]	Short-term Variable Compensation[4]	Other items[5]	TOTAL2012
Executive
Mr. César Alierta Izuel	2,500,800	90,000	—	3,493,433	264,899	6,349,132
Mr. José María Álvarez-Pallete López	1,474,284	—	—	1,042,088	93,338	2,609,710
Ms. Eva Castillo Sanz	461,670	29,400	19,000	—	7,684	517,754
Mr. Santiago Fernández Valbuena	—	—	—	—	—	—
Proprietary
Mr. Isidro Fainé Casas	225,000	90,000	—	—	11,500	326,500
Mr. José María Abril Pérez	225,000	115,200	12,750	—	—	352,950
Mr. Antonio Massanell Lavilla	135,000	63,000	26,000	—	11,250	235,250
Mr. Ignacio Moreno Martínez	135,000	—	—	—	—	135,000
Mr. Chang Xiaobing	135,000	—	—	—	—	135,000
Independent
Mr. David Arculus	105,000	19,600	4,500	—	—	129,100
Mr. Carlos Colomer Casellas	135,000	140,400	24,750	—	21,250	321,400
Mr. Peter Erskine	135,000	140,400	33,000	—	3,750	312,150
Mr. Alfonso Ferrari Herrero	135,000	190,800	50,750	—	21,500	398,050
Mr. Luiz Fernando Furlán	135,000	12,600	1,000	—	—	148,600
Mr. Gonzalo Hinojosa Fernández de Angulo	135,000	178,200	45,250	—	22,750	381,200
Mr. Pablo Isla Álvarez de Tejera	135,000	63,000	13,750	—	—	211,750
Mr. Francisco Javier de Paz Mancho	135,000	140,400	12,500	—	10,000	297,900
Other external
Mr. Julio Linares López	1,688,216	—	—	5,966,275	25,159,663	32,814,154
Mr. Fernando de Almansa Moreno-Barreda	135,000	50,400	19,500	—	9,000	213,900

1	Wage: Cash compensation with a predefined payment frequency, accruable or not over time and payable by the Company contractually, irrespective of effective attendance by the Director of Telefónica, S.A. to Telefónica, S.A. Board Meetings. Includes non-variable remuneration accrued, as appropriate, by the Director for discharging any related executive duties.
2	Fixed Payment Board Committees: Amount of items other than attendance to meetings payable to Directors for membership to the Executive Committee or Advisory or Control Committees of Telefónica, S.A., irrespective of effective attendance to meetings of said Committees.
3	Attendance fees: Amounts payable for attendance to meetings of the Advisory or Control Committees of Telefónica, S.A.
4	Short-term variable compensation: Variable amount linked to the performance or achievement of individual or group objectives (quantitative or qualitative) and commensurate with other compensation or any other reference in euros for a period of up to a year. For Mr. Julio Linares López, includes the amount of two annual payments (2011-2012).
5	Other items: Includes, inter alia ,(i) 24,748,696 euros in compensation paid to Mr. Julio Linares López on stepping down from his executive duties; and (ii) other amounts paid for membership of the various Regional Advisory Committees in Spain, and the Telefónica Corporate University Advisory Council.

Telefónica, S.A.    109

2012 Consolidated Financial Statements

With respect to the information contained in the preceding table, the following is noted: (i) On December 31, 2012, five years after he stopped performing executive duties in the Telefónica Group (as an employee and director), Mr. Peter Erskine was reclassified from “Other external” to “Independent;” (ii) on September 17, 2012, Mr. Julio Linares López resigned from his post as the Company’s CCO of Telefónica, S.A. and his executive duties in the Telefónica Group and therefore being reclassified from “Executive” Director to “Other external””; (iii) on September 17, 2012, Ms. Eva Castillo Sanz was appointed as Chairwoman of Telefónica Europe, and therefore changed from being an “Independent” director to an “Executive” director, showing in the table the compensation as Chairwoman of Telefónica Europa from October 2012; (iv) on September 17, 2012, Mr. Santiago Fernández Valbuena was appointed Director of the Company as an “Executive” Director, with the compensation paid for his position Chairman of Telefónica Latinoamérica from October 2012 shown in the table “Other amounts received from other Group Companies”. The compensation paid to him as an Executive Director for his position as Chairman of Telefónica Latinoamérica from January to October 2012 is included under “Senior executives’ compensation;” and (v) on September 17, 2012, Mr. David Arculus stepped down as Director of the Company, with amount in the table showing the compensation paid to him until October 2012.

Telefónica, S.A.    110

2012 Consolidated Financial Statements

In addition, to detail the amounts included in the preceding table, the following table presents the specific compensation paid to Directors of Telefónica for membership of the various Advisory or Control Committees in 2012, including both fixed payments and attendance fees:

Amounts in euros Directors	Audit and Control	Nomination, Compensation and Corporate Governance	Human Resources, Reputation and Corporate Responsibility	Regulation	Service Quality and Customer Service	International Affairs	Innovation	Strategy	TOTAL 2012
Mr. César Alierta Izuel	—	—	—	—	—	—	—	—	—
Mr. Isidro Fainé Casas	—	—	—	—	—	—	—	—	—
Mr. Julio Linares López	—	—	—	—	—	—	—	—	—
Mr. José María Abril Pérez	—	—	—	—	—	14,850	23,100	—	37,950
Mr. José María Álvarez-Pallete López	—	—	—	—	—	—	—	—	—
Mr. José Fernando de Almansa Moreno-Barreda	—	—	—	17,100	—	28,450	—	24,350	69,900
Mr. David Arculus	—	—	—	13,300	—	10,800	—	—	24,100
Ms. Eva Castillo Sanz	—	—	—	13,300	14,550	—	—	20,550	48,400
Mr. Carlos Colomer Casellas	—	19,850	—	—	17,350	—	37,950	—	75,150
Mr. Peter Erskine	—	23,100	—	—	—	—	23,350	36,950	83,400
Mr. Santiago Fernández Valbuena	—	—	—	—	—	—	—	—	—
Mr. Alfonso Ferrari Herrero	23,100	36,700	17,350	17,100	18,350	14,600	—	24,350	151,550
Mr. Luiz Fernando Furlán	—	—	—	—	—	13,600	—	—	13,600
Mr. Gonzalo Hinojosa Fernández de Angulo	35,700	24,100	17,350	—	17,100	14,850	—	24,350	133,450
Mr. Pablo Isla Álvarez de Tejera	—	21,850	12,600	29,700	12,600	—	—	—	76,750
Mr. Antonio Massanell Lavilla	19,850	—	14,850	—	30,950	—	23,350	—	89,000
Mr. Ignacio Moreno Martínez	—	—	—	—	—	—	—	—	—
Mr. Francisco Javier de Paz Mancho	—	—	29,950	17,100	—	15,850	—	—	62,900
Mr. Chang Xiaobing	—	—	—	—	—	—	—	—	—

TOTAL	78,650	125,600	92,100	107,600	110,900	113,000	107,750	130,550	866,150

On the other hand, the following table presents a breakdown of the amounts received from other Telefónica Group companies other than Telefónica, S.A., by Company’s Directors for discharging executive duties or for membership of the companies’ governing bodies and/or Advisory Boards of such companies:

Euros Director	Wage/compensation[1]	Attendance fees[2]	Short-term variable compensation[3]	Other items[4]	TOTAL
Executive
Ms. Eva Castillo Sanz	48,034	—	—	136,500	184,534
Mr. Santiago Fernández Valbuena	361,143	—	—	48,605	409,748
Independent
Mr. David Arculus	—	—	—	63,565	63,565
Mr. Peter Erskine	—	—	—	84,754	84,754
Mr. Alfonso Ferrari Herrero	100,950	—	—	175,500	276,450
Mr. Luiz Fernando Furlán	105,991	—	—	175,500	281,491
Mr. Gonzalo Hinojosa Fernández de Angulo	17,322	—	—	—	17,322
Mr. Francisco Javier de Paz Mancho	658,688	—	—	175,500	834,188
Other external
Mr. Fernando de Almansa Moreno-Barreda	216,293	—	—	175,500	391,793

1	Wage: Cash compensation with a predefined payment frequency, whether or not consolidable over time, and payable by Group companies in consideration of the mere fact of employment by them, regardless of the Director’s attendance to Board meetings or analogous of the Telefónica Group entity in question. Also includes non-variable remuneration accrued, as appropriate, by the Director for discharging executive duties.
2.	Attendance fees: Amounts payable for attendance to meetings of the Board of Directors or similar bodies of any Telefónica Group company.
3	Short-term variable compensation: Variable amount linked to the performance or achievement of individual or group objectives (quantitative or qualitative) and commensurate with other compensation or any other reference in euros for a period of up to a year.
4	Other items: Includes, inter alia, amounts paid for membership of Regional Advisory Committees.

Telefónica, S.A.    111

2012 Consolidated Financial Statements

With respect to employee benefits, the following table presents a breakdown of contributions made in 2012 to both long-term savings schemes (including retirement and any other survival benefit) financed fully or partially by the Company for Telefónica Directors, for discharging executive duties, along with any other compensation in kind received by the Director during the year:

Euros Director (Executive)	Contributions to pension plans	Contribution to the Pension Plan for Senior Executives[2]	Compensation in kind[3]
Mr. Cesar Alierta Izuel	8,402	1,014,791	45,917
Mr. Julio Linares López	9,468	474,895	39,141
Mr. José María Álvarez-Pallete López	7,574	414,716	12,765
Ms. Eva Castillo Sanz	8,402	98,443	1,617
Mr. Santiago Fernández Valbuena[1]	—	110,112	6,564

1	The contribution to the Pension Plan was made when Mr. Fernández Valbuena was not an Executive Director and is therefore shown under “Senior Executives Compensation.” The amount was 8,402 euros.
2	Contributions to the Pension Plan for Executives set up in 2006, funded exclusively by the Company to complement the existing Company’s general Pension Plan. It entails defined contributions equivalent to a certain percentage of the Directors’ fixed remuneration in accordance with their professional category within the Telefónica Group’s organization.
3	“Compensation in kind” includes life and other insurance premiums (e.g. general medical and dental insurance).

Regarding share-based payment plans (those exclusively for Executive Directors), there were two long-term variable compensation plans in place in 2012:

(i)	The “Performance Share Plan” (“PSP”) approved at the General Shareholders’ Meeting of June 21, 2006, whose fifth and final phase began in 2010 and will conclude in July 2013. The shares assigned were as follows: 170,897 shares to Mr. César Alierta Izuel, 128,173 shares to Mr. Julio Linares López, 77,680 shares to Mr. José María Álvarez-Pallete López and 77,680 shares to Mr. Santiago Fernández Valbuena. Delivery of the shares assigned are subject in all cases to meeting the target “Total Shareholder Return” (“TSR”) and the other requirements of the Plan.

Also, it is hereby stated that regarding the fourth phase of this Plan (2009-2012), the general terms for the delivery of shares were not met. Therefore, no shares were delivered to Executive Directors.

(ii)	The so-called “Performance & Investment Plan” (“PIP”) approved at the General Shareholders’ Meeting of May 18, 2011 whose first phase began in 2011 and will end in July 2014, and the second phase began in 2012 and will end in July 2015. It is hereby stated that the number of shares assigned and the maximum possible number of shares to be received by the Directors of Telefónica for discharging executive duties in each phase, if the co-investment requirement established in the Plan and the maximum target TSR established for each phase are met, are as follows:

First phase / 2011-2014

Name	Theoretical shares assigned	Maximum number of shares *
Mr. César Alierta Izuel	249,917	390,496
Mr. Julio Linares López	149,950	234,298
Mr. José María Álvarez-Pallete López	79,519	124,249
Mr. Santiago Fernández Valbuena	79,519	124,249

*	Maximum possible number of shares to be received if the co-investment requirement and maximum target TSR are met.

Telefónica, S.A.    112

2012 Consolidated Financial Statements

Second phase / 2012-2015

Name	Theoretical shares assigned	Maximum number of shares *
Mr. César Alierta Izuel	324,417	506,901
Mr. Julio Linares López (1)	13,878	21,685
Mr. José María Álvarez-Pallete López	188,131	293,955
Ms. Eva Castillo Sanz	95,864	149,787
Mr. Santiago Fernández Valbuena	103,223	161,287

(1)	The number of shares assigned to Mr. Linares was calculated in proportion to the time he discharged executive duties as Chief Operating Officer –COO- (from July 1, 2012 to September 17, 2012) during the second phase of the Plan.
*	Maximum possible number of shares to be received if the “co-investment” requirement and maximum target TSR are met.

In addition, to reinforce Telefónica’s status as a global employer, with a common remuneration culture throughout the Company, to encourage all Group employees to take an equity interest, and to motivate employees and boost their loyalty, at the Company’s General Shareholders’ Meeting of June 23, 2009, shareholders approved the introduction of a Telefónica, S.A. share incentive plan, the “Global Employee Share Plan” (“GESP”) for all employees of the Group worldwide (including executives and Executives Directors).

Under this plan, employees that meet the qualifying requirements are offered the possibility of acquiring Telefónica, S.A. shares, for a period of up to 12 months (the acquisition period), with this company assuming the obligation of giving participants a certain number of shares free of charge. The maximum sum each employee can assign to this plan is 1,200 euros, while the minimum is 300 euros. Employees who remain at the Telefónica Group and retain their shares for an additional year after the acquisition period (the consolidation period) will be entitled to receive one free share per share acquired and retained until the end of the consolidation period.

During the first phase of this Plan (2010-2011), Directors participating, as they discharged executive duties in the Group, acquired a total of 604 shares (including free shares received under the general terms and conditions of the Plan).

For the second phase of the Plan (2012-2013), approved at the General Shareholders’ Meeting of May 18, 2011, the Executive Directors that decides to take part contributing the maximum (i.e. 100 euros a month, over 12 months), at the date of finalization of these consolidated financial statements, had acquired, under this Plan, a total of 84 shares, entitling them to receive an equivalent number of free shares provided, inter alia, that they hold the share acquired throughout the consolidation period.

It should be noted that the external Directors do not receive and did not receive in 2012 any compensation in the form of pensions or life insurance, nor do they participate in the share-based payment plans linked to Telefónica’s share price.

In addition, the Company does not grant and did not grant in 2012 any advances, loans or credits to the Directors, or to its top executives, thus complying with the requirements of the U.S.A. Sarbanes-Oxley Act, which is applicable to Telefónica as a listed company in that market.

Senior executives’ compensation

Meanwhile, the Executives considered as Senior Executives(1) of the Company in 2012, excluding those that are also members of the Board of Directors, received a total, in 2012, of 24,321,976 euros. It is hereby stated that this amount includes, inter alia, 10,893,244 euros corresponding to the amounts received by Mr. Luis Abril Pérez and Mr. Calixto Rios Pérez in termination benefits, as a result of termination of their employment relationship with the Telefónica Group.

In addition, the contributions by the Telefónica Group in 2012 with respect to the Pension Plan described in Note on “Revenue and Expenses” for these Executives amounted to 1,392,798 euros. Contribution to the Pension Plan amounted to 48,730 euros and compensation in kind including life and other insurance premiums (e.g. general medical and dental insurance) to 93,460 euros.

Telefónica, S.A.    113

2012 Consolidated Financial Statements

Meanwhile, a total of 297,141 shares corresponding to the fifth phase (2010-2013) of the above mentioned “Performance Share Plan” (“PSP”) were assigned to the Executives considered as Senior Executives of the Company. Also, it is hereby stated that regarding the fourth phase of this Plan (2009-2012), the general terms for the delivery of shares were not met. Therefore, no shares were delivered to the Executives.

Regarding the above mentioned “Performance and Investment Plan” (“PIP”) approved at the General Shareholders’ Meeting of May 18, 2011, a total of 422,344 shares were assigned to the Executives considered Senior Executives of the Company in the first phase (2011-2014) and 623,589 shares in the second phase (2012-2015).

Finally, regarding the first phase of the “Global Employee Share Plan” (“GESP”) (2010-2011), Executives participating acquired a total of 872 shares (including free shares received under the general terms and conditions of the Plan).

Regarding the second phase of the Plan (2012-2013), approved at the General Shareholders’ Meeting of May 18, 2011, the Executives taking part and contributing the maximum (i.e. 100 euros a month, over 12 months), at the date of finalization of these consolidated financial statements, had acquired, under this Plan, a total of 110 shares, entitling these Executives to receive an equivalent number of shares free provided, inter alia, that they hold the share acquired throughout the consolidation period established in the Plan.

(1)	For these purposes, Senior Executives are understood to be individuals who perform senior management functions reporting directly to the management bodies, or their executive committees or CEOs, including the person in charge of the internal audit.

Telefónica, S.A.    114

2012 Consolidated Financial Statements

g) Equity investments and positions held and duties performed in companies engaging in an activity that is identical, similar or complementary to that of the Company

Pursuant to Section 229 of the consolidated Corporate Enterprises Act, introduced by Royal Legislative Decree 1/2010 of July 2, details are given below of (i) the direct and indirect interests held by members of the Board of Directors of Telefónica, S.A., and by persons related thereto as set out in Section 231 of the consolidated Corporate Enterprises Act and (ii) the positions or duties carried out by those individuals, both of the foregoing in respect to companies with the same, analogous, or similar corporate purpose as that of Telefónica, S.A.

Name	Activity performed	Company	Position or functions	Stake (%) (*)
Mr. Isidro Fainé Casas	Telecommunications	Abertis Infraestructuras, S.A.	Vice Chairman	< 0.01%
Mr. Isidro Fainé Casas	Telecommunications	Telecom Italia, S.p.A.	—	< 0.01%

(*)	Shareholding of less than 0.01% of share capital indicated by “<0.01%”.

Information on Board member Chang Xiaobing, Executive Chairman of China Unicom (Hong Kong) Limited, is not included in this section given that:

•	In accordance with Article 26 bis of the Company’s Bylaws, whereby “(...) the following shall not be deemed to be in a situation of effective competition with the Company, even if they have the same or a similar or complementary corporate purpose: (...) companies with which Telefónica, S.A. maintains a strategic alliance”, Mr. Xiaobing’s interests are not in conflict with those of Telefónica, S.A.

•	Mr. Xiaobing holds no stakes in the capital of the companies in which he is a Board member (Section 229 of the Corporate Enterprises Act).

In addition, for information purposes, details are provided below on the positions or duties performed by members of the Board of Directors of Telefónica, S.A. in those companies whose activity is identical, similar or complementary to the corporate purpose of the Company, of any Telefónica Group company, or of any company in which Telefónica, S.A. or any of its Group companies holds a significant interest whereby it is entitled to board representation in those companies or in Telefónica, S.A.

Telefónica, S.A.    115

2012 Consolidated Financial Statements

Name	Company	Position or functions
Mr. César Alierta Izuel	Telecom Italia, S.p.A.	Director
	China Unicom (Hong Kong) Limited	Director

Mr. Julio Linares López	Telecom Italia, S.p.A.	Director
Mr. Alfonso Ferrari Herrero	Telefónica Chile, S.A.	Acting Director
	Telefónica del Perú, S.A.A.	Director

Mr. Francisco Javier de Paz Mancho	Telefónica Brasil, S.A.	Director
	Telefónica de Argentina, S.A.	Director
Mr. José Fernando de Almansa Moreno-Barreda	Telefónica Brasil, S.A.	Director
	Telefónica Móviles México, S.A. de C.V.	Director

Mr. Gonzalo Hinojosa Fernández de Angulo	Telefónica del Perú, S.A.A.	Director
Mr. Luiz Fernando Furlán	Telefónica Brasil, S.A.	Director

Ms. María Eva Castillo Sanz	Telefónica Czech Republic, a.s.	Chairwoman of Supervisory Board
	Telefónica Europe, Plc.	Chairman
	Telefónica Deutschland Holding, A.G.	Chairman of Supervisory Board
Mr. Santiago Fernández Valbuena	Telefónica Internacional, S.A.	Chairman
	Telefónica América, S.A.	Chairman
	Telefónica Brasil, S.A.	Vice Chairman
	Telefónica Móviles México, S.A. de C.V.	Vice Chairman
	Colombia Telecomunicaciones, S.A., E.S.P.	Director
	Telefónica Chile, S.A.	Acting Director
	Telefónica Capital, S.A.	Sole Director

Mr. Chang Xiaobing	China United Network Communications Group Company Limited	Chairman
	China United Network Communications Corporation Limited	Chairman
	China Unicom (Hong Kong) Limited	Executive Chairman
	China United Network Communication Limited	Chairman

Telefónica, S.A.    116

2012 Consolidated Financial Statements

Note 22. Finance leases

The principal finance leases at the Telefónica Group are as follows:

a) Future minimum lease payment commitments in relation to finance leases at Telefónica Europe companies.

Millions of euros	Present value	Revaluation	Pending payment
Within one year	23	—	23
From one to five years	65	5	70

Total	88	5	93

These commitments arise from plant and equipment lease agreements. Between March 30, 1991 and April 9, 2001, finance lease agreements were signed between Telefónica UK and a number of US leasing trusts. A part of the radio and switch equipment of its GSM network is subject to the terms of said agreements. The bonds have several maturity dates through 2014 due to the exercise of an early redemption option.

At December 31, 2012 and 2011, net assets under this lease amounting to 102 and 197 million euros, respectively, were recognized under property, plant and equipment.

b) Finance lease agreement at Colombia Telecomunicaciones, S.A., ESP.

Similarly, via its subsidiary Colombia Telecomunicaciones, S.A., ESP, the Group has a finance lease agreement with PARAPAT, the consortium which owns the telecommunications assets and manages the pension funds for the entities which were predecessors to Colombia Telecomunicaciones, S.A., E.S.P., and which regulate the operation of assets, goods and rights relating with the provision of telecommunications services by the company, in exchange for financial consideration.

This agreement includes the transfer of these assets and rights to Colombia Telecomunicaciones, S.A., ESP once the last installment of the consideration has been paid in line with the payment schedule:

Millions of euros	Present value	Revaluation	Future payments
2013	57	7	64
2014-2017	510	256	766
Subsequent years	903	2,138	3,041

Total	1,470	2,401	3,871

The net amount of property, plant and equipment recorded under the terms of this lease was 403 million euros at December 31, 2012 (421 million euros at December 31, 2011).

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Note 23. Cash flow analysis

Net cash from operating activities

Net cash flow from operating activities decreased from 17,483 million euros in 2011 to 15,213 million euros in 2012, down 13.0%, after an increase of 4.86% from 2010 (16,672 million euros) to 2011.

In 2012, the Telefónica Group obtained operating cash flow (operating revenue less payments to suppliers for expenses and employee benefits expenses) totalling 20,104 million euros, 6.3% less than the 21,453 million euros generated in 2011.

Cash received from customers decreased by 1.63% to 75,962 million euros in 2012 (from 77,222 million euros in 2011). This decrease was primarily due to the adverse macroeconomic situation in Spain, as well as to the reduction in rates to respond to stiff market competition in the region. The downward trend in collections in Telefónica Spain was partially offset by strong collections in the rest of Europe and Latin America, as well as by the contribution to cash generation by Telefónica’s global efficiency projects.

Cash payments to suppliers and employees at December 2012 amounted to 55,858 million euros, up 0.16% from the 55,769 million euros recorded in 2011. Payments to suppliers are in line with those of 2011, due to containment and management of current liabilities which offset the higher payments in order to comply with the Spanish Law on Arrears, as well as to the savings secured through the efficient sales policies.

Cash payments to employees in 2012 followed the trend resulting from costs associated with the change in average headcount, as occurred in 2011 and 2010.

In 2011, the Telefónica Group obtained operating cash flow (operating revenue less payments to suppliers for expenses and employee benefits expenses) totalling 21,453 million euros, 0.69% more than the 21,306 million euros generated in 2010.

Cash received from customers increased by 5.98% to 77,222 million euros in 2011 (from 72,867 million euros in 2010). This increase, which helped improve operating cash flow from the prior year, was driven by the larger contribution from Vivo to consolidated customer collections following the acquisition of an additional 50% of the company in 2010, efforts to manage current assets in the various regions and the contribution by Telefónica’s global efficiency projects.

Cash payments to suppliers and employees at December 2011 amounted to 55,769 million euros, up 8.16% from the 51,561 million euros recorded in 2010. This increase was due to Vivo’s larger share of consolidated payments to suppliers compared to 2010, the commercial efforts undertaken in the various regions and payments of one-off restructuring expenses, which were offset by efficient containment and management of current liabilities, thereby contributing positively to the generation of operating cash flow.

Cash payments to employees in 2011 followed the trend resulting from costs associated with the change in average headcount, as occurred in 2010 and 2009.

Cash flows arising from payments of interest and other finance costs and from dividends stood at 2,867 million euros in 2012, up 856 million on the 2011 figure. Of these, approximately 308 million euros relate to non-recurring items (interest payments as part of reorganization of Colombian companies, tax payments in Spain and Peru, and arrangement commissions on financing transactions). The remaining amount is primarily due to higher average debt in 2012 and the increase in costs due to the downward trends in financial markets.

Cash flows arising from payments of interest and other finance costs and from dividends were steady 2011 despite the increase in interest rates that year and the rise in financial debt, mostly due to payments of deferred interest. These cash flows stood at 2,011 million euros, down 0.4% on the 2010 figure.

Tax payments amounted to 2,024 million euros in 2012, up 3.3% compared to the 1,959 million euros recorded in 2011. This increase was primarily because of payments on account of income tax made in Spain in 2012, in the amount of 247 million euros, and payments derived from settlement of additional tax assessments raised on inspection and court decisions affecting the consolidated tax Group (246 million euros). Tax payments amounted to 1,959 million euros in 2011, down 25.1% compared to 2010 (2,616 million euros), primarily because no tax payments on account were made by the tax group in Spain in 2011.

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Net cash used in investing activities

Net cash used in investing activities decreased by 37.0% in 2012 to 7,877 million euros from 12,497 million euros in 2011, primarily due to the decrease in payments on investments in companies, net of cash and cash equivalents, and the rise in proceeds on disposals of companies.

During the year, proceeds on disposals of companies, net of cash and cash equivalents, amounted to 1,823 million euros. The main divestments were the sale of 4.56% of China Unicom, which entailed a net collection of 1,132 million euros, the sale of Atento, which brought in net proceeds of 602 million euros, and the sale of Rumbo for 24 million euros.

Payments on financial investments not included under cash equivalents totalled 834 million euros for 2012, and mainly reflected the share capital increase in Telco for 277 million euros, as well as legal deposits, financial investments by Telefónica insurance companies and options on equity instruments.

Net cash used in investing activities decreased by 21.21% in 2011 to 12,497 million euros from 15,861 million euros in 2010, primarily due to the decrease in payments on investments in companies net of cash and cash equivalents.

In 2011, payments on investments in companies amounted to 2,948 million euros, with the principal investments being: the third payment on the acquisition in 2010 of 50% of Brasilcel, N.V., for which a total of 1,970 million euros was paid in the year; the payment to non-controlling interests of Vivo of 539 million euros; the acquisition of an additional 1.2% of the share capital of China Unicom for 358 million euros; and the acquisition of Acens for 52 million euros, net of cash and cash equivalents.

Payments on financial investments not included in cash equivalents amounted to 669 million euros in 2011 and mainly include legal deposits in Brazil, financial investments by Telefónica insurance companies, the repurchase of Telefónica S.A. bonds in secondary markets and options on equity instruments.

In 2010, payments on investments in companies amounted to 5,744 million euros, with the main investments being the acquisition of 50% of Brasilcel, for which a total of 5,047 million was paid in the year (net of cash and cash equivalents), the acquisition of 22% of the share capital of DTS, Distribuidora de Televisión Digital S.A. (230 million euros) and the acquisitions in Europe of JaJah Inc. and the German company HanseNet Telekommunikation GmbH (“HanseNet”) for 150 million euros and 207 million euros, respectively, net of cash and cash equivalents.

Payments on financial investments not included in cash equivalents amounted to 1,599 million euros in 2010. This included payments of 638 million euros for the refinancing entailed in the acquisition of 100% of shares of HanseNet and the financing provided to Telco, S.p.A., for 600 million euros at December 31, 2010.

Proceeds on disposals of companies in 2010 (552 million euros) primarily related to divestments in Meditelcom for 380 million euros and in Manx Telecom Limited for 157 million euros (in the latter case, net of cash and cash equivalents).

Payments on investments in property, plant and equipment and intangible assets totalled 9,481 million euros at December 2012, 4.4% higher than the 2011 year end figure (9,085 million euros). This increase was due to the rise in acquisitions of property, plant and equipment and intangible assets during the period, especially the purchases of spectrum licenses in Spain and Ireland (396 million euros and 126 million euros, respectively) and higher payments in Telefónica UK.

Payments on investments in property, plant and equipment and intangible assets totalled 9,085 million euros in 2011, 1.57% higher than the prior year (8,944 million euros). This increase was due to the rise in acquisitions of property, plant and equipment and intangible assets during the period, particularly the purchases of spectrum licenses in Brazil and Spain (349 million euros and 441 million euros, respectively).

Proceeds on disposals of property, plant and equipment and intangible assets amounted to 939 million euros in 2012, an increase of 15.8% from the 811 million euros recorded in 2011. These proceeds primarily relate to the disposal of non-strategic assets (841 million euros). In 2011, this item amounted to 693 million euros.

In 2012, net cash flows in respect of cash surpluses not included under cash equivalents amounted to 318 million euros, 51% lower than the 646 million euros recorded in 2011. Net investments in 2010 amounted to 621 million euros.

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Net cash used in financing activities

In 2012, net cash used in financing activities decreased by 74.69% to 1,243 million euros (4,912 million euros in 2011), primarily due to the lower outflow of cash for dividend payments following the change in shareholder remuneration policy, whereby optional bonus shares were made available and the dividend scheduled for November 2012 was cancelled.

Transactions with shareholders amounted to 656 million euros in 2012, up from payments of 399 million euros in 2011. This difference mainly reflects the public share offer of Telefónica Germany that brought in net proceeds of 1,429 million euros. In addition, shares acquired from non-controlling interests mainly by Telefónica Czech Republic, entailed a total payment of 99 million euros. Net payments for transactions with Telefónica, S.A. treasury shares stood at 590 million euros.

In 2012, proceeds from new issues on bonds totalled 8,090 million euros, 76.6% higher than the 2011 proceeds (4,582 million euros), primarily reflecting new issues made under the London Stock Exchange’s EMTN program. This impact was offset by repayment of loans, credit facilities and promissory notes in 2012, entailing payments of 8,401 million euros. This was three times higher than the payments made in 2011 (2,680 million euros), and chiefly reflected refinancing of tranche D of Telefónica Europe’s syndicated loan, as well as the increase in the loan granted to Telco, for 208 million euros. Other transactions include payment of 1,942 million euros for the partial redemption of Telefónica Finance USA, LLC preference shares as part of the redemption of debentures and bonds, as well as proceeds of 1,165 million euros derived from Telefónica, S.A.‘s bond issue as part of the same operation.

In 2011, net cash used in financing activities amounted to 4,912 million euros, 6.41% lower than in 2010 (5,248 million euros). The decrease was primarily due to lower cash outflow from the redemption of bonds and debentures (3,235 million euros compared to 5,482 million euros in 2010), which was not offset by the decline in proceeds from new issues of bonds and debentures (4,582 million euros in 2011 compared to 6,131 million euros in 2010), to higher proceeds from the sale of treasury shares (375 million euros) and declines in both proceeds and payments on loans, credit facilities and promissory notes, with a larger decrease in payments (2,680 million euros in 2011 compared to 7,954 million euros in 2010). The decrease in proceeds from and payments on loans was primarily due to the drawdown in 2010 of 6,000 million on the syndicated facility agreement signed on July 28, and to certain voluntary repayments amounting to 5,700 million euros under its 6,000 million euros credit facility of June 2005 (see Note 13). These decreases were partly offset by the increase in the dividend paid by Telefónica, S.A., which amounted to 6,852 million euros compared with 5,872 million euros in 2010.

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Note 24. Events after the reporting period

The following events regarding the Telefónica Group took place between December 31, 2012 and the date of authorization for issue of the accompanying consolidated financial statements:

Financing

•	On January 22, 2013, Telefónica Emisiones, S.A.U. issued 1,500 million euros of notes maturing on January 23, 2023, guaranteed by Telefónica, S.A., under its EMTN Program approved by FSA in London on June 12, 2012.

•	During January 2013, Telefónica S.A. has reduced the principal amount outstanding under its syndicated credit facility dated July 28, 2010 by 1,830 million euros.

•	On February 4, 2013, Telefónica Emisiones, S.A.U. redeemed 750 and 850 million dollars (equivalent to 1,213 million euros) of its notes, issued on July 2, 2007. The notes were guaranteed by Telefónica, S.A.

•	On February 14, 2013, Telefónica Europe, B.V. redeemed 1,500 million euros of its notes, issued on October 31, 2004. The notes were guaranteed by Telefónica, S.A.

•	On February 21, 2013, Telefónica, S.A. entered into a financing agreement of 206 million euros maturing on 2016. At the date of authorization for issue of the accompanying consolidated financial statements, this financing was not disposed.

•	On February 22, 2013, Telefónica, S.A. entered into a financing agreement of 1,001 million dollars (equivalent to 759 million euros). At the date of authorization for issue of the accompanying consolidated financial statements, this financing was not disposed.

•	On February 22, 2013, Telefónica, S.A. refinanced 1,400 million euros of the tranche A2 (originally amounted to 2,000 million euros and scheduled to mature on July 28, 2014) related to the 8,000 million euros syndicated credit facility, originally dated on July 28, 2010, as follows: i) a five-year term forward start facility of 700 million euros maturing on 2017 and ii) a six-year term forward start facility of 700 million euros maturing on 2018.

Devaluation of the Venezuelan bolívar

On February 8, 2013, the Venezuelan bolivar was devalued from 4.3 bolivars per US dollar to 6.3 bolivars per US dollar.

The new exchange rate of 6.3 bolivars per US dollar will be used from 2013 in the conversion of the financial information of Venezuelan subsidiaries. The principal matters to be considered in 2013 are as follows:

•	The decrease of the Telefónica Group’s net assets in Venezuela as a result of the conversion to euros at the new exchange rate with a balancing entry in Group equity of approximately 1,000 million euros, based on the net assets as at December 31, 2012.

•	Increase in the net financial debt resulting from application of the new exchange rate to the net asset value in bolivars of approximately 873 million euros, as per the balance as at December 31, 2012.

The income and cash flows from Venezuela will be converted at the new devalued closing exchange rate as of January 1, 2013.

UK spectrum auction

On February 20, 2013, Telefónica UK Limited won two 10 MHz blocks in the 800 MHz spectrum band in the UK spectrum auction.

Total investment by Telefónica UK in new frequencies amounted to 550 million pounds sterling (approximately 645 million euros).

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Note 25. Additional note for English translation

These consolidated financial statements were originally prepared in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

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Appendix I: Changes in the consolidation scope

The following changes took place in the consolidation scope in 2012:

Telefónica Latin America

On April 23, 2012, the Panamanian company Telefónica Centroamérica, S.A. was incorporated with authorized capital of 50,000 US dollars. Telefónica Centroamérica, S.A. is equally owned by Telefónica Móviles El Salvador, S.A. de C.V., Telefónica Móviles Guatemala, S.A. Telefónica Móviles Panamá, S.A., Telefónica Celular de Nicaragua, S.A. and Telefónica de Costa Rica, S.A. (20% interest each), and is included in the Telefónica Group using the full consolidation method.

In June 2012, Telefónica Móviles Chile, S.A. and Inversiones Telefónica Móviles Holding, S.A., the shareholders of Telefónica Móviles Chile Inversiones, S.A., agreed to change the company’s name to Wayra Chile Tecnología e Innovación Limitada. The Telefónica Group continues to consolidate this company using the full consolidation method.

The merger of Telefónica Móviles Colombia, S.A. and Colombia Telecomunicaciones, S.A. ESP was completed on June 29, 2012. Following the merger, the Telefónica Group holds (directly and indirectly) a 70% interest in Colombia Telecomunicaciones, S.A. ESP. This company continues to be fully consolidated within the Telefónica Group.

On July 18, 2012, the subsidiary TEM Puerto Rico Inc. was wound up, effective as of December 31, 2011. This company, which had been fully consolidated in the Telefónica Group, was removed from the consolidation scope.

In October and November, respectively, Telefónica América, S.A. and Telefónica Latinoamérica Holding, S.L. were incorporated in Spain. Both companies were owned by Telefónica Internacional, S.A. (50% interest) and Telefónica, S.A. (50% interest). On December 13, 2012, Telefónica, S.A. and Telefónica Internacional, S.A.U. carried out a capital increase in Telefónica Latinoamérica Holding, S.L. Telefónica, S.A. subscribed to this increase by contributing shares of Latin America Cellular Holdings, B.V., while Telefónica Internacional, S.A.U. subscribed through a monetary contribution. Following the capital increase, Telefónica, S.A. holds a 94.59% stake in Telefónica Latinoamérica Holding, S.L., and Telefónica Internacional, S.A.U. holds a 5.41% interest. Both Telefónica América, S.A. and Telefónica Latinoamérica Holding, S.L. are fully consolidated within the Telefónica Group.

In November 2012, Telefónica Chile Holdings. B.V. was incorporated in the Netherlands, by the sole shareholder Telefónica, S.A. The new company is fully consolidated within the Telefónica Group.

Telefónica Europe

In July 25, 2012, Acens Technologies, S.L. approved the merger by absorption of Interdomain, S.A., with the absorbed company being wound up but not liquidated and the en bloc transfer of all its assets and liabilities to Acens Technologies, S.L. Interdomain, which had been fully consolidated in the Telefónica Group, was removed from the scope of consolidation.

In July 2012, Telefónica Czech Republic, a.s. acquired 100% of Bonerix Czech Republic s.r.o. The company has been included in the Telefónica Group’s consolidation scope using the full consolidation method.

Also in July 2012, Telefónica O2 Business Solutions, spol. s r.o. was absorbed by Telefónica Czech Republic, a.s. This company, which had been fully consolidated in the Telefónica Group, was removed from the scope of consolidation.

Through a public offering carried out in October 2012, Telefónica, S.A. sold a 23.17% interest in Telefónica Deutschland Holding, A.G., for 1,449 million euros. Following the sale, the investee continues to be fully consolidated in the Telefónica Group.

Telefonica UK Ltd. and Vodafone UK Ltd. incorporated a joint venture in November 2012 called Cornerstone Telecommunications Infrastructure Limited, with a 50% interest held by each of these companies. Both Telefonica UK and Vodafone UK have contributed to the joint venture the basic network infrastructure they already shared. For practical purposes, the UK was divided up into two geographic halves. Telefónica will manage and maintain these elements in the East (including Northern Ireland and almost all of Scotland) and Vodafone in the West (including Wales). Both operators will continue to remain responsible for their own existing spectrum holdings and for fulfilling their own spectrum needs in the future.

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Other companies

In March 2012, the company Wayra Brasil Aceleradora de Projetos Ltda. was incorporated in Brazil. This company has been included in the Telefónica Group’s consolidation scope using the full consolidation method.

In March 2012, Media Networks Brasil Soluçoes Digitais Ltda. was incorporated. This company has been included in the Telefónica Group’s consolidation scope using the full consolidation method.

Also in March, the Peruvian company Media Networks Latin America, S.A.C., a subsidiary of Telefónica Internacional, S.A.U., incorporated the Brazilian company Media Networks Brasil Soluçoes Digitais Ltda. This company has been included in the Telefónica Group’s consolidation scope using the full consolidation method.

Telefónica Digital Venture Capital, S.L.U. was incorporated in March with initial share capital of 3,000 euros, subscribed and fully paid by Telefónica Digital Holdings, S.L.U. The company has been fully consolidated in the Telefónica Group.

On July 10, 2012, Telefónica, S.A. through its subsidiary Telefónica Internacional, S.A.U., and China United Network Communications Group Company Limited, through a wholly-owned subsidiary, signed the definitive agreement for the purchase by the latter of 1,073,777,121 shares in China Unicom (Hong Kong) Limited owned by Telefónica, equivalent to 4.56% of that company’s total capital.

The sales transaction was completed once the requisite regulatory authorizations were secured, with Telefónica receiving 10,748 million Hong Kong dollars (approximately 1,142 million euros) on the sale.

The company, in which Telefónica holds a 5.01% interest after the sale, continues to be accounted for in the Telefónica Group using the equity method.

In June 2012, the company Telefónica Gestión Integral de Edificios y Servicios, S.L. was created through the partial spin-off of Telefónica Servicios Integrales de Distribución, S.A.U. and the spin-off of the activity branch of Telefónica Gestión de Servicios Compartidos España, S.A. The new company is fully consolidated in the Telefónica Group.

In October 2012, the Telefónica Group sold its 50% stake in Red Universal de Marketing y Bookings Online, S.A., generating a gain of approximately 27 million euros. This company, which had been proportionately consolidated in the Telefónica Group, was removed from the scope of consolidation.

On October 22, 2012, Jajah Inc. acquired 100% of Tokbox Inc. for 12 million dollars. This company has been included in the Telefónica Group’s consolidation scope using the full consolidation method.

In December 2012, the Group completed the sale of the Atento business to a group of companies controlled by Bain Capital. The companies comprising this business, which were previously included in the Telefónica Group using the full consolidation method, were removed from the consolidation scope. Gains on the sale amounted to approximately 61 million euros.

The Atento companies sold, which were previously fully consolidated within the Telefónica Group, have been deconsolidated.

Following the exercise by the German company Eutelsat Services & Beteiligungen, GmbH of its preferential acquisition right, and once the requisite authorizations were obtained from the Council of Ministers, on December 28, 2012 Telefónica de Contenidos, S.A.U.:

• formalized the transfer to Abertis Telecom, S.A. of 23,343 shares in Hispasat, S.A. for a total cash price of 68 million euros, generating gains of 26 million euros; and

• entered into a contract to sell its remaining stake in Hispasat, S.A., namely 19,359 shares, to Eutelsat Services & Beteiligungen, for a total of 56 million euros, subject to foreign investment authorization in accordance with Royal Decree 664/1999 of April 23, governing foreign investments. The future gain on this transaction is estimated to be approximately 21 million euros.

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In December 2012, Telefónica Digital España, S.L.U. acquired a 50.0002% interest in the Brazilian company Axismed – Gestao Preventiva da Saúde, S.A. for 10.9 million Brazilian reais. This company has been included in the Telefónica Group’s consolidation scope using the full consolidation method.

The Peruvian company TGestiona Logística, S.A.C. was incorporated through the en bloc spin-off of assets and liabilities from the logistics business line of Telefónica Gestión de Servicios Compartidos Perú, S.A.C. In December 2012, this company was fully consolidated as part of the Telefónica Group.

Changes to the 2011 consolidation scope are described in the following sections

Telefónica Latin America

In February 2011, the Costa Rican company Telefónica Costa Rica, S.A. was included in the Telefónica Group’s consolidation scope using the full consolidation method following payment by Telefónica, S.A. of 2.2 million US dollars corresponding to 100% of its initial share capital.

On March 25, 2011 the Boards of Directors of each of the subsidiaries controlled by Telefónica, Vivo Participações and Telecomunicações de São Paulo S.A. – Telesp approved the terms and conditions of a restructuring process whereby all shares of Vivo Participações that were not owned by Telesp were exchanged for Telesp shares, at a rate of 1.55 new Telesp shares for each Vivo Participações share. These shares then became the property of Telesp, whereby Vivo Participações then became a wholly owned subsidiary of Telesp.

On June 14, 2011, the Boards of Directors of Vivo Participações and Telesp approved a restructuring plan whose objective is to simplify the corporate structure of both companies and foster their integration, eliminating Vivo Participações from the corporate chain through the incorporation of its total equity into Telesp, and concentrating all mobile telephony activities in Vivo, S.A. (now a direct subsidiary of Telesp).

In October, the company arising from the merger changed its name to Telefónica Brasil, S.A.

At the end of 2011, the Telefónica Group owned of 73.9% of Telefónica Brasil which, in turn, has 100% ownership of the shares of Vivo, S.A. Both companies are still fully consolidated in the Telefónica Group’s consolidation scope.

In April, the Spanish company Wayra Investigación y Desarrollo, S.L. was incorporated. Its corporate purpose is to identify talent in Spain and Latin America in the field of new Information and Communication Technologies (ICT) and promote its development through integral support and provide the entrepreneurs with the necessary tools and financing. This company has been included in the Telefónica Group’s consolidation scope using the full consolidation method.

Also in 2011, Wayra incorporated companies in Peru, Venezuela, Mexico, Argentina and Colombia. All of these companies have been included in the Telefónica Group’s consolidation scope using the full consolidation method.

As of January 1, 2011, Telefónica Brasil included GTR Participações e Emprendimentos, S.A., TVA Sul Paraná, S.A., Lemontree, S.A. and Comercial Cabo TV São Paulo, S.A. in its consolidated financial statements using the full consolidation method. Up until 2010, these companies had been included in the Telefónica Group’s consolidated financial statements through the equity method of accounting.

Telefónica Europe

On June 7, 2011, the Telefónica Group formalized the acquisition of 100% of Acens Technologies, S.L., a leader in hosting/housing in Spain for small- and medium-sized enterprises. The consideration paid for the purchase was 55 million euros. This company has been included in the Telefónica Group’s consolidation scope using the full consolidation method.

In August, Telefónica de España, S.A.U. increased its stake in Iberbanda, S.A. from 51% to 100%. The Telefónica Group still consolidates this company using the full consolidation method.

Telefónica Salud, S.A., a 51% subsidiary of the Group, was sold off from the Telefónica Group in the year. This company, which had been fully consolidated in the Telefónica Group, was removed from the consolidation scope.

German company Telefónica Germany GmbH & Co. OHG, a wholly owned subsidiary of the Telefónica Group, set up a German company, Telefónica Global Online Services, GmbH, with initial capital of 25 thousand euros.

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Other companies

In accordance with the strategic partnership agreement reached by Telefónica, S.A. and China Unicom on January 23, 2011, Telefónica, S.A. paid 358 million euros to increase its ownership interest in China Unicom by approximately 1.2% to 9.6%. The Telefónica Group continues to account for this investment using the equity method of accounting.

In December, Telefónica, S.A. incorporated Luxembourg company Telefónica Luxembourg Holding, S.à.r.l. with initial share capital of 12,500 euros. It is the company’s sole shareholder. This company has been included in the Telefónica Group’s consolidation scope using the full consolidation method.

In December, Telefónica Digital España, S.L., formerly Terra Networks Asociadas, S.L.U., a wholly owned subsidiary of Telefónica, S.A., incorporated Sonora Music Streaming España, S.L. Unipersonal, subscribing and paying out the entire initial share capital of 3 thousand euros.

Also in December, Telefónica, S.A. subscribed and paid out the entire share capital of Telefónica Digital Holdings, S.L.U., which amounted to 3 thousand euros.

Atento Italia, S.R.L. was wound up and liquidated in 2011. This company, which had been fully consolidated, was removed from the Telefónica Group’s consolidation scope.

Solivella Investments, B.V. and 3G Mobile AG, both of which were fully consolidated, were wound up in 2011 and therefore removed from the Telefónica Group’s consolidation scope.

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Changes to the 2010 consolidation scope are described in the following sections.

Telefónica Latin America

On June 30, the Telefónica Chile group embarked on a corporate restructuring. The restructuring was executed through the acquisition by Inversiones Telefónica Móviles Holding Limitada of all assets of fixed line telephony in Chile through its acquisition of Telefónica Internacional Chile, Ltda.

On September 27, 2010, Telefónica acquired 50% of the shares of Brasilcel (a Dutch company that owns shares representing, approximately, 60% of the share capital stock of Brazilian company Vivo Participações, S.A.) owned by Portugal Telecom, having made a first payment, as agreed, of 4,500 million euros. The Brasilcel Group, which was previously proportionately consolidated in the Telefónica Group, has been fully consolidated since September 2010 (100% of all assets and liabilities of the Brazilian group are consolidated. Subsequently, in December 2010, a cross-border merger was completed whereby the Dutch company was taken over by Telefónica, S.A.

Telefónica Europe

In April 2010, Teleinformática y Comunicaciones, S.A. (Telyco) sold its subsidiary Telyco Marruecos, S.A. This company, which had been fully consolidated in the Telefónica Group, was removed from the consolidation scope.

In August, Telefónica Móviles España, S.A.U., a wholly owned subsidiary of Telefónica, S.A., acquired approximately 91.2% of the Spanish company Tuenti Technologies, S.L. Following a subsequent rights offering, the Telefónica Group increased its stake in the company’s share capital to 91.38%. This company is included in the consolidated financial statements of the Telefónica Group using the full consolidation method.

In January 2010, the Telefónica Group, through its wholly owned subsidiary Telefónica Europe Plc, acquired 100% of the shares of Jajah Inc. for 145 million euros. This company has been included in the Telefónica Group’s consolidation scope using the full consolidation method.

On December 3, 2009, the Telefónica Group’s subsidiary in Germany, Telefónica Deutschland GmbH (“Telefónica Deutschland”), signed an agreement to acquire all of the shares of German company HanseNet Telekommunikation GmbH (“HanseNet”). The transaction was completed on February 16, 2010, the date on which the Telefónica Group completed the acquisition of 100% of the shares of HanseNet. The amount initially paid out was approximately 913 million euros, which included 638 million euros of refinanced debt, leaving an acquisition cost of 275 million euros, which was finally reduced by 40 million euros on completion of the transaction. This company has been included in the Telefónica Group’s consolidation scope using the full consolidation method.

In June 2010, British company Manx Telecom Limited was sold for approximately 164 million euros. The sale generated a gain of 61 million euros. This company, which had been fully consolidated in the Telefónica Group, was removed from the consolidation scope.

Other companies

In April 2010, Chilean company Telefónica Factoring Chile, S.A., which is 50% owned by the Telefónica Group, was incorporated. This company is included in the consolidation scope using the equity method.

In February 2010, Irish company Telfin Ireland Limited was incorporated, with an initial share capital of approximately 919 million euros, fully subscribed by its sole shareholder Telefónica, S.A. This company has been included in the Telefónica Group’s consolidation scope using the full consolidation method.

In June 2010, the Telefónica Group reduced its ownership interest in Portugal Telecom by 7.98%. In addition, Telefónica entered into three equity swap contracts for Portugal Telecom shares with a number of financial institutions, all subject to net settlement, which grant Telefónica the equivalent total return of the investment. The company, included in the consolidation scope using the equity method of accounting, was removed from the consolidation scope on June 30, 2010.

In December 2010, Telefónica, S.A., through subsidiary Telefónica de Contenidos, S.A.U., completed the acquisition of 22% of the capital stock of D.T.S., Distribuidora de Televisión Digital S.A. for approximately 488 million euros, 228 million euros of which was settled by cancelling the subordinated loan between Telefónica de Contenidos, S.A.U. (as creditor) and Sogecable, S.A. (currently Prisa Televisión, S.A.U., as debtor). This company was included in the consolidation scope using the equity method of accounting.

Telefónica, S.A.    127

2012 Consolidated Financial Statements

Appendix II: Debentures and bonds

The list and main features of outstanding debentures and bonds at December 31, 2012 are as follows (in millions of euros):

Total Telefónica and its instrumental companies

			Maturity (nominal)
Debentures and bonds	Currency	% Interest rate	2013	2014	2015	2016	2017	Subsequent years	Total
CAIXA 07/21/29 ZERO COUPON	EUR	6.386%	—	—	—	—	—	69	69
ABN 15Y BOND	EUR	1.0225 x GBSW10Y	—	—	50	—	—	—	50
CHANGEABLE BOND	EUR	4.184%	500	—	500	—	—	164	1,164

Telefónica, S.A.			500	—	550	—	—	233	1,283

T. EUROPE BV SEP_00 GLOBAL D	USD	8.250%	—	—	—	—	—	947	947
TEBV FEB_03 EMTN FIXED TRANCHE A	EUR	5.125%	1,500	—	—	—	—	—	1,500
TEBV FEB_03 EMTN FIXED TRANCHE B	EUR	5.875%	—	—	—	—	—	500	500

Telefónica Europe, B.V.			1,500	—	—	—	—	1,447	2,947

EMTN O2 EUR (I)	EUR	4.375%	—	—	—	1,750	—	—	1,750
EMTN O2 GBP (I)	GBP	5.375%	—	—	—	—	—	919	919
EMTN O2 GBP (II)	GBP	5.375%	—	—	—	—	—	613	613
TELEF EMISIONES JUN 06 TRANCHE C	USD	6.421%	—	—	—	947	—	—	947
TELEF EMISIONES JUN 06 TRANCHE D	USD	7.045%	—	—	—	—	1,516	—	1,516
TELEF EMISIONES DECEMBER 06	GBP	5.888%	—	613	—	—	—	—	613
TELEF EMISIONES JANUARY A 07	EUR	1 x EURIBOR6M + 0.83000%	—	—	—	—	—	55	55
TELEF EMISIONES JANUARY B 07	EUR	1 x EURIBOR3M + 0.70000%	—	—	—	—	—	24	24
TELEF EMISIONES FEBRUARY 07	EUR	4.674%	—	1,500	—	—	—	—	1,500
TELEF EMISIONES JUNE C 07	CZK	4.623%	—	103	—	—	—	—	103
TELEF EMISIONES JULY A 07	USD	5.855%	568	—	—	—	—	—	568
TELEF EMISIONES JULY B 07	USD	1 x USDL3M + 0.33000%	644	—	—	—	—	—	644
TELEF EMISIONES JULY C 07	USD	6.221%	—	—	—	—	530	—	531
TELEF EMISIONES JUNE 08	EUR	5.580%	1,250	—	—	—	—	—	1,250
TELEF EMISIONES FEBRUARY 09	EUR	5.431%	—	2,000	—	—	—	—	2,000
TELEF EMISIONES APRIL 2016	EUR	5.496%	—	—	—	1,000	—	—	1,000
TELEF EMISIONES JUNE 2015	EUR	1 x EURIBOR3M + 1.825%	—	—	400	—	—	—	400
TELEF EMISIONES APRIL 3, 2016	EUR	5.496%	—	—	—	500	—	—	500
TELEF EMISIONES JULY 6, 2015	USD	4.949%	—	—	948	—	—	—	948
TELEF EMISIONES JULY 15, 2019	USD	5.877%	—	—	—	—	—	758	758
TELEF EMISIONES NOVEMBER 11, 2019	EUR	4.693%	—	—	—	—	—	1,750	1,750
EMTN GBP 12/09/2022 650 GBP	GBP	5.289%	—	—	—	—	—	796	796
TELEF EMISIONES DECEMBER 09	EUR	1 x EURIBOR3M + 0.70000%	—	100	—	—	—	—	100
TELE EMISIONES MARCH 10	EUR	3.406%	—	—	1,400	—	—	—	1,400
TELEF EMISIONES APRIL 1, 2010	USD	2.582%	910	—	—	—	—	—	910
TELEF EMISIONES APRIL 2, 2010	USD	3.729%	—	—	682	—	—	—	682
TELEF EMISIONES APRIL 3, 2010	USD	5.134%	—	—	—	—	—	1,061	1,061
TELEF EMISIONES SEPTEMBER 10	EUR	3.661%	—	—	—	—	1,000	—	1,000

Telefónica, S.A.    128

2012 Consolidated Financial Statements

Total Telefónica and its instrumental companies

			Maturity (nominal)
Debentures and bonds	Currency	% Interest rate	2013	2014	2015	2016	2017	Subsequent years	Total
EMTN GBP 10/08/2029 400 GBP	GBP	5.445%	—	—	—	—	—	490	490
TELEF EMISIONES FEBRUARY 2011	EUR	4.750%	—	—	—	—	1,200	—	1,200
TELEF EMISIONES FEBRUARY 2011	USD	3.992%	—	—	—	947	—	—	947
TELEF EMISIONES FEBRUARY 2011	USD	5.462%	—	—	—	—	—	1,137	1,137
TELEF. EMISIONES MAR 2011	EUR	4.750%	—	—	—	—	100	—	100
TELEF. EMISIONES NOV 2011	EUR	4.967%	—	—	—	1,000	—	—	1,000
TELEF. EMISIONES NOV 2011	JPY	2.829%	—	—	—	62	—	—	62
TELEF. EMISIONES FEB 2012	EUR	4.750%	—	—	—	—	120	—	120
TELEF. EMISIONES FEB 2012	EUR	4.797%	—	—	—	—	—	1,500	1,500
TELEF. EMISIONES FEB 2012	GBP	5.597%	—	—	—	—	—	858	858
TELEF. EMISIONES MAR 2012	CZK	3.934%	—	—	—	—	50	—	50
TELEF. EMISIONES JUN 2012	JPY	4.250%	—	—	—	—	—	88	88
TELEF. EMISIONES SEP 2012	EUR	5.811%	—	—	—	—	1,000	—	1,000
TELEF. EMISIONES OCT 2012	EUR	4.710%	—	—	—	—	—	1,200	1,200
TELEF. EMISIONES DECEMBER 2012	CHF	2.718%	—	—	—	—	—	207	207
TELEF. EMISIONES DECEMBER 2012	CHF	3.450%	—	—	—	—	—	124	124

Telefónica Emisiones, S.A.U.			3,372	4,316	3,430	6,206	5,516	11,580	34,421

Total Telefónica, S.A. and its instrumental companies			5,372	4,316	3,980	6,206	5,516	13,260	38,651

Foreign operators

			Maturity
Debentures and bonds	Currency	% Interest rate	2013	2014	2015	2016	2017	Subsequent years	Total
Series F	UF	6.000%	3	3	3	1	—	—	9
Series L	UF	3.500%	—	180	—	—	—	—	180
Series N	CLP	6.050%	—	32	—	—	—	—	32
USD Bond	USD	3.875%	—	—	—	—	378	—	378

Telefónica Chile, S.A.			3	215	3	1	378	—	600

Bond A	CLP	5.600%	—	51	—	—	—	—	51
Bond C	CLP	6.300%	—	—	—	104	—	—	104
Bond D	UF	3.600%	—	—	—	72	—	—	72
USD Bond	CLP	2.875%	—	—	227	—	—	—	227

Telefónica Móviles Chile, S.A.			—	51	227	176	—	—	454

Series C	USD	8.500%	2	—	—	—	—	—	2
Commercial paper	USD	4.750%	1	—	—	—	—	—	1
Commercial paper	USD	4.750%	1	—	—	—	—	—	1
Commercial paper	USD	4.750%	3	—	—	—	—	—	3
Commercial paper	USD	4.500%	1	—	—	—	—	—	1
Commercial paper	USD	4.500%	—	—	—	—	—	—	—
Commercial paper	USD	4.750%	1	—	—	—	—	—	1
Commercial paper	USD	4.500%	—	—	—	—	—	—	—
Commercial paper	USD	4.500%	—	—	—	—	—	—	—
Commercial paper	USD	4.750%	—	—	—	—	—	—	—

Telefónica, S.A.    129

2012 Consolidated Financial Statements

Foreign operators

			Maturity
Debentures and bonds	Currency	% Interest rate	2013	2014	2015	2016	2017	Subsequent years	Total
Commercial paper	USD	4.750%	1	—	—	—	—	—	1
Commercial paper	USD	4.750%	2	—	—	—	—	—	2

Otecel, S.A.			12	—	—	—	—	—	12

T FINANZAS MEX EMISION 0710 FIJ	MXN	8.070%	—	—	—	—	—	117	117
T. FINANZAS MEX EMISION 0710 VAR	MXN	TIIE28 + 55 bps	—	234	—	—	—	—	234

Telefónica Finanzas México, S.A.			—	234	—	—	—	117	351

T. Peru 4th Program (16th Series B)	PEN	6.250%	9	—	—	—	—	—	9
T. Peru 4th Program (42nd Series A)	PEN	7.375%	8	—	—	—	—	—	8
T. Peru 4th Program (42nd Series B)	PEN	5.313%	6	—	—	—	—	—	6
T. Peru 4th Program (42nd Series C)	PEN	6.063%	4	—	—	—	—	—	4
T. Peru 5th Program (5th Series A)	PEN	6.188%	6	—	—	—	—	—	6
T. Peru 5th Program (31st Series A)	PEN	7.500%	—	—	—	7	—	—	7
T. Peru 4th Program (45th Series A)	USD	6.688%	—	—	—	17	—	—	17
Senior Notes T. Perú	PEN	8.000%	37	75	75	37	—	—	224
T. Peru 5th Program (33rd Series A)	PEN	6.813%	—	—	—	—	18	—	18
T. Peru 5th Program (29th Series A)	PEN	6.188%	—	—	—	18	—	—	18
PROG1EM1D	PEN	8.075%	—	—	—	—	36	—	36
T. Peru 4th Program (19th Series A)	PEN	VAC + 3.6250%	—	—	—	—	—	22	22
T. Peru 4th Program (36th Series A)	PEN	VAC + 3.6875%	—	—	—	—	53	—	53
T. Peru 4th Program (12th Series A)	PEN	VAC + 3.6875%	—	—	—	—	—	21	21
T. Peru 4th Program (36th Series B)	PEN	VAC + 3.3750%	—	—	—	—	—	17	17
T. Peru 4th Program (19th Series B)	PEN	VAC + 2.8750%	—	—	—	—	—	17	17
T. Peru 4th Program 37th Series A)	PEN	VAC + 3.1250%	—	—	—	—	—	16	16
T. Peru 4th Program 19th Series C)	PEN	VAC + 3.1875%	—	—	—	—	—	7	7
T. Peru 5th Program (22nd Series Aa)	PEN	VAC + 3.5000%	—	—	—	—	8	—	8
T. Peru 5th Program (22nd Series Ab)	PEN	VAC + 3.5000%	—	—	—	—	—	4	4
T. Peru 5th Program (22nd Series Ac)	PEN	VAC + 3.5000%	—	—	—	—	—	7	8

Telefónica del Perú, S.A.A.			70	75	75	79	115	111	526

T. M. Perú 1st Program (3rd Series A)	PEN	7.438%	11	—	—	—	—	—	11
T. M. Perú 1st Program (3rd Series B)	PEN	7.688%	6	—	—	—	—	—	6
T. M. Perú 1st Program (16th Series A)	PEN	8.188%	7	—	—	—	—	—	7
T. M. Perú 1st Program (18th Series A)	PEN	6.313%	—	12	—	—	—	—	12
T. M. Perú 1st Program (18th Series B)	PEN	6.375%	—	19	—	—	—	—	19
T. M. Perú 2nd Program (3rd Series A)	PEN	5.750%	8	—	—	—	—	—	8
T. M. Perú 2nd Program (11th Series A)	PEN	7.750%	—	—	—	—	21	—	21
T. M. Perú 2nd Program (9th Series A)	PEN	6.813%	—	—	—	18	—	—	18
T. M. Perú 2nd Program (9th Series B)	PEN	6.375%	—	—	—	15	—	—	15
T. M. Perú 2nd Program (11th Series B)	PEN	7.375%	—	—	—	—	—	18	18
T. M. Perú 2nd Program (27th Series A)	PEN	5.531%	—	—	—	—	—	18	18
T. M. Perú 2nd CP Program (1st Series E)	PEN	4.250%	6	—	—	—	—	—	6
T. M. Perú 2nd CP Program (1st Series F)	PEN	4.000%	18	—	—	—	—	—	18

Telefónica Móviles Perú, S.A.			56	31	—	33	21	36	177

Nonconvertible bonds	BRL	1.06 x CDI	—	35	—	—	—	—	35

Telefónica, S.A.    130

2012 Consolidated Financial Statements

Foreign operators

			Maturity
Debentures and bonds	Currency	% Interest rate	2013	2014	2015	2016	2017	Subsequent years	Total
Nonconvertible bonds	BRL	1.08 x CDI	237	—	—	—	—	—	237
Nonconvertible bonds	BRL	1.0 x CDI+0.75	—	—	—	—	742	—	742
Nonconvertible bonds	BRL	IPCA + 7%	—	32	—	—	—	—	32
Convertible bonds (Telemig) I	BRL	IPCA + 0.5%	—	—	—	—	—	3	3
Convertible bonds (Telemig) II	BRL	IPCA + 0.5%	—	—	—	—	—	8	8
Convertible bonds (Telemig) III	BRL	IPCA + 0.5%	—	—	—	—	—	15	15

T. Brasil			237	67	—	—	742	26	1,072

BOND R144-A	USD	5.375%	—	—	—	—	—	568	568

Colombia Telecomunicación, S.A. ESP			—	—	—	—	—	568	568

Total issues other operators			378	673	305	289	1,256	858	3,760

TOTAL OUTSTANDING DEBENTURES AND BONDS			5,750	4,989	4,285	6,495	6,772	14,118	42,411

The list and main features of outstanding debentures and bonds at December 31, 2011 are as follows (in millions of euros):

Total Telefónica and its instrumental companies

			Maturity (nominal)
Debentures and bonds	Currency	% Interest rate	2012	2013	2014	2015	2016	Subsequent years	Total
CAIXA 07/21/29 ZERO COUPON	EUR	6.386%	—	—	—	—	—	64	64
ABN 15Y BOND	EUR	1.0225 x GBSW10Y	—	—	—	50	—	—	50

Telefónica, S.A.			—	—	—	50	—	64	114

T. EUROPE BV SEP_00 GLOBAL D	USD	8.250%	—	—	—	—	—	966	966
TEBV FEB_03 EMTN FIXED TRANCHE A	EUR	5.125%	—	1,500	—	—	—	—	1,500
TEBV FEB_03 EMTN FIXED TRANCHE B	EUR	5.875%	—	—	—	—	—	500	500
T.EUROPE BV JULY A 2007	JPY	2.110%	150	—	—	—	—	—	150
T.EUROPE BV JULY B 2007	JPY	1 x JPYL6M + 0.425000%	150	—	—	—	—	—	150

Telefónica Europe, B.V.			300	1,500	—	—	—	1,466	3,266

EMTN O2 EUR (I)	EUR	4.375%	—	—	—	—	1,750	—	1,750
EMTN O2 GBP (I)	GBP	5.375%	—	—	—	—	—	898	898
EMTN O2 GBP (II)	GBP	5.375%	—	—	—	—	—	599	599
TELEF EMISIONES JUN 06 TRANCHE C	USD	6.421%	—	—	—	—	966	—	966
TELEF EMISIONES JUN 06 TRANCHE D	USD	7.045%	—	—	—	—	—	1,546	1,546
TELEF EMISIONES SEPTEMBER 06	EUR	4.393%	500	—	—	—	—	—	500
TELEF EMISIONES DECEMBER 06	GBP	5.888%	—	—	598	—	—	—	598
TELEF EMISIONES FEBRUARY 07	EUR	4.674%	—	—	1,500	—	—	—	1,500
TELEF EMISIONES JUNE B 07	CZK	4.351%	116	—	—	—	—	—	116
TELEF EMISIONES JUNE C 07	CZK	4.623%	—	—	101	—	—	—	101
TELEF EMISIONES JULY A 07	USD	5.855%	—	580	—	—	—	—	580
TELEF EMISIONES JULY C 07	USD	6.221%	—	—	—	—	—	541	541
TELEF EMISIONES JUNE 08	EUR	5.580%	—	1,250	—	—	—	—	1,250
TELEF EMISIONES FEBRUARY 09	EUR	5.431%	—	—	2,000	—	—	—	2,000
TELEF EMISIONES APRIL 2016	EUR	5.496%	—	—	—	—	1,000	—	1,000
TELEF EMISIONES APRIL 3, 2016	EUR	5.496%	—	—	—	—	500	—	500

Telefónica, S.A.    131

2012 Consolidated Financial Statements

TELEF EMISIONES JULY 6, 2015	USD	4.949%	—	—	—	966	—	—	966
TELEF EMISIONES JULY 15, 2019	USD	5.877%	—	—	—	—	—	773	773
TELEF EMISIONES JUNE 2015	EUR	1 x EURIBOR3M + 1.825%	—	—	—	400	—	—	400
TELEF EMISIONES JULY B 07	USD	1 x USDL3M + 0.33000%	—	657	—	—	—	—	657
TELEF EMISIONES JANUARY 07 A	EUR	1 x EURIBOR6M + 0.83000%	—	—	—	—	—	55	55
TELEF EMISIONES JANUARY 07 B	EUR	1 x EURIBOR3M + 0.70000%	—	—	—	—	—	24	24
TELEF EMISIONES NOVEMBER 11, 2019	EUR	4.693%	—	—	—	—	—	1,750	1,750
EMTN GBP 12/09/2022 650 GBP	GBP	5.289%	—	—	—	—	—	778	778
TELEF EMISIONES DECEMBER 09	EUR	1 x EURIBOR3M + 0.70000%	—	—	100	—	—	—	100
TELEF EMISIONES MARCH 10	EUR	3.406%	—	—	—	1,400	—	—	1,400
TELEF EMISIONES APRIL 1, 2010	USD	2,582%	—	927	—	—	—	—	927
TELEF EMISIONES APRIL 2, 2010	USD	3.729%	—	—	—	696	—	—	696
TELEF EMISIONES APRIL 3, 2010	USD	5.134%	—	—	—	—	—	1,082	1,082
TELEF EMISIONES SEPTEMBER 10	EUR	3.661%	—	—	—	—	—	1,000	1,000
EMTN GBP 10/08/2029 400 GBP	GBP	5.445%	—	—	—	—	—	479	479
TELEF EMISIONES FEBRUARY 2011	EUR	4.750%	—	—	—	—	—	1,200	1,200
TELEF EMISIONES FEBRUARY 2011	USD	3.992%	—	—	—	—	966	—	966
TELEF EMISIONES FEBRUARY 2011	USD	5.462%	—	—	—	—	—	1,159	1,159
TELEF EMISIONES MARCH 2011	EUR	4.750%	—	—	—	—	—	100	100
TELEF EMISIONES NOVEMBER 2011	EUR	4.967%	—	—	—	—	1,000	—	1,000
TELEF EMISIONES NOVEMBER 2011	JPY	2.825%	—	—	—	—	70	—	70

Telefónica Emisiones, S.A.U.			616	3,414	4,299	3,462	6,252	11,984	30,027

Total Telefónica, S.A. and its instrumental companies			916	4,914	4,299	3,512	6,252	13,514	33,407

Foreign operators

			Maturity (nominal)
Debentures and bonds	Currency	% Interest rate	2012	2013	2014	2015	2016	Subsequent years	Total
Series F	UF	6.000%	2	2	2	2	1	—	9
Series L	UF	3.750%	100	—	—	—	—	—	100
Series N	UF	3.500%	—	—	166	—	—	—	166
Series M	CLP	6.050%	—	—	31	—	—	—	31

Telefónica Chile, S.A.			102	2	199	2	1	—	306

Bond A	CLP	5.600%	—	—	48	—	—	—	48
Bond C	CLP	6.300%	—	—	—	—	98	—	98
Bond D	UF	3.600%	—	—	—	—	66	—	66
USD bond	CLP	2.875%	—	—	—	232	—	—	232

Telefónica Móviles Chile, S.A.			—	—	48	232	164	—	444

Series B	USD	8.000%	4	2	—	—	—	—	6
Series C	USD	8.500%	1	—	—	—	—	—	1
Commercial paper	USD	4.000%	4	—	—	—	—	—	4
Commercial paper	USD	4.000%	12	—	—	—	—	—	12

Otecel, S.A.			21	2	—	—	—	—	23

CB TELEFONICA FINANZAS MEXICO B	MXN	9.250%	194	—	—	—	—	—	194

Telefónica, S.A.    132

2012 Consolidated Financial Statements

T FINANZAS MEX EMISION 0710 FIJ	MXN	8.070%	—	—	—	—	—	110	110
T. FINANZAS MEX EMISION 0710 VAR	MXN	TIIE28 + 55 bps	—	—	222	—	—	—	222

Telefónica Finanzas México, S.A.			194	—	222	—	—	110	526

T. Peru 4th Program (10th Series A)	PEN	7.875%	9	—	—	—	—	—	9
T. Peru 4th Program (10th Series B)	PEN	6.438%	15	—	—	—	—	—	15
T. Peru 4th Program (16th Series A)	PEN	6.000%	29	—	—	—	—	—	29
T. Peru 4th Program (4th Series A)	PEN	6.625%	23	—	—	—	—	—	23
T. Peru 4th Program (16th Series B)	PEN	6.250%	—	9	—	—	—	—	9
T. Peru 4th Program (41st Series A)	PEN	7.938%	5	—	—	—	—	—	5
T. Peru 4th Program (42nd Series A)	PEN	7.375%	—	7	—	—	—	—	7
T. Peru 4th Program (42nd Series B)	PEN	5.313%	—	6	—	—	—	—	6
T. Peru 4th Program (42nd Series C)	PEN	6.063%	—	4	—	—	—	—	4
T. Peru 5th Program (5th Series A)	PEN	6.188%	—	6	—	—	—	—	6
T. Peru 5th Program (3rd Series A)	PEN	4.375%	9	—	—	—	—	—	9
T. Peru 5th Program (25th Series A)	PEN	4.313%	6	—	—	—	—	—	6
T. Peru 5th Program (25th Series B)	PEN	4.313%	3	—	—	—	—	—	3
T. Peru 5th Program (31st Series A)	PEN	7.500%	—	—	—	—	7	—	7
T. Peru 4th Program (45th Series A)	USD	6.688%	—	—	—	—	17	—	17
T. Perú Senior Notes	PEN	8.000%	—	36	72	72	36	—	216
T. Peru 5th Program (33rd Series A)	PEN	6.813%	—	—	—	—	—	18	18
T. Peru 5th Program (29th Series A)	PEN	6.188%	—	—	—	—	17	—	17
PROG1EM1B	PEN	7.900%	12	—	—	—	—	—	12
PROG1EM1D	PEN	8.075%	—	—	—	—	—	35	35
T. Peru 4th Program (19th Series A)	PEN	VAC + 3.6250%	—	—	—	—	—	20	20
T. Peru 4th Program (36th Series A)	PEN	VAC + 3.6875%	—	—	—	—	—	50	50
T. Peru 4th Program (12th Series A)	PEN	VAC + 3.6875%	—	—	—	—	—	20	20
T. Peru 4th Program (36th Series B)	PEN	VAC + 3.3750%	—	—	—	—	—	16	16
T. Peru 4th Program (19th Series B)	PEN	VAC + 2.8750%	—	—	—	—	—	16	16
T. Peru 4th Program (37th Series A)	PEN	VAC + 3.1250%	—	—	—	—	—	15	15
T. Peru 4th Program (19th Series C)	PEN	VAC + 3.1875%	—	—	—	—	—	6	6
T. Peru 5th Program (22nd Series Aa)	PEN	VAC + 3.5000%	—	—	—	—	—	7	7
T. Peru 5th Program (22nd Series Ab)	PEN	VAC + 3.5000%	—	—	—	—	—	4	4
T. Peru 5th Program (22nd Series Ac)	PEN	VAC + 3.5000%	—	—	—	—	—	8	8

Telefónica del Perú, S.A.A.			111	68	72	72	77	215	615

T. M. Peru 1st Program (3rd Series A)	PEN	7.438%	—	10	—	—	—	—	10
T. M. Peru 1st Program (3rd Series B)	PEN	7.688%	—	6	—	—	—	—	6
T. M. Peru 1st Program (16th Series A)	PEN	8.188%	—	7	—	—	—	—	7
T. M. Peru 1st Program (18th Series A)	PEN	6.313%	—	—	11	—	—	—	11
T. M. Peru 1st Program (18th Series B)	PEN	6.375%	—	—	18	—	—	—	18
T. M. Peru 2nd Program (3rd Series A)	PEN	5.750%	—	7	—	—	—	—	7
T. M. Peru 2nd Program (11th Series A)	PEN	7.750%	—	—	—	—	—	20	20
T. M. Peru 2nd Program (9th Series A)	PEN	6.813%	—	—	—	—	18	—	18
T. M. Peru 2nd Program (9th Series B)	PEN	6.375%	—	—	—	—	15	—	15
T. M. Peru 2nd Program (11th Series B)	PEN	7.375%	—	—	—	—	—	18	18
T. M. Peru 2nd Program (1st Series C)	PEN	4.750%	10	—	—	—	—	—	10

Telefónica Móviles Perú, S.A.			10	30	29	—	33	38	140

Nonconvertible bonds	BRL	1.06 x CDI	140	—	—	—	—	—	140

Telefónica, S.A.    133

2012 Consolidated Financial Statements

Nonconvertible bonds	BRL	1.08 x CDI	40	—	—	—	—	—	40
Nonconvertible bonds	BRL	1.12 x CDI	—	264	—	—	—	—	264
Nonconvertible bonds	BRL	IPCA + 7%	—	—	30	—	—	—	30
Convertible bonds (Telemig) I	BRL	IPCA + 0.5%	—	—	—	—	—	3	3
Convertible bonds (Telemig) II	BRL	IPCA + 0.5%	—	—	—	—	—	7	7
Convertible bonds (Telemig) III	BRL	IPCA + 0.5%	—	—	—	—	—	13	13

Brasilcel Group			180	264	30	—	—	23	497

Total issues other operators			618	366	600	306	275	386	2,551

TOTAL OUTSTANDING DEBENTURES AND BONDS			1,534	5,280	4,899	3,818	6,527	13,900	35,958

The main debentures and bonds issued by the Group in 2012 are as follows:

			Nominal (millions)
Item	Date	Maturity Date	Currency	Euros (1)	Currency of issuance	Coupon
EMTN Bonds	02/07/2012	02/07/2017	120	120	EUR	4.7500%
	02/21/2012	02/21/2018	1,500	1,500	EUR	4.7970%
	03/12/2012	03/12/2020	700	858	GBP	5.5970%
	03/30/2012	03/30/2017	1,250	50	CZK	3.9340%
	07/11/2012	07/11/2018	10,000	88	JPY	4.2500%
	09/19/2012	09/05/2017	1,000	1,000	EUR	5.8110%
	10/19/2012	01/20/2020	1,200	1,200	EUR	4.7100%
	12/14/2012	12/14/2018	250	207	CHF	2.7180%
	12/14/2012	12/14/2022	150	124	CHF	3.4500%
Telefónica Emisiones, S.A.U.
Debentures	09/10/2012	09/10/2017	2,000	742	BRL	100% CDI + 0.75% a.a.
Telefónica Brasil, S.A.
Bonds	10/12/2012	10/12/2022	500	379	USD	3.8750%
Telefónica Chile, S.A.
Bonds	09/27/2012	09/27/2022	750	568	USD	5.375%
Colombia Telecomunicaciones, S.A. ESP
Bonds	08/10/2012	08/10/2019	50	15	PEN	5.5313%
Telefónica Móviles, S.A. (Perú)
Debentures	11/29/2012	11/29/2022	1,165	1,165	EUR	4.1840%
Telefónica, S.A.

(1)	Exchange rate as at December 31, 2012

Telefónica, S.A.    134

2012 Consolidated Financial Statements

The main debentures and bonds issued by the Group in 2011 are as follows:

			Nominal (millions)
Item	Date	Maturity Date	Currency	Euros (1)	Currency of issuance	Coupon
EMTN Bonds	02/07/11	02/07/17	1,200	1,200	EUR	4.7500%
	03/21/11	02/07/17	100	100	EUR	4.7500%
	11/03/11	02/03/16	1,000	1,000	EUR	4.9670%
	11/04/11	11/04/16	7,000	70	JPY	2.8247%
SEC Bonds	02/16/11	02/16/16	1,250	966	USD	3.9920%
	02/16/11	02/16/21	1,500	1,159	USD	5.4620%
Telefónica Emisiones, S.A.U.
Bonds	11/22/11	11/22/16	66,000	98	CLP	6.3000%
	11/22/11	11/22/16	2	66	UFC	UF + 3.60%
Telefónica Móviles Chile, S.A.
Bonds	10/04/11	10/05/16	59	17	PEN	6.1875%
Telefónica del Perú, S.A.A.
Bonds	03/24/11	03/24/18	60	17	PEN	7.3750%
Telefónica Móviles, S.A. (Perú)
Notes	11/17/11	10/10/12	5	4	USD	4.0000%
	11/23/11	10/10/12	15	12	USD	4.0000%
Otecel, S.A.

(1)	Exchange rate as at December 31, 2011

Telefónica, S.A.    135

2012 Consolidated Financial Statements

Appendix III: Financial instruments

The detail of the type of financial instruments arranged by the Group (notional amount) by currency and interest rates at December 31, 2012 is as follows:

								Fair value
Millions of Euros	2013	2014	2015	2016	2017	Subsequent years	Total	Underlying debt	Associated derivatives	TOTAL
EURO	662	5,044	9,398	8,787	5,039	11,281	40,211	29,280	11,737	41,017
Floating rate	(8,108)	2,635	4,243	3,306	1,139	(2,609)	606	9,688	(8,879)	809
Spread—Ref Euribor	—	—	—	—	—	—	—	—	—	—
Fixed rate	8,770	2,409	5,155	5,031	3,900	13,090	38,355	18,342	20,616	38,958
Interest rate	—	—	—	—	—	—	—	—	—	—
Rate cap	—	—	—	450	—	800	1,250	1,250	—	1,250
OTHER EUROPEAN CURRENCIES

Instruments in CZK	463	341	164	507	50	—	1,525	205	1,357	1,562

Floating rate	96	—	164	119	—	—	379	52	328	380
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	367	341	—	388	50	—	1,146	153	1,029	1,182
Interest rate	—	—	—	—	—	—	—	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—

Instruments in GBP	(1,498)	546	13	496	123	3,006	2,686	3,784	(1,104)	2,680

Floating rate	(821)	306	(67)	6	184	1,262	870	(821)	1,711	890
Spread	—	—	—	1.00%	—	—	—	—	—	—
Fixed rate	(677)	240	80	490	(61)	1,621	1,693	4,482	(2,815)	1,667
Interest rate	—	—	—	—	—	(1.00)%	—	—	—	—
Rate cap	—	—	—	—	—	123	123	123	—	123

Instruments in CHF	—	—	—	—	—	20	20	352	(398)	(46)

Floating rate	—	—	—	—	—	—	—	—	(7)	(7)
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	—	—	—	—	—	20	20	352	(391)	(39)
Interest rate	—	—	—	—	—	—	—	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
AMERICA

Instruments in USD	(99)	13	(108)	(1,473)	(653)	3,384	1,064	17,573	(16,299)	1,274

Floating rate	585	(65)	28	(1,402)	(668)	2,428	906	1,745	(984)	760
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	(684)	67	(147)	(82)	4	956	114	15,786	(15,315)	472
Interest rate	—	—	—	—	—	(7.00)%	—	—	—	—
Rate cap	—	11	11	11	11	—	44	42	—	42

Instruments in UYU	(215)	—	1	—	—	—	(214)	(23)	(204)	(227)

Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	(215)	—	1	—	—	—	(214)	(23)	(204)	(227)
Interest rate	—	—	—	—	—	—	—	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—

Instruments in ARS	266	—	1	—	—	7	274	(9)	321	312

Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	266	—	1	—	—	7	274	(9)	321	312

Telefónica, S.A.    136

2012 Consolidated Financial Statements

Interest rate	—	—	—	—	—	—	—	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—

Instruments in BRL	(1,878)	434	467	309	922	258	512	(417)	811	394

Floating rate	(2,379)	76	195	30	754	74	(1,250)	(1,751)	526	(1,225)
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	501	358	272	279	168	184	1,762	1,334	285	1,619
Interest rate	—	—	—	—	—	—	—	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—

Instruments in CLP	(417)	350	299	303	75	272	882	(53)	1,002	949

Floating rate	(150)	74	299	304	75	272	874	43	847	889
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	(267)	276	—	(1)	—	—	8	(96)	155	60
Interest rate	—	—	—	—	—	—	—	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—

Instruments in UFC	(6)	2	3	1	—	—	—	163	(163)	—

Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	(6)	2	3	1	—	—	—	163	(163)	—
Interest rate	—	—	—	—	—	—	—	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—

Instruments in PEN	155	152	120	133	94	40	694	306	324	630

Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	155	152	120	133	94	40	694	306	324	630
Interest rate	—	—	—	—	—	—	—	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—

Instruments in VAC	—	—	—	—	61	111	172	172	—	172

Floating rate	—	—	—	—	61	111	172	172	—	172
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	—	—	—	—	—	—	—	—	—	—
Interest rate	—	—	—	—	—	—	—	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—

Instruments in COP	762	58	61	167	264	244	1,556	664	1,108	1,772

Floating rate	—	1	48	154	168	234	605	603	—	603
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	762	57	13	13	96	10	951	61	1,108	1,169
Interest rate	—	—	—	—	—	—	—	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—

Instruments in UVR	—	—	—	—	—	1,576	1,576	1,576	—	1,576

Floating rate	—	—	—	—	—	1,576	1,576	1,576	—	1,576
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	—	—	—	—	—	—	—	—	—	—
Interest rate	—	—	—	—	—	—	—	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—

Instruments in VEB	(2,656)	(86)	(9)	—	—	—	(2,751)	(2,751)	—	(2,751)

Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	(2,656)	(86)	(9)	—	—	—	(2,751)	(2,751)	—	(2,751)
Interest rate	—	—	—	—	—	—	—	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—

Instruments in UDI	21	15	18	12	55	(76)	45	1,052	(935)	117

Telefónica, S.A.    137

2012 Consolidated Financial Statements

Floating rate	21	15	18	12	55	(76)	45	1,052	(935)	117
Spread	—	—	—	—	—	2.00%	—	—	—	—
Fixed rate	—	—	—	—	—	—	—	—	—	—
Interest rate	—	—	—	—	—	—	—	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—

Instruments in MXN	807	262	58	58	58	777	2,020	231	1,613	1,844

Floating rate	22	(29)	—	—	—	2	(5)	230	(235)	(6)
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	785	291	58	58	58	775	2,025	1	1,848	1,850
Interest rate	—	—	—	—	—	—	—	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—

Instruments in GTQ	(4)	—	—	—	—	—	(4)	30	—	30

Floating rate	(4)	—	—	—	—	—	(4)	30	—	30
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	—	—	—	—	—	—	—	—	—	—
Interest rate	—	—	—	—	—	—	—	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—

Instruments in NIO	(14)	—	—	—	—	—	(14)	(17)	—	(17)

Floating rate	(14)	—	—	—	—	—	(14)	(17)	—	(17)
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	—	—	—	—	—	—	—	—	—	—
Interest rate	—	—	—	—	—	—	—	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
ASIA

Instruments in JPY	—	—	—	—	—	—	—	279	(308)	(29)

Floating rate	—	—	—	—	—	—	—	—	—	(2)
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	—	—	—	—	—	—	—	279	(308)	(27)
Interest rate	—	—	—	—	—	—	—	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—

TOTAL							50,254	52,397	(1,138)	51,259

Floating rate							4,760	12,602	(7,628)	4,969
Fixed rate							44,077	38,380	6,490	44,875
Rate cap							1,417	1,415	—	1,415
Currency options							—	—	196	196

Telefónica, S.A.    138

2012 Consolidated Financial Statements

The table below is an extract of the previous table that shows the sensitivity to interest rates originated by our position on interest rate swaps categorized into instruments entered into for trading purposes and instruments entered into for purposes other than trading at December 31, 2012:

Interest rate swaps

Millions of euros Trading purposes	Maturity
	2013	2014	2015	2016	2017	Subsequent years	Total	Fair value
EUR								(286)

Fixed to fixed	—	—	—	—	—	—	—	1

Receiving leg	—	(35)	(20)	—	—	—	(55)	(55)
Average interest rate	—	—	—	—	—	—	—	—
Paying leg	—	35	20	—	—	—	55	56
Average spread	—	1.12%	1.63%	—	—	—	1.31%	—

Fixed to floating	—	—	—	—	—	—	—	(979)

Receiving leg	(1,405)	(1,522)	(900)	(3,145)	(1,690)	(6,199)	(14,861)	(8,620)
Average interest rate	3.23%	2.34%	2.79%	0.28%	2.85%	3.14%	2.41%	—
Paying leg	1,405	1,522	900	3,145	1,690	6,199	14,861	7,641
Average spread	0.85%	1.29%	0.49%	2.71%	—	—	0.81%	—

Floating to fixed	—	—	—	—	—	—	—	693

Receiving leg	(9,903)	(1,325)	(60)	(4,485)	(1,113)	(3,935)	(20,821)	(14,735)
Average interest rate	1.20%	—	—	1.77%	—	—	0.95%	—
Paying leg	9,903	1,325	60	4,485	1,113	3,935	20,821	15,428
Average spread	1.00%	3.14%	0.66%	1.20%	3.17%	2.89%	1.65%	—

Floaitng to floating	—	—	—	—	—	—	—	(1)

Receiving leg	—	—	(50)	—	—	—	(50)	(51)
Average spread	—	—	—	—	—	—	—	—
Paying leg	—	—	50	—	—	—	50	50
Average interest rate	—	—	0.28%	—	—	—	0.28%	—

USD								78

Fixed to fixed	—	—	—	—	—	—	—	(50)

Receiving leg	—	(38)	(114)	(121)	(182)	(326)	(781)	(831)
Average interest rate	—	1.04%	0.95%	2.20%	3.95%	2.13%	—	—
Paying leg	—	38	114	121	182	326	781	781
Average spread	—	—	—	—	—	—	—	—

Floating to fixed	—	—	—	—	—	—	—	128

Receiving leg	(455)	(98)	(103)	(19)	(785)	(508)	(1,968)	(1,059)
Average interest rate	3.61%	—	—	—	—	—	0.83%	—
Paying leg	455	98	103	19	785	508	1,968	1,187
Average spread	—	0.92%	2.52%	1.07%	3.06%	2.77%	2.13%	—

GBP								(9)

Fixed to floating	—	—	—	—	—	—	—	(37)

Receiving leg	—	(61)	(49)	(110)	(61)	(460)	(741)	(780)
Average interest rate	—	1.53%	1.46%	1.75%	1.87%	2.25%	2.03%	—
Paying leg	—	61	49	110	61	460	741	743
Average spread	—	—	—	—	—	82.59%	51.19%	—

Floating to fixed	—	—	—	—	—	—	—	28

Receiving leg	—	(368)	(116)	(104)	—	(362)	(950)	(953)
Average spread	—	—	—	—	—	—	—	—
Paying leg	—	368	116	104	—	362	950	981
Average interest rate	—	1.09%	0.93%	1.15%	—	2.39%	—	—

CZK								1

Fixed to floating	—	—	—	—	—	—	—	—

Receiving leg	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—	—
Paying leg	—	—	—	—	—	—	—	—
Average spread	—	—	—	—	—	—	—	—

Floating to fixed	—	—	—	—	—	—	—	1

Receiving leg	—	—	—	—	(50)	—	(50)	(50)
Average spread	—	—	—	—	—	—	—	—
Paying leg	—	—	—	—	50	—	50	51
Average interest rate	—	—	—	—	1.25%	—	—	—

Telefónica, S.A.    139

2012 Consolidated Financial Statements

Interest rate swaps

Millions of euros Non trading purposes	Maturity
	2013	2014	2015	2016	2017	Subsequent years	Total	Fair value
EUR								1,496

Fixed to fixed	—	—	—	—	—	—	—	—

Receiving leg	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—	—
Paying leg	—	—	—	—	—	—	—	—
Average spread	—	—	—	—	—	—	—	—

Fixed to floating	—	—	—	—	—	—	—	(1,082)

Receiving leg	(1,654)	(2,815)	(1,005)	(3,093)	(1,675)	(2,941)	(13,183)	(14,226)
Average interest rate	4.69%	3.26%	2.32%	2.80%	2.40%	2.47%	2.98%	—
Paying leg	1,654	2,815	1,005	3,093	1,675	2,941	13,183	13,144
Average spread	0.03%	0.01%	0.03%	0.01%	0.02%	0.00%	0.01%	—

Floating to fixed	—	—	—	—	—	—	—	2,578

Receiving leg	(4,976)	(2,372)	(6,368)	(3,120)	(2,132)	(11,730)	(30,698)	(25,726)
Average interest rate	0.69%	0.72%	0.32%	—	—	—	0.23%	—
Paying leg	4,976	2,372	6,368	3,120	2,132	11,730	30,698	28,304
Average spread	1.20%	1.61%	2.69%	3.16%	2.89%	3.15%	2.60%	—

Floating to floating	—	—	—	—	—	—	—	—

Receiving leg	—	—	—	—	—	—	—	—
Average spread	—	—	—	—	—	—	—	—
Paying leg	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—	—

USD								(1,925)

Fixed to floating	—	—	—	—	—	—	—	(1,940)

Receiving leg	(1,678)	(78)	(1,935)	(5,004)	(608)	(5,591)	(14,894)	(13,537)
Average interest rate	2.97%	3.07%	3.04%	3.25%	5.33%	3.88%	3.51%	—
Paying leg	1,678	78	1,935	5,004	608	5,591	14,894	11,597
Average spread	0.18%	—	0.17%	1.69%	—	—	0.61%	—

Floating to fixed	—	—	—	—	—	—	—	15

Receiving leg	(672)	(28)	(28)	(28)	—	—	(756)	(756)
Average interest rate	—	—	—	—	—	—	—	—
Paying leg	672	28	28	28	—	—	756	771
Average spread	3.35%	4.34%	4.34%	4.34%	—	—	—	—

MXN								(13)

Fixed to floating	—	—	—	—	—	—	—	(20)

Receiving leg	—	—	—	—	—	(117)	(117)	(142)
Average interest rate	—	—	—	—	—	8.07%	—	—
Paying leg	—	—	—	—	—	117	117	122
Average spread	—	—	—	—	—	0.61%	—	—

Floating to fixed	—	—	—	—	—	—	—	7

Receiving leg	—	(234)	—	—	—	(117)	(351)	(298)
Average interest rate	—	0.55%	—	—	—	0.61%	—	—
Paying leg	—	234	—	—	—	117	351	305
Average spread	—	5.55%	—	—	—	6.62%	—	—

GBP								(249)

Fixed to floating	—	—	—	—	—	—	—	(319)

Receiving leg	—	(613)	—	—	—	(2,144)	(2,757)	(3,078)
Average interest rate	—	5.25%	—	—	—	2.99%	—	—
Paying leg	—	613	—	—	—	2,144	2,757	2,759

Telefónica, S.A.    140

2012 Consolidated Financial Statements

Average spread	—	—	—	—	—	—	—	—

Floating to fixed	—	—	—	—	—	—	—	70

Receiving leg	—	—	—	(496)	—	—	(496)	(496)
Average spread	—	—	—	—	—	—	—	—
Paying leg	—	—	—	496	—	—	496	566
Average interest rate	—	—	—	4.96%	—	—	—	—

JPY								(6)

Fixed to floating	—	—	—	—	—	—	—	(6)

Receiving leg	—	—	—	(62)	—	(88)	(150)	(156)
Average interest rate	—	—	—	2.82%	—	0.32%	—	—
Paying leg	—	—	—	62	—	88	150	150
Average spread	—	—	—	—	—	—	—	—

Floating to fixed	—	—	—	—	—	—	—	—

Receiving leg	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—	—
Paying leg	—	—	—	—	—	—	—	—
Average spread	—	—	—	—	—	—	—	—

CLP								1

Fixed to floating	—	—	—	—	—	—	—	2

Receiving leg	(24)	(32)	—	(182)	—	—	(238)	(251)
Average interest rate	4.12%	4.51%	—	6.51%	—	—	—	—
Paying leg	24	32	—	182	—	—	238	253
Average spread	—	—	—	1.66%	—	—	—	—

Floating to fixed	—	—	—	—	—	—	—	(1)

Receiving leg	(283)	—	—	—	—	—	(283)	(284)
Average interest rate	—	—	—	—	—	—	—	—
Paying leg	283	—	—	—	—	—	283	283
Average spread	4.33%	—	—	—	—	—	—	—

CHF								4

Fixed to floating	—	—	—	—	—	—	—	4

Receiving leg	—	—	—	—	—	(331)	(331)	(327)
Average interest rate	—	—	—	—	—	0.45%	—	—
Paying leg	—	—	—	—	—	331	331	331
Average spread	—	—	—	—	—	—	—	—

Foreign exchange and interest rate options, by maturity, are as follows:

Currency options Millions of euros	Maturities
	2013	2014	2015	2016	2017	Subsequent years
Put Divisas (EURUSD, EURGBP)
Notional amount of options bought	1,872		91		1,487	143
Strike	1.14%		1.54%		1.36%	1.57%
Notional amount of options sold					831
Strike					1.20%

Telefónica, S.A.    141

2012 Consolidated Financial Statements

Interest rate options Millions of euros	Maturities
	2013	2014	2015	2016	Subsequent years
Collars
Notional amount of options bought	—	—	—	492	1,719
Strike Cap	—	—	—	4.30%	4.65%
Strike Floor	—	—	—	3.00%	3.64%
Caps
Notional amount of options bought	—	—	—
Strike	—	—	—
Notional amount of options sold	—	—	—	492	1,419
Strike	—	—	—	5.11%	5.38%
Floors
Notional amount of options bought	—	—	—	450	1,719
Strike	—	—	—	0.50%	0.99%
Notional amount of options sold	—	—	—
Strike	—	—	—

Cash flows receivable or payable on derivative financial instruments settled via the swap of nominals, by currency of collection/payment, along with contractual maturities are as follows:

Millions of euros		2013	2014	2015	2016	2017	Subsequent years	Total
Currency swaps
Receive	ARS	—	—	—	—	—	—	—
Pay	ARS	—	—	—	—	—	—	—
Receive	BRL	—	61	—	—	—	—	61
Pay	BRL	(137)	(136)	(178)	(160)	(69)	(21)	(701)
Receive	CLP	109	—	299	123	75	—	606
Pay	CLP	(218)	(226)	(597)	(245)	(151)	—	(1,437)
Receive	COP	—	—	—	—	—	—	—
Pay	COP	(40)	(40)	(13)	(13)	(13)	(10)	(129)
Receive	CZK	—	—	—	—	—	—	—
Pay	CZK	(164)	(234)	(163)	(388)	—	—	(949)
Receive	EUR	378	281	163	1,151	60	—	2,033
Pay	EUR	(2,943)	(72)	(3,188)	(4,545)	(1,129)	(9,028)	(20,905)
Receive	GBP	—	—	—	—	—	1,715	1,715
Pay	GBP	—	—	—	(496)	—	—	(496)
Receive	JPY	—	—	—	62	—	220	282
Pay	JPY	—	—	—	—	—	—	—
Receive	MAD	—	—	—	—	—	—	—
Pay	MAD	—	—	—	—	—	—	—
Receive	MXN	—	—	—	—	—	—	—
Pay	MXN	(148)	(58)	(58)	(57)	(57)	(658)	(1,036)
Receive	PEN	—	—	—	—	—	—	—
Pay	PEN	(16)	(16)	(16)	(36)	(16)	(7)	(107)
Receive	UFC	—	180	—	145	—	—	325
Pay	UFC	—	—	—	(72)	—	—	(72)
Receive	USD	3,437	279	4,171	4,611	1,341	7,324	21,163
Pay	USD	(255)	(71)	(290)	(53)	(74)	—	(743)
Receive	UDI	61	61	61	62	62	703	1,010
Pay	UDI	—	—	—	—	—	—	—

TOTAL		64	9	191	89	29	238	620

Telefónica, S.A.    142

2012 Consolidated Financial Statements

Millions of euros		2013	2014	2015	2016	2017	Subsequent years	Total
Forwards
Receive	ARS	21	—	—	—	—	—	21
Pay	ARS	(349)	—	—	—	—	—	(349)
Receive	BRL	—	—	—	—	—	—	—
Pay	BRL	(45)	—	—	—	—	—	(45)
Receive	CLP	341	—	—	—	—	—	341
Pay	CLP	(145)	—	—	—	—	—	(145)
Receive	COP	—	—	—	—	—	—	—
Pay	COP	(682)	—	—	—	—	—	(682)
Receive	CZK	116	—	—	—	—	—	116
Pay	CZK	(597)	—	—	—	—	—	(597)
Receive	EUR	4,625	—	—	—	—	—	4,625
Pay	EUR	(3,255)	—	—	—	—	—	(3,255)
Receive	GBP	1,943	—	—	—	—	—	1,943
Pay	GBP	(1,374)	—	—	—	—	—	(1,374)
Receive	MXN	26	—	—	—	—	—	26
Pay	MXN	(665)	—	—	—	—	—	(665)
Receive	PEN	1	—	—	—	—	—	1
Pay	PEN	(207)	—	—	—	—	—	(207)
Receive	UFC	9	—	—	—	—	—	9
Pay	UFC	(98)	—	—	—	—	—	(98)
Receive	USD	2,637	—	—	—	—	—	2,637
Pay	USD	(2,500)	—	—	—	—	—	(2,500)
Receive	UYU	204	—	—	—	—	—	204
Pay	UYU	—	—	—	—	—	—	—

TOTAL		6	—	—	—	—	—	6

The detail of financial instruments by the Group (notional amount) by currency and interest rates at December 31, 2011 was as follows:

								Fair value
Millions of Euros	2012	2013	2014	2015	2016	Subsequent years	Total	Underlying debt	Associated derivatives	TOTAL
EURO	5,187	5,396	5,447	7,094	8,808	9,224	41,156	31,251	10,767	42,018

Floating rate	(1,221)	639	2,751	1,887	3,288	(4,392)	2,952	12,087	(9,152)	2,935
Spread—Ref Euribor	(1.71)%	(0.33)%	0.56%	1.75%	0.46%	(0.02)%	—	—	—	—
Fixed rate	6,408	2,907	2,696	5,207	5,070	12,816	35,104	16,064	19,919	35,983
Interest rate	1.46%	2.31%	4.67%	3.03%	5.09%	3.63%	—	—	—	—
Rate cap	—	1,850	—	—	450	800	3,100	3,100	—	3,100

OTHER EUROPEAN CURRENCIES	(186)	581	489	159	863	2,754	4,660	4,604	551	5,155

Instruments in CZK	569	162	329	159	378	—	1,597	127	1,495	1,622

Floating rate	114	159	—	159	—	—	432	15	1,063	1,078
Spread	—	(0.09)%	—	(0.02)%	—	—	—	—	—	—
Fixed rate	455	3	329	—	378	—	1,165	112	432	544
Interest rate	1.12%	4.17%	—	3.84%	—	—	—	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—

Instruments in GBP	(755)	419	160	—	485	2,754	3,063	4,477	(944)	3,533

Floating rate	664	—	84	48	108	1,209	2,113	126	2,010	2,136

Telefónica, S.A.    143

2012 Consolidated Financial Statements

Spread	—	—	—	—	4.13%	—	—	—	—	—
Fixed rate	(1,419)	—	76	(48)	377	1,425	411	3,812	(2,954)	858
Interest rate	(0.34)%	—	5.01%	1.46%	5.88%	6.31%	—	—	—	—
Rate cap	—	419	—	—	—	120	539	539	—	539

AMERICA	(636)	2,205	1,431	928	(616)	6,726	10,038	22,160	(13,016)	9,144

Instruments in USD	(15)	784	(13)	56	(1,490)	2,880	2,202	14,814	(13,446)	1,368

Floating rate	119	481	(44)	(49)	(1,424)	1,227	310	1,547	(525)	1,022
Spread	2.02%	0.71%	(1.18)%	(1.35)%	(0.05)%	0.01%	—	—	—	—
Fixed rate	(134)	292	20	94	(77)	1,642	1,837	13,267	(12,921)	346
Interest rate	(9.74)%	5.47%	(14.48)%	27.57%	(28.28)%	10.77%	—	—	—	—
Rate cap	—	11	11	11	11	11	55	—	—	—

Instruments in UYU	(15)	—	—	1	—	—	(14)	(14)	—	(14)

Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	(15)	—	—	1	—	—	(14)	(14)	—	(14)
Interest rate	4.23%	—	—	—	—	—	—	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—

Instruments in ARS	171	5	4	4	—	10	194	171	23	194

Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	171	5	4	4	—	10	194	171	23	194
Interest rate	14.55%	19.00%	—	—	—	—	—	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—

Instruments in BRL	(303)	927	494	351	255	196	1,920	1,084	590	1,674

Floating rate	(966)	432	199	253	70	196	184	(309)	167	(142)
Spread	(0.31)%	1.17%	2.91%	3.36%	12.03%	10.77%	—	—	—	—
Fixed rate	663	495	295	98	185	—	1,736	1,393	423	1,816
Interest rate	9.32%	9.47%	9.82%	9.71%	7.84%	—	—	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—

Instruments in CLP	(297)	102	329	263	287	—	684	695	(199)	496

Floating rate	57	22	69	263	287	—	698	85	105	190
Spread	2.26%	1.48%	1.09%	0.98%	1.45%	—	—	—	—	—
Fixed rate	(354)	80	260	—	—	—	(14)	610	(304)	306
Interest rate	0.76%	3.66%	5.97%	—	—	—	—	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—

Instruments in UFC	(3)	2	2	2	1	—	4	338	(8)	330

Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	(3)	2	2	2	1	—	4	338	(8)	330
Interest rate	(3.54)%	6.00%	5.43%	6.00%	6.00%	—	—	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—

Instruments in PEN	148	161	163	86	123	300	981	971	—	971

Floating rate	(8)	(5)	(5)	(5)	(5)	189	161	161	—	161
Spread	3.55%	3.47%	3.47%	3.47%	3.47%	3.48%	—	—	—	—
Fixed rate	156	166	168	91	128	111	820	810	—	810
Interest rate	6.51%	6.60%	7.35%	7.48%	7.35%	7.37%	—	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—

Instruments in COP	918	171	211	68	43	21	1,432	1,272	130	1,402

Floating rate	287	134	143	56	31	—	651	650	—	650
Spread	3.78%	3.24%	3.20%	3.22%	3.31%	—	—	—	—	—
Fixed rate	631	37	68	12	12	21	781	622	130	752

Telefónica, S.A.    144

2012 Consolidated Financial Statements

Interest rate	4.47%	6.48%	6.71%	5.22%	5.22%	5.30%	—	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—

Instruments in UVR	—	35	—	119	132	2,437	2,723	2,723	—	2,723

Floating rate	—	35	—	119	132	2,437	2,723	2,723	—	2,723
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	—	—	—	—	—	—	—	—	—	—
Interest rate	—	—	—	—	—	—	—	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—

Instruments in VEB	(1,653)	(4)	(3)	—	—	—	(1,660)	(1,671)	—	(1,671)

Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	(1,653)	(4)	(3)	—	—	—	(1,660)	(1,671)	—	(1,671)
Interest rate	1.68%	14.19%	16.00%	—	—	—	—	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—

Instruments in UDI	(32)	(32)	(32)	(76)	(21)	91	(102)	876	60	936

Floating rate	(32)	(32)	(32)	(76)	(21)	91	(102)	876	60	936
Spread	3.63%	5.21%	5.26%	4.66%	6.50%	(3.18)%	—	—	—	—
Fixed rate	—	—	—	—	—	—	—	—	—	—
Interest rate	—	—	—	—	—	—	—	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—

Instruments in MXN	451	54	276	54	54	791	1,680	920	(166)	754

Floating rate	(2)	—	—	—	—	58	56	248	(26)	222
Spread	—	—	—	—	—	0.74%	—	—	—	—
Fixed rate	453	54	276	54	54	733	1,624	672	(140)	532
Interest rate	10.13%	3.70%	5.19%	3.70%	3.70%	3.95%	—	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—

Instruments in GTQ	(6)	—	—	—	—	—	(6)	(19)	—	(19)

Floating rate	(6)	—	—	—	—	—	(6)	(6)	—	(6)
Spread	1.00%	—	—	—	—	—	—	—	—	—
Fixed rate	—	—	—	—	—	—	—	(13)	—	(13)
Interest rate	—	—	—	—	—	—	—	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—

ASIA	—	—	—	—	—	—	—	520	(532)	(12)

Instruments in JPY	—	—	—	—	—	—	—	520	(532)	(12)

Floating rate	—	—	—	—	—	—	—	150	(150)	—
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	—	—	—	—	—	—	—	370	(382)	(12)
Interest rate	—	—	—	—	—	—	—	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—

TOTAL	—	—	—	—	—	—	55,854	58,535	(2,230)	56,305

Floating rate	—	—	—	—	—	—	10,172	18,353	(6,448)	11,905
Fixed rate	—	—	—	—	—	—	41,988	36,543	4,218	40,761
Rate cap	—	—	—	—	—	—	3,694	3,639	—	3,639
Currency options	—	—	—	—	—	—	22	—	22	22

Other	—	—	—	—	—	—	—	—	—	—

Telefónica, S.A.    145

2012 Consolidated Financial Statements

The table below is an extract of the previous table that shows the sensitivity to interest rates originated by the Group´s position on interest rate swaps categorized into instruments entered into for trading purposes and instruments entered into for purposes other than trading at December 31, 2011:

Interest rare swaps

Millions of euros Trading purposes	Maturity
	2012	2013	2014	2015	2016	Subsequent years	Total	Fair value
EUR								(78)

Fixed to fixed	—	—	—	—	—	—	—	27

Receiving leg	(2,023)	—	(35)	(20)	—	—	(2,078)	(2,081)
Average interest rate	1.60%	—	—	—	—	—	1.56%	—
Paying leg	2,023	—	35	20	—	—	2,078	2,108
Average spread	1.60%	—	1.12%	1.63%	—	—	1.60%	—

Fixed to floating	—	—	—	—	—	—	—	(527)

Receiving leg	(475)	(1,405)	(1,447)	(745)	(2,145)	(6,626)	(12,843)	(8,061)
Average interest rate	15.34%	2.76%	2.22%	3.15%	0.41%	3.15%	2.99%	—
Paying leg	475	1,405	1,447	745	2,145	6,626	12,843	7,534
Average spread	0.17%	0.85%	1.35%	0.60%	2.57%	—	0.71%	—

Floating to fixed	—	—	—	—	—	—	—	408

Receiving leg	(7,458)	(710)	(1,325)	—	(3,485)	(1,325)	(14,303)	(12,663)
Average spread	(0.05)%	1.56%	—	—	1.22%	—	0.35%	—
Paying leg	7,458	710	1,325	—	3,485	1,325	14,303	13,071
Average interest rate	0.92%	2.35%	3.14%	—	1.54%	7.80%	1.99%	—

Floating to floating	—	—	—	—	—	—	—	14

Receiving leg	(4,123)	—	—	(50)	—	—	(4,173)	(4,191)
Average interest rate	(0.08)%	—	—	—	—	—	(0.08)%	—
Paying leg	4,123	—	—	50	—	—	4,173	4,205
Average spread	(0.08)%	—	—	0.28%	—	—	(0.08)%	—

USD								54

Fixed to floating	—	—	—	—	—	—	—	(42)

Receiving leg	—	—	(39)	(39)	(124)	(286)	(488)	(529)
Average interest rate	—	—	1.04%	1.66%	1.15%	3.61%	2.62%	—
Paying leg	—	—	39	39	124	286	488	487
Average spread	—	—	—	—	—	—	—	—

Floating to fixed	—	—	—	—	—	—	—	96

Receiving leg	(128)	(464)	(100)	(105)	(19)	(1,021)	(1,837)	(655)
Average spread	2.57%	3.61%	—	—	—	—	1.09%	—
Paying leg	128	464	100	105	19	1,021	1,837	751
Average interest rate	—	—	0.92%	2.52%	1.07%	3.31%	2.05%	—

GBP								(3)

Fixed to floating	—	—	—	—	—	—	—	(11)

Receiving leg	—	—	60	48	108	341	557	559
Average interest rate	—	—	—	—	—	—	—	—
Paying leg	—	—	(60)	(48)	(108)	(341)	(557)	(570)
Average spread	—	—	1.53%	1.46%	1.75%	2.25%	2.01%	—

Floating to fixed	—	—	—	—	—	—	—	8

Receiving leg	—	—	156	—	—	269	425	434
Average spread	—	—	1.31%	—	—	2.40%	2.00%	—
Paying leg	—	—	(156)	—	—	(269)	(425)	(426)
Average interest rate	—	—	—	—	—	—	—	—

Telefónica, S.A.    146

2012 Consolidated Financial Statements

Interest rate swaps

Millions of euros Non trading purposes	Maturity
	2012	2013	2014	2015	2016	Subsequent years	Total	Fair value
EUR								522

Fixed to floating	—	—	—	—	—	(70)	(70)	(1,039)

Receiving leg	(594)	(1,654)	(2,815)	(1,005)	(3,093)	(2,650)	(11,811)	(12,717)
Average interest rate	4.26%	4.69%	3.26%	2.32%	2.80%	3.41%	3.35%	—
Paying leg	594	1,654	2,815	1,005	3,093	2,580	11,741	11,678
Average spread	0.04%	0.03%	0.01%	0.03%	0.01%	—	0.02%	—

Floating to fixed	—	—	—	—	—	—	—	1,561

Receiving leg	(4,776)	(4,476)	(2,330)	(6,302)	(3,120)	(13,303)	(34,307)	(24,704)
Average spread	1.03%	0.65%	0.74%	0.32%	—	—	0.34%	—
Paying leg	4,776	4,476	2,330	6,302	3,120	13,303	34,307	26,265
Average interest rate	0.92%	1.33%	1.62%	2.70%	3.13%	3.19%	2.43%	—

Floating to floating	—	—	—	—	—	—	—	—

Receiving leg	(42)	—	—	—	—	—	(42)	(43)
Average spread	0.43%	—	—	—	—	—	0.43%	—
Paying leg	42	—	—	—	—	—	42	43
Average interest rate	(0.10)%	—	—	—	—	—	(0.10)%	—

USD								(1,916)

Fixed to floating	—	—	—	—	—	—	—	(1,949)

Receiving leg	(222)	(1,711)	(79)	(1,973)	(5,103)	(5,356)	(14,444)	(12,663)
Average interest rate	0.61%	2.97%	3.07%	3.04%	3.25%	4.45%	3.59%	—
Paying leg	222	1,711	79	1,973	5,103	5,356	14,444	10,714
Average spread	2.27%	0.14%	—	0.17%	1.90%	—	0.75%	—

Floating to fixed	—	—	—	—	—	—	—	33

Receiving leg	(28)	(685)	(28)	(28)	(28)	—	(797)	(800)
Average spread	—	—	—	—	—	—	—	—
Paying leg	28	685	28	28	28	—	797	833
Average interest rate	4.34%	3.35%	4.34%	4.34%	4.34%	—	3.49%	—

MXN								(9)

Floating to fixed	—	—	—	—	—	—	—	(9)

Receiving leg	—	—	(222)	—	(166)	—	(388)	(417)
Average spread	—	—	0.55%	—	5.38%	—	2.62%	—
Paying leg	—	—	222	—	166	—	388	408
Average interest rate	—	—	5.55%	2.66%	2.66%	—	4.31%	—

GBP								(174)

Fixed to floating	—	—	—	—	—	—	—	(248)

Receiving leg	—	—	(599)	—	—	(1,257)	(1,856)	(2,106)
Average interest rate	—	—	5.25%	—	—	3.73%	4.22%	—
Paying leg	—	—	599	—	—	1,257	1,856	1,858
Average spread	—	—	—	—	—	—	—	—

Floating to fixed	—	—	—	—	—	—	—	74

Receiving leg	—	—	—	—	(484)	—	(484)	(484)
Average spread	—	—	—	—	—	—	—	—
Paying leg	—	—	—	—	484	—	484	558
Average interest rate	—	—	—	—	4.96%	—	4.96%	—

JPY								(10)

Fixed to floating	—	—	—	—	—	—	—	(10)

Receiving leg	(150)	—	—	—	(70)	—	(220)	(230)
Average interest rate	—	—	—	—	—	—	—	—
Paying leg	150	—	—	—	70	—	220	220
Average spread	0.34%	—	—	—	2.82%	—	1.13%	—

CLP								(8)

Fixed to floating	—	—	—	—	—	—	—	(7)

Receiving leg	—	(22)	(31)	—	(171)	—	(224)	(246)
Average interest rate	—	4.12%	4.51%	—	6.51%	—	6.00%	—
Paying leg	—	22	31	—	171	—	224	239
Average spread	—	—	—	—	1.66%	—	1.27%	—

Floating to fixed	—	—	—	—	—	—	—	(1)

Receiving leg	(78)	(103)	—	—	—	—	(181)	(182)
Average spread	—	—	—	—	—	—	—	—
Paying leg	78	103	—	—	—	—	181	181
Average interest rate	1.15%	3.76%	—	—	—	—	2.64%	—

Telefónica, S.A.    147

2012 Consolidated Financial Statements

Foreign exchange and interest rate options, by maturity, at December 31, 2011 were as follows:

Currency options Millions of euros	Maturities
	2012	2013	2014	2015	2016	Subsequent years
Put Divisas (EURUSD)
Notional amount of options bought	289	159		192		1,662
Strike	1.32%	1.49%		1.54%		1.38%
Notional amount of options sold	202					832
Strike	1.26%					1.20%

Interest rate options Millions of euros	Maturities
	2012	2013	2014	2015	Subsequent years
Collars
Notional amount of options bought	919	—	—	504	1,698
Strike Cap	5.05%	—	—	4.29%	4.76%
Strike Floor	3.30%	—	—	3.00%	3.63%

Caps		—	—

Notional amount of options bought	2,749	—	—	—	—
Strike	4.37%	—	—	—	—
Notional amount of options sold	3,668	—	—	504	1,698
Strike	4.95%	—	—	4.45%	5.22%

Floors		—	—

Notional amount of options bought	919	—	—	450	1,698
Strike	0.96%	—	—	0.50%	0.99%
Notional amount of options sold	—	—	—	—	—
Strike	—	—	—	—	—

Telefónica, S.A.    148

2012 Consolidated Financial Statements

Cash flows receivable or payable on derivative financial instruments settled via the swap of nominals, by currency of collection/payment, along with contractual maturities at December 31, 2011 were as follows:

Millions of euros		2012	2013	2014	2015	2016	Subsequent years	Total
Currency swaps
Receive	ARS	—	—	—	—	—	—	—
Pay	ARS	—	—	—	—	—	—	—
Receive	BRL	110	—	68	—	—	—	178
Pay	BRL	(258)	(136)	(151)	(197)	(177)	(38)	(957)
Receive	CLP	89	103	—	263	116	—	571
Pay	CLP	(252)	(206)	(212)	(527)	(231)	—	(1,428)
Receive	COP	—	—	—	—	—	—	—
Pay	COP	(214)	(37)	(37)	(12)	(12)	(21)	(333)
Receive	CZK	—	—	—	—	—	—	—
Pay	CZK	(114)	(159)	(228)	(159)	(378)	—	(1,038)
Receive	EUR	608	286	281	163	1,151	—	2,489
Pay	EUR	(582)	(2,943)	(72)	(3,176)	(4,533)	(8,034)	(19,340)
Receive	GBP	—	—	—	—	—	—	—
Pay	GBP	—	—	—	—	(484)	—	(484)
Receive	JPY	599	—	—	—	70	—	669
Pay	JPY	—	—	—	—	—	—	—
Receive	MAD	90	—	—	—	—	—	90
Pay	MAD	(90)	—	—	—	—	—	(90)
Receive	MXN	—	—	—	—	—	—	—
Pay	MXN	(51)	(51)	(51)	(51)	(51)	(645)	(900)
Receive	PEN	—	—	—	—	—	—	—
Pay	PEN	(29)	(15)	(15)	(15)	(35)	(23)	(132)
Receive	UFC	199	—	166	—	133	—	498
Pay	UFC	(100)	—	—	—	(66)	—	(166)
Receive	USD	306	3,498	284	4,203	4,690	8,419	21,400
Pay	USD	(189)	(260)	(73)	(277)	(54)	—	(853)
Receive	UDI	52	52	52	52	52	664	924
Pay	UDI	—	—	—	—	—	—	—

TOTAL		174	132	12	267	191	322	1,098

Millions of euros		2012	2013	2014	2015	2016	Subsequent years	Total
Forwards
Receive	ARS	26	—	—	—	—	—	26
Pay	ARS	(197)	—	—	—	—	—	(197)
Receive	BRL	—	—	—	—	—	—	—
Pay	BRL	(192)	—	—	—	—	—	(192)
Receive	CLP	185	—	—	—	—	—	185
Pay	CLP	(91)	—	—	—	—	—	(91)
Receive	COP	18	—	—	—	—	—	18
Pay	COP	(190)	—	—	—	—	—	(190)
Receive	CZK	5	—	—	—	—	—	5
Pay	CZK	(604)	—	—	—	—	—	(604)
Receive	EUR	3,661	—	—	—	—	—	3,661
Pay	EUR	(3,350)	(19)	—	—	—	—	(3,369)
Receive	GBP	2,530	—	—	—	—	—	2,530
Pay	GBP	(994)	—	—	—	—	—	(994)
Receive	MXN	4	—	—	—	—	—	4
Pay	MXN	(597)	—	—	—	—	—	(597)
Receive	PEN	2	—	—	—	—	—	2
Pay	PEN	(93)	—	—	—	—	—	(93)
Receive	UFC	20	—	—	—	—	—	20
Pay	UFC	(20)	—	—	—	—	—	(20)
Receive	USD	1,682	22	—	—	—	—	1,704
Pay	USD	(1,792)	—	—	—	—	—	(1,792)

TOTAL		13	3	—	—	—	—	16

Telefónica, S.A.    149

2012 Consolidated Financial Statements

Appendix IV: Interest-bearing debt

The main financing transactions included under this heading outstanding at December 31, 2012 and 2011 and their nominal amounts are as follows:

			Outstanding principal balance (millions of euros)
Descriptive name summary	Contractual limit amount (millions)	Currency	12/31/12	12/31/11	Arrangement date	Maturity date
Telefónica, S.A
Syndicated loan**	700	EUR	700	700	04/21/2006	04/21/2017
ECAS structured facility **	351	USD	266	259	02/12/2010	11/30/2019
Syndicated loan Tranche A1	1,000	EUR	1,000	1,000	07/28/2010	07/28/2013
Syndicated loan Tranche A2	2,000	EUR	2,000	2,000	07/28/2010	07/28/2014
Syndicated loan Tranche A3	2,000	EUR	2,000	2,000	07/28/2010	07/28/2016
Syndicated loan Tranche B	3,000	EUR	3,000	3,000	07/28/2010	07/28/2015
ECAS structured facility **	370	USD	135	—	05/03/2011	07/30/2021
Bilateral loan	200	EUR	200	—	02/27/2012	02/27/2015
Syndicated loan Tranche D2 *	923	EUR	923	—	03/02/2012	12/14/2015
Telefónica Finanzas, S.A.
EIB—HSLA financing (B) **	203	USD	154	196	03/31/2003	09/15/2016
EIB—RDI financing	100	EUR	100	100	12/01/2006	01/31/2015
EIB—Mobile financing	375	EUR	375	375	12/03/2007	01/30/2015
Telefónica Europe, B.V.
Syndicated loan Tranche D	—	GBP	—	2,502	12/14/2006	12/14/2012
Syndicated loan Tranche E	2,100	GBP	123	463	12/14/2006	12/13/2013
Bilateral loan	15,000	JPY	132	150	08/16/2007	07/27/2037
Syndicated loan Tranche D1 *	801	EUR	801	—	03/02/2012	12/14/2015
Syndicated loan Tranche E1	756	EUR	—	—	03/02/2012	03/02/2017
Syndicated loan Tranche E2 ***	1,469	GBP	—	—	03/02/2012	03/02/2017
Vendor Financing **	375	USD	284	—	01/05/2012	01/31/2022
Vendor Financing **	1,200	USD	—	—	08/28/2012	10/31/2023
Other instrumental companies
Bilateral loan	160	EUR	160	160	12/22/2010	12/22/2015
Atento syndicated loan	—	EUR	—	228	03/29/2011	03/29/2015
Chile
Syndicated loan	150	USD	114	116	06/09/2008	05/13/2013
Brazil
EIB financing **	365	USD	277	282	10/31/2007	03/02/2015
BNDES C2 bilateral loan **	562	BRL	208	337	08/09/2007	08/15/2014
BNDES bilateral loan **	983	BRL	365	573	10/23/2007	05/15/2015
FNE C2 bilateral loan **	259	BRL	96	105	10/30/2008	09/30/2016
BNDES C3 bilateral loan **	3,031	BRL	668	414	09/20/2011	07/15/2019
Law 4131 bilateral loan	150	USD	114	116	10/31/2011	10/25/2013
Colombia
Syndicated loan	—	USD	—	211	12/20/2007	05/15/2012
Bilateral loan	318,475	COP	137	—	09/27/2012	09/27/2019
Bilateral loan	600,000	COP	257	—	09/28/2012	09/28/2019
Bilateral loan	310,000	COP	—	123	12/28/2009	09/28/2012
Czech Republic
Bilateral loan	115	EUR	—	115	07/30/1997	07/30/2012
Syndicated	3,000	CZK	119	—	09/27/2012	09/27/2016

*	Facility signed in GBP redenominated into EUR on 12/14/12 and available from 12/14/12
**	Facilities with amortization schedule
***	Available from 12/13/13

Telefónica, S.A.    150

2012 Consolidated Financial Statements

Appendix V: Main companies comprising the Telefónica Group

The table below lists the main companies comprising the Telefónica Group at December 31, 2012 and the main investments consolidated using the equity method.

Included for each company are the company name, corporate purpose, country, functional currency, share capital (in million of functional currency units), the Telefónica Group’s effective shareholding and the company or companies through which the Group holds a stake.

Name and corporate purpose	Country	Currency	Capital	% Telefónica Group	Holding company
Parent company:
Telefónica, S.A.	Spain	EUR	4,551
Telefónica Latinoamérica
Telefónica Internacional, S.A.U.
Investment in the telecommunications industry abroad	Spain	EUR	2,839	100%	Telefónica, S.A. (100%)
Telefonica International Holding, B.V.
Holding company	Netherlands	EUR	—	100%	Telefónica Internacional, S.A.U. (100%)
Telefónica Latinoamérica Holding, S.L.					Telefónica, S.A. (94.59%)
Holding company	Spain	EUR	185	100%	Telefónica Internacional, S.A.U. (5.41%)
Telefónica América, S.A.					Telefónica, S.A. (50.00%)
Holding company	Spain	EUR	—	100%	Telefónica Internacional, S.A.U. (50.00%)
Latin American Cellular Holdings, B.V.
Holding company	Netherlands	EUR	—	100%	Telefónica Latinoamérica Holding, S.L. (100%)
Telefónica Datacorp, S.A.U.
Holding company	Spain	EUR	700	100%	Telefónica, S.A. (100%)
					Telefónica Internacional, S.A.U. (29.44%)
					Telefónica, S.A. (24.73%)
Telefónica Brasil, S.A.					Sao Paulo Telecomunicaçoes Participaçoes, Ltda. (19.73%)
Wireline telephony operator in Sao Paulo	Brazil	BRL	37,798	73.96%	Telefónica Chile, S.A. (0.06%)
Vivo, S.A.
Wireless services operator	Brazil	BRL	7,051	73.96%	Telefónica Brasil, S.A. (100%)
					Telefónica Holding de Argentina, S.A. (47.22%)
Compañía Internacional de Telecomunicaciones, S.A.					Telefónica Móviles Argentina Holding, S.A. (42.77%)
Holding company	Argentina	ARS	562	100%	Telefónica International Holding, B.V. (10.01%)
					Compañía Internacional de Telecomunicaciones, S.A. (51.49%)
					Telefónica Móviles Argentina, S.A. (29.56%)
					Telefónica Internacional, S.A. (16.20%)
Telefónica de Argentina, S.A.					Telefónica, S.A. (1.80%)
Telecommunications service provider	Argentina	ARS	624	100%	Telefónica International Holding, B.V.(0.95%)
Telefónica Móviles Argentina Holding, S.A.					Telefónica, S.A. (75%)
Holding company	Argentina	ARS	1,198	100%	Telefónica Internacional, S.A.U. (25%)

Telefónica, S.A.    151

2012 Consolidated Financial Statements

Name and corporate purpose	Country	Currency	Capital	% Telefónica Group	Holding company
					Latin America Cellular Holdings, B.V. (97.04%)
Telefónica Venezolana, C.A.					Comtel Comunicaciones Telefónicas, S.A. (2.87%)
Wireless communications operator	Venezuela	VEF	1,762	100%	Telefónica, S.A. (0.09%)
Telefónica Móviles Chile, S.A.
Wireless communications services operator	Chile	CLP	589,404	99.99%	TEM Inversiones Chile Ltda. (99.99%)
Telefónica Chile, S.A.					Inversiones Telefónica Internacional Holding Ltda. (53.00%)
Local and international long distance telephony services provider	Chile	CLP	578,078	97.89%	Telefónica Internacional de Chile, S.A. (44.89%)
Telefónica del Perú, S.A.A.					Telefónica Latinoamérica Holding, S.L. (50.18%)
Local, domestic and international long distance telephone service provider	Peru	PEN	2,962	98.49%	Latin American Cellular Holdings, B.V. (48.31%)
Telefónica Móviles Perú, S.A.C.
Wireless communications services provider	Peru	PEN	625	98.49%	Telefónica del Perú, S.A.A. (99.99%)
Colombia Telecomunicaciones, S.A. ESP					Telefónica Internacional, S.A.U. (32.54%) Olympic, Ltda. (18.94%)
Communications services operator	Colombia	COP	1,454,871	70%	Telefónica, S.A. (18.51%)
Telefónica Móviles México, S.A. de C.V. (MÉXICO)
Holding company	Mexico	MXN	52,120	100%	Telefónica, S.A. (100%)
Pegaso Comunicaciones y Sistemas, S.A. de C.V.
Wireless telephone and communications services	Mexico	MXN	27,173	100%	Telefónica Móviles México, S.A. de C.V. (100%)
Telefónica Móviles del Uruguay, S.A.					Latin America Cellular Holdings, B.V. (68.00%)
Wireless communications and services operator	Uruguay	UYU	350	100%	Telefónica, S.A. (32.00%)
Telefónica Larga Distancia de Puerto Rico, Inc.
Telecommunications service operator	Puerto Rico	USD	113	100%	Telefónica Internacional Holding, B.V. (100%)
Telefónica Móviles Panamá, S.A.					Telefónica, S.A. (56.30%)
Wireless telephony services	Panama	USD	24	100%	Panamá Cellular Holdings, B.V. (43.70%)
Telefónica Móviles El Salvador, S.A. de C.V.
Provision of wireless and international long distance communications services	El Salvador	USD	187	99.18%	Telefónica El Salvador Holding, S.A. de C.V. (99.18%)
					TCG Holdings, S.A. (65.99%)
					Telefónica, S.A. (13.61%)
Telefónica Móviles Guatemala, S.A.					Guatemala Cellular Holdings, B.V. (13.13%)
Wireless, wireline and radio paging communications services provider	Guatemala	GTQ	2,701	100%	Panamá Cellular Holdings, B.V. (7.27%)
Telefonía Celular de Nicaragua, S.A.
Wireless telephony services	Nicaragua	NIO	247	100%	Latin America Cellular Holdings, B.V. (100%)
Otecel, S.A.
Wireless communications services provider	Ecuador	USD	183	100%	Ecuador Cellular Holdings, B.V. (100%)
Telefónica de Costa Rica TC, S.A.
Wireless communications	Costa Rica	CRC	139,455	100%	Telefónica, S.A. (100%)
Telefónica Holding Atticus, B.V.
Holding company	Netherlands	EUR	—	100%	Telefónica Internacional, S.A.U. (100%)
Telefónica Europe

Telefónica, S.A.    152

2012 Consolidated Financial Statements

Name and corporate purpose	Country	Currency	Capital	% Telefónica Group	Holding company
Telefónica Europe plc
Holding company	UK	GBP	39	100%	Telefónica, S.A. (100%)
MmO2 plc
Holding company	UK	GBP	9	99.99%	Telefónica Europe plc (99.99%)
O2 Holdings Ltd.
Holding company	UK	GBP	12	100%	MmO2 plc (100%)
Telefónica UK Ltd.					O2 Networks Ltd. (80.00%)
Wireless communications services operator	UK	GBP	17	100%	O2 Cedar Ltd. (20.00%)
Tesco Mobile Ltd. (*)
Wireless telephony services	UK	GBP	—	50.00%	O2 Communication Ltd. (50.00%)
Telefónica O2 Ireland Limited					O2 (Netherlands) Holdings, B.V. (97.06%)
Wireless communications services operator	Ireland	EUR	98	100%	Kilmaine Ltd (2.94%)
O2 (Europe) Ltd.
Holding company	UK	EUR	1,239	100%	Telefónica, S.A. (100%)
Telefónica Deutschland Holding A.G.
Holding company	Germany	EUR	1,117	76.83%	Telefónica Germany Holdings Limited (76.83%)
Telefónica Germany GmbH & Co. OHG					Telefonica Deutschland Holding A.G (76.82%)
Wireless communications services operator	Germany	EUR	51	76.83%	Telefónica O2 Germany Management GmbH (0.01%)
Telefónica de España, S.A.U.
Telecommunications service provider	Spain	EUR	1,024	100%	Telefónica, S.A. (100%)
Telefónica Móviles España, S.A.U.
Wireless communications services provider	Spain	EUR	423	100%	Telefónica, S.A. (100%)
Acens Technologies, S.L.
Holding, housing and telecommunications solutions service provider	Spain	EUR	23	100%	Telefónica de España, S.A.U. (100%)
Telefónica Soluciones Sectoriales, S.A.U.
Consulting services for ICT companies	Spain	EUR	14	100%	Telefónica de España, S.A.U. (100%)
Teleinformática y Comunicaciones, S.A.U. (TELYCO)
Promotion, marketing and distribution of telephone and telematic equipment and services	Spain	EUR	8	100%	Telefónica de España, S.A.U. (100%)
Telefónica Serv. de Informática y Com. de España, S.A.U.
Telecommunications systems, networks and infrastructure engineering	Spain	EUR	5	100%	Telefónica de España, S.A.U. (100%)
Telefónica Cable, S.A.U.
Cable telecommunication services provider	Spain	EUR	3	100%	Telefónica de España, S.A.U. (100%)
Iberbanda, S.A.
Broadband telecommunications operator	Spain	EUR	2	100%	Telefónica de España, S.A.U. (100%)
Telefónica Telecomunicaciones Públicas, S.A.U.
Installation of public telephones	Spain	EUR	1	100%	Telefónica de España, S.A.U. (100%)
Telefónica Soluciones de Outsourcing, S.A.
Promotion and networks management	Spain	EUR	1	100%	Telefónica Soluc. de Informática y Com. de España, S.A.U. (100%)
Telefónica Czech Republic, a.s.
Telecommunications service provider	Slovakia Republic	CZK	28,022	69.41%	Telefónica, S.A. (69.41%)
Telefónica Slovakia, s.r.o.
Wireless telephony, internet and data transmission services	Czech Republic	EUR	240	69.41%	Telefónica Czech Republic, a.s. (100%)

Telefónica, S.A.    153

2012 Consolidated Financial Statements

Name and corporate purpose	Country	Currency	Capital	% Telefónica Group	Holding company
Other Companies
Telefónica International Wholesale Services II, S.L.
International services provider	Spain	EUR	—	100%	Telefónica, S.A. (100%)
Telefónica International Wholesale Services, S.L.					Telefónica, S.A. (92.51%)
International services provider	Spain	EUR	230	100%	Telefónica Datacorp, S.A.U. (7.49%)
Telefónica International Wholesale Services America, S.A.					Telefónica, S.A. (74.36%)
Provision of high bandwidth communications services	Uruguay	USD	591	100%	Telefónica International Wholesale Services, S.L. (25.64%)
Telefónica International Wholesale Services USA, Inc.
Provision of high bandwidth communications services	US	USD	58	100%	T. International Wholesale Services America, S.A. (100%)
Telefónica Digital España, S.L.
Holding company	Spain	EUR	9	100%	Telefónica, S.A. (100%)
Jajah Inc.
IP telephony platform	US	USD	—	100%	Telefónica Europe plc (100%)
Tuenti Technologies, S.L.
Private social platform	Spain	EUR	—	91.38%	Telefónica Móviles España, S.A.U. (91.38%)
Wayra Investigacion y Desarrollo, S.L.
Talent identification and development in ICT.	Spain	EUR	1	100%	Telefónica Digital Holdings, S.L. (100%)
Wayra Chile Tecnología e Innovación Limitada					Wayra Investigacion y Desarrollo, S.L. (99.99%)
Fund Manager in Holding Companies	Chile	CLP	20,028	100%	Inversiones Telefónica Móviles Holding Ltda. (0.01%)
Wayra Brasil Aceleradora de Projetos Ltda.
Fund manager in holding companies	Brazil	BRL	5	100%	Sao Paulo Telecomunicaçoes Participaçoes, Ltda. (100.00%)
WY Telecom, S.A. de C.V.					Wayra Investigacion y Desarrollo, S.L. (99.99%)
Talent identification and development in ICT.	Mexico	MXN	24	100%	Telefónica Digital Holdings, S.L. (0.01%)
Wayra Argentina, S.A.					Telefónica Móviles Argentina, S.A. (90%)
Talent identification and development in ICT.	Argentina	ARS	15	100%	Telefónica Móviles Argentina Holding, B.V. (10%)
Wayra Colombia, S.A.S.
Technological innovation-based business project development	Colombia	COP	239	100%	Wayra Investigacion y Desarrollo, S.L. (100%)
Proyecto Wayra, C.A.
Commercial, industrial and mercantile activities	Venezuela	VEF	11	100%	Telefónica Venezolana, C.A. (100%)
Wayra Perú Aceleradora de Proyectos, S.A.C.
Technological innovation-based business project development	Peru	PEN	5	99.99%	Wayra Investigacion y Desarrollo, S.L. (99.99%)
Terra Networks Brasil, S.A.
ISP and portal	Brazil	BRL	1,046	100%	Sao Paulo Telecomunicaçoes Participaçoes, Ltda. (100%)
Terra Networks México, S.A. de C.V.
ISP, portal and real-time financial information services	Mexico	MXN	837	99.99%	Terra Networks Mexico Holding, S.A. de C.V. (99.99%)
Terra Networks Perú, S.A.
ISP and portal	Peru	PEN	10	99.99%	Telefónica Internacional, S.A.U. (99.99%)

Telefónica, S.A.    154

2012 Consolidated Financial Statements

Name and corporate purpose	Country	Currency	Capital	% Telefónica Group	Holding company
Terra Networks Argentina, S.A.					Telefónica Internacional, S.A.U. (99.99%)
ISP and portal	Argentina	ARS	7	100%	Telefonica International Holding, B.V. (0.01%)
Terra Networks Guatemala, S.A.
ISP and portal	Guatemala	GTQ	154	99.99%	Telefónica Internacional, S.A.U. (99.99%)
Telfisa Global, B.V.
Integrated cash management, consulting and financial support for Group companies	Netherlands	EUR	703	100%	Telefónica, S.A. (100%)
Telefónica Global Activities Holding, B.V.
Holding company	Netherlands	EUR	—	100%	Telfisa Global, B.V. (100%)
Telefónica Global Services, GmbH
Purchasing services	Germany	EUR	—	100%	Telefónica Global Activities Holding, B.V. (100%)
Telefónica Global Roaming, GmbH
Optimization of network traffic	Germany	EUR	—	100%	Telefónica Global Services, GmbH (100%)
Telefónica Compras Electrónicas, S.L.
Development and provision of information society services	Spain	EUR	—	100%	Telefónica Global Services, GmbH (100%)
Telefónica de Contenidos, S.A.U.
Organization and operation of multimedia service-related business	Spain	EUR	1,865	100%	Telefónica, S.A. (100%)
Televisión Federal S.A.- TELEFE					Atlántida Comunicaciones S.A. (79.02%)
Provision and operation TV and radio broadcasting -services	Argentina	ARS	135	100%	Enfisur S.A. (20.98%)
Atlántida Comunicaciones, S.A.					Telefonica Media Argentina S.A. (93.02%)
Media	Argentina	ARS	22	100%	Telefónica Holding de Argentina, S.A. (6.98%)
Telefónica Servicios Audiovisuales, S.A.U.
Provision of all type of audiovisual telecommunications services	Spain	EUR	6	100%	Telefónica de Contenidos, S.A.U. (100%)
Telefónica On The Spot Services, S.A.U.
Provision of telemarketing services	Spain	EUR	1	100%	Telefónica de Contenidos, S.A.U. (100%)
Telefónica Broadcast Services, S.L.U.
DSNG – based transmission and operation services	Spain	EUR	—	100%	Telefónica Servicios Audiovisuales, S.A.U. (100%)
Telefónica Learning Services, S.L.
Vertical e-learning portal	Spain	EUR	1	100%	Telefónica Digital España, S.L. (100%)
Atento Inversiones y Teleservicios, S.A.U.
Holding company	Spain	EUR	24	100%	Telefónica, S.A. (100%)
Atento Venezuela, S.A.
Provision of call-center services	Venezuela	VEF	70	100%	Atento Inversiones y Teleservicios, S.A.U. (100%)
Telfin Ireland Ltd.
Intragroup financing	Ireland	EUR	—	100%	Telefónica, S.A. (100%)
Telefónica Ingeniería de Seguridad, S.A.U.
Security services and systems	Spain	EUR	7	100%	Telefónica, S.A. (100%)
Telefónica Engenharia de Segurança do Brasil, Ltda.
Security services and systems	Brazil	BRL	35	99.99%	Telefónica Ingeniería de Seguridad, S.A. (99.99%)
Telefónica Capital, S.A.U.
Finance company	Spain	EUR	7	100%	Telefónica, S.A. (100%)

Telefónica, S.A.    155

2012 Consolidated Financial Statements

Name and corporate purpose	Country	Currency	Capital	% Telefónica Group	Holding company
Lotca Servicios Integrales, S.L.
Aircraft ownership and operation	Spain	EUR	17	100%	Telefónica, S.A. (100%)
Fonditel Pensiones, Entidad Gestora de Fondos de Pensiones, S.A.
Administration of pension funds	Spain	EUR	16	70.00%	Telefónica Capital, S.A. (70.00%)
Fonditel Gestión, Soc. Gestora de Instituciones de Inversión Colectiva, S.A.
Administration and representation of collective investment schemes	Spain	EUR	2	100%	Telefónica Capital, S.A. (100%)
Telefónica Investigación y Desarrollo, S.A.U.
Telecommunications research activities and projects	Spain	EUR	6	100%	Telefónica, S.A. (100%)
Telefónica Investigación y Desarrollo de México, S.A. de C.V.
Telecommunications research activities and projects	Mexico	MXN	—	100%	Telefónica Investigación y Desarrollo, S.A. (100%)
Telefónica Luxembourg Holding, S.à.r.L.
Holding company	Luxembourg	EUR	3	100%	Telefónica, S.A. (100%)
Casiopea Reaseguradora, S.A.
Reinsurance	Luxembourg	EUR	4	100%	Telefónica Luxembourg Holding, S.à.r.L. (100%)
Telefónica Insurance, S.A.
Direct insurance transactions	Luxembourg	EUR	7	100%	Telefónica Luxembourg Holding, S.à.r.L. (100%)
Seguros de Vida y Pensiones Antares, S.A.
Life insurance, pensions and health insurance	Spain	EUR	51	100%	Telefónica, S.A. (100%)
Telefónica Finanzas, S.A.U. (TELFISA)
Integrated cash management, consulting and financial support for Group companies	Spain	EUR	3	100%	Telefónica, S.A. (100%)
Pléyade Peninsular, Correduría de Seguros y Reaseguros del Grupo Telefónica, S.A.					Telefónica Finanzas, S.A.U. (TELFISA) (83.33%)
Distribution, promotion or preparation of insurance contracts	Spain	EUR	—	100%	Telefónica, S.A. (16.67%)
Fisatel Mexico, S.A. de C.V.
Integrated cash management, consulting and financial support for Group companies	Mexico	MXN	5	100%	Telefónica, S.A. (100%)
Telefónica Europe, B.V.
Fund raising in capital markets	Netherlands	EUR	—	100%	Telefónica, S.A. (100%)
Telefónica Finance USA, L.L.C.
Financial intermediation	US	EUR	59	0.01%	Telefónica Europe, B.V. (100%)
Telefónica Emisiones, S.A.U.
Financial debt instrument issuer	Spain	EUR	—	100%	Telefónica, S.A. (100%)
Telefónica Global Technology, S.A.U.
Global management and operation of IT systems	Spain	EUR	13	100%	Telefónica, S.A. (100%)
Telefónica Móviles Soluciones y Aplicaciones, S.A.
IT and communications services provider	Chile	CLP	7,801	100%	Telefónica S.A. (100%)
Aliança Atlântica Holding B.V.					Telefónica, S.A. (50.00%)
Holding company	Netherlands	EUR	40	93.99%	Telefónica Brasil, S.A. (43.99%)
Telefónica Gestión de Servicios Compartidos España, S.A.
Management and administrative services rendered	Spain	EUR	8	100%	Telefónica, S.A. (100%)
Telefónica Gestión de Servicios Compartidos Argentina, S.A.					Telefónica Gestión de Servicios Compartidos España, S.A. (95.00%)
Management and administrative services rendered	Argentina	ARS	—	99.99%	Telefónica, S.A. (4.99%)
Telefónica Gestión de Servicios Compartidos de Chile, S.A.
Management and administrative services rendered	Chile	CLP	1,019	97.89%	Telefónica Chile, S.A (97.89%)

Telefónica, S.A.    156

2012 Consolidated Financial Statements

Name and corporate purpose	Country	Currency	Capital	% Telefónica Group	Holding company
Telefónica Gestión de Servicios Compartidos Perú, S.A.C.					T. Gestión de Servicios Compartidos España, S.A. (99.48%)
Management and administrative services rendered	Peru	PEN	1	100%	Telefónica del Perú, S.A.A. (0.52%)
Telefónica Transportes e Logística Ltda.
Logístics services rendered	Brazil	BRL	—	99.33%	Telefónica Gestión de Servicios Compartidos España, S.A. (99.33%)
Telefonica Serviços Empresariais do BRASIL, Ltda.
Management and administrative services rendered	Brazil	BRL	12	99.99%	Telefónica Gestión de Servicios Compartidos España, S.A. (99.99%)
Telefónica Gestión de Servicios Compartidos México, S.A. de C.V.
Management and administrative services rendered	Mexico	MXN	50	100%	Telefónica Gestión de Servicios Compartidos España, S.A. (100%)
Telefónica Servicios Integrales de Distribución, S.A.U.
Distribution services provider	Spain	EUR	2	100%	Telefónica Gestión de Servicios Compartidos España, S.A. (100%)
TGestiona Logística, S.A.C.					Telefónica Gestión de Servicios Compartidos España, S.A. (99.4775%) Telefónica del Perú, S.A.A. (0.5160%)
Logistics	Peru	PEN	15	100%	Telefónica Gestión de Servicios Compartidos Perú, S.A.C. (0.0065%)
Telefónica Gestión Integral de Edificios y Servicios, S.L.
Management and administrative services rendered	Spain	EUR	—	100%	Taetel, S.L. (100%)
Tempotel, Empresa de Trabajo Temporal, S.A.
Temporary employment agency	Spain	EUR	—	100%	Taetel, S.L. (100%)
Companies accounted for using the equity method
Telefónica Factoring España, S.A.
Factoring services provider	Spain	EUR	5	50.00%	Telefónica, S.A. (50.00%)
Telefónica Factoring Do Brasil, Ltd.					Telefónica, S.A. (40.00%)
Factoring services provider	Brazil	BRL	5	50.00%	Telefónica Factoring España, S.A. (10.00%)
Telefónica Factoring Mexico, S.A. de C.V. SOFOM ENR					Telefónica, S.A. (40.5%)
Factoring services provider	Mexico	MXN	33	50.00%	Telefónica Factoring España, S.A. (9.50%)
Telefónica Factoring Perú, S.A.C.					Telefónica, S.A. (40.5%)
Factoring services provider	Peru	PEN	6	50.00%	Telefónica Factoring España, S.A. (9.50%)
Telefónica Factoring Colombia, S.A.					Telefónica, S.A. (40,5%)
Factoring services provider	Colombia	COP	4,000	50.00%	Telefónica Factoring España, S.A. (9.50%)
Telco, S.p.A.
Holding company	Italy	EUR	1,785	46.18%	Telefónica, S.A. (46.18%)
DTS Distribuidora de Televisión Digital, S.A.
Broadcasting, satellite TV signal transmission and linkage services	Spain	EUR	126	22.00%	Telefónica de Contenidos, S.A.U. (22%)
China Unicom (Hong Kong) Ltd. Telecommunications service operator	China	RMB	2,311	5.01%	Telefónica Internacional, S.A.U. (5.01%)

(*)	Consolidated by using proportionate consolidation method

Through these consolidated financial statements, Telefónica (Germany) GmbH & Co.OHG, complies with the provisions of Art.264b HGB [“Handelsgesetzbuch”: Germany code of commerce], and is exempt in accordance with the stipulations of Art.264b HGB.

Telefónica, S.A.    157

2012 Consolidated Financial Statements

Appendix VI: Key regulatory issues and concessions and licenses held by the Telefónica Group

Regulations

As a telecommunications operator, the Telefónica Group is subject to sector-specific telecommunications regulations, general competition law and a variety of other regulations, which can have a direct and material effect on the Group’s business areas, particularly in regions that favor more exclusive regulatory intervention. The extent to which telecommunications regulations apply to the Telefónica Group depends largely on the nature of our activities in a particular country, with traditional fixed telephony services usually subject to more extensive regulations.

In order to operate its networks, the Telefónica Group must obtain general authorizations, concessions and/or licenses from the pertinent authorities in each country in which the Group operates (hereinafter referred to as the national regulatory authority, NRAs). The Group is also required to obtain radio frequency licenses for its mobile operations. The duration of any particular license or spectrum right depends on the legal framework in place in the relevant country.

The following section describes the regulatory frameworks and the latest legislative developments in the regions and countries in which the Group has significant interests. Many of the regulatory developments described herein involve ongoing proceedings or consideration of potential legislation that have not reached a conclusion. Accordingly, it is difficult to accurately quantify the effect on the Group’s operations of these developments in such instances.

Electronic Communication Regulation in the European Union

The European Union’s legal framework for electronic communications services was developed during many years with the aim of promoting competition and improving the harmonized functioning of the European market for telecommunications networks and services. The European Union’s legal framework was last modified in 2009, in response to market and technological and changes in the industry.

Rules promulgated pursuant to the European Union’s Legal framework define user’s rights and focus on access to networks, interconnection, privacy, data security, and protection and preservation of universal access, among other things. Recent EU measures have supplemented the EU framework with regulations focused on international roaming, spectrum, and call termination rates for fixed and mobile networks.

European Union Member States are generally required to incorporate EU legislation into their national law regimes and consider European legislation when applying their national laws. In each Member State a national regulatory authority, or NRAs, is responsible for enforcing national telecommunications laws incorporating the EU framework. NRAs generally have significant power under their relevant telecommunication acts, including the authority to impose network access and interconnections obligations, and to approve or review new charges and conditions of wholesale and retail services of providers with “significant market power” or SMP. In general, an operator is considered to have SMP if its share of a particular market exceeds 40%. NRAs are also entrusted with duties on spectrum assignments and frequencies supervision, and to impose universal service obligations.

NRAs are subject to the supervision of the European Commission, which formally and informally influences their decisions in order to ensure harmonized application of the EU framework throughout the European Union. In particular, the European Commission has identified certain markets that are susceptible of ex-ante regulation. These markets have to be analyzed by ANRs in order to see whether there are participants with SMP. In these instances, NRAs are instructed to impose at least one obligation relating to price control, transparency, non-discrimination, accounting separation or access obligations on market participants. Along with these general requirements, the Commission has adopted specific recommendations on certain markets, such as next-generation fixed networks or call termination on fixed and mobile networks. Companies may challenge the decisions of their national regulatory authorities before their domestic courts. Such legal proceedings may led to a decision by the European Court of Justice or ECJ, which is the ultimate authority on the correct application of EU legislation.

Telefónica, S.A.    158

2012 Consolidated Financial Statements

EU competition law

The European Union’s competition rules have the force of law in all EU Member States and are, therefore applicable to the Telefónica Group’s operations in those countries.

The Treaty of Rome, which officially established the European Economic Community, prohibits “concerted practices” and all agreements for undertakings that may affect trade between Member States and which restrict or are intended to restrict, competition within the internal market. The treaty also prohibits any abuse of a dominant competitive position within the common market of the EU, or any substantial part of it, that may affect trade between Member States.

The EU Merger Regulation requires that all mergers, acquisitions, and joint ventures involving participants meeting certain turnover thresholds be submitted to the EU Commission for review, rather than to the national competition authorities. Under the amended EU Merger Regulation, market concentrations will be prohibited if they significantly impede effective competition in the EU common market. The European Commission and the office of the European Competition Commissioner are granted the authority to apply the EU competition framework.

Similar competition rules are set forth in each EU Member State, with the corresponding national competition authorities overseeing compliance with these regulations. All the European countries in which the Telefónica Group operates and referred to below are Member States of the European Union.

Recent developments

The regulatory debate in the European Union has continued to focus on the roll-out of ultra-high speed networks, roaming and net neutrality, issues particularly important for the development of the European telecommunications market and Information Society.

During 2012, the Commission continued a debate about the costs and prices of current fixed copper networks and future fibre networks. The Commission is looking for ways to promote fibre investment and is asking for views about the best approach for setting the prices of current and future wholesale services in order to facilitate fibre investments.

On July 12, 2012, Commissioner Kroes released a policy statement on a regulation package intended to create a more stable fibre investment environment in Europe to be applicable at least until 2020. It will provide more pricing flexibility for fibre pricing at retail and wholesale (by departing from the cost-orientation pricing) at the expense of more strict measures on the replicability of fibre based access services. In addition, the idea of forcing copper prices down in order to foster fibre investment has been definitively discarded and the Commission is now bound to ensure copper price stability (around 9€ on average for ULL). Details need now to be developed and materialised in a Commission Recommendation on Non-discrimination and on Costing methodologies. It is expected to be ready by mid-2013. Additionally the Commissioner announced that she will be proposing legislative measures to reduce the cost of NGA roll-outs including sharing of ducts from utilities and smother permitting processes this year.

On July 2012, the Commission launched a new public consultation on Net Neutrality, focusing on transparent offers to end users, traffic management and privacy. The Commission will also release a Recommendation on Net Neutrality during 2013. The Recommendation is expected to focus mainly on transparency issues of retail broadband offers. The intention is that users are well informed about the traffic management practices of operators, so they can take this information into account when they choose their fixed or mobile broadband offer. On June 2012, the Comission approved the International Roaming Regulation (Roaming III), which replaces previous reguylations Roaming (Roaming I and II).

This new Regulation contains, for the first time, structural measures to impulse competition in the market for international roaming, so that, from July 1, 2014, customers could, if they wish, sign a roaming agreement with another operator apart from their domestic mobile services without changing the phone number, terminal or SIM card to change countries. The proposal also would entitle mobile operators to use other operators’ networks in other Member States at regulated wholesale prices, thereby encouraging more operators to compete on the roaming market.

To cover the period until such structural measures are fully effective and competition pushes prices down, the proposal gradually reduces the limits of retail and wholesale prices for voice, text (SMS) and data. Price cuts have to implemented by operators on July 1st, 2012, 2013 and 2014

Telefónica, S.A.    159

2012 Consolidated Financial Statements

The retail prices set by the Regulation are as follows:

	Previous	July 1, 2012	July 1, 2013	July 1, 2014
Data (€cent/MB)	Not regulated	70	45	20
Voice—calls made (€cent/min)	35	29	24	19
Voice—calls received (€cent/min)	11	8	7	5
SMS (€cent/text)	11	9	8	6

The wholesale prices set by Regulation are as follows:

	Previous	July 1, 2012	July 1, 2013	July 1, 2014
Data (€cent/MB)	50	25	15	5
Voice (€cent/min)	18	14	10	5
SMS (€cent/text)	4	3	2	2

On September 2009, the Commission adopted Directive 114/2009, amending the GSM Directive 372/87, which authorizes the use of GSM band for the provision of mobile broadband services. On 14 February 2012 the European Parliament and the Council adopted Decision 243/2012/EU which settles a multiannual program policy spectrum for the following four years. The Radio Spectrum Policy Programme, amongst others, will identify 1200MHz spectrum for wireless data traffic, explore new approaches in spectrum licensing, identify long term spectrum needs and finally will look for additional harmonized bands for mobile broadband.

On May 2009, the Commission approved the Recommendation on the methodology for determining wholesale termination prices between fixed and mobile network operators, which is having its impact on the decisions of national regulators about the pricing of termination wholesale fixed and mobile networks.

Finally, in its Digital Agenda, the EU has set some objectives for broadband development: 100% of broadband coverage by 2013, increase of the speed up to 30 Mbps for all European citizens by 2020 and 50% of European households connected to 100Mbps by 2020.

Telefónica Europe

Spain

General regulatory framework

The legal framework for the regulation of the telecommunications sector in Spain is governed by the General Telecommunications Law (32/2003) and several Royal Decrees. The General Telecommunications Law, among other things, sets forth rules regarding the new system of notification for electronic communications services, establishes the terms by which operators interconnect their networks, defines the universal service provision regime and subjects providers with SMP in particular telecommunications markets to specific obligations.

This law has been modified by Royal Decree law 13/2012 of March 30, which transposes directives regarding the gas, and the electric interior markets, and regarding electronic communications. The Royal Decree adopts measures in order to correct deviations caused by the mismatch between revenues and expenses of the electric and gas sector.

Regulatory supervision

The Telecommunications Market Commission, or the CMT, is the NRA responsible for regulating the telecommunications and audiovisual service markets in Spain.

Market analysis

Pursuant to the EU framework, the CMT identifies those markets in which true competition could be hindered, and sets out specific obligations for those operators holding significant market power (SMP). The CMT has carried out market analyses to determine which operators hold SMP in specific markets. Some of the most prominent conclusions drawn from these analyses, and the corresponding legislative changes, are described below.

Telefónica, S.A.    160

2012 Consolidated Financial Statements

Fixed markets

Retail access to the fixed-location public telephone network, retail market for calls in a fixed location, and retail market for rental lines

In this market, the CMT had made a third round of market analysis, applying a final resolution dated on December 13, 2012, concluding that Telefónica de España has significant market power in retail access to fixed-location public telephone network services, for clients with an identification number not associated to a specific business plan, such as a reference market which can be regulated ex ante.

As an operator with SMP, Telefónica de España is subject to certain specific obligations and restrictions, in which we can include: operator selection (call to call and pre-selection); Telefónica cannot commercialize retail offers which could result in free competence risks; retail price transparence, with prior notification of 21 days, or the one which could delimit the methodology updates for the ex-ante analysis of Telefónica’s commercial offer, carried out every 6 months. It also delimits the capacity limits for doing promotions in the different combined services or packaging; accounting separation, and cost accounting regarding the access services to the RTPF. For the client services not included in this analysis, they maintain the obligations of the previous analysis, where it is pointed out the price limit of the monthly fee.

The offer presented and approved by the Ministry of Industry, Energy and Tourism, for the provision of an obligation (Universal Service), considered an update of the annual fee due to the CPI (consumer price index).

Wholesale fixed call origination market

On March 22, 2007, the CMT adopted new regulations concerning call origination on the wholesale fixed call origination market that oblige Telefónica de España to provide wholesale access to its fixed network to other operators, allowing competitors to use its networks to provide access and other associated services to their own customers.

In December 2008, the CMT concluded that Telefónica de España is an operator with SMP in this market and requested that Telefónica de España offer wholesale service to assist other operators in offering IP telephony services and provide transparent information of migration to Next Generation Networks, or NGN, centrals, which involves the provision of a wide range of information to competitors about network evolution.

Fixed call termination market on individual networks

As an operator with SMP in fixed call termination market on individual networks, Telefónica de España is required to submit an “Interconnection Reference Offer” (OIR) outlining the terms and conditions under which it will interconnect with other operators. In November 2010 the CMT approved a modification of the Telefónica OIR, reducing interconnection prices paid by alternative operators for call termination in Telefónica network.

Mobile market

Mobile voice call termination

On May 2012, Resolution MTZ 2011/2503 approved the definition and analysis of the markets for voice call termination on individual mobile networks, the designation of operators with significant market power and the imposition of specific obligations for these operators, and imposes notification to the European Commission and the Body of European Regulators for Electronic Communications (BEREC). The definitive measure maintains the target wholesale price at 0.109 euros/minute, in the delimit of the fixed glide path, which will be ready in July 2013, which represents a decrease of approximately 75% (from 0.04 euros/minute) in the wholesale prices of the three main mobile operators networks (Movistar, Vodafone and Orange), and down nearly 80% for Yoigo (from 0.0498 to 0.0109 euros/minute).

Telefónica, S.A.    161

2012 Consolidated Financial Statements

Wholesale (physical) to network infrastructure access

In January 2009, the CMT concluded that Telefónica de España is an operator with SMP in the wholesale (physical) network infrastructures access market, and imposed the following obligations on Telefónica de España: access to full and shared unbundled access to copper loops, sub-loops and ducts, cost oriented tariffs and accounting separation, transparency and non-discrimination obligations including an “Unbundling Reference Offer” and a “Ducts Reference Offer.” In February 2008, the CMT imposed similar obligations with respect to vertical access to buildings.

Wholesale broadband access

In January 2009, the CMT concluded that Telefónica de España has significant market power in the wholesale broadband access market and is therefore required to provide other operators with wholesale broadband access services up to 30 Mbps in copper and fiber infrastructures. The CMT also required Telefónica de España to publish a wholesale broadband access reference offer, provide cost-oriented rates and accounting separation, to avoid discrimination in network access, and to report broadband retail changes in services prior to offering them in the market.

On November 16, 2010, the CMT approved a new wholesale broadband offer (known as the new broadband Ethernet service or NEBA ) which will allow alternative operators to provide retail services to consumers more independently from Telefónica retail offers. Until the NEBA service is available, Telefónica will offer its FTTH retail services for resale through third parties.

Universal service obligations

The General Telecommunications Law aims to ensure that all Spanish citizens have access to certain basic telecommunications services, regardless of their geographic location, with a minimum quality level and at accessible prices.

Under the law, universal service is generally defined as a set of communication services satisfying reasonable quality and price threshold guaranteed to all end users, irrespective of their geographic location. Universal service aims to ensure that all citizens have access to a connection to the fixed line public network and network services, a telephone directory service, a sufficient number of public telephones and functional Internet access. Additional provisions included within the scope of a universal service obligation, or USO, ensure that users with disabilities and special social needs, including those with low incomes, have access to the services enjoyed by the majority of users.

In December 2008, following applications by three operators, Telefónica de España was awarded a tender for the provision of directory enquiry services for a period of three years and it has also been designated for the provision of the remaining universal service elements until a new tender process takes place. A new tender process took place during the third quarter of 2011. Telefónica de España, SAU was designated the operator responsible for the provision of the connection to the public electronic communications network, with the possibility of establishing broadband data connection with a descending speed no less than 1Mbit per second, and the provision of the public telephone service available from a fixed location and the operator responsible for the preparation and delivery of public telephone directories to the telephone subscribers. Telefónica Telecomunicaciones Públicas, SAU was designated as the operator responsible for the provision of a sufficient supply of public payphones .In December 2012, Telefónica de España has noted the Ministry of Industry, Energy and Tourism, its intention to update the annual fee due to the CPI (consumer price index).

Consumer protection

On December 9, 2006, Law 44/2006 regarding the protection of consumers and users was approved, which provides that users may only be charged for services actually used. Consequently, operators may only charge based on exact seconds of usage.

Data retention for law enforcement purposes

The 2006 Directive 2006/24/EC of the European Parliament and of the Council on the retention of data generated or processed in connection with the provision of publicly available electronic communications services or of public communications networks (“Data Retention Directive”) was incorporated into Spanish legislation on November 9, 2007. Electronic communications operators are obliged to ensure the retention of data on electronic communications for a period of twelve months. Additionally, Spain has implemented a register of pre-pay mobile customers in conjunction with these requirements.

Telefónica, S.A.    162

2012 Consolidated Financial Statements

Contribution to RTVE funding mechanism

In August 2009, the Radio and Television Corporation Finance Law “(Ley de Financiación de la Corporación de Radio y Television Española)” was approved establishing that: (i) telecommunication operators, which operate nationwide or at least in more than one region, have to make a fixed annual provision of 0. 9 % of the invoiced operating income of the year (excluding the revenues of the wholesale reference market), and, (ii) on the other hand, the concessionaire companies and providers of TV services which operate nationwide or at least in more than one region should make an annual contribution fixed as follows; (a) 3% on the gross revenue of the year for open concessionaire companies or TV services providers, and (b) 1.5% on the gross revenue of the year for concessionaire companies to provide pay TV services.

In Spain, self-settlement of the contributions made has been appealed by Telefónica España and Telefónica Móviles España as well as, the Royal Decree 1004/2010, which approves the Regulation developing the abovementioned law.

In the European level there are two ongoing processes as regards this issue. First, the European Commission (EC) questioned the Spanish Government the legality of this measure and requested its cancellation in the light with the European telecommunications regulatory framework. On September 13, 2011, the EC filed an appeal against the Kingdom of Spain before the European Court of Justice, for the infringement of the Directive 2002/20/CE. The appeal is pending resolution.

Secondly, the European Commission initiated a state aid investigation and concluded that such funding mechanism did not constitute illegal state aid. Against this decision, “Telefónica de España” and “Telefónica Móviles España,” filed an appeal before the European Court of Justice. This appeal is still pending resolution.

United Kingdom

General regulatory framework

The EU Regulatory Framework was implemented in the United Kingdom by the Communications Act in 2003. The Act designates the Office of Communications, or Ofcom, as the NRA responsible for the regulation of electronic communications networks and services. The Act was amended in 2011 following changes to the Common Regulatory Framework.

Market reviews

Following a market review, mobile termination rates for the four national mobile communications operators (Vodafone, Telefónica UK, Everything Everywhere and H3G) are subject to controls based on the pure long-run incremental cost (pure LRIC) approach. As from April 2013, these rates are reduced to cost level (0.69 ppm expressed in 2008/2009 prices, or around 0.85 ppm in nominal terms). These rates are currently set at 1.5 ppm.

Germany

General regulatory framework

The European Union legislative framework was implemented in Germany at the end of June 2004, by the Telecommunications Act (Telekommunikationsgesetz”). The national regulatory authority responsible for regulation of electronic communication networks and services is the Bundesnetzagentur, or BNetzA.

Following the adaptation of the 2009 EU Telecom Package, the Telecom Act was amended and entered into force in May 2012.

While most of the new regulation entered into force in May 2012, transition periods existed for some of them. Worth mentioning are the rules concerning the free-of-charge-waiting-loop and some of the rules concerning the change of the provider.

Telefónica, S.A.    163

2012 Consolidated Financial Statements

Market reviews

In August 2006, BNetzA completed its review of voice termination in individual mobile networks, concluding that, as an operator with SMP, Telefónica Germany was required to reduce the rates applied to other operators for call termination in Telefónica Germany’s network, from 1.24 euros/minute to 0.994 euros/minute. In 2007, Telefónica Germany was required to reduce further its termination rates, from 0.994 euros/minute to 0.880 euros/minute. Telefónica Germany has brought legal challenges against BNetzA’s 2006 and 2007 decision that Telefónica Germany has SMP and against the imposition of regulatory remedies. The Federal Administrative Court, as the highest level of appeal, confirmed all regulatory remedies meaning that the price controls stay in force for all mobile operators. All four German mobile telephone operators filed a constitutional compliant in order to challenge the decision regarding SMP. All other actions (regarding the amount of mobile telephone termination rates) are pending resolution of the Federal Constitutional Court. A new market analysis carried out by BNetzA in 2008 concluded that all mobile network operators have SMP, and maintained its position on regulatory measures in line with the 2006 decision. Telefónica Germany has also appealed against the 2008 decision, although the matter has been suspended until the Federal Constitutional Court issues its ruling. On March 31, 2009 (entry into force on April 1, 2009), BNetzA approved a mobile termination rate for Telefónica Germany of 0.714 euros/minute for a 20-month period (until November 30, 2010). Telefónica Germany challenged this decision and the claim has been suspended until the Federal Constitutional Court decision.

Subsequently, BNetzA developed its own cost model and imposed it on all four mobile telephone operators, as a basis for the calculation of significant market power in 2010. As from December 2010, BNetzA considerably reduced mobile termination rates: 0.0339 euros/minute for Telefónica Germany, 0.0336 euros/minute for Vodafone and Eplus, and 0.0338 euros/minute for T-Mobile. Telefónica Germany appealed this decision, and BNetzA issued its final ruling in February 2011, retroactive to December 1, 2010, confirming the provisional mobile termination rates. This regulation is in force until November 30, 2012. BNetzA based its calculation on its internally-developed cost model, which implements the European Commission’s recommendation on regulating fixed and mobile termination rates in the EU, and which is expected to be applied in the next assessment of mobile termination rates.

On November 16, 2012, BNetzA issued a preliminary decision on mobile termination rates for the period from December 1, 2012 to November 30, 2014. According to this resolution, these rates will decrease to 0.0185 euros/minute as of December 1, 2012 and to 0.0179 euros/minute as of 1 December, 2013. These termination rates apply to all mobile network operators (Deutsche Telekom, Vodafone D2, E-Plus and Telefónica Germany). Telefónica Germany challenged this preliminary decision on September 24, 2012. Focus will be on the bottom-up cost model and reference network operator (i.e., application of the EU recommendation adverse to German Telecommunications Act).

The European Commission has been notified of the preliminary decision. On December 19, 2012, Telefónica Germany filed a lawsuit against the decision, in an attempt to secure higher termination rates.

On November 30, 2012, BNetzA issued a preliminary resolution on Telekom’s fixed termination rates (FTRs), whereby local FTRs were reduced by approximately 20%. In view of the regulatory obligations, Telekom’s FTRs would also affect the FTRs for traffic exchanged with alternative network operators (ANO). The final decision is expected to be issued in the first or second quarter of 2013.

BNetzA also set the prices for local-loop unbundling (LLU) (10.08 euros instead of 10.20 euros, for 2009-2011) and for sub-loop unbundling (SLU) (7.17 euros instead of 7.21 euros), and will apply to the Commission for notification shortly.

As of April 2012, BNetzA prohibited Deutsche Telekom’s contingent model, under which the company intended to grant bit-stream access to its competitors, in respect of VDSL access on the basis of contingent accesses agreed. After Telekom Germany successfully eased BNetzA’s concerns, the regulator approved the contingent model in July 2012, and submitted the model to the European Union for consultation. These changes entail the ability to migrate accesses to alternative infrastructures, reduce minimum commitments, and attain greater monthly shares.

BNetzA expects that implementation of the contingent model will encourage distribution of high-range broadband accesses and serve as an incentive for rolling out new infrastructures (such as through co-extended operations).

Telefónica Germany and Deutsche Telecom entered into an agreement regarding the contingent model, in order to promote VDSL access.

Telefónica, S.A.    164

2012 Consolidated Financial Statements

Czech Republic

General regulatory framework

The EU Regulatory Framework was implemented in the Czech Republic in 2005 by the Electronic Communications Act. The revision of the EU Regulatory Framework was transposed into the Czech legislation as of January 2012. The NRA responsible for the regulation of electronic communications networks and services is the Český Telekomunikační Úřad (Czech Telecommunication Office or CTO). Governmental responsibility for the area of electronic communications lies with the Ministry of Industry and Trade.

Market reviews

Telefónica Czech Republic has been designated as an SMP entity in seven of the eight relevant markets:

Market 3: In December 2012, the European Commission expressed serious concerns regarding the proposed fixed termination rates, objecting to the high price. FTRs was proposed to drop from 0.34 Czech crowns/0.17 Czech crowns to 0.08 Czech crowns/0.04 Czech crows (transit peak/off peak) in mid 2013.

Market 4: In June 2012, the CTO published price controls decision that deceased monthly prices for full/shared access from the previous rates of 242 Czech crowns/41 Czech crowns to the current rates of 197 Czech crowns/39 Czech crowns. The CTO awarded a two-month grace period for adopting the new rates.

Market 5: In August 2012, the European Commission vetoed the Market 5 analysis, objecting to the geographical segmentation made in market definition phase.

Market 7: In July and December 2012, the CTO issued decisions reducing termination rates as shown below. The mobile termination rates adopted in December are based on the pure LRIC calculation model.

Effective date	7/15/12-12/31/12	1/1/13-6/30/13	From 7/1/13
CZK/min	0.55	0.41	0.27
0.00 EUR/min	2.2	1.64	1.08

Market 8: In 2012, the CTO launched a process to define and analyze the wholesale mobile access market and the call origination market, in which Telefónica Czech Republic could be declared SMP operator.

Telefónica, S.A.    165

2012 Consolidated Financial Statements

Ireland

General regulatory framework

The EU Regulatory framework has been in place in Ireland since 2002 with ComReg the designated independent regulator. The 2009 directives have been already transposed.

Market reviews

The key market review for Telefónica in Ireland is the wholesale termination market for mobile voice. ComReg issued their latest decision in December 2012 introducing LRIC pricing and MTRs planned to reduce to 1cent by July 2013. This decision has been challenged by Vodafone.

Slovakia

General regulatory framework

The EU Regulatory Framework was implemented in Slovakia in 2003 through the Act on Electronic Communications. The law has been significantly amended as of November 1, 2011.

The NRA responsible for the regulation of electronic communications’ networks and services is the Telecommunications Regulatory Authority of the Slovak Republic (TUSR). Governmental responsibility for the legislative area of electronic communications lies with the Ministry of Transport, Construction and Regional Development.

Market reviews

In May 2012, the TUSR adopted a price decision, that decreased maximal mobile termination rates from EUR 0.0551/min to EUR 0,0318/min effective from July 2012 to May 2013. The NRA is currently developing an own model to set mobile termination rates through pure LRIC method. The new mobile termination rates shall become applicable as of June 1, 2013.

Telefónica Latin America

Brazil

General legislative framework

The delivery of telecommunications services in Brazil is subject to regulation under the regulatory framework provided in the General Telecommunications Law enacted in July 1997. The National Agency for Telecommunications, (Agência Nacional de Telecomunicações or ANATEL), is the principal regulatory authority for the Brazilian telecommunications sector.

Interconnection

Interconnection among public networks is mandatory in Brazil. Parties can freely negotiate the terms and conditions about technical points, economic discounts and rights/obligations, of the interconnection agreements. For rates, the regulations that apply follows: (i) interconnection for fixed network operator identifies as operator with Significant Market Power (Res. 588/2012), the maximum rate is established by ANATEL; (ii) in relation to the use of mobile operators network (Res. 438/2006), rates may be agreed between the parties, however, if the parties fail to reach a consensus, particularly regarding charges to fixed operators (Res. 576/2011) ANATEL imposes the rates to be used. In general, operators shall maintain public offers of interconnection conditions

Competition law

Brazilian competition regulation is based on Law No. 12,529 of November 30, 2011, which generally prohibits any practice aimed at restricting free competition, dominating the relevant market of goods or services, arbitrarily increasing profits, or abusively exercising dominant market position. The Administrative Council for Economic Defense, or CADE, is the agency authorized to enforce the competition rules.

Telefónica, S.A.    166

2012 Consolidated Financial Statements

The new antitrust law has brought important changes, specially the establishment of a pre-merger notification regime, with new turnover thresholds (one participant with gross revenue of BLR750 million in Brazil and other participant with gross revenue of BRL75 million in Brazil) and maximum time length for merger review procedure (240 days, extendable to 330 days).

Recent regulatory developments

In June 2011 the new General Plan of Universal Service Goals was approved, which is applicable into 2011-2015 periods. The new Plan establishes goals on public telephony in large cities, and establishes the installation of public telephones in remote areas. Along with the approval of the Plan, Telefónica has signed the revised Concession Agreement for STFC, valid for the period from 2011 to 2015, when there should be further review of its terms. The main change brought refers to the end of restrictions for Concessionaries on operations of cable TV, which allowed Telefónica to exercise the option to purchase full control of the TVA (the cable TV company in the Abril Group).

In October 2011 Anatel approved the Regulation of Adjustment for Fixed-Mobile Rates, which provides for the progressive reduction of these rates through a reduction factor, to be deducted from inflation. This reduction factor is 18% in 2012, 12% in 2013 and 10% in 2014. The absolute reduction in the public rates should be passed on to mobile interconnection rates (VU-M).

ANATEL has also approved, in October 2011, the General Plans of Quality Service Goals to Multimedia Communication Services (MCS) and to Personal Mobile Services (PMS).

In March, 2012, ANATEL has approved the Regulation of the Conditional Access Service, which establishes the rules of the paid TV service.

In May 2012, ANATEL published a new Regulation of Industrial Exploration of Dedicated Lines, approved by Resolution n. 590/2012 which set new conditions for characterizing Standard Service (subject to public offer), a fine for delay in installation, possibility of discount depending on volume and contract period. Along with such regulations ANATEL published the publication of new reference values (Act n. 2716/2012).

In November 1st, 2012, ANATEL has published the General Plan of Competition, which, in general, provides ex-ante obligations for telecommunications providers that, according to the methodology set forth in the document, identify Significant Market Participation (SMP) in the various relevant markets identified as critical for the development of competition in the telecommunications industry. The ex-ante obligations include measures of price transparency and market conditions and specific rules for composition of conflicts between agents, such as: (i) mandatory submission and approval of offerings of reference in the wholesale market and warranty service requests from other players that correspond to 20% of the physical network of the SMP companies, (ii) transparency measures as the creation of a Data Base and Wholesale Supervisor Entity, (iii) specifically for providers acting in the mobile termination market (interconnection): full billing between undertakings with SMP, and Bill & Keep decreasing between SMP and non-SMP (80/20% between 2013 and 2014, 60/40% in 2015 and full billing from2016).

Telefónica Group, including VIVO, has been identified as an operator with SPM in the following markets: (i) fixed network infrastructure access for data transmission in copper pairs or coaxial cables at speeds up to 10 Mbps in the region of São Paulo, (ii) wholesale fixed network infrastructure to transport local and long distance transmission at speeds up to 34 Mbps in the region of São Paulo, (iii) passive towers, ducts and trenches infrastructure throughout Brazil; (iv) call termination on mobile network in Brazil, and (v) national roaming market throughout Brazil.

Mexico

General regulatory framework

The provision of all telecommunication services in Mexico is governed by the Federal Telecommunication Law and various service-specific regulations. The governmental agencies which oversee the telecommunications industry in Mexico are the Secretariat of Communications and Transportation, or SCT, and the Federal Telecommunications Commission, or COFETEL.

Telefónica, S.A.    167

2012 Consolidated Financial Statements

Prices and tariffs

Tariffs charged to customers are not regulated. They are set by mobile operating companies and must be registered with COFETEL. Rates do not enter into force until registered by COFETEL.

Interconnection

Mexican telecommunications regulations obligate all telecommunications network concessionaires to execute interconnection agreements on specific terms when requested by other concessionaires. Interconnection rates and conditions may be negotiated by the parties. However, should the parties fail to agree, COFETEL must fix the unresolved issues, including tariffs.

Throughout 2011, COFETEL issued several resolutions as a result of different interconnection disputes submitted by several operators. In such resolutions, COFETEL determined a mobile termination charge (“MTC”) for Telefónica, as well as for other mobile operators, of $0.3912 Pesos per minute, billed per second without rounding. Telefónica México has appealed on an administrative basis such resolutions from COFETEL. Such appeals are still pending to be resolved. In May 2011, Mexico’s National Supreme Court of Justice ruled that no court suspensions shall be granted to the effects of COFETEL´s resolutions relating to interconnection matters as it understood that it affects the public interest. Up until now Cofetel has not resolved applicable rate for 2012.

Foreign ownership/restrictions on transfer of ownership

Mexican foreign investment law restricts foreign investment in local fixed service and other telecommunications services to a maximum of 49% of the voting stock, unless the Mexican National Commission of Foreign Investment approves a higher percentage participation, which it can do only in the case of mobile telecommunications companies.

Bajacel, Movitel, Norcel, Cedetel and Pegaso, as mobile telecommunications companies, received the required approvals from the National Commission of Foreign Investment permitting our ownership of more than 49% of their outstanding voting capital.

GTM, a company in which Telefónica México has an interest, provides local fixed and long distance services. This operator complies with Mexican foreign investment law, and has a stock structure that includes the participation of its Mexican partner, Enlaces del Norte S.A. de C.V., which owns 51% of the voting stock.

Competition law

The Federal Economic Competition Law enacted in 1992 and amended on June 28, 2006 and on May 10, 2011, prohibits monopolies and any practices that tend to diminish, harm or impede competition in the production, processing, distribution or marketing of goods and services. The Federal Competition Commission, or COFECO, is the administrative body empowered to enforce the Law.

Venezuela

In December 2009, a new regulation applicable to all subscription TV service providers was enacted by CONATEL, the national regulatory authority, which mandates the inclusion (12%) of national production services (channels in which both reception and diffusion of sound and images take place in the country to later transmit it by means of subscription TV service providers) in regular programming packages. The implementation of the provisions and obligations under the Order was made since its enactment.

An Administrative Decision on Services Agreements (Providencia n° 1302 sobre Condiciones Generales de los Contratos de Servicios de Telecomunicaciones) was adopted, which included various regulations aimed at consumer protection. As a consequence of this regulation (2009), Telefónica Venezolana, C.A. proceeded to adapt all of its nine services agreements to fulfill all the conditions and impositions established. Since late 2011 we have all the approvals for service contracts models.

Prices and tariffs

Under new Venezuelan regulations, the free-pricing system for telecommunication services remains the same, except for basic telephony services (Local, LDN and LDI) and services rendered under universal service obligations; however, the regulatory entity may, considering CONATEL’s opinion, alter prices for telecommunication services for “public interest reasons.” The amendment does not define the term “public interest reasons.”

Telefónica, S.A.    168

2012 Consolidated Financial Statements

In February 2011, CONATEL published an Order whereby reference values are set for the Determination of Interconnection Charges for use of Mobile Telephony Services. The aim of this regulation is the establishment of reference values and criteria for determining interconnection charges in mobile phone use on the basis of a model of long run incremental costs with breakdown of the network elements by CONATEL, who should intervene setting such charges solely in those cases where there are conflicts between operators relating such charges, and they failed to reach consensus within the period specified in the interconnection legislation.

Competition law

Venezuelan law governing competition is the Promotion and Protection of Free Competition Act 1992. It prohibits monopolistic and oligarchic practices and other means that could impede, restrict, falsify, or limit the enjoyment of economic freedom. The Office of the Superintendent for the Promotion and Protection of Free Competition is the agency empowered to apply the Competition Act.

Chile

General regulatory framework

The General Telecommunications Law No. 18,168 of 1982, as amended, establishes the legal framework for the provision of telecommunications services in Chile. The main regulatory authority in Chile is the Under-Secretary of Telecommunications, or SUBTEL.

On June 11, 2012, Law No. 20,599 was published. It regulates the installation of antennas stations and transmitters of telecommunication services.

In 2012, the telephone numbers portability was enabled in accordance with the calendar established by Subtel.

Prices and tariffs

Under the General Telecommunications Law, maximum tariffs for telephony services are set every five years by the Ministry of Transport and Telecommunications and the Ministry of Economy. In addition, the Competition Tribunal may subject any telephony service to price regulation, except for mobile telephone services to the public that are expressly exempted under the General Telecommunications Law.

The Competition Tribunal ruled in January 2009 that only some local telephone services were to be subject to tariff regulation (line connections, monthly fixed charges, variable traffics charges, and public payphone services are excluded). Accordingly, it was determined that every local telephone company, within its service zones, would be regulated with respect to tariff levels and structure. In addition, Telefónica Chile, in its capacity as a “SMP operator” (except in regions where other companies are the SMP operators), is regulated on a non-price basis, with requirements that it not engage in discriminatory pricing and that it give previous notice of plans and packages.

In 2011, the Ministries adopted, among other things, tariffs for local service, access charge and tariffs for other services within the local telephony service. Furthermore, others tariffs were regulated such as the Bitstream service and a number portability charge. Regarding mobile tariffs, charges for the use of the networks were adopted in 2009 for the period 2009-2014 and, the time structure was modified as well. At the end of 2012, a new procedure for the determination of tariffs will start.

On July 16, 2011 the Net Neutrality Act entered into force. Additionally, Long Distance Service was eliminated in the period between October and November 2011, in some regions of the country. Moreover, at the beginning of year 2014, Long Distance service will be completely eliminated in all regions of Chile if previously approved by the Competition Tribunal. A system of early alert was enabled in the mobile networks to inform opportunely the population in cases of catastrophe.

Through instruction No. 2, of 12.18.2012, the Competition Tribunal orders that mobile companies may not sale plans with different pricing for calls on-net and off-net, from the next access charges Decree (February 2014). In addition, it authorizes pack of fixed and mobile services with discount since the entry into service of the LTE concession.

Telefónica, S.A.    169

2012 Consolidated Financial Statements

Interconnection

Interconnection is obligatory for all license holders with the same type of public telecommunications services and between telephony public services and intermediate services that provide long distance services. The same requirement applies to holders of those intermediate service licenses, who are required to interconnect their networks to the local telephone network.

A “calling party pays” tariff structure was implemented on February 23, 1999. Under this tariff structure, local telephone companies pay mobile telephone companies an access charge for calls placed from fixed networks to mobile networks. Local telephone companies may pass this interconnection charge on to their customers. Every five years, SUBTEL sets the applicable tariffs for services provided through the interconnected networks.

Competition law

The principal regulation concerning competition in Chile is Decree No. 211 of 1973, whose current text was established in Decree Nº 1 of 2005 (Ministry of Economía, Fomento y Reconstrucción). Pursuant to the provisions of this law, acts or behavior involving economic activities that constitute abuse of a dominant market position, or limit, restrain, or distort free competition in a manner that injures the common economic interest in the national territory are prohibited. This law prohibits, among others: a) the express or tacit agreements between competitors, or concerted practices between them, conferring them the power market; b) abuse of a dominant position; c) predatory or unfair competition practices carried out in order to obtain, maintain or enhance a dominant position. The Competition Tribunal deals with infringements of competition law.

Argentina

General regulatory framework

The basic legal framework for the provision of telecommunications services in Argentina is set forth in the National Telecommunications Law (No. 19,798) of 1972 and in the specific regulations governing each type of telecommunications service. Decree 764/00 established the new and current regulatory framework rules for a free market, and includes interconnection, license, universal service and spectrum rules.

The following regulatory authorities oversee the Argentine telecommunications industry:

•	the National Communications Commission, or CNC, supervises compliance with licenses and regulations, and approves changes to mandatory goal and service requirements; and

•	the Secretariat of Communications, or SECOM, grants new licenses, regulates the bidding and selection processes for radio-spectrum authorizations, and approves the related bidding terms and conditions.

Prices and tariffs

On October 21, 2003, Law No. 25,790 became effective, extending the term for the renegotiation of concession or licensing agreements with public utilities until December 31, 2004, which was subsequently extended until December 31, 2011. As an investor in Argentina through Telefónica de Argentina, we commenced arbitration proceedings against the Republic of Argentina based on the Reciprocal Protection of Investments Treaty between Spain and Argentina for damages suffered by us because of the measures adopted by the Argentine government in connection with the renegotiation of certain concession and licensing agreements. On August 21, 2009, the parties requested the Tribunal, in accordance with Rule 43 of the ICSID Arbitration Rules, declare a resolution of the termination of the proceedings. The agreement of the parties envisages the possibility of a new request for arbitration under the ICSID Convention being submitted by Telefónica.

Additionally, Decree No. 764/00 established that providers of telephone services may freely set rates and/or prices for their service which shall be applied on a non-discriminatory basis. However, until the Secretary of Communications determines that there is effective competition for telecommunications services, the “dominant” providers in the relevant areas (which include Telefónica de Argentina) must respect the maximum tariffs established in the general tariff structure.

Telefónica, S.A.    170

2012 Consolidated Financial Statements

Also, the guidelines set forth in article 26 of Decree No. 1185/90 continue in effect for operators with significant market power. These guidelines establish information obligations with which operators must comply with respect to tariffs and which flow toward both clients and the national regulator. This Decree also establishes the powers the regulator has to revise or revoke such tariffs.

Furthermore, on October 15, 2012, became effective the resolution SC 45/2012 of the Secretary of Communications, which provides that the mobile phone companies should only bill to its clients the minutes since the call to be serviced by the receiver or his message box.

Tariffs charged to customers for mobile services are currently not regulated in Argentina.

Interconnection

Decree No. 764/00 approved new rules for national interconnection and established interconnection standards and conditions with which telephone service providers must comply regardless of pre-existing agreements. The rules for national interconnection set forth that interconnection agreements are to be freely negotiated between the relevant service providers, on a non-discriminatory basis. The regulations also establish the obligation for dominant and significant market operators to unbundle their local loops and to allow competitors to use them on a reasonable basis.

Competition law

Law 25,156, on Protection of Competition prohibits any acts or behaviors related to the production or trade of goods or services, whose purpose or effect is to prevent, restrict or distort competition or market access, or that constitute abuse of dominant position in a market. The National Commission for the Defense of Competition is the authority entrusted with application of the law.

In February 2011, the Argentine government announced the end of an investigation into monopolistic concentration by the country’s anti-trust authorities, ratifying the fine (104,692,500 Argentine pesos) imposed on Telefónica for late filing of notification of the transaction. Then in February 2011 the fine was reduced to 50,000,000 Argentine pesos.

Colombia

General regulatory framework

In Colombia, telecommunications are a public service, subject to state regulation and oversight. Law 1341/09 (“Technologies of Information and Communications Law”) reformed the legal framework, establishing the general regime for information and communication technologies. Under this law, providers of network and telecommunications services in Colombia must register with the Information and Communication Technologies Minister. In addition, operators must obtain a concession from the National Television Commission in order to provide television services.

Law 1341/09 established a transition period in which operators can: (i) preserve the original titles (licenses, contracts, permissions, authorizations) until their expiration or (ii) adopt the regime of general authorization stated by the law and the corresponding registration and preserve the necessary permissions in order to use the spectrum.

During 2009 the Colombian telecommunications regulator, Comisión de Regulación de Comunicaciones or CRC, identified the telecommunications relevant markets and operators with SMP and established certain ex ante regulations. In 2009 and 2011, CRC deregulated retail prices for fixed and mobile services. The exception is mobile voice retail market where Claro-America Móvil (Telefonica’s competitor) has been identified as a SMP operator by CRC. In January 2013, CRC imposes the following measures: to anticipate to January 30th, 2013 the application of the regulated rates (previously set for 2015) meanwhile, the rest of the operators continue with the propose of reduction provided by Resolution 3136 of 2011 and, Claro must ensure that off-net prices which are offered to all of its users (prepaid and postpaid) are less than or equal to on-net prices.

Interconnection

Mobile and fixed operators in Colombia have the right to interconnect to other operators’ networks. Before the intervention of regulatory authorities, operators must attempt direct negotiations. Interconnection must assure compliance with the objectives of non-discriminatory treatment, transparency, prices based on costs plus a reasonable profit and promotion of competition.

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2012 Consolidated Financial Statements

Prices and tariffs

The Technologies of Information and Communications Law, provides for free pricing for voice and Internet access services. Therefore, mobile tariffs charged to customers are not regulated, although they may not be discriminatory. Nevertheless, fixed-to-mobile tariffs are subject to a price cap. Rates are fixed by mobile operating companies and must be registered with the Comisión de Regulación de Telecomunicaciones. The regulator set a price cap of 392 Colombian pesos per minute for fixed to mobile tariffs since November 1, 2006, and in 2009 the CRC reduced the tariff to 198.4 Colombian pesos per minute.

In 2011, the CRC issued a progressive reduction on mobile termination charges from 2012- 2015 and they initiated an administrative action particularly against COMCEL (America Mobile Group) considered as a significant market power operator. On May 2011, a new regime for the protection of convergent consumers was adopted and on August 2011 a new regime for interconnection for convergent networks, introducing conditions for access by content and applications providers came into force. Furthermore, On December 2011, CRC adopted the conditions for the provision of content and applications in mobile networks setting a new numbering management plan and has fixed price caps for the SMS between operators, applicable from January 1, 2012 to December 31, 2014. Also, CRC has established quality conditions for the provision of the Internet mobile service.The regulator has also approved conditions for Net Neutrality allowing different offers according to the consumer profile but prohibiting discriminatory behavior.

Television services

In December 2010, the National Television Commission published Agreement Number 006 to modify the fees payable to exploit closed television. Before Agreement Number 006, operators paid 10% of gross incomes; now the percentage has been reduced to 7% of gross incomes.

In January 2011, Colombia Telecom signed with the National Television Commission an amendment to its concession agreement with the effect of including an arbitration clause.

Competition law

The Colombian Competition Law is incorporated in the Law No. 155/59, Decree No 2153/92 and Law 1340/09 on Restrictive Trade Practices. The law prohibits entering in any agreement or engaging in any type of practice, procedure, or system that aims to limit free competition and abuse of a dominant position. The Superintendent of Industry and Commerce is the Colombian competition authority.

Peru

General regulatory framework

The provision of telecommunications services in Peru is governed by the Telecommunications Law and related regulations.

On July, 2012 the Peruvian Congress approved the Law of Promotion of the Broad Band and Construction of the National Fiber Optic Backbone, Law N° 29904.

This Law declares of public necessity: (i) the construction of the National Fiber Optic Backbone which will be entitled to the government to make possible the connectivity by the broad band, and; ii) the access and use of the infrastructure associated with the public services of energy and hydrocarbon to facilitate the display of the telecommunication network for the provision of the broad band.

In addition, Law N° 29904 implies that operators of electric, transport and hydrocarbon infrastructure projects will have to install fiber optic that will be entitled to the State and will be given in concession to other telecommunication operators.

Law N° 29904 also establishes that a percentage of the capacity of the National Fiber Optic Backbone will be reserved for the Government to satisfy its necessities.

The emission of the Law regulation is pending.

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2012 Consolidated Financial Statements

Prices and tariffs

Tariffs for fixed telephony services must be approved by the National Regulatory Authority, the Organization for Supervision of Private Investment in Telecommunications, or OSIPTEL, in accordance with a price cap formula based on a productivity factor. Rates charged by mobile providers to their customers have been subject to a free tariff regime supervised by OSIPTEL. Tariffs must be reported to OSIPTEL prior to implementation.

On September 24, 2012 OSIPTEL fixed in S/0.0023 per second (not including taxes) (S/0.33 per minute, taxes included) the maximum rate applicable to local calls made from Telefónica del Perú S.A.A’s fixed telephones to mobile telephones. This new rate is in force since October 1, 2012.

Interconnection

Mobile service providers are required, upon request, to interconnect with other concession holders. According to the principles of neutrality and non-discrimination contemplated in the Telecommunications Law, the conditions agreed upon in any interconnection agreement will apply to third parties in the event that those conditions are more beneficial than terms and conditions agreed upon separately.

Competition law

The general competition framework in Peru is based on the Legislative Decree No. 1034. This law prohibits any monopolistic practices, controls, and restraints on free competition and it is applied, in the telecommunication sector, by OSIPTEL.

Main concessions and licenses held by the Telefónica Group

Spain

In accordance with the European Union regulatory framework, companies wishing to operate a telecommunications network or provide electronic communication services must notify the Spanish telecommunications market regulator (Comisión del Mercado de Telecomunicaciones, CMT) prior to commencing such activities. Every three years, operators must notify the CMT of their intention to continue these activities.

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2012 Consolidated Financial Statements

Concessions for the use of spectrum are auctioned through a competitive, non-discriminatory procedure. Telefónica Móviles España holds rights to provide mobile services in certain spectrum bands. The main concessions are as follows:

Band	Duration	End date	Renewal period
800 MHz(2x10 MHz)	15 years	December 31, 2030	—
900 MHz (2x9.8 MHz)	20 years	February 4, 2015	Extension requested 2x1 MHz until December 31, 2030
900 MHz (E- GSM) (2X4 MHz)	20 years	June 6, 2025	Extension requested until December 31, 2030
900 MHz (2x9.8 MHz)	15 years	December 31, 2030	—
DCS-1800 (2x10 MHz)	20 years	July 24, 2028	Extension requested until December 31, 2030
2.1 GHz (2x15 MHz + 5 MHz)	20 years (+10 years extension)	April 18, 2020 (April 18, 2030)	10 years
2.6 GHz	19 years	December 31, 2030	—

All concessions, except the 2.1 GHz band, have technological neutrality

United Kingdom

Telefónica O2 UK has provided GSM services since July 1994. This license is for an indefinite period. In April 2000, Telefónica UK obtained a UMTS license expiring on December 13, 2021 (2 x 10 MHz + 5 MHz). In January 2011, this license was modified to enable the UMTS roll-out on the 900 MHz (2 x 17.4 MHz) and 1800 MHz (2 x 5.8 MHz) frequency bands. Telefónica UK may apply for indefinite validity for his license. To be eligible, it must agree to provide coverage to 90% of the population.

On February 20, 2013, Telefónica UK won two 10 MHz of spectrum in the 800 MHz band for the rollout of a nationwide 4G network, for an investment of approximately 645 million euros.

Ofcom is also considering EE’s proposal to grant frequencies in the 1800 MHz spectrum to H3G.

Germany

Telefónica Germany obtained a GSM license for the 1800 MHz frequency band in October 1998, as well as a separate license for the 900 MHz band in February 2007 (GSM 900 2 x 5 MHz and GSM 1800: 2 x 17.4 MHz). The GMS licenses expire on December 31, 2016. In August 2000, Telefónica Germany obtained a UMTS license expiring on December 31, 2020 (2 x 9.9 MHz). In May 2010, after a spectrum auction, Telefónica Germany acquired 10 MHz in the 800 MHz band (Digital Dividend), 20 MHz in the 2.6 GHz band (paired), 10 MHz in the 2.6 GHz band (unpaired), 5 MHz in the 2.0 GHz band (paired), and 20 MHz in the 2.0 GHz band (unpaired). These licenses expire in 2025. The assigned frequencies may be used for any technology.

These licenses are for a set period of time, although they may be renewed.

On October 21, 2011, amid the reform process, the regulator resolved to not redistribute spectrum in the 900 MHz frequency, allowing Telefónica Germany to keep the spectrum allotted to it.

Additionally, considering that the current licenses for 900 MHz and 1800 MHz frequencies expire at the end of 2016, the regulatory authority launched a public consultation to identify demand for spectrum in those bands as from 2017. A decision is expected in 2013.

In November 2012, the FNA published a scenario paper containing four potential scenarios regarding the future of spectrum. The scenarios range from prolongation over an isolated awarding scenario of the GSM licenses to scenarios that contain the allocation of the GSM spectrum together with additional spectrum that is expected to be available with the years to come. The scenario paper is open for discussion. Input is called for until January 31st 2013. BNetzA stated that it plans to publish a draft decision based on the input on the scenario paper.

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2012 Consolidated Financial Statements

Czech Republic

Telefónica Czech Republic provides electronic mobile communications services in the 900 MHz and 1800 MHz bands, under the GSM standard, in accordance with Czech Telecommunications Office licenses valid until February 7, 2016;in the 2100 MHz band under the UMTS standard, valid until January 1, 2022; and in the 450 MHz band for CDMA 2000, valid until February 7, 2011. The Czech government has granted an individual license to operate the CDMA network, which is valid under November 30, 2013. The amendment to the Electronic Communications Law, which took effect on January 1, 2012, grants Telefónica Czech Republic (as the previous license holder) the right to obtain a new license in the same 450 MHz frequency without having to participate in a selection process.

On July 2012, Czech Telecommunication Office (CTO) launched a public tender for the award of the rights to use radio frequencies for providing a public communications network in the 800 MHz, 1800 MHz and 2600 MHz bands. Applications were submitted by Telefónica Czech Republic, T-Mobile Czech Republic, Vodafone Czech Republic and PPF Mobile Services. All applications were approved from the formal point of view and accepted. This auction process is expected to end at the beginning of year 2013.

Slovakia

On September 7, 2006, Telefónica Slovakia secured a license for supplying electronic communications services through the public network using the GSM and UMTS mobile network standards. The license was granted for 20 years and expires in September 2026.

Awardal of the 800 MHz and 2.6 GHZ spectrum will take place in the first or second quarter of 2013, through an electronic auction. The TUSR is currently selecting an advisor for the process.

Ireland

Since March 1997, Telefónica Ireland has been providing GSM services under a license granted in May 1996. The GSM 900 license is for a 15-year period (GSM 900: 2 x 7.2 MHz). In May 2011, the company was granted a provisional license to extend the validity of its license until January 2013. In 2000, Telefónica Ireland secured another GSM 1800 (2 x 14.4 MHz) license for a 15 year period. In October 2002, the company obtained a 20-year UMTS license (2 x 15 MHz + 5 MHz).

ComReg auctioned off 800 MHz, 900 MHz and 1800 MHz band spectrum in a multi-band auction held in the first quarter of 2012. In the auction, Telefónica Ireland obtained the packages shown in the chart below. The company paid 125 million euros for spectrum licenses in respect of advance fees, and over 100 million euros in usage costs for the entire license period.

Frequency bands	Period	Packages
800 MHz	2013-2015	2 x 10 MHz
	2015-2030	2 x 10 MHz
900 MHz	2013-2015	2 x 10 MHz
	2015-2030	2 x 10 MHz
1800 MHz	2013-2015	—
	2015-2030	2 x 15 MHz

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2012 Consolidated Financial Statements

Brazil

In Brazil, concessions are awarded for providing services under the public system, while authorizations are granted for providing private system services. The only service provided under both systems is the Commuted Fixed Telephony Service (CFTS). All other services are provided under the private system.

In the state of São Paulo, Telefónica Brasil provides local and national long-distance CFTS under the public regime, and provides international and long-distance CFTS and broadband services under the private system. In the remaining states of Brazil, Vivo provides local and long-distance CFTS service, personal mobile service and broadband services, all under the private regime.

In 2005, Telefónica Brasil’s concession arrangements for providing local and long-distance (national) services were extended for an additional 20-year period. In conjunction with the approval of the General Universal Service Targets Plans (GUSP), Telefónica signed the Commuted Fixed telephony service (CFTS) concession contract covering the period from 2011 to 2015. The terms of the concession will come up for review in 2015.

Telefónica Brasil’s authorization for local and long-distance services under the private system was granted for an unlimited period of time. On September 5, 2011, these licenses were transferred to Vivo.

Telefónica Brazil also holds an authorization to provide broadband data services under the private system in the state of São Paulo, for an unlimited period of time.

Licenses for personal mobile services (PMS) carry the right to provide mobile services for an unlimited period of time. However, the use of spectrum is restricted in accordance with the specific license conditions. All Telefónica’s Brazilian mobile telephone authorizations were granted to Vivo as follows:

•	Vivo-Rio Grande do Sul, except Pelotas, Capão do Leão, Morro Redondo and Turuçu (“A” band) until 2022 (renewed in 2007)

•	Vivo-Rio de Janeiro (“A” band) until 2020 (renewed in 2005)

•	Vivo-Espírito Santo (“A” band) until 2023 (renewed in 2008)

•	Vivo-Bahia (“A” band) and Vivo-Sergipe (“A” band) until 2023 (renewed in 2008)

•	Vivo-São Paulo (“A” band) until 2023 or 2024 (renewed in 2008) for the cities of Ribeirão Preto and Guatapará (renewed in 2009)

•	Vivo-Paraná/Santa Catarina (“B” band) until 2013

•	Vivo-Distrito Federal (“A” band) until 2021 (renewed in 2006)

•	Vivo-Acre (“A” band), Vivo-Rondônia (“A” band), Vivo-Mato Grosso (“A” band) and Vivo-Mato Grosso do Sul (“A” band) until 2024 (renewed in 2009)

•	Vivo-Goiás/Tocantins (“A” band) until 2023 (renewed in 2008)

•	Vivo-Amazonas/Roraima/Amapá/Pará/Maranhão (“B” band) until 2013

•	Vivo Minas Gerais (“A” band) until 2023 (renewed in 2008)

•	Vivo for the cities in which CTBC Telecom operates in the state of Minas Gerais (“E” band) until 2020

License renewals for “A” and “B” bands must be requested 30 months in advance of the expiry date. Spectrum rights may be renewed only once, for a 15-year period. After this period, the license must be renegotiated.

License renewals for the “E” band must be requested between 36 and 48 months in advance of the expiry date. Spectrum rights may be renewed only once, for a 15-year period. After this period, the license must be renegotiated.

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In December 2007, ANATEL auctioned off 15 blocks in the 1900 MHz band (“L” band) nationwide. Vivo won 13 blocks throughout Brazil, except in the northern region and the towns of Londrina and Tamarana in the state of Paraná. The spectrum licenses, along with the related renewal dates, are as follows:

•	Vivo-Rio Grande do Sul (“L” band) until 2022 (renewed in 2007) including cities in the Pelotas metropolitan area

•	Vivo-Rio de Janeiro (“L” band) until 2020 (renewed in 2005)

•	Vivo-Espírito Santo (“L” band) until 2023 (renewed in 2008)

•	Vivo-Bahia (“L” band) and Vivo-Sergipe (“L” band) until 2023 (renewed in 2008)

•	Vivo-São Paulo (“L” band) until 2023 (renewed in 2008), the cities of Ribeirão Preto, Guatapará and Bonfim Paulista (renewed in 2009) until 2024, and the cities where CTBC Telecom operates in the state of São Paulo until 2022

•	Vivo-Paraná (excluding the cities of Londrina and Tamarana)/Santa Catarina (“L” band) until 2013

•	Vivo-Federal District (“L” band) until 2021 (renewed in 2006)

•	Vivo-Acre (“L” band), Vivo-Rondônia (“L” band), Vivo-Mato Grosso (“L” band) and Vivo-Mato Grosso do Sul (“L” band) until 2024 (renewed in 2008) and the city of Paranaíba de Mato Grosso do Sul until 2022

•	Vivo-Goiás/Tocantins (“L” band) until 2023 (renewed in 2008) and the cities where CTBC Telecom operates in the state of Goiás until 2022

•	Vivo-Alagoas/Ceará/Paraíba/Piauí/Pernambuco/Rio Grande do Norte (“L” band) until 2022

License renewals for the “L” band must be requested between 36 and 48 months in advance of the expiry date Spectrum rights may be renewed only once, for a 15-year period. After this period, the license must be renegotiated.

In April 2008, ANATEL auctioned off 36 blocks 2100 MHz band (3G licenses). Vivo obtained nine in the “J” band through Brazil, enabling it to provide nationwide 3G coverage. The spectrum licenses, along with the related renewal dates, are as follows:

•	Vivo-Rio Grande do Sul (including cities in the Pelotas metropolitan area) (“J” band) until 2023

•	Vivo-Rio de Janeiro (“J” band) until 2023

•	Vivo-Espírito Santo (“J” band) until 2023

•	Vivo-Bahia (“J” band) and Vivo-Sergipe (“J” band) until 2023

•	Vivo-São Paulo (including the cities of Ribeirão Preto, Guatapará and Bonfim Paulista and the cities where CTBC Telecom operates in the state of São Paulo) (“J” band) until 2023

•	Vivo-Paraná (including the cities of Londrina and Tamarana)/Santa Catarina (“J” band) until 2023

•	Vivo-Federal District (“J” band) until 2023

•	Vivo-Acre (“J” band), Vivo-Rondônia (“J” band), Vivo-Mato Grosso (“J” band) and Vivo-Mato Grosso do Sul (including the city of Paranaíba) (“J” band) until 2023

•	Vivo-Goiás (including the cities where CTBC Telecom operates in the state of Goiás)/Tocantins (“J” band) until 2023

•	Vivo-Alagoas/Ceará/Paraíba/Piauí/Pernambuco/Rio Grande do Norte (“J” band) until 2023

•	Vivo-Amazonas/Roraima/Amapá/Pará/Maranhão (“J” band) until 2023

•	Vivo-Minas Gerais (including the cities where CTBC Telecom operates in the state of Minas Gerais) (“J” band) until 2023

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License renewals for the “J” band must be requested between 36 and 48 months in advance of the expiry date. Spectrum rights may be renewed only once, for a 15-year period. After this period, the license must be renegotiated.

In December 2010, ANATEL auctioned off 169 licenses in the 900 MHz, 1800 MHz and 2100 MHz frequencies. Vivo secured 23 blocks: 14 in 1800 MHz frequency band “D”, “E”, “M” and extension bands, and 9 in the 900 MHz extension bands, giving it nationwide coverage in the 1800 MHz frequency band. The spectrum licenses are up for renewal in 2023.

•	“M” Band (1800 MHz) in the Federal District and the states of Paraná, Santa Catarina, Rio Grande do Sul, Goiás, Tocantins, Mato Grosso do Sul, Mato Grosso, Rondônia and Acre

•	Extension of the 1800 MHz band throughout the State of São Paulo

•	“D” Band (1800 MHz) in the cities of Pelotas, Morro Redondo, Capão do Leão and Turuçu in the state of Rio Grande do Sul

•	“E” Band (1800 MHz) in the states of Alagoas, Ceará, Paraíba, Piauí, Pernambuco and Rio Grande do Norte

•	Extension of the 900 MHz band in the State of Rio de Janeiro

•	Extension of the 900 MHz band in the State of Espírito Santo

•	Extension of the 900 MHz band in the States of Goiás, Tocantins, Mato Grosso do Sul, Mato Grosso, Rondônia, Acre and the Federal District, with the exception of the cities of Paranaíba in the state of Mato Grosso do Sul and the cities of Buriti Alegre, Cachoeira Dourada, Inaciolândia, Itumbiara, Paranaiguara and São Simão, in the state of Goiás

•	Extension of the 900 MHz band in the State of Rio Grande do Sul, with the exception of the cities of Pelotas, Morro Redondo, Capão do Leão and Turuçu

•	Extension of the 900 MHz band in the cities of registry area number 43 in the state of Paraná with the exception of the cities of Londrina and Tamarana

•	Extension of the 900 MHz band in the States of Paraná and Santa Catarina with the exception of the cities of registry area number 43 in the state of Paraná and the cities of Londrina and Tamarana

•	Extension of the 900 MHz band in the state of Bahía

•	Extension of the 900 MHz band in the state of Sergipe

•	Extension of the 900 MHz band in the states of Amazonas, Amapá, Maranhão, Pará and Roraima

•	Extension of the 1800 MHz band in the state of São Paulo, with the exception of the cities in the metropolitan area of São Paulo and the cities where CTBC Telecom operates in the state of São Paulo

•	Extension of the 1800 MHz band in the states of Amazonas, Amapá, Maranhão, Pará and Roraima

•	Extension of the 1800 MHz band in the city of Paranaíba in the state of Mato Grosso do Sul

•	Extension of the 1800 MHz band in the cities of Buriti Alegre, Cachoeira Dourada, Inaciolândia, Itumbiara, Paranaiguara and São Simão, in the state of Goiás

•	Another extension of the 1800 MHz band in the cities of Buriti Alegre, Cachoeira Dourada, Inaciolândia, Itumbiara, Paranaiguara and São Simão, in the state of Goiás

•	Extension of the 1800 MHz band in the states of Rio do Janeiro, Espírito Santo, Bahía and Sergipe

•	Extension of the 1800 MHz band in the states of Amazonas, Amapá, Maranhão, Pará and Roraima

•	Extension of the 1800 MHz band in the states of Alagoas, Ceará, Paraíba, Piauí, Pernambuco and Rio Grande do Norte

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•	Extension of the 1800 MHz band in the city of Paranaíba in the state of Mato Grosso do Sul, and the cities of Buriti Alegre, Cachoeira Dourada, Inaciolândia, Itumbiara, Paranaiguara and São Simão, in the state of Goiás

•	Extension of the 1800 MHz band in the cities of Londrina and Tamarana in the state of Paraná

In April 2012, ANATEL auctioned off 273 licenses in the 450 MHz and 2500 MHz bands. Vivo secured an “X” block (20 + 20 MHz) in the 2500 MHz band nationwide, which entails the obligation and right to use the 450 MHz band in the states of Alagoas (AL), Ceará (CE), Minas Gerais (MG), Paraíba (PB), Pernambuco (PE), Piauí (PI), Rio Grande do Norte (RN) and Sergipe (SE), as well as in the areas identified by national codes 13, 14, 15, 16, 17, 18 and 19, in the state of Sao Paulo (SP).

•	Vivo Brazil (Banda “X”—2500 MHz) until 2027 (associated with personal mobile services)

•	Vivo AL, CE, MG, PB, PE, PI, RN, SE (450 MHz) until 2027 (associated with FSTS and personal mobile services)

•	Vivo in the areas identified by national codes 13, 14, 15, 16, 17, 18 and 19, in the state of São Paulo (SP), until 2027 (associated with significant market power and personal mobile services)

Spectrum rights may be renewed only once, for a 15-year period. After this period, the license must be renegotiated.

It is also worth highlighting that Vivo has a multimedia communication services (MCS) license allowing it to provide nationwide service for an unlimited period of time. Telefónica International Wholesale Services Brasil Ltda. also has a MCS license, although it is limited to the São Paulo area.

The following companies hold paid TV licenses (at present, such licenses are now being granted under conditional access service authorizations): Telefónica Sistemas de Televisión S/A, A. Telecom S/A, TVA Sul Paraná S/A and Comercial Cabo TV São Paulo S/A. Meanwhile, A. Telecom, Ajato Telecomunicações Ltda. Comercial Cabo and Telefónica International Wholesale Services Brasil Ltda. hold MCS licenses.

Mexico

Authorizations to provide mobile telephone services in Mexico (mobile and personal communications services (PCS) in the 800 MHz and 1900 MHz bands, respectively) are granted through concessions.

Telefónica Móviles México and its subsidiaries and investees hold 43 licenses for providing telecommunications services.

Mobile telephone services concessions in the “A” band (800 MHz) were initially granted in 1990 and were renewed in May 2010 for a 15-year period. In addition, at the same time a concession was granted for the installation, operation and development of a public telecommunications network for the same length as the aforementioned concessions (Baja Celular Mexicana, S.A. de C.V., Movitel del Noroeste, S.A. de C.V., Telefonía Celular del Norte, S.A. de C.V., Celular de Telefonía, S.A. de C.V.).

The subsidiary Pegaso Comunicaciones y Sistemas, S.A. de C.V. holds a concession for providing public telecommunications services, granted in 1998, and nine licenses for providing personal communications services in the 1900 MHz band, until 2018. These licenses are renewable for an additional 20-year period. Renewal has been requested for all licenses.

In April 2005, Telefónica México obtained four additional licenses in the same 1900 MHz band, for providing personal communications services for a 20-year period, with possible renewal for an additional 20-year period.

In addition, new concessions were awarded during 2010: eight spectrum concessions in the 1900 MHz band for providing personal communications services and for a greater bandwidth in regions 1, 2, 3, 4, 5, 6, 7 and 9, for a period of 20 years; and six new concessions in band 1.7 – 2.1 GHz to provide AWS services in regions 2, 3, 4, 5, 6, 7 and 9, for a period of 20 years.

The SCT also granted the following licenses to Grupo de Telecomunicaciones Mexicanas, S.A. de C.V. (GTM):

•	On June 24, 1998, GTM obtained a 20-year concession to install 23 GHz microwave links.

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•	On December 13, 1999, GTM obtained a 20-year concession to install 7 GHz microwave links. This contract may be renewed.

•	On June 5, 2003, GTM obtained a 15-year concession to install a public telecommunications network to offer national and international long-distance service. This contract may be renewed.

•	On March 28, 2006, GTM was authorized to renew the concession to provide fixed and public telephone services throughout the country, for a 15-year period. This contract may be renewed.

•	On January 6, 2011, GTM was awarded the concession to install a public telecommunications network to offer pay TV and satellite data transmission services, for a 30-year period. This contract may be renewed.

•	On July 6, 2012, GTM was awarded the concession to install a public telecommunications network to provide satellite data transmission services, for a 20-year period. This contract may be renewed.

On July 6, 2012, GTM was awarded the concession to exercise transmission and reception rights in respect of frequency bands or signals associated with foreign satellites that cover and are able to provide services in Mexico, for a 20-year period. This contract may be renewed.

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Venezuela

Telefónica Venezolana, C.A. holds a mobile telephone concession for operating and offering mobile services in the 800 MHz band, with national coverage. This concession was granted in 1991 and expired on May 31, 2011. The concession was renewable for up to 20 years, at the discretion of CONATEL. In line with prevailing legislation, Telefónica Venezolana, C.A. submitted the application for renewal of the general 806-890 MHz and 890 to 902 concession (related to the provision of subscription TV services, land mobile radio communications, wireless telephone and data access network), to CONATEL, 90 days before their expiry. On May 31, 2011, CONATEL renewed these licenses for another 11 years. Pursuant to these renewals, the new expiry of the concessions is November 28, 2022.

Telefónica Venezolana, C.A. also holds a private network services concession granted in 1993 and renewed in 2007, until December 15, 2025. This concession allows Telefónica Venezolana, C.A. to provide private point-to-point and point-to-multipoint telecommunications services for companies.

In 2001, Telefónica Venezolana, C.A. secured a concession for offering nationwide wireless fixed access services using wireless technology in the subscriber loop until August 24, 2026.

In 2000, Telefónica Venezolana, C.A. received a general authorization for offering local, national long-distance and international long-distance telephone services and for operating telecommunications networks, for a 25-year period to December 15, 2025. In 2007, the remaining services provided by Telefónica Venezolana, C.A. were incorporated into this license, namely mobile, private networks, Internet access and transport services. On the same date, the company secured a concession for operating in the 1900 MHz band for a 15-year period until November 2022, renewable for a 10-year period.

By virtue of administrative order PADS-GST-00120, on March 31, 2011 the regulatory authority granted Telefónica Venezolana, C.A. a push-to-talk (PTT) licenses, whereby the company can offer PTT services nationwide in the bands assigned for mobile telephone use. The license expires on December 15, 2025, i.e. the same expiration date as its general HGT-001 license covering all the specific telecommunications services it can provide.

The additional 20 MHz block in the 1900 MHz band (specifically the portion between the 1945 MHz and the 1955 MHz bands) awarded to Telefónica Venezolana, C.A. during the public auction, was formalized through the concession contract signed between CONATEL and Telefónica Venezolana, C.A. on August 30, 2012.

Sistemas Timetrac, C.A. initially began operating under the 10-year concession no. SRMT-C-001 granted on July 30, 1996. While this concession expired on July 30, 2006, it was not until March 10, 2008 that CONATEL converted the licenses, granting the general HGTS-01268 license, which includes radiodetermination and telecommunications network creation and operation. The regulator set expressly the expiration of this license at September 23, 2010. On May 21, 2010, a request was submitted to renew the license, in accordance with notification received by the regulatory authority. By virtue of order PADS-SMT-00156, on March 21, 2012, CONATEL resolved to renew the aforementioned general authorization and concessions until September 2020.

Chile

Telefónica Chile holds the following telecommunications services licenses:

•	Local public telephony services. Telefónica Chile holds a renewable license for local telephone services in all regions of Chile, for a 50-year period. This license was awarded in 1982, except for the X and XI regions, which were incorporated into the license in 1995. In addition, Telefónica Chile holds other nationwide renewable licenses for local telephone services, exclusively targeting rural areas. It also holds a renewable nationwide license for public data transmission services for a period of 30 years from July 1995 and another four renewable licenses for public data transmission services for a period of 30 years from June 2008. Telefónica Chile also has a renewable nationwide license for public VOIP services, for a period of 30 years from August 2010.

•	Long distance licenses. Through its subsidiary Telefónica Larga Distancia, Telefónica Chile holds renewable licenses for a 30-year period as from November 1989, to install and operate a national fiber optics network, a national base station network and other transmission equipment, and to provide national and international long-distance services, including voice, data and image transmission throughout Chile. In addition, the company holds renewable nationwide public data transmission services licenses for a 30-year period as from June 1993. Telefónica also holds indefinite licenses for providing national and international long-distance services through central switches and nationwide cable and fiber optic networks.

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•	Public data transmission services. Since March 1987, Telefónica Empresas holds a license for an indefinite period for providing public nationwide data transmission services.

•	Public mobile telephone services. Since November 1989, Telefónica Móviles Chile has held licenses for an indefinite period for providing public mobile telephone services throughout Chile in the 800 MHz band. In addition, the company holds three licenses for providing nationwide mobile telecommunications services in the 1900 MHz band. These concessions may be renewed for successive 30-year periods from November 2002, at the request of the license holder. On August 3, 2012, SUBTEL announced the results of the public tender process, assigning Telefónica Móviles Chile S.A. a public service concession for fixed and/or mobile data transmission in the 2545 MHz—2565 MHz and 2665 MHz—2685 MHz bands (4G technology).

•	Limited television license. Telefónica Multimedia holds a license to establish, operate and use part of the 2.6 GHz band spectrum in Santiago de Chile for intermediate telecommunications services, authorizing the frequencies used for communicating voice, data and images, for a thirty-year period as from May 2008. The company also has a limited license to provide television services in the 2.6 GHz band. Since December 2005, the company holds a 10-year renewable license for providing limited satellite television services. In addition, since January 2006, it has a limited license for providing nationwide television services in the largest cities, except in region III, in Telefónica Chile’s VDSL broadband network, for an indefinite period. Furthermore, in March 2007 the company was awarded a limited license for providing television services through the VDSL broadband network in the Santiago de Chile metropolitan area, for an indefinite period.

In addition, in 2000, Telefónica International Wholesale Services Chile S.A. (TIWS Chile) obtained the concession for intermediate telecommunications services, in order to install and put into operation an underwater fiber optic cable submarine cable, and to operate and develop a land fiber optic cable transmission system, in particular to provide services using the SAm-1 submarine cable system. The concession is for a 30-year period, and was modified in 2001 and 2005 to take into account new technological information.

Lastly, in 2011 TIWS Chile obtained a public service concession for the satellite transmission of mobile data, in order to operate in the “L” frequency band which enables Internet access and voice services.

Argentina

Telefónica de Argentina holds licenses, all of which have been granted for an unlimited period, allowing it to provide fixed telephone services, international telecommunications services, local services in the northern and southern regions; long-distance, international telecommunications services and data transmission in the northern region; and Internet and international data transmission access services.

Telefónica Móviles de Argentina’s licenses for providing mobile services include PCS licenses and the corresponding authorizations for using spectrum in different regions, as well as licenses for trunk services or closed groups of users, in different cities.

These licenses do not expire, although they may be cancelled by SECOM in the event of failure to comply with the license terms.

In 2001, Telefónica International Wholesale Services Argentina S.A. was granted with a license to provide telecommunications services (fixed or mobile, cable or wireless, national or international, with or without own infrastructure), allowing it to offer SAm-1 submarine cable services.

Colombia

In March 1994, Telefónica Móviles Colombia was awarded concessions for providing mobile services in the eastern region, along the Caribbean coast and in the western region, for a 10-year period, renewed for another 10 years to March 2014. Prior to that year, the company may waive the concessions, renew the spectrum use permit for a 10-year period, and subsequently negotiate an extension. If Telefónica Móviles Colombia continues to hold its current concessions until 2014, in that year it must seek registration as a telecommunications operator and request permission to use spectrum.

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In 2011, Telefónica Móviles obtained a license via Resolution 2105 (2011) to operate 15 MHz spectrum in the 1900 frequency band after participating in an auction held by the Ministry of Information and Communications Technology. The Ministry requested applicants to send, by January 6, 2012, statements of interest in acquiring spectrum in the 1.7, 2.1 and 2.5 GHz bands in order to verify a plurality of participants in the allocation process.

In March and August 2012, the Colombian government published the preliminary benchmark terms for the auction of up to 225 MHz, distributed as follows: (i) AWS bands from 1,710 MHz to 1,755 MHz, along with 2,110 MHz up to 2,155 MHz, (ii) 1,850 MHz to 1,990 MHz band, and (iii) 2,500 MHz to 2,690 MHz band. The auction was initially expected to take place in December 2012, and is currently expected to occur in the first half of 2013. However, the terms and period for the public auction are still subject to change.

With respect to fixed telephone services, the law establishes an indefinite permit for all operators to operate as local exchange carriers, nationwide. Colombia Telecomunicaciones registered in November 8, 2011, enabling it to provide all telecommunications networks and services; e.g. long-distance carrier services, value-added services, domestic carrier services and mobile services.

Now, in due to the effects of the merger in which Colombia Telecomunicaciones absorbed Telefónica Móviles, the concession to provide mobile services passes to the acquirer. At the same time, the titles that allowed Telefónica Móviles to provide carrier services and value added services ended. However, regarding that the law establishes a general and indefinite permission for telecommunications companies to offer different services than mobile services, Colombia Telecomunicaciones provides those, in use of that permit which was recognized by the ICT Ministry since November 8 of 2011.

In 2010, Telefónica International Wholesale Services Colombia S.A. became a registered operator and value-added service provider, enabling it to offer SAm-1 submarine cable services.

Peru

Telefónica del Perú, S.A.A. provides nationwide fixed telecommunications services according to two concessions granted on May 16, 1994 by the Ministry of Transport and Communications. The concessions were initially granted for 20 years, and may be partially renewed for additional five-year periods up to a maximum of 20 years. To date, three partial renewals extending the concession to November 27, 2027 have been approved.

Telefónica Móviles has four mobile services concessions, each for 20-year periods renewable, upon request, for equal periods. Although the two concessions for providing mobile service in Lima and Callao and one regarding the provision of mobile service in the rest of the country have expired, they are still in force according to Law, since the respective remain valid by law until the renewals proceedings are pending Particularly, and regarding the renewal of such titles on February 23rd, 2013, Resolution No. 091-2013- MTC/03 was published on the official newspaper “El Peruano”, stating that the renewal of the abovementioned concessions had been approved for an additional eighteen-year and ten months period. It also approved the addendum that will formalize such renewal and authorized to sign it within a maximum 60 working days period since the publication thereof. This addendum contains various obligations assumed by the company in relation with geographical coverage and universal service. Telefónica Móviles also holds three 20-year concessions to provide domestic and international long-distance carrier services expiring between 2019 and 2022, three 20-year concessions to provide fixed mobile telephone services expiring between 2019 and 2028, and three concessions for local carrier services expiring between 2016 and 2022.

In 2003, Telefónica International Wholesale Perú S.A.C. secured a license to provide long-distance carrier service (non-switched). This license was modified in 2007 to take into account updated information on TIWS.

Ecuador

Otecel renewed the mobile telephone services concession under which it provides advanced mobile services, including 3G services. The concession expires in November 2023 and may be renewed for an additional 15-year period.

In addition, Otecel holds a fixed and mobile carrier services concession expiring in 2017. This concession may be renewed for an additional 15-year period. The different licenses for providing added-value mobile services and Internet access services expired in 2011. This license was renewed until June 2, 2021 and may be extended for another 10 years.

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Other countries in Latin America

Country	License/ Concession	Type of services	Spectrum	Band	Expiry
Costa Rica	Concession	Telecommunication services (7)	10.6 MHz/850 MHz		2026	(8)
			30 MHz/1800 MHz
			20 MHz/2100 MHz
El Salvador	Concession	Telecommunication services (1)	25 MHz/850 MHz	Band B	2018	(2)
	Concession	Telecommunication services (1)	30 MHz/1900 MHz	Band C	2021
Guatemala	Concession	Telecommunication services (1)	80 MHz/1900 MHz	Bands B, C, E and F	2014	(3)(9)
	Concession	Telecommunication services (1)			2014	(3)(9)
	Concession	Telecommunication services (1)			2014	(3)(9)
Nicaragua	Concession	Mobile telecommunication services	25 MHz/850 MHz	Band A	2023	(4)
	Concession	Mobile telecommunication services	60 MHz /1900	Bands B, D, E and F	2023	(4)
Panama	Concession	GSM/UMTS	25 MHz /850	Band A	2016	(5)
			10 MHz/1900 MHz	Band F
Uruguay	License	Mobile telephone	25 MHz/800 MHz		2022- 2024	(6)(10)

(1)	In accordance with the Telecommunications Law all of these concessions were granted to provide any type of telecommunication services.
(2)	Concessions for the use of spectrum are granted for a period of 20 years and may be renewed for additional 20 year periods once the procedures established by the Telecommunications Law are fulfilled.
(3)	These concessions are granted for a period of 15 years and may be renewed for successive 15 year periods at the holder’s request. In order to renew a concession the holder must prove to the regulatory agency that the spectrum has actually been used during the prior 15-year period. These concessions expire in 2014. In Guatemala, the concessions to grant mobile phone services expire in April and November of 2014. The request for renewal has to be made in June 2013 and January, 2014.
(4)	Telefonía Celular de Nicaragua, S.A. (TCN) obtained a concession in 1992 for a period of 10 years to use the 25 MHz spectrum in band A of 800 MHz in order to provide mobile telecommunication services. This concession was renewed for a period of 10 years from August 2013 until July 2023. The regulatory agency awarded TCN additional spectrum of 65 MHz in bands B, D, E and F of 1900. The concession may be renewed for an additional 10-year periods via negotiation with TELCOR two years in advance of the expiry of the current concession, subject to compliance by the operator with certain conditions.
(5)	The concession is valid for 20 years and expires in 2016. It is renewable for an additional period in accordance with the concession contract. The Government of Panama granted the right to use 10 MHz (5+5) in the 1900 MHz until 2016, which can be renewed for a further period. In January 2013 the company has file a request for the renewal of the concession. Its terms have to be agreed with the government of Panama.
(6)	The expiry date depends upon the spectrum awarded: 800 MHz band (12.5 MHz + 12.5 MHz) – 20 years from July 2004; 1900 MHz band (5 MHz + 5 MHz) – 20 years from December 2002; and 1900 MHz band (5 MHz + 5 MHz) – 20 years from July 2004.
(7)	Except for traditional basic telephone services through copper networks.
(8)	The concession may be renewed for a period that added to the initial period and previous renewals does not exceed 25 years from the start date.
(9)	The Guatemala Congress modified the Telecommunications Law, increasing the use period to 20 years for radio, television and telephone frequency. These modifications entered into force on December 6, 2012. Operators were granted a 90-day period to request a change in usage certificate from the regulatory agency. Upon expiry of the period, an extension for a similar period may be requested. At present, Telefónica Guatemala is in the process of changing its usage certificate.
(10)	The Uruguayan telecommunications regulator URSEC has opened a spectrum auction. Interested companies have been invited to request bidding documents before February 26. The awardees are expected to be announced on March 13.

The government is auctioning off two spectrum blocks in the 900 MHz frequency band, six blocks in the 1900 MHz band, and nine blocks in the frequency band from 1700 MHz to 2100 MHz. The minimum auction price for each 5+5 MHz block has been set at 7.5 million US dollars. Interest is primarily focused on the lower bands (900 MHz), which correspond to 4G technology. Only two blocks are available in these bands, one of which will be assigned to the state company ANTEL, which is directly assured the 40 MHz band. The remaining block will be awarded to the best bidder.

In 2007, Telefónica International Wholesale Services Ecuador S.A. secured a permit from the National Telecommunications Ministry to provide submarine cable capacity, allowing it to offer SAm-1 submarine cable services.

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In 2000, Telefónica International Wholesale Services Guatemala S.A. was registered with the Superintendency of Telecommunications as a commercial network operator, allowing it to offer SAm-1 submarine cable services.

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2012 Consolidated Management Report

Financial results

The Telefónica Group is one of the world’s leading mobile and fixed communications services providers. Its strategy is to become a leader in the new digital world and transform the possibilities it brings into reality.

Against this backdrop and with the aim of reinforcing its growth story, actively participating in the digital world and capturing the most of the opportunities afforded by its scale and industrial alliances, in September 2011 a new organizational structure was approved. This new structure, which was fully operational in 2012, is as follows:

This new organization bolsters the Telefónica Group’s place in the digital world, enabling it to tap any growth opportunities arising in this environment, drive innovation, strengthen the product and services portfolio and maximize the advantages afforded by its large customer bases in an increasingly connected world. In addition, the creation of a Global Resources operating unit aims to ensure the profitability and sustainability of the business by leveraging economies of scale and driving Telefónica’s transformation into a fully global group.

Telefónica Europe’s and Telefónica Latin America’s objective is to shore up the results of the business and generate sustainable growth through available capacity, backed by the Global Corporation. The two differentiated segments are as follows: (i) Telefónica Europe, which now includes Telefónica Spain as well as the operations already forming part of the Telefónica Europe segment before; and (ii) Telefónica Latin America. Group’s results of 2011 and 2010 have been restated to reflect this organizational structure, wothout any impact on consolidated figures.

The Telefónica Group’s growth strategy for the next few years is geared towards:

•	Improving the customer experience to continue increasing the number of accesses.

•	Promoting growth:

•	Boosting the penetration of smartphones in all markets to accelerate the growth of mobile data, unlocking the value of its increased usage.

•	Defending the competitive position in the wireline business with a focus on broadband, offering faster speeds, bundled offers and full IP voice and video services.

•	Leveraging growth opportunities arising in an increasingly digital environment: e.g. video, OTT, financial services, cloud computing, eHealth and media.

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•	Continuing efforts to transform the Group’s operating model:

•	Increasing network capacity in the markets where we operate through technological advances and acquisitions of spectrum.

•	Accelerating the transformation primarily through the systems area.

•	Proceeding towards becoming an international digital and online service provider group.

•	Maximizing economies of scale to boost efficiency.

The Telefónica Group has operations in Spain, the United Kingdom, Germany, the Czech Republic, Ireland and Slovakia in Europe, as well as Brazil, Mexico, several countries in Central America, Venezuela, Colombia, Peru, Argentina, Chile, Uruguay and Ecuador in Latin America.

Telefónica has an industrial alliance with Telecom Italia, S.p.A. and a strategic alliance with China Unicom, in which the Group holds a 5% stake. In addition, the “Partners Program” was created in 2011 in line with the objective of unlocking the value of Telefónica’s scale. Three operators have signed up for this program (Bouygues, Etisalat and Sunrise). This initiative makes a host of services available to selected operators under commercial terms that allow the partners to leverage on Telefónica’s scale and to cooperate in key business areas (e.g. roaming, services to multinationals, procurement, handsets, etc.)

2012 highlights

The Group’s total accesses rose 3.0% year-on-year, to nearly 316 million at the 2012 year end, driven by access growth in Latin America (5.5% year-on-year).

Telefónica Latin America’s revenues rose 5.5% year-on-year and 6.7% in 2012 stripping out exchange rate differences and hyperinflationary adjustments in Venezuela, underpinned by growth in the customer base. The quality of the customer base itself has also improved, with a growing weight of contract and smartphone customers.

Mobile data revenues continued to drive growth in 2012, drawing heavily from the steep rise in non-SMS data revenues.

OIBDA in 2012 amounted to 21,231 million euros, with reported growth of 5.1%, affected by the recognition of 2,671 million euros of restructuring expenses at Telefónica Spain in 2011 and the 527 million euros write-down made by the Telefónica Group against its stake in Telefónica Ireland in 2012, due to the slowdown in activities in the prevailing market uncertainty.

Accesses

Thousands of accesses	2010	2011	2012	%Var 10/11	%Var 11/12
Fixed telephony accesses (1) (2)	41,355.7	40,119.2	40,002.6	(3.0)%	(0.3)%
Internet and data accesses	18,611.4	19,134.2	19,402.6	2.8%	1.4%
Narrowband	1,314.1	909.2	653.2	(30.8)%	(28.2)%
Broadband (3)	17,129.6	18,066.3	18,596.2	5.5%	2.9%
Other (4)	167.8	158.7	153.1	(5.4)%	(3.5)%
Mobile Accesses (5)	220,240.5	238,748.6	247,269.5	8.4%	3.6%
Prepay (6)	151,273.9	162,246.9	165,759.7	7.3%	2.2%
Contract (7)	68,966.6	76,501.7	81,509.8	10.9%	6.5%
Pay TV (8)	2,787.4	3,309.9	3,336.2	18.7%	0.8%
Unbundled loops	2,529.2	2,928.7	3,308.8	15.8%	13.0%
Share ULL	264.0	205.0	183.5	(22.3)%	(10.5)%
Full ULL	2,265.3	2,723.7	3,125.3	20.2%	14.7%
Wholesale ADSL (9)	687.4	849.3	800.6	23.6%	(5.7)%
Other (10)	1,420.7	1,518.0	1,621.8	6.8%	6.8%

Final Client Accesses	282,994.9	301,311.8	310,010.8	6.5%	2.9%

Wholesale Accesses	4,637.4	5,296.0	5,731.3	14.2%	8.2%

Total Accesses	287,632.3	306,607.8	315,742.1	6.6%	3.0%

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included and total fixed wireless included. Includes VoIP and Naked ADSL. Since the first quarter of 2012, fixed telephony accesses include 384 thousand VoIP lines in Germany and 65 thousand fixed lines in UK to homogenize these accesses to Group’s criteria.

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(2)	It includes the reclassification in the fourth quarter of 2012 in Argentina of 157 thousand “fixed wireless” previously included in mobile contract accesses.
(3)	DSL, satellite, optic fiber, cable and broadband circuits.
(4)	Retail circuits other than broadband.
(5)	In the first quarter of 2012, 2.0 million inactive accesses were disconnected in Spain.
(6)	In the first quarter of 2012, 1.2 million inactive accesses were disconnected in Spain. In the third quarter of 2011 360 thousand inactive accesses were disconnected in Chile. In Brazil, 1.0 million inactive accesses were disconnected in the fourth quarter of 2011 and 1.6 million inactive accesses were disconnected in the second quarter of 2012.
(7)	First quarter of 2012 includes the disconnection of 800 thousand inactive accesses in Spain.
(8)	Includes 150 thousand clients of TVA in June 2011.
(9)	Includes ULL rented by Telefónica Germany and Telefónica UK.
(10)	Circuits for other operators. Includes Wholesale Line Rental (WLR) in Spain.

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Accesses by region

The Telefónica Group’s strategy is predicated on capturing growth in its markets and especially on attracting high-value customers.

This strategy led to a 3.0% increase in total accesses, to nearly 316 million at the 2012 year end, driven primarily by contract, mobile broadband and fixed broadband customers. Accesses in Telefónica Latin America (67% of total) were particularly noteworthy, rising 5.5% compared to the December 2011 figure, despite the disconnection of inactive customers in Brazil (1.6 million accesses) and the implementation of more restrictive criteria concerning both new connections and disconnections. Total accesses in Telefónica Europe dropped 1.9% year-on-year, due to the disconnection of 2.0 million inactive mobile accesses in Spain in the first quarter of 2012.

Mobile broadband accesses stood at 52.8 million at December 2012, reflecting a solid 38% year-on-year increase and representing 21% of mobile accesses (up 5 p.p. year-on-year).

At December 31, 2012, the Telefónica Group holds significant direct and indirect stakes (of over 5% in all cases) in listed telecommunications companies other than in those in which it has control. These companies are China Unicom and Telecom Italia, S.p.A.

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2012 Consolidated results

	Year ended December 31						Percent Change
Results of operations Millions of euros	2012		2011		2010		2012 vs 2011		2011 vs 2010
	Total	% of revenues	Total	% of revenues	Total	% of revenues	Total	%	Total	%
Revenues	62,356	100.0%	62,837	100.0%	60,737	100.0%	(481)	(0.8)%	2,100	3.5%
Other income	2,323	3.7%	2,107	3.4%	5,869	9.7%	216	10.3%	(3,762)	(64.1)%
Supplies	(18,074)	(29.0)%	(18,256)	(29.1)%	(17,606)	(29.0)%	182	(1.0)%	(650)	3.7%
Personnel expenses	(8,569)	(13.7)%	(11,080)	(17.6)%	(8,409)	(13.8)%	2,511	(22.7)%	(2,671)	31.8%
Other expenses	(16,805)	(27.0)%	(15,398)	(24.5)%	(14,814)	(24.4)%	(1,407)	9.1%	(584)	3.9%

Operating income before depreciation and amortization (OIBDA)	21,231	34.0%	20,210	32.2%	25,777	42.4%	1,021	5.1%	(5,567)	(21.6)%

Depreciation and amortization	(10,433)	(16.7)%	(10,146)	(16.1)%	(9,303)	(15.3)%	(287)	2.8%	(843)	9.1%

Operating income	10,798	17.3%	10,064	16.0%	16,474	27.1%	734	7.3%	(6,410)	(38.9)%

Share of profit (loss) of associates	(1,275)	(2.0)%	(635)	(1.0)%	76	0.1%	(640)	100.8%	(711)	n.m.
Net financial expense	(3,659)	(5.9)%	(2,941)	(4.7)%	(2,649)	(4.4)%	(718)	24.4%	(292)	11.0%
Corporate income tax	(1,461)	(2.3)%	(301)	(0.5)%	(3,829)	(6.3)%	(1,160)	n.m.	3,528	(92.1)%

Profit for the year	4,403	7.1%	6,187	9.8%	10,072	16.6%	(1,784)	(28.8)%	(3,885)	(38.6)%

Non-controlling interests	(475)	(0.8)%	(784)	(1.2)%	95	0.2%	309	(39.4)%	(879)	n.m.

Profit for the year attributable to equity holders of the parent	3,928	6.3%	5,403	8.6%	10,167	16.7%	(1,475)	(27.3)%	(4,764)	(46.9)%

Year ended December 31, 2012 compared with year ended December 31, 2011

The year 2012 was a key year in the transformation of Telefónica. Throughout the year, a number of initiatives were undertaken aimed at helping the Company begin growing again. Telefónica Latin America surpassed Telefónica Europe in revenues for the first time, continuing to be one of the group’s two main levers of growth, along with mobile data revenues. In Telefónica Europe, there has been a recovery in sales activity in certain markets owing to the success of tariffs that have been launched, especially “Movistar Fusión” in Spain, which reflect an improvement of its competitive position across different markets, even though revenues of Telefónica Europe fell 6.5% with respect to 2011.

In view of the sale of the Atento Group in the fourth quarter of 2012, the results of that business area were deconsolidated from the Telefónica Group as from the end of November 2012. This had an impact on the year-on-year comparison of Telefónica’s economic results in reporting terms.

OIBDA was also impacted by the 527 million euros write-down the Telefónica Group made against its stake in Telefónica Ireland.

Revenues: Revenues for 2012 stood at 62,356 million euros, which represented a decrease of 0.8% on the 2011 figure. This decrease was due to less favorable conditions in some markets, and the prevailing economic situation, in which competition is steeper and regulatory changes have had adverse impacts. The exchange rate differences and the effect of hyperinflation in Venezuela contributed 0.1 p.p. to change in revenues; when stripping out this impact, the fall was 0.9% in 2012.

The Company’s strong diversification continues to be a key differential for the Group in the current market situation, as reflected by the revenues structure. In this regard, revenues showed solid growth in Telefónica Latin America (up 5.5% year-on-year) and accounted for 49% of consolidated revenues (up 2.9 p.p. compared to 2011), outperforming those of Telefónica Europe (48% of the Group’s total and down 6.5% year-on-year). Telefónica Spain’s contribution to consolidated revenues decreased to 24%.

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The decline in revenue compared to the year-ago figure was caused by the lower average revenue per access for the Group, mainly due to lower average revenue per mobile access in Spain and the UK, and the overall fall in average revenue per fixed access in the Group, which undermined the growth in accesses. Revenues were hit hard by cuts to interconnection rates, which had a drag of approximately 1.1 p.p. on overall revenue growth.

In terms of services, mobile data revenue continued to be the largest growth driver in 2012 (up 12.8% year-on-year), accounting for over 34% of mobile service revenues in the period (31% in 2011). Non-SMS data revenue climbed 24.1% year-on-year, raising its share of total data revenue by 5 p.p. to 57%.

Other income: Other income comprises the gains on disposals of assets, 782 million euros in 2012 (down 5.0% year-on-year). In 2012, other income primarily reflects: i) sales of non-strategic towers, with an impact of 643 million euros on Other income (and OIBDA), primarily in Brazil, Mexico, Chile, Spain and Peru; ii) the sale of software applications (gains of 39 million euros; 18 million euros recognized in Telefónica Spain); and iii) the fourth-quarter sales of the Atento Group (gains of 61 million euros), Rumbo (gains of 27 million euros) and Hispasat (partial sale, gains of 26 million euros). In 2011, this caption mainly reflected: i) the positive impact derived from the partial reduction of the Group’s economic exposure in Portugal Telecom (184 million euros); and ii) the sale of non-strategic towers (541 million euros).

Total expenses, which include supplies, personnel expenses and other expenses (mainly external services and taxes other than corporate income tax) stood at 43,448 million euros, down 2.9% on the 2011 figure. These expenses were affected by exchange rate differences and hyperinflation adjustments (0.3 p.p.); when stripping out this impact, expenses were down 3.2%. The year-on-year variation reported is also affected by the provision for restructuring expenses in Spain, made in the third quarter of 2011 (2,671 million euros). The year-on-year reduction in expenses is primarily explained by the absence of similar restructuring charges in 2012 and lower commercial expenditure, especially in Spain, as a result of a new commercial model in place from the end of 2011.

•	Supply costs amounted to 18,074 million euros in 2012, down 1.0% on 2011, reflecting the lower mobile interconnection costs and lower handset consumption in Spain resulting from the new policy doing away with subsidies and the lower volume of handset upgrades.

•	Personnel expenses were 8,569 million euros, down 22.7% on 2011. The year-on-year variation was affected by the provision for personnel restructuring in Spain, mentioned above. When stripping out the impact of this provision, which amounted to 2,671 million euros, personnel expenses were 1.9% higher than in 2011, reflecting the adjustments for inflation in certain Latin American countries.

The average headcount was 272,598 employees, 13,547 less than the 2011 average. The decrease mainly reflects the sale of Atento in the fourth quarter of 2012. When stripping out the Atento business, Telefónica’s average headcount was 131,468 employees, 2,480 less than in 2011.

•	Other expenses rose 9.1% year-on-year to 16,805 million euros. This increase was primarily driven by the increase in external services caused by higher customer service costs, and network and systems costs as well as the 527 million euros write-down of the Telefónica Group made against its stake in Telefónica Ireland and by the capital loss (97 million euros) generated on the sale of China Unicom shares.

OIBDA stood at 21,231 million euros, up 5.1% from 2011. When stripping out the negative impact of exchange rate differences and hyperinflationary adjustments (0.3 p.p.), OIBDA grew by 5.4%. The OIBDA margin for 2012 was 34.0%, posting a year-on-year erosion of revenues that was not offset by cost savings.

In terms of geographic segments, Telefónica Latin America had the largest contribution to consolidated OIBDA (52.3%, down 1.6 p.p. compared to December 2011). Telefónica Europe accounts for less than 50%.

Depreciation and amortization rose by 2.8% year-on-year, to 10,433 million euros. This variation was primarily due to amortization of new spectrum licenses acquired in Germany, Brazil, Colombia, Mexico and Venezuela, and to the overall increase in fixed assets. Total depreciation and amortization charges derived from purchase price allocation processes stood at 962 million euros in 2012 (down 14.1% year-on-year).

Operating income in 2012 amounted to 10,798 million euros, a reported increase of 7.3%, helped by a 5.1% increase in OIBDA and hurt partially by a 2.8% increase in depreciation and amortization.

The share of profit (loss) of associates in 2012 reflects a loss of 1,275 million euros (vs. a loss of 635 million euros in 2011), primarily due to the write-down of Telco, S.p.A.’s investment in Telecom Italia and the recovery of all the operating synergies considered at the time of this investment, with a net impact of -1,355 million euros in 2012 and -662 million euros in 2011.

Telefónica, S.A.    191

2012 Consolidated Financial Statements

Net financial expense in 2012 totaled 3,659 million euros, 24.4% more than in 2011. This increase is due to two effects: first, an increase in average cost of net debt primarily due to the increase in average net debt (up 3.3% to a total of 58,187 million euros), the rise in credit spreads and the need to enhance liquidity (with very low returns compared to the cost of the debt) as a result of the financial market crises; and, secondly, to the increase in net exchange differences caused by the decline in estimated value of the Venezuelan bolivar. In spite of the increase in credit costs, the Group’s average cost of gross financial debt held steady at 4.7%. Stripping out net exchange rate differences, such expenses implied an average cost of net debt of 5.37% in 2012.

Corporate income tax in 2012 amounted to 1,461 million euros, implying an effect tax rate of 24.9% over the 5,864 million euros of profit before tax, lower than statutory rates, mainly due to the recognition of tax credits in several countries.

Profit attributable to non-controlling interests reduced net profit by 475 million euros in 2012, and primarily reflects the share of Telefónica Brazil, Telefónica Czech Republic and Telefónica Germany’s profits attributable to non-controlling interests. The year-on-year variation (a decrease of 39.5%) was due to reversal in the fourth quarter of 2011 of deferred tax liabilities recognized on the Vivo purchase price allocation (1,288 million euros) as a result of the change in the tax value of certain assets acquired.

In all, the consolidated profit of 2012 amounted to 3,928 million euros (down 27.3% year on year).

Year ended December 31, 2011 compared with year ended December 31, 2010

Consolidated results in 2011 reflect the impact of consolidation of 100% of Vivo since October 1, 2010 (50% prior to that date).

Revenues: Revenues rose 3.5% in 2011, to 62,837 million euros. The full consolidation of Vivo had an impact of 2,396 million euros. Exchange rates and the impact of hyperinflation in Venezuela subtracted -0.7 p.p. from revenue growth in the year. Excluding both impacts, revenues are in line with those of the prior year, with Latin America as the region with the highest contribution to revenues (46%) as well as to its growth.

Overall revenue growth was driven by the growth of accesses, as average revenue per access for the Group declined due to decreases in average revenue per mobile access in Europe and widespread decreases in the fixed line voice business. Excluding the impact of declines in interconnection tariffs, revenue growth was slightly more than 1 p.p. higher.

Other income: Other income totaled 2,107 million euros and reflects gains on disposals of non-strategic assets in the year, mainly in Latin America, in the amount of 541 million euros, and the positive impact derived from the partial reduction of the Group’s economic exposure from its stake in Portugal Telecom (184 million euros). The variation in other income compared to 2010 is primarily due to the 2010 recognition of a capital gain of 3,797 million euros arising from the remeasurement of the previously held investment in Brasilcel. Other income in 2010 also reflects gains on disposals of non-strategic assets and the sale of Manx, for 260 million euros and 61 million euros, respectively. Other income in 2011 also reflects the impact of lower ancillary income.

Total expenses, which include supplies, personnel expenses and other expenses (mainly external services and taxes other than corporate income tax), were 44,734 million euros in 2011, up 9.6% compared to 2010. The increase reflects the impact of full consolidation of Vivo from October 2010, which amounted to 1,574 million euros, and the increase in personnel expenses due to the recognition in 2011 of 2,671 million euros of restructuring costs related to the labor force reduction plan approved by the Group in Spain. In 2010, personnel expenses included 658 million euros of costs from the restructuring of workforces of several Group companies. Also in 2010, 400 million euros of firm commitments were recognized in relation to Telefónica Foundation’s social program.

Excluding the aforementioned effects, total expenses slightly exceeded revenue growth due to:

•	Supply and external services related to stronger commercial activity following the increasing adoption of smartphones in all regions, which implies higher handset costs in Latin America due to greater levels of commercial activity and to higher spending on 3G network deployment. However, total supplies were offset by lower mobile interconnection expenses.

Telefónica, S.A.    192

2012 Consolidated Financial Statements

•	Personnel expenses related to the increased headcount levels in Brazil and wage growth linked to higher inflation in some of the region’s markets.

•	Increase in other expenses caused by higher customer service costs, higher commercial expenses due to increased commercial activity and higher spending on 3G network deployment.

As a result of the above, OIBDA in 2011 decreased approximately 22% to 20,210 million euros from 25,777 million euros in 2010.

Depreciation and amortization increased by 9.1% in 2011, reflecting both the full consolidation of Vivo and the amortization of assets in Vivo’s purchase price allocation (336 million euros in 2011 compared to 84 million euros in 2010).

Operating income fell by approximately 39% to 10,064 million euros in 2011 from 16,474 million euros in 2010. Excluding foreign exchange rate effects and the consideration of Venezuela as a hyperinflationary economy, operating income would have decreased by 38% in the year.

The share of profit (loss) of associates reflects a loss of 635 million euros in 2011, compared to a profit of 76 million euros in 2010. The variation is due to the impact of the valuation adjustment made by Telco, S.p.A. to its stake in Telecom Italia, coupled with the impact of operational synergies considered in the investment made in this company and the deconsolidation of Portugal Telecom.

Net financial expenses for 2011 increased by 11% year-on-year to 2,941 million euros, primarily a result of the 13% rise in average financial debt, to a total of 56,351 million euros. This implied an average cost of debt of 5.22% which, adjusting for exchange rate differences, fell to below 5% (4.91%). Net financial debt increased by 711 million euros in the year to 56,304 million euros at December 31, 2011. Foreign exchange gains and losses for the year ended December 31, 2011 increased financial expenses by 29 million euros.

Corporate income tax in 2011 totaled 301 million euros (3,829 million euros in 2010), on a profit before tax of 6,488 million euros. In 2011, deferred tax liabilities recognized in the Vivo purchase price allocation of 1,288 million euros (952 million euros in profit for the year attributable to equity holders of the parent) were reversed as a result of the change in the tax value of certain assets upon the merger of Telesp and Vivo in October 2011, as they became tax deductible under Brazilian tax regulations.

Profit attributable to non-controlling interests reduced net profit by 784 million euros in 2011. This was mainly due to non-controlling interests’ share in the profits of Telefónica Brazil (864 million euros), which was affected by the exchange of Telesp shares for Vivo Participaçoes, and Telefónica Czech Republic shares (95 million euros). These impacts more than offset the non-controlling interests’ share of losses of Telefónica Telecom in Colombia.

As a result of all of the factors noted above, consolidated net profit for 2011 declined 46.9% to 5,403 million euros compared with 10,167 million euros in 2010.

Segment results

Some of the figures in the table below are compared at a constant exchange rate variation. For Financial Results comparison has been made using previous year average exchange rate to convert the figure. In these cases a comment of “excluding foreign exchange rate effect” has been indicated.

Some figures have been compared in local currency, taking the financial magnitudes in the relevant local currency as they were registered in the corresponding periods.

							Var 10/11		Var 11/12
Millions of euros	2010	% Total	2011	% Total	2012	% Total	Reported	Ex fx (*)	Reported	Ex fx (*)
Revenues	60,737		62,837		62,356		3.5%	4.2%	(0.8)%	(0.9)%

Telefónica Europe	33,726	55.5%	32,066	51.0%	29,995	48.1%	(4.9)%	(4.8)%	(6.5)%	(7.8)%
Telefónica Latin America	25,476	41.9%	28,941	46.1%	30,520	48.9%	13.6%	15.2%	5.5%	6.7%

OIBDA	25,777		20,210		21,231		(21.6)%	(21.2)%	5.1%	5.4%

Telefónica Europe	12,541	48.7%	9,278	45.9%	10,244	48.3%	(26.0)%	(26.1)%	10.4%	9.5%
Telefónica Latin America	13,630	52.9%	10,890	53.9%	11,103	52.3%	(20.1)%	(19.3)%	2.0%	3.1%

OIBDA Margin	42.4%		32.2%		34.0%

Telefónica Europe	37.2%		28.9%		34.2%
Telefónica Latin America	53.5%		37.6%		36.4%

Operating income	16,474		10,064		10,798		(38.9)%	(38.1)%	7.3%	8.8%

Telefónica Europe	7,455	45.3%	4,197	41.7%	5,233	48.5%	(43.7)%	(43.8)%	24.7%	23.9%
Telefónica Latin America	9,686	58.8%	6,120	60.8%	6,015	55.7%	(36.8)%	(35.3)%	(1.7)%	0.7%

Net income	10,167		5,403		3,928

(*)	Excluding foreign exchange rate effects and the consideration of Venezuela being considered a hyperinflationary economy

Telefónica, S.A.    193

2012 Consolidated Financial Statements

Revenues and OIBDA Contribution by Country

We include below some charts showing the Revenues and OIBDA contribution by main countries, and segments, to total Consolidated Group Revenues and OIBDA for 2010, 2011 and 2012. By way of explanation, Telefónica Spain revenues in 2012 contribute by 24.0% to total Group revenues in 2012 (that are 100%).

Telefónica, S.A.    194

2012 Consolidated Financial Statements

As the preceding charts show, the Telefónica Group has high geographic diversification, with Telefónica Europe (including Spain) and Telefónica Latin America showing similar shares in 2012. Spain and Brazil are the largest single contributors to OIBDA in the Group and also to revenues, followed by the UK, Germany, Venezuela, Argentina and Chile. Together, these countries accounted for 87% of OIBDA and 81% of Group revenue in 2012 (83% of OIBDA and 82% of revenue in 2011 and 72% of OIBDA and 81% of revenue in 2010, respectively), and are therefore those on which our discussion of segment results is focused

Contribution to growth by country

(Excludes the effects of exchange reates and hyperinflation in Venezuela)

In the charts included below, we disclose the contribution to growth by country and segment excluding the effects of exchange rates and hyperinflation in Venezuela. It is the contribution to consolidated growth of Revenues and OIBDA of main countries and segments, for 2011 and 2012. By way of explanation the negative 3.7% of Telefónica Spain in 2012 means that Telefónica Spain’s drop in revenues caused a -3.7 p.p. decrease in total consolidated revenues in 2012, and the addition of all countries’ contribution shown in the graph equals total group revenues drop in 2012 (-0.9% excluding the impact of exchange rates).

Contributions

Revenues 2011
Telefonica Europe
T.Spain -2.4%
United Kingdom -0.3%
Germany 0.3%
Czech Republic -0.3%
Slovakia 0.1%
Ireland -0.2%
Total -2.7%
Telefonica Latam
Brazil 5.3%
Mexico -0.4%
Venezuela 0.4%
Colombia 0.1%
Peru 0.2%
Argentina 0.7%
Chile 0.2%
Total 6.3%
Fil+ Rest+Eli. 0.5%
Growth Ex.Fx.
4.2%
Actual Growth
3.5%
Exchange Impact
-0.7
Revenues 2012
-3.7%
-0.6%
0.3%
-0.2%
0.1%
-0.2%
-4.0%
0.5%
0.0%
1.0%
0.0%
0.2%
0.9%
0.1%
3.1%
0.1%
Growth Ex.Fx.
-0.9%
Actual Growth
-0.8%
Exchange Impact
0.1

OIBDA 2011
Telefonica Europe
T.Spain -13,3%
United Kingdom 0,1%
Germany 1,1%
Czech Republic -0,3%
Slovakia 0,1%
Ireland -0,3%
Total -12,7%
Telefonica Latam
Brasil 4,9%
Mexico -0,1%
Venezuela 0,2%
Colombia 0,3%
Peru -0,2%
Argentina 0,5%
Chile -0,2%
Total -10,2%
Fil+ Rest+Eli. 1,7%
Growth Ex.Fx.
-21,2%
Actual Growth
-21,6%
Exchange Impact
-0,4
OIBDA 2012
8,7%
-1,7%
0,7%
-0,5%
0,1%
-0,4%
4,4%
1,3%
-0,7%
1,5%
0,0%
0,3%
0,0%
-0,4%
1,7%
-0,7%
Growth Ex.Fx.
5,4%
Actual Growth
5,1%
Exchange Impact
-0,3

Telefónica, S.A.    195

2012 Consolidated Financial Statements

Telefónica, S.A.    196

2012 Consolidated Financial Statements

Segment Outlook

TELEFÓNICA LATIN AMERICA

Accesses

Thousands of accesses	2010	2011	2012	% Var 10/11	% Var 11/12
Fixed telephony accesses (1)	24,403.6	23,960.7	24,153.3	(1.8)%	0.8%
Internet and data accesses	7,679.1	8,244.2	8,732.5	7.4%	5.9%
Narrowband	577.9	304.6	209.1	(47.3)%	(31.4)%
Broadband (2)	6,983.2	7,828.9	8,415.3	12.1%	7.5%
Other (3)	118.0	110.6	108.0	(6.3)%	(2.3)%
Mobile accesses	149,255.4	166,297.9	176,595.4	11.4%	6.2%
Prepay	119,359.1	131,087.2	137,141.5	9.8%	4.6%
Contract	29,896.3	35,210.7	39,453.9	17.8%	12.1%
Pay TV (4)	1,792.7	2,257.7	2,426.8	25.9%	7.5%

Final Clients Accesses	183,130.8	200,760.5	211,908.0	9.6%	5.6%

Wholesale Accesses	55.9	50.9	47.0	(9.0)%	(7.5)%

Total Accesses	183,186.7	200,811.3	211,955.1	9.6%	5.5%

Terra Accesses	556.1	641.7	604.7	15.4%	(5.8)%

Total Latin America Accesses	183,742.8	201,453.0	212,559.8	9.6%	5.5%

(1)	PSTN (including public use telephony) x1; ISDN basis access x1; ISDN primary access; 2/6 access x30. Includes the Group’s accesses for internal use and total fixed wireless accesses.
(2)	Includes ADSL, fiber optic, cable modem and broadband circuits.
(3)	Remaining retail circuits other than broadband
(4)	Includes 150 thousand TVA customers as from June 2011.

Evolution of competitive position

	Mobile Market Share (1)
Telefónica Latin America	2010	2011	2012
Brazil	29.7%	29.5%	29.1%
Argentina	31.0%	29.8%	29.7%
Chile	41.4%	39.1%	38.8%
Peru	63.4%	61.4%	60.0%
Colombia	22.4%	22.4%	21.6%
Venezuela	32.7%	32.7%	32.9%
Mexico	21.5%	20.9%	19.2%
Central America	n.a.	27.9%	29.7%
Ecuador	28.2%	28.4%	29.3%
Uruguay	38.5%	38.0%	37.4%

n.a.: not available.

(1)	Internal estimates (% of estimated market accesses)

Telefónica, S.A.    197

2012 Consolidated Financial Statements

Evolution of competitive position

	Share of ADSL (1)
Telefónica Latin America	2010	2011	2012
Brazil	24.8%	21.9%	18.8%
Argentina	31.9%	31.1%	30.9%
Chile	45.5%	43.0%	41.2%
Peru	91.2%	90.1%	90.1%
Colombia	20.8%	18.1%	18.1%

(1)	Internal estimates

Key trends in the mobile business

•

Mobile accesses stood at 176.6 million, up 6.2% year-on-year, despite the disconnection of 1.6 million inactive pre-pay accesses in Brazil and the implementation of more restrictive criteria concerning both new connections and disconnections in several countries in the region.

•	Mobile broadband accesses soared 67.5% (down from 114% in 2011), representing 15% of the region’s total accesses, helping drive overall growth in revenues.

•	The contract customer base grew 12.1% year-on-year and represented 22% of the total mobile accesses in Latin America, in line with the growth strategy laid down for the region.

•	Traffic in Telefónica Latin America grew 16% from 2011 to 2012, outperforming the growth of accesses.

•

ARPU fell slightly (-0.2% year-on-year) despite the significant negative impact derived from the reduction of mobile termination rates. Outgoing ARPU increased by 3.1% year-on-year reflecting the Company’s focus on maximizing customer value.

•

Both OIBDA and the OIBDA margin for both years reflect the sale of non-strategic towers: 583 million euros in 2012, and 541 million euros in 2011. The increase in expenses more than offset this impact.

Key trends in the fixed line business

•	Broadband accesses grew 7.5% year-on-year, to 8.4 million, with a net addition of 586 thousand in 2012.

•	Pay TV accesses were up 7.5% in 2012, to 2.4 million, with a net add of 169 thousand accesses in the year.

•

Accesses in the fixed telephony business stood at 24.2 million, for year-on-year growth of 0.8%. This increase primarily derives from the launch of convergent service offers and the rise in market share in this service, thanks to “fixed wireless” technology.

Results

Millions of euros Telefónica Latin America				Var 10/11		Var 11/12
	2010	2011	2012	Reported	Ex fx	Reported	Ex fx
Revenues	25,476	28,941	30,520	13.6%	15.2%	5.5%	6.7%
OIBDA	13,630	10,890	11,103	(20.1)%	(19.3)%	2.0%	3.1%
OIBDA Margin	53.5%	37.6%	36.4%	(15,9 p.p )	—	(1.3)	—
Depreciation and amortization	(3,944)	(4,770)	(5,088)	20.9%	19.0%	6.7%	6.3%
Operating Income	9,686	6,120	6,015	(36.8)%	(35.3)%	(1.7)%	0.7%

Telefónica, S.A.    198

2012 Consolidated Financial Statements

2012 results

Telefónica Latin America represented 49% of consolidated revenue (up 2.9 p.p. compared to 2011) and 52.3% of consolidated OIBDA (a 1.6 p.p. decrease compared to 2011). The segment contributed 3.1 p.p. to the year-on-year variation in the Group’s revenues stripping out the impact of exchange rates, mainly due to Venezuela’s, Argentina’s and Brazil’s contribution.

•

Telefónica Latin America reported a 5.5% year-on-year increase in revenue to 30,520 million euros in 2012, despite the negative impact (-1.2 p.p.) of exchange rate differences and hyperinflationary adjustments in Venezuela. These figures reflect the strong mobile service revenues generated in the year 2012 (up 11.4%), despite the negative impact of regulations.

The mobile broadband business posted a 24.1% rise in mobile data revenues compared to 2011, accounting for 29% of mobile services revenues (up 3 p.p. year-on-year). The increase in connectivity revenues underpinned growth in non-SMS data revenues (up 32.9% in the year, accounting for 57% of data revenues, up 4 p.p. year-on-year).

Revenues from handset sales increased by 17.9% to 1,661.4 million euros.

Brazil has shored up its role as the main regional market, accounting for 45% of the region’s revenues in 2012.

Revenue in the fixed line business was hit by the drop in fixed lines, which outweighed the growth in broadband and TV, with lower ARPUs due to intense commercial activity.

•

Total expenses in 2012 were 20,577 million euros, an increase of 6.8%. Exchange rate differences and hyperinflation had an impact on total expenses of 322 million euros. Stripping out this impact, the increase would have been 8.2%.

Expenses for supplies were 7,670 million euros, up 2.8%, due mainly to increased demand for terminals related to the larger share of Smartphone sale, to higher content, digital and data services costs and higher site lease costs for the deployment of towers and due to our sale and leaseback of certain towers.

Personnel expenses rose 13.5% to 2,908 million euros, driven mostly by increases in certain countries in the area with high inflation.

Other expenses rose 8.3% year-on-year to 9,999 million euros, driven by larger growth in commercial activity and increased spending on customer services.

•

OIBDA was 11,103 million euros in 2012, for reported year-on-year growth of 2.0% (up 1.1 p.p. when stripping out the effect of exchange rate differences and hyperinflation in Venezuela). The OIBDA margin was 36.4% for the year, down 1.3 p.p. compared to 2011.

•	Both OIBDA and the OIBDA margin for 2011 and 2012 reflect the sale of non-strategic towers: 583 million euros in 2012, and 541 million euros in 2011.

•

In 2012 a number of factors (integration expenses, brand changes and reversal of provisions in Brazil, service interruptions in Argentina, retroactive impact of the new Venezuela labor law, etc.) brought OIBDA down by 42 million euros.

•

Following a contractual change in the handset sales model in Chile, as from the fourth quarter of 2012, OIBDA is affected by the new accounting treatment given for revenues and expenses formerly linked to a mobile handset sales model involving lease without charge, with a negative impact of 22 million euros in the fourth quarter of 2012.

Telefónica, S.A.    199

2012 Consolidated Financial Statements

2011 results

Telefónica Latin America represented 46% of consolidated revenue and 54% of consolidated OIBDA in 2011. It was also the largest contributor (6.3 p.p.) to revenue growth in the year. At the OIBDA level, the contribution declined 10.2 p.p. due to the recognition of 3,797 million euros in 2010, derived from the re-measurement of our previously held investment in VIVO at its fair value at the date of our acquisition of the 50% of Brasilcel held by Portugal Telecom.

•

Telefónica Latin America reported a 13.6% increase in revenue in 2011, to 28,941 million euros, despite the negative impact (-1.6 p.p.) of exchange rate differences and hyperinflation in Venezuela. Results for this region are also impacted by the full consolidation of Vivo since October 2010. When excluding Mexico, which was affected by the performance of pre-pay revenues and the sharp reduction in mobile termination rates, revenue growth was strong in the region. As shown herein, the growth in the mobile business was driven by significant increases in both the customer base and mobile ARPU in virtually all countries. Revenue in the fixed line business was hit by the drop in fixed lines, which outweighed the growth in broadband and TV, with lower ARPUs due to significant competitive pressures.

Finally, revenue trends indicate higher growth in mobile service revenues due to the Group’s efforts to boost commercial activity (e.g. increased spending by content and service providers, increased cost of high-end handsets, etc.) in a bid to tap the growth potential of the market despite the negative short-term impact on commercial expenses.

Brazil represented 49% of total revenue in Latin America in 2011, reinforcing its status as the region’s leading market and the main driver of Telefónica’s organic revenue growth in Latin America.

•

Total expenses amounted to 19,258 million euros, 15% higher than in 2010. In 2010, total expenses were 16,677 million euros, although this would increase by 1,638 million euros if we added 50% of VIVO from January to September for purposes of comparison with 2011.

In addition, 2010 included one-off costs from the restructuring of workforces of 410 million euros. Foreign exchange rates and hyperinflation contributed 261 million euros to total expenses. Like-for-like (i.e. stripping out these impacts), total expenses increased by 5.8%. The increase compared to 2010 was mainly the result of increased commercial activity than in the same period a year earlier, aimed at boosting the Company’s future revenue growth.

Expenses in supplies rose in line with market trends, driven by growth of the new businesses, higher expenditure on content providers, circuits, sites and tower sales, and handsets costs, due to the growing weight of high-end handsets, such as smartphones.

Personnel expenses rose as the result of the internalization of contractors in Brazil and higher inflation in some Latin American economies.

The increase in other expenses was due to efforts to maintain high quality and customer service, which leads to larger fees and commissions, higher network and systems costs, larger energy costs related to both new sites and network deployment.

•	OIBDA for Telefónica Latin America fell 20.1% in 2011 to 10,890 million euros, affected by:

•	The consolidation of the remaining 50% of Vivo, which would have added nearly 900 million euros had this taken place at the beginning of 2010.

•	Foreign exchange rates and hyperinflation in Venezuela, which reduced OIBDA in Latin America by 128 million euros.

•

The recognition in 2010 of a 3,797 million euros gain deriving from the remeasurement of the previously held investment in Vivo at its fair value at the date of our acquisition of the 50% of Brasilcel previously held by Portugal Telecom.

•	The recognition in 2010 of non-recurring restructuring charges of 410 million euros.

Telefónica, S.A.    200

2012 Consolidated Financial Statements

Excluding these effects, OIBDA for Telefónica Latin America was virtually flat in 2011, as revenue growth was offset by the increased commercial activity (larger share of high-end handsets), and efforts to enhance quality –affecting network and system costs- and customer service.

BRAZIL

Accesses

Thousands of accesses	2010	2011	2012	% Var 10/11	% Var 11/12
Fixed telephony accesses (1)	11,292.6	10,977.4	10,642.7	(2.8)%	(3.0)%
Internet and data accesses	3,848.2	3,942.6	3,964.3	2.5%	0.6%
Narrowband	446.2	214.5	137.9	(51.9)%	(35.7)%
Broadband (2)	3,319.2	3,648.0	3,748.4	9.9%	2.8%
Other (3)	82.8	80.0	78.1	(3.3)%	(2.5)%
Mobile accesses	60,292.5	71,553.6	76,137.3	18.7%	6.4%
Pre-Pay	47,658.6	55,438.1	57,335.1	16.3%	3.4%
Contract	12,633.9	16,115.5	18,802.2	27.6%	16.7%
Pay TV (4)	486.3	698.6	601.2	43.7%	(13.9)%

Final Clients Accesses	75,919.6	87,172.1	91,345.4	14.8%	4.8%

Wholesale Accesses	33.9	28.0	24.4	(17.3)%	(13.0)%

Total Accesses	75,953.5	87,200.1	91,369.8	14.8%	4.8%

(1)	PSTN (including public use telephony) x1; ISDN basis access x1; ISDN primary access; 2/6 access x30. Includes the Group’s accesses for internal use and total fixed wireless accesses.
(2)	Includes ADSL, fiber optic, cable modem and broadband circuits.
(3)	Remaining retail circuits other than broadband
(4)	Includes 150 thousand TVA customers as from June 2011.

The Brazilian telecommunications market continues to grow, particularly in mobile and broadband data. In this setting, the company’s operations in Brazil performed well. We continue to hold leading market positions in terms of mobile accesses and revenues based on internal estimates, although the share of fixed broadband accesses has eroded due to aggressive commercial efforts by competitors.

During the year, several new sales efforts were launched in the mobile segment, continually repositioning consumer plans in order to boost the market share in data services and voice traffic, as well as in the fixed business, rolling out convergent services and developing fixed wireless technology outside Sao Paulo. This technology is currently in place in the country’s main metropolitan regions. In the television segment, the company launched the IPTV pay TV service in October and the OTT “Vivo Play” service (on demand video) in December 2012. The company also rolled out a 200 Mb fixed broadband offer through the fiber network, a notable market milestone.

Telefónica, S.A.    201

2012 Consolidated Financial Statements

Results

Millions of euros Brazil				% Var 10/11		% Var 11/12
	2010	2011	2012	€	Local Currency	€	Local Currency
Revenues	11,119	14,326	13,618	28.8%	28.7%	(4.9)%	2.3%

Wireless Business	4,959	8,437	8,573	n.c.	n.c.	1.6%	9.4%

Service revenues	4,649	8,014	8,167	n.c.	n.c.	1.9%	9.7%

Wireline Business	6,843	5,890	5,045	n.c.	n.c.	(14.4)%	(7.8)%

OIBDA	4,074	5,302	5,161	30.2%	30.0%	(2.7)%	4.8%
OIBDA Margin	36.6%	37.0%	37.9%	0.4 p.p.	0.4 p.p.	0.9 p.p.	0.9 p.p.
Capex	1,797	2,468	2,444	37.4%	37.2%	(1.0)%	6.6%
OpCF (OIBDA—Capex)	2,277	2,834	2,717	24.5%	24.3%	(4.1)%	3.2%

“n.c.”: not comparable

2012 results

•	Revenues amounted to 13,618 million euros in 2012, for year-on-year growth of 2.3% in local currency. Revenues from the mobile business came in at 8,573 million euros for the year, up 9.4% in local currency compared to 2011, where service revenues close at 9.7% in local currency compared to 2011 thanks to the good evolution of the outgoing revenues boosted by the average customer base growth and the growing weight in data revenues. This is partially offset by the incoming revenue fall (and consequent ARPU decrease) affected by the negative impact of the lower mobile termination rates. Additionally, our customer base in Brazil suffered a drop due to the disconnection in the second quarter of 1.6 million inactive prepay mobile accesses in Brazil.

Brazil—Mobile

	2010	2011	2012	% Var Local Currency 10/11	% Var Local Currency 11/12
Traffic (million minutes)	77,463	92,081	113,955	n.c.	27.4%
ARPU (euros)	11.0	10.2	8.9	n.c.	(6.4)%

“n.c.”: not comparable

The fixed business reported revenues of 5,045 million euros, down 7.8% in local currency due to lower retail fixed-mobile rates and to steep competition in the fixed broadband and pay TV businesses.

•	OIBDA stood at 5,161 million euros in 2012, up 4.8% in local currency driven by mobile revenues growth, offset by fixed voice revenues drop as well as expenses growth due to higher personnel costs coming from the internalization of contractors and workforce restructuring expenses and the increase of external services costs, associated to a higher commercial activity. On the other hand, OIBDA was positively affected by the recognition of 445 million euros in other income derived from the sale of non-strategic assets, compared to 187 million euros in 2011. The overall OIBDA margin was 37.9%, a 0.9 p.p. improvement on 2012.

2011 results

•	Revenues: Revenues trends were impacted by a number of factors:

•	The consolidation of the additional 50% of Vivo since October 2010, which affected period-to-period comparisons.

•	The full consolidation of TVA from June 2011, with retroactive effects from January 1, 2011. TVA contributed 81 million euros to revenue and 22 million euros to OIBDA in 2011.

Telefónica, S.A.    202

2012 Consolidated Financial Statements

In addition, following the transfer of the long-distance license from Telesp to Vivo in the last quarter of 2011, long-distance revenues were reclassified such that long-distance revenues arising in the mobile network are attributed to the mobile business and those from the fixed network to the fixed line business, and shown net of eliminations. This has no impact at the consolidated level, but affects the year-on-year comparability of the mobile and fixed line businesses.

Like-for-like mobile service revenues (i.e. including the impacts in both years) were 10.6% higher in 2011, in line with the growth in our customer base, with ARPU falling 3.6% due to aggressive commercial activity in the region. Data business revenues, representing 24% of service revenues, reflected a solid performance and became a key driver of the company’s future growth.

In the fixed line business, revenue adjusted, reduced by the transfer of the long-distance license, decreased by 1.4% in local currency. Growth in broadband (11% in local currency) and TV (45% in local currency, but not comparable due to the addition of TVA) was insufficient to offset the decline in the traditional voice business, mainly because of the loss of open lines (not bundled or pre-pay or controlled usage).

•

OIBDA: OIBDA in Brazil amounted to 5,302 million euros in 2011, and, as with revenues, is not comparable to prior year results due to the impact of consolidation of the additional 50% stake in Vivo since October 2010. The contribution to OIBDA in the first nine months of 2010 would be approximately 900 million euros. Excluding this impact and the 60 million euros recognized in 2010 for workforce restructuring expenses, the OIBDA margin would be similar in 2011 and 2010. OIBDA also includes proceeds from the disposal of non-strategic assets of 186 million euros in 2011 and 117 million euros in 2010.

ARGENTINA

Accesses

Thousands of accesses	2010	2011	2012	% Var 10/11	% Var 11/12
Fixed telephony accesses (1)	4,621.5	4,611.0	4,762.4	(0.2)%	3.3%
Fixed wireless	35.5	38.2	234.6	7.6%	514.1%
Internet and data accesses	1,505.4	1,630.7	1,755.5	8.3%	7.7%
Narrowband	65.7	35.7	19.3	(45.7)%	(46.0)%
Broadband (2)	1,439.7	1,595.1	1,736.3	10.8%	8.9%
Mobile accesses	16,148.9	16,766.7	17,604.0	3.8%	5.0%
Pre-Pay	10,370.4	10,581.3	11,000.0	2.0%	4.0%
Contract	5,778.5	6,185.4	6,604.0	7.0%	6.8%
Final Clients Accesses	22,275.8	23,008.4	24,121.9	3.3%	4.8%

Wholesale Accesses	13.0	13.9	14.1	7.0%	1.2%

Total Accesses	22,288.8	23,022.3	24,136.0	3.3%	4.8%

(1)	PSTN (including public use telephony) x1; ISDN basis access x1; ISDN primary access; 2/6 access x30. Includes the Group’s accesses for internal use and total fixed wireless accesses.
(2)	Includes ADSL, fiber optic, cable modem and broadband circuits.

In 2012, based on internal estimates, Telefónica Argentina maintained its market leadership, underpinned by a benchmark services portfolio with integrated fixed and mobile broadband bundles and added value services. The company applies a segmented approach in order to cover the diverse needs of its customer base. The key feature of the mobile business in 2012 was the heavy across-the-board increase in the mobile broadband service. In the fixed line business, the company retained its market leadership in both fixed line and broadband accesses in terms of market shares, based on internal estimates, maintaining growth in the number of lines, unlike the other operations in the region.

Telefónica, S.A.    203

2012 Consolidated Financial Statements

Results

Millions of euros Argentina				% Var 10/11				% Var 11/12
	2010	2011	2012	€		Local Currency		€		Local Currency
Revenues	3,073	3,174	3,697	3.3%		14.5%		16.5%		18.4%

Wireless Business	1,979	2,039	2,431	3.0%		14.2%		19.2%		21.2%

Service revenues	1,845	1,880	2,200	1.9%		12.9%		17.0%		19.0%

Wireline Business	1,187	1,237	1,390	4.3%		15.6%		12.3%		14.2%

OIBDA	1,082	1,085	1,076	0.2%		11.1%		(0.8)%		0.8%
OIBDA Margin	34.3%	33.4%	28.5%	(0.9	) p.p.	(0.9	) p.p.	(4.8	) p.p.	(4.8	) p.p.
Capex	398	449	519	12.6%		24.9%		15.6%		17.5%
OpCF (OIBDA—Capex)	684	636	557	(7.0)%		3.1%		(12.4)%		(10.9)%

2012 results

The financial results in Argentina for the year were negatively affected by compensation paid to customers in respect of a software outage in Movistar’s national network equipment, which affected service on April 2, 2012. In addition, results were also adversely affected by the heavy storm that hit the northern part of Buenos Aires on April 4, 2012.

•	Revenues: Service revenues from the mobile business grew sharply in 2012 (19.0% excluding foreign exchange rate effects), reflecting higher usage levels, driven by data usage and growth in the customer base. Data revenues are the main lever for growth (33.5%, excluding exchange rate differences).

Argentina—Mobile

	2010	2011	2012	% Var Local Currency 10/11	% Var Local Currency 11/12
Traffic (million minutes)	17,550	18,788	21,201	7.1%	12.8%
ARPU (euros)	9.2	9.7	11.0	17.3%	14.6%

Revenues in the fixed line business rose 14.2% in local currency due to the solid growth in revenues from broadband and new services (26.5%), reflecting the strong improvement in Internet and content revenues and revenues from data, IT and leasing of capacity.

•	OIBDA at Telefónica Argentina stood at 1,076 million euros, a 0.8% rise in local currency, not fully reflecting the good evolution of revenues due to the general rise in prices that impacted operating expenses, (mainly personnel expenses and external services due to inflation).

2011 results

•

Revenues: Growth in mobile service revenues (12.9% in local currency) was driven by a base of higher value customers, as seen in the increase in ARPU and the weight of the contract segment. Mobile data ARPU growth was driven by both the positive performance of SMS and the higher number of customers with data rates.

Revenues in the fixed line business rose 15.6% in local currency due to higher internet and content revenues (up 29.5%), propelled by the growth in broadband, and revenues from data, IT and leasing of capacity (up 18.1%).

•

OIBDA at Telefónica Argentina reached 1,085 million euros, an increase of 11.1% in local currency, not reflecting the growth percentages in revenue due to the general rise in prices that impacted operating expenses.

Telefónica, S.A.    204

2012 Consolidated Financial Statements

VENEZUELA

Accesses

Thousands of accesses	2010	2011	2012	% Var 10/11	% Var 11/12
Mobile accesses	9,514.7	9,438.7	10,549.0	(0.8)%	11.8%
Pre-Pay	8,740.3	8,570.9	9,514.8	(1.9)%	11.0%
Contract	774.4	867.8	1,034.3	12.1%	19.2%
Fixed wireless	966.2	883.4	900.3	(8.6)%	1.9%
Pay TV	69.3	114.3	215.3	65.0%	88.3%

Total Accesses	10,550.2	10,436.4	11,664.6	(1.1)%	11.8%

In 2012, Telefónica maintained a strong services offer in the market, strategically shoring up its leadership by maximizing the customer value, focusing on quality of service and innovation, and providing for the ongoing improvement of rates plans. Over the course of the year, results improved in both operating and financial terms. The company continued to focus on sales campaigns to promote mobile broadband, given the high percentage of smartphone customers.

Results

Millions of euros Venezuela				% Var 10/11				% Var 11/12
	2010	2011	2012	€		Local Currency		€	Local Currency
Revenues	2,318	2,688	3,338	15.9%		11.2%		24.2%	28.1%

Service revenues	2,073	2,435	2,972	17.5%		12.8%		22.0%	25.6%
OIBDA	1,087	1,177	1,500	8.2%		4.4%		27.5%	30.0%
OIBDA Margin	46.9%	43.8%	44.9%	(3.1	) p.p.	(3.1	) p.p.	1.2 p.p.	0.7 p.p.
CapEx	293	372	463	26.9%		0.9%		24.5%	31.2%
OpCF (OIBDA-CapEx)	794	805	1,037	1.3%		5.6%		28.8%	29.5%

2012 results

•

Revenues: In 2012, revenues stood at 3,338 million euros, for a year-on-year growth of 28.1% in local currency. This improvement primarily reflected higher mobile service revenue (up 25.6%), driven by the larger customer base and the increase in ARPU, offset in part by lower interconnection rates, which had an impact of 28 million euros. Excluding this impact, service revenues would have increased by 26.9% year-on-year in local currency.

Data revenues for the year 2012 grew 37.4% compared to 2011, representing 39% of mobile service revenues (up 3 p.p. year-on-year). Non-SMS data revenues climbed 78% year-on-year, accounting for 53% of data revenues (up 12 p.p. compared to 2011).

Venezuela—Mobile

	2010	2011	2012	% Var Local Currency 10/11	% Var Local Currency 11/12
Traffic (million minutes)	14,195	14,529	16,408	2.4%	12.9%
ARPU (euros)	14.3	16.7	21.2	24.8%	17.4%

•

OIBDA: OIBDA stood at 1,500 million euros in 2012, for year-on-year growth of 30.0% in local currency. This growth is due to the service revenues good performance that compensates the expenses growth (26.5% in local currency) mainly impacted by the increase in personnel expenses following the reform of the labor law what resulted in higher personnel provisions, and the higher commercial costs related to the increased commercial activity in the year. The OIBDA margin was 44.9% in 2012 (up 1.2 p.p. compared to 2011), driven by the ongoing focus on boosting efficiency levels.

Telefónica, S.A.    205

2012 Consolidated Financial Statements

2011 results

•

Revenues: Growth in mobile service revenue (12.8% excluding foreign exchange rate effects) was driven by higher ARPU despite reductions in interconnection tariffs, with a negative impact of 22 million euros in the year.

Data revenues remained a key growth driver, rising 23.7% in the year and representing 36% (up 3 p.p.) of mobile service revenues.

•

OIBDA: OIBDA for 2011 was 1,177 million euros, increasing 4.4% from the prior year. Telefónica Venezuela’s OIBDA margin stood at 43.8% (down 3 p.p. year-on-year), with continued high levels of efficiency in an environment characterized by widespread price increases that translated into higher personnel and subcontractor expenses.

Telefónica, S.A.    206

2012 Consolidated Financial Statements

CHILE

Accesses

Thousands of accesses	2010	2011	2012	% Var 10/11	% Var 11/12
Fixed telephony accesses (1)	1,939.3	1,848.1	1,737.9	(4.7)%	(6.0)%
Internet and data accesses	836.0	887.4	940.1	6.1%	5.9%
Narrowband	6.6	5.8	5.5	(12.3)%	(5.2)%
Broadband (2)	821.5	878.1	932.0	6.9%	6.1%
Other (3)	7.9	3.5	2.5	(55.9)%	(27.0)%
Mobile accesses	8,794.0	9,548.1	10,040.1	8.6%	5.2%
Pre-Pay	6,179.3	6,732.7	7,385.0	9.0%	9.7%
Contract	2,614.7	2,815.4	2,655.1	7.7%	(5.7)%
Pay TV (4)	341.2	390.8	424.0	14.5%	8.5%

Final Clients Accesses	11,910.5	12,674.4	13,142.1	6.4%	3.7%

Wholesale Accesses	5.3	5.2	4.9	(2.2)%	(5.9)%

Total Accesses	11,915.8	12,679.6	13,147.0	6.4%	3.7%

(1)	PSTN (including public use telephony) x1; ISDN basis access x1; ISDN primary access; 2/6 access x30. Includes the Group’s accesses for internal use and total fixed wireless accesses.
(2)	Includes ADSL, fiber optic, cable modem and broadband circuits.
(3)	Remaining retail circuits (broadband)

Telefónica maintained its position as one of the leaders in the Chilean telecommunications market, strengthening its competitive advantage through an integrated and unique service offer, despite the stiff market competition. In 2012, Telefónica Chile’s commercial activity was negatively affected by the nationwide introduction of number portability, in both the mobile and the fixed businesses.

During the year, the company promoted mobile broadband and high-speed fixed broadband, both in VDSL and fiber optic technology, and continually enhanced its offers through bundled services. In late 2012, the company launched the new IPTV platform, following an alliance with Microsoft that made it possible to bundle broadband services and improve its television offers.

Results

Millions of euros Chile				% Var 10/11				% Var 11/12
	2010	2011	2012	€		Local Currency		€		Local Currency
Revenues	2,197	2,310	2,569	5.2%		4.8%		11.2%		3.3%

Wireless Business	1,266	1,399	1,559	10.5%		10.1%		11.5%		3.6%

Service revenues	1,175	1,283	1,429	9.2%		8.9%		11.4%		3.5%

Wireline Business	1,038	1,037	1,113	(0.1)%		(0.4)%		7.3%		(0.3)%

OIBDA	1,092	1,035	1,033	(5.2)%		(5.5)%		(0.2)%		(7.3)%
OIBDA Margin	49.7%	44.8%	40.2%	(4.9	) pp	(4.9	) pp	(4.6	) pp	(4.6	) pp
Capex	516	529	606	2.4%		2.1%		14.6%		6.5%
OpCF (OIBDA—Capex)	576	507	427	(12.0)%		(12.3)%		(15.7)%		(21.7)%

Telefónica, S.A.    207

2012 Consolidated Financial Statements

2012 results

•	Revenues: Mobile revenues rose 3.6% in local currency to 1,559 million euros fuelled by growth in service revenues. Service revenues were 3.5% higher in local currency, with the growth in the customer base making up for the downtrend in ARPU in local currency caused by the drop in usage, mainly among pre-pay customers, in view of greater market competition.

Fixed line revenues remained stable with respect to 2011, amounting to 1,113 million euros, underpinned by broadband and new services revenues (52% of revenues and up 10.9% in local currency), reflecting the growth in Internet, TV, content revenues, data, IT and capacity lease revenues, which offset the 9.9% decrease in voice and access revenues (in local currency).

Chile—Mobile

	2010	2011	2012	% Var Local Currency 10/11	% Var Local Currency 11/12
Traffic (million minutes)	11,791	12,218	13,064	3.6%	6.9%
ARPU (euros)	12.1	11.6	12.0	(4.1)%	(3.9)%

•

OIBDA: OIBDA dropped 7.3% in local currency in local currency despite revenues are increasing 3.3% due to a higher commercial activity in the mobile business with the start-up of portability, which results in higher growth in supplies, content and interconnection expenses plus the negative effect in other revenues of the sale of towers (32 million euros compared to 50.1 million euros in 2011). In addition, following a contractual change in the handset sales model in Chile, OIBDA is affected by the negative effect of the new accounting treatment applicable to revenues and expenses formerly linked to a mobile handset sales model involving lease without charge that was previously accounted as Capex (negative impact of 22 million euros, all included in the last quarter of the year).

2011 results

•

Revenues: Mobile revenues rose 10.1% in local currency to 1,399 million euros in 2011, fuelled by the strong growth in service revenues. Service revenues increased by 8.9% in local currency, as a result of the growth in the customer base, offsetting the downtrend in ARPU caused by the drop in usage from pre-pay customers. Data revenues also had a positive performance, with a 34% increase in the year in local currency, representing 19% of total service revenues.

Fixed line revenues in Chile remained stable with respect to 2010, with the 12.3% increase in Internet, TV and content revenues offsetting the 8% decrease in local currency in traditional business revenues.

•

OIBDA: OIBDA decreased 5.5% in local currency, partly due to the recognition in 2010 of damage compensation received on insurance contracts following earthquake damage in February 2010 and gains from the disposal of non-strategic assets (15 million euros) in 2010. Gains on the sale of non-strategic assets in 2011 amounted to 50 million euros OIBDA for the year was also impacted by the 24% increase in supply costs (excluding foreign exchange rate effects) caused by higher interconnection costs from increased traffic and greater equipment costs resulting from the increased commercial activity in the mobile business attributable to purchases of high-end handsets.

Telefónica, S.A.    208

2012 Consolidated Financial Statements

MÉXICO

Accesses

Thousands of accesses	2010	2011	2012	% Var 10/11	% Var 11/12
Mobile accesses	19,661.6	19,742.4	19,168.0	0.4%	(2.9)%
Pre-Pay	18,061.3	18,149.8	17,668.3	0.5%	(2.7)%
Contract	1,600.2	1,592.6	1,499.7	(0.5)%	(5.8)%
Fixed wireless	565.5	745.3	1,158.9	31.8%	55.5%

Total Accesses	20,227.1	20,487.7	20,326.9	1.3%	(0.8)%

The company launched its “Zero Prepayment” campaign in the latter part of the year, allowing customers to call any fixed or mobile operator in Mexico, the US or Canada for 0.85 Mexican pesos/minute. This campaign was a milestone in the strategy to reduce rates within the “call anywhere” plans, rolled out following the drastic reduction in interconnection rates in the first half of 2011. In addition, through the year the company unveiled new data plans aimed at boosting the mobile broadband business. These plans include the LTE launch, with Movistar being the first operator to offer this service in Mexico. All these efforts reflect the company’s strategic focus on innovation and quality of service.

It should also be noted that in the second half of 2012 the agreement on national roaming with Iusacell came into effect, significantly reinforcing the coverage and capacity of the services that both companies provide (Iusacell and Telefónica Móviles México).

Results

				% Var 10/11				% Var 11/12
Millions of euros México	2010	2011	2012	€		Local Currency		€		Local Currency
Revenues	1,832	1,557	1,596	(15.0)%		(12.3)%		2.5%		0.4%
Service revenues	1,651	1,387	1,416	(16.0)%		(13.3)%		2.1%		(0.0)%
OIBDA	623	572	432	(8.2)%		(5.2)%		(24.6)%		(26.1)%
OIBDA Margin	34.0%	36.7%	27.0%	2.7	p.p.	2.7	p.p.	(9.7	) p.p.	(9.7	) p.p.
CapEx	1,580	471	427	(70.2)%		(69.2)%		(9.4)%		(11.3)%
OpCF (OIBDA-CapEx)	(957)	101	5	c.s.		c.s.		(95.2)%		(95.3)%

2012 Results

•	Revenues amounted to 1,596 million euros in 2012, for 0.4% growth year-on-year in local currency. Mobile service revenues remained stable compared to 2011 in local currency amounting to 1,416 million euros in 2012 thanks to an increase in data revenues, despite an estimated negative impact of 64 million euros from the lower interconnection rates approved by the regulatory authorities in the second quarter of 2011. Data revenues climbed 15.0% from 2011 to 2012, despite the 54% reduction in SMS interconnection rates in September 2012. Data revenues account for 33% of mobile service revenues (up 4 p.p. year-on-year). Non-SMS data revenues rose 61.8% year-on-year, accounting for 39% of data revenues (up 11 p.p. compared to 2011).

•	OIBDA: OIBDA was 432 million euros in 2012 (down 26.1% year-on-year in local currency), for an OIBDA margin of 27.0%, strongly impacted by the sale of non-strategic towers in 2011, which amounted to 240 million euros compared with the year-on-year comparison to 77 million euros for tower sales in 2012. Stripping out this effect, OIBDA grew 6.5%, slightly over revenue evolution. It is important to highlight the interconnection rates reduction which negatively impacted OIBDA by 14 million euros. Such rate reduction is more than offset by a higher level of efficiency coming from the Iusacell roaming agreement and higher commercial efficiency. For 2012, OIBDA margin was 27.0%, due to the gradual improvement in margin throughout the year.

Telefónica, S.A.    209

2012 Consolidated Financial Statements

2011 results

•	Revenues: Service revenues decreased by 13.3% in local currency to 1,387 million euros, principally as the result of the aforementioned reductions in interconnection tariffs and the impact of lower revenue from outgoing traffic in the pre-pay segment attributable to decreased usage. These changes prompted the Company to launch new commercial offers in the second half of the year.

•	OIBDA: The decrease in OIBDA was caused by increased costs associated with the Company’s overall commercial repositioning efforts and 3G network deployment, as well as the impact of the interconnection tariff reductions described above. The 2011 decrease in OIBDA was partially offset by the sale of non-strategic assets, which resulted in a gain 240 million euros.

PERU

Accesses

Thousands of accesses	2010	2011	2012	% Var 10/11	% Var 11/12
Fixed telephony accesses (1)	2,871.2	2,848.4	2,883.4	(0.8)%	1.2%
Fixed wireless	537.8	444.6	580.3	(17.3)%	30.5%
Internet and data accesses	885.4	1,120.4	1,317.6	26.5%	17.6%
Narrowband	15.4	9.4	8.2	(38.7)%	(12.8)%
Broadband (2)	850.8	1,090.6	1,288.3	28.2%	18.1%
Other (3)	19.2	20.4	21.0	6.1%	3.1%
Mobile accesses	12,507.1	13,998.3	15,196.9	11.9%	8.6%
Pre-Pay	10,104.4	11,079.6	11,555.3	9.7%	4.3%
Contract	2,402.7	2,918.7	3,641.6	21.5%	24.8%
Pay TV (4)	690.6	799.0	901.6	15.7%	12.8%

Final Clients Accesses	16,954.3	18,766.1	20,299.5	10.7%	8.2%

Wholesale Accesses	0.5	0.4	0.4	(3.7)%	(8.0)%

Total Accesses	16,954.8	18,766.6	20,299.9	10.7%	8.2%

(1)	PSTN (including public use telephony) x1; ISDN basis access x1; ISDN primary access; 2/6 access x30. Includes the Group’s accesses for internal use and total fixed wireless accesses.
(2)	Includes ADSL, fiber optic, cable modem and broadband circuits.
(3)	Remaining retail circuits (broadband)

Telefónica consolidated its position as one of the key players shored up its leadership of the Peruvian market, boosting total accesses by 8.2%, driven by growth in the mobile, traditional fixed, pay TV and fixed broadband businesses.

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2012 Consolidated Financial Statements

Results

				% Var 10/11				% Var 11/12
Millions of euros Perú	2010	2011	2012	€		Local Currency		€		Local Currency
Revenues	1,960	2,030	2,400	3.6%		6.1%		18.2%		4.6%

Wireless Business	1,001	1,088	1,314	8.7%		11.3%		20.8%		6.9%

Service revenues	854	948	1,164	11.1%		13.7%		22.7%		8.6%

Wireline Business	1,097	1,069	1,226	(2.5)%		(0.2)%		14.7%		1.5%

OIBDA	812	751	909	(7.6)%		(5.3)%		21.0%		7.1%
OIBDA Margin	41.4%	37.0%	37.9%	(4.5	) p.p.	(4.5	) p.p.	0.9	p.p.	0.9	p.p.
Capex	295	302	378	2.3%		4.8%		25.2%		10.8%
OpCF (OIBDA—Capex)	517	449	531	(13.2)%		(11.1)%		18.2%		4.6%

2012 results

•	In 2012, revenues amounted to 2,400 million euros, up 4.6% year-on-year in local currency, due to growth in both the mobile and fixed businesses.

Revenues in the mobile business (up 6.9%) were driven by voice and data revenues, with a year-on-year rise of 44.8% despite adverse regulatory impacts which affected fixed-mobile calls (due to a decrease in the regulated retail rate) and the mobile interconnection rate cuts in October 2011 and 2012. On the other hand, handset revenues fall by 4.4% year-on-year. Revenues from the fixed business totaled 1,226 million euros in 2012, up 1.5% on the prior year. As in 2011, broadband and new services revenues were the primary growth drivers, with a year-on-year rise of 12.9%, offsetting a sharp decline in voice revenues.

•	OIBDA stood at 909 million euros in 2012 (up 7.1% year-on-year), mainly explained by the good revenue performance, partially offset by higher commercial costs driven by the increased commercial activity relating to higher-value customers, higher taxes related to the canon for the usage of radio electric spectrum and also the personnel expenses increase related to the employee participation of the company results (employees get a percentage of net income of the company). This OIBDA growth is positively affected by the recognition in 2012 of 23 million euros gains from the sale of non-strategic assets, compared to gains of 2 million euros in the fourth quarter of 2011. Finally the OIBDA margin places at 37.9% (up 0.9 p.p. compared to 2011).

2011 results

•	Overall, the business performed well, resulting in a 6% increase in revenue in local currency despite the reduction in interconnection rates in the mobile network in October, 2011. The increase in revenue was due to the strong performance by the mobile business and the maintenance of the traditional fixed telephony business.

•	OIBDA is not comparable to the prior year due to the recognition in 2010 of gains from the sale of non-strategic assets (39 million euros) and workforce restructuring expenses (23 million euros).

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2012 Consolidated Financial Statements

COLOMBIA

Accesses

Thousands of accesses	2010	2011	2012	% Var 10/11	% Var 11/12
Fixed telephony accesses (1)	1,586.9	1,480.6	1,420.4	(6.7)%	(4.1)%
Internet and data accesses	553.6	620.3	714.0	12.0%	15.1%
Narrowband	5.6	7.9	8.5	41.5%	7.5%
Broadband (2)	548.0	612.3	705.4	11.7%	15.2%
Other (3)	—	—	—	—	na
Mobile accesses	10,004.5	11,391.1	11,703.6	13.9%	2.7%
Pre-Pay	7,679.1	8,626.8	8,675.2	12.3%	0.6%
Contract	2,325.5	2,764.2	3,028.4	18.9%	9.6%
Pay TV	205.3	255.0	284.8	24.2%	11.7%

Final Clients Accesses	12,350.3	13,746.9	14,122.8	11.3%	2.7%

Wholesale Accesses	3.3	3.3	3.3	na	—

Total Accesses	12,353.6	13,750.2	14,126.1	11.3%	2.7%

n.a.: not applicable

(1)	PSTN (including public use telephony) x1; ISDN basis access x1; ISDN primary access; 2/6 access x30. Includes the Group’s accesses for internal use and total fixed wireless accesses.
(2)	Includes ADSL, fiber optic, cable modem and broadband circuits.
(3)	Retail circuits other than broadband

The year 2012 has meant a significant milestone in the development of Telefónica’s operations in Colombia after the Telefónica Móviles Colombia, S.A. and Colombia Telecomunicaciones S.A. merger (completed at the end of June 2012), through which the company brought all of its operations in the country (fixed and mobile services) together under the Movistar brand. Telefónica shored up the integrated sale of products, bundling fixed and mobile services, while maintaining its focus on higher-value customers.

Telefónica Colombia reported 14.1 million accesses at the 2012 year end, for a year-on-year growth of 2.7%.

Results

				% Var 10/11				% Var 11/12
Millions of euros Colombia *	2010	2011	2012	€		Local Currency		€		Local Currency
Revenues	1,529	1,561	1,765	2.1%		4.5%		13.0%		1.6%

Wireless Business	859	906	1,070	5.5%		8.0%		18.1%		6.1%

Service revenues	801	841	994	4.9%		7.4%		18.3%		6.3%

Wireline Business	670	655	695	(2.3)%		0.0%		6.1%		(4.7)%

OIBDA	484	540	607	11.6%		14.3%		12.4%		1.0%
OIBDA Margin	31.7%	34.6%	34.4%	2.9	p.p.	2.9	p.p.	(0.2	) p.p.	(0.2	) p.p.
Capex	334	405	352	21.3%		24.2%		(13.2)%		(22.0)%
OpCF (OIBDA—Capex)	150	135	256	(9.9)%		(7.7)%		89.2%		70.0%

*	Mobile and fixed telephone revenues for 2010 and 2011 have been restated in view of the merger carried out in June 2012, in order to assign the eliminations to the corresponding businesses.

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2012 Consolidated Financial Statements

2012 results

•	Revenues totaled 1,765 million euros in 2012 (year-on-year growth of 1.6% in local currency), thanks to the strong performance of the mobile business, despite lower ARPU and the reduction in mobile termination rates. The fixed business reported revenues of 695 million euros, down -4.7% in local currency due to a lower number of accesses, the increase of competition in an already highly competitive environment and the reduction in termination rates.

•	OIBDA was 607 million euros at the 2012 year end, up 1.0% compared to the prior year as a result of higher revenues (up 1.6% year-on-year) and operating expenses decreasing 2.2% year-on-year, thanks to the efficiency measures applied by the business operator in Colombia, which were mainly reflected in lower personnel and subcontract expenses. Supply costs also fell year-on-year due to the reduction in termination rates. These were offset by the year-on-year comparison affected by recognition of gains on the sale of non-strategic towers of 2 million euros in 2012 and 25 million euros in 2011.

2011 results

•	Solid business growth resulted in a 4.5% increase in revenues in local currency, underpinned by strong revenues from the mobile business.

•	OIBDA increased by 14.2% in 2011 and was impacted by sales of non-strategic assets during 2011 (25 million euros) and 2010 (71 million euros). The comparability at the OIBDA level was also impacted by the recognition in 2010 of 85 million euros of non-recurring workforce restructuring expenses, bad debts provisions, and third-party claims.

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2012 Consolidated Financial Statements

TELEFÓNICA EUROPE

Accesses

Thousands of accesses	2010	2011	2012	% Var 10/11	% Var 11/12
Fixed telephony accesses (1)	16,952.1	16,158.5	15,849.3	(4.7)%	(1.9)%
Internet and data accesses	10,376.2	10,248.3	10,065.4	(1.2)%	(1.8)%
Narrowband	639.3	519.8	444.1	(18.7)%	(14.6)%
Broadband	9,687.2	9,680.4	9,576.2	(0.1)%	(1.1)%
Other (2)	49.8	48.2	45.1	(3.2)%	(6.4)%
Mobile accesses (3)	70,985.1	72,450.7	70,674.1	2.1%	(2.5)%
Prepay (4)	31,914.7	31,159.7	28,618.2	(2.4)%	(8.2)%
Contract (5)	39,070.3	41,291.0	42,055.8	5.7%	1.9%
Pay TV	994.6	1,052.2	909.3	5.8%	(13.6)%
Final Clients Accesses	99,308.0	99,909.7	97,498.1	0.6%	(2.4)%

Wholesale Accesses (6)	4,581.5	5,245.1	5,684.3	14.5%	8.4%

Total Accesses	103,889.5	105,154.8	103,182.3	1.2%	(1.9)%

(1)	PSTN (including public use telephony) x1; ISDN basis access x1; ISDN primary access; 2/6 access x30. Includes the Group’s accesses for internal use and VOIP and naked ADSL. As from the first quarter of 2012, fixed telephone accesses include 384 thousand VoIP customers in Germany and 65 thousand fixed lines in the UK, in order to standardize these accesses with Telefónica criteria.
(2)	Remaining retail circuits other than broadband.
(3)	In the first quarter of 2012, 2.0 million inactive accesses were derecognized in Spain.
(4)	In the first quarter of 2012, 1.2 million inactive accesses were derecognized in Spain.
(5)	In the first quarter of 2012, 800 thousand inactive accesses were derecognized in Spain.
(6)	Includes ULL rented by Telefónica Germany and Telefónica UK. In the fourth quarter of 2011, 78 thousand inactive accesses were derecognized in Germany.

Competitive Positioning

	Mobile Market Share (1)
Telefónica Europe	2010	2011	2012
Spain	41.4%	39.6%	36.2%
United Kingdom	26.6%	26.6%	26.6%
Germany	15.7%	16.1%	16.7%
Czech Republic	38.5%	38.0%	38.6%
Ireland	32.0%	33.2%	33.0%
Slovakia	14.7%	18.3%	21.1%

	ADSL Market Share (1)
	2010	2011	2012
Spain	53.4%	49.7%	48.8%

(1)	Internal estimates.

Following reorganization of the Telefónica Group in September 2011, two segments (business units) were defined in the Group. One of these segments is Telefónica Europe, which includes operations in Spain as well as those in the United Kingdom, Germany, the Czech Republic, Slovakia and Ireland.

Telefónica Europe operators have aimed to set the groundwork for future growth in 2012 by leveraging the success of their sales efforts (e.g. “Movistar Fusion” in Spain) and the greater efficiencies derived from the transformation initiatives rolled out during the year. These initiatives focus on improving resource allocation, costs and strategic investing.

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2012 Consolidated Financial Statements

All these efforts have allowed Telefónica Europe to stabilize in 2012, by containing operating costs in several areas despite the pressure on revenues caused by declines in usage, the adverse economic environment, strong market competition and lower mobile interconnection and roaming rates.

Key trends in the mobile business

•

Mobile accesses stood at 70.6 million, a year-on-year decrease of 2.5%. This figure was strongly affected by the disconnection of 2.0 million inactive accesses in Telefónica Spain in the first quarter of 2012. Growth in mobile accesses was especially strong in Germany in 2012 (up 5.0%), with 19.3 million customers, and to a lesser extent in the United Kingdom (up 3.1%), with 22.9 million customers.

•

Solid sales efforts translated into a growth in mobile contract customers of 1.9%. These customers accounted for 60% of the total mobile customer base at the 2012 year end (up 2 p.p. compared to the prior year).

•	Mobile broadband accesses increased 16% to 25.5 million, representing 36% of the region’s total accesses and driving growth in revenues.

•

ARPUs of some European operators (mainly Spain and the UK) are under heavy pressure, affected by interconnection rates cuts, an adverse economic backdrop (with waning consumption) and, in some cases, decreases in prices amid fierce competitive pressure.

Key trends in the fixed line business

•

Retail fixed line broadband accesses stood at 9.6 million, a year-on-year decrease of 1.1%. Nevertheless, this trend reversed in the fourth quarter of 2012 as these accesses increased, when net adds were obtained as a consequence of the launch of “Movistar Fusión,” a convergent product in Telefónica Spain

•	Fixed telephone accesses were down 1.9% year-on-year, to 15.8 million at December 2012.

Results

Millions of euros				Var 10/11			Var 11/12
Telefónica Europe	2010	2011	2012	Reported		Ex fx	Reported		Ex fx
Revenues	33,726	32,066	29,995	(4.9)%		(4.8)%	(6.5)%		(7.8)%
OIBDA	12,541	9,278	10,244	(26.0)%		(26.1)%	10.4%		9.5%
OIBDA Margin	37.2%	28.9%	34.2%	(8,3	p.p.)	—	5,2	p.p.	—
Depreciation and amortization	(5,086)	(5,081)	(5,011)	(0.1)%		(0.2)%	(1.4)%		(2.5)%
Operating Income	7,455	4,197	5,233	(43.7)%		(43.8)%	24.7%		23.9%

2012 results

Telefónica Europe represents 48% of the Group’s 2012 revenues and OIBDA. Its revenues decreased by 6.5% in 2012, contributing -4.0 p.p. to the year-on-year variation in the Group’s revenues, excluding foreign exchange rate effects, primarily due to lower revenues in Telefónica Spain (contributing -3.7 p.p.). In addition, at 2012 year end, the Group recorded a 527 million euros write-down in the value of its stake in Telefónica Ireland in Telefónica Europe’s OIBDA and in 2011, and the Group recognized personnel restructuring expenses of 2,591 million euros in Telefónica Spain’s OIBDA.

•	Telefónica Europe posted revenues of 29,995 million euros in 2012, down 6.5% on the 2011 figure (down 7.8% excluding foreign exchange rate effects). The year-on-year decrease in Telefónica Europe’s revenues is primarily due to revenue trends in Telefónica Spain, which dropped 13.2% from 2011, to 14,985 million euros in 2012. This reduction in revenues mainly reflects lower accesses and ARPU in the different services, all within an adverse and highly-competitive macroeconomic environment.

Telefónica, S.A.    215

2012 Consolidated Financial Statements

At Telefónica Spain, revenues in the fixed line business plunged 10.2%. This reduction was primarily due to lower revenues from traditional accesses (caused by the loss of accesses), the 16.7% decrease in voice services revenues (affected by the growing weight of flat-rate plans and traffic packages) and the 13.8% drop in retail broadband revenues (12.2% year-on-year decrease in broadband ARPU, affected by customer migration to new rates). Revenues from the mobile business fell 16.6% on the 2011 figure. This reduction reflects the 16.8% drop in mobile service revenues (chiefly pressured by trends in ARPU and the reduction in interconnection rates effective as from April and October, and in roaming rates, effective as from July). Telefónica Spain accounted for 50% of Europe’s revenue.

In the rest of Telefónica Europe’s operations, revenues rose 1% year-on-year, driven by growth in revenues in Germany, but undermined by reduction to interconnection and roaming rates.

The mobile strategy, based on boosting mobile broadband penetration and limited use data rates, was the main factor to promote revenue growth. As a result of this strategy, total data revenue increased 5.8% in 2012 and represented 41% of mobile service revenue (up 5 p.p. compared to 2011). The growth in data revenue is primarily due to the 18.6% increase in non-P2P SMS revenues, which represented 58% of total data revenues in 2012.

•

Total expenses at Telefónica Europe amounted to 20,465 million euros, down 12.7% on the previous year, affected by the recognition in 2011 of 2,591 million euros of restructuring expenses in Telefónica Spain, which affected the variance in personnel expenses. This impact represented 11 p.p. of the year-on-year decline. Excluding this effect, operating expenses would have fallen 1.8% year-on-year.

•

Supplies expenses decreased 4.6% year-on-year in 2012 to 9,821 million euros, mainly driven by lower interconnection costs, and, to a lesser extent, lower supplies, due to a new commercial strategy of subsidies in Spain.

•

Personnel expenses amounted to 3,497 million euros in the year, a decline of 45.4% compared with 2011, mainly due to the provision included in Spain mentioned above. Excluding this impact personnel expenses decreased by 8.9% year-on-year in 2012 mainly on the back of the increase of company savings related to the restructuring plan in Spain.

•

Other expenses were 7,147 million euros and increased by 6.1% as a consequence of including the 527 million euros write-down in the value of Telefónica’s stake in Telefónica Ireland, due to the slowdown in activities in the prevailing market uncertainty. Excluding this impact, other expenses would have dropped by -1.8% reflecting the higher commercial efficiency delivered by the leaner business model.

•

OIBDA in Telefónica Europe stood at 10,244 million euros in 2012, up 10.4% year-on-year (9.5% when stripping out exchange rate differences). The 2012 figure includes the 527 million euros write-down of the Group’s stake in Telefónica Ireland, while 2011 OIBDA reflects workforce restructuring expenses in Telefónica Spain in the amount of 2,591 million euros. OIBDA performance is also affected by pressures on revenues (including the impact of lower regulatory interconnection rates), partially offset by costs savings generated from the efficiency initiatives implemented throughout the Group.

2011 results

In 2011, Telefónica Europe represented 51% of the Group’s revenues, and 46% of OIBDA. Telefónica Europe dragged -2.7 p.p. to Group’s revenue growth on a constant euros basis. The main contributor to this negative contribution to Group revenues was Telefónica Spain, which contributed 2.4 p.p. to the Group’s revenue drop. Reported OIBDA of Telefónica Europe showed a 26% year-on-year decline, but, it is important to highlight that OIBDA for 2011 reflected workforce restructuring expenses of 2,591 million euros in Telefónica Spain, while the 2010 figure included workforce restructuring expenses of 202 million euros for Telefónica Spain and 320 million euros for other Telefónica Europe operations (recognized under personnel expenses). The aforementioned impacts contribute to the year-on-year decrease by -17 p.p. Excluding these effects, the year-on-year decrease in Telefónica Europe’s OIBDA would be 9.2%, primarily derived from the 13% year-on-year decline in Telefónica Spain (excluding restructuring expenses).

•	Revenues (32,066 million euros at December 2011) were down 4.9% on 2010, mainly reflecting the drop in Telefónica Spain’s revenues.

In 2011, Telefónica Spain’s revenue fell 7.7% to 17,269 million euros, pulled down by lower ARPU in the various services and lower accesses, amid waning consumption and stronger pressure on prices.

Telefónica, S.A.    216

2012 Consolidated Financial Statements

Telefónica’s Spain revenues in the fixed line business decreased by 6.8% year-on-year, mostly because of lower revenues from traditional accesses, voice services and retail broadband. Also, Telefónica’s Spain revenues from mobile services were down 10.0%, primarily reflecting a 10% drop in ARPU following the reduction in interconnection rates, lower consumption, and pressure on retail prices.

In the rest of Telefónica Europe’s operations, revenues were down 1.5%, primarily due to lower interconnection rates. These decreased, coupled with the impact of exchange rates, adversely affected revenues. Excluding these effects, revenues would have increased by 2.1%.

In Telefónica Europe, revenues from mobile data continued to grow steadily, up 10.4% year-on-year. At December 2011, these revenues accounted for 35.7% of mobile service revenues (up 5.4 p.p. compared to the year-ago figure). This upward trend was underpinned by the solid year-on-year growth in non-SMS data revenues, which rose 29.3% over the course of 2011, to account for 51.8% of total data revenues (up 7.6 p.p. year-on-year). The mobile data strategy, focusing on expanding the Group’s market share in mobile broadband and on limited-use data rates, was a key factor to this performance.

•	Total expenses at Telefónica Europe amounted to 23,432 million euros, up 7.6% on the previous year, affected by the recognition of 2,591 million euros of restructuring expenses in Telefónica Spain. This impact, recognized in personnel expenses, accounted for 12 p.p. of the increase.

•	Supplies expenses decreased 2.9% year-on-year in 2011 to 10,294 million euros, mainly driven by lower interconnection costs.

•	Personnel expenses amounted to 6,400 million euros in the year, an increase of 49.8% compared with 2010, mainly due to the provision included in Spain mentioned above. Excluding this impact personnel expenses decreased by 10.8% year-on-year in 2011.

•	Other expenses amounted to 6,738 million euros and decreased by 2.2% as a consequence of lower customer service costs.

•	OIBDA stood at 9,278 million euros at December 2011, representing a reported year-on-year decrease of 26.0%. OIBDA was primarily affected by:

•	Workforce reduction expenses in Spain (2,591 million euros in the third quarter of 2011, and 202 million euros in the fourth quarter of 2010).

•	Restructuring expenses in other European countries, primarily in respect of personnel restructuring (320 million euros in the second half of 2010).

Reported OIBDA of Telefónica Europe showed a 26.0% year-on-year decline, with the two aforementioned impacts accounting for -17 p.p. of the variance. The year-on-year decline in OIBDA was also due to pressure on revenues (including the impact of lower regulatory interconnection rates) and to the higher commercial expenditure generated on the launch of new high-end smartphones in the last quarter of 2011, among other sales efforts.

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2012 Consolidated Financial Statements

TELEFÓNICA SPAIN

Accesses

Thousands of accesses	2010	2011	2012	% Var 10/11	% Var 11/12
Fixed telephony accesses (1)	13,279.7	12,305.4	11,723.0	(7.3)%	(4.7)%
Naked ADSL	38.1	34.4	25.0	(9.6)%	(27.3)%
Internet and data accesses	5,879.8	5,710.9	5,779.3	(2.9)%	1.2%
Narrowband	136.1	84.4	54.0	(38.0)%	(36.0)%
Broadband (2)	5,722.3	5,608.6	5,709.3	(2.0)%	1.8%
Other (3)	21.4	17.9	16.0	(16.6)%	(10.5)%
Mobile accesses (4)	24,309.6	24,174.3	20,531.2	(0.6)%	(15.1)%
Prepay (5)	7,919.8	7,359.4	5,118.3	(7.1)%	(30.5)%
Contract (6)	16,389.7	16,814.9	15,412.9	2.6%	(8.3)%
Pay TV	788.2	833.2	710.7	5.7%	(14.7)%
WLR (7)	294.5	440.6	481.2	49.6%	9.2%
Unbundled loops	2,477.1	2,881.1	3,262.0	16.3%	13.2%
Shared ULL	264.0	205.0	183.5	(22.3)%	(10.5)%
Full ULL (8)	2,213.1	2,676.1	3,078.5	20.9%	15.0%
Wholesale ADSL	561.3	709.6	652.3	26.4%	(8.1)%
Other (9)	0.9	0.6	0.5	(29.2)%	(20.8)%

Final Clients Accesses	44,257.4	43,023.8	38,744.3	(2.8)%	(9.9)%

Wholesale Accesses	3,333.8	4,031.9	4,396.0	20.9%	9.0%

Total Accesses	47,591.2	47,055.7	43,140.3	(1.1)%	(8.3)%

(1)	PSTN (including public use telephony) x1; ISDN basis access x1; ISDN primary access; 2/6 access x30. Includes the Group’s accesses for internal use and VOIP and naked ADSL.
(2)	ADSL, satellite, fiber optic and broadband circuits.
(3)	Remaining retail circuits other than broadband.
(4)	In the first quarter of 2012, 2.0 million inactive accesses were derecognized in Spain.
(5)	In the first quarter of 2012, 1.2 million inactive accesses were derecognized in Spain.
(6)	In the first quarter of 2012, 800 thousand inactive accesses were derecognized in Spain.
(7)	Wholesale line rental.
(8)	Includes naked shared loops.
(9)	Wholesale circuits

Telefónica Spain continued with the transformation strategy rolled out in the second half of 2011. This strategy has led to major changes in the sales and operating model, beginning with improvements to the value proposition and service quality at year-end 2011 through the launch of a new rates portfolio, taken up by a wide percentage of the customer base by December 2012. In March 2012, the Company rolled out a new handset sales model, focused on building customer loyalty and phasing out subsidies to attract customers. This generated considerable savings in sales costs, as did the greater efficiencies derived from the lower personnel expenses, among others.

In October 2012, Telefónica Spain furthered this strategic approach with the launch of “Movistar Fusión,” a convergent product that bundles all home communications needs in a single product, at an attractive price, and features unique services such as fiber optics and special TV content. The launch of the “Fusion” product marked a change in the Company’s sales focus, towards growth in high-value services. This allowed the Company to recover a net add in fixed broadband, and enabled a net add in fiber, while boosting smartphone adoption.

All these measures have strongly contributed to the higher customer satisfaction reached in 2012 based on internal estimates, as well as to the lower number of customer claims and decreased churn, a fundamental aspect of the improvement in sales activity.

Moreover, despite the strong investment for the roll-out of fiber, the 2012 investment was lower than that made in 2011, due to the greater efficiency derived from the quality increase, the lower churn, the streamlining of systems and the focus on prioritizing the development of new services.

2012 results

Results

Millions of euros Spain	2010	2011	2012	% Var 10/11		% Var 11/12
Revenues	18,706	17,269	14,985	(7.7)%		(13.2)%

Wireless business	8,545	7,739	6,453	(9.4)%		(16.6)%

Service revenues	7,264	6,540	5,442	(10.0)%		(16.8)%

Wireline business	11,397	10,624	9,541	(6.8)%		(10.2)%

OIBDA	8,522	5,095	6,830	(40.2)%		34.0%
OIBDA Margin	45.6%	29.5%	45.6%	(16.1	) p.p.	16.1	p.p.
Capex	2,021	2,912	1,692	44.1%		(41.9)%
OpCF (OIBDA—Capex)	6,501	2,184	5,139	(66.4)%		135.3%

Telefónica, S.A.    218

2012 Consolidated Financial Statements

•	In 2012, revenues totaled 14,985 million euros (down 13.2% year-on-year), primarily reflecting lower accesses and the lower ARPU across different services in a highly-competitive and adverse macroeconomic environment.

Revenues in the fixed line business amounted to 9,541 million euros in 2012, a year-on-year decrease of 10.2%. This reduction was primarily due to lower revenues from traditional accesses (down 9.3% caused by the loss of accesses), a 16.7% decrease in voice services revenues (affected by the growing weight of flat-rate plans and traffic packages) and a 13.8% drop in retail broadband revenues (a 12.2% year-on-year decrease in effective broadband ARPU, affected by customer migration to new rates).

Revenues from the mobile business totaled 6,453 million euros in 2012, down 16.6% on the 2011 figure. This reduction reflects a 16.8% drop in mobile service revenues (due to negative trends in ARPU and the reduction in interconnection rates effective as from April and October, and in roaming rates, effective as from July).

Mobile data revenues were down 4.6% year-on-year, despite the steady growth in non-SMS revenues (up 8.2% from 2011), accounting for 85% of total data revenues (up 10 p.p. year-on-year). The trends in these revenues primarily reflect the lower SMS revenues, the higher weight of fixed-rate data plans, driven in the last quarter by the “Fusion” product, and by the migration of customers with USB modems toward more affordable multi-device options. In addition, data revenues continue to be affected by the shift in the Premium SMS sales strategy in November 2011 (70% year-on-year decrease in Premium SMS revenues in 2012).

Mobile traffic dropped 9% from 2011 to 2012, as customers reduced their usage in line with the general contraction of household spending in an adverse macroeconomic environment.

Total ARPU for 2012 was down 7.1% year-on-year. The 2011 ARPU figure is not comparable to 2012 ARPU, as in 2012 it is affected by the disconnection of 2.0 million inactive mobile accesses in the first quarter of 2012. Therefore, in comparable terms, the year on year decrease would have been -14.9%, due to lower usage by customers, lower prices in the new rates portfolio, and reduction in interconnection rates. Voice ARPU decreased 20.0% from 2011 to 2012, while data ARPU fell 0.4%, the latter accounting for 31% of total ARPU. The growth in connectivity revenues, included in data ARPU was not sufficient to completely offset the lower SMS revenues.

Spain	2010	2011	2012	% Var 10/11		% Var 11/12
Traffic (million minutes)	41,700	39,909	36,355	(4.3)%		(8.9)%

ARPU (euros)	25.4	22.9	21.2	(10.2)%		(7.1)%

Prepay	11.4	9.3	9.1	(18.7)%		(2.0)%
Contract	32.6	29.1	25.5	(10.8)%		(12.3)%

Data ARPU	5.5	6.0	6.5	9.9%		8.6%

% rev. non-SMS over data revenues	66.6%	74.6%	84.6%	7.9	p.p.	10.0	p.p.

•	OIBDA totaled 6,830 million euros in 2012, compared to 5,095 million euros in the prior year, 34.0% increase. OIBDA in 2011 was affected by the provision for personnel restructuring made in the third quarter of 2011 (2,591 million euros). Excluding such impact, the year-on-year decrease would be 11.1% due to the year-on-year decrease in revenues, partially offset by the sharp reduction of commercial expenses through the new model eliminating subsidies and also personnel expenses savings as a result of the workforce reduction plan approved in 2011.

2011 results

In 2011 the Spanish market was shaped by the economic downturn, with declines in the principal macroeconomic indicators in the latter months of the year, and a fiercely competitive environment with intense commercial pressure.

At the end of 2011, Telefónica Spain managed a total of 47.1 million accesses, nearly the same as in 2010 (-a 1% decline) despite heavy pressure from competitors. Against this backdrop, Telefónica Spain’s market share fell slightly.

Fixed broadband Internet accesses fell 2.0% in 2011 as our commercial strategy focused more on “value” amid stiff competition, with a slowdown in promotional activity in certain months of the year before the September launch of a new ADSL offer boosted activity and net adds in the latter part of the year.

Telefónica, S.A.    219

2012 Consolidated Financial Statements

Telefónica Spain took a number of steps during the course of the year focused on reducing its operating costs (primarily the labor force reduction plan) and improving its competitive position. At the end of the third quarter, the company launched its new services catalog, which promotes customer exclusivity by offering cross discounts for customers whose entire telecommunications spend is with Movistar. The company also completed the repositioning of its commercial offerings in the fourth quarter of 2011 with the launch of new mobile rates for contract customers. The new rates combine voice, data and SMS offerings, increasing value to customers by eliminating the voice rate structure that varied depending on time of call and call destination and include unlimited SMS in all data tariffs. Rates are now structured by usage in corresponding to the amount each customer wishes to spend. Also, in the fourth quarter of 2011, voice tariffs were streamlined for pre-pay customers with a highly competitive and flexible offer.

In the fixed line business, in the third quarter of 2011, Telefónica launched 10 mega ADSL with value-added services at 24.90 euros per month, while in the fourth quarter of the year it enhanced its offerings with a basic ADSL plan at 19.90 euros per month (excluding value-added services and fixed-to-mobile calls). Value-added services packages enjoyed greater adoption during the year.

•	Revenues fell 7.7% in 2011 to 17,269 million euros, pulled down by lower ARPU in the various services and lower accesses amid waning consumption and stronger pricing pressure.

Revenues in the fixed line business decreased by 6.8% to 10,624 million euros, mostly because of declines in revenues from traditional access of 10.6% (7% fall in accesses and lower amounts recognized from universal service) a decrease in revenues from voice services of 9.0% (due to reduction in traffic carried and the increasing weight of flat rates) and a 10.1% decrease in revenues from retail broadband services (10.2% decrease in effective broadband ARPU due to lower effective prices from the promotions carried out and the new prices launched in the latter part of the year).

Revenues from the mobile business decreased by 9.4% in 2011 to 7,739 million euros, due mainly to the 10.0% fall in mobile service revenues (due to a 10% drop in ARPU –explained below- and among a slightly reduced customer base).

Mobile traffic continued to reflect lower customer usage, falling 4.3% in 2011.

Total ARPU fell 10.2% in 2011 to 22.9 euros, undermined by a 15.7% fall in voice ARPU because of the interconnection rates cuts, lower usage and downward pressure on retail prices. Conversely, data ARPU rose 9.9% in 2011, representing 26% of total ARPU (+5 p.p.), fuelled by the rapid growth of mobile broadband.

Non-P2P SMS revenues continue to be the biggest growth driver in the data business, increasing by 24.1% in 2011 and representing 75% of total data revenue (+8 p.p.). Data revenue had a solid increase of 10.9% in 2011.

•	OIBDA in 2011 amounted to 5,095 million euros, down 40.2% from 2010 due to the negative impact of expenses related to the labor force reduction plan. Excluding the workforce restructuring expenses recognized (2,591 million euros in the third quarter of 2011 and 202 million euros in the fourth quarter of 2010), OIBDA would have decreased by 12% in 2011, mostly due to the decline in revenues.

Telefónica, S.A.    220

2012 Consolidated Financial Statements

UK

Accesses

Thousands of accesses	2010	2011	2012	% Var 10/11	% Var 11/12
Fixed telephony accesses (1)	86.7	216.1	377.4	ns	74.6%
Internet and data accesses	671.6	620.3	560.1	(7.6)%	(9.7)%
Broadband	671.6	620.3	560.1	(7.6)%	(9.7)%
Mobile accesses	22,211.5	22,167.5	22,864.2	(0.2)%	3.1%
Pre-Pay	11,712.3	11,227.3	10,962.9	(4.1)%	(2.4)%
Contract	10,499.2	10,940.3	11,901.3	4.2%	8.8%

Final Clients Accesses	22,969.8	23,003.9	23,801.7	0.1%	3.5%

Wholesale Accesses (2)	—	26.7	40.5	n.a	51.5%

Total Accesses	22,969.8	23,030.7	23,842.2	0.3%	3.5%

n.s.: not significant

(1)	PSTN (including public use telephony) x1; ISDN basis access x1; ISDN primary access; 2/6 access x30. Includes the Group’s accesses for internal use and VOIP and naked ADSL. As from the first quarter of 2012, the figure for fixed line telephone accesses includes 65 thousand lines in order to standardize these accesses with Telefónica Group criteria.
(2)	Includes unbundled lines rented by Telefónica United Kingdom.

n.a.: not applicable

In 2012, Telefónica UK had high commercial activity, thanks to the ongoing success of its “On&On” smartphone rates. This has led to a solid net add in contract customers, shoring up the segmented data rates strategy and contributing to keep churn extremely low.

Telefónica UK has prepared the commercial launch of 4G services in 2013, through a network sharing agreement with Vodafone. This agreement is expected to shore up the current network collaboration, expand coverage, and set the bases for the 4G network.

As a result of the commercial strategy, in late 2012, Telefónica UK had a total of 23.8 million accesses (up 3.5% year-on-year), primarily drawing from the greater mobile customer base. This customer base grew 3.1% over the course of the year, standing at 22.9 million in December 2012. The contract segment is the main lever for growth (up 8.8% year-on-year). In addition, the weight of contract customers raised 3 p.p. from 2011 to 2012, accounting for 52% of mobile accesses. The steady demand for smartphones increased the penetration of these handsets to 45% at the end of 2012, up from 38% the year before.

Results

				% Var 10/11				% Var 11/12
Millions of euros Telefónica UK	2010	2011	2012	€		Local Currency		€		Local Currency
Revenues	7,201	6,926	7,042	(3.8)%		(2.7)%		1.7%		(5.0)%
Service revenues	6,513	6,198	6,060	(4.8)%		(3.7)%		(2.2)%		(8.6)%
OIBDA	1,830	1,836	1,601	0.3%		1.5%		(12.8)%		(18.5)%
OIBDA Margin	25.4%	26.5%	22.7%	1.1	p.p.	1.1	p.p.	(3.8	) p.p.	(3.8	) p.p.
Capex	717	732	748	2.0%		3.3%		2.2%		(4.5)%
OpCF (OIBDA—Capex)	1,113	1,104	854	(0.8)%		0.3%		(22.7)%		(27.8)%

•	Revenues: Total revenues increased 1.7% year-on-year (or decreased 5.0% when excluding exchange rate effects) to 7,042 million euros. Mobile service revenues totaled 6,060 million euros, a year-on-year decrease of 2.2%. The impact of exchange rates accounted for 6.4 p.p. of the variance, so excluding the effect of exchange rates, service revenue would have decreased 8.6%. These results were heavily impacted by reductions in interconnection rates and the new roaming rates, which dragged revenue growth by -4 p.p. excluding these impacts, services revenues would have decreased by 4.7% year-on-year, due primarily to ARPU trends. Non-SMS data revenue rose 18.4% from 2011 to 2012, underpinned by the higher presence of smartphones and the adoption of segmented data rates. Data revenues were up 2.4% compared to 2011, representing 51% of mobile service revenues (up 6 p.p. year-on-year).

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2012 Consolidated Financial Statements

•	Total ARPU slumped 9.3% year-on-year in local currency, heavily affected by the reduction in interconnection rates, which accounted for 3 p.p. of the decrease and a 7.7% decline in traffic. Voice ARPU fell 18.3% compared to 2011 due to lower interconnection rates, the new regulations on roaming rates, and the rates reduction made to stay competitive in the market. Data ARPU grew by 1.5%, reflecting the success of limited-use data rates offers.

Telefónica UK

	2010	2011	2012	% Var Local Currency 10/11		% Var Local Currency 11/12
Traffic (million minutes)	58,143	52,250	48,250	(10.1)%		(7.7)%

ARPU (euros)	25.1	23.2	22.5	(6.6)%		(9.3)%

Prepay	11.8	10.3	9.6	(11.4)%		(13.1)%
Contract	40.6	37.1	35.0	(7.6)%		(11.8)%

Data ARPU	10.1	10.5	11.4	5.1%		1.5%

% rev. non-SMS over data revenues	32.8%	40.5%	46.8%	7.7	p.p.	6.3	p.p.

Mobile voice traffic was 7.7% lower than in 2011, primarily due to optimization of usage.

•	OIBDA totaled 1,601 million euros in 2012, down 12.8% on the 2011 figure (down 18.5% on a constant euros basis), primarily as a result of the decreasing service revenue trends (derived from lower ARPU), partially offset by lower interconnection costs as a consequence of termination rate cuts. OIBDA drop is also affected by commercial costs increase in 2012 compared to 2011, especially in the first half of the year in response to the greater commercial activity undertaken in late 2011.

2011 results

•	Revenues: Telefónica UK reported a 3.8% decrease in revenue to 6,926 million euros, with foreign exchange rates contributing a negative 1.1 p.p. Mobile service revenue was down 4.8% (-3.7% excluding foreign exchange rate effects), at 6,198 million euros. These results were heavily impacted by reductions in interconnection rates, excluding this impact, service revenues would have only fallen by 0.4%, because of lower customer growth and lower ARPU.

•	Total ARPU slumped 6.6% or 3.5% excluding the interconnection price cuts. Voice ARPU plunged 14.6% (or decreased 9.2% excluding interconnection price cuts) because of the optimization of traffic consumption outside of minute bundles, the reduction in rates amid stiff competition and the adverse macroeconomic climate Data ARPU growth held steady at 5.1%, with more than 80% of contract customers with data tariffs opting for limited data usage.

Mobile voice traffic was 10% lower in 2011, due to the decrease in the pre-pay customer base and the optimization of usage.

•	OIBDA at Telefónica UK increased by 0.3% to 1,836 million euros in 2011 and increased by 1.5% excluding the impact of foreign exchange rates. That said, 72 million euros of non-recurring restructuring expenses were recognized in 2010. Excluding this impact as well, OIBDA would have fallen by 2.3% due to lower revenue.

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2012 Consolidated Financial Statements

GERMANY

Accesses

Thousands of accesses	2010	2011	2012	% Var 10/11	% Var 11/12
Fixed telephony accesses (1)	1,916.4	2,055.1	2,249.0	7.2%	9.4%
Internet and data accesses	2,914.7	2,922.3	2,678.9	0.3%	(8.3)%
Narrowband	385.7	334.6	302.6	(13.2)%	(9.6)%
Broadband	2,529.1	2,587.7	2,376.3	2.3%	(8.2)%
Mobile accesses	17,049.2	18,380.1	19,299.9	7.8%	5.0%
Pre-Pay	8,795.2	9,144.5	9,191.3	4.0%	0.5%
Contract	8,254.0	9,235.7	10,108.5	11.9%	9.5%
Pay TV	77.2	83.3	57.2	7.9%	(31.3)%

Final Clients Accesses	21,957.5	23,440.9	24,284.9	6.8%	3.6%

Wholesale Accesses (2)	1,116.5	1,042.4	1,087.9	(6.6)%	4.4%

Total Accesses	23,074.0	24,483.2	25,372.8	6.1%	3.6%

(1)	PSTN (including public use telephony) x1; ISDN basis access x1; ISDN primary access; 2/6 access x30. Includes the Group’s accesses for internal use and VOIP and naked ADSL. As from the first quarter of 2012, the figure for fixed line telephone accesses in Germany includes 384 thousand VoIP customers in order to standardize these accesses with Telefónica criteria.
(2)	Includes unbundled lines rented by Telefónica Germany. In the fourth quarter of 2011, 78 thousand inactive accesses were derecognized in Germany.

The company’s strong operating performance in 2012, with solid net adds, is reflected in its financial statements, with growth in revenues and higher year-on-year growth in OIBDA (see explanation of 2011 results for Germany). Telefónica Germany reported favorable trends in the OIBDA margin and growing revenues, despite the new cuts in termination rates established in December 2012. As a result, the company remains the third-largest integrated operator in the German market based on our internal estimates of market share.

Telefónica Germany continues to gear its investment toward LTE mobile technology, with a view to meeting future growth and ensuring one of the most advanced VDSL platforms in the country.

Telefónica Germany achieved a 3.6% increase in accesses in 2012, fuelled by 5.0% growth in mobile accesses on the back of a 9.5% larger contact customer base. This strong contract customer net add reflects the strong demand for integrated data mobile rates (“O2 Blue” rates”).

Demand for smartphones remained strong in the year, raising mobile broadband penetration by 6 p.p. to 26% at December 31, 2012. This reflects the success of the “My Handy” handset distribution model, with an increase in the number of pre-pay customers using smartphone handsets, as the unit cost of these handsets is beginning to become attractive for those customers.

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2012 Consolidated Financial Statements

Results

				% Var 10/11				% Var 11/12
Millions of euros Telefónica Germany	2010	2011	2012	€		Local Currency		€		Local Currency
Revenues	4,826	5,035	5,213	4.3%		4.3%		3.5%		3.5%

Wireless Business	3,414	3,606	3,845	5.6%		5.6%		6.6%		6.6%

Service revenues	2,932	2,946	3,152	0.5%		0.5%		7.0%		7.0%

Wireline Business	1,412	1,426	1,363	1.0%		1.0%		(4.4)%		(4.4)%

OIBDA	944	1,219	1,351	29.1%		29.1%		10.8%		10.8%
OIBDA Margin	19.6%	24.2%	25.9%	4.7	p.p.	4.7	p.p.	1.7	p.p.	1.7	p.p.
Capex	2,057	558	609	(72.9)%		(72.9)%		9.2%		9.2%
OpCF (OIBDA—Capex)	(1,113)	662	743	n.m.		n.m.		12.2%		12.2%

n.m.: non meaningful

•	Revenue: Total revenue rose 3.5% year-on-year to 5,213 million euros, primarily due to strong mobile revenues. Mobile services revenues increased by 7.0% year-on-year in 2012, drawing from the expanded contract customer base and the success of limited-use data rates. As a result, the 30.7% year-on-year growth in non-P2P SMS data revenues continued to drive total data revenues. Mobile data revenues were up 16.1% compared to 2011, representing 44% of mobile service revenues (up 3 p.p. year-on-year).

Revenue from the fixed line service fell 4.4% from 2011 to 2012, due mainly to the decrease in fixed broadband accesses.

•	Total ARPU was up 0.9% in the year. Voice ARPU decreased 5% year-on-year; however, this decrease was offset by the strong data ARPU (up 9.3% compared to 2011), drawing from the greater share in mobile broadband and the increased adoption of integrated rates among the customer base.

Telefónica Germany

	2010	2011	2012	% Var 10/11		% Var 11/12
Traffic (million minutes)	25,543	27,993	29,519	9.6%		5.5%

ARPU (euros)	14.8	13.6	13.8	(7.8)%		0.9%

Prepay	6.1	5.7	5.5	(7.0)%		(3.0)%
Contract	23.8	21.9	21.5	(8.4)%		(1.6)%

Data ARPU	5.0	5.6	6.2	13.2%		9.3%

% rev. non-SMS over data revenues	41.9%	50.4%	56.7%	8.5	p.p.	6.3	p.p.

Mobile voice traffic rose 5.5% over the course of the year, underpinned by growth in the contract customer base.

•	OIBDA rose 10.8% to 1,351 million euros, as a consequence of growth in mobile service revenues boosted by data revenue growth, combined with cost control as total operating expenses are nearly flat year-on-year. Supplies grow driven by increase in handset costs (higher commercial activity) and mobile interconnection expenses, personnel expenses increase due to general increase in salaries, and network costs also increase, partially offset by other expenses decrease with savings in administration expenses, bad debts and advertising costs.

Telefónica, S.A.    224

2012 Consolidated Financial Statements

2011 results

•	Revenues: Total revenue rose 4.3% in 2011 to 5,035 million euros. Revenues for 2010 included the results of HanseNet as of mid-February 2010, while 2011 results included them for the full year. Excluding this impact, revenue would have increased by 1.6% during 2011.

Mobile services revenues performed positively, especially at the end of 2011, although they were adversely affected by the reductions in interconnection tariffs. Excluding this effect, mobile services increased 7.1%, driven by growth in the customer base, and trends in ARPU Non-P2P SMS data revenue growth (49%) was a key driver of revenue, leveraging the increasing penetration of smartphones and the adoption of limited use data rates.

•	Total ARPU fell 7.8% in the year due to the sharp reduction in interconnection rates in December 2010. This impact accounted for 6.2 p.p. of the decrease. Excluding this impact, total ARPU would have only declined 1.6% mainly due to the weak performance of the pre-pay segment. Regulatory changes affected voice ARPU, with an 18.5% drop in the year. This was partly offset by the good performance of data ARPU (up 13.2%) thanks to increasing mobile broadband penetration and strong adoption of limited use data rates.

Mobile traffic increased 10% in 2011 due to growth in the customer base and an overall increase in usage.

•	OIBDA increased 29.1% to 1,219 million euros in 2011. Excluding the impact of the consolidation of HanseNet results from February 2010 and for 12 months in 2011 and the 202 million euros of restructuring provisions recognized in 2010, OIBDA in 2011 would have increased by 4.9% primarily due to higher revenues and efficiency gains achieved through the restructuring plan and other efficiencies, which offset the increase in commercial costs.

Telefónica, S.A.    225

2012 Consolidated Financial Statements

CZECH REPUBLIC AND SLOVAKIA

Accesses

Thousands of accesses	2010	2011	2012	% Var 10/11	% Var 11/12
TELEFÓNICA CZECH REPUBLIC
Fixed telephony accesses (1)	1,669.2	1,581.9	1,499.9	(5.2)%	(5.2)%
Naked ADSL	163.7	237.4	285.9	45.0%	20.4%
VoIP	38.6	52.1	76.7	35.0%	47.2%
Internet and data accesses	898.8	970.6	1,016.1	8.0%	4.7%
Narrowband	117.5	100.7	87.6	(14.3)%	(13.1)%
Broadband	753.0	839.6	899.4	11.5%	7.1%
Other (2)	28.3	30.3	29.1	6.9%	(4.0)%
Mobile accesses	4,838.6	4,941.7	5,082.9	2.1%	2.9%
Pre-Pay	1,975.0	1,892.4	1,891.1	(4.2)%	(0.1)%
Contract	2,863.6	3,049.3	3,191.7	6.5%	4.7%
Pay TV	129.2	135.6	141.4	5.0%	4.3%

Final Clients Accesses	7,535.8	7,629.8	7,740.3	1.2%	1.4%

Wholesale Accesses	131.2	144.1	159.9	9.8%	11.0%

Total Accesses	7,667.0	7,773.9	7,900.1	1.4%	1.6%

(1)	PSTN (including public use telephony) x1; ISDN basis access x1; ISDN primary access; 2/6 access x30. Includes the Group’s accesses for internal use and VOIP and naked ADSL.
(2)	Remaining retail circuits other than broadband.

Accesses

Thousands of accesses	2010	2011	2012	% Var 10/11	% Var 11/12
SLOVAKIA
Mobile accesses	880.4	1,164.1	1,354.2	32.2%	16.3%
Pre-Pay	545.9	666.1	694.9	22.0%	4.3%
Contract	334.5	498.0	659.3	48.9%	32.4%

Total Accesses	880.4	1,164.1	1,354.2	32.2%	16.3%

Accesses in the Czech Republic increased 1.6% in 2012 due to growth in mobile and fixed broadband accesses. The total mobile customer base rose 2.9% year-on-year, to 5.1 million customers at December 31, 2012. This increase was driven by the steady growth in the contract segment (up 4.7% from 2011), which accounts for 63% of the total base (up 1 p.p. year-on-year). In Slovakia, the number of accesses continued to rise, largely underpinned by the contract segment.

In respect of the 2012 performance of the fixed line telephone business:

•	Fixed line telephone accesses stood at 1.5 million at the 2012 year end, for a net loss of 82 thousand customers during the course of the year.

•

Retail broadband accesses continue to rise (up 7.1% year-on-year), to 899 thousand at December 31, 2012 (annual net add of 60 thousand accesses). VDSL continues to gain strength, with 260 thousand customers subscribing to this service (32% of the residential xDSL customer base).

•	The number of pay TV customers reached 141 thousand at the 2012 year end (up 4.3% from 2011).

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2012 Consolidated Financial Statements

Results

				% Var 10/11				% Var 11/12
Millions of euros Telefónica Czech Republic (*)	2010	2011	2012	€		Local Currency		€		Local Currency
Revenues	2,197	2,130	2,010	(3.0)%		(5.5)%		(5.7)%		(3.7)%

Wireless Business	1,237	1,211	1,159	(2.1)%		(4.4)%		(4.3)%		(2.5)%

Service revenues	1,182	1,145	1,097	(7.7)%		(5.4)%		(4.2)%		(2.4)%

Wireline Business	960	919	851	(4.2)%		(6.9)%		(7.4)%		(5.4)%

OIBDA	953	931	832	(2.3)%		(4.9)%		(10.6)%		(8.7)%
OIBDA Margin	43.4%	43.7%	41.4%	0.3	p.p.	0.3	p.p.	(2.3	) p.p.	(2.3	) p.p.
Capex	224	229	248	2.1%		(0.5)%		8.6%		10.4%
OpCF (OIBDA—Capex)	729	702	584	(3.7)%		(6.3)%		(16.9)%		(15.0)%

(*)	Includes Slovakia.

2012 results

•	Revenues in the Czech Republic and Slovakia amounted to 2,010 million euros, for a year-on-year decrease of 3.7% in local currency. Mobile service revenues amounted to 1,097 million euros (down 2.4% year-on-year, in local currency), primarily reflecting weaker consumption across all segments and the lower mobile interconnection rates (which accounted for 3.4 p.p. of the year-on-year decline). When stripping out the impact of these rates cuts, mobile service revenues rose 1.0% from 2011 to 2012.

In Slovakia, revenue growth remained solid (up 22.1% compared to 2011), amounting to 192 million euros.

Fixed line telephone revenues totaled 851 million euros (a 5.4% decrease from 2011), primarily due to pressures on fixed ARPU.

•	OIBDA totaled 832 million euros, down 8.7% on 2011 in local currency. Pressure on revenues is the main reason for this drop, as operating costs are nearly flat year on year despite customer base growth and expansion of business activities. Efficiency measures have been implemented in both commercial and non-commercial areas of its operations, with personnel expenses declining significantly as a consequence of headcount reduction (excluding restructuring costs).

2011 results

•	Revenues in the Czech Republic and Slovakia amounted to 2,130 million euros, for a year-on-year decrease of 3%. In Slovakia, growth in the customer base led to higher revenues in 2011.

•	OIBDA totaled 931 million euros in 2011, affected by major efficiency initiatives, sales of non-strategic assets and wide margins in Slovakia, which resulted in a smaller decrease in OIBDA than in revenue in the year.

Telefónica, S.A.    227

2012 Consolidated Financial Statements

Services and products

Mobile business

Telefónica offers a wide variety of mobile and related services and products to personal and business customers. Although they vary from country to country, our principal services and products are as follows:

•	Mobile voice services: Our principal service in all of our markets is mobile voice telephony.

•	Value added services: Customers in most of the markets have access to a range of enhanced mobile calling features, including voice mail, call hold, call waiting, call forwarding and three-way calling.

•	Mobile data and Internet services: Current data services offered include Short Messaging Services, or SMS, and Multimedia Messaging Services, or MMS, which allow customers to send messages with images, photographs, sound recordings and video recordings. Customers may also receive selected information, such as news, sports scores and stock quotes. We also provide mobile broadband connectivity and Internet access. Through mobile Internet access, customers are able to send and receive e-mail, browse the Internet, download games, purchase goods and services in m-commerce transactions and use our other data and software services.

•	Wholesale services: Telefónica has signed network usage agreements with several MVNOs in different countries.

•	Corporate services: Telefónica provides business solutions, including mobile infrastructure in offices, private networking and portals for corporate customers that provide flexible online billing.

•	Roaming: Roaming agreements allow Telefónica customers to use their mobile handsets when they are outside their service territories, including on an international basis.

•	Fixed wireless. Telefónica provides fixed voice telephony services through mobile networks in Venezuela, Argentina, Peru, Mexico, Ecuador, El Salvador, Guatemala and Nicaragua.

•	Trunking and paging: In Spain and Guatemala, Telefónica provides digital mobile services for closed user groups of clients and paging services.

•	Mobile payment solutions: Through these services, customers can carry out banking transactions, purchases and mobile phone top-ups, among other financial transactions, using pre-paid accounts or through their existing bank accounts.

Fixed business

The principal services Telefónica offers in its fixed businesses in Europe and Latin America are:

•	Traditional fixed telecommunication services: Telefónica’s principal traditional fixed telecommunication services include PSTN lines; ISDN accesses; public telephone services; local, domestic and international long-distance and fixed-to-mobile communications services; corporate communications services; supplementary value added services (including call waiting, call forwarding, voice and text messaging, advanced voicemail services and conference-call facilities); video telephony; business oriented value-added services; intelligent network services; leasing and sale of handset equipment; and telephony information services.

•	Internet and broadband multimedia services: the principal Internet and broadband multimedia services include Internet service provider service; portal and network services; retail and wholesale broadband access through ADSL, naked ADSL (broadband connection without the monthly fixed line fee); narrowband switched access to Internet for universal service, and other technologies. Telefónica also offers high-speed Internet services through fiber to the home (FTTH) in certain markets (primarily Spain, Brazil and Chile) and VDSL-based services (primarily Spain, Czech Republic and Germany). The Company offers IPTV services, over-the-top network television services, and cable and satellite TV. In certain markets, advanced pay TV services are offered, such as high-definition TV (HDTV), Multiroom (allowing clients to watch different TV channels in different rooms) and Digital Video Recording (DVR). Telefónica provides VoIP services, as well as value-added services for the residential sector (including instant messaging, concerts and video clips by streaming video, e-learning, parental control, firewall protection, anti-virus protection, content download and personal computer sales). Value-added services for companies include “puesto integral/puesto informático”, a comprehensive work station including ADSL, computer and maintenance for a fixed price, along with VoIP services

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2012 Consolidated Financial Statements

•	Data and business-solutions services: the data and business-solutions services principally include leased lines; virtual private network, or VPN, services; fiber optics services; the provision of hosting and application, or ASP, service, including web hosting, managed hosting, content delivery and application, and security services; outsourcing and consultancy services, including network management, or CGP; and desktop services and system integration and professional services.

•	Wholesale services for telecommunication operators: the wholesale services for telecommunication operators principally include domestic interconnection services; international wholesale services; leased lines for other operators’ network deployment; and local loop leasing under the unbundled local loop regulation framework). It also includes bit stream services, bit stream naked, wholesale line rental accesses and leased ducts for other operators’ fiber deployment.

•	Cloud computing services, such as the Instant Servers services, Telefónica’s new global public cloud service for corporate clients. This entails high-performance virtual servers that are optimized for mobile and corporate applications (both fixed and mobile).

Telefónica, S.A.    229

2012 Consolidated Financial Statements

Share price performance

The main European markets were severely affected by the performance of the debt markets in 2012. During the first half of the year, rising risk premiums of countries in Southern Europe drove the Ibex 35 index down to its lowest level since March 2003 on July 24, 2012, after the Spanish risk premium reached 627.7 points, situating the Spanish ten-year bond yield at 7.5%. Despite this, during the latter half of the year, decisions taken by the European Union and the statements of the Chairman of the ECB led to a gradual reduction in the risk premium and the equities markets rebounded, ending 2012 with gains across Europe: EStoxx-50 +13.8%; DAX +29.1%; CAC-40 +15.2%; FTSE-100 +5.8% and FTSEMIB: +7.8).

The Spanish ten-year bond yield closed 2012 at 5.2% (5.0% at year-end 2011), while the spread compared to the German bond was 388.7 basis points (317.0 basis points at year-end 2011). This was reflected in the performance of the Spanish stock market which, despite gains in the second half of the year (+37% from lows in July), posted losses for the third consecutive year. The Ibex-35 index contracted by 4.7% in 2012 affected by the euro zone crisis, the rising risk premium and doubts surrounding the health of the financial sector.

Against this backdrop, Telefónica shares dropped by 23.9% (10.19 euros per share at year-end 2012), having performed more poorly than the sector in Europe (-10.7%). Other European operators also suffered declining share prices during the year: KPN: -59.8%; France Telecom: -31.3%; Telecom Italia: -17.8%; PT: -15.8; Vodafone: -13.7%; Deutsche Telekom: -3,0%. The total return on Telefónica shares in 2012 was -17.8% (including the dividends distributed throughout 2012).

At the 2011 year end, Telefónica featured among the world’s ten largest telecommunications company by market cap (46,375 million euros).

Daily trading volume in Telefónica shares on Spain’s continuous market was 42.9 million shares in 2012 (56.4 million shares in 2011).

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2012 Consolidated Financial Statements

Research, Development and Innovation

Telefónica remains firmly committed to technological innovation as an essential tool for achieving competitive advantages, anticipating market trends and differentiating its products. By introducing new technologies and developing new products and business processes, we seek to become a more effective, efficient and customer-oriented Group.

Telefónica has developed an open innovation model for the management of technological innovation to boost the application of technical research in the development of new commercial products and services. Telefónica focuses on certain applied research and development (R&D) priorities that are aligned with its strategy. Open innovation initiatives driving this model include the creation of a venture capital fund and involvement in business collaboration forums, among others. The model also promotes the use of knowledge developed at technology centers, universities and start-ups, among other sources, and encourages innovation in conjunction with other agents (e.g. customers, universities, public administrations, suppliers, content providers and other companies), making them “technological partners.” Telefónica believes it cannot rely solely on acquired technology to differentiate its products from those of its competitors and to improve its market positioning. It is also important to encourage R&D initiatives in an effort to achieve this differentiation and make inroads in other innovation activities. The Group’s R&D policy is geared towards:

•	developing new products and services in order to win market share;

•	boosting customer loyalty;

•	increasing revenue;

•	enhancing innovation management;

•	improving business practices;

•	increasing the quality of infrastructure services to improve customer service and reduce costs;

•	promoting global products;

•	supporting open innovation; and

•	creating value from the technology generated.

In 2012, the technological innovation projects undertaken focused on sustainable innovation, process efficiency, creation of new revenue streams, customer satisfaction, consolidation of operations in new markets and technological leadership.

Technical innovation activities are a key part of Telefónica’s strategy of creating value through latest-generation network communications and services.

In 2012, projects were undertaken to promote greater access to information technology, new services focused on new internet business models, advanced user interfaces, mobile television and other broadband services. These initiatives, among others, were undertaken based on our objective of rapidly identifying emerging technologies that could have a relevant impact on our businesses and pilot testing these technologies in new services, applications and platform prototypes.

Most of our R&D activities are carried out by Telefónica Investigación y Desarrollo, S.A.U. (Telefónica I+D), a wholly-owned subsidiary, which works mainly for the lines of business. In its operations, Telefónica I+D receives the assistance of other companies and universities. Telefónica I+D’s mission is centered on enhancing the Company’s competitive positioning by leveraging technological innovation and product development. Telefónica I+D undertakes experimental and applied research and new product development with the overriding goal of broadening the range of services offered and reducing operating costs.

Telefónica I+D’s technological innovation activities focus on certain areas:

Telefónica I+D’s works on new networks, primarily in collaboration with Telefónica’s Global Resources team. These activities are related with new radio access technologies (LTE-Advanced); network virtualization technologies, in line with the technology trend known as software defined networks (SDN); and network optimization and zero touch developments making networks more flexible and moldable and able to adapt dynamically to new digital consumer and service requirements.

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2012 Consolidated Financial Statements

R&D activities to develop new products and services are conducted as part of Telefónica Digital’s strategy. Indeed, Telefónica I+D’ forms the foundations of Telefónica Digital’s Product Development & Innovation Department. These activities include the following:

•	Natural P2P communication of the future, using the Internet, Web 2.0 and smartphones.

•	Video and multimedia services (combining text, audio, images and video) offering a user experience in all connected devices.

•	Advanced solutions in emerging ITC businesses such as e-health, and remote patient support or monitoring.

•	M2M (machine-to-machine) service management associated with energy efficiency and mobility.

•	Making use of user communication profiles to exploit opportunities to operate different products and business models (marketing campaigns, target marketing, contextual services, churn reduction, cross-selling, etc.)

Telefónica I+D’s also boasts scientific work groups with a more medium- to long-term focus and aim to look into opportunities relating to new networks and services and solutions to the technological challenges that arise.

At December 31, 2012, Telefónica I+D had 667 employees (653 employees in 2011).

Total I+D expense for 2012 amounted to 1,071 million euros, up 9% from the 983 million euros incurred in 2011 (797 million euros in 2010). This expense represents 1.7%, 1.6% and 1.3% of the Group’s consolidated revenue for 2012,2011 and 2010, respectively. These figures were calculated using guidelines of the Organization for Economic Co-operation and Development (OECD). Using these and other guidelines, there are R&D costs that, due to the length of projects and/or accounting classifications, are not entirely included in the consolidated statement of financial position.

In 2012, Telefónica registered 87 patents (95 patents in 2011), 78 of which were registered with the Spanish Patent and Trademark Office and (OEPM for its initials in Spanish) and nine with the United States Patent and Trademark Office (USPTO). Of the patents pending with the OEPM, 45 are Spanish (ES) applications, 29 European (EP) applications, and four international (PCT) applications.

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2012 Consolidated Financial Statements

Financing

The main financing transactions carried out in the bond market in 2012 are as follows:

			Nominal (millions)		Currency of
Item	Date	Maturity Date	Currency	Euros (1)	issuance	Coupon
EMTN Bonds	02/07/2012	02/07/2017	120	120	EUR	4.7500%
	02/21/2012	02/21/2018	1,500	1,500	EUR	4.7970%
	03/12/2012	03/12/2020	700	858	GBP	5.5970%
	03/30/2012	03/30/2017	1,250	50	CZK	3.9340%
	07/11/2012	07/11/2018	10,000	88	JPY	4.2500%
	09/19/2012	09/05/2017	1,000	1,000	EUR	5.8110%
	10/19/2012	01/20/2020	1,200	1,200	EUR	4.7100%
	12/14/2012	12/14/2018	250	207	CHF	2.7180%
	12/14/2012	12/14/2022	150	124	CHF	3.4500%
Telefónica Emisiones, S.A.U.
Debentures	09/10/2012	09/10/2017	2,000	742	BRL	100% CDI + 0.75% a.a.
Telefónica Brasil, S.A.
Bonds	10/12/2012	10/12/2022	500	379	USD	3.8750%
Telefónica Chile, S.A.
Bonds	09/27/2012	09/27/2022	750	568	USD	5.375%
Colombia Telecomunicaciones, S.A. ESP
Bonds	08/10/2012	08/10/2019	50	15	PEN	5.5313%
Telefónica Móviles, S.A. (Perú)
Debentures	11/29/2012	11/29/2022	1,165	1,165	EUR	4.1840%
Telefónica, S.A.

(1)	Exchange rate as at December 31, 2012

The main financing transactions carried out in the bank market in 2012 are as follows:

Item	Limit	Currency	Nominal (millions of euros)	Arrangement Date	Maturity Date
Telefónica, S.A
Bilateral loan	200	EUR	200	02/27/12	02/27/15
Syndicated loan Tranche D2 *	923	EUR	923	03/02/12	12/14/15
Telefonica Europe, B.V.
Syndicated loan Tranche D1 *	801	EUR	801	03/02/12	12/14/15
Syndicated loan Tranche E1	756	EUR	—	03/02/12	03/02/17
Syndicated loan Tranche E2 ***	1,469	GBP	—	03/02/12	03/02/17
Vendor Financing **	375	USD	284	01/05/12	01/31/22
Vendor Financing **	1,200	USD	—	08/28/12	10/31/23
Colombia
Bilateral loan	318,475	COP	137	09/27/12	09/27/19
Bilateral loan	600,000	COP	257	09/28/12	09/28/19
Czech Republic
Sindicated loan	3,000	CZK	119	09/27/12	09/27/16

*	Facility signed in GBP redenominated into EUR on 12/14/12 and available from 12/14/12
**	Facilities with amortization schedule
***	Available from 12/13/13

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2012 Consolidated Financial Statements

Transactions with treasury shares

At December 31, 2012, 2011 and 2010, Telefónica Group companies held the following shares in the Telefónica, S.A. parent company:

		Euros per share
	Number of shares	Acquisition price	Trading price	Market value*	%
Treasury shares at 12/31/12	47,847,810	10.57	10.19	488	1.05136%
Treasury shares at 12/31/11	84,209,364	15.68	13.39	1,127	1.84508%
Treasury shares at 12/31/10	55,204,942	17.01	16.97	937	1.20957%

(*)	Millions of euros

Telefónica, S.A. directly owns all treasury shares in the Group, except 1 share that is held by Telefónica Móviles Argentina, S.A. at December 31, 2012 and 2011 (16,896 treasury shares held by Telefónica Móviles Argentina, S.A. at December 31, 2010).

In 2010, 2011 and 2012 the following transactions involving treasury shares were carried out:

Number of shares
Treasury shares at 12/31/09	6,329,530

Acquisitions	52,650,000
Disposals	(810,151)
Employee share option plan	(2,964,437)

Treasury shares at 12/31/10	55,204,942

Acquisitions	55,979,952
Disposals	(24,075,341)
Employee share option plan (Note 20.a)	(2,900,189)

Treasury shares at 12/31/11	84,209,364

Acquisitions	126,489,372
Disposals	(76,569,957)
Employee share option plan (Note 20.a)	(2,071,606)
Capital reduction	(84,209,363)

Treasury shares at 12/31/12	47,847,810

The amount paid to acquire treasury shares in 2012 was 1,346 million euros (822 million euros and 897 million euros in 2011 and 2010, respectively).

On May 25, 2012, pursuant to the resolutions adopted in the General Shareholders’ Meeting of May 14, 2012, capital was reduced by redeeming 84,209,363 treasury shares, thereby reducing this caption by 1,321 million euros.

Treasury shares disposed of in 2012, 2011 and 2010 amounted to 801 million euros, 445 million euros and 14 million euros, respectively. The main disposals are as follows:

In November 2012, Telefónica submitted an offer to acquire and redeem the preference shares that it had indirectly issued in 2002 through its subsidiary Telefónica Finance USA, LLC totaling 2,000 million euros. The offer entails acquiring these shares at their par value, subject unconditionally and irrevocably to the simultaneous reinvestment in Telefónica, S.A. shares and the subscription of newly issued plain-vanilla bonds, in the following percentage:

a) 40% of the amount in treasury shares of Telefónica, S.A.

c) 60% of the amount of the bond subscription, of 600 euros nominal value, issued at face value.

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2012 Consolidated Financial Statements

97% of the holders of the preference shares accepted the offer, and therefore 76,365,929 treasury shares with a carrying amount of 815 million euros (exchange value of 776 million euros) were handed over, which are included under “Disposals” in 2012.

In addition to these disposals, on July 27, 2012, Group employees received 2,071,606 shares upon maturity of the first edition of the Global Employee Share Plan (GESP). In December 2012, the second phase of the GESP started, and 116,443 treasury shares were earmarked to meet the demand for shares of employees that have adhered to this plan.

The sales for 2011 included 371 million euros in respect of the Strategic Partnership Agreement with China Unicom.

Also in 2011, following the end of the third phase of the Performance Share Plan, a total of 2,446,104 treasury shares were added, corresponding to two derivative financial instruments arranged by the Company to meet its obligations to deliver treasury shares to managers and executives. A net 2,900,189 shares (33 million euros) was finally delivered. The fourth phase expired on June 30, 2012, with no shares being awarded.

At December 31, 2012, 2011 and 2010, Telefónica held 178 million, 190 million and 160 million purchase options on treasury shares, subject to physical settlement.

The Company also has a derivative financial instrument on approximately 28 million Telefónica shares, subject to net settlement, recognized under “Current financial assets” of the accompanying consolidated statement of financial position (26 million euros recognized under “Current interest-bearing debt”).

Telefónica, S.A.    235

2012 Consolidated Financial Statements

Risks and uncertainties facing the company

The Telefónica Group’s business is conditioned by a series of intrinsic risk factors that affect exclusively the Group, as well as a series of external factors that are common to businesses of the same sector. The main risks and uncertainties facing the Company which could affect its business, financial position and results, are as follows:

Group-related risks

Country risk (investments in Latin America)

At December 31, 2012, approximately 48.9% of the Telefónica Group’s revenue (approximately 49.6% of its assets) is generated by the Latin American segment (primarily in Brazil, Argentina, Venezuela, Chile and Peru); 78.3% of those assets are generated in countries classified as investment grade (Brazil, Chile, Peru, Colombia, Mexico, Uruguay and Panama) by some of the credit rating agencies. The Telefónica business is especially sensitive to any of the risks related to Latin America described in this section, particularly if they affect or arise in Brazil, which at December 31, 2012 accounted for 50.6% of assets and 44.6% of revenue from Latin American operations.

The Group’s investments and operations in Latin America could be affected by a series of risks related to economic, political and social factors in these countries, collectively denominated “country risk,” including risks related to the following:

•	government regulation or administrative polices may change unexpectedly, including changes that modify the terms and conditions of licenses and concessions and their renewal (or delay their approvals) which could negatively affect the Group’s interests in such countries;

•	the effects of inflation, currency depreciation or currency restrictions and other restraints on transfer of funds may be imposed. For example, in Venezuela, the official US Dollar to Bolivar fuerte exchange rate is established by the Central Bank of Venezuela and the Minister of Finance. Additionally, the acquisition of foreign currencies by Venezuelan companies to pay foreign debt or dividends is subject to the pre-authorization of the relevant Venezuelan authorities;

•	governments may expropriate or nationalize assets or increase their participation in the economy and companies; and

•	economic downturns, political instability and civil disturbances may negatively affect the Telefónica Group’s operations in such countries.

Foreign currency and interest rate risk

The Telefónica Group’s business is exposed to various types of market risks, above all the impact of changes in interest rates or foreign currency exchange rates.

At December 31, 2012, 23% of the Group’s net debt was at floating rates, while 20% was denominated in a currency other than the euro.

To illustrate the sensitivity of financial expenses to a change in short-term interest rates at December 31, 2012: (i) a 100 basis points increase in interest rates in all currencies in which Telefónica has a financial position at that date would lead to an increase in financial expenses of 96 million euros, (ii) whereas a 100 basis points decrease in interest rates in all currencies except the euro, dollar and the pound sterling, in order to avoid negative rates, would lead to a reduction in financial expenses of 36 million euros. These calculations were made assuming a constant currency and balance position equivalent to the position at that date and bearing in mind the derivative financial instruments arranged.

As for the impact on the income statement, specifically exchange gains and losses in the financial result at December 31, 2012, the impact of a 10% increase or decrease in the exchange rate would be 159 million euros (assuming a constant currency position with an impact on profit or loss at that date including derivative instruments arranged and that Latin American currencies would fall against the US dollar and the rest of the currencies against the euro by 10%).

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2012 Consolidated Financial Statements

The Telefónica Group uses a variety of strategies to manage this risk, mainly through the use of financial derivatives, which themselves are also exposed to risk, including counterparty risk. Furthermore, the Group’s risk management strategies may not achieve the desired effect, which could adversely affect the Group’s business, financial condition, results of operations and cash flows.

Dependence on external sources of financing

The performance, expansion and improvement of networks, the development and distribution of the Telefónica Group’s services and products, as well as the development and implementation of new technologies or the renewal of licenses require a substantial amount of financing.

The performance of financial markets in terms of liquidity, cost of credit, access and volatility, continues to be overshadowed by persisting uncertainty regarding certain factors such as the pace of economic recovery, the health of the international banking system or the concerns regarding the burgeoning deficits of some European countries. The worsening international financial market conditions caused by some of these factors could make it more difficult and more expensive to refinance existing financial debt (at December 31, 2012, gross maturities in 2013, including the net position in derivative financial instruments, certain current payables and expected early redemptions amounted to around 10,074 million euros, or 9,574 million euros should Telefónica elect not to exercise expected early redemptions, and in 2014 to 7,850 million euros) or arrange new debt if necessary, and more difficult and costly to raise funds from our shareholders.
Furthermore, obtaining financing on the international capital markets could also be restricted (in terms of access and cost) if Telefónica’s credit ratings are revised downwards, either due to lower solvency or operating performance, or as a result of a downgrade in the rating for Spanish sovereign risk by rating agencies. Any of these situations could have a negative impact on our ability to honor our debts.

Moreover, market conditions could make it harder to renew existing undrawn bilateral credit lines, 18% of which, at December 31, 2012, initially mature prior to December 31, 2013.

Risks related to the Company’s industry

Current global economic situation

The Telefónica Group’s business is impacted by general economic conditions in each of the countries in which it operates. The uncertainty about whether economic recovery will continue may negatively affect the level of demand from existing and prospective customers, as customers may no longer deem critical the services offered by the Group. The main macroeconomic factors that could have an adverse impact on consumption and, accordingly, demand for our services and the Telefónica Group’s results include the dearth of credit as banks adjust their balance sheets, trends in the labor market, further erosion of consumer confidence, with an immediate increase in saving rates, or needs for greater fiscal adjustment, which would undermine household income levels. This risk is higher in Europe, but less relevant in other countries where the Telefónica Group operates.

Similarly, the sovereign debt crisis in certain euro-area countries and rating downgrades in some of these countries should be taken into account. Any further deterioration in sovereign debt markets or greater restrictions on credit in the banking sector could have an adverse impact on Telefónica’s ability to raise financing and/or obtain liquidity. This could have a negative effect on the Group’s business, financial condition, results of operations or cash flows. In addition, there could be other possible follow-on effects from the economic crisis on the Group’s business, including insolvency of key customers or suppliers.

Lastly, in Latin America, the exchange rate risk in Venezuela (as reflected by the recent currency devaluation in February 2013) and Argentina (with a constant devaluation of the Argentinean peso against U.S. dollar) exists in relation to the negative impact any unexpected weakening in their currencies could have on cash flows from these countries. On February 8, 2013, the Venezuelan bolivar fuerte was devalued from 4.3 bolivar fuertes per U.S. dollar to 6.3 bolivar fuertes per U.S. dollar. The exchange-rate situation of the bolivar fuerte affects the estimates made by the Group of the net asset value of the foreign currency position related to investments in Venezuela, which translates to an approximate pre-tax loss of 438 million euros on the 2012 financial statements.

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2012 Consolidated Financial Statements

Highly regulated markets

As a multinational telecommunications company that operates in regulated markets, the Telefónica Group is subject to different laws and regulations in each of the jurisdictions in which it provides services and in which supranational regulators such as the European Union and national, state, regional and local authorities intervene to varying degrees and as appropriate. This regulation is strict in the countries in which the Company holds a significant market power position.

In Europe, wholesale mobile network termination rates came down in 2011. There were considerable reductions in many of the countries where the Group operates, notably in the UK (with a final reduction scheduled for 2015 and a decrease in prices of over 83% compared to the end of 2010) and Germany (cuts of over 50% since December 2010). In Spain, the schedule for reducing mobile call termination rates came into play on April 16, 2012, and the target price (1.09 euros) will be attained in July 2013, with a decrease of approximately 75% in wholesale prices. Other countries where rates will fall as from 2012 are the Czech Republic (slightly more than 49%), Ireland (approximately 72%) and Slovakia (approximately 58%).

Other services with regulated prices in Europe include call roaming, SMS and data services. The European Parliament and Council has approved the new Roaming III regulation which replaces all previous regulations. The objective of this Regulation is to set maximum prices for voice and SMS retail and wholesale services between July 2012 and July 2014, which will then be progressively reduced. It also regulates retail and wholesale data roaming charges for the first time.

Additionally, according to Roaming III, from July 2014, mobile operators would be forced to separate the sale of roaming services from their domestic services. This would allow users to choose a different operator for calls made in other Member States. Lastly, in relation to net neutrality, the new European regulatory framework establishes as a general principle the importance of ensuring European citizens have free internet access. Nevertheless, regulators could also adopt at any time measures or additional requirements to reduce roaming prices and fixed and/or mobile termination rates, and force Telefónica to provide third-party access to its networks.

Moreover, in Latin America there is tendency to review –and reduce– mobile network termination rates. For instance, reductions of 61% and 60% have been approved in Mexico and Chile, respectively. In Brazil, in October 2011, the regulator (Anatel) approved the fixed-mobile rate adjustment regulation, which entails a gradual reduction of these rates through to 2014 by applying a CPI-factor, which results in a reduction of approximately 29% in 2012-2014. The absolute decrease in public rates must be passed on to mobile interconnection rates (VU-M). In addition, there is a trend towards reductions in termination rates in Peru, Venezuela and Colombia.

The new regulatory principles established in Europe’s common regulatory framework, adopted in 2009 and transposed in the national legislation of each Member State in which Telefónica operated during 2011 and 2012 could result in increased regulatory pressure on the local competitive environment. Specifically, this framework supports the possibility of national regulators, in specific cases and under exceptional conditions, establishing the functional separation between the wholesale and retail businesses of operators with significant market power and vertically integrated operators, whereby they would be required to offer equal wholesale terms to third-party operators that acquire these products.

The recommendation on the application of the European regulatory policy to next-generation broadband networks drawn up by the European Commission (EC) could also play a key role in the incentives for operators to invest in net fixed broadband networks in the short-term and medium-term, thus affecting the outlook for the business and competition in this market segment. Nonetheless, the EC is currently drafting respective recommendations on cost accounting and non-discrimination, and it is expected that these recommendations, which will affect the earlier recommendation, will be approved in mid-2013. According to statements by Commissioner Kroes, initial evaluations are that the Commission could make the regulation for new generation networks more flexible in exchange for stricter measures on new operators concerning non-discrimination.

Meanwhile, as the Group provides most of its services under licenses, authorizations or concessions, it is vulnerable to economic fines for serious breaches and, ultimately, revocation or failure to renew these licenses, authorizations or concessions or the granting of new licenses to competitors for the provisions of services in a specific market.

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2012 Consolidated Financial Statements

The Telefónica Group pursues their renewal to the extent provided by the contractual conditions, though it cannot guarantee that it will always complete this process successfully or under the most beneficial terms for the Group. In many cases it must satisfy certain obligations, including, among others, minimum specified quality standards, service and coverage conditions and capital investment. Failure to comply with these obligations could result in fines or even revocation or forfeiture of the license, authorization or concession.

Additionally, the Telefónica Group could be affected by regulatory actions carried out by antitrust of competition authorities. These authorizations could prohibit certain actions, such as new acquisitions or specific practices, create obligations or lead to heavy fines. Any such measures implemented by the competition authorities could results in economic and/or reputational loss for the Group, in addition to a loss of market share and/or in harm to the future growth of certain businesses.

Highly competitive markets and markets subject to constant technological development

The Telefónica Group operates in markets that are highly competitive and subject to constant technological development. Therefore, it is subject to the effects of actions by competitors in these markets and its ability to anticipate and adapt to constant technological changes taking place in the industry.

To compete effectively, the Telefónica Group needs to successfully market its products and services and respond to both commercial actions by competitors and other competitive factors affecting these markets, anticipating and adapting promptly to technological changes, changes in consumer preferences and general economic, political and social conditions. Failure to do so appropriately could have an adverse impact on the Group’s financial condition, results of operations and cash flows.

New products and technologies arise constantly, while the development of existing products and technologies can render obsolete the products and services the Telefónica Group offers and the technology it uses. This means that Telefónica must invest in the development of new products, technology and services so it can continue to compete effectively with current or future competitors, and which may result in the decrease of the Group’s revenue margins. In this respect, margins from traditional voice and data business are shrinking, while new sources of revenues are deriving from mobile internet and connectivity services that are being launched. Research and development costs amounted to 1,071 million euros and 983 million euros in 2012 and 2011, respectively, representing 1.7% and 1.6% of the Group’s consolidated revenue, respectively.

One technology that telecommunications operators, including Telefónica (in Spain and Latin America), are focused on is the new FTTx-type network, which offers broadband access using optical fiber with superior services, e.g. internet speed of up to 100mb or HD television services. However, substantial investment is required to deploy these networks, which entails fully or partially substituting copper loop access with optic fiber. As things stand today, scant demand for the capabilities offered by these new networks to end users could make it difficult to quantify the return on investment and justify the high investment.

In addition, many of the aforementioned works directed to network upgrade and to offer new products or services are not entirely under the Telefónica Group’s control and could be constrained by applicable regulation.

Limitations on spectrum capacity could be costly and curtail growth.

Telefónica’s mobile operations in a number of countries may rely on the availability of spectrum. The Company’s failure to obtain sufficient or appropriate spectrum capacity or its capacity to assume the related costs, could have an adverse impact on the quality on the launching and provision of new services and on the Company’s ability to maintain the quality of existing services, which may adversely affect the Group’s financial condition, results of operations and cash flows

In 2012, Telefónica Ireland invested 127 million euros to obtain spectrum in the 800, 900 and 1800 MHz bands. On February 20, 2013, Telefónica UK was granted two blocks of 10 MHz in the 800 MHz spectrum band for the rollout of a nationwide 4G network, total investment was of approximately 645 million euros. Meanwhile, in 2012, an investment was made in spectrum capacity in Nicaragua amounting to 5 million euros. In Brazil, Vivo was awarded a block of band with “X” of 2500 MHz (20+20 MHz), including the 450 MHz band in certain states in 2012. In Venezuela, in August 2012, a concession agreement was signed between Telefónica Venezuela and the regulator for the additional 20 MHz in the 1900 MHz frequency that had been granted to this company. Also in August 2012, Telefónica Móviles Chile, S.A. was awarded radiofrequencies for 4G technology. As regards new spectrum allocations in the countries where the Telefónica Group operates, in 2013 we are expecting auctions to take place in Slovakia, Colombia and Uruguay.

Telefónica, S.A.    239

2012 Consolidated Financial Statements

Supplier failures

As a mobile and fixed telephony operator and provider of telecommunications services and products, the Telefónica Group, like other companies in the industry, depends upon a small number of major suppliers for essential products and services, mainly network infrastructure and mobile handsets. Telefónica Group depends on 13 handset suppliers and five network infrastructure suppliers, which together accounted for 80% of orders in 2012. These suppliers may, among other things, extend delivery times, raise prices and limit supply due to their own shortages and business requirements.

If these suppliers fail to deliver products and services to the Telefónica Group on a timely basis, it could jeopardize network deployment and expansion plans, which in some cases could adversely affect the Telefónica Group’s ability to satisfy its license terms and requirements or have an adverse impact on the Group’s business, financial condition, results of operations and cash flows.

Risks associated with unforeseen network interruptions

Unanticipated network interruptions as a result of system failures, including those due to network, hardware or software or cyber-attacks, which affect the quality of or cause an interruption in the Telefónica Group’s service, could lead to customer dissatisfaction, reduced revenues and traffic, costly repairs, penalties or other measures imposed by regulatory authorities and could harm the Telefónica Group’s reputation.

Telefónica attempts to mitigate these risks through a number of measures, including backup systems and protective systems such as firewalls, virus scanners and other physical and logical security. However, these measures are not always effective. Although the Telefónica Group has insurance policies to cover this type of incidents and risks, these policies may not be sufficient to cover all possible monetary losses, although the claims and loss in revenue caused by service interruptions to date have been covered by these policies.

Electromagnetic radio emissions and possible health risks

Currently, there is significant public concern regarding alleged potential effects of electromagnetic fields, emitted by mobile telephones and base stations, on human health. This social concern has caused certain governments and administrations to take measures that have hindered the deployment of the infrastructures necessary to ensure quality of service and affected the deployment criteria of new networks.

In May 2011, the specialized cancer research body of the World Health Organization (IARC) classified the electromagnetic fields in mobile telephony as “possibly carcinogenic,” a classification which also includes products such as coffee and pickled foods. The World Health Organization subsequently indicated, in its fact sheet no. 193 published in June 2011, that to date it cannot be confirmed that the use of a mobile telephone has adverse effects on health.

The most recent official study (to the best of our knowledge), published in 2012 by Advisory Group on Non-ionising Radiation (AGNIR), concludes that there are not convincing evidences showing that mobile phone technologies cause adverse effects in the health of individuals. It cannot be certain that future reports and medical studies establish a link between the electromagnetic signals or emissions of radio frequencies and health problems.

Irrespective of the scientific evidence that may be obtained and even though the Telefónica Group has considered these risks and has an action plan for the various countries in which it provides services to ensure compliance with codes of good practice and relevant regulations, this concern, may affect the capacity to capture or retain customers, discourage the use of mobile telephones, or lead to legal costs and other expenses.

Society’s worries about radiofrequency emissions could reduce the use of mobile telephones, which could cause the public authorities to implement measures restricting where transmitters and cell sites can be located and how they operate, and the use of our mobile devices, telephones and other products using mobile technology. This could lead to the Company being unable to expand or improve its mobile network. Furthermore, if any relevant authorities request that the thresholds of exposure to electromagnetic fields be reduced, the Company may have to invest in reconstructing its network to comply with these guidelines.

The adoption of new measures by governments or administrations or other regulatory interventions in this respect that may also arise in the future may adversely affect the Group’s business, financial condition, results of operations and cash flows.

Telefónica, S.A.    240

2012 Consolidated Financial Statements

Risk of asset impairment

The Telefónica Group reviews on an annual basis, or more frequently when the circumstances require it, the value of assets and cash-generating units, to assess whether their carrying values can be supported by the future expected cash flows, including, in some cases synergies allowed for in acquisition cost. Potential changes in the regulatory, business, economic or political environment may result in the need to introduce changes to estimates made and recognize impairment losses in goodwill, intangible assets or fixed assets.

Although the recognition of impairments of property, plant and equipment, intangible assets and financial assets results in a non-cash charge on the income statement, it could adversely affect the results of the Telefónica Group’s operations. In this respect, the Telefónica Group has experienced impairment losses on certain of its investments, affecting the results of the year in which they were made. In 2012, an impairment loss was recognized on the stake in Telco, S.p.A. which, coupled with the impact of the recovery of all the operational synergies considered at the time of the investment and the profit contribution for the year, resulted in a negative impact of 1,277 million euros. In 2012, an impairment loss in goodwill was recognized amounting to 414 million euros for Telefónica operations in Ireland which, combined with the write-off of the intangible asset associated with the customer portfolio allocated to this market, resulted in a negative impact of 527 million euros.

Risks associated with internet

Our internet access and hosting services may involve us in civil liability for illegal or illicit use of the internet. In addition, Telefónica, like all telecommunications services providers, may be held liable for the loss, release or inappropriate modification of the customer data stored on its services or carried by its networks

In most countries in which Telefónica operates, the provision of its internet access and hosting services (including the operation of websites with shelf-generated content) are regulated under a limited liability regime applicable to the content that it makes available to the public as a technical service provider, particularly content protected by copyright or similar laws. However, regulatory changes have been introduced imposing additional obligations on access providers (such as. blocking access to a website) as part of the struggle against some illegal or illicit uses of the internet, notably in Europe.

Other risks

Litigation and other legal proceedings

Telefónica and Telefónica Group companies are party to lawsuits and other legal proceedings in the ordinary course of their businesses, the financial outcome of which is unpredictable. An adverse outcome or settlement in these or other proceedings could result in significant costs and may have a material adverse effect on the Group’s business, financial condition, results of operations and cash flows.

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2012 Consolidated Financial Statements

Trend evolution

Telefónica is an integrated diversified telecommunications group that offers a wide range of services, mainly in Europe and Latin America. Its core business is the provision of fixed and mobile telephony, broadband, internet, data, pay TV and value added services, among others. The Group’s operations in 25 countries, managed through a regional organization geared towards certain businesses in global units, enable it to leverage the strong local positioning, as well as the advantages afforded by the scale, two features that have been reinforced by the opportunities arising from the Group’s holdings in and strategic alliances with China Unicom and Telecom Italia.

As a multinational telecommunications company that operates in regulated markets, Telefónica is subject to different laws and regulations in each of the jurisdictions in which it provides services. Telefónica expects the regulatory landscape to continue to change in Europe as a consequence of the revised regulations resulting from the implementation of the review of the common regulatory framework currently in place in the European Union. In addition, Telefónica may also face pressure from regulatory initiatives in some European countries regarding tariffs, the reform of rights of spectrum use and allocation, issues related to the quality of service, and the regulatory treatment of new broadband infrastructure deployments.

Telefónica faces intense competition in the vast majority of the markets it operates in, and is therefore subject to the effects of actions taken by its competitors. The intensity of the competition may deepen, which could have an impact on tariff structures, consumption, market share and commercial activity and negatively affect the number of customers, revenues and profitability.

However, Telefónica believes that it is in a strong competitive position in most of the markets where it operates, which it expects to help enable it to continue taking advantage of the growth opportunities that arise in these markets, such as by boosting both fixed and mobile broadband services and by furthering the development of services beyond connectivity, information technology services and related businesses. In this respect, Telefónica seeks to lead the industry by anticipating trends in the new digital environment.

Telefónica embarked on a restructuring in September 2011 with the aim of reinforcing its growth story, actively participating in the digital world and capturing the most of the opportunities afforded by its scale and industrial alliances. This new organization gave rise to two cross-cutting areas, Telefónica Digital and Telefónica Global Resources, in addition to the Telefónica Europe and Telefónica Latin America business segments. This structure should bolster Telefónica’s place in the digital world, enabling it to tap any growth opportunities arising in this environment, drive innovation, strengthen the product and services portfolio and maximize the advantages afforded by its global customer bases in an increasingly connected world. In addition, the creation of a Global Resources operating unit ensures the profitability and sustainability of the business by leveraging economies of scale and driving Telefónica’s transformation into a fully global company. Telefónica Europe’s and Telefónica Latin America’s objective is to shore up the results of the business and generate sustainable growth through available capacity, backed by the Global Corporation.

In Europe, customers remain at the core of the Group’s strategy and management priorities in the region in order to provide a high level of customer satisfaction with our services. With the objective of offering our customers the best value, we aim to boost the mobile broadband services, adding new products and services to our current services. In such a competitive market such as presently prevails, we will dedicate our efforts on reinforcing our market positioning. Another objective in coming years is to improve operating efficiency, for which we are rolling out several local and regional initiatives, such as network sharing agreements, with the support of Telefónica Global Resources.

In Telefónica Europe, in Spain, a transformation strategy was kicked off half way through 2011 to improve the Company’s competitive position in the market and boost the efficiency of its business model. This strategy has led to major changes in the sales and operating model, such as improvements to the value proposition and service quality by the end of 2011 through the launch of a new tariff portfolio, the elimination of subsidies to attract customers in March 2012, and the launch of Movistar Fusión (convergent offer meeting all home communication needs). Telefónica will continue to focus on service quality, improving the effectiveness of campaigns in the sales channel, and further increasing network quality and characteristics (by developing fiber optics). The aim of this strategy is to boost customer satisfaction by offering them a portfolio of products and services that best meets their communication needs.

Telefónica, S.A.    242

2012 Consolidated Financial Statements

In Latin America, Telefónica’s strategy is based on a regional model that captures growth and efficiency of scale without losing sight of the local management of the client. Telefónica expects the mobile business to continue to play a fundamental role as an engine of regional growth. That is why we will continue to improve the capacity and coverage of our networks, adapting our distribution channel to enhance the quality of our offerings both in voice and data in order to keep and attract high-value customers. Regarding the fixed telephony business, we will encourage the increase of broadband speed and expand the supply of bundled services. Meanwhile, we will further advance efficiency, in operational and commercial terms, and attempt to achieve further synergies by implementing global, regional and local projects.

In summary, in the context of intense competition and regulatory pressure on pricing, Telefónica aims to continue strengthening its business model to make it more efficient and capture the synergies arising from the integrated approach of businesses, processes and technologies, while focusing even more on the client and staying ahead of trends in the new digital world.

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2012 Consolidated Financial Statements

Events after the reporting period

The following events regarding the Telefónica Group took place between December 31, 2012 and the date of authorization for issue of the accompanying consolidated financial statements:

Financing

•	On January 22, 2013, Telefónica Emisiones, S.A.U., as part of the European Medium Term Note (“EMTN”) registered with the Financial Services Authority (FSA) in London and updated on June 12, 2012, issued bonds for an amount of 1,500 million euros maturing on January 23, 2023. These bonds are guaranteed by Telefónica, S.A.

•	In January 2013, repayments were made for a total amount of 1,830 million euros of the syndicated loan signed by Telefónica, S.A. on July 28, 2010.

•	On February 4, 2013 Telefónica Emisiones, S.A.U. redeemed bonds that were issued on July 2, 2007, for an amount of 750 million US dollars and 850 million US dollars (approximately 1,213 million euros). These bonds were guaranteed by Telefónica, S.A.

•	On February 14, 2013 Telefónica Emisiones, S.A.U. redeemed bonds that were issued on October 31, 2004, for an amount of 1,500 million US dollars. These bonds were guaranteed by Telefónica, S.A.

•	On February 21, 2013, Telefónica, S.A. arranged financing for the purchase of capital goods from suppliers worth 206 million euros maturing in 2016. At the date of authorization for issue of these consolidated financial statements, no amount of this financing had been drawn down.

•	On February 22, 2013, Telefónica, S.A. arranged financing for the purchase of capital goods worth 1,001 million US dollars (approximately 759 million euros). At the date of authorization for issue of these consolidated financial statements, no amount of this financing had been drawn down.

•	On February 22, 2013, Telefónica, S.A. arranging refinancing of 1,400 million euros for Tranche A2 (initially for 2,000 million euros with expected maturity on July 28, 2014) of the 8,000 million euros syndicated loan arranged on July 28, 2010. This refinancing entails two tranches: a syndicated loan of 700 million euros maturing in 2017 and a syndicated loan of 700 million euros maturing in 2018.

Devaluation of the Venezuelan bolívar

On February 8, 2013, the Venezuelan bolívar was devalued from 4.3 bolívars per US dollar to 6.3 bolívars per US dollar.

The new exchange rate of 6.3 bolívars per US dollar will be used from 2013 in the conversion of financial information on Venezuelan subsidiaries. The main aspects to be considered in 2013 are as follows:

•	The decrease of the Telefónica Group’s net assets in Venezuela as a result of the conversion to euros at the new exchange rate with a balancing entry in Group equity of approximately 1,000 million euros, based on the net assets as at December 31, 2012.

•	As part of the decrease mentioned above, the value in euros of the net financial assets denominated in bolívars will drop by approximately 873 million euros, considering the balance at December 31, 2012.

The income and cash flows from Venezuela will be converted at the new devalued closing exchange rate from January 1, 2013.

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2012 Consolidated Financial Statements

UK spectrum auction

On February 20, 2013, Telefónica UK Limited won two 10 MHz blocks in the 800 MHz spectrum band in the UK spectrum auction.

Total investment by Telefónica UK in new frequencies amounted to 550 million pounds sterling (approximately 645 million euros)

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2012 Consolidated Financial Statements

Annual Corporate Governance Report

A. Ownership structure

A.1	Complete the following table on the company’s share capital:

Date of last modification	Share capital (€)	Number of shares	Number of voting rights
06-08-2012	4,551,024,586.00	4,551,024,586	4,551,024,586

Indicate whether different types of shares exist with different associated rights:

No

A.2	List the direct and indirect holders of significant ownership interests in your organization at year-end, excluding directors:

Name or corporate name of shareholder	Number of direct voting rights	Number of indirect voting rights (*)	% of total voting rights
Banco Bilbao Vizcaya Argentaria, S.A.	261,514,757	283,680	5.753
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	0	254,697,815	5.596
Blackrock, Inc.	0	177,257,649	3.895

Name or corporate name of indirect shareholder	Through: name or corporate name of direct shareholder	Number of direct voting rights	% of total voting rights
Banco Bilbao Vizcaya Argentaria, S.A.	BBVA Broker Correduria de Seguros y Reaseguros, S.A.	7,856	0.000
Banco Bilbao Vizcaya Argentaria, S.A.	BBVA Seguros, S.A. de Seguros y Reaseguros	268,324	0.006
Banco Bilbao Vizcaya Argentaria, S.A.	UNNIM GESFONS SGIIC,S.A.	7,500	0.000
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Caixabank, S.A.	253,970,964	5.581
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Compañía Andaluza de Rentas e Inversiones, S.A.	682,500	0.015
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	VidaCaixa, S.A. de Seguros y Reaseguros	44,351	0.001
Blackrock, Inc.	Blackrock Investment Management (UK)	177,257,649	3.895

Indicate the most significant movements in the shareholder structure during the year.

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2012 Consolidated Financial Statements

A.3	Complete the following tables on company directors holding voting rights through company shares.

Name or corporate name of director	Number of direct voting rights	Number of indirect voting rights (*)	% of total voting rights
Mr. César Alierta Izuel	4,339,383	80,053	0.097
Mr. Isidro Fainé Casas	508,875	0	0.011
Mr. José María Abril Pérez	94,586	108,386	0.004
Mr. Julio Linares López	418,946	1,887	0.009
Mr. José María Álvarez-Pallete López	325,734	0	0.007
Mr. Alfonso Ferrari Herrero	586,352	19,499	0.013
Mr. Antonio Massanell Lavilla	2,346	0	0.000
Mr. Carlos Colomer Casellas	17,102	95,448	0.002
Mr. Francisco Javier de Paz Mancho	55,273	0	0.001
Mr. Gonzalo Hinojosa Fernández de Angulo	87,725	447,474	0.012
Mr. Ignacio Moreno Martínez	12,713	0	0.000
Mr. José Fernando de Almansa Moreno-Barreda	19,449	0	0.000
Mr. Luiz Fernando Furlán	34,035	0	0.001
Ms. María Eva Castillo Sanz	97,089	0	0.002
Mr. Pablo Isla Álvarez de Tejera	8,816	0	0.000
Mr. Peter Erskine	71,081	0	0.002
Mr. Santiago Fernández Valbuena	505,949	50,000	0.012
% of total voting rights held by the Board of Directors
			0.176

Complete the following tables on share options held by directors:

Name or corporate name of director	Number of direct share options	Number of indirect share options	Equivalent number of shares	% of total voting rights
Mr. César Alierta Izuel	170,897	0	170,897	0.004
Mr. César Alierta Izuel (2)	100,000	0	10,000,000	0.002
Mr. César Alierta Izuel (3)	574,334	0	897,397	0.013
Mr. Julio Linares López	128,173	0	128,173	0.003
Mr. Julio Linares López (2)	163,828	0	255,983	0.004
Mr. José María Álvarez-Pallete López	77,680	0	77,680	0.002
Mr. José María Álvarez-Pallete López (2)	267,650	0	418,204	0.006
Ms. María Eva Castillo Sanz	95,864	0	149,787	0.002
Mr. Santiago Fernández Valbuena	77,680	0	77,680	0.002
Mr. Santiago Fernández Valbuena (2)	182,742	0	285,536	0.004

A.4	Indicate, as applicable, any family, commercial, contractual or corporate relationships between owners of significant shareholdings, insofar as these are known by the company, unless they are insignificant or arise from ordinary trading or exchange activities.

A.5	Indicate, as applicable, any commercial, contractual or corporate relationships between owners of significant shareholdings, and the company and/or its group, unless they are insignificant or arise from ordinary trading or exchange activities.

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2012 Consolidated Financial Statements

Name or company name of related party	Type of relationship	Brief description

Banco Bilbao Vizcaya Argentaria, S.A.	Corporate	Joint shareholding with Telefónica Móviles España, S.A.U. in Mobipay España, S.A.

Banco Bilbao Vizcaya Argentaria, S.A.	Corporate	Joint shareholding of Banco Bilbao Vizcaya Argentaria, S.A. or any of the Group Companies with Telefónica, S.A.,” in Telefónica Factoring, S.A., Telefónica Factoring Perú, S.A.A., Telefónica Factoring Colombia, S.A., Telefónica Factoring Brasil, S.A., Telefónica Factoring México, S.A. de C.V. SOFOM, ENR, and Telefónica Factoring Chile, S.A.

Caja de Ahorros y pensiones de Barcelona, “La Caixa”	Corporate	Joint shareholding of Caixabank, S.A. with Telefónica, S.A. and Banco Bilbao Vizcaya Argentaria, S.A. or any of the Group Companies in Telefónica Factoring, S.A., Telefónica Factoring Perú, S.A.A., Telefónica Factoring Colombia, S.A., Telefónica Factoring Brasil, S.A., Telefónica Factoring México, S.A. de C.V. SOFOM, ENR, and Telefónica Factoring Chile, S.A.

A.6	Indicate whether any shareholders’ agreements have been notified to the company pursuant to article 112 of the Securities’ Market Act (Ley del Mercado de Valores). Provide a brief description and list the shareholders bound by the agreement, as applicable.

Yes

% of share capital affected

0.87

Brief description of the agreement:

In accordance with the provisions of article 112, section 2 of the Securities Market Act 24/1988, of July 28 (currently replaced by article 531 section 1 of the revised text of the Corporate Enterprises Act approved by Royal Legislative decree 1/2010, of 2 July), on 22 October 2009, the Company notified the Spanish Securities Market Commission in writing that on September 6, 2009 it had entered into a mutual share exchange agreement between Telefónica and China Unicom (Hong Kong) Limited, whose clauses 8.3 and 9.2 are considered a shareholder agreement as per article 518 of the Corporate Enterprises Act. By virtue of these clauses, Telefónica, while the strategic alliance agreement is in force, is bound not to offer, issue or sell a significant number of its shares or any convertible security or security that confers the right to subscribe or acquire a significant number of shares of Telefónica, S.A. to any of the main competitors of China Unicom (Hong Kong) Limited, at the moment. In addition, China Unicom (Hong Kong) Limited, undertook for a period of one year not to sell, use or transfer, directly or indirectly, its share in Telefónica’s voting share capital (excluding intragroup transfers). This undertaking was deprived of effect as with the aforementioned period of one year having expired.

At the same time, both parties also assumed similar obligations as the ones refered above with respect to the share capital of China Unicom (Hong Kong) Limited.

This mutual share exchange agreement, which includes the shareholder agreement, was filed in the Madrid Mercantile Registry on November 24, 2009.

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2012 Consolidated Financial Statements

Parties to the shareholders’ agreement
China Unicom (Hong Kong) Limited
Telefónica, S.A.

A.7	Indicate whether the company is aware of the existence of any concerted actions among its shareholders. Give a brief description as applicable.

No

Expressly indicate any amendments to or termination of such agreements or concerted actions that could have taken place during the year.

On January 23, 2011, Telefónica, S.A. and China Unicom (Hong Kong) Limited (“China Unicom”) signed an extension to their Strategic Partnership Agreement, in which both companies agreed to strengthen and deepen their strategic cooperation in certain business areas, and committed to investing the equivalent of 500 million US dollars in ordinary shares of the other party. Telefónica agreed to acquire through its subsidiary Telefónica Internacional, S.A.U. a number of China Unicom shares to the value of 500 million US dollars from third parties, within nine months from the agreement date. Additionally in recognition of China Unicom’s stake in Telefónica, the latter commits to proposing the appointment of a board member nominated by China Unicom in the next General Shareholders’ Meeting, in accordance with prevailing legislation and the Company’s Bylaws. Executing the stated before, the General Shareholders’ Meeting held on May 18, 2011 duly approved the appointment of China Unicom’s nominee, Mr. Chang Xiaobing, as member of the Board of Directors.

China Unicom completed the acquisition of Telefónica shares on January 28, 2011, giving it ownership of 1.37% of the Company’s capital.

One the other hand, the Telefónica Group purchased China Unicom shares during 2011 to the amount of 358 million euros. At December 31, 2011, the Telefónica Group held a 9.57% stake in the company.

On July 10, 2012, Telefónica, S.A. through its wholly-owned subsidiary Telefónica Internacional, S.A.U., and China United Network Communications Group Company Limited, through a wholly-owned subsidiary, signed an agreement for the purchase by the latter of 1,073,777,121 shares in China Unicom (Hong Kong) Limited owned by Telefónica, equivalent to 4.56% of total capital in that company.

After securing the regulatory authorizations requisite, on July 30, 2012 the sales transaction was completed.

Subsequent to the transaction, bothTelefónica and China Unicom remain firmly committed to their strategic partnership.

Telefónica has agreed not to sell the shares it holds directly and indirectly in China Unicom for a period of 12 months as from the date of the agreement.

Telefónica will also continue to enjoy representation on China Unicom’s board of directors, while Telefónica’s Board of Directors will continue to include a representative of China Unicom.

A.7	Indicate whether any individuals or bodies corporate currently exercise control or could exercise control over the company in accordance with article 4 of the Spanish Securities’ Market Act. If so, identify.

No

A.8	Complete the following tables on the company’s treasury shares.

At the close of the financial year:

Number of shares held directly	Number of shares held indirectly (*)	% of total share capital
47,847,809	1	1.051
(*)	Through:

Name or corporate name of direct shareholder	Number of shares held directly
Telefónica Móviles Argentina, S.A.	1

Total	1

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Give details of any significant changes during the year, in accordance with Royal Decree 1362/2007.

Date of notification	Total number of direct shares acquired	Total number of indirect shares acquired	% of total share capital
14/02/2012	46,947,192	15,177	1.021
21/05/2012	49,627,388	0	1.087
30/10/2012	47,640,860	0	1.047

Gain/(loss) on treasury shares sold during the year (thousands of euros)

-39,582

A.9	Give details of the applicable conditions and time periods governing any resolutions of the General Shareholders’ Meeting authorizing the Board of Directors to purchase and/or transfer the treasury shares.

At Telefónica’s Ordinary General Shareholders’ Meeting held on June 2, 2010, the shareholders resolved to renew the authorization granted at the GSM of June 23, 2009, for the derivative acquisition of treasury stock, either directly or through Group companies, in the terms literally transcribed below:

“To authorize, pursuant to the provisions of Section 75 et seq. of the Spanish Companies Act [Ley de Sociedades Anónimas, or LSA for its initials in Spanish], the derivative acquisition by Telefónica, S.A. –either directly or through any of the subsidiaries of which it is the controlling company– at any time and as many times as it deems appropriate, of its own fully- paid shares through purchase and sale, exchange or any other legal transaction.

The minimum price or consideration for the acquisition shall be equal to the par value of the shares of its own stock acquired, and the maximum acquisition price or consideration for the acquisition shall be equal to the listing price of the shares of its own stock acquired by the Company on an official secondary market at the time of the acquisition.

Such authorization is granted for a period of 5 years as from the date of this General Shareholders’ Meeting and is expressly subject to the limitation that the par value of the Company’s own shares acquired pursuant to this authorization added to those already held by Telefónica, S.A. and any of its controlled subsidiaries shall at no time exceed the maximum amount permitted by the Law at any time, and the limitations on the acquisition of the Company’s own shares established by the regulatory Authorities of the markets on which the shares of Telefónica, S.A. are traded shall also be observed.

It is expressly stated for the record that the authorization granted to acquire shares of its own stock may be used in whole or in part to acquire shares of Telefónica, S.A. that it must deliver or transfer to directors or employees of the Company or of companies of its Group, directly or as a result of the exercise by them of option rights, all within the framework of duly approved compensation systems referencing the listing price of the Company’s shares.

To authorize the Board of Directors, as broadly as possible, to exercise the authorization granted by this resolution and to implement the other provisions contained therein; such powers may be delegated by the Board of Directors to the Executive Commission, the Executive Chairman of the Board of Directors, the Chief Operating Officer or any other person expressly authorized by the Board of Directors for such purpose.

To deprive of effect, to the extent of the unused amount, the authorization granted under Item IV on the Agenda by the Ordinary General Shareholders Meeting of the Company on June 23, 2009”

Telefónica, S.A.    250

2012 Consolidated Financial Statements

A.10	Indicate, as applicable, any restrictions imposed by Law or the company’s bylaws on exercising voting rights, as well as any legal restrictions on the acquisition or transfer of ownership interests in the share capital.

Indicate whether there are any legal restrictions on exercising voting rights:

No

Maximum percentage of voting rights a shareholder can exercise in accordance with legal restrictions

0

Indicate whether there are any restrictions included in the bylaws on exercising voting rights.

Yes

Maximum percentage of voting rights a shareholder can exercise in accordance with the company’s bylaws

10.000

Description of restrictions on the exercise of voting rights, under law or the company’s bylaws

According to Article 21 of the Company’s Bylaws, no shareholder can exercise votes in respect of more than 10 per cent of the total shares with voting rights outstanding at any time, irrespective of the number of shares they may own This restriction on the maximum number of votes that each shareholder can cast refers solely to shares owned by the shareholder concerned and cast on their own behalf. It does not include additional votes cast on behalf of other shareholders who may have appointed them as proxy, who are themselves likewise restricted by the 10 per cent voting ceiling.

The 10 per cent limit described above also applies to the number of votes that can be cast either jointly or separately by two or more legal entity shareholders belonging to the same corporate group and to the number of votes that may be cast altogether by an individual or legal entity shareholder and any entity or entities that they directly or indirectly control and which are also shareholders.

Besides, in relation to the above and in accordance with the provisions of article 527 of the Corporate Enterprises Act, any clauses in the bylaws of listed corporations that directly or indirectly restrict the number of shares that may be cast by a single shareholder by shareholders belonging to the same group or by any parties acting together with the aforementioned, will rendered null and void when, subsequent to a takeover bid, the buyer has a stake equal to or over 70% of share capital which confers voting rights, unless the buyer was not subject to neutralization measures to prevent a takeover bid or had not adapted these measures accordingly.

Indicate if there are any legal restrictions on the acquisition or transfer of share capital.

No

A.11	Indicate whether the General Shareholders’ Meeting has agreed to take neutralization measures to prevent a public takeover bid by virtue of the provisions of Act 6/2007.

No

If applicable, explain the measures adopted and the terms under which these restrictions may be lifted.

Telefónica, S.A.    251

2012 Consolidated Financial Statements

B. Company management structure

B.1 Board of Directors

B.1.1	List the maximum and minimum number of directors as set out in the bylaws.

Maximum number of directors	20
Minimum number of directors	5

B.1.2	Complete the following table with board members’ details:

Name or corporate name of director	Representative	Position on the board	Date of first appointment	Date of last appointment	Election procedure
Mr. César Alierta Izuel	—	Chairman	01/29/1997	05/14/2012	Vote at General Shareholders’ Meeting
Mr. Isidro Fainé Casas	—	Vice Chairman	01/26/1994	05/18/2011	Vote at General Shareholders’ Meeting
Mr. José María Abril Pérez	—	Vice Chairman	07/25/2007	04/22/2008	Vote at General Shareholders’ Meeting
Mr. Julio Linares López	—	Vice Chairman	12/21/2005	05/18/2011	Vote at General Shareholders’ Meeting
Mr. José María Álvarez-Pallete López	—	Chief Executive Officer	07/26/2006	05/14/2012	Vote at General Shareholders’ Meeting
Mr. Alfonso Ferrari Herrero	—	Director	03/28/2001	05/18/2011	Vote at General Shareholders’ Meeting
Mr. Antonio Massanell Lavilla	—	Director	04/21/1995	05/18/2011	Vote at General Shareholders’ Meeting
Mr. Carlos Colomer Casellas	—	Director	03/28/2001	05/18/2011	Vote at General Shareholders’ Meeting
Mr. Chang Xiaobing	—	Director	05/18/2011	05/18/2011	Vote at General Shareholders’ Meeting
Mr. Francisco Javier de Paz Mancho	—	Director	12/19/2007	04/22/2008	Vote at General Shareholders’ Meeting
Mr. Gonzalo Hinojosa Fernández de Angulo	—	Director	04/12/2002	05/14/2012	Vote at General Shareholders’ Meeting
Mr. Ignacio Moreno Martínez	—	Director	12/14/2011	05/14/2012	Vote at General Shareholders’ Meeting
Mr. José Fernando de Almansa Moreno-Barreda	—	Director	02/26/2003	04/22/2008	Vote at General Shareholders’ Meeting
Mr. Luiz Fernando Furlán	—	Director	01/23/2008	04/22/2008	Vote at General Shareholders’ Meeting
Ms. María Eva Castillo Sanz		Director	01/23/2008	04/22/2008	Vote at General Shareholders’ Meeting
Mr. Pablo Isla Álvarez de Tejera	—	Director	04/12/2002	05/14/2012	Vote at General Shareholders’ Meeting
Mr. Peter Erskine	—	Director	01/25/2006	05/18/2011	Vote at General Shareholders’ Meeting
Mr. Santiago Fernández Valbuena	—	Director	09/17/2012	09/17/2012	Cooption
Total number of directors
18

Indicate any board members who left during the reporting period.

Name or corporate name of director	Status of the director at the time	Leaving date
Mr. David Arculus	Independent	09/17/2012

Telefónica, S.A.    252

2012 Consolidated Financial Statements

B.1.3	Complete the following tables on board members and their respective categories:

EXECUTIVE DIRECTORS

Name or corporate name of director	Committee proposing appointment	Post held in the company
Mr. César Alierta Izuel	Nominating, Compensation and Corporate Governance Committee	Executive Chairman
Mr. José María Álvarez-Pallete López	Nominating, Compensation and Corporate Governance Committee	Chief Operating Officer (C.O.O.)
Ms. María Eva Castillo Sanz	Nominating, Compensation and Corporate Governance Committee	Chairwoman Telefónica Europe
Mr. Santiago Fernández Valbuena	Nominating, Compensation and Corporate Governance Committee	Chairman Telefónica Latin America
Total number of executive directors		4
% of the board		22.222

EXTERNAL PROPRIETARY DIRECTORS

Name or corporate name of director	Committee proposing appointment	Name or corporate name of significant shareholder represented or proposing appointment
Mr. Isidro Fainé Casas	Nominating, Compensation and Corporate Governance Committee	Caja de Ahorros y Pensiones de Barcelona, “la Caixa”
Mr. José María Abril Pérez	Nominating, Compensation and Corporate Governance Committee	Banco Bilbao Vizcaya Argentaria, S.A.
Mr. Antonio Massanell Lavilla	Nominating, Compensation and Corporate Governance Committee	Caja de Ahorros y Pensiones de Barcelona, “la Caixa”
Mr. Chang Xiaobing	Nominating, Compensation and Corporate Governance Committee	China Unicom (Hong Kong) Limited
Mr. Ignacio Moreno Martínez	Nominating, Compensation and Corporate Governance Committee	Banco Bilbao Vizcaya Argentaria, S.A.
Total number of proprietary directors		5
% of the board		27.778

INDEPENDENT EXTERNAL DIRECTORS

Name or corporate name of director	Profile
Mr. Alfonso Ferrari Herrero	Industrial Engineer. Formerly Executive Chairman of Beta Capital, S.A. and senior manager at Banco Urquijo.
Mr. Carlos Colomer Casellas	Graduate in Economics. Chairman of the Colomer Group.
Mr. Francisco Javier de Paz Mancho	Graduate in Information and Advertising. Law Studies. IESE Business Management Program. Formerly Chairman of the State- owned company MERCASA.
Mr. Gonzalo Hinojosa Fernández de Angulo	Industrial Engineer. Formerly Chairman and CEO of Cortefiel Group.
Mr. Luiz Fernando Furlán	Degrees in chemical engineering and business administration, specializing in financial administration. From 2003 to 2007 he was Minister of Development, Industry and Foreign Trade of Brazil.
Mr. Pablo Isla Álvarez de Tejera	Law Graduate. Member of the Body of State Lawyers (on sabbatical). Chairman and CEO of Inditex, S.A.
Mr. Peter Erskine	Psychology Graduate. Was General manager of Telefónica Europe until 2007. Currently Chairman of Ladbrokes, Plc.
Total number of independent directors	7
% of the board	38.889

Telefónica, S.A.    253

2012 Consolidated Financial Statements

OTHER EXTERNAL DIRECTORS

Name or corporate name of director	Committee proposing appointment
Mr. Julio Linares López	Nominating, Compensation and Corporate Governance Committee
Mr. José Fernando de Almansa Moreno-Barreda	Nominating, Compensation and Corporate Governance Committee
Total number of other external directors	2
% of the board	11.111

Telefónica, S.A.    254

2012 Consolidated Financial Statements

List the reasons why these cannot be considered proprietary or independent directors and detail their relationships with the company, its executives or shareholders.

Name or corporate name of director	Reasons	Company, executive or shareholder with whom the relationship is maintained

Mr. Julio Linares López	On September 17, 2012, Mr. Julio Linares López resigned from his post as COO of Telefónica, S.A. and his managerial post in the Telefónica Group and therefore went from being an Executive Director to being classified in the “Other External Directors” category.	Telefónica, S.A.
Mr. José Fernando de Almansa Moreno-Barreda

Mr. de Almansa was appointed a Member of the Board of Directors of Telefónica, S.A. with the qualification of independent Director, on February 26, 2003, following a favorable report from the Nominating, Compensation and Corporate Governance Committee.

In accordance with the criteria established in the Unified Code on Good Governance with regard to the qualification of Directors and taking into account the concurrent circumstances in this specific case, the Company considers that Mr. Almansa belongs to the category of “other external Directors”, for the following reasons:

•    He is an alternate Director (independent and non-proprietary) of Grupo Financiero BBVA Bancomer, S.A. de C.V. (controlling company of BBVA Group related to financial services in Mexico) and of BBVA Bancomer, S.A., and has never had an executive role.

•    He was the CEO of the Mexican company Servicios Externos de Apoyo Empresarial, S.A. de C.V., belonging to the BBVA Group, until March 2008.

BBVA Bancomer

List any changes in the category of each director which have occurred during the year.

Name or corporate name of director	Date of change	Previous classification	Current classification
Mr. Julio Linares López	09/17/2012	Executive	Other external
Ms. María Eva Castillo Sanz	09/17/2012	Independent	Executive
Mr. Peter Erskine	12/31/2012	Other external	Independent

Telefónica, S.A.    255

2012 Consolidated Financial Statements

B.1.4	Explain, when applicable, the reasons why proprietary directors have been appointed upon the request of shareholders who hold less than 5% of the share capital:

Name or corporate name of shareholder	Reasons
China Unicom (Hong Kong) Limited

As explained in section A.6 of this report, on January 23, 2011, expanding on their existing strategic partnership, Telefónica, S.A. and China Unicom (Hong Kong) Limited (“China Unicom”) signed an extension to their Strategic Partnership Agreement, in which both companies agreed to strengthen and deepen their strategic cooperation in certain business areas, and committed to investing the equivalent of 500 million US dollars in ordinary shares of the other party. Telefónica also agreed to propose the appointment of a board member nominated by China Unicom in the next General Shareholders’ Meeting, in accordance with prevailing legislation and the Company’s Bylaws.

The General Shareholders’ Meeting held on May 18, 2011 approved the appointment of China Unicom’s nominee, Mr. Chang Xiaobing, as member of the Board of Directors in accordance with the addendum to the Strategic Partnership Agreement signed in January 2011. This commitment to China Unicom is a consequence of the Strategic Partnership, which is intended to strengthen Telefónica’s position in the global communications market.

Provide details of any rejections of formal requests for board representation from shareholders whose equity interest is equal to or greater than that of other shareholders who have successfully requested the appointment of proprietary directors. If so, explain why these requests have not been entertained:

No

B.1.5	Indicate whether any director has resigned from office before their term of office has expired, whether that director has given the board his/her reasons and through which channel. If made in writing to the whole board, list below the reasons given by that director:

Yes

Name of director	Reasons for resignation
Mr. David Arculus	Mr. David Arculus tendered his voluntary resignation as director of Telefónica, S.A. based on personal issues to the Chairman of the Board through a letter dated September 14, 2012. The rest of the Board was duly notified at the meeting held on September 17, 2012.

B.1.6	Indicate what powers, if any, have been delegated to the Chief Executive Officer:

• Mr. César Alierta Izuel – Executive Chairman (Chief Executive Officer)

The Chairman of the Company, as the Chief Executive Officer, has been expressly delegated all the powers of the Board of Directors, except those that cannot be delegated by Law, by the Company Bylaws, or by the Regulations of the Board of Directors which establishes, in Article 5.4, the competencies that the Board of Directors reserves itself, and may not delegate.

Article 5.4 specifically stipulates that the Board of Directors reserves the power to approve: (i) approve the general policies and strategies of the Company; (ii) evaluate the performance of the Board of Directors, its Committees and the Chairman; (iii) appoint Senior Executives, as well as the remuneration of Directors and Senior Executives; and (iv) decide strategic investments.

Telefónica, S.A.    256

2012 Consolidated Financial Statements

• Mr. José María Álvarez-Pallete – Chief Operating Officer

The Chief Operating Officer has been delegated those powers of the Board of Directors related to the management of the business and the performance of the highest executive functions over all the Company’s business areas, except those which cannot be delegated by Law, under the Company Bylaws or according to the Regulations of the Board of Directors.

B.1.7	List the directors, if any, who hold office as directors or executives in other companies belonging to the listed company’s group:

Name or corporate name of director	Corporate name of the group company	Post
	Telefónica Chile, S.A.	Alternate Director
Mr. Alfonso Ferrari Herrero	Telefónica del Perú, S.A.A.	Director
	Telefónica Brasil, S.A.	Director
Mr. Francisco Javier de Paz Mancho	Telefónica de Argentina, S.A.	Director
Mr. Gonzalo Hinojosa Fernández de Angulo	Telefónica del Perú, S.A.A.	Director
	Telefónica Brasil, S.A.	Director
Mr. José Fernando de Almansa Moreno-Barreda	Telefónica Móviles México, S.A. de C.V.	Director
Mr. Luiz Fernando Furlán	Telefónica Brasil, S.A.	Director
	Telefónica Czech Republic, A.S.	Chairman of Supervisory Board
	Telefónica Deutschland Holding, A.G.	Chairman of Supervisory Board
Ms. María Eva Castillo Sanz	Telefónica Europe, Plc.	Chairwoman
	Colombia Telecomunicaciones, S.A. Esp	Director
	Telefónica América, S.A.	Chairman
	Telefónica Brasil, S.A.	Vice Chairman
	Telefónica Capital, S.A.	Sole Director
	Telefónica Chile, S.A.	Alternate Director
	Telefónica Internacional, S.A.U.	Chairman
Mr. Santiago Fernández Valbuena	Telefónica Móviles México, S.A. de C.V.	Vice Chairman

Telefónica, S.A.    257

2012 Consolidated Financial Statements

B.1.8	List any company board members who sit on the boards of directors of other non-group companies that are listed on official securities markets in Spain, insofar as these have been disclosed to the company:

Name or corporate name of director	Name of listed company	Post
Mr. César Alierta Izuel	International Consolidated Airlines Group, S.A. (“IAG”)	Director
Mr. Isidro Fainé Casas	Caixabank, S.A.	Chairman
	Abertis Infraestructuras, S.A.	Vice Chairman
Mr. Isidro Fainé Casas	Repsol YPF, S.A.	2nd Vice Chairman
	Vueling Airlines, S.A.	Director
	Abertis Infraestructuras, S.A.	Director
	Inversiones Mobiliarias Urquiola, S.A. SICAV	Chairman
Mr. Carlos Colomer Casellas	Ahorro Bursatil, S.A. SICAV	Chairman
Mr. Ignacio Moreno Martínez	Metrovacesa, S.A.	Chairman
Ms. María Eva Castillo Sanz	Bankia, S.A.	Director
Mr. Pablo Isla Alvarez de Tejera	Inditex, S.A.	Chairman-CEO

B.1.9	Indicate and, where appropriate, explain whether the company has established rules about the number of boards on which its directors may sit:

Yes

Explanation of rules

The Regulations of the Board of Directors (Article 29.2) establish as one of the obligations of the Directors that they must devote the time and efforts required to perform their duties and, to such end, shall report to the Nominating, Compensation and Corporate Governance Committee on their other professional obligations if they might interfere with the performance of their duties as Directors.

B.1.10	In relation with Recommendation 8 of the Unified Good Governance Code, indicate the company’s general policies and strategies that are reserved for approval by the board of directors in plenary session:

Investment and financing policy	Yes
Design of the structure of the corporate group	Yes
Corporate governance policy	Yes
Corporate social responsibility policy	Yes
The strategic or business plans, management targets and annual budgets	Yes
Remuneration and evaluation of senior officers	Yes
Risk control and management, and the periodic monitoring of internal information and control systems	Yes
Dividend policy, as well as the policies and limits applying to treasury stock	Yes

Telefónica, S.A.    258

2012 Consolidated Financial Statements

B.1.11	Complete the following tables on the aggregate remuneration paid to directors during the year:

a) In the reporting company:

Concept	Thousands of euros
Fixed remuneration	10,265
Variable remuneration	10,502
Per diems	263
Statutory compensation	0
Share options and/or other financial instruments	0
Other	26,868

Total	47,898

Other benefits	Thousands of euros
Advances	0
Loans	0
Pension funds and plans: Contributions	34
Pension funds and plans: Obligations	0
Life insurance premiums	94
Guarantees issued by the company in favor of directors	0

b) For company directors sitting on other governing bodies and/or holding senior management posts within group companies:

Concept	Thousands of euros
Fixed remuneration	1,557
Variable remuneration	0
Per diems	0
Statutory compensation	0
Share options and/or other financial instruments	0
Other	1,098

Total	2,655

Other benefits	Thousands of euros
Advances	0
Loans	0
Pension funds and plans: Contributions	0
Pension funds and plans: Obligations	0
Life insurance premiums	6
Guarantees issued by the company in favor of directors	0

Telefónica, S.A.    259

2012 Consolidated Financial Statements

c) Total remuneration by type of director:

Type of director	By the company	By the group
Executive	11,009	521
External proprietary	1,185	0
External independent	2,200	1,742
Other external	33,504	392

Total	47,898	2,655

d) Remuneration as a percentage of profit attributable to the parent company:

Total remuneration received by directors (in thousands of euros)	50,553
Total remuneration received by directors/profit attributable to parent company (%)	1.3

B.1.12	List any members of senior management who are not executive directors and indicate total remuneration paid to them during the year:

Name or corporate name	Post
Mr. Guillermo Ansaldo Lutz	General Manager of Global Resources
Mr. Matthew Key	Chairman Telefónica Digital
Mr. Eduardo Navarro de Carvalho	Director of Strategies and Partnerships
Mr. Ramiro Sánchez de Lerín García-Ovies	General Secretary and of the Board of Directors
Ángel Vilá Boix	General Manager of Finance and Corporate Development
Mr. Ignacio Cuesta Martín-Gil	Director, Internal Audit
Total remuneration received by senior management (in thousands of euros)
25,857

B.1.13	Identify, in aggregate terms, any indemnity or “golden parachute” clauses that exist for members of the senior management (including executive directors) of the company or of its group in the event of dismissal or changes in control. Indicate whether these agreements must be reported to and/or authorized by the governing bodies of the company or its group:

Number of beneficiaries

10

	Board of Directors	General Shareholders’ Meeting
Body authorizing clauses	Yes	No

Is the General Shareholders’ Meeting informed of such clauses?

Yes

Telefónica, S.A.    260

2012 Consolidated Financial Statements

B.1.14	Describe the procedures for establishing remuneration for Board members and the relevant provisions in the bylaws:

Process for establishing board members’ remuneration and relevant provisions in the bylaws

Directors’ compensation shall consist of a fixed and specific monthly remuneration for belonging to the Board of Directors, the Steering Committee and the Board’s Advisory or Control Committees, and fees for attending meetings of the Advisory or Control committees. The amount that the Company may pay to all of its Directors as remuneration and attendance fees shall be fixed by the shareholders at the General Shareholders’ Meeting, which amount shall remain unchanged until and unless the shareholders decide to modify it. To this effect, the General Shareholders’ Meeting held on April 11, 2003 fixed the maximum gross annual sum for remuneration of the Board of Directors at 6 million euros.

The Board of Directors shall determine the exact amount to be paid within such limit and the distribution thereof among the Directors.

In accordance with Article 35 of the Regulations of the Board of Directors, Directors shall be entitled to receive the compensation set by the Board of Directors in accordance with the Bylaws and following a report of the Nominating, Compensation and Corporate Governance Committee.

To this effect and in accordance with article 5 of the same regulations, the Board of Directors expressly reserves the powers to approve both the remuneration policy for Directors and decisions on the remuneration of Directors.

The Nominating, Compensation and Corporate Governance Committee has the following powers and duties (article 22 of the Regulations of the Board of Directors):

•	To propose to the Board of Directors, within the framework established in the Bylaws, the compensation for the Directors and review it periodically to ensure that it is in keeping with the tasks performed by them.

•	To propose to the Board of Directors the extent and amount of the compensation, rights and remuneration of a financial nature, of the Chairman and the executive Directors, including the basic terms of their contracts, for the purpose of implementing said contracts.

•	To prepare and propose to the Board of Directors an annual report regarding the compensation policy for Directors.

Additionally, apart from such compensation as is provided for under the previous section, other remuneration systems may be established, either indexed to the market value of the shares, or consisting of shares or share options for Directors. The application of such compensation systems must be authorized by the General Shareholders’ Meeting, which shall fix the share value that is to be taken as the term of reference thereof, the number of shares to be given to each Director, the exercise price of the share options, the term of this compensation system and such other terms and conditions as are deemed appropriate.

The remuneration systems set out in the preceding paragraphs, arising from membership of the Board of Directors, shall be deemed compatible with any other professional or work-based compensations to which the Directors may be entitled in consideration of whatever executive or advisory services they may provide for the Company other than such supervisory and decision- making duties as may pertain to their posts as Directors, which shall be subject to the applicable legal provisions.

Telefónica, S.A.    261

2012 Consolidated Financial Statements

Indicate whether the board has reserved for plenary approval the following decisions.

On the proposal of the company’s chief executive, the appointment and removal of senior officers, and their compensation clauses.	Yes
Directors’ remuneration, and, in the case of executive directors, the additional consideration for their management duties and other contract conditions.	Yes

B.1.15	Indicate whether the Board of Directors approves a detailed remuneration policy and specify the points included:

Yes

The amount of the fixed components, itemized where necessary, of board and board committee attendance fees, with an estimate of the fixed annual payment they give rise to.	Yes
Variable components	Yes
The main characteristics of pension systems, including an estimate of their amount of annual equivalent cost.	Yes
The conditions that the contracts of executive directors exercising executive functions shall respect.	Yes

B.1.16	Indicate whether the board submits a report on the directors’ remuneration policy to the advisory vote of the General Shareholders’ Meeting, as a separate point on the agenda: Explain the points of the report regarding the remuneration policy as approved by the board for forthcoming years, the most significant departures in those policies with respect to that applied during the year in question and a global summary of how the remuneration policy was applied during the year. Describe the role played by the Remuneration Committee and whether external consultancy services have been procured, including the identity of the external consultants:

Yes

Issues governed by the remuneration policy

The annual report drawn up by Telefónica, S.A. regarding the policy for Directors’ compensation covers the following issues:

•	Objectives of the compensation policy.

•	Detailed structure of compensation.

•	Scope of application and reference parameters for variable remuneration.

•	Relative importance of variable remuneration with regard to fixed remuneration.

•	Basic terms of the contracts of Executive Directors.

•	Changes in remuneration over time.

•	How the compensation policy was prepared

Role of the Remunerations Committee

•	To propose to the Board of Directors, within the framework established in the Bylaws, the compensation for the Directors.

•	To prepare and propose to the Board of Directors an annual report regarding the policy for Directors’ compensation.

Have external consultancy firms been used?	Yes
Identity of external consultants	Towers Watson

Telefónica, S.A.    262

2012 Consolidated Financial Statements

B.1.17	List any Board members who are likewise members of the boards of directors, or executives or employees of companies that own significant holdings in the listed company and/or group companies:

Name or corporate name of director	Name or corporate name of significant shareholder	Post
Chairman of Criteria Caixaholding, S.A.
Chairman of Caja de Ahorros y Pensiones de Barcelona, “la Caixa”
Mr. Isidro Fainé Casas	Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Chairman of Caixabank, S.A.
Director of Serveis Informátics de la Caixa, S.A.
Director of Bousorama, S.A.
General Manager of Caixabank, S.A.
Director of Caixa Capital Risc, S.G.E.C.R., S.A.
Chairman of Barcelona Digital Technological Centre
Director of e-la Caixa, S.A.
Director of Mediterranea Beach & Golf Community, S.A.
Mr. Antonio Massanell Lavilla	Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Board member of Sociedad de gestión de activos procedentes de la reestructuración bancaria (SAREB for its initials in Spanish)
Alternate Director of Grupo Financiero BBVA Bancomer, S.A. de C.V.
Mr. José Fernando de Almansa Moreno-Barreda	Banco Bilbao Vizcaya Argentaria, S.A.	Alternate Director of BBVA Bancomer, S.A.

List, if appropriate, any relevant relationships, other than those included under the previous heading, that link members of the Board of Directors with significant shareholders and/or their group companies.

Name or company name of director with relationship	Name or company name of significant shareholder with relationship	Description of relationship
Mr. José María Abril Pérez	Banco Bilbao Vizcaya Argentaria, S.A.	Early retirement. Formerly Wholesale and Investment Banking Manager.
Mr. Ignacio Moreno Martínez	Banco Bilbao Vizcaya Argentaria, S.A.	Formerly General Manager of Chairman’s Office

B.1.18	Indicate whether any changes have been made to the regulations of the Board of Directors during the year:

No

B.1.19	Indicate the procedures for appointing, re-electing, appraising and removing directors. List the competent bodies and the processes and criteria to be followed for each procedure.

Telefónica, S.A.    263

2012 Consolidated Financial Statements

Appointment

Telefónica’s Bylaws state that the Board of Directors shall be composed of a minimum of five members and a maximum of twenty, to be appointed at the General Shareholders’ Meeting. The Board of Directors may, in accordance with the Corporate Enterprises Act and the Company Bylaws, provisionally co-opt Directors to fill any vacancies.

To this effect the Board of Directors shall have the power to fill, on an interim basis, any vacancies that may occur therein, by appointing, in such manner as is legally allowed, the persons who are to fill such vacancies until the holding of the next General Shareholders’ Meeting.

Also, in all cases, proposed appointments of Directors must follow the procedures set out in the Company’s Bylaws and Regulations of the Board of Directors and be preceded by the appropriate favorable report by the Nominating, Compensation and Corporate Governance Committee and in the case of independent Directors, by the corresponding proposal by the Committee.

Therefore, in exercise of the powers delegated to it, the Nominating, Compensation and Corporate Governance Committee must report, based on criteria of objectivity and the best interests of the Company, on proposals to appoint, re-appoint or remove Company Directors, taking into account the skills, knowledge and experience required of candidates to fill the vacancies.

In line with the provisions of its Regulations, the Board of Directors, exercising the right to fill vacancies by interim appointment and to propose appointments to the shareholders at the General Shareholders’ Meeting, shall ensure that, in the composition of the Board of Directors, external or non-executive Directors represent an ample majority over executive Directors. Similarly, the Board shall ensure that the total number of independent Directors represents at least one third of the total number of Board members.

Similarly the nature of each Director shall be explained by the Board of Directors to the shareholders at the General Shareholders’ Meeting at which the appointment thereof must be made or ratified. Furthermore, such nature shall be reviewed annually by the Board after verification by the Nominating, Compensation and Corporate Governance Committee, and reported in the Annual Corporate Governance Report.

In any case, and in the event of re-election or ratification of Directors by the General Shareholders’ Meeting, the report of the Nominating, Compensation and Corporate Governance Committee, or in the case of independent Directors, the proposal of said Committee, will contain an assessment of the work and effective time devoted to the post during the last period in which it was held by the proposed Director.

Lastly, both the Board of Directors and the Nominating, Compensation and Corporate Governance Committee shall ensure, within the scope of their respective powers, that those proposed for the post of Director should be persons of recognized caliber, qualifications and experience, who are willing to devote the time and effort necessary to carrying out their functions, and shall take extreme care in the selection of persons to be appointed as independent Directors.

Re-election

Directors are appointed for a period of five years, and may be re-elected for one or more subsequent five-year periods.

As with appointments, proposals for the reappointment of Directors must be preceded by the corresponding report by the Nominating, Compensation and Corporate Governance Committee, and in the case of independent Directors, by the corresponding proposal by the Committee.

Telefónica, S.A.    264

2012 Consolidated Financial Statements

Evaluation

In accordance with the Regulations of the Board of Directors, the latter reserves expressly the duty to approve on a regular basis its functioning and the functioning of its Committees, it being the duty of the Nominating, Compensation and Corporate Governance Committee to organize and coordinate, together with the Chairman of the Board of Directors, the regular assessment of said Body.

In accordance with the above, it should be noted that the Board of Directors and its Committees carry out a periodic evaluation of the operation of the Board of Directors and of the Committees thereof in order to determine the opinion of Directors regarding the workings of these bodies and to establish any proposals for improvements to ensure the optimum working of the company’s governing bodies.

Removal or dismissal

Directors’ shall cease to hold office when the term for which they were appointed expires, or when so resolved by the shareholders at the General Shareholders’ Meeting in the exercise of the powers legally granted to them.

The Board of Directors shall not propose the removal of any independent Director prior to the end of the Bylaw-mandated period for which they have been appointed, unless there are due grounds therefore acknowledged by the Board alter a report from the Nominating, Compensation and Corporate Governance Committee. Specifically, due grounds shall be deemed to exist when the Director has failed to perform the duties inherent to his position.

The removal of independent Directors may also be proposed as a result of Takeover Bids, mergers or other similar corporate transactions that represent a change in the structure of the Company’s capital.

B.1.20 Indicate the cases in which directors must resign.

In accordance with Article 12 of the Regulations of the Board of Directors, Directors must tender their resignation to the Board of Directors and formalize such resignation in the following cases:

a)	When they cease to hold the executive positions to which their appointment as Directors is linked, or when the reasons for which they were appointed no longer exist.

b)	When they are affected by any of the cases of incompatibility or prohibition established by statute.

c)	When they are severely reprimanded by the Nominating, Compensation and Corporate Governance Committee for having failed to fulfill any of their obligations as Directors.

d)	When their remaining on the Board might affect the Company’s credit or reputation in the market or otherwise jeopardize its interests.

The conditions listed above under Recommendation B.1.19 “Removal” must also be taken into consideration.

Telefónica, S.A.    265

2012 Consolidated Financial Statements

B.1.21 Indicate whether the duties of chief executive officer fall upon the Chairman of the Board of Directors. If so, describe the measures taken to limit the risk of powers being concentrated in a single person:

Yes

Measures for limiting risk

•   Pursuant to the provisions of the Regulations of the Board of Directors, the actions of the Chairman must follow the criteria established by the General Shareholders’ Meeting, the Board of Directors and the Board Committees at all times.

•   Likewise, all agreements or decisions of particular significance for the Company must be previously submitted for the approval of the Board of Directors or the relevant Board Committee, as the case may be.

•   The Board of Directors reserves the power to approve: the general policies and strategies of the Company; the evaluation of the Board, its Committees and its Chairman; the appointment of senior executive officers, as well as the compensation policy for Directors and senior executive officers; and strategic investments.

•   In addition, reports and proposals from the different Board Committees are required for the adoption of certain resolutions.

•   It is important to emphasize that the Chairman does not hold the casting vote within the Board of Directors.

•   The Board of Directors of the Company, at its meeting held on December 19, 2007, agreed to appoint Mr. Julio Linares López as the Chief Executive (Chief Operating Officer) of Telefónica, S.A., reporting directly to the Chairman and with responsibility over all of Telefónica Group’s Business Units. On September 17, 2012, Julio Linares López was replaced as the Company’s Chief Operating Officer by the director José María Álvarez-Pallete.

Indicate, and if necessary, explain whether rules have been established that enable any of the independent directors to convene board meetings or include new items on the agenda, to coordinate and voice the concerns of external directors and oversee the evaluation by the Board of Directors.

No

B.1.22. Are qualified majorities, other than legal majorities, required for any type of decisions?

No

Telefónica, S.A.    266

2012 Consolidated Financial Statements

Describe how resolutions are adopted by the Board of Directors and specify, at least, the minimum attendance quorum and the type of majority for adopting resolutions.

Description of resolution:
All resolutions

Quorum	%
Personal or proxy attendance of one half plus one of all Directors.	50.01

Type of majority	%
Resolutions shall be adopted by a majority of votes cast by the Directors present at the meeting in person or by proxy, except in those instances in which the Law requires the favorable vote of a greater number of Directors for the validity of specific resolutions and in particular for: (i) the appointment of Directors not holding a minimum of shares representing a nominal value of 3,000 euros, (Article 25 of the Company Bylaws) and (ii) for the appointment of Chairman, Vice Chairman, CEO or member of the Executive Commission, when the requirements explained in the following section shall apply.	50.01

B.1.23	Indicate whether there are any specific requirements, apart from those relating to the directors, to be appointed Chairman.

Yes

Description of requirements

In order for a Director to be appointed Chairman, said Director must have served on the Board for at least three years prior to any such appointment. However, such length of service shall not be required if the appointment is made with the favorable vote of at least 85 percent of the members of the Board of Directors.

B.1.24.	Indicate whether the Chairman has the casting vote.

No

B.1.25	Indicate whether the bylaws or the regulations of the Board of Directors set any age limit for directors:

No

Age limit for Chairman	Age limit for CEO	Age limit for directors
0	0	0

B.1.26	Indicate whether the bylaws or the regulations of the Board of Directors set a limited term of office for independent directors:

No

Maximum number of years in office
0

Telefónica, S.A.    267

2012 Consolidated Financial Statements

B.1.27	If there are few or no female directors, explain the reasons and describe the initiatives adopted to remedy this situation

Explanation of reasons and initiatives

The search for women who meet the necessary professional profile is a question of principle and, in this regard, it is clear that Telefónica has taken this concern on board. In this regard, it should be noted that, on January 23, 2008, the Board of Directors unanimously agreed to coopt, at the proposal of the Nominating, Compensation and Corporate Governance Committee, Ms. María Eva Castillo Sanz as an Independent Director of Telefónica. This appointment was ratified by the Ordinary General Shareholders’ Meeting of Telefónica held on April 22, 2008, and she was thus appointed as a Member of the Board of the Company for a term of five years. On September 17, 2012, Ms. Eva Castillo Sanz was appointed as Chairwoman of Telefónica Europe, and therefore changed from being an Independent Director to an Executive Director.

Likewise, on December 19, 2007, the Board of Directors unanimously agreed, following a favorable report from the Nominating, Compensation and Corporate Governance Committee, to appoint Ms. María Luz Medrano Aranguren as the Deputy Secretary General and Secretary of the Board of Directors of Telefónica.

Article 10.3. of the Regulations of the Board of Directors stipulates that the Board of Directors and the Nominating, Compensation and Corporate Governance Committee shall ensure, within the scope of their respective powers, that the candidates chosen are persons of recognized caliber, qualifications and experience, who are willing to devote a sufficient portion of their time to the Company, and shall take extreme care in the selection of the persons to be appointed as Independent Directors.

Therefore, the selection procedure described above is based exclusively on the personal merits of the candidates (“recognized caliber, qualifications and experience”) and their ability to dedicate themselves to the functions of members of the board, so there is no implicit bias capable of impeding the selection of women directors, if, within the potential candidates, there are women candidates who meet the professional profile sought at each moment.

Indicate in particular whether the Appointments and Remunerations Committee has established procedures to ensure the selection processes are not subject to implicit bias that will make it difficult to select female directors, and make a conscious effort to search for female candidates who have the required profile.

Yes

Indicate the main procedures

In accordance with article 10.3 of the Board Regulations, the Board of Directors and the Nominating, Compensation and Corporate Governance Committee shall ensure, within the scope of their respective powers, that the candidates chosen are persons of recognized caliber, qualifications and experience, who are willing to devote a sufficient portion of their time to the Company, and shall take extreme care in the selection of the persons to be appointed as independent Directors.

B.128	Indicate whether there are any formal processes for granting proxies at Board meetings. If so, give brief details.

In accordance with Article 18 of the Regulations of the Board of Directors, Directors must attend meetings of the Board in person, and when unable to do so in exceptional cases, they shall endeavor to ensure that the proxy they grant to another member of the Board includes, as far as is practicable, appropriate instructions. Such proxies may be granted by letter or any other means that, in the Chairman’s opinion, ensures the certainty and validity of the proxy granted.

B.1.29	Indicate the number of Board meetings held during the year and how many times the board has met without the Chairman’s attendance and how many times the board has met without the Chairman’s attendance:

Number of board meetings	14
Number of board meetings held in the absence of its chairman	0

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2012 Consolidated Financial Statements

Indicate how many meetings of the various board committees were held during the year.

Number of meetings of the Executive or Delegated Committee	15
Number of meetings of the Audit and Compliance Committee	9
Number of meetings of the Appointments and Remunerations Committee	11
Number of meetings of the Appointments Committee	0
Number of meetings of the Remunerations Committee	0

B.1.30	Indicate the number of Board meetings held during the financial year without the attendance of all members. Non-attendance will also include proxies granted without specific instructions:

Number of non-attendances by directors during the year	8
% of non-attendances of the total votes cast during the year	3.174

B.1.31	Indicate whether the individual and consolidated financial statements submitted for approval by the board are certified previously:

No

Identify, where applicable, the person(s) who certified the company’s individual and consolidated financial statements prior to their authorization for issue by the board.

B.1.32	Explain the mechanisms, if any, established by the Board of Directors to prevent the individual and consolidated financial statements it prepares from being submitted to the General Shareholders’ Meeting with a qualified Audit Report.

Through the Audit and Control Committee, the Board of Directors plays an essential role in supervising the preparation of the Company’s financial information, controlling and coordinating the various players that participate in this process.

In this respect, to achieve this objective the Audit and Control Committee’s work addresses the following basic issues:

1)	To supervise the process of preparing and submitting regulated financial information. With respect thereto, it shall be responsible for supervising the process of preparation and the integrity of the financial information relating to the Company and the Group, reviewing compliance with regulatory requirements, the proper determination of the scope of consolidation, and the correct application of accounting standards, informing the Board of Directors thereof.

2)	To supervise the effectiveness of the Company’s internal control system and risk management systems, and to discuss with the auditors significant weaknesses in the internal control system detected during the audit. With respect thereto, it shall be responsible for proposing to the Board of Directors a risk control and management policy.

3)	To establish and maintain appropriate relations with the Auditor in order to receive, for review by the Committee, information on all matters that could jeopardize the independence thereof, as well as any other matters relating to the audit procedure, and such other communications as may be provided for in auditing legislation and in technical auditing regulations.

In any event, the Audit and Control Committee must receive, on an annual basis, written confirmation from the Auditor of its independence vis-à-vis the entity or entities directly or indirectly related thereto, as well as information regarding additional services of any kind provided to such entities by the Auditor or by the persons or entities related thereto pursuant to the provisions of the revised text of the Law on Auditing of Financial Statements approved in Royal Legislative Decree 1/2011, of 1 July.

4)	To issue on an annual basis, prior to the issuance of the audit report, a report stating an opinion regarding the independence of the Auditor. This report must in all cases include an opinion on the provision of the additional services referred to in the previous paragraph.

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2012 Consolidated Financial Statements

5)	To supervise internal audit and, in particular:

a)	To ensure the independence and efficiency of the internal audit function;

b)	To propose the selection, appointment and removal of the person responsible for internal audit;

c)	To propose the budget for such service;

d)	To review the internal audit work plan and its annual activities report;

e)	To receive periodic information on its activities; and

f)	To verify that the senior executive officers take into account the conclusions and recommendations of its reports.

The Audit and Control Committee verifies both the periodical financial information and the Annual Financial Statements, ensuring that all financial information is drawn up according to the same professional principles and practices. To this effect, the Audit and Control Committee meets whenever appropriate, having held nine (9) meetings in the course of 2012.

Furthermore, the External Auditor participates regularly in the Audit and Control Committee meetings, when called to do so by the Committee, to explain and clarify different aspects of the audit reports and other aspects of its work. Additionally, and when requested by the Committee, other members of the management of the Company and its subsidiaries have attended Committee meetings to explain specific matters that are directly within their scope of competence. In particular, managers from the finance, planning and control areas, as well as those in charge of internal audit, have attended these meetings. The members of the Committee have held separate meetings with each of these when it was deemed necessary to closely monitor the preparation of the Company’s financial information.

The above notwithstanding, Article 41 of the Regulations of the Board of Directors establishes that the Board of Directors shall endeavor to prepare the final financial statements in a manner that that will create no reason for qualifications from the Auditor. However, whenever the Board considers that it should maintain its standards, it shall publicly explain the contents and scope of the discrepancies.

B.1.33	Is the secretary of the Board also a director?

No

B.1.34	Explain the procedures for appointing and removing the Secretary of the Board, indicating whether his/her appointment and removal have been notified by the Appointments Committee and approved by the board in plenary session.

Appointment and removal procedure

In accordance with article 15 of the Regulations of the Board of Directors, the Board of Directors, upon the proposal of the Chairman, and after a report from the Nominating, Compensation and Corporate Governance Committee, shall appoint a Secretary of the Board, and shall follow the same procedure for approving his/her removal.

Does the Appointments Committee propose appointments?	Yes
Does the Appointments Committee advise on dismissals?	Yes
Do appointments have to be approved by the board in plenary session?	Yes
Do dismissals have to be approved by the board in plenary session?	Yes

Is the Secretary of the board entrusted in particular with the function of overseeing corporate governance recommendations?

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2012 Consolidated Financial Statements

Yes

Remarks

The Secretary of the Board shall, at all times, attend to the formal and substantive legality of the Board’s actions, the conformance thereof to the Bylaws, the Regulations for the General Shareholders’ Meeting and of the Board, and maintain in consideration the corporate governance recommendations assumed by the Company in effect from time to time (article 15 of the Regulations of the Board).

B.1.35	Indicate the mechanisms, if any, established by the company to preserve the independence of the auditors, of financial analysts, of investment banks and of rating agencies.

With regards to the independence of the external Auditor of the Company, Article 41 of the Regulations of the Board of Directors establishes that the Board shall, through the Audit and Control Committee, establish a stable and professional relationship with the Company’s Auditor, strictly respecting the independence thereof.

In addition, the Auditing and Control Committee has a fundamental responsibility, as specified in article 21 of the Regulations of the Board, to establish and maintain appropriate relations with the Auditor in order to receive, for review by the Committee, information on all matters that could jeopardize the independence thereof, as well as any other matters relating to the audit procedure, and such other communications as may be provided for in auditing legislation and in technical auditing regulations.

In any event, the Audit and Control Committee must receive, on an annual basis, written confirmation from the Auditor of its independence vis-à-vis the entity or entities directly or indirectly related thereto, as well as information regarding additional services of any kind provided to such entities by the Auditor or by the persons or entities related thereto pursuant to the provisions of the revised text of the Law on Auditing of Financial Statements approved in Royal Legislative Decree 1/2011, of 1 July.

The Committee must also issue on an annual basis, prior to the issuance of the audit report, a report stating an opinion regarding the independence of the Auditor. This report must in all cases include an opinion on the provision of the additional services referred to in the previous paragraph.

In addition, in accordance with Article 21 of the Regulations of the Board of Directors, it is the Audit and Control Committee that proposes to the Board of Directors, for submission to the shareholders at the General Shareholders’ Meeting, the appointment of the Auditor as well as, if necessary, the appropriate terms for the hiring thereof, the scope of its professional engagement and the revocation or non- renewal of its appointment.

Furthermore, the External Auditor has direct access to the Audit and Control Committee and participates regularly in its meetings, in the absence of the Company management team when this is deemed necessary. To this effect, and in keeping with United States legislation on this matter, the external Auditors must inform the Audit and Control Committee at least once a year on the most significant generally accepted auditing policies and practices followed in the preparation of the Company’s financial and accounting information affecting key elements in the financial statements which may have been discussed with the management team, and of all relevant communications between the Auditors and the Company management team.

In accordance with internal Company regulations and in line with the requirements imposed by US legislation, the engagement of any service from the Company’s external Auditors must always have the prior approval of the Audit and Control Committee. Moreover, the engagement of non-audit services must be done in strict compliance with the Accounts Audit Law and the Sarbanes-Oxley Act published in the United States and subsequent regulations. For this purpose, and prior to the engagement of the Auditors, the Audit and Control Committee studies the content of the work to be done, evaluating any situations that may jeopardize independence of the Company’s external Auditor and specifically supervises the percentage the fees paid for such services represent in the total revenue of the auditing firm. In this respect, the Company reports the fees paid to the external auditor, including those paid for non-audit services, in its Notes to the Financial Statements, in accordance with prevailing legislation.

B.1.36	Indicate whether the company has changed its external audit firm during the year. If so, identify the incoming audit firm and the outgoing auditor.

No

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2012 Consolidated Financial Statements

Outgoing auditor

Incoming auditor

Explain any disagreements with the outgoing auditor and the reasons for the same.

No

B.1.37	Indicate whether the audit firm performs other non-audit work for the company and/or its group. If so, state the amount of fees received for such work and the percentage they represent of the fees billed to the company and/or its group:

No

	Company	Group	Total
Amount of non-audit work (in thousands €)	0	0	0
Amount of non-audit work as a % of the total amount billed by the audit firm	0.000	0.000	0.000

B.1.38	Indicate whether the audit report on the previous year’s financial statements is qualified of includes reservations. Indicate the reasons given by the Chairman of the Audit Committee to explain the content and scope of those reservations or qualifications.

No

B.1.39	Indicate the number of consecutive years during which the current audit firm has been auditing the financial statements of the company and/or its group. Likewise, indicate how many years the current firm has been auditing the accounts as a percentage of the total number of years over which the financial statements have been audited:

	Company	Group
Number of consecutive years	8	8
Number of years audited by current audit firm/Number of years the company’s financial statements have been audited (%)	26.7	36.4

B.1.40	List any equity holdings of the members of the company’s Board of Directors in other companies with the same, similar or complementary types of activity to that which constitutes the corporate purpose of the company and/or its group, and which have been reported to the company. Likewise, list the posts or duties they hold in such companies:

Name or corporate name of director	Corporate name of the company in question	% share	Post or duties
Mr. Isidro Fainé Casas	Telecom Italia, S.p.A.	0.004	—
Mr. Isidro Fainé Casas	Abertis Infraestructuras, S.A.	0.008	Vice Chairman

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2012 Consolidated Financial Statements

B.1.41	Indicate and give details of any procedures through which directors may receive external advice:

Yes

Details of procedure

Article 28 of the Regulations of the Board of Directors stipulates that in order to receive assistance in the performance of their duties, the Directors or any of the Committees of the Board may request that legal, accounting, financial or other experts be retained at the Company’s expense. The engagement must necessarily be related to specific problems of a certain significance and complexity that arise in the performance of their office.

The decision to retain such services must be communicated to the Chairman of the Company and shall be implemented through the Secretary of the Board, unless the Board of Directors does not consider such engagement to be necessary or appropriate.

B.1.42	Indicate whether there are procedures for directors to receive the information they need in sufficient time to prepare for meetings of the governing bodies.

Yes

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2012 Consolidated Financial Statements

Details of procedure

The Company adopts the measures necessary to ensure that the Directors receive the necessary information, specially drawn up and geared to preparing the meetings of the Board and its Committees, sufficiently in advance. Under no circumstances shall such requirement not be fulfilled on the grounds of the importance or the confidential nature of the information, except in absolutely exceptional cases.

In this regard, at the beginning of each year the Board of Directors and its Committees shall set the calendar of ordinary meetings to be held during the year. The calendar may be amended by resolution of the Board itself, or by decision of the Chairman, in which case the Directors shall be made aware of the amendment as soon as practicable.

Also, and in accordance with Recommendation 19 of the Unified Good Governance Code, at the beginning of the year the Board and its Committees shall prepare an Action Plan detailing the actions to be carried out and their timing for each year, as per their assigned powers and duties.

Likewise, all the meetings of the Board and the Board Committees have a pre-established Agenda, which is communicated at least three days prior to the date scheduled for the meeting together with the call for the session. For the same purpose, the Directors are sent the documentation related to the Agenda of the meetings sufficiently in advance. Such information is subsequently supplemented with the written documentation and presentations handed out to the Directors at the meeting.

To provide all the information and clarifications necessary in relation to certain points deliberated, the Group’s senior executive officers attend nearly all the Board and Committee meetings to explain the matters within their competencies.

Furthermore, and as a general rule, the Regulations of the Board of Directors expressly establish that Directors are granted the broadest powers to obtain information about all aspects of the Company, to examine its books, records, documents and other data regarding corporate transactions. The exercise of the right to receive information shall be channeled through the Chairman or Secretary of the Board of Directors, who shall respond to the requests made by the Directors, providing them with the requested information directly or offering them the proper contacts at the appropriate level of the organization.

B.1.43	Indicate and, where appropriate, give details of whether the company has established rules obliging directors to inform the board of any circumstances that might harm the organization’s name or reputation, tendering their resignation as the case may be:

Yes

Details of rules

In accordance with Article 12 of the Regulations of the Board of Directors, Directors must tender their resignation to the Board of Directors and formalize such resignation when their remaining on the Board might affect the Company’s credit or reputation in the market or otherwise jeopardizes its interests.

Likewise, article 32. h) of the Regulations establishes that Directors must report to the Board any circumstances related to them that might damage the credit or reputation of the Company as soon as possible.

B.1.44	Indicate whether any director has notified the company that he/she has been indicted or tried for any of the offences stated in article 124 of the Spanish Companies Act (LSA for its initials in Spanish):

No

Indicate whether the Board of Directors has examined this matter. If so, provide a justified explanation of the decision taken as to whether or not the director should continue to hold office.

No

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2012 Consolidated Financial Statements

Decision	Explanation

B.2. Committees of the board of directors

B.2.1	Give details of all the committees of the board of directors and their members:

NOMINATING, COMPENSATION AND CORPORATE GOVERNANCE COMMITTEE

Name	Post	Type
Mr. Alfonso Ferrari Herrero	Chairman	Independent
Mr. Carlos Colomer Casellas	Member	Independent
Mr. Gonzalo Hinojosa Fernández de Angulo	Member	Independent
Mr. Pablo Isla Álvarez de Tejera	Member	Independent
Mr. Peter Erskine	Member	Independent

AUDIT AND CONTROL COMMITTEE

Name	Post	Type
Mr. Gonzalo Hinojosa Fernández de Angulo	Chairman	Independent
Mr. Alfonso Ferrari Herrero	Member	Independent
Mr. Antonio Massanell Lavilla	Member	Proprietary

HUMAN RESOURCES, CORPORATE REPUTATION AND CORPORATE RESPONSIBILITY COMMITTEE

Name	Post	Type
Mr. Francisco Javier de Paz Mancho	Chairman	Independent
Mr. Alfonso Ferrari Herrero	Member	Independent
Mr. Antonio Massanell Lavilla	Member	Proprietary
Mr. Gonzalo Hinojosa Fernández de Angulo	Member	Independent
Mr. Pablo Isla Álvarez de Tejera	Member	Independent

REGULATION COMMITTEE

Name	Post	Type
Mr. Pablo Isla Álvarez de Tejera	Chairman	Independent
Mr. Alfonso Ferrari Herrero	Member	Independent
Mr. Francisco Javier de Paz Mancho	Member	Independent
Mr. José Fernando de Almansa Moreno-Barreda	Member	Other external
Ms. María Eva Castillo Sanz	Member	Executive

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2012 Consolidated Financial Statements

SERVICE QUALITY AND CUSTOMER SERVICE COMMITTEE

Name	Post	Type
Mr. Antonio Massanell Lavilla	Chairman	Proprietary
Mr. Alfonso Ferrari Herrero	Member	Independent
Mr. Carlos Colomer Casellas	Member	Independent
Mr. Gonzalo Hinojosa Fernández de Angulo	Member	Independent
Ms. María Eva Castillo Sanz	Member	Executive
Mr. Pablo Isla Álvarez de Tejera	Member	Independent

INTERNATIONAL AFFAIRS COMMITTEE

Name	Post	Type
Mr. José Fernando de Almansa Moreno-Barreda	Chairman	Other external
Mr. Alfonso Ferrari Herrero	Member	Independent
Mr. Francisco Javier de Paz Mancho	Member	Independent
Mr. Gonzalo Hinojosa Fernández de Angulo	Member	Independent
Mr. José María Abril Pérez	Member	Proprietary
Mr. Luiz Fernando Furlán	Member	Independent

EXECUTIVE COMMISSION

Name	Post	Type
Mr. César Alierta Izuel	Chairman	Executive
Mr. Isidro Fainé Casas	Vice Chairman	Proprietary
Mr. José María Abril Pérez	Vice Chairman	Proprietary
Mr. Alfonso Ferrari Herrero	Member	Independent
Mr. Carlos Colomer Casellas	Member	Independent
Mr. Francisco Javier de Paz Mancho	Member	Independent
Mr. Gonzalo Hinojosa Fernández de Angulo	Member	Independent
Mr. José María Álvarez-Pallete López	Member	Executive
Mr. Peter Erskine	Member	Independent

STRATEGY COMMITTEE

Name	Post	Type
Mr. Peter Erskine	Chairman	Independent
Mr. Alfonso Ferrari Herrero	Member	Independent
Mr. Gonzalo Hinojosa Fernández de Angulo	Member	Independent
Mr. José Fernando de Almansa Moreno-Barreda	Member	Other external
Ms. María Eva Castillo Sanz	Member	Executive

INNOVATION COMMITTEE

Name	Post	Type
Mr. Carlos Colomer Casellas	Chairman	Independent
Mr. Antonio Massanell Lavilla	Member	Proprietary
Mr. José María Abril Pérez	Member	Proprietary
Mr. Peter Erskine	Member	Independent

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2012 Consolidated Financial Statements

B.2.2   Indicate whether the Audit Committee is responsible for the following:

To supervise the preparation process, monitoring the integrity of financial information on the company and, if applicable, the group, and revising compliance with regulatory requirements, the adequate boundaries of the scope of consolidation and correct application of accounting principles.	Yes

To regularly review internal control and risk management systems, so main risks are correctly identified, managed and notified.	Yes

To safeguard the independence and efficacy of the internal audit function; propose the selection, appointment, reappointment and removal of the head of internal audit; propose the department’s budget; receive regular report-backs on its activities; and verify that senior management are acting on the findings and recommendations of its reports.	Yes

To establish and supervise a mechanism whereby staff can report, confidentially and, if necessary, anonymously, any irregularities they detect in the course of their duties, in particular financial or accounting irregularities, with potentially serious implications for the firm.	Yes

To submit to the board proposals for the selection, appointment, reappointment and removal of the external auditor, and the engagement conditions.	Yes

To receive regular information from the external auditor on the progress and findings of the audit program and check that senior management are acting on its recommendations.	Yes

To ensure the independence of the external auditor.	Yes

In the case of groups, the committee should urge the group auditor to take on the auditing of all component companies.	Yes

B.2.3	Describe the organizational and operational rules and the responsibilities attributed to each of the board committees.

International Affairs Committee

a)	Composition

The International Affairs Committee shall consist of such number of Directors as the Board of Directors determines from time to time, but in no case less than three, and the majority of its members shall be external Directors.

The Chairman of the International Affairs Committee shall be appointed from among its members.

b)	Duties

Notwithstanding any other duties that the Board of Directors may assign thereto, the primary mission of the International Affairs Committee shall be to strengthen and bring relevant international issues to the attention of the Board of Directors for the proper development of the Telefónica Group. In that regard, it shall have the following duties, among others:

1)	To pay special attention to institutional relations in the countries in which the companies of the Telefónica Group operate.

2)	To review those matters of importance that affect it in international bodies and forums, or those of economic integration.

3)	To review regulatory and competition issues and alliances.

4)	To evaluate the programs and activities of the Company’s various Foundations and the resources used to promote its image and international social presence.

c)	Action Plan and Report

As with the Board and the rest of its Committees, at the beginning of each year and in accordance with Article 19 b) 3. of the Regulations of the Board of Directors, the International Affairs Committee shall prepare an Action Plan detailing the actions to be taken and their timing for each year in each of their fields of action.

The Committee also draws up an internal Activities Report summarizing the main activities and actions taken during the year, detailing the issues discussed at its meetings and highlighting certain aspects regarding its powers and duties, composition and operation.

Telefónica, S.A.    277

2012 Consolidated Financial Statements

As per Article 19 b) 3. of the Regulations of the Board of Directors, in order that it may properly exercise its duties, the Board of Directors is kept fully informed of the issues dealt with by the International Affairs Committee.

Audit and Control Committee

Pursuant to the provisions of Article 31 bis of the Company Bylaws of Telefónica, S.A., Article 21 of the Regulations of the Board of Directors regulates the Audit and Control Committee in the following terms:

a)	Composition

The Audit and Control Committee shall be comprised of a minimum of three and a maximum of five Directors appointed by the Board of Directors. All members of the Committee must be External Directors, not Executive Directors, and at least one must be an Independent Director. When appointing such members, the Board of Directors shall take into account the appointees’ knowledge and experience in matters of accounting, auditing and risk management.

The Chairman of the Audit and Control Committee, who shall in all events be an independent Director, shall be appointed from among its members, and shall be replaced every four years; he/she may be re-elected after the passage of one year from the date when he/she ceased to hold office.

b)	Duties

Without prejudice to any other tasks that the Board of Directors may assign thereto, the primary duty of the Audit and Control Committee shall be to support the Board of Directors in its supervisory duties. Specifically, it shall have at least the following powers and duties:

1)	To report, through its Chairman, to the General Shareholders’ Meeting on matters raised thereat by the shareholders that are within the purview of the Committee;

2)	To propose to the Board of Directors, for submission to the shareholders at the General Shareholders’ Meeting, the appointment of the Auditor mentioned in Article 264 of the Companies Act (Ley de Sociedades de Capital), as well as, where appropriate, terms for the hiring thereof, the scope of its professional engagement and the revocation or renewal of its appointment.

3)	To supervise internal audit and, in particular:

a)	To ensure the independence and efficiency of the internal audit function;

b)	To propose the selection, appointment and removal of the person responsible for internal audit;

c)	To propose the budget for such service;

d)	To review the internal audit work plan and its annual activities report;

e)	To receive periodic information on its activities; and

f)	To verify that the senior executive officers take into account the conclusions and recommendations of its reports.

4)	To supervise the process of preparing and submitting regulated financial information. With respect thereto, it shall be responsible for supervising the process of preparation and the integrity of the financial information relating to the Company and the Group, reviewing compliance with regulatory requirements, the proper determination of the scope of consolidation, and the correct application of accounting standards, informing the Board of Directors thereof.

Telefónica, S.A.    278

2012 Consolidated Financial Statements

5)	To supervise the effectiveness of the Company’s internal control system and risk management systems, and to discuss with the auditors significant weaknesses in the internal control system detected during the audit. With respect thereto, it shall be responsible for proposing to the Board of Directors a risk control and management policy, which shall identify at least the following:

a)	the types of risk (operational, technological, financial, legal and reputational) facing the company;

b)	the setting of the risk level which the company considers acceptable;

c)	the measures to mitigate the impact of the identified risks, in case they materialize;

d)	the control and information systems to be used to control and manage the above-mentioned risks.

6)	To establish and supervise a system that allows employees to confidentially and anonymously report potentially significant irregularities, particularly any financial and accounting irregularities detected within the Company.

7)	To establish and maintain appropriate relations with the Auditor in order to receive, for review by the Committee, information on all matters that could jeopardize the independence thereof, as well as any other matters relating to the audit procedure, and such other communications as may be provided for in auditing legislation and in technical auditing regulations.

In any event, the Audit and Control Committee must receive, on an annual basis, written confirmation from the Auditor of its independence vis-à-vis the entity or entities directly or indirectly related thereto, as well as information regarding additional services of any kind provided to such entities by the Auditor or by the persons or entities related thereto pursuant to the provisions of the revised text of the Law on Auditing of Financial Statements approved in Royal Legislative Decree 1/2011, of 1 July.

8)	To issue on an annual basis, prior to the issuance of the audit report, a report stating an opinion regarding the independence of the Auditor. This report must in all cases include an opinion on the provision of the additional services referred to in paragraph 7) above.

c)	Operation

The Audit and Control Committee shall meet at least once every quarter and as often as appropriate, when called by its Chairman.

In the performance of its duties, the Audit and Control Committee may require that the Company’s Auditor and the person responsible for internal audit, and any employee or senior executive officer of the Company, attend its meetings.

d)	Action Plan and Report

As with the Board and its Committees, at the beginning of each year and in accordance with Article 19 b) 3. of the Regulations of the Board of Directors, the Audit and Control Committee shall prepare an Action Plan detailing the actions to be taken and their timing for each year in each of their fields of action.

The Committee also draws up an internal Activities Report summarizing the main activities and actions taken during the year, detailing the issues discussed at its meetings and highlighting certain aspects regarding its powers and duties, composition and operation.

As per Article 19 b) 3. of the Regulations of the Board of Directors, in order that it may properly exercise its duties, the Board of Directors is kept fully informed of the issues dealt with by the Audit and Control Committee.

Service Quality and Customer Service Committee

a)	Composition

The Service Quality and Customer Service Committee shall consist of such number of Directors as the Board of Directors determines from time to time, but in no case less than three, and the majority of its members shall be external Directors.

The Chairman of the Service Quality and Customer Service Committee shall be appointed from among its members.

Telefónica, S.A.    279

2012 Consolidated Financial Statements

b)	Duties

Without prejudice to any other duties that the Board of Directors may assign thereto, the Service Quality and Customer Service Committee shall have at least the following duties:

1)	To periodically examine, review and monitor the quality indices of the principal services provided by the companies of the Telefónica Group.

2)	To evaluate levels of customer service provided by such companies.

c)	Action Plan and Report

As with the Board and the rest of its Committees, at the beginning of each year and in accordance with Article 19 b) 3. of the Regulations of the Board of Directors, the Service Quality and Customer Service Committee shall prepare an Action Plan detailing the actions to be taken and their timing for each year in each of their fields of action.

The Committee also draws up an internal Activities Report summarizing the main activities and actions taken during the year, detailing the issues discussed at its meetings and highlighting certain aspects regarding its powers and duties, composition and operation.

As per Article 19 b) 3. of the Regulations of the Board of Directors, in order that it may properly exercise its duties, the Board of Directors is kept fully informed of the issues dealt with by the Service Quality and Customer Services Committee.

Strategy Committee

a)	Composition

The Board of Directors shall determine the number of members of this Committee.

The Chairman of the Strategy Committee shall be appointed from among its members.

b)	Duties

Without prejudice to any other tasks that the Board of Directors may assign thereto, the primary duty of the Strategy Committee shall be to support the Board of Directors in the analysis and follow up of the global strategy policy of the Telefónica Group.

c)	Action Plan and Report

As with the Board and the rest of its Committees, at the beginning of each year and in accordance with Article 19 b) 3. of the Regulations of the Board of Directors, the Strategy Committee shall prepare an Action Plan detailing the actions to be taken and their timing for each year in each of their fields of action.

The Committee also draws up an internal Activities Report summarizing the main activities and actions taken during the year, detailing the issues discussed at its meetings and highlighting certain aspects regarding its powers and duties, composition and operation.

As per Article 19 b) 3. of the Regulations of the Board of Directors, in order that it may properly exercise its duties, the Board of Directors is kept fully informed of the issues dealt with by the Strategy Committee.

Innovation Committee

a)	Composition

The Board of Directors shall determine the number of members of this Committee.

The Chairman of the Innovation Committee shall be appointed from among its members.

Telefónica, S.A.    280

2012 Consolidated Financial Statements

b)	Duties

The Innovation Committee is primarily responsible for advising and assisting in all matters regarding innovation. Its main object is to perform an examination, analysis and periodic monitoring of the Company’s innovation projects, to provide guidance and to help ensure its implementation and development across the Group.

c)	Action Plan and Report

As with the Board and the rest of its Committees, at the beginning of each year and in accordance with Article 19 b) 3. of the Regulations of the Board of Directors, the Innovation Committee shall prepare an Action Plan detailing the actions to be taken and their timing for each year in each of their fields of action.

The Committee also draws up an internal Activities Report summarizing the main activities and actions taken during the year, detailing the issues discussed at its meetings and highlighting certain aspects regarding its powers and duties, composition and operation.

As per Article 19 b) 3. of the Regulations of the Board of Directors, in order that it may properly exercise its duties, the Board of Directors is kept fully informed of the issues dealt with by the Innovation Committee.

Nominating, Compensation and Corporate Governance Committee

a)	Composition

The Nominating, Compensation and Corporate Governance Committee shall consist of not less than three and not more than five Directors appointed by the Board of Directors. All members of the Committee must be external Directors and the majority thereof must be independent Directors.

The Chairman of the Nominating, Compensation and Corporate Governance Committee, who shall in all events be an independent Director, shall be appointed from among its members.

b)	Duties

Notwithstanding other duties entrusted it by the Board of Directors, the Nominating, Compensation and Corporate Governance Committee shall have the following duties:

1)	To report, following standards of objectivity and conformity to the corporate interest, on the proposals for the appointment, re-election and removal of Directors and senior executive officers of the Company and its subsidiaries, and evaluate the qualifications, knowledge and experience required of candidates to fill vacancies.

2)	To report on the proposals for appointment of the members of the Executive Commission and of the other Committees of the Board of Directors, as well as the Secretary and, if applicable, the Deputy Secretary.

3)	To organize and coordinate, together with the Chairman of the Board of Directors, a periodic assessment of the Board, pursuant to the provisions of Article 13.3 of these Regulations.

4)	To inform on the periodic assessment of the performance of the Chairman of the Board of Directors.

5)	To examine or organize the succession of the Chairman such that it is properly understood and, if applicable, to make proposals to the Board of Directors so that such succession occurs in an orderly and well-planned manner.

6)	To propose to the Board of Directors, within the framework established in the By-Laws, the compensation for the Directors and review it periodically to ensure that it is in keeping with the tasks performed by them, as provided in Article 35 of these Regulations.

7)	To propose to the Board of Directors, within the framework established in the By-Laws, the extent and amount of the compensation, rights and remuneration of a financial nature, of the Chairman, the executive Directors and the senior executive officers of the Company, including the basic terms of their contracts, for purposes of contractual implementation thereof.

8)	To prepare and propose to the Board of Directors an annual report regarding the Director compensation policy.

Telefónica, S.A.    281

2012 Consolidated Financial Statements

9)	To supervise compliance with the Company’s internal rules of conduct and the corporate governance rules thereof in effect from time to time.

10)	To exercise such other powers and perform such other duties as are assigned to such Committee in these Regulations.

c)	Operation

In addition to the meetings provided for in the annual schedule, the Nominating, Compensation and Corporate Governance Committee shall meet whenever the Board of Directors of the Company or the Chairman thereof requests the issuance of a report or the approval of proposals within the scope of its powers and duties, provided that, in the opinion of the Chairman of the Committee, it is appropriate for the proper implementation of its duties.

d)	Action Plan and Report

As with the Board and the rest of its Committees, at the beginning of each year and in accordance with Article 19 b) 3. of the Regulations of the Board of Directors, the Nominating, Compensation and Corporate Governance Committee shall prepare an Action Plan detailing the actions to be taken and their timing for each year in each of their fields of action.

The Committee also draws up an internal Activities Report summarizing the main activities and actions taken during the year, detailing the issues discussed at its meetings and highlighting certain aspects regarding its powers and duties, composition and operation.

As per Article 19 b) 3. of the Regulations of the Board of Directors, in order that it may properly exercise its duties, the Board of Directors is kept fully informed of the issues dealt with by the Nominating, Compensation and Corporate Governance Committee.

Human Resources, Corporate Reputation and Corporate Responsibility Committee

a)	Composition

The Human Resources and Corporate Reputation and Responsibility Committee shall consist of such number of Directors as the Board of Directors determines from time to time, but in no case less than three and the majority of its members shall be external Directors.

The Chairman of the Human Resources, Reputation and Corporate Responsibility Committee shall be appointed from among its members.

b)	Duties

Without prejudice to any other tasks that the Board of Directors may assign thereto, the Human Resources and Corporate Reputation and Responsibility Committee shall have at least the following duties:

1)	To analyze, report on and propose to the Board of Directors the adoption of the appropriate resolutions on personnel policy matters.

2)	To promote the development of the Telefónica Group’s Corporate Reputation and Responsibility project and the implementation of the core values of the Group.

c)	Action Plan and Report

As with the Board and the rest of its Committees, at the beginning of each year and in accordance with Article 19 b) 3. of the Regulations of the Board of Directors, the Human Resources, Corporate Reputation and Responsibility Committee shall prepare an Action Plan detailing the actions to be taken and their timing for each year in each of their fields of action.

The Committee also draws up an internal Activities Report summarizing the main activities and actions taken during the year, detailing the issues discussed at its meetings and highlighting certain aspects regarding its powers and duties, composition and operation.

Telefónica, S.A.    282

2012 Consolidated Financial Statements

As per Article 19 b) 3. of the Regulations of the Board of Directors, in order that it may properly exercise its duties, the Board of Directors is kept fully informed of the issues dealt with by the Human Resources, Corporate Reputation and Responsibility Committee.

Regulation Committee

a)	Composition

The Regulation Committee shall consist of such number of Directors as the Board of Directors determines from time to time, but in no case less than three, and the majority of its members shall be external Directors.

The Chairman of the Regulation Committee shall be appointed from among its members.

b)	Duties

Notwithstanding other duties entrusted to it by the Board of Directors, the Regulation Committee shall have at least the following functions:

1)	To monitor on a permanent basis the principal regulatory matters and issues affecting the Telefónica Group at any time, through the study, review and discussion thereof.

2)	To act as a communication and information channel between the Management Team and the Board of Directors in regulatory matters and, where appropriate, to advise the latter of those matters deemed important or significant to the Company or to any of the companies of its Group in respect of which it is necessary or appropriate to make a decision or adopt a particular strategy.

c)	Action Plan and Report

As with the Board and the rest of its Committees, at the beginning of each year and in accordance with Article 19 b) 3. of the Regulations of the Board of Directors, the Regulation Committee shall prepare an Action Plan detailing the actions to be taken and their timing for each year in each of their fields of action.

The Committee also draws up an internal Activities Report summarizing the main activities and actions taken during the year, detailing the issues discussed at its meetings and highlighting certain aspects regarding its powers and duties, composition and operation.

As per Article 19 b) 3. of the Regulations of the Board of Directors, in order that it may properly exercise its duties, the Board of Directors is kept fully informed of the issues dealt with by the Regulation Committee.

Executive Commission

a)	Composition

The Executive Commission shall consist of the Chairman of the Board, once appointed as a member thereof, and not less than three nor more than ten Directors appointed by the Board of Directors.

In the qualitative composition of the Executive Commission, the Board of Directors shall seek to have external or non-executive Directors constitute a majority over the executive Directors.

In all cases, the affirmative vote of at least two-thirds of the members of the Board of Directors shall be required in order for the appointment or re- appointment of the members of the Executive Commission to be valid.

b)	Duties

The Board of Directors, always subject to the legal provisions in force, has delegated all its powers to an Executive Commission, except those that cannot be delegated by Law, by the Company Bylaws, or by the Regulations of the Board of Directors.

The Executive Commission provides the Board of Directors with a greater efficiency and effectiveness in the executions of its tasks, since it meets more often.

Telefónica, S.A.    283

2012 Consolidated Financial Statements

c) Operation

The Executive Commission shall meet whenever called by the Chairman, and shall normally meet every fifteen days.

The Chairman and Secretary of the Board of Directors shall act as the Chairman and Secretary of the Executive Commission. One or more Vice Chairmen and a Deputy Secretary may also be appointed.

A quorum of the Executive Commission shall be validly established with the attendance, in person or by proxy, of one-half plus one of its members.

Resolutions shall be adopted by a majority of the Directors attending the meeting (in person or by proxy), and in the case of a tie, the Chairman shall cast the deciding vote.

d) Relationship with the Board of Directors

The Executive Commission shall report to the Board in a timely manner on the matters dealt with and the decisions adopted at the meetings thereof, with a copy of the minutes of such meetings made available to the members of the Board (article 20.C of the Regulations of the Board of Directors).

B.2.4	Identify any advisory or consulting powers and, where applicable, the powers delegated to each of the committees:

Committee name	Brief description
International Affairs Committee	Consultative and control committee
Audit and Control Committee	Consultative and control committee
Service Quality and Customer Service Committee	Consultative and control committee
Strategy Committee	Consultative and control committee
Innovation Committee	Consultative and control committee
Nominating, Compensation and Corporate Governance Committee	Consultative and control committee
Human Resources, Corporate Reputation and Corporate Responsibility Committee	Consultative and control committee
Regulation Committee	Consultative and control committee
Executive Commission	Corporate Body with general decision-making powers and express delegation of all powers corresponding to the Board of Directors except for those that cannot be delegated by law, bylaws or regulations.

B.2.5	Indicate, as appropriate, whether there are any regulations governing the board committees. If so, indicate where they can be consulted, and whether any amendments have been made during the year. Also indicate whether an annual report on the activities of each committee has been prepared voluntarily.

International Affairs Committee

The organization and operation of the Board of Directors Committees are governed by specific regulations contained in the Regulations of the Board of Directors. This document is available for consultation on the company website.

As mentioned in section B.2.3 above, the Board Committees draw up an internal Report summarizing the main activities and actions taken during the year detailing the issues discussed at the meetings and highlighting certain aspects regarding the powers and duties, composition and operation.

Telefónica, S.A.    284

2012 Consolidated Financial Statements

Audit and Control Committee

The organization and operation of the Board of Directors Committees are governed by specific regulations contained in the Regulations of the Board of Directors. In addition, the Audit and Control Committee is specifically regulated in article 31 bis of the Bylaws. These documents are available for consultation on the company website.

As mentioned in section B.2.3 above, the Board Committees draw up an internal Report summarizing the main activities and actions taken during the year, detailing the issues discussed at the meetings and highlighting certain aspects regarding their powers and duties, composition and operation.

Service Quality and Customer Service Committee

The organization and operation of the Board of Directors Committees are governed by specific regulations contained in the Regulations of the Board of Directors. This document is available for consultation on the company website.

As mentioned in section B.2.3 above, the Board Committees draw up an internal Report summarizing the main activities and actions taken during the year detailing the issues discussed at the meetings and highlighting certain aspects regarding the powers and duties, composition and operation.

Strategy Committee

The organization and operation of the Board of Directors Committees are governed by specific regulations contained in the Regulations of the Board of Directors. This document is available for consultation on the company website.

As mentioned in section B.2.3 above, the Board Committees draw up an internal Report summarizing the main activities and actions taken during the year detailing the issues discussed at the meetings and highlighting certain aspects regarding the powers and duties, composition and operation.

Innovation Committee

The organization and operation of the Board of Directors Committees are governed by specific regulations contained in the Regulations of the Board of Directors. This document is available for consultation on the company website.

As mentioned in section B.2.3 above, the Board Committees draw up an internal Report summarizing the main activities and actions taken during the year detailing the issues discussed at the meetings and highlighting certain aspects regarding the powers and duties, composition and operation.

Nominating, Compensation and Corporate Governance Committee

The organization and operation of the Board of Directors Committees are governed by specific regulations contained in the Regulations of the Board of Directors. This document is available for consultation on the company website.

As mentioned in section B.2.3 above, the Board Committees draw up an internal Report summarizing the main activities and actions taken during the year detailing the issues discussed at the meetings and highlighting certain aspects regarding the powers and duties, composition and operation.

Human Resources, Corporate Reputation and Corporate Responsibility Committee

The organization and operation of the Board of Directors Committees are governed by specific regulations contained in the Regulations of the Board of Directors. This document is available for consultation on the company website.

Telefónica, S.A.    285

2012 Consolidated Financial Statements

As mentioned in section B.2.3 above, the Board Committees draw up an internal Report summarizing the main activities and actions taken during the year detailing the issues discussed at the meetings and highlighting certain aspects regarding the powers and duties, composition and operation.

Regulation Committee

The organization and operation of the Board of Directors Committees are governed by specific regulations contained in the Regulations of the Board of Directors. This document is available for consultation on the company website.

As mentioned in section B.2.3 above, the Board Committees draw up an internal Report summarizing the main activities and actions taken during the year detailing the issues discussed at the meetings and highlighting certain aspects regarding the powers and duties, composition and operation.

Executive Commission

The organization and operation of the Board of Directors Committees are governed by specific regulations contained in the Regulations of the Board of Directors. The Executive Commission is also regulated by Article 31 of the Bylaws. These documents are available for consultation on the company website.

B.2.6	Indicate whether the composition of the Executive Committee reflects the participation within the board of the different types of directors:

Yes

Telefónica, S.A.    286

2012 Consolidated Financial Statements

C. Related party transactions

C.1	Indicate whether the board plenary sessions have reserved the right to approve, based on a favorable report from the Audit Committee or any other committee responsible for this task, transactions which the company carries out with directors, significant shareholders or representatives on the board, or related parties:

Yes

C.2	List any relevant transactions entailing a transfer of assets or liabilities between the company or its group companies and the significant shareholders in the company:

Name or corporate name of significant shareholder	Name or corporate name of the company or its group company	Nature of the relationship	Type of transaction	Amount (thousands of euros)
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Gain from sale or disposal of assets	1
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Finance arrangements: loans and capital contributions (lender)	37,791
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Finance leases (lessor)	53
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Other expenses	986
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Sale of goods (finished or in progress)	6,315
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Guarantees and deposits received	471,002
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Leases	392
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Finance agreements, loans and capital contributions (borrower)	95,361
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Commitments acquired	25,025
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Receipt of services	14,150
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Commitments acquired	5,718
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Finance income	22,268
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Services rendered	218,026
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Finance costs	106,471
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Acquisition of property, plant and equipment, intangible assets and other fixed assets	18,970
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Other income	3,745
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Guarantees and deposits received	326
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Finance arrangements: loans and capital contributions (lender)	622,155
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Finance income	3,747
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Finance arrangements: loans and capital contributions (borrower)	449,472
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Receipt of services	27,627
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Dividends and other distributed earnings	285,564
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica S.A.	Contractual	Dividends received	16,083
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Finance costs	5,377
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Commitments acquired	12,905,663
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Rest of Telefónica Group	Contractual	Leases	770
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Rest of Telefónica Group	Contractual	Services rendered	38,680
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Rest of Telefónica Group	Contractual	Other expenses	64
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Rest of Telefónica Group	Contractual	Commitments acquired	48,550
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Rest of Telefónica Group	Contractual	Guarantees and deposits received	139,546
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Rest of Telefónica Group	Contractual	Commitments acquired	53

Telefónica, S.A.    287

2012 Consolidated Financial Statements

Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Rest of Telefónica Group	Contractual	Receipt of services	33,879
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Rest of Telefónica Group	Contractual	Finance income	5
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Rest of Telefónica Group	Contractual	Finance costs	11,706
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Rest of Telefónica Group	Contractual	Sale of goods (finished or in progress)	6,244
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Telefónica, S.A.	Contractual	Receipt of services	25,387
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Telefónica, S.A.	Contractual	Finance agreements, loans and capital contributions (borrower)	384,519
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Rest of Telefónica Group	Contractual	Finance income	2,274
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Telefónica, S.A.	Contractual	Commitments acquired	2,661,335
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Telefónica, S.A.	Contractual	Finance arrangements: loans and capital contributions (lender)	618,021
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Telefónica, S.A.	Contractual	Dividends and other distributed earnings	134,535
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Telefónica, S.A.	Contractual	Guarantees and deposits received	9,800
Caja de Ahorros y Pensiones de Barcelona, “la Caixa”	Telefónica, S.A.	Contractual	Finance costs	5,424

C.3	List any relevant transactions entailing a transfer of assets or liabilities between the company or its group companies, and the company’s managers or directors.

C.4	List any relevant transactions undertaken by the company with other companies in its group that are not eliminated in the process of drawing up the consolidated financial statements and whose subject matter and terms set them apart from the company’s ordinary trading activities.

C.5	Identify, where appropriate, any conflicts of interest affecting company directors pursuant to article 127 of the LSA.

Yes

Name or corporate name of director

Mr. Isidro Fainé Casas

Description of the situation of conflict of interest

At the meeting of Telefónica, S.A.’s Executive Committee held on October 19, 2012, the Directors representing Caja de Ahorros y Pensiones de Barcelona, “La Caixa”, and Banco Bilbao Vizcaya Argentaria, S.A., Mr. Isidro Fainé Casas and Mr. José María Abril Pérez, respectively, abstained from voting on the resolution relating to a bid to purchase preferred stock of Telefónica Finance USA LLC and, additionally to the simultaneous sale of treasury shares of Telefónica, S.A. and the subscription of newly issued plain-vanilla bonds, since both companies cooperate as financial institutions in that project.

Name or corporate name of director

Mr. José María Abril Pérez

Telefónica, S.A.    288

2012 Consolidated Financial Statements

Description of the situation of conflict of interest

At the meeting of Telefónica, S.A.’s Executive Committee held on October 19, 2012, the Directors representing Caja de Ahorros y Pensiones de Barcelona, “La Caixa”, and Banco Bilbao Vizcaya Argentaria, S.A., Mr. Isidro Fainé Casas and Mr. José María Abril Pérez, respectively, abstained from voting on the resolution relating to a bid to purchase preferred stock of Telefónica Finance USA LLC and, additionally to the simultaneous sale of treasury shares of Telefónica, S.A. and the subscription of newly issued plain-vanilla bonds, since both companies cooperate as financial institutions in the project.

C.6	List the mechanisms established to detect, determine and resolve any possible conflicts of interest between the company and/or its group, and its directors, management or significant shareholders.

Company policy establishes the following principles governing possible conflicts of interest that may affect Directors, senior executive officers or significant shareholders:

•

With respect to Directors, Article 32 of the Regulations of the Board of Directors establishes that Directors shall inform the Board of Directors of any situation of direct or indirect conflict they may have with the interest of the company. In the event of conflict, the Director affected shall refrain from participating in the deliberation to which the conflict refers.

Moreover, and in accordance with the provisions set out in the Regulations of the Board, Directors shall refrain from participating in votes that affect matters in which they or persons related to them have a direct or indirect interest.

Likewise, the aforementioned Regulations establish that Directors shall not directly or indirectly enter into professional or commercial transactions with the Company or with any of the companies of the Group, if such transactions are unrelated to the ordinary course of business of the Company or not performed on an arm’s length basis, unless the Board of Directors is informed thereof in advance and, with the prior report of the Nominating, Compensation and Corporate Governance Committee, it approves the transaction upon the affirmative vote of at least 90% of the Directors present in person or by proxy.

Directors must also report with respect to themselves as well as the persons related thereto (a) the direct or indirect interests held by them and (b) the offices held or duties performed at any company that is in a situation of real competition with the Company.

For purposes of the provisions of this paragraph, the following shall not be deemed to be in a situation of actual competition with the Company, even if they have the same or a similar or complementary corporate purpose: (i) companies controlled thereby (within the meaning of Article 42 of the Commercial Code); and (ii) companies with which Telefónica, S.A. has established a strategic alliance. Likewise, for purposes of the provisions hereof, proprietary Directors of competitor companies appointed at the request of the Company or in consideration of the Company’s interest in the capital thereof shall not be deemed to be in a situation of competition.

•

With regards to significant shareholders, Article 39 of the Regulations of the Board of Directors stipulates that the Board of Directors shall know the transactions that the Companies enter into, either directly or indirectly, with Directors, with significant shareholders or shareholders represented on the Board, or with persons related thereto.

The performance of such transactions shall require the authorization of the Board, after a favorable report of the Nominating, Compensation and Corporate Governance Committee, unless they are transactions or operations that form part of the customary or ordinary activity of the parties involved that are performed on customary market terms and in insignificant amounts for the Company.

The transactions referred to in the preceding sub-section shall be assessed from the point of view of equal treatment of shareholders and the arm’s-length basis of the transaction, and shall be included in the Annual Corporate Governance Report and in the periodic information of the Company upon the terms set forth in applicable laws and regulations.

•

With respect to senior executive officers, the Internal Code of Conduct for Securities Markets Issues sets out the general principles of conduct for the persons subject to the said regulations who are involved in a conflict of interest. The aforementioned Code includes all the Company Management Personnel within the concept of affected persons.

Telefónica, S.A.    289

2012 Consolidated Financial Statements

In accordance with the provisions of this Code, senior executive officers are obliged to (a) act at all times with loyalty to the Telefónica Group and its shareholders, regardless of their own or other interests; (b) refrain from interfering in or influencing the making of decisions that may affect individuals or entities with whom there is a conflict; and (c) refrain from receiving information classified as confidential which may affect such conflict. Furthermore, these persons are obliged to inform the Company Regulatory Compliance Unit of all transactions that may potentially give rise to conflicts of interest.

C.7	Is more than one group company listed in Spain?

No

Identify the listed subsidiaries in Spain

Telefónica, S.A.    290

2012 Consolidated Financial Statements

D RISK CONTROL SYSTEMS

D.1	Give a general description of risk policy in the company and/or its group, detailing and evaluating the risks covered by the system, together with evidence that the system is appropriate for the profile of each type of risk.

The Telefónica Group’s business is conditioned by a series of intrinsic risk factors that affect exclusively the Group, as well as a series of external factors that are common to businesses of the same sector. The main risks and uncertainties facing the Company which could affect its business, financial position and results, are as follows:

Group-related risks

•	Country risk (investments in Latin America)

At December 31, 2012, approximately 48.9% of the Telefónica Group’s revenue (approximately 49.6% of its assets) is generated by the Latin American segment (primarily in Brazil, Argentina, Venezuela, Chile and Peru); 78.3% of those assets are generated in countries classified as investment grade (Brazil, Chile, Peru, Colombia, Mexico, Uruguay and Panama) by some of the credit rating agencies. The Telefónica business is especially sensitive to any of the risks related to Latin America described in this section, particularly if they affect or arise in Brazil, which at December 31, 2012 accounted for 50.6% of assets and 44.6% of revenue from Latin American operations.

The Group’s investments and operations in Latin America could be affected by a series of risks related to economic, political and social factors in these countries, collectively denominated “country risk,” including risks related to the following:

•	government regulation or administrative polices may change unexpectedly, including changes that modify the terms and conditions of licenses and concessions and their renewal (or delay their approval) which could negatively affect the Group’s interests in such countries;

•	the effects of inflation, currency depreciation or currency restrictions and other restraints on transfer of funds may be imposed. For example, in Venezuela, the official US Dollar to Bolivar fuerte exchange rate is established by the Central Bank of Venezuela and the Minister of Finance. Additionally, the acquisition of foreign currencies by Venezuelan companies to pay foreign debt or dividends is subject to the pre-authorization of the relevant Venezuelan authorities;

•	governments may expropriate or nationalize assets or increase their participation in the economy and companies; and

•	economic downturns, political instability and civil disturbances may negatively affect the Telefónica Group’s operations in such countries.

•	Foreign currency and interest rate risk

The Telefónica Group’s business is exposed to various types of market risks, above all the impact of changes in interest rates or foreign currency exchange rates.

At December 31, 2012, 23% of the Group’s net debt was at floating rates, while 20% was denominated in a currency other than the euro.

To illustrate the sensitivity of financial expenses to a change in short-term interest rates at December 31, 2012: (i) a 100 basis points increase in interest rates in all currencies in which Telefónica has a financial position at that date would lead to an increase in financial expenses of 96 million euros, (ii) whereas a 100 basis points decrease in interest rates in all currencies except the euro, dollar and the pound sterling, in order to avoid negative rates, would lead to a reduction in financial expenses of 36 million euros. These calculations were made assuming a constant currency and balance position equivalent to the position at that date and bearing in mind the derivative financial instruments arranged.

Telefónica, S.A.    291

2012 Consolidated Financial Statements

As for the impact on the income statement, specifically exchange gains and losses in the financial result at December 31, 2012, the impact of a 10% increase or decrease in the exchange rate would be 159 million euros (assuming a constant currency position with an impact on profit or loss at that date including derivative instruments arranged and that Latin American currencies would fall against the US dollar and the rest of the currencies against the euro by 10%).

The Telefónica Group uses a variety of strategies to manage this risk, mainly through the use of financial derivatives, which themselves are also exposed to risk, including counterparty risk. Furthermore, the Group’s risk management strategies may not achieve the desired effect, which could adversely affect the Group’s business, financial condition, results of operations and cash flows.

•	Dependence on external sources of financing

The performance, expansion and improvement of networks, the development and distribution of the Telefónica Group’s services and products, as well as the development and implementation of new technologies or the renewal of licenses require a substantial amount of financing.

The performance of financial markets in terms of liquidity, cost of credit, access and volatility, continues to be overshadowed by persisting uncertainty regarding certain factors such as the pace of economic recovery, the health of the international banking system or the concerns regarding the burgeoning deficits of some European countries. The worsening international financial market conditions caused by some of these factors could make it more difficult and more expensive to refinance existing financial debt (at December 31, 2012, gross maturities in 2013, including the net position in derivative financial instruments, certain current payables and expected early redemptions amounted to around 10,074 million euros, or 9,574 million euros should Telefónica elect not to exercise expected early redemptions, and in 2014 to 7,850 million euros) or arrange new debt if necessary, and more difficult and costly to raise funds from our shareholders.

Furthermore, obtaining financing on the international capital markets could also be restricted (in terms of access and cost) if Telefónica’s credit ratings are revised downwards, either due to lower solvency or operating performance, or as a result of a downgrade in the rating for Spanish sovereign risk by rating agencies. Any of these situations could have a negative impact on our ability to honor our debts.

Moreover, market conditions could make it harder to renew existing undrawn bilateral credit lines, 18% of which, at December 31, 2012, initially mature prior to December 31, 2013.

Risks related to the Group’s industry

•	Current global economic situation

The Telefónica Group’s business is impacted by general economic conditions in each of the countries in which it operates. The uncertainty about whether economic recovery will continue may negatively affect the level of demand from existing and prospective customers, as customers may no longer deem critical the services offered by the Group. The main macroeconomic factors that could have an adverse impact on consumption and, accordingly, demand for our services and the Telefónica Group’s results include the dearth of credit as banks adjust their balance sheets, trends in the labor market, further erosion of consumer confidence, with an immediate increase in saving rates, or needs for greater fiscal adjustment, which would undermine household income levels. This risk is higher in Europe, but less relevant in other countries where the Telefónica Group operates.

Similarly, the sovereign debt crisis in certain euro-area countries and rating downgrades in some of these countries should be taken into account. Any further deterioration in sovereign debt markets or greater restrictions on credit in the banking sector could have an adverse impact on Telefónica’s ability to raise financing and/or obtain liquidity. This could have a negative effect on the Group’s business, financial condition, results of operations or cash flows. In addition, there could be other possible follow-on effects from the economic crisis on the Group’s business, including insolvency of key customers or suppliers.

Telefónica, S.A.    292

2012 Consolidated Financial Statements

Lastly, in Latin America, the exchange rate risk in Venezuela (as reflected by the recent currency devaluation in February 2013) and Argentina (with a constant devaluation of the Argentinean peso against U.S. dollar) exists in relation to the negative impact any unexpected weakening in their currencies could have on cash flows from these countries. On February 8, 2013, the Venezuelan bolivar fuerte was devalued from 4.3 bolivar fuertes per U.S. dollar to 6.3 bolivar fuertes per U.S. dollar. The decision of the Venezuelan government affects the estimates made by the Group of the net asset value of the foreign currency position related to investments in Venezuela, which translates to an approximate pre-tax loss of 438 million euros on the 2012 financial statements.

•	Highly regulated markets

As a multinational telecommunications company that operates in regulated markets, the Telefónica Group is subject to different laws and regulations in each of the jurisdictions in which it provides services and in which supranational regulators such as the European Union and national, state, regional and local authorities intervene to varying degrees and as appropriate. This regulation is strict in the countries in which the Company holds a significant market power position.

In Europe, wholesale mobile network termination rates came down in 2011. There were considerable reductions in many of the countries where the Group operates, notably in the UK (with a final reduction scheduled for 2015 and a decrease in prices of over 83% compared to the end of 2010) and Germany (cuts of over 50% since December 2010). In Spain, the schedule for reducing mobile call termination rates came into play on April 16, 2012, and the target price (1.09 euros) will be attained in July 2013, with a decrease of approximately 75% in wholesale prices. Other countries where rates will fall as from 2012 are the Czech Republic (slightly more than 49%), Ireland (approximately 72%) and Slovakia (approximately 58%).

Other services with regulated prices in Europe include call roaming, SMS and data services. The European Parliament and Council has approved the new Roaming III regulation which replaces all previous regulations. The objective of this Regulation is to set maximum prices for voice and SMS retail and wholesale services between July 2012 and July 2014, which will then be progressively reduced. It also regulates retail and wholesale data roaming charges for the first time.

Additionally, according to Roaming III, from July 2014, mobile operators would be forced to separate the sale of roaming services from their domestic services. This would allow users to choose a different operator for calls made in other Member States. Lastly, in relation to net neutrality, the new European regulatory framework establishes as a general principle the importance of ensuring European citizens have free internet access. Nevertheless, regulators could also adopt at any time measures or additional requirements to reduce roaming prices and fixed and/or mobile termination rates, and force Telefónica to provide third-party access to its networks.

Moreover, in Latin America there is tendency to review –and reduce– mobile network termination rates. For instance, reductions of 61% and 60% have been approved in Mexico and Chile, respectively. In Brazil, in October 2011, the regulator (Anatel) approved the fixed-mobile rate adjustment regulation, which entails a gradual reduction of these rates through to 2014 by applying a CPI-factor, which results in a reduction of approximately 29% in 2012-2014. The absolute decrease in public rates must be passed on to mobile interconnection rates (VU-M). In addition, there is a trend towards reductions in termination rates in Peru, Venezuela and Colombia.

The new regulatory principles established in Europe’s common regulatory framework, adopted in 2009 and transposed in the national legislation of each Member State in which Telefónica operated during 2011 and 2012 could result in increased regulatory pressure on the local competitive environment. Specifically, this framework supports the possibility of national regulators, in specific cases and under exceptional conditions, establishing the functional separation between the wholesale and retail businesses of operators with significant market power and vertically integrated operators, whereby they would be required to offer equal wholesale terms to third-party operators that acquire these products.

The recommendation on the application of the European regulatory policy to next-generation broadband networks drawn up by the European Commission (EC) could also play a key role in the incentives for operators to invest in net fixed broadband networks in the short-term and medium-term, thus affecting the outlook for the business and competition in this market segment. Nonetheless, the EC is currently drafting respective recommendations on cost accounting and non-discrimination, and it is expected that these recommendations, which will affect the earlier recommendation, will be approved in mid-2013. According to statements by Commissioner Kroes, initial evaluations are that the Commission could make the regulation for new generation networks more flexible in exchange for stricter measures on new operators concerning non-discrimination.

Telefónica, S.A.    293

2012 Consolidated Financial Statements

Meanwhile, as the Group provides most of its services under licenses, authorizations or concessions, it is vulnerable to economic fines for serious breaches and, ultimately, revocation or failure to renew these licenses, authorizations or concessions or the granting of new licenses to competitors for the provisions of services in a specific market.

The Telefónica Group pursues their renewal to the extent provided by the contractual conditions, though it cannot guarantee that it will always complete this process successfully or under the most beneficial terms for the Group. In many cases it must satisfy certain obligations, including, among others, minimum specified quality standards, service and coverage conditions and capital investment. Failure to comply with these obligations could result in fines or even revocation or forfeiture of the license, authorization or concession.

Additionally, the Telefónica Group could be affected by regulatory actions carried out by antitrust of competition authorities. These authorizations could prohibit certain actions, such as new acquisitions or specific practices, create obligations or lead to heavy fines. Any such measures implemented by the competition authorities could results in economic and/or reputational loss for the Group, in addition to a loss of market share and/or in harm to the future growth of certain businesses.

•	Highly competitive markets and markets subject to constant technological development.

The Telefónica Group operates in markets that are highly competitive and subject to constant technological development. Therefore, it is subject to the effects of actions by competitors in these markets and its ability to anticipate and adapt to constant technological changes taking place in the industry.

To compete effectively, the Telefónica Group needs to successfully market its products and services and respond to both commercial actions by competitors and other competitive factors affecting these markets, anticipating and adapting promptly to technological changes, changes in consumer preferences and general economic, political and social conditions. Failure to do so appropriately could have an adverse impact on the Group’s financial condition, results of operations and cash flows.

New products and technologies arise constantly, while the development of existing products and technologies can render obsolete the products and services the Telefónica Group offers and the technology it uses. This means that Telefónica must invest in the development of new products, technology and services so it can continue to compete effectively with current or future competitors, and which may result in the decrease of the Group’s revenue margins. In this respect, margins from traditional voice and data business are shrinking, while new sources of revenues are deriving from mobile internet and connectivity services that are being launched. Research and development costs amounted to 1,071 million euros and 983 million euros in 2012 and 2011, respectively, representing 1.7% and 1.6% of the Group’s consolidated revenue, respectively.

One technology that telecommunications operators, including Telefónica (in Spain and Latin America), are focused on is the new FTTx-type network, which offers broadband access using optical fiber with superior services, e.g. internet speed of up to 100mb or HD television services. However, substantial investment is required to deploy these networks, which entails fully or partially substituting copper loop access with optic fiber. As things stand today, scant demand for the capabilities offered by these new networks to end users could make it difficult to quantify the return on investment and justify the high investment.

In addition, many of the aforementioned works directed to network upgrade and to offer new products or services are not entirely under the Telefónica Group’s control and could be constrained by applicable regulation.

•	Limitations on spectrum capacity could be costly and curtail growth.

Telefónica’s mobile operations in a number of countries may rely on the availability of spectrum. The Company’s failure to obtain sufficient or appropriate spectrum capacity or its capacity to assume the related costs, could have an adverse impact on the quality on the launching and provision of new services and on the Company’s ability to maintain the quality of existing services, which may adversely affect the Group’s financial condition, results of operations and cash flows

In 2012, Telefónica Ireland invested 127 million euros to obtain spectrum in the 800, 900 and 1800 MHz bands. On February 20, 2013, Telefónica UK was granted two blocks of 10 MHz in the 800 MHz spectrum band for the rollout of a nationwide 4G network, total investment was of approximately 645 million euros. Meanwhile, in 2012, an investment was made in spectrum capacity in Nicaragua amounting to 5 million euros. In Brazil, Vivo was awarded a block of band with “X” of 2500 MHz (20+20 MHz), including the 450 MHz band in certain states in 2012. In Venezuela, in August 2012, a concession agreement was signed between Telefónica Venezuela and the regulator for the additional 20 MHz in the 1900 MHz frequency that had been granted to this company. Also in August 2012, Telefónica Móviles Chile, S.A. was awarded radiofrequencies for 4G technology. As regards new spectrum allocations in the countries where the Telefónica Group operates, in 2013 we are expecting auctions to take place in Slovakia, Colombia and Uruguay.

Telefónica, S.A.    294

2012 Consolidated Financial Statements

•	Supplier failures

As a mobile and fixed telephony operator and provider of telecommunications services and products, the Telefónica Group, like other companies in the industry, depends upon a small number of major suppliers for essential products and services, mainly network infrastructure and mobile handsets. Telefónica Group depends on 13 handset suppliers and five network infrastructure suppliers, which together accounted for 80% of orders in 2012. These suppliers may, among other things, extend delivery times, raise prices and limit supply due to their own shortages and business requirements.

If these suppliers fail to deliver products and services to the Telefónica Group on a timely basis, it could jeopardize network deployment and expansion plans, which in some cases could adversely affect the Telefónica Group’s ability to satisfy its license terms and requirements or have an adverse impact on the Group’s business, financial condition, results of operations and cash flows.

•	Risks associated with unforeseen network interruptions

Unanticipated network interruptions as a result of system failures, including those due to network, hardware or software or cyber-attacks, which affect the quality of or cause an interruption in the Telefónica Group’s service, could lead to customer dissatisfaction, reduced revenues and traffic, costly repairs, penalties or other measures imposed by regulatory authorities and could harm the Telefónica Group’s reputation.

Telefónica attempts to mitigate these risks through a number of measures, including backup systems and protective systems such as firewalls, virus scanners and other physical and logical security. However, these measures are not always effective. Although the Telefónica Group has insurance policies to cover this type of incidents and risks, these policies may not be sufficient to cover all possible monetary losses, although the claims and loss in revenue caused by service interruptions to date have been covered by these policies.

•	Electromagnetic radio emissions and possible health risks

Currently, there is significant public concern regarding alleged potential effects of electromagnetic fields, emitted by mobile telephones and base stations, on human health. This social concern has caused certain governments and administrations to take measures that have hindered the deployment of the infrastructures necessary to ensure quality of service and affected the deployment criteria of new networks.

In May 2011, the specialized cancer research body of the World Health Organization (IARC) classified the electromagnetic fields in mobile telephony as “possibly carcinogenic,” a classification which also includes products such as coffee and pickled foods. The World Health Organization subsequently indicated, in its fact sheet no. 193 published in June 2011, that to date it cannot be confirmed that the use of a mobile telephone has adverse effects on health.

The most recent official study (to the best of our knowledge), published in 2012 by Advisory Group on Non-ionising Radiation (AGNIR), concludes that there are not convincing evidences showing that mobile phone technologies cause adverse effects in the health of individuals. It cannot be certain that future reports and medical studies establish a link between the electromagnetic signals or emissions of radio frequencies and health problems.

Irrespective of the scientific evidence that may be obtained and even though the Telefónica Group has considered these risks and has an action plan for the various countries in which it provides services to ensure compliance with codes of good practice and relevant regulations, this concern, may affect the capacity to capture or retain customers, discourage the use of mobile telephones, or lead to legal costs and other expenses.

Society’s worries about radiofrequency emissions could reduce the use of mobile telephones, which could cause the public authorities to implement measures restricting where transmitters and cell sites can be located and how they operate, and the use of our mobile devices, telephones and other products using mobile technology. This could lead to the Company being unable to expand or improve its mobile network. Furthermore, if any relevant authorities request that the thresholds of exposure to electromagnetic fields be reduced, the Company may have to invest in reconstructing its network to comply with these guidelines.

Telefónica, S.A.    295

2012 Consolidated Financial Statements

The adoption of new measures by governments or administrations or other regulatory interventions in this respect that may also arise in the future may adversely affect the Group’s business, financial condition, results of operations and cash flows.

•	Risk of asset impairment

The Telefónica Group reviews on an annual basis, or more frequently when the circumstances require it, the value of assets and cash-generating units, to assess whether their carrying values can be supported by the future expected cash flows, including, in some cases synergies allowed for in acquisition cost. Potential changes in the regulatory, business, economic or political environment may result in the need to introduce changes to estimates made and recognize impairment losses in goodwill, intangible assets or fixed assets.

Although the recognition of impairments of property, plant and equipment, intangible assets and financial assets results in a non-cash charge on the income statement, it could adversely affect the results of the Telefónica Group’s operations. In this respect, the Telefónica Group has experienced impairment losses on certain of its investments, affecting the results of the year in which they were made. In 2012, an impairment loss was recognized on the stake in Telco, S.p.A. which, coupled with the impact of the recovery of all the operational synergies considered at the time of the investment and the profit contribution for the year, resulted in a negative impact of 1,277 million euros. In 2012, an impairment loss in goodwill was recognized amounting to 414 million euros for Telefónica operations in Ireland which, combined with the write-off of the intangible asset associated with the customer portfolio allocated to this market, resulted in a negative impact of 527 million euros.

•	Risks associated with internet

Our internet access and hosting services may involve us in civil liability for illegal or illicit use of the internet. In addition, Telefónica, like all telecommunications services providers, may be held liable for the loss, release or inappropriate modification of the customer data stored on its services or carried by its networks

In most countries in which Telefónica operates, the provision of its internet access and hosting services (including the operation of websites with shelf-generated content) are regulated under a limited liability regime applicable to the content that it makes available to the public as a technical service provider, particularly content protected by copyright or similar laws. However, regulatory changes have been introduced imposing additional obligations on access providers (such as. blocking access to a website) as part of the struggle against some illegal or illicit uses of the internet, notably in Europe.

Other risks

•	Litigation and other legal proceedings

•	Telefónica and Telefónica Group companies are party to lawsuits and other legal proceedings in the ordinary course of their businesses, the financial outcome of which is unpredictable. An adverse outcome or settlement in these or other proceedings could result in significant costs and may have a material adverse effect on the Group’s business, financial condition, results of operations and cash flows.

D.2	Indicate whether the company or group has been exposed to different types of risk (operational, technological, financial, legal, reputational, fiscal, etc.) during the year:

Yes

If so, indicate the circumstances and whether the established control systems worked adequately.

Telefónica, S.A.    296

2012 Consolidated Financial Statements

Risks occurring in the year

Risk of asset impairment.

Circumstances responsible for this occurrence

The Telefónica Group has taken impairment losses on certain of its investments, affecting the results of the year when they were made.

Operation of control systems

The Telefónica Group reviews on an annual basis (or more frequently where the circumstances require), the value of assets and cash-generating units, to assess whether their carrying values can be supported by projected future cash flows, including, in some cases synergies included in acquisition cost. Potential changes in the regulatory, business, economic or political environment may result in the need to introduce changes to the estimates made and recognize impairment losses in goodwill, intangible assets or fixed assets. Although the recognition of impairments of property, plant and equipment, intangible assets and financial assets results in a non-cash charge on the income statement, it could adversely affect the results of the Telefónica Group’s operations.

In this respect, the Telefónica Group has experienced impairment losses on certain of its investments, affecting the results of the year in which they were made. Therefore, in 2012, as recorded in the Company’s financial statements, an impairment loss was recognized on the stake in Telco, S.p.A. which, coupled with the impact of the recovery of part of the operational synergies considered in the investment, resulted in a negative impact of 1,277 million euros before tax. In 2012, an impairment loss in goodwill was recognized amounting to 414 million euros for Telefónica operations in Ireland which, combined with the write-off of the intangible asset associated with the customer portfolio allocated to this market, resulted in a negative of 527 million euros.

D.3	Indicate whether there is a committee or other governing body in charge of establishing and supervising these control systems.

Yes

If so, please explain its duties.

Telefónica, S.A.    297

2012 Consolidated Financial Statements

Name of the Committee or Body	Description of duties
Audit and Control Committee

The Board of Directors of Telefónica, S.A. has constituted an Audit and Control Committee whose powers and duties and rules of operation are set out in the Company Bylaws and in the Regulations of the Board of Directors. Such regulations comply with all legal requirements as well as with the recommendations for good corporate governance issued by both national and international bodies.

Unless dealing with specific issues, the following shall be invited to attend Committee meetings: the External Auditor, representatives of the Legal General Secretariat and the Board, as well as representatives from the following departments: Strategic, Finance and Development, Internal Audit, Intervention and Inspection, Planning, Budgets and Control, Operations and Human Resources.

Occasionally, as mentioned above, other managers from within the Group are invited to inform the Committee on specific areas of interest to it.

The duties of the Committee are established in the Company Bylaws of Telefónica, S.A. (art. 31 bis), and in the Regulations of the Board of Directors (art. 21), as described in section B.2.3 of this Report.

In addition, the Company has designed a system of information to which the Chairman and the members of the Audit and Control Committee have access, through which they can obtain, if they wish, information on the conclusions of internal auditing reports and on the fulfillment of recommendations subject to specific monitoring.

Likewise, within the Group, Committees have been set up in those companies whose shares are listed on stock market in countries other than Spain, with similar duties to those described for the Audit and Control Committee of Telefónica, S.A.

D.4	Identify and describe the processes for compliance with the regulations applicable to the company and/or its group.

The vast majority of the companies comprising the Telefónica Group operate in the telecommunications sector, which is subject to regulation in nearly all the countries where the Group is present. Among the basic objectives of the internal control model described above is compliance with laws and regulations that affect the Telefónica Group’s activities. In particular, the Group has units exercising specific control over this type of risk, especially through its legal services and in the areas of corporate regulation in the Group companies.

Telefónica, S.A.    298

2012 Consolidated Financial Statements

E. General Shareholders’ Meetings

E.1	Indicate the quorum required for constitution of the General Shareholders’ Meeting established in the company’s bylaws. Describe how it differs from the system of minimum quorums established in the LSA.

No

	Quorum % other than that established in article 102 of the LSA for general cases	Quorum % other than that established in article 103 of the LSA for the special cases described in article 103
Quorum required for first call	0	0
Quorum required for second call	0	0

E.2	Indicate and, as applicable, describe any differences between the company’s system of adopting corporate resolutions and the framework set forth in the LSA.

No

E.3	List all shareholders’ rights regarding the General Shareholders’ Meetings other than those established under the LSA.

Telefónica grants all shareholders the rights related to the General Shareholders’ Meetings set out in the LSA.

Likewise, with a view to encouraging shareholders’ participation in the GSM, pursuant to Article 11 of the Regulations for the General Shareholders’ Meeting of Telefónica, S.A., shareholders may at all times and after providing evidence of their status as such, make suggestions through the Shareholder Service [Servicio de Atención al Accionista] regarding the organization and operation of the General Shareholders’ Meeting and the powers of the shareholders thereat.

E.4	Indicate the measures, if any, adopted to encourage shareholder participation at General Shareholders’ Meetings.

The primary goal of the Regulations of the General Shareholders’ Meeting of Telefónica, S.A. is to offer the shareholder a framework that guarantees and facilitates the exercise of their rights in their relationship with the governing body of the Company. Particular emphasis is placed on the shareholders’ right to receive information and to participate in the deliberations and voting, by ensuring the widest possible dissemination of the call to meeting and of the proposed resolutions that are submitted to the shareholders at the General Shareholders’ Meeting. In addition to the measures required by the applicable law in effect, the following are specific measures envisaged in the Regulation of the General Shareholders’ Meeting with a view to facilitating shareholders’ attendance and participation in the Meeting:

Telefónica, S.A.    299

2012 Consolidated Financial Statements

WEBSITE

From the date of publication of the notice of the call to the General Shareholders’ Meeting, and in order to facilitate shareholders’ attendance and participation therein, the Company shall include in its website, to the extent available and in addition to the documents and information required by the Law, all materials that the Company deems advisable for such purposes and in particular, but not exclusively, the following:

e)	Meeting notice.

f)	Total number of shares and voting rights on the date of the call, broken down by class of shares, if applicable.

g)	Documents to be presented at the General Shareholders’ Meeting, especially reports of directors, auditors and independent experts.

h)	The text of all proposed resolutions or, where none exist, a report by the governing bodies commenting on each agenda point. On receipt, any proposed resolutions submitted by shareholders, would be included.

i)	Lines of communication between the Company and its shareholders, especially any pertinent explanations to enable shareholders to exercise their rights to information, indicating the postal and electronic email addresses to which shareholders should send any requests.

j)	The means to grant proxy for the General Shareholders’ Meeting and cast votes from a distance, including the procedure to obtain attendance cards or certificates issued by the entities legally authorized to do so.

k)	Information regarding the place where the General Shareholders’ Meeting is to be held, describing, when appropriate, the means of access to the meeting room.

l)	Any other matters of interest for purposes of following the proceedings at the Meeting, such as whether or not simultaneous interpretation services will be provided, the possibility that the General Shareholders’ Meeting be followed by audio-visual means, or information in other languages.

The Company shareholders may obtain all the aforementioned information through the corporate website, or may request that it be sent or delivered to them without charge through the mechanisms established on the website for this purpose.

Suggestions made by the shareholders

As indicated above, without prejudice to the shareholders’ right, in such cases and under such terms as are provided in the Law, to have certain matters included in the Agenda for the Meeting that they request be called, the shareholders may at all times and after providing evidence of their status as such, make suggestions through the Shareholder Service [Servicio de Atención al Accionista] regarding the organization and operation of the General Shareholders’ Meeting and the powers of the shareholders thereat.

Likewise, through the Shareholder Service, shareholders may request all types of information, documentation and clarifications required in relation to the General Shareholders’ Meeting, either through the Company website or by calling the toll-free line.

Electronic shareholders’ forum

On occasion of the call to meeting and until each General Shareholders’ Meeting is held, the Company shall place into operation on its website (www.telefonica.com) an Electronic Shareholders’ Forum, which shall be accessible, with appropriate safeguards, by both individual shareholders and by any voluntary associations they may create as provided by law, in order to facilitate their communication prior to a General Shareholders’ Meeting being held. Proposed resolutions sought to be presented as a supplement to the agenda notified in the call to meeting may be published in the Forum, together with requests for adherence to such proposals, initiatives to reach the percentage sufficient to exercise a minority right provided by Law as well as proxy offers or solicitations.

Telefónica, S.A.    300

2012 Consolidated Financial Statements

Proxy granting and representation

The Chairman of the General Shareholders’ Meeting, or the Secretary for the Meeting acting under a delegation of powers, shall resolve all questions arising in connection with the validity and effectiveness of the documents setting forth the right of any shareholder to attend the General Shareholders’ Meeting, whether individually or by grouping shares with other shareholders, as well as the granting of a proxy or of powers of representation to another person, and shall ensure that only such documents as fail to meet the minimum essential requirements are considered invalid or ineffective and provided that the defects therein have not been cured.

At the General Shareholders ‘Meeting held on May 14, 2012, the Board of Directors, pursuant to articles 17 and 20bis of the By-Laws and articles 13 and 20bis of the Regulations for the General Shareholders ‘Meeting of Telefónica, S.A., agreed to enable procedures for distance representation and voting rights.

E.5	Indicate whether the General Shareholders’ Meetings is presided by the Chairman of the Board of Directors. List measures, if any, adopted to guarantee the independence and correct operation of the General Shareholders’ Meeting.

Yes

Details of measures

The General Shareholders’ Meeting of Telefónica, S.A. has established its principles of organization and operation in a set of Regulations, approved by the General Shareholders’ Meeting, and the Chairman must always act in line with the principles, criteria and guidelines set out therein.

In addition to establishing the principles of organization and operation of the General Shareholders’ Meeting, gathering and organizing the different aspects of calling, organizing and holding the General Shareholders’ Meeting in a single text, the document provides mechanisms to:

•     Facilitate shareholders’ exercise of their relevant rights, with particular attention to the shareholders’ right to information and to participate in the deliberations and voting.

•     Ensure the utmost transparency and efficiency in the establishment of the shareholders’ will and in decision-making at the Meeting, ensuring the widest possible dissemination of the call to meeting and of the proposed resolutions.

Furthermore, in accordance with the Regulations of the Board of Directors, the conduct of the Chairman of the Board must always be in accordance with the decisions and criteria established by the shareholders at the General Shareholders’ Meeting (in addition to the Board of Directors and the Board Committees).

E.6	Indicate the amendments, if any, made to the General Shareholders’ Meeting regulations during the year.

At the General Shareholders’ Meeting held on May 14, 2012, shareholders approved a partial amendment of the Regulations of the General Shareholders’ Meeting primarily to make technical improvements to the wording thereof and to adjust them to the amendments introduced in the revised text of the Corporate Enterprises Act approved by royal legislative decree 1/2010, of July 2, Law 25/2011, of August 1, partially reforming the Corporate Enterprises Act, and the incorporation of Directive 2007/36/EC of the European Parliament and Council of July 11 on the exercise of certain rights of shareholders in listed companies.

This reform of the Regulations of the General Shareholders’ Meeting was also complemented with the reform of the Company Bylaws which was also approved by the General Shareholders’ Meeting of 14 May 2012, responding additionally to the need to ensure the internal consistency of the regulations and corporate governance of Telefónica, S.A.

The specific amendments introduced to the Regulations of the General Shareholders’ Meeting were:

•	Article 3.- Pursuant to the wording of the new Article 18 bis of the Company’s Bylaws, the name of the Company’s corporate website is deleted so that any change to this corporate website does not necessarily imply having to amend the article.

Telefónica, S.A.    301

2012 Consolidated Financial Statements

•	Article 7.- In order to (i) grant the Board of Directors sole powers to call the General Shareholders’ Meeting, as a technical improvement; and (ii) adapt this article to the new wording of Article 168 of the Corporate Enterprises Act laid down in Law 25/2011, pursuant to the amendment to Article 15.3 of the Bylaws, this article is amended to establish the period during which the General Shareholders’ Meeting should be held whenever it is so requested by the holders of at least five per cent of the share capital.

•	Article 8.- In accordance with the amendment to Article 16 of the Bylaws, this article is amended to bring it into line with the new wording of Articles 516 and 519 of the Corporate Enterprises Act enacted by Law 25/2011 in relation to the call to the General Shareholders’ Meeting, and the right of shareholders representing at least five per cent of the share capital to submit proposals for resolutions and new items on the agenda of the Ordinary General Shareholders’ Meeting.

•	Article 9.- In order to incorporate the amendments to Article 518 of the Corporate Enterprises Act enacted by Law 25/2011 regarding information that the Company shall publish continuously on its website prior to the General Shareholders’ Meeting.

•	Article 10.- In line with the amendment to Article 18 of the Bylaws, this article is amended to bring it into line with the wording of Article 520 of the Corporate Enterprises Act, subsequent to being amended by Law 25/2011, which (i) expands on the content of shareholders’ information rights to include the content of the auditor’s report, and gives them the powers to ask questions regarding information accessible to the public that the Company has provided to the National Securities Market Commission since the holding of the immediately prior General Shareholders’ Meeting; and (ii) facilitate the smooth running of the General Shareholders’ Meeting by providing information in question-and-answer format.

•	Article 11.- Pursuant to the wording of the new Article 18 bis of the Company’s Bylaws, the name of the Company’s corporate website is deleted so that any change to this corporate website does not necessarily imply having to amend the article.

•	Article 13.- This article is amended to update reference to the former Article 514 of the Corporate Enterprises Act, currently Article 526, and to develop and clarify representation at the General Shareholders’ Meeting, especially in those circumstances where the proxy is affected by any of the conflicts of interest contemplated in the Corporate Enterprises Act.

•	Article 27.- This article is amended to bring it into line with the wording of Article 525 of the Corporate Enterprises Act, which subsequent to the amendments laid down in Law 25/2011 stipulates that the resolutions approved at the General Shareholders’ Meeting and the result of the votes shall be published within five days following the close of the Meeting.

E.7	Indicate the attendance figures for the General Shareholders’ Meetings held during the year.

	Attendance data
Date of general meeting			% remote voting
	% attending in person	% by proxy	Electronic means	Other	Total
14/05/2012	16.240	38.040	0.000	0.000	54.280

E.8	Briefly indicate the resolutions adopted at the General Shareholders’ Meetings held during the year and the percentage of votes with which each resolution was adopted.

Telefónica, S.A.    302

2012 Consolidated Financial Statements

GENERAL SHAREHOLDERS’ MEETING – MAY 14, 2012

Items on agenda	Summary of proposal	Votes in favor	Votes against	Abstentions	Result of the vote
I	Approval of the Annual Accounts for Fiscal Year 2011.	2,211,561,004 (89.28%)	15,034,488 (0.61%)	250,541,455 (10.11%)	Approved
II.1	Re-Election of the director Mr. César Alierta Izuel.	1,871,251,071 (75.54%)	327,847,806 (13.23%)	278,038,070 (11.22%)	Approved
II.2	Re-Election of the director Mr. José María Álvarez-Pallete López.	1,813,177,017 (73.20%)	350,173,598 (14.14%)	313,786,332 (12.67%)	Approved
II.3	Re-Election of the director Mr. Gonzalo Hinojosa Fernández de Angulo.	1,822,654,379 (73.58%)	318,538,838 (12.86%)	335,943,730 (13.56%)	Approved
II.4	Re-Election of the director Mr. Pablo Isla Álvarez de Tejera.	1,796,342,903 (72.52%)	338,726,659 (13.67%)	342,067,385 (13.81%)	Approved
II.5	Ratification of the director Mr. Ignacio Moreno Martínez	1,785,622,936 (72.08%)	376,675,310 (15.21%)	314,838,701 (12.71%)	Approved
III	Re-election of the Auditor for 2012.	2,211,642,913 (89.28%)	13,597,797 (0.55%)	251,896,237 (10.17%)	Approved
IV	Amendment of Articles, 15, 16, 18, 27, 34 and 35 of the Bylaws and addition of a new Article 18 bis.	2,224,189,264 (89.79%)	2,515,369 (0.10%)	250,432,314 (10.11%)	Approved
V	Amendment of Articles 3, 7, 8, 9, 10, 11, 13 and 27 of the Regulations for the General Shareholders’ Meeting.	2,224,313,257 (89.79%)	2,418,545 (0.10%)	250,405,145 (10.11%)	Approved
VI.1	Distribution of a dividend to be charged to unrestricted reserves.	2,214,180,049 (89.38%)	13,766,150 (0.56%)	249,190,748 (10.06%)	Approved
VI.2	Shareholder compensation by means of a scrip dividend.	2,202,515,877 (88.91%)	24,808,525 (1.00%)	249,812,545 (10.08%)	Approved
VII	Reduction of the share capital through the cancellation of treasury shares.	2,224,566,845 (89.80%)	2,967,157 (0.12%)	249,602,945 (10.08%)	Approved
VIII	Approval of the corporate website	2,227,159,258 (89.91%)	685,161 (0.03%)	249,292,528 (10.06%)	Approved
IX	Delegation of powers to formalize, interpret, correct and implement the resolutions adopted by the General Shareholders’ Meeting.	2,226,593,452 (89.89%)	1,199,713 (0.05%)	249,343,782 (10.07%)	Approved
X	Consultative vote on the Report on Director Compensation Policy	1,500,696,825 (60.58%)	617,036,246 (24.91%)	359,403,876 (14.51%)	Approved

E.9	Indicate whether the bylaws impose any minimum requirement on the number of shares required to attend the General Shareholders’ Meetings.

Yes

Number of shares required to attend the General Shareholders’ Meetings
300

E.10	Indicate and explain the policies pursued by the company with reference to proxy voting at the General Shareholders’ Meeting.

As indicated above, with a view to facilitating shareholders’ attendance and participation in the General Shareholders’ Meetings, the Company has established the following policies in keeping with the legislation in effect:

Voting by proxy at the General Shareholders’ Meeting

•	Every shareholder having the right to attend the General Shareholders’ Meeting may be represented thereat by another person, even if not a shareholder. The proxy must be granted specifically for each Meeting, either by using the proxy-granting form printed on the attendance card or in any other manner permitted by the Law.

•	Shareholders that do not hold the minimum number of shares required to attend the Meeting (300 shares) may at all times grant a proxy in respect thereof to a shareholder having the right to attend the Meeting, as well as group together with other shareholders in the same situation until reaching the required number of shares, following which a proxy must be granted to one of such shareholders.

Voting instructions

•	The documents setting forth the proxies or powers of attorney for the General Shareholders’ Meeting shall contain instructions regarding the direction of the vote. Unless otherwise expressly indicated by the shareholder granting the proxy, it shall be understood that the shareholder gives specific instructions to vote in favor of the proposed resolutions put forward by the Board of Directors regarding the matters on the agenda.

•	If there are no voting instructions because the shareholders acting at the General Shareholders’ Meeting are to decide matters that are not included in the agenda and are thus unknown on the date that the proxy is granted but which may be submitted to a vote at the Meeting, the proxy-holder shall vote in such direction as he deems most appropriate, taking into account the interest of the Company and that of the shareholder granting the proxy. The same rule shall apply when the relevant proposal or proposals submitted to the shareholders at the Meeting have not been made by the Board of Directors.

Telefónica, S.A.    303

2012 Consolidated Financial Statements

Proxies

•	If the document setting forth the proxy or power of attorney does not state the specific person or persons to whom the shareholder grants the proxy, such proxy shall be deemed granted in favor of any of the following: the Chairman of the Board of Directors of the Company, or the person that stands in for him as Chairman of the General Shareholders’ Meeting, or such person as is appointed by the Board of Directors, with notice of such appointment being given in advance in the official notice of the call to meeting. If the Chairman of the Board of Directors of the Company, or the person acting in his stead, or the person appointed by the Board of Directors, as applicable, is affected by any of the conflicts of interest contemplated in the Corporate Enterprises Act and the document setting forth the proxy does not contain any specific instructions, the proxy shall be deemed granted to the Secretary for the General Shareholders’ Meeting.

Finally, to facilitate the maximum participation by shareholders, the Chairman of the General Shareholders’ Meeting, or the Secretary for the Meeting acting under a delegation of powers, shall resolve all questions arising in connection with the validity and effectiveness of the documents setting forth the right of any shareholder to attend the General Shareholders’ Meeting, as well as the granting of a proxy or of powers of representation to another person, and shall ensure that only such documents as fail to meet the minimum essential requirements are considered invalid or ineffective and provided that the defects therein have not been rectified.

E.11	Indicate whether the company is aware of the policy of institutional investors on whether or not to participate in the company’s decision-making processes.

No

E.12	Indicate the address and mode of accessing corporate governance content on your company’s website.

Telefónica complies with the applicable legislation and best practices in terms of the content of the website concerning Corporate Governance. In this respect, it fulfills both the technical requirements for access and for content for the Company website, through direct access from the homepage of Telefónica, S.A. (www.telefonica.com) in the section “Shareholders and Investors” (http://www.telefonica.com/accionistasinversores/), which includes not only all of the information that is legally required, but also information that the Company considers to be of interest.

All the available information included on the Company website, except for certain specific documents, is available in two languages: Spanish and English.

Telefónica, S.A.    304

2012 Consolidated Financial Statements

F. Degree of compliance with corporate governance recommendations

Indicate the degree of the company’s compliance with Corporate Governance recommendations.

Should the company not comply with any of them, explain the recommendations, standards, practices or criteria the company applies.

F.1	The bylaws of listed companies should not place an upper limit on the votes that can be cast by a single shareholder, or impose other obstacles to the takeover of the company by means of share purchases on the market.

See sections
A.9, B.1.22, B.1.23, E.1 and E.2.

Explain

According to Article 21 of the Company’s Bylaws, no shareholder can exercise votes in respect of more than 10 per cent of the total shares with voting rights outstanding at any time, irrespective of the number of shares they may own This restriction on the maximum number of votes that each shareholder can cast refers solely to shares owned by the shareholder concerned and cast on their own behalf. It does not include additional votes cast on behalf of other shareholders who may have appointed them as proxy, who are themselves likewise restricted by the 10 per cent voting ceiling.

The limitation established in the preceding paragraphs shall also apply to the maximum number of votes that may be collectively or individually cast by two or more shareholder companies belonging to the same group of entities, as well as to the maximum number of votes that may be cast by an individual or corporate shareholder and the entity or entities that are shareholders themselves and which are directly or indirectly controlled by such individual or corporate shareholder.

In addition, Article 25 of the Bylaws stipulates that no person may be appointed as Director unless they have held, for more than three years prior to their appointment, a number of shares of the Company representing a nominal value of at least 3,000 euros, which shares the Director may not transfer while in office. These requirements shall not apply to those persons who, at the time of their appointment, are related to the Company under an employment or professional relationship, or when the Board of Directors resolves to waive such requirements with the favorable vote of at least 85 percent of its members.

Article 26 of the Bylaws establishes that, in order for a Director to be appointed Chairman, Vice Chairman, Chief Executive Officer or member of the Executive Commission, it shall be necessary for such Director to have served on the Board for at least the three years immediately prior to any such appointment. However, such length of service shall not be required if the appointment is made with the favorable vote of at least 85 percent of the members of the Board of Directors.

The Company Bylaws (article 21) restrict the number of shares that may be cast by a single shareholder or by shareholders belonging to the same group in order to achieve a suitable balance and protect the position of minority shareholders, thus avoiding a potential concentration of votes among a reduced number of shareholders, which could impact on the guiding principle that the General Shareholders’ Meeting must act in the interest of all the shareholders. Telefónica believes guarantees that any takeover shall require, in the interest of all shareholders, an offer for one hundred percent of the capital, because, naturally, and as taught by experience, potential offerors may make their offer conditional upon the removal of the defense mechanism.

In relation to the above and in accordance with the provisions of article 527 of the Corporate Enterprises Act, any clauses in the bylaws of listed corporations that directly or indirectly restrict the number of shares that may be cast by a single shareholder by shareholders belonging to the same group or by any parties acting together with the aforementioned, will rendered null and void when, subsequent to a takeover bid, the buyer has a stake equal to or over 70% of share capital which confers voting rights, unless the buyer was not subject to neutralization measures to prevent a takeover bid or had not adapted these measures accordingly.

Telefónica, S.A.    305

2012 Consolidated Financial Statements

In addition, the special requirements for appointment as Director (Article 25 of the Bylaws) or as Chairman, Vice Chairman, Chief Executive Officer or member of the Executive Commission (Article 26 of the Bylaws) are justified by the desire that access to the management decision-making body and to the most significant positions thereon is reserved to persons who have demonstrated their commitment to the Company and who, in addition, have adequate experience as members of the Board, such that continuity of the management model adopted by the Telefónica Group may be assured in the interest of all of its shareholders and stakeholders. In any event, these special requirements may be waived by broad consensus among the members of the Board of Directors, namely, with the favorable vote of at least 85 percent of its members, as provided by the aforementioned articles of the Bylaws.

F.2	When a dominant and a subsidiary company are stock market listed, the two should provide detailed disclosure on:

a)	The type of activity they engage in, and any business dealings between them, as well as between the subsidiary and other group companies;

b)	The mechanisms in place to resolve possible conflicts of interest.

See sections
C.4 and C.7

Not applicable

F.3	Even when not expressly required under company law, any decisions involving a fundamental corporate change should be submitted to the General Shareholders’ Meeting for approval or ratification. In particular:

a)	The transformation of listed companies into holding companies through the process of subsidiarization, i.e. reallocating core activities to subsidiaries that were previously carried out by the originating firm, even though the latter retains full control of the former;

b)	Any acquisition or disposal of key operating assets that would effectively alter the company’s corporate purpose;

c)	Operations that effectively add up to the company’s liquidation.

Telefónica, S.A.    306

2012 Consolidated Financial Statements

Complies

F.4	Detailed proposals of the resolutions to be adopted at the General Shareholders’ Meeting, including the information stated in Recommendation 28, should be made available at the same time as the publication of the Meeting notice.

Complies

F.5	Separate votes should be taken at the General Meeting on materially separate items, so shareholders can express their preferences in each case. This rule shall apply in particular to:

a)	The appointment or ratification of directors, with separate voting on each candidate;

b)	Amendments to the bylaws, with votes taken on all articles or group of articles that are materially different.

See section
E.8

Complies

F.6.	Companies should allow split votes, so financial intermediaries acting as nominees on behalf of different clients can issue their votes according to instructions.

See section
E.4

Complies

F.7.	The Board of Directors should perform its duties with unity of purpose and independent judgment, according all shareholders the same treatment. It should be guided at all times by the company’s best interest and, as such, strive to maximize its value over time.

It should likewise ensure that the company abides by the laws and regulations in its dealings with stakeholders; fulfils its obligations and contracts in good faith; respects the customs and good practices of the sectors and territories where it does business; and upholds any additional social responsibility principles it has subscribed to voluntarily.

Telefónica, S.A.    307

2012 Consolidated Financial Statements

Complies

F.8	The board should see the core components of its mission as to approve the company’s strategy and authorize the organizational resources to carry it forward, and to ensure that management meets the objectives set while pursuing the company’s interests and corporate purpose. As such, the board in full should reserve the right to approve:

a)	The company’s general policies and strategies, and, in particular:

i.	The strategic or business plan, management targets and annual budgets;

ii.	Investment and financing policy;

iii.	Design of the structure of the corporate group;

iv.	Corporate governance policy;

v.	Corporate social responsibility policy;

vi.	Remuneration and evaluation of senior officers;

vii.	Risk control and management, and the periodic monitoring of internal information and control systems.

viii.	Dividend policy, as well as the policies and limits applying to treasury stock.

See sections
B.1.10, B.1.13, B.1.14 and D.3

b)	The following decisions:

i.	On the proposal of the company’s chief executive, the appointment and removal of senior officers, and their compensation clauses.

See section
B.1.14

ii.	Directors’ remuneration, and, in the case of executive directors, the additional consideration for their management duties and other contract conditions.

See section
B.1.14

iii.	The financial information that all listed companies must periodically disclose.

iv.	Investments or operations considered strategic by virtue of their amount or special characteristics, unless their approval corresponds to the General Shareholders’ Meeting;

v.	The creation or acquisition of shares in special purpose vehicles or entities resident in countries or territories considered tax havens, and any other transactions or operations of a comparable nature whose complexity might impair the transparency of the group.

c)	Transactions which the company conducts with directors, significant shareholders, shareholders with board representation or other persons related thereto (“related-party transactions”).

However, board authorization need not be required for related-party transactions that simultaneously meet the following three conditions:

1.	They are governed by standard form contracts applied on an across-the-board basis to a large number of clients;

2.	They go through at market prices, generally set by the person supplying the goods or services;

3.	Their amount is no more than 1% of the company’s annual revenues.

Telefónica, S.A.    308

2012 Consolidated Financial Statements

It is advisable that related-party transactions should only be approved on the basis of a favorable report from the Audit Committee or some other committee handling the same function; and that the directors involved should neither exercise nor delegate their votes, and should withdraw from the meeting room while the board deliberates and votes.

Ideally the above powers should not be delegated with the exception of those mentioned in b) and c), which may be delegated to the Executive Committee in urgent cases and later ratified by the full board.

See sections
C.1 and C.6

Complies

F.9	In the interests of maximum effectiveness and participation, the Board of Directors should ideally comprise no fewer than five and no more than fifteen members

See section
B.1.1

Explain

The complexity of the Telefónica Group organizational structure, given the considerable number of companies it comprises, the variety of sectors it operates in, its multinational nature, as well as its economic and business relevance, justify the fact that the number of members of the Board is adequate to achieve an efficient and operative operation.

In addition, it is important to bear in mind the Company’s large number of Board committees, which ensures the active participation of all its Directors.

F.10	External directors, proprietary and independent, should occupy an ample majority of board places, while the number of executive directors should be the minimum practical bearing in mind the complexity of the corporate group and the ownership interests they control.

See sections
A.2, A.3, B.1.3 and B.1.14.

Complies

F.11	In the event that some external director can be deemed neither proprietary nor independent, the company should disclose this circumstance and the links that person maintains with the company or its senior officers, or its shareholders.

See section
B.1.3

Complies

F.12	That among external directors, the relation between proprietary members and independents should match the proportion between the capital represented on the board by proprietary directors and the remainder of the company’s capital.

Telefónica, S.A.    309

2012 Consolidated Financial Statements

This proportional criterion can be relaxed so the weight of proprietary directors is greater than would strictly correspond to the total percentage of capital they represent:

1.	In large cap companies where few or no equity stakes attain the legal threshold for significant shareholdings, but where there are shareholders with high absolute value shareholdings.

2.	In companies with a plurality of shareholders represented on the board but not otherwise related.

See sections
B.1.3, A.2 and A.3

Explain

The aforementioned recommendation number 12 refers to the composition of the group of external Directors. As stated in section B.1.3 of this Annual Corporate Governance Report, at 31 December 2012, the group of external Directors of Telefónica, S.A. was composed of 14 members (of a total of 18 Members), of whom five are proprietary Directors, seven are independent and two fall under the “other external Directors” category.

Of the five proprietary directors, two act in representation of Caja de Ahorros y Pensiones de Barcelona (“la Caixa”), which holds 5.596% of the capital stock of Telefónica, S.A., and two act in representation of Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), which holds 5.753% of the capital stock, and one acts in representation of China Unicom (Hong Kong) Limited (China Unicom) which holds 1.37% of the capital stock.

Applying the proportional criteria established in article 243 of the Corporate Enterprises Act (and formerly in article 137 of the Spanish Companies Act, to which Recommendation 12 of the Unified Code refers to), regarding the total number of directors, the stakes held by “la Caixa” and BBVA are sufficient to entitle each entity to appoint a director.

Moreover, it must be taken into account that Recommendation 12 stipulates that this strict proportionality criterion can be relaxed so the weight of proprietary directors is greater than would strictly correspond to the total percentage of capital they represent in large cap companies where few or no equity stakes attain the legal threshold for significant shareholdings, despite the considerable sums actually invested.

In this regard, Telefónica is the listed company on Spanish stock exchanges with the third highest stock market capitalization, reaching the figure of 46,375 million euros at 31 December 2012, which means a very high absolute value of the stakes of “la Caixa” and BBVA in Telefónica (that of “la Caixa” is 2,595 million euros, and that of BBVA is 2,668 million euros), which justifies the overrepresentation of these entities on the Board of Directors, rising from one member of the board each (to which they would strictly have the right in accordance with Article 243 of the Spanish Corporations Law) to two members, i.e. permitting the appointment of just one more proprietary director over the strictly legal proportion.

On January 23, 2011, China Unicom, expanding on the existing strategic partnership, signed an extension to their Strategic Partnership Agreement with Telefónica, S.A., in which both companies agreed to strengthen and deepen their strategic cooperation in certain business areas, and committed to investing the equivalent of 500 million US dollars in ordinary shares of the other party. In recognition of China Unicom’s stake in Telefónica, approval was given at Telefónica’s General Shareholders’ Meeting held on May 18, 2011 for the appointment of a board member named by China Unicom.

F.13	The number of independent directors should represent at least one third of all board members.

See section
B.1.3

Telefónica, S.A.    310

2012 Consolidated Financial Statements

Complies

F.14	The nature of each director should be explained to the General Meeting of Shareholders, which will make or ratify his or her appointment. Such determination should subsequently be confirmed or reviewed in each year’s Annual Corporate Governance Report, after verification by the Nomination Committee. Said Report should also disclose the reasons for the appointment of proprietary directors at the urging of shareholders controlling less than 5% of capital; and explain any rejection of a formal request for a board place from shareholders whose equity stake is equal to or greater than that of others applying successfully for a proprietary directorships.

See sections
B.1.3 and B.1.4

Complies

F.15	When women directors are few or non existent, the board should state the reasons for this situation and the measures taken to correct it; in particular, the Nomination Committee should take steps to ensure that:

a)	The process of filling board vacancies has no implicit bias against women candidates;

b)	The company makes a conscious effort to include women with the target profile among the candidates for board places.

See sections
B.1.2, B.1.27 and B.2.3

Telefónica, S.A.    311

2012 Consolidated Financial Statements

Explain

In fact, the search for women who meet the necessary professional profile is a question of principle and, in this regard, it is clear that Telefónica has taken this concern on board. In this regard, it should be noted that, on January 23, 2008, the Board of Directors unanimously agreed to coopt, at the proposal of the Nominating, Compensation and Corporate Governance Committee, Ms. María Eva Castillo Sanz as an Independent Director of Telefónica. This appointment was ratified by the Ordinary General Shareholders’ Meeting of Telefónica held on April 22, 2008, and she was thus appointed as a Member of the Board of the Company for a term of five years. On September 17, 2012, Ms. Eva Castillo Sanz was appointed as Chairwoman of Telefónica Europe, and therefore changed from being an Independent Director to an Executive Director.

Likewise, on December 19, 2007, the Board of Directors unanimously agreed, following a favorable report from the Nominating, Compensation and Corporate Governance Committee, to appoint Ms. María Luz Medrano Aranguren as the Deputy Secretary General and Secretary of the Board of Directors of Telefónica.

Article 10.3. of the Regulations of the Board of Directors stipulates that the Board of Directors and the Nominating, Compensation and Corporate Governance Committee shall ensure, within the scope of their respective powers, that the candidates chosen are persons of recognized caliber, qualifications and experience, who are willing to devote a sufficient portion of their time to the Company, and shall take extreme care in the selection of the persons to be appointed as Independent Directors.

Therefore, the selection procedure described above is based exclusively on the personal merits of the candidates (“recognized caliber, qualifications and experience”) and their ability to dedicate themselves to the functions of members of the board, so there is no implicit bias capable of impeding the selection of women directors, if, within the potential candidates, there are women candidates who meet the professional profile sought at each moment.

F.16	The Chairman, as the person responsible for the proper operation of the Board of Directors, should ensure that directors are supplied with sufficient information in advance of board meetings, and work to procure a good level of debate and the active involvement of all members, safeguarding their rights to freely express and adopt positions; he or she should organize and coordinate regular evaluations of the board and, where appropriate, the company’s chief executive, along with the chairmen of the relevant board committees.

See section
B.1.42

Complies

F.17	When a company’s Chairman is also its chief executive, an independent director should be empowered to request the calling of board meetings or the inclusion of new business on the agenda; to coordinate and give voice to the concerns of external directors; and to lead the board’s evaluation of the Chairman.

See section
B.1.21

Telefónica, S.A.    312

2012 Consolidated Financial Statements

Partially complies

Although there are no specific powers granted to an independent Director to these effects, the Company considers that this recommendation can be deemed as complied with for the following reasons:

•	In accordance with Article 29 of the Regulations of the Board of Directors, all the Directors of the Company, including all independent Directors, may also request that a meeting of the Board of Directors be called whenever they consider it necessary, or that the items they deem appropriate be included in the Agenda.

•	In addition, in accordance with article 13.3 of said Regulations, the Chairman of the Nominating, Compensation and Corporate Governance Committee –a post that shall always be given to an independent Director (article 22 of the Regulations)- and the Chairman of the Board of Directors shall be responsible for organizing and coordinating a periodic assessment of the Board.

F.18	The Secretary should take care to ensure that the board’s actions:

a)	Adhere to the spirit and letter of laws and their implementing regulations, including those issued by regulatory agencies;

b)	Comply with the company bylaws and the regulations of the General Shareholders’ Meeting, the Board of Directors and others;

c)	Are informed by those good governance recommendations of the Unified Code that the company has subscribed to.

In order to safeguard the independence, impartiality and professionalism of the Secretary, his or her appointment and removal should be proposed by the Nomination Committee and approved by a full board meeting; the relevant appointment and removal procedures being spelled out in the board’s regulations.

See section
B.1.34

Complies

F.19	The board should meet with the necessary frequency to properly perform its functions, in accordance with a calendar and agendas set at the beginning of the year, to which each director may propose the addition of other items.

See section
B.1.29

Complies

F.20	Director absences should be kept to the bare minimum and quantified in the Annual Corporate Governance Report. When directors have no choice but to delegate their vote, they should do so with instructions.

See sections
B.1.28 and B.1.30

Telefónica, S.A.    313

2012 Consolidated Financial Statements

Complies

F.21	When directors or the Secretary express concerns about some proposal or, in the case of directors, about the company’s performance, and such concerns are not resolved at the meeting, the person expressing them can request that they be recorded in the minute book.

Complies

F.22	The board in full should evaluate the following points on a yearly basis:

a)	The quality and efficiency of the board’s operation;

b)	Starting from a report submitted by the Nomination Committee, how well the Chairman and chief executive have carried out their duties;

c)	The performance of its committees on the basis of the reports furnished by the same.

See section
B.1.19

Complies

F.23	All directors should be able to exercise their right to receive any additional information they require on matters within the board’s competence. Unless the bylaws or board regulations indicate otherwise, such requests should be addressed to the Chairman or Secretary.

See section
B.1.42

Complies

F.24	All directors should be entitled to call on the company for the advice and guidance they need to carry out their duties. The company should provide suitable channels for the exercise of this right, extending in special circumstances to external assistance at the company’s expense.

See section
B.1.41

Telefónica, S.A.    314

2012 Consolidated Financial Statements

Complies

F.25	Companies should organize induction programs for new directors to acquaint them rapidly with the workings of the company and its corporate governance rules. Directors should also be offered refresher programs when circumstances so advise.

Complies

F.26	Companies should require their directors to devote sufficient time and effort to perform their duties effectively, and, as such:

a)	Directors should apprise the Nomination Committee of any other professional obligations, in case they might detract from the necessary dedication;

b)	Companies should lay down rules about the number of directorships their board members can hold.

See sections
B.1.8, B.1.9 and B.1.17

Complies

F.27	The proposal for the appointment or renewal of directors which the board submits to the General Shareholders’ Meeting, as well as provisional appointments by the method of co-option, should be approved by the board:

a)	On the proposal of the Nomination Committee, in the case of independent directors.

b)	Subject to a report from the Nomination Committee in all other cases.

See section
B.1.2

Complies

F.28	Companies should post the following director particulars on their websites, and keep them permanently updated:

a)	Professional experience and background;

b)	Directorships held in other companies, listed or otherwise;

c)	An indication of the director’s classification as executive, proprietary or independent; In the case of proprietary directors, stating the shareholder they represent or have links with.

d)	The date of their first and subsequent appointments as a company director; and

e)	Shares held in the company and any options on the same.

Telefónica, S.A.    315

2012 Consolidated Financial Statements

Complies

F.29	Independent directors should not stay on as such for a continued period of more than 12 years.

See section
B.1.2

Complies

F.30	Proprietary directors should resign when the shareholders they represent dispose of their ownership interest in its entirety. If such shareholders reduce their stakes, thereby losing some of their entitlement to proprietary directors, the latter’s number should be reduced accordingly.

See sections
A.2, A.3 and B.1.2

Complies

F.31	The Board of Directors should not propose the removal of independent directors before the expiry of their tenure as mandated by the bylaws, except where just cause is found by the board, based on a proposal from the Nomination Committee. In particular, just cause will be presumed when a director is in breach of his or her fiduciary duties or comes under one of the disqualifying grounds enumerated in section III. 5 (Definitions) of this Code.

The removal of independents may also be proposed when a takeover bid, merger or similar corporate operation produces changes in the company’s capital structure, in order to meet the proportionality criterion set out in Recommendation 12.

See sections
B.1.2, B.1.5 and B.1.26

Complies

F.32	Companies should establish rules obliging directors to inform the board of any circumstance that might harm the organization’s name or reputation, tendering their resignation as the case may be, with particular mention of any criminal charges brought against them and the progress of any subsequent trial.

The moment a director is indicted or tried for any of the crimes stated in article 124 of the Public Limited Companies Act, the board should examine the matter and, in view of the particular circumstances and potential harm to the company’s name and reputation, decide whether or not he or she should be called on to resign. The board should also disclose all such determinations in the Annual Corporate Governance Report.

See sections
B.1.43 and B.1.44

Telefónica, S.A.    316

2012 Consolidated Financial Statements

Complies

F.33	All directors should express clear opposition when they feel a proposal submitted for the board’s approval might damage the corporate interest. In particular, independents and other directors unaffected by the conflict of interest should challenge any decision that could go against the interests of shareholders lacking board representation.

When the board makes material or reiterated decisions about which a director has expressed serious reservations, then he or she must draw the pertinent conclusions. Directors resigning for such causes should set out their reasons in the letter referred to in the next Recommendation.

This terms of this Recommendation should also apply to the Secretary of the board, director or otherwise.

Complies

F.34	Directors who give up their place before their tenure expires, through resignation or otherwise, should state their reasons in a letter to be sent to all members of the board. Irrespective of whether such resignation is filed as a significant event, the motive for the same must be explained in the Annual Corporate Governance Report.

See section
B.1.5

Complies

F.35	The company’s remuneration policy, as approved by its Board of Directors, should specify at least the following points:

a)	The amount of the fixed components, itemised where necessary, of board and board committee attendance fees, with an estimate of the fixed annual payment they give rise to.

b)	Variable components, in particular:

1)	The types of directors they apply to, with an explanation of the relative weight of variable to fixed remuneration items;

2)	Performance evaluation criteria used to calculate entitlement to the award of shares or share options or any performance-related remuneration;

3)	The main parameters and justification for any system of annual bonuses or other, non cash benefits;

4)	An estimate of the sum total of variable payments rising from the remuneration policy proposed, as a function of degree of compliance with pre-set targets or benchmarks.

c)	The main characteristics of pension systems (for example, supplementary pensions, life insurance and similar arrangements), with an estimate of their amount or annual equivalent cost.

d)	The conditions to apply to the contracts of executive directors exercising senior management functions, among them:

1)	Duration;

2)	Notice periods; and

3)	Any other clauses covering hiring bonuses, as well as indemnities or “golden parachutes” in the event of early termination of the contractual relation between company and executive director.

See section
B.1.15

Telefónica, S.A.    317

2012 Consolidated Financial Statements

Complies

F.36	Remuneration comprising the delivery of shares in the company or other companies in the group, share options or other share-based instruments, payments linked to the company’s performance or membership of pension schemes should be confined to executive directors.

The delivery of shares is excluded from this limitation when directors are obliged to retain them until the end of their tenure.

See sections
A.3 and B.1.3

Complies

F.37	External directors’ remuneration should sufficiently compensate them for the dedication, abilities and responsibilities that the post entails, but should not be so high as to compromise their independence.

Complies

F.38	In the case of remuneration linked to company earnings, deductions should be computed for any qualifications stated in the external auditor’s report.

Not applicable

F.39	In the case of variable awards, remuneration policies should include technical safeguards to ensure they reflect the professional performance of the beneficiaries and not simply the general progress of the markets or the company’s sector, atypical or exceptional transactions or circumstances of this kind.

Complies

F.40	The Board should submit a report on the directors’ remuneration policy to the advisory vote of the General Shareholders’ Meeting, as a separate point on the agenda. This report can be supplied to shareholders separately or in the manner each company sees fit.

The report will focus on the remuneration policy the board has approved for the current year, with reference, as the case may be, to the policy planned for future years. It will address all the points referred to in Recommendation 35, except those potentially entailing the disclosure of commercially sensitive information. It will also identify and explain the most significant changes in remuneration policy with respect to the previous year, with a global summary of how the policy was applied over the period in question.

The role of the Remuneration Committee in designing the policy should be reported to the Meeting, along with the identity of any external advisors engaged.

See section
B.1.16

Telefónica, S.A.    318

2012 Consolidated Financial Statements

Complies

F.41	The notes to the annual accounts should list individual directors’ remuneration in the year, including:

a)	A breakdown of the compensation obtained by each company director, to include where appropriate:

1)	Participation and attendance fees and other fixed directors payments;

2)	Additional compensation for acting as chairman or member of a board committee;

3)	Any payments made under profit-sharing or bonus schemes, and the reason for their accrual;

4)	Contributions on the director’s behalf to defined-contribution pension plans, or any increase in the director’s vested rights in the case of contributions to defined-benefit schemes;

5)	Any severance packages agreed or paid;

6)	Any compensation they receive as directors of other companies in the group;

7)	The remuneration executive directors receive in respect of their senior management posts;

8)	Any kind of compensation other than those listed above, of whatever nature and provenance within the group, especially when it may be accounted a related-party transaction or when its omission would detract from a true and fair view of the total remuneration received by the director.

b)	An individual breakdown of deliveries to directors of shares, share options or other share-based instruments, itemised by:

1)	Number of shares or options awarded in the year, and the terms set for their execution;

2)	Number of options exercised in the year, specifying the number of shares involved and the exercise price;

3)	Number of options outstanding at the annual close, specifying their price, date and other exercise conditions;

4)	Any change in the year in the exercise terms of previously awarded options.

c)	Information on the relation in the year between the remuneration obtained by executive directors and the company’s profits, or some other measure of enterprise results.

Complies

F.42	When the company has an Executive Committee, the breakdown of its members by director category should be similar to that of the board itself. The Secretary of the board should also act as secretary to the Executive Committee.

See sections
B.2.1 and B.2.6

Telefónica, S.A.    319

2012 Consolidated Financial Statements

Complies

F.43	The board should be kept fully informed of the business transacted and decisions made by the Executive Committee. To this end, all board members should receive a copy of the Committee’s minutes.

Complies

F.44	In addition to the Audit Committee mandatory under the Securities Market Act, the Board of Directors should form a committee, or two separate committees, of Nomination and Remuneration.

The rules governing the make-up and operation of the Audit Committee and the committee or committees of Nomination and Remuneration should be set forth in the board regulations, and include the following:

a)	The Board of Directors should appoint the members of such committees with regard to the knowledge, aptitudes and experience of its directors and the terms of reference of each committee; discuss their proposals and reports; and be responsible for overseeing and evaluating their work, which should be reported to the first board plenary following each meeting;

b)	These committees should be formed exclusively of external directors and have a minimum of three members. Executive directors or senior officers may also attend meetings, for information purposes, at the Committees’ invitation.

c)	Committees should be chaired by an independent director.

d)	They may engage external advisors, when they feel this is necessary for the discharge of their duties.

e)	Meeting proceedings should be minuted and a copy of the minutes sent to all board members.

See sections
B.2.1 and B.2.3

Complies

F.45	The job of supervising compliance with internal codes of conduct and corporate governance rules should be entrusted to the Audit Committee, the Nomination Committee or, as the case may be, separate Compliance or Corporate Governance committees.

Complies

F.46	All members of the Audit Committee, particularly its chairman, should be appointed with regard to their knowledge and background in accounting, auditing and risk management matters.

Complies

F.47	Listed companies should have an internal audit function, under the supervision of the Audit Committee, to ensure the proper operation of internal reporting and control systems.

Complies

F.48	The head of internal audit should present an annual work program to the Audit Committee, report to it directly on any incidents arising during its implementation, and submit an activities report at the end of each year.

Telefónica, S.A.    320

2012 Consolidated Financial Statements

Complies

F.49	Control and risk management policy should specify at least:

a)	The different types of risk (operational, technological, financial, legal, reputational, …) the company is exposed to, with the inclusion under financial or economic risks of contingent liabilities and other off-balance sheet risks;

b)	The determination of the risk level the company sees as acceptable;

c)	Measures in place to mitigate the impact of risk events should they occur;

d)	The internal reporting and control systems to be used to control and manage the above risks, including contingent liabilities and off-balance sheet risks.

See section
D

Complies

F.50	The Audit Committee’s role should be:

1st. With respect to internal control and reporting systems:

a)	Monitor the preparation and the integrity of the financial information prepared on the company and, where appropriate, the group, checking for compliance with legal provisions, the accurate demarcation of the consolidation perimeter, and the correct application of accounting principles.

b)	Review internal control and risk management systems on a regular basis, so main risks are properly identified, managed and disclosed.

c)	Monitor the independence and efficacy of the internal audit function; propose the selection, appointment, reappointment and removal of the head of internal audit; propose the department’s budget; receive regular report-backs on its activities; and verify that senior management are acting on the findings and recommendations of its reports.

d)	Establish and supervise a mechanism whereby staff can report, confidentially and, if necessary, anonymously, any irregularities they detect in the course of their duties, in particular financial or accounting irregularities, with potentially serious implications for the firm.

2nd. With respect of the external auditor:

a)	Make recommendations to the board for the selection, appointment, reappointment and removal of the external auditor, and the terms of his engagement.

b)	Receive regular information from the external auditor on the progress and findings of the audit programme, and check that senior management are acting on its recommendations.

c)	Monitor the independence of the external auditor, to which end:

i)	The company should notify any change of auditor to the CNMV as a significant event, accompanied by a statement of any disagreements arising with the outgoing auditor and the reasons for the same.

ii)	The Committee should ensure that the company and the auditor adhere to current regulations on the provision of non-audit services, the limits on the concentration of the auditor’s business and, in general, other requirements designed to safeguard auditors’ independence;

iii)	The Audit Committee will investigate the issues giving rise to the resignation of any external auditor.

Telefónica, S.A.    321

2012 Consolidated Financial Statements

d)	In the case of groups, the Committee should urge the group auditor to take on the auditing of all component companies.

See sections
B.1.35, B.2.2, B.2.3 and D.3

Complies

F.51	The Audit Committee should be empowered to meet with any company employee or manager, even ordering their appearance without the presence of another senior officer.

Complies

F.52	The Audit Committee should prepare information on the following points from Recommendation 8 for input to board decision-making:

a)	The financial information that all listed companies must periodically disclose. The Committee should ensure that interim statements are drawn up under the same accounting principles as the annual statements and, to this end, may ask the external auditor to conduct a limited review.

b)	The creation or acquisition of shares in special purpose vehicles or entities resident in countries or territories considered tax havens, and any other transactions or operations of a comparable nature whose complexity might impair the transparency of the group.

c)	Related-party transactions, except where their scrutiny has been entrusted to some other supervision and control committee.

See sections
B.2.2 and B.2.3

Complies

F.53	The Board of Directors should seek to present the annual accounts to the General Shareholders’ Meeting without reservations or qualifications in the audit report. Should such reservations or qualifications exist, both the Chairman of the Audit Committee and the auditors should give a clear account to shareholders of their scope and content.

See section
B.1.38

Telefónica, S.A.    322

2012 Consolidated Financial Statements

Complies

F.54	The majority of Nomination Committee members – or Nomination and Remuneration Committee members as the case may be – should be independent directors.

See section
B.2.1

Complies

F.55.	The Remuneration Committee should have the following functions in addition to those stated in earlier recommendations:

a)	Evaluate the balance of skills, knowledge and experience on the board, define the roles and capabilities required of the candidates to fill each vacancy, and decide the time and dedication necessary for them to properly perform their duties.

b)	Examine or organize, in appropriate form, the succession of the chairman and chief executive, making recommendations to the board so the handover proceeds in a planned and orderly manner.

c)	Report on the senior officer appointments and removals which the chief executive proposes to the board.

d)	Report to the board on the gender diversity issues discussed in Recommendation 14 of this Code.

See section
B.2.3

Complies

F.56.	The Nomination Committee should consult with the company’s Chairman and chief executive, especially on matters relating to executive directors.

Any board member may suggest directorship candidates to the Nomination Committee for its consideration.

Complies

F.57.	The Remuneration Committee should have the following functions in addition to those stated in earlier recommendations:

a)	Make proposals to the Board of Directors regarding:

i)	The remuneration policy for directors and senior officers;

ii)	The individual remuneration and other contractual conditions of executive directors.

iii)	The standard conditions for senior officer employment contracts.

b)	Oversee compliance with the remuneration policy set by the company.

See sections
B.1.14 and B.2.3

Telefónica, S.A.    323

2012 Consolidated Financial Statements

Complies

F.58.	The Remuneration Committee should consult with the Chairman and chief executive, especially on matters relating to executive directors and senior officers.

Complies

Telefónica, S.A.    324

2012 Consolidated Financial Statements

G. Other information of interest

If you consider that there is any material aspect or principle relating to the Corporate Governance practices followed by your company that has not been addressed in this report, specify and explain below.

ALL NOTES ON SECTION G ARE ATTACHED AS APPENDIX A TO THIS CORPORATE GOVERNANCE REPORT.

You may include in this section any other information, clarification or observation related to the above sections of this report, where relevant and not repetitive.

Specifically indicate whether the company is subject to corporate governance legislation from a country other than Spain and, if so, include the compulsory information to be provided when different to that required by this report.

Binding definition of independent director:

List any independent directors who maintain, or have maintained in the past, a relationship with the company, its significant shareholders or managers, when the significance or importance thereof would dictate that the directors in question may not be considered independent pursuant to the definition set forth in section 5 of the Unified Good Governance Code:

No

Date and signature:

This annual corporate governance report was adopted by the company’s Board of Directors at its meeting held on February 27, 2013.

List whether any directors voted against or abstained from voting on the approval of this report.

No

Telefónica, S.A.    325

2012 Consolidated Financial Statements

APPENDIX TO THE TELEFÓNICA, S.A. 2012 ANNUAL CORPORATE GOVERNANCE REPORT

I.- SECTION G OF THE ANNUAL CORPORATE GOVERNANCE REPORT: OTHER INFORMATION OF INTEREST

If you consider that there is any material aspect or principle relating to the Corporate Governance practices followed by your company that has not been addressed in this report, indicate and explain below.

GENERAL CLARIFICATION: It is hereby stated that the details contained in this report refer to the financial year ended on December 31, 2012, except in those issues in which a different date of reference is specifically mentioned.

- Note 1 to Section A.3.

It should be noted that the Company has an Internal Code of Conduct for Securities Markets Issues, among its governing rules setting out, among other issues, the general operating principles for Directors and senior executive officers when carrying out personal trades involving securities issued by Telefónica and financial instruments and contracts whose underlying securities or instruments are issued by the Company.

The general operating principles of this Internal Code of Conduct include transactions subject to notification, action limitations as well as the minimum holding period when acquiring securities in the Company, during which time these may not be transferred, except in the event of extraordinary situations that justify their transfer, subject to authorization by the Regulatory Compliance Committee.

- Note 2 to Section A.3

On January 11, 2013, Mr. César Alierta Izuel notified the CNMV of the transfer of 80,053 Telefónica, S.A. shares held indirectly, and the direct acquisition of 80,053 Telefónica, S.A. shares.
On January 18, 2013, Mr. César Alierta Izuel, Mr. José María Álvarez-Pallete López, and Mr. Santiago Fernández Valbuena notified the CNMV of their acquisition of 9 Telefónica, S.A. shares each.

On February 18 and 19, 2013, Mr. César Alierta Izuel, Mr. José María Álvarez-Pallete López, and Mr. Santiago Fernández Valbuena notified the CNMV of their acquisition of 10 Telefónica, S.A. shares each.

- Note 3 to Section A.3

On September 16, 2011, the Executive Chairman of the Company, Mr. César Alierta Izuel, notified the CNMV of the purchase of 100,000 call options granting the right to acquire 10 million shares of Telefónica, S.A. up to the maturity date on June 20, 2014, with an exercise price of 18 euros.

Likewise, the amounts appearing in Section A.3. of this report under “Number of direct options” (i.e. Mr. César Alierta Izuel, 170,897; Mr. Julio Linares López, 128,173; Mr. José María Álvarez-Pallete López, 77,680; and Mr. Santiago Fernández Valbuena, 77,680) related to the maximum number of shares corresponding to the fifth phase of the “Performance Share Plan” to be delivered (from July 1, 2013) if all the terms established for such delivery are met.

At the General Shareholders’ Meeting of Telefónica, S.A. on May 18, 2011, its shareholders approved the introduction of a long-term incentive plan for managers and senior executives of the Group (including Executive Directors) known as the Performance & Investment Plan (“PIP”). Under this plan, participants who met the qualifying requirements were awarded a certain number of Telefónica, S.A. shares as a form of variable compensation. In addition said General Shareholders’ Meeting approved the maximum number of shares to be awarded to Executive Directors subject to their meeting the Co-Investment requirement established in the Plan and the maximum target TSR established for each phase.

Telefónica, S.A.    326

2012 Consolidated Financial Statements

In accordance with the above, the amounts appearing in Section A.3. of this report under “Number of direct options” and “Equivalent number of shares” (i.e. Mr. César Alierta Izuel, 574,334-897,397; Mr. Julio Linares López, 163,828-255,983; Mr. José María Álvarez-Pallete López, 267,650-418,204; Mr. Santiago Fernández Valbuena, 182,742-285,536; and Ms. Eva Castillo Sanz, 95,864-149,787) relate to the theoretical number of shares assigned and the maximum possible number of shares to be received in the first and second phase if the co-investment requirement established in the Plan and the maximum target TSR established for each phase are met.

- Note 4 to Section B.1.3

On September 17, 2012, Mr. Julio Linares López resigned from his post as the Company’s Chief Operating Officer (CCO) of Telefónica, S.A. and his managerial post in the Telefónica Group and therefore went from being an Executive Director to being classified in the “Other External Directors” category.

On September 17, 2012, Ms. Eva Castillo Sanz was appointed as Chairwoman of Telefónica Europe, and therefore changed from being an Independent Director to an Executive Director.

On December 31, 2012, five years after he stopped performing executive duties in the Telefónica Group (as an employee and director), Mr. Peter Erskine was reclassified from “Other External Directors” to Independent Director.

- Note 5 to Section B.1.10

Although the investment and financing policy is not included literally in article 5.4. of the Regulations of the Board of Directors, in practice said policy is the exclusive competency of the Board of Directors of the Company.

- Note 6 to Section B.1.11

In order to ensure maximum transparency in this matter, and in accordance with the information provided in the Notes to the Financial Statements corresponding to the financial year 2012, below we provide the remuneration and benefits received by the Directors of Telefónica, S.A. in the year 2012.

i) Directors’ compensation

The compensation of Telefónica members of the Board of Directors is governed by Article 28 of the Bylaws, which states that the compensation amount that the Company may pay to all of its Directors as remuneration and attendance fees shall be fixed by the shareholders at the General Shareholders’ Meeting. The Board of Directors shall determine the exact amount to be paid within such limit and the distribution thereof among the directors. This compensation, as laid down in said article of the Bylaws, is compatible with other professional or employment compensation accruing to the Directors by reason of any executive or advisory duties that they perform for the Company, other than the supervision and collective decision-making duties inherent in their capacity as Directors.

Accordingly, the shareholders, at the Annual General Shareholders Meeting held on April 11, 2003, set the maximum gross annual amount to be paid to the Board of Directors at 6 million euros, including a fixed payment and fees for attending meetings of the Board of Director’s Advisory or Control Committees. Total compensation paid to Telefónica’s Directors for discharging their duties in 2012 amounted to 4,001,151 euros in fixed compensation and attendance fees.

The compensation of Telefónica, S.A. directors in their capacity as members of the Board of Directors, the Executive Commission and/or the Advisory and Control Committees consists of a fixed amount payable monthly, and fees for attending the meetings of the Board’s Advisory or Control Committees. Executive Directors other than the Chairman do not receive any amounts for their directorships, but only the corresponding amounts for discharging their executive duties as stipulated in their respective contracts.

Telefónica, S.A.    327

2012 Consolidated Financial Statements

It is hereby stated that the Company’s Board of Directors, at its meeting of July 25, 2012, agreed a 20% reduction of the amounts that the Board members receive for discharging their duties.

The tables below presents the fixed amounts established in 2012 for membership to Telefónica Board of Directors, Executive Commission and Advisory or Control Committees and the attendance fees of the Advisory or Control Committees.

Compensation of members of the Board of Directors and Board Committees

(Amounts expressed in annual terms applicable up to the 20% reduction agreed by the Board of Directors on July 25, 2012).

Figures in euros
Post	Board of Directors	Executive Committee	Advisory or Control Committees (*)
Chairman	300,000	100,000	28,000
Vice Chairman	250,000	100,000	—
Board member:
Executive	—	—	—
Proprietary	150,000	100,000	14,000
Independent	150,000	100,000	14,000
Other external	150,000	100,000	14,000

(*)	In addition, the amounts paid for attendance to each of the Advisory or Control Committee’s meetings was 1,250 euros.

Current compensation of members of the Board of Directors and Board Committees

(Amounts expressed in annual terms applicable from the 20% reduction agreed by the Board of Directors on July 25, 2012 and effective for payments for the period between July 1, and December 31, 2012).

Figures in euros
Post	Board of Directors	Executive Committee	Advisory or Control Committees (*)
Chairman	240,000	80,000	22,400
Vice Chairman	200,000	80,000	—
Board member:
Executive	—	—	—
Proprietary	120,000	80,000	11,200
Independent	120,000	80,000	11,200
Other external	120,000	80,000	11,200

(*)	In addition, the amounts paid for attendance to each of the Advisory or Control Committee’s meetings is 1,000 euros.

Telefónica, S.A.    328

2012 Consolidated Financial Statements

ii) Individual breakdown

The following table presents the individual breakdown by item of the compensation and benefits paid by Telefónica, S.A. to member of the Company’s Board of Directors in 2012:

Euros Director	Wage/compensation[1]	Fixed Payment Board Committees[2]	Attendance fees[3]	Short-term Variable Compensation[4]	Other items[5]	TOTAL 2012
Executive
Mr. César Alierta Izuel	2,500,800	90,000	—	3,493,433	264,899	6,349,132
Mr. José María Álvarez-Pallete López	1,474,284	—	—	1,042,088	93,338	2,609,710
Ms. Eva Castillo Sanz	461,670	29,400	19,000	—	7,684	517,754
Mr. Santiago Fernández Valbuena	—	—	—	—	—	—
Proprietary
Mr. Isidro Fainé Casas	225,000	90,000	—	—	11,500	326,500
Mr. José María Abril Pérez	225,000	115,200	12,750	—	—	352,950
Mr. Antonio Massanell Lavilla	135,000	63,000	26,000	—	11,250	235,250
Mr. Ignacio Moreno Martínez	135,000	—	—	—	—	135,000
Mr. Chang Xiaobing	135,000	—	—	—	—	135,000
Independent
Mr. David Arculus	105,000	19,600	4,500	—	—	129,100
Mr. Carlos Colomer Casellas	135,000	140,400	24,750	—	21,250	321,400
Mr. Peter Erskine	135,000	140,400	33,000	—	3,750	312,150
Mr. Alfonso Ferrari Herrero	135,000	190,800	50,750	—	21,500	398,050
Mr. Luiz Fernando Furlán	135,000	12,600	1,000	—	—	148,600
Mr. Gonzalo Hinojosa Fernández de Angulo	135,000	178,200	45,250	—	22,750	381,200
Mr. Pablo Isla Álvarez de Tejera	135,000	63,000	13,750	—	—	211,750
Mr. Francisco Javier de Paz Mancho	135,000	140,400	12,500	—	10,000	297,900
Other external
Mr. Julio Linares López	1,688,216	—	—	5,966,275	25,159,663	32,814,154
Mr. Fernando de Almansa Moreno-Barreda	135,000	50,400	19,500	—	9,000	213,900

1	Wage: Cash compensation with a predefined payment frequency, accruable or not over time and payable by the Company contractually, irrespective of effective attendance by the Director of Telefónica, S.A. to Telefónica, S.A. Board Meetings. Includes non-variable remuneration accrued, as appropriate, by the Director for discharging any related executive duties.
2	Fixed Payment Board Committees: Amount of items other than attendance to meetings payable to Directors for membership to the Executive Committee or Advisory or Control Committees of Telefónica, S.A., irrespective of effective attendance to meetings of said Committees.
3	Attendance fees: Amounts payable for attendance to meetings of the Advisory or Control Committees of Telefónica, S.A.
4	Short-term variable compensation: Variable amount linked to the performance or achievement of individual or group objectives (quantitative or qualitative) and commensurate with other compensation or any other reference in euros for a period of up to a year. For Mr. Julio Linares López, includes the amount of two annual payments (2011-2012).
5	Other items: Includes, inter alia ,(i) 24,748,696 euros in compensation paid to Mr. Julio Linares López on stepping down from his executive duties; and (ii) other amounts paid for membership of the various Regional Advisory Committees in Spain, and the Telefónica Corporate University Advisory Council.

With respect to the information contained in the preceding table, the following is noted: (i) On December 31, 2012, five years after he stopped performing executive duties in the Telefónica Group (as an employee and director), Mr. Peter Erskine was reclassified from “Other external” to “Independent;” (ii) on September 17, 2012, Mr. Julio Linares López resigned from his post as the Company’s CCO of Telefónica, S.A. and his executive duties in the Telefónica Group and therefore being reclassified from “Executive” Director to “Other external””; (iii) on September 17, 2012, Ms. Eva Castillo Sanz was appointed as Chairwoman of Telefónica Europe, and therefore changed from being an “Independent” director to an “Executive” director, showing in the table the compensation as Chairwoman of Telefónica Europa from October 2012; (iv) on September 17, 2012, Mr. Santiago Fernández Valbuena was appointed Director of the Company as an “Executive” Director, with the compensation paid for his position Chairman of Telefónica Latinoamérica from October 2012 shown in the table “Other amounts received from other Group Companies”. The compensation paid to him as an Executive Director for his position as Chairman of Telefónica Latinoamérica from January to October 2012 is included under “Senior executives’ compensation;” and (v) on September 17, 2012, Mr. David Arculus stepped down as Director of the Company, with amount in the table showing the compensation paid to him until October 2012.

Telefónica, S.A.    329

2012 Consolidated Financial Statements

In addition, to detail the amounts included in the preceding table, the following table presents the specific compensation paid to Directors of Telefónica for membership of the various Advisory or Control Committees in 2012, including both fixed payments and attendance fees:

Figures in euros
Director	Audit and Control	Nomination, Compensation and Corporate Governance	Human Resources, Corporate Reputation and Responsibility	Regulation	Service Quality and Customer Service	International Affairs	Innovation	Strategy	TOTAL 2012
Mr. César Alierta Izuel	—	—	—	—	—	—	—	—	—
Mr. Isidro Fainé Casas	—	—	—	—	—	—	—	—	—
Mr. Julio Linares López	—	—	—	—	—	—	—	—	—
Mr. José María Abril Pérez	—	—	—	—	—	14,850	23,100	—	37,950
Mr. José María Álvarez-Pallete López	—	—	—	—	—	—	—	—	—
Mr. José Fernando de Almansa Moreno-Barreda	—	—	—	17,100	—	28,450	—	24,350	69,900
Mr. David Arculus	—	—	—	13,300	—	10,800	—	—	24,100
Ms. Eva Castillo Sanz	—	—	—	13,300	14,550	—	—	20,550	48,400
Mr. Carlos Colomer Casellas	—	19,850	—	—	17,350	—	37,950	—	75,150
Mr. Peter Erskine	—	23,100	—	—	—	—	23,350	36,950	83,400
Mr. Santiago Fernández Valbuena	—	—	—	—	—	—	—	—	—
Mr. Alfonso Ferrari Herrero	23,100	36,700	17,350	17,100	18,350	14,600	—	24,350	151,550
Mr. Luiz Fernando Furlán	—	—	—	—	—	13,600	—	—	13,600
Mr. Gonzalo Hinojosa Fernández de Angulo	35,700	24,100	17,350	—	17,100	14,850	—	24,350	133,450
Mr. Pablo Isla Álvarez de Tejera	—	21,850	12,600	29,700	12,600	—	—	—	76,750
Mr. Antonio Massanell Lavilla	19,850	—	14,850	—	30,950	—	23,350	—	89,000
Mr. Ignacio Moreno Martínez	—	—	—	—	—	—	—	—	—
Mr. Francisco Javier de Paz Mancho	—	—	29,950	17,100	—	15,850	—	—	62,900
Mr. Chang Xiaobing	—	—	—	—	—	—	—	—	—

TOTAL	78,650	125,600	92,100	107,600	110,900	113,000	107,750	130,550	866,150

On the other hand, the following table presents a breakdown of the amounts received from other Telefónica Group companies other than Telefónica, S.A., by Company’s Directors for discharging executive duties or for membership of the companies’ governing bodies and/or Advisory Boards of such companies:

Euros
Director	Wage/ Compensation[1]	Attendance fees[2]	Short-term variable compensation[4]	Other items[4]	TOTAL
Executive
Ms. Eva Castillo Sanz	48,034	—	—	136,500	184,534
Mr. Santiago Fernández Valbuena	361,143	—	—	48,605	409,748
Independent
Mr. David Arculus	—	—	—	63,565	63,565
Mr. Peter Erskine	—	—	—	84,754	84,754
Mr. Alfonso Ferrari Herrero	100,950	—	—	175,500	276,450
Mr. Luiz Fernando Furlán	105,991	—	—	175,500	281,491
Mr. Gonzalo Hinojosa Fernández de Angulo	17,322	—	—	—	17,322
Mr. Francisco Javier de Paz Mancho	658,688	—	—	175,500	834,188
Other external
Mr. Fernando de Almansa Moreno-Barreda	216,293	—	—	175,500	391,793

Telefónica, S.A.    330

2012 Consolidated Financial Statements

1	Wage: Cash compensation with a predefined payment frequency, whether or not consolidable over time, and payable by Group companies in consideration of the mere fact of employment by them, regardless of the Director’s attendance to Board meetings or analogous of the Telefónica Group entity in question. Also includes non-variable remuneration accrued, as appropriate, by the Director for discharging executive duties.
2	Attendance fees: Amounts payable for attendance to meetings of the Board of Directors or similar bodies of any Telefónica Group company.
3	Short-term variable compensation: Variable amount linked to the performance or achievement of individual or group objectives (quantitative or qualitative) and commensurate with other compensation or any other reference in euros for a period of up to a year.
4	Other items: Includes, inter alia, amounts paid for membership of Regional Advisory Committees.

With respect to employee benefits, the following table presents a breakdown of contributions made in 2012 to both long-term savings schemes (including retirement and any other survival benefit) financed fully or partially by the Company for Telefónica Directors, for discharging executive duties, along with any other compensation in kind received by the Director during the year:

Euros	Contributions to pension plans	Contribution to the Pension Plan for Senior Executives[2]	Compensation in kind[3]
Director
Mr. César Alierta Izuel	8,402	1,014,791	45,917
Mr. Julio Linares López	9,468	474,895	39,141
Mr. José María Álvarez-Pallete López	7,574	414,716	12,765
Ms. Eva Castillo Sanz	8,402	98,443	1,617
Mr. Santiago Fernández Valbuena[1]	—	110,112	6,564

1	The contribution to the Pension Plan was made when Mr. Fernández Valbuena was not classified as an Executive Director and is therefore shown under “Senior Executives Compensation.” The amount was 8,402 euros.
2	Contributions to the Pension Plan for Executives set up in 2006, funded exclusively by the Company to complement the existing Company’s general Pension Plan. It entails defined contributions equivalent to a certain percentage of the Directors’ fixed remuneration in accordance with their professional category within the Telefónica Group’s organization.
3	“Compensation in kind” includes life and other insurance premiums (e.g. general medical and dental insurance).

Regarding share-based payment plans (those exclusively for Executive Directors), there were two long-term variable compensation plans in place in 2012:

(i)	The “Performance Share Plan” (“PSP”) approved at the General Shareholders’ Meeting of June 21, 2006, whose fifth and final phase began in 2010 and which will conclude in July 2013. The shares assigned were as follows: 170,897 shares to Mr. César Alierta Izuel, 128,173 shares to Mr. Julio Linares López, 77,680 shares to Mr. José María Álvarez-Pallete López and 77,680 shares to Mr. Santiago Fernández Valbuena. Delivery of the shares assigned are subject in all cases to meeting the target TSR and the other requirements of the Plan.

Also, it is hereby stated that regarding the fourth phase of this Plan (2009-2012), the general terms for the delivery of shares were not met. Therefore, no shares were delivered to Executive Directors.

(i)	The so-called “Performance & Investment Plan” (“PIP”) approved at the General Shareholders’ Meeting of May 18, 2011 whose first phase began in 2011 and will end in July 2014, and the second phase began in 2012 and will end in July 2015. It is hereby stated that the number of shares assigned and the maximum possible number of shares to be received by the Directors of Telefónica for discharging executive duties in each phase, if the co-investment requirement established in the Plan and the maximum target TSR established for each phase are met, are as follows:

Telefónica, S.A.    331

2012 Consolidated Financial Statements

(First phase / 2011-2014)

Name	Theoretical shares assigned	Maximum number of shares *
Mr. César Alierta Izuel	249,917	390,496
Mr. Julio Linares López	149,950	234,298
Mr. José María Álvarez-Pallete López	79,519	124,249
Mr. Santiago Fernández Valbuena	79,519	124,249

*	Maximum possible number of shares to be received if the co-investment and maximum target TSR are met.

(Second phase / 2012-2015)

Name	Theoretical shares assigned	Maximum number of shares *
Mr. César Alierta Izuel	324,417	506,901
Mr. Julio Linares López (1)	13,878	21,685
Mr. José María Álvarez-Pallete López	188,131	293,955
Ms. Eva Castillo Sanz	95,864	149,787
Mr. Santiago Fernández Valbuena	103,223	161,287

(1)	The number of shares assigned to Mr. Linares was calculated in proportion to time he discharged executive duties as Chief Operating Officer –COO- (from July 1, 2012 to September 17, 2012) during the second phase of the Plan.
*	Maximum possible number of shares to be received if the “co-investment” and maximum target TSR are met.

In addition, to reinforce Telefónica’s status as a global employer, with a common remuneration culture throughout the Company, to encourage all Group employees to take an equity interest, and to motivate employees and boost their loyalty, at the Company’s General Shareholders’ Meeting of June 23, 2009, shareholders approved the introduction of a Telefónica, S.A. share incentive plan, the “Global Employee Share Plan” (“GESP”) for all employees of the Group worldwide (including executives and Executives Directors).

Under this plan, employees that meet the qualifying requirements are offered the possibility of acquiring Telefónica, S.A. shares, for a period of up to 12 months (the acquisition period), with this company assuming the obligation of giving participants a certain number of shares free of charge. The maximum sum each employee can assign to this plan is 1,200 euros, while the minimum is 300 euros. Employees who remain at the Telefónica Group and retain their shares for an additional year after the acquisition period (the consolidation period) will be entitled to receive one free share per share acquired and retained until the end of the consolidation period.

During the first phase of this Plan (2010-2011), Directors participating, as they discharged executive duties in the Group, acquired a total of 604 shares (including free shares received under the general terms and conditions of the Plan).

For the second phase of the Plan (2012-2013), approved at the General Shareholders’ Meeting of May 18, 2011, the Executive Directors that decides to take part contributing the maximum (i.e. 100 euros a month, over 12 months), at the date of finalization of these consolidated financial statements, had acquired, under this Plan, a total of 84 shares, entitling them to receive an equivalent number of free shares provided, inter alia, that they hold the share acquired throughout the consolidation period.

It should be noted that the external Directors do not receive and did not receive in 2012 any compensation in the form of pensions or life insurance, nor do they participate in the share-based payment plans linked to Telefónica’s share price.

Telefónica, S.A.    332

2012 Consolidated Financial Statements

In addition, the Company does not grant and did not grant in 2012 any advances, loans or credits to the Directors, or to its top executives, thus complying with the requirements of the U.S.A. Sarbanes-Oxley Act, which is applicable to Telefónica as a listed company in that market.

- Note 7 to Section B.1.11

Sub-section a). “Others” includes: i) 24,748,696 euros in compensation paid to Mr. Julio Linares López on stepping down from his executive duties; and other considerations received for (ii) medical and dental insurance premiums; (iii) compensation for membership in the Company’s various regional advisory committees, including the Telefónica Corporate University Advisory Council; and (iv) contributions made by the Telefónica Group to the Pension Plan for Senior Executives (Retirement Plan) on behalf of executive directors.

Subsection b). The “Fixed Payment” includes both the amounts of the salaries received from other Telefónica Group companies by the members of the Board of Directors in their capacity as executives, and the amount received by the members of the Board of Directors as fixed allowance for belonging to the Board of Directors of any of the companies of the Group or of its respective Committees.

- Note 8 to Section B.1.11

It is noted that the total amount of the contributions made by the Telefónica Group during 2012 to the Pension Plan for Senior Executives was 2,112,957 euros on behalf of Executive Directors is recorded under the category “Other” in the compensation tables included under points a) and b) of section B.1.11 of the 2012 Annual Corporate Governance Report, as it was done in the Annual Corporate Governance Reports for 2008, 2009, 2010 and 2011.

This is because said Plan is an employee benefit that differs to the general pension plan by which Telefónica remunerates its employees (including executive Directors) which is recorded under the sections on “Pension Funds and Plans” in the aforementioned section B.1.11 of the Annual Corporate Governance Report.

- Note 9 to Section B.1.12

“Total remuneration received by senior management” includes the economic valuation of the compensation received under the “Performance Share Plan”, as well as contributions made by the Telefónica Group in 2012 to the Pension Plan.

This amount also includes, inter alia, 10,893,244 euros corresponding to the amounts received by Mr. Luis Abril Pérez and Mr. Calixto Rios Pérez in termination benefits, as a result of termination of their employment relationship with the Telefónica Group.

In order to ensure maximum transparency in this matter, and in accordance with the information provided in the Notes to the Financial Statements corresponding to the financial year 2012, below we provide the remuneration and benefits received by the Senior Executives of Telefónica, S.A. in the year.

The Executives considered as Senior Executives of the Company in 2012, excluding those that are also members of the Board of Directors, received a total, in 2012, of 24,321,976 euros. It is hereby stated that this amount includes, inter alia, 10,893,244 euros corresponding to the amounts received by Mr. Luis Abril Pérez and Mr. Calixto Rios Pérez in termination benefits, as a result of termination of their employment relationship with the Telefónica Group.

In addition, the contributions by the Telefónica Group in 2012 with respect to the Pension Plan for these Executives amounted to 1,392,798 euros. Contribution to the Pension Plan amounted to 48,730 euros and compensation in kind including life and other insurance premiums (e.g. general medical and dental insurance) to 93,460 euros.

Meanwhile, a total of 297,141 shares corresponding to the fifth phase (2010-2013) of the above mentioned “Performance Share Plan” (“PSP”) were assigned to the Executives considered as Senior Executives of the Company. Also, it is hereby stated that regarding the fourth phase of this Plan (2009-2012), the general terms for the delivery of shares were not met. Therefore, no shares were delivered to the Executives.

Telefónica, S.A.    333

2012 Consolidated Financial Statements

Regarding the “Performance and Investment Plan” (“PIP”) approved at the General Shareholders’ Meeting of May 18, 2011, a total of 422,344 shares were assigned to the Executives considered Senior Executives of the Company in the first phase (2011-2014) and 623,589 shares in the second phase (2012-2015).

Finally, regarding the first phase of the “Global Employee Share Plan” (“GESP”) (2010-2011), Executives participating acquired a total of 872 shares (including free shares received under the general terms and conditions of the Plan).

Regarding the second phase of the Plan (2012-2013), approved at the General Shareholders’ Meeting of May 18, 2011, the Executives taking part and contributing the maximum (i.e. 100 euros a month, over 12 months), at the date of finalization of these consolidated financial statements, had acquired, under this Plan, a total of 110 shares, entitling this Executives to receive an equivalent number of shares free provided, inter alia, that they hold the share acquired throughout the consolidation period established in the Plan.

- Note 10 to Section B.1.21

Although there are no specific powers granted to an independent Director to these effects, the Company considers that this recommendation can be deemed as complied with for the following reasons:

• In accordance with Article 29 of the Regulations of the Board of Directors, all the Directors of the Company, including all independent Directors, may request that a meeting of the Board of Directors be called whenever they consider it necessary, or that the items they deem appropriate be included in the Agenda.

• Furthermore, in accordance with Article 13.3 of said Regulations, the Chairman of the Board of Directors, together with the Chairman of the Nominating, Compensation and Corporate Governance Committee – who shall in all events be an independent Director (Article 22 of the Regulations)- shall be responsible for organizing and coordinating a periodic assessment of the Board.

- Note 11 to Section B.1.29

In 2012, the other Board Committees held the following meetings:

•	Human Resources and Corporate Reputation and Responsibility Committee: 4

•	Regulation Committee: 4

•	Service Quality and Customer Service Committee: 4

•	International Affairs Committee: 4

•	Innovation Committee: 11

•	Strategy Committee: 10

- Note 12 to Section B.1.31

In accordance with the US securities market regulations, the information contained in the Annual Report on form 20-F (which includes the consolidated Annual Financial Statements of the Telefónica Group), filed with the Securities and Exchange Commission, is certified by the Executive Chairman of the Company and by the Chief Financial Officer – CFO— and Director of Corporate Development. This certification is made after the Financial Statements have been finalized by the Board of Directors of the Company.

Telefónica, S.A.    334

2012 Consolidated Financial Statements

- Note 13 to Section B.1.39

Financial year 1983 was the first audited by an external auditor. Prior to that, the financial statement were revised by chartered accountants (‘censores de cuentas’). Therefore, 1983 is the base year taken for calculating the percentage in the case of audits of the Individual Annual Accounts of Telefónica, S.A. and 1991 is the date taken for the calculation of the percentage in the case of the Consolidated Annual Accounts, as 1991 was the first year in which the Telefónica Group prepared Consolidated Annual Accounts.

- Note 14 to Section B.1.40

The equity holding of the Director Mr. Isidro Fainé Casas in Telecom Italia, S.p.A., is of the total amount of shares of this company.

The director Ms. Eva Castillo Sanz directly holds 10,000 shares in the Group company, Telefónica Deutschland Holding, A.G. (0.001% of its share capital), in which she holds the post of Chairwoman of the Supervisory Board.

Telefónica, S.A.    335

2012 Consolidated Financial Statements

- Note 15 to Section C.2.]

The transactions included under “Commitments Undertaken” in amounts of 5,718 and 12,905,663 euros with Banco Bilbao Vizcaya Argentaria, S.A. and 53 and 2,661,335 euros with Caja de Ahorros y Pensiones de Barcelona, “la Caixa”, entail transactions with derivatives.

You may include in this section any other information, clarification or observation related to the above sections of this report.

Specifically indicate whether the company is subject to corporate governance legislation from a country other than Spain and, if so, include the compulsory information to be provided when different to that required by this report.

II. ADDITIONAL DISCLOSURES REQUIRED UNDER ARTICLE 61 BIS OF THE SPANISH SECURITIES MARKET LAW

Disclosure requirements under Article 61 bis of the Spanish Securities Market Law are as follows:

Securities that are admitted to trading on a regulated market in a Member State, where appropriate with an indication of the different classes of shares and, for each class, the rights and obligations attaching to it.

Not applicable.

Any restrictions on the transfer of securities and any restrictions on voting rights.

Nothing in the Company By-Laws imposes any restriction or limitation on the free transfer of Telefónica shares.

According to Article 21 of the Company’s Bylaws, no shareholder can exercise votes in respect of more than 10 per cent of the total shares with voting rights outstanding at any time, irrespective of the number of shares they may own. This restriction on the maximum number of votes that each shareholder can cast refers solely to shares owned by the shareholder concerned and cast on their own behalf. It does not include additional votes cast on behalf of other shareholders who may have appointed them as proxy, who are themselves likewise restricted by the 10 per cent voting ceiling.

The 10 per cent limit described above also applies to the number of votes that can be cast either jointly or separately by two or more legal entity shareholders belonging to the same corporate group and to the number of votes that may be cast altogether by an individual or legal entity shareholder and any entity or entities that they directly or indirectly control and which are also shareholders.

In relation to the above and in accordance with the provisions of article 527 of the Corporate Enterprises Act, any clauses in the bylaws of listed corporations that directly or indirectly restrict the number of shares that may be cast by a single shareholder, the companies belonging to the same group or by any parties acting together with the aforementioned, will rendered null and void when, subsequent to a takeover bid, the buyer has a stake equal to or over 70% of share capital which confers voting rights, unless the buyer was not subject to neutralization measures to prevent a takeover bid or had not adapted these measures accordingly.

Telefónica, S.A.    336

2012 Consolidated Financial Statements

Rules governing the amendment of the article of association.

The procedure for amending the Bylaws is regulated by sections 285 et seq. of the consolidated text of the Corporate Enterprises Act, according to which changes in the Company’s By-Laws must be decided by the Shareholders’ Meeting with the majorities stipulated in sections 194 and 201 of the abovementioned Act. Also, the directors shall draft and put at the disposal of the shareholders, the requested report with the wording of the proposed amendment in full justifying the proposal. Article 14 of the By-Laws and article 5 of the Regulations for the General Shareholders’ Meeting expressly include, among the powers of shareholders acting at a General Shareholders’ Meeting, that of amending the By-Laws.

Article 21 of the Regulations for the General Shareholders’ Meeting regulates the voting procedure for the proposals, stating that, in the case of amendments to the By-Laws, when a single item on the agenda includes different matters, such matters shall be separately submitted to a vote.

Significant agreements to which the company is a party and which take effect, alter or terminate upon a change of control of the company following a takeover bid and the effects thereof.

The Company has no significant agreements outstanding that would take effect, alter or terminate in the event of a change of control following a Takeover Bid.

Agreements between the Company and its board members and executives or employees providing for compensation if they are made redundant without valid reason following a takeover bid.

In general, the contracts of Executive Directors and some managers of the executive team include a clause giving them the right to receive the economic compensation indicated below in the event that their employment relationship is ended for reasons attributable to the Company and/or due to objective reasons such as a change of control in the Company. However, if the employment relationship is terminated for a breach attributable to the executive director or executive, he/she will not be entitled to any compensation whatsoever. That notwithstanding, in certain cases the severance benefit to be received by the Executive Director or Executive, according to their contract, does not meet these general criteria, but rather are based on other circumstances of a personal or professional nature or on the time when the contract was signed. The agreed economic compensation for the termination of the employment relationship, where applicable, consists of a maximum of three times annual salary plus another year based on length of service at the Company. The annual salary on which the indemnity is based is the last fixed salary and the arithmetical mean of the sum of the last two payments received by contract.

Meanwhile, contracts that tie employees to the Company under a common employment relationship do not include indemnity clauses for the termination of their employment. In these cases, the employee is entitled to any indemnity set forth in prevailing labor legislation. This notwithstanding, contracts of some Company employees, depending on their level and seniority, as well as their personal or professional circumstances or when they signed their contracts, establish their right to receive compensation in the same cases as in the preceding paragraph, generally consisting of a year and a half of salary. The annual salary on which the indemnity is based is the last fixed salary and the average amount of the last two variable payments received by contract.

A description of the main characteristics of the internal control and risk management systems with regard to statutory financial reporting.

A. The entity’s control environment

A.1

The Board of Telefónica, S.A. (hereinafter Telefónica) assumes the ultimate responsibility of ensuring that an adequate and effective internal control over financial reporting system (ICFRS) exists and is updated.

Pursuant to Law and the Company’s By-laws, the Board of Directors is the Company’s most senior governing body and representative, and is therefore authorized within the corporate purpose laid down in the By-laws, to perform all acts and legal transactions of administration and disposal, by any legal title, except those reserved by Law or the Company’s By-laws for the shareholders in a General Meeting.

Without prejudice to the aforementioned, the Board of Directors basically consists of a supervisory and control body, while the executive bodies and management team are responsible for the day-to-day management of the Company’s businesses.

Telefónica, S.A.    337

2012 Consolidated Financial Statements

The Regulations of the Board of Directors state that the primary duty of the Audit and Control Committee shall be to support the Board of Directors in its supervisory duties. Specifically, it shall have at least the following powers and duties:

•	To supervise the process of preparing and submitting financial information. In this regard, to supervise the process of preparation and the integrity of the financial information related to the Company and the Group, reviewing compliance with the regulatory requirements, the proper determination of the scope of consolidation, and the correct application of the accounting standards.

•	To supervise the effectiveness of the Company’s internal control system and risk management systems, and to discuss with the auditors significant weaknesses in the internal control system detected during the audit. With respect thereto, it shall be responsible for proposing to the Board of Directors a risk control and management policy, which shall identify at least the following types of risk (operational, technological, financial, legal and reputational) which the company faces; the level of risk which the company deems acceptable; the measures for mitigating the impact of the identified risks should they materialize; and the control and information systems to be employed to control and manage said risks.

•	Establish and maintain appropriate relations with the External Auditor to receive information on those matters that may jeopardize the independence thereof, for consideration by the Audit and Control Committee, and any other related to the development of the audit process, as well as any other communications provided for in audit legislation and technical standards of audit.

•	Issue annually, prior to the issuance of the audit report, a report that will express an opinion on the independence of the External Auditor

•	To supervise internal audit and, in particular: to ensure the independence and efficiency of the internal audit function; to receive periodic information on its activities; and to verify that the senior executive officers take into account the conclusions and recommendations of its reports.

The Audit and Control Committee shall meet monthly and as often as appropriate.

In order to carry out this supervisory function, the Audit and Control Committee is assisted by the Internal Audit department which periodically submits its activities report to the Committee.

A.2

The different areas and functional units of the Telefónica Group play a key role in ICFR as they are responsible for preparing, maintaining and updating the different procedures that govern their operations and identify the tasks to be carried out, as well as the persons in charge of the same.

The Board of Directors is responsible for designing and reviewing the Company’s organizational structure, ensuring there is an adequate separation of functions and that satisfactory coordinating mechanisms among the different areas are established.

Use of the Telefónica Group’s economic-financial IT system is regulated through several manuals, instructions and internal rules and regulations, the most noteworthy of which are as follows:

Accounting Policies and Measurement Criteria Manual, designed to unify and standardize the accounting criteria and policies used by all the Group companies to ensure Telefónica operates as a consolidated and uniform group.

Instructions for closing and external audits, published annually to establish the procedures and schedule all Telefónica Group companies and their auditors must follow when reporting financial and accounting information in order to elaborate the consolidated financial information of the Group by the Financial Consolidation Department to comply with Telefónica, S.A.’s legal and reporting requirements in Spain and the other countries in which its shares are listed.

Annual calendar of financial accounting information, applicable to all Telefónica Group companies to establish the monthly accounting-financial reporting dates at the start of each period.

The regulations also define and delimit responsibilities at each level of the organization regarding the reliability of the information published.

Telefónica, S.A.    338

2012 Consolidated Financial Statements

With regard to the principles which guide the Company’s actions, we would note that in December 2006, the Telefónica Group approved a code of conduct and business ethics, “The Telefónica Business Principles ,” which are applicable to all Group employees and all organizational levels (management and non-management). The Business Principles are available on the Telefónica Group intranet and there are procedures in place to update, monitor and disseminate these throughout the Telefónica Group. They expressly mention issues regarding recording transactions and preparation of financial information.

A specially-designed committee is responsible for monitoring these Business Principles. This Committee meets periodically and comprises representatives from Telefónica’s Human Resources, Reputation, General Secretariat and Group Internal Audit departments, as well as representatives from each of the geographical areas in which Telefónica is present.

As part of its remit, this Committee coordinates the activities of the various business areas, with particular emphasis on monitoring the actions inherent in the Business Principles. For example, as the Internal Audit area is involved, it is able to answer potential queries regarding the need to carry out specific actions should notifications of failure to comply with the Business Principles be received. Also, through this Committee, its members agree on ways to help disseminate the Business Principles to the Group, as well as monitoring communication and training initiatives in this matter. For this last initiative, and as part of the on-line training platform, there is a specific course on these principles. By taking part in this abovementioned course, employees pledge to adhere to these business principles.

Also, since April 2004 the Telefónica Group has a complaints channel which can be accessed directly via the Telefónica intranet. This was approved by the Audit and Control Committee and Group employees were notified according to the established procedures. This complaints channel allows all Telefónica Group employees to report, anonymously if chosen, two types of irregularities:

•	Any irregularities detected in the internal control system, accounting or the audit of the financial statements. These are reported directly to the Secretary of the Telefónica Audit and Control Committee.

•	Other irregularities, including those related to the Business Principles. These complaints are reported either to the Business Principles office or the Internal Audit Department.

The Telefónica Audit and Control Committee receives all complaints regarding internal controls, accounting or the audit of the financial statements. All complaints of this nature will be treated and resolved by the Committee appropriately.

Telefónica, S.A. also has “Internal Code of Conduct for Securities Markets Issues” setting out the general guidelines and principles of conduct for the persons involved in securities and financial instrument transactions.

With regard to employee training in financial and control issues, we would note that in 2007 the Telefónica Corporate University (Universitas Telefónica) was opened to help contribute to the Telefónica Group’s advancement through lifelong learning. All the University’s training programs are based on developing the corporate culture, the business strategy and management and leadership skills. Personnel involved in preparing and reviewing financial information are also offered refresher courses in this area.

Likewise, the Telefónica Accounting Policies Department offers training plans and seminars to all personnel working in the Group’s financial areas and other pertinent areas (Tax, M&A, etc.), with the aim of informing them of any accounting or financial changes which are applicable to their job of preparing consolidated financial information.

Finance personnel also attend technical sessions run by external consultancy firms and covering developments in accounting.

Finally, the Telefónica Group also has an on-line training platform which includes a finance school providing specific training and refresher courses on financial information, as well as an internal control school providing instruction on auditing, internal control and risk management.

Telefónica, S.A.    339

2012 Consolidated Financial Statements

B. Risk assessment in financial reporting

Given the vast number of processes involved in financial reporting at the Telefónica Group, a model has been developed to select the most significant processes by applying a so-called Scope Definition Model. This model is applied to the financial information reported by subsidiaries or companies managed by Telefónica. The model selects the accounts with the largest balance or difference and identifies the processes used to generate this information. Once the processes have been identified, the risks inherent in the processes affecting financial reporting are analyzed. This identification procedure covers all the financial reporting objectives of existence and occurrence, completeness, valuation, presentation, disclosure and fraud. Risk identification is carried out on an annual basis.

Telefónica also has a Risk Management Model covering four key areas of risk:

•	Business risks

•	Operational risks

•	Global risks

•	Financial risks

Financial risks include risks associated with the accuracy, completeness and publication of reporting information.

In the process of identifying the consolidation scope, the Telefónica Consolidation Department periodically monitors the changes in the Group’s scope.

C. Control activities

On March 26, 2003 the Telefónica Board approved the “Regulations governing disclosure and reporting to the markets”. These regulate the basic principles of operation of the financial disclosure control processes and systems which guarantee that all relevant consolidated financial information is communicated to the company’s senior executives and its management team, assigning to the Internal Audit the duty of periodically assessing the functioning of these processes and systems.

Each quarter the Finance Department submits the periodic financial information to the Audit and Control Committee, highlighting the main events and accounting criteria applied and clarifying any major events which occurred during the period.

Likewise, the Telefónica Group has documented financial processes in place which stipulate common criteria for preparing financial information in all Group companies, as well as any outsourced activities.

The Company follows documented procedures for preparing consolidated financial information whereby those employees responsible for the different areas are able to verify this information. In this regard, there is a Coordination and Control Committee comprising employees responsible for these areas. They are able to submit the results of their reviews in order to correctly prepare the financial information presented to the Company’s bodies (Audit and Control Committee and, if applicable, the Board of Directors).

Also, and pursuant to the internal regulations, the Executive Chairmen and the Finance Directors must submit a certificate to the Corporate Finance Department stating that they have reviewed the financial information being presented, that the financial statements give a true and fair view, in all material respects, of the financial position, results and cash position, and that there are no significant risks to the business or unhedged risks which may have a material impact on the Company’s equity and financial position.

In relation to the accounting close, the Consolidation and Accounting Policies Department issues instructions setting out the calendar and contents for the financial reporting period for the preparation of the consolidated annual financial statements. These instructions are mandatory for all Telefónica consolidation subgroups and subsidiaries.

The Corporate Finance Department reviews the key judgments, estimates, valuations and forecasts to identify critical accounting policies that require the use of estimates and value judgments. In these cases, the Corporate Finance Department also establishes the necessary operational co-ordination actions with the rest of the Telefónica Group units for their specific areas of activity and knowledge before presenting them to the Audit and Control Committee. The most relevant are dealt with by the Audit and Control Committee. Senior management defines the format for presenting the annual financial statements prior to approval by the Board.

Telefónica, S.A.    340

2012 Consolidated Financial Statements

The critical processes involved in financial reporting at the Telefónica Group, as well as its controls, are evaluated by the internal audit function, which looks at the degree of documentation and revision, as well as its operation. In order to establish an adequate evaluation process, the Telefónica Group has three general levels, which are applied according to the type of controls, the level of risk of the processes or the activities being evaluated: General Evaluation Model, Self-Appraisal Questionnaires (to determine the degree of internal control in all Group companies, even those which are considered less significant in terms of their contribution to the consolidated financial figures) and Focused Tests (a tool used to evaluate the general controls of the ICFR).

The General Evaluation Model follows the same working scheme for each company listed on a foreign exchange: critical accounts are defined based on their materiality; the processes and systems associated with the critical accounts are identified; the risks and controls inherent in financial reporting associated with these processes are identified; the controls are evaluated; audit testing is carried out and should any incidences in the effectiveness of them be detected, recommendations are proposed to guarantee the correct functioning of ICFR.

The Global IT systems department of the Telefónica Group is responsible for the IT systems at all the Group’s businesses. One of its many and various duties is to define and implement policies and security standards for applications and infrastructures (in conjunction with the Security and Networks departments), which includes IT aspects of the internal control model.

In the Telefónica Group the Internal Audit is charged with monitoring the general controls over the IT systems. The processes for controlling the IT systems are grouped into 22 general control objectives, which in turn are grouped together in the following four categories: Physical security (security at the data processing center and facilities, information backup, contingency plans, information recovery in the event of disasters and business continuity at the different data processing centers and IT facilities); Logistics security (program access control, user applications and data handling control, productive database data access control, and appropriate separation of duties); Systems development (methodology for developing and maintaining systems, controls inherent in an application, methodological steps for applications, project start-up); and Systems operation (non-programmed tasks, application testing, interruption monitoring, and incident management).

When a process or part of a process concerning financial information is outsourced, suppliers are requested to present the ISAE 3402 certificate or controls are established within these processes to ensure they function correctly.

When Teléfonica or any of its subsidiaries engage the services of an independent expert whose findings may materially affect the consolidated financial statements, as part of the selection process the competence, training, credentials and independence of the third party is verified directly by the area contracting the service and, if applicable, the procurement department. The finance department has control activities in place to guarantee the validity of the data, the methods used and the reasonableness of the assumptions used by the third party.

Likewise, there is an internal procedure for engaging independent experts which requires specific levels of approval.

D. Information and Communication

The Consolidation and Accounting Policies Department of Telefónica is charged with defining and updating the accounting policies used for preparing the consolidated financial information.

Thus, this area publishes IFRS (International Financial Reporting Standards) information bulletins summarizing the main changes to accounting methodology, as well as clarifications on various other related issues.

Also, the Telefónica Group has an Accounting Policies Manual which is updated periodically. The objectives of this manual are: to align the corporate accounting principles and policies with IFRS; to maintain accounting principles and policies which ensure that the information is comparable within the Group and offers optimum management of the source of information; to improve the quality of the accounting information of the various Group companies and of the Consolidated Group by disclosing, agreeing and introducing accounting principles which are unique to the Group; and to facilitate the accounting integration of acquired and newly-created companies into the Group’s accounting system by means of a reference manual.

This Manual is mandatory for all companies belonging to the Telefónica Group, and shall be applied to their reporting methods when preparing the consolidated financial statements.

There is also a Compliance Manual for Consolidation Reporting, which includes specific instructions on preparing the disclosures which comprise the reporting for the consolidation of the Telefónica Group’s financial statements and the preparation of consolidated financial information.

Telefónica, S.A.    341

2012 Consolidated Financial Statements

Likewise, the Telefónica Group uses a specific IT tool for the reporting of the individual financial statements at its various subsidiaries, as well as the necessary notes and disclosures for preparing the consolidated annual financial statements. This tool is used to carry out the consolidation process and its subsequent analysis. The system is managed centrally and uses the same accounts plan.

E. Monitoring

Telefónica is listed on the New York Stock Exchange and is therefore subject to the regulatory requirements established by the US authorities applicable to all companies trading on this exchange.

Among these requirements is the “Sarbanes-Oxley Act” and, specifically, Section 404 which stipulates that all listed companies must evaluate on an annual basis the effectiveness of its ICFR procedures and structure.

As noted above, the Telefónica Group has an Internal Audit function which reports hierarchically (to the General Secretariat and the Board) and functionally (to the Audit and Control Committee). Its activities include ensuring compliance with applicable laws, internal regulations and the principles of the Group’s Code of Ethics; safeguarding the equity’s assets, the efficiency and effectiveness of operations, the reliability of the information, controlled transparency with third parties and safeguarding the image of the Telefónica Group.

The Audit and Control Committee also provides support in monitoring the correct functioning of the ICFR system. The system is monitored twice a year in order to offer a preliminary assessment to help resolve any major incidences in advance by establishing the corresponding action plans for the managers in charge.

In 2012, the Audit and Control Committee was informed of the findings of the ICFRS review which directly affected 19 companies, 266 material accounting items, 588 critical processes and 205 IT systems, with a total of 4,854 control activities reviewed.

In order to assess the status of the general controls at Telefónica, “Focused Tests” have been carried out to analyze the controls established by the Company’s management which are more closely associated with the general control environment and apply to all of the Company’s processes. A total of 25 control objectives were reviewed.

Also, Self-Appraisal Questionnaires have been filled out by the employees in charge of the 268 Group companies certifying their assessment of a series of issues related to internal control in their area of responsibility.

The results of the final appraisal were presented at the February 2012 meeting of the Audit and Control Committee. No material weaknesses or significant shortcomings in the ICFR structure and procedures were identified.

Each year the External Auditor issues its own opinion on the effectiveness of ICFR. At the date of this report, the External Auditor has not notified the Audit and Control Committee of the existence of any control shortcomings which constitute material weaknesses or significant deficiencies.

Furthermore, the External Auditor participates regularly in the Audit and Control Committee meetings, when called to do so by the Committee, to explain and clarify different aspects of the audit reports and other aspects of its work.

F. External auditor review

The attached information on ICFR has been submitted to review by the External Auditor, whose report is attached as an appendix to this document.

This Appendix to the Telefónica, S.A. 2012 Annual Report on Corporate Governance was originally prepared in Spanish. In the event of a discrepancy, the Spanish-language prevails.

*******

Telefónica, S.A.    342

Translation of an auditor’s report and description of the Internal Control over Financial

Reporting System (SCIIF in Spanish) originally issued in Spanish. In the event of discrepancy, the Spanish-language version prevails

AUDITOR’S REPORT ON THE DESCRIPTION OF THE INTERNAL CONTROL OVER FINANCIAL

REPORTING SYSTEM (SCIIF IN SPANISH)

To the Board of Directors of

Telefónica, S.A., engaged by the management:

We have examined the accompanying description of the Internal Control over Financial Reporting System (SCIIF in Spanish) of Telefónica, S.A. (the Parent Company) and its subsidiaries (the Group), which is included in Section II of the Appendix to the Annual Corporate Governance Report for the year ended December 31, 2012, in the “Description of the main characteristics of the internal control and risk management systems with regard to statutory financial reporting.” This examination has included the evaluation of the effectiveness of Internal Control on the Financial Reporting System regarding the financial information included in the Group’s consolidated financial statements at December 31, 2012, prepared in accordance with International Financial Reporting Standards, as adopted by the European Union, and other provisions in the regulatory framework applicable to the Group. This system is based on the criteria and policies defined by the Parent Company’s management in accordance with the guidelines established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in its report “Internal Control—Integrated Framework.”

Telefónica, S.A.’s management is responsible for maintaining effective internal control over financial reporting included in the consolidated financial statements, and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the aforementioned effectiveness of internal control over financial reporting, based on the work we have performed in accordance with the requirements of the Standard ISAE 3000 “Assurance Engagement Other than Audits or Reviews of Historical Financial Information” issued by the International Auditing and Assurance Standards Board (IAASB) of the International Federation of Accountants (IFAC) for the issuance of reports to obtain reasonable assurance.

The work performed to obtain reasonable assurance includes obtaining an understanding of the internal control over financial reporting system regarding the financial information included in the consolidated financial statements, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

Domicilio Social: Pl. Pablo Ruiz Picasso, 1. 28020 Madrid Inscrita en el Registro Mercantil de Madrid al Tomo 12749, Libro 0, Folio 215, Sección 8[a], Hoja M-23123, Inscripción 116. C.I.F. B-78970506

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements, fraud or illegal acts. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Telefónica, S.A. and subsidiaries maintained, in all material respects, effective internal control over financial reporting regarding the financial information included in the consolidated financial statements as of December 31, 2012, based on the criteria and policies defined by the Parent Company’s management in accordance with the guidelines established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in its report “Internal Control—Integrated Framework.” We also have checked that the disclosures included in the accompanying description of the Internal Control over Financial Reporting System (SCIIF in Spanish) at December 31, 2012 comply, in all material respects, with the requirements of Securities Market Law 24/1988 of July 28, as amended by Law 2/2011, of March 4, on Sustainable Economy, and meets the minimum content required by the Draft Circular published on October 26, 2011 by the National Securities Market.

The examination indicated in the preceding paragraphs is not subject to the Consolidated Spanish Audit Law, approved by Royal Legislative Decree 1/2011 of July 1, so we do not express an audit opinion in the terms provided for in the aforementioned Law.

In addition to the aforementioned examination, we have audited, in accordance with prevailing audit regulations in Spain, the consolidated financial statements of Telefónica, S.A. and its subsidiaries at December 31, 2012, prepared by the Parent Company’s Directors in accordance with International Financial Reporting Standards, as adopted by the European Union, and other provisions in the regulatory framework applicable to the Group, and our report dated March 20, 2013 expressed an unqualified opinion on the aforementioned consolidated financial statements.

ERNST & YOUNG, S.L.

Ignacio Viota del Corte

March 20, 2013

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: March 21, 2013	By:	/s/ Miguel Escrig Meliá
Name: Miguel Escrig Meliá
Title: Chief Financial Officer